
11008239

**UNITED STATES**
**Securities and Exchange Commission**
**Washington, D.C. 20549**

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Bolivarian Republic of Venezuela
Exact name of registrant as specified in charter

0000103198
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2010
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

N/A 001-05069
SEC file number, if available


SEC MAIL PROCESSING
RECEIVED
OCT 04 2011
WASH, D.C.
191
SECTION

S-________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

________________
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

## SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Caracas, Venezuela, on October 4, 2011.

BOLIVARIAN REPUBLIC OF VENEZUELA

By: ________________
**Beatriz H. Bolívar F.**
*Head of the National Bureau of Public Credit of the Ministry of Popular Power for Planning and Finance of the Bolivarian Republic of Venezuela*

Total number of pages: 390
Exhibit Index begins on page 3 of 390

## EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K for the year ended December 31, 2010 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

# EXHIBIT INDEX

**Exhibit**

C. Copy of the 2011 Annual Budget of the Bolivarian Republic of Venezuela

**EXHIBIT C**

# REPÚBLICA BOLIVARIANA DE VENEZUELA






# EXPOSICIÓN DE MOTIVOS PROYECTO DE LEY DE PRESUPUESTO 2011

# EXPOSICIÓN DE MOTIVOS 2011

# ÍNDICE DE CONTENIDO

EXPOSICIÓN DE MOTIVOS 2011

# ÍNDICE DE CONTENIDO

# ÍNDICE DE CUADROS

EXPOSICIÓN DE MOTIVOS 2011

# ÍNDICE DE CUADROS

## CAPÍTULOS

# ÍNDICE DE GRÁFICOS

EXPOSICIÓN DE MOTIVOS 2011

# ÍNDICE DE GRÁFICOS

**CAPÍTULOS** **Pág**

## Capítulo 1

# RESUMEN EJECUTIVO

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 1

# RESUMEN EJECUTIVO

El Ejecutivo Nacional por intermedio del Ministerio del Poder Popular de Planificación y Finanzas, presenta a la Asamblea Nacional de conformidad con el Artículo 38 de la Ley Orgánica de la Administración Financiera del Sector Público, el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, formulado de acuerdo a las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013, tambien denominado "Proyecto Nacional Simón Bolívar" o Primer Plan Socialista y conforme a las directrices emanadas del Ministerio del Poder Popular de Planificación y Finanzas, a través de los lineamientos del Plan Operativo Anual Nacional y de los Planes Operativos Anuales Institucionales 2011.

Asimismo, para su formulación se ha evaluado el panorama económico internacional, donde aún persisten elevados riesgos derivados de la crisis económica a escala mundial, por lo que el escenario presupuestario recoge un conjunto de medidas, orientadas a minimizar y neutralizar los posibles impactos negativos, que el comportamiento de la economía global pudiese traer sobre los avances, que en materia de desarrollo económico y social exhibe la Revolución Bolivariana.

En este orden de ideas, tomando en consideración los factores geopolíticos, ambientales y económico-financieros, el Ejecutivo Nacional para la proyección de la contribución fiscal petrolera durante el ejercicio fiscal 2011, estimó un precio promedio de realización de la cesta venezolana en 40 US$/bl, el cual recoge de manera conservadora las expectativas del mercado internacional de crudos.

Dentro de este contexto, y dada la importancia conferida al presupuesto como instrumento para la ejecución de las estrategias de desarrollo social y económico; las políticas y objetivos presupuestarios plasmados en este documento, orientan su accionar hacia la consolidación del cambio histórico que en lo político, social y económico, se desarrolla de manera dinámica y creciente en el país.

En este sentido, para el Ejecutivo Nacional retomar la senda del crecimiento económico y la estabilidad de precios, poniéndolo directamente al servicio de la evolución del desarrollo humano, constituye uno de los objetivos que permitirá propiciar condiciones macroeconómicas, a niveles que estimulen e impulsen sustancialmente el afianzamiento del modelo productivo socialista.

En virtud de las consideraciones anteriores, el proyecto de Ley de presupuesto para el año 2011 prevé la aplicación de nuevas acciones, así como mejoras y profundización de las que exitosamente se han puesto en práctica, que se traducirán en estímulos equilibrados tanto para la demanda agregada interna, cónsonos con los objetivos de moderación y control de los niveles de inflación, como para la oferta agregada, a fin de continuar generando bienestar social y retomar el crecimiento económico.

En lo correspondiente al funcionamiento institucional, se mantendrá la política de racionalización del gasto y optimización de recursos, en atención al Decreto N° 6.649 de fecha 24/03/2009 mediante la eliminación del gasto suntuario o superfluo en el Sector Público Nacional.

Otro elemento a destacar, para el año 2011, es el mantenimiento de la perspectiva de género, particularmente en aquellas áreas dirigidas a la salud, prevención de la violencia, educación, vivienda, participación ciudadana, seguridad social, empleo y alimentación. La clara visión de que integrar la perspectiva de género en el diseño de la política presupuestaria significa fortalecer y ampliar los medios utilizados y potencia la obtención de mejores resultados en la instrumentación de dicha política, como referencia obligada para eliminar las brechas de inequidad de género aún existentes.

En consideración a lo antes expuesto, en el cuadro N° 1-1 se presentan las metas macroeconómicas para el ejercicio fiscal 2011, teniendo en cuenta el cumplimiento de los lineamientos generales antes descritos.

**CUADRO N° 1-1**
**METAS MACROECONÓMICAS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**

| CONCEPTOS | 2011 |
|---|---|
| PIB corriente (MM Bs.) | 1.092.517,2 |
| Tasa de crecimiento del PIB Real (%) | 2,0 |
| Inflación puntual - cierre (%) | 23,0 – 25,0 |
| Tipo de cambio (Bs. /US$) | 2,60/4,30 |
| Precio promedio de exportación de la cesta petrolera (US$/bl) | 40,0 |

De acuerdo a las directrices plasmadas en el Plan Operativo Anual de la Nación 2011, a continuación se muestra una síntesis de los objetivos, acciones y proyectos prioritarios, contenidos en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011:

- Continuación de aquellos proyectos ya iniciados y que finalizarán en el año 2011, así como inicio de nuevos proyectos estratégicos que tendrán alto impacto en la consecución de los objetivos estratégicos.

- Adelanto de proyectos estratégicos de seguridad y soberanía alimentaría, particularmente al sector primario y transformador. En este sentido, los proyectos y acciones que se ejecutarán, le otorgarán continuidad a la Misión Alimentación, en el marco de uno de los objetivos prioritarios del Gobierno Nacional, como es el de garantizar la disponibilidad y acceso a la alimentación.

- Lograr el desarrollo integral del subsistema de educación básica y la superación de los desequilibrios sociales y culturales, garantizando la incorporación, prosecución, permanencia y formación integral de los niños y las niñas, brindando una educación integral de práctica pedagógica, que promueva la internalización de sus aprendizajes y orientaciones para que los mismos tengan actitud reflexiva, crítica e independiente, para que sean cada vez más participativos, protagónicos y corresponsables de su actuación en la escuela, familia y comunidad.

- Proyectos de alto impacto social, que buscan promover, ejecutar y articular lo relacionado con actividades tendentes a la progresiva cogestión de responsabilidades sociales, desde el estado hacia las comunidades y grupos organizados.

- Proyectos de fortalecimiento del aparato productivo nacional, la generación de empleo y el apoyo al desarrollo de las regiones, la construcción de nuevas viviendas asociadas a espacios productivos, el fortalecimiento de las cadenas de comercialización y distribución tanto de los productos agrícolas como industriales y la disminución de la dependencia de las importaciones de bienes y servicios.

- Impulsar el desarrollo industrial en la cadena de valor de los hidrocarburos, particularmente en lo relacionado con la actividad industrial de manufactura de combustible (refinación), de transformación petroquímica con base en gas natural, carbón y refinación, promoviendo así la participación nacional a través de unidades de producción socialista.

- Proyectos relacionados con las Misiones Sociales y orientados al cumplimiento de las metas del milenio. En consecuencia, se le otorgó prioridad a los proyectos dirigidos a superar la pobreza y la exclusión social.

- Proyectos orientados a la recuperación de la infraestructura eléctrica nacional (generación, transmisión y distribución) y que promuevan el uso eficiente de la energía y el aprovechamiento de fuentes alternas y ambientalmente sostenibles, tales como: termoeléctrica, solar, eólica, para consolidar el blindaje del suministro eléctrico.

- Creación de los Consejos Locales y Estadales con el objeto de planificar y coordinar las políticas públicas locales y estadales, así como el Consejo Federal de Gobierno y El Fondo de Compensación Interterritorial.

- Fortalecimiento de la integración latinoamericana y caribeña desarrollando alianzas energéticas en el contexto de la integración regional y multipolar.

- En el ámbito cultural, se incluyen proyectos enfocados a la ampliación de los bienes y servicios culturales que permitan nuevas audiencias, presentar espectáculos y eventos de diversos géneros artísticos, así como fortalecer y divulgar los valores de identidad nacional, al igual que la formación y capacitación de los recursos humanos necesarios para las diferentes disciplinas artísticas.

- Atención de las necesidades habitacionales de la comunidad, con la construcción de viviendas, rehabilitación de las mismas y la sustitución de ranchos por viviendas dignas en los sectores populares.

- Continuar con el fomento del desarrollo de Empresas de Producción Social (EPS).

- En materia deportiva, se contemplan proyectos orientados a incrementar la participación de la población en actividades físicas deportivas y recreativas, apoyo logístico, metodológico y financiero a las organizaciones deportivas (federaciones), en la preparación y asistencia de los atletas a eventos preparatorios y fundamentales que, contribuyan al desarrollo deportivo del país y a la ampliación de la cobertura de atención integral y social al atleta de alto rendimiento.

- En el ámbito asociado al sector salud, las políticas presupuestarias estarán orientadas a continuar con los avances en la prestación de los servicios de salud bajo los enfoques de gratuidad y universalidad. En este sentido el Ministerio del Poder Popular para la Salud orientará esfuerzos en la construcción, integración y consolidación del Sistema Público Nacional de Salud, a efecto de disminuir las brechas sociales e inequidades en grupos priorizados de la población o por ciclo de vida, contribuyendo a elevar la calidad de vida, abordando problemas de salud pública a través de intervenciones específicas o mediante el control de factores asociados a los mismos, fortaleciendo y dando impulso a la ejecución de proyectos bandera como: Misión Barrio Adentro I, II, III y IV, Plan Nacional de Vacunación, Proyecto Madre, Plan de Salud Indígena, fortalecimiento de la red de suministro y distribución de medicamentos, entre otros.

En resumen, el gobierno Bolivariano continuará impulsando el desarrollo de la economía con énfasis en lo social, en un contexto de cambios estructurales profundos encaminados hacia la construcción y consolidación del modelo productivo socialista, donde prevalezca una nueva cultura de producción y consumo. Una economía donde la equidad distributiva se vuelque a favor del esfuerzo del trabajo de la población, socializando el usufructo de la riqueza generada para hacer realidad una sociedad humana, solidaria y más feliz.

## 1.1 Estructura Presupuestaria

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, asciende a la cantidad de Bs. 204.208,2 millones, y representa el 18,7 por ciento del PIB esperado.

A continuación se presenta la distribución de los ingresos y gastos del referido proyecto de ley.

**CUADRO N° 1-2**
**CLASIFICACIÓN ECONÓMICA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTOS |
|---|---|
| **Ingresos y Fuentes de Financiamiento** | **204.208,2** |
| Ingresos corrientes ordinarios | 163.698,9 |
| Fuentes de financiamiento | 40.509,3 |
| **Gastos y Aplicaciones Financieras** | **204.208,2** |
| Gastos corrientes | 159.307,4 |
| Gastos de capital e inversiones | 41.710,8 |
| Aplicaciones financieras (disminución de pasivos financieros) | 3.190,0 |

### 1.1.1 Presupuesto de Ingresos y Fuentes de Financiamiento de la República

El presupuesto de Ingresos y Fuentes de Financiamiento asciende a Bs. 204.208,2 millones, de los cuales Bs. 163.698,9 millones están conformados por los ingresos corriente ordinarios y Bs. 40.509,3 millones corresponden a fuentes de financiamiento.

Los ingresos ordinarios corrientes, están constituidos por los recursos de origen petrolero que ascienden a Bs. 45.293,0 millones, que representan el 22,2 por ciento del presupuesto de recursos. Para la estimación de estos ingresos se utilizó la base de un precio promedio de realización de la cesta venezolana de 40,0 US$/bl., el cual recoge de manera conservadora las expectativas del mercado internacional de crudos, lo que minimizaría el impacto de posibles situaciones de desequilibrios en los precios, producto de los aún persistentes riesgos derivados de la crisis económica a escala global.

El resto de los recursos corrientes ordinarios lo componen los ingresos de origen interno que alcanzan Bs. 118.051,6 millones y representan el 57,8 por ciento del total y los ingresos del hierro y otros minerales que al ubicarse en Bs. 354,3 millones equivalen al 0,1 por ciento del total de recursos.

Esta composición de los ingresos corrientes ordinarios de la República es indicativo del consolidado avance obtenido, a través de las acertadas políticas fiscales y tributarias adelantadas durante los últimos años por el Ejecutivo Nacional, cuya aplicación se traduce en el mejoramiento sostenido de los procesos y procedimientos tributarios, dirigidas a reducir los índices de evasión fiscal y la consolidación del sistema de finanzas públicas, basado primordialmente en los impuestos derivados de la actividad productiva del sector no petrolero.

Las fuentes financieras que complementan el financiamiento del Proyecto de Ley de Presupuesto 2011, las componen el incremento del endeudamiento previsto por Bs. 40.359,2 millones y la disminución de activos financieros por concepto de reintegros por el orden de Bs. 150,1 millones.

Estos pasivos están discriminados en: Bs. 10.729,7 millones para el pago de servicio de la deuda pública, Bs. 9.629,5 millones para proveer los recursos dirigidos a proyectos de inversión reproductiva y Bs. 20.000,0 millones por gestión fiscal; cuyo objetivo es brindar el financiamiento complementario que demandan los organismos del sector público para dar cumplimiento a los objetivos y metas propuestas para el ejercicio fiscal 2011.

A continuación se presenta el gráfico, con la composición del presupuesto de recursos para el ejercicio fiscal 2011.

**Gráfico N° 1-1**
**Presupuesto de Ingresos y Fuentes de Financiamiento de la República**
(Estructura porcentual)
Año 2011


Ingresos Corrientes Internos 57,9%
Fuentes de Financiamiento 19,9%
Ingresos Corrientes Petroleros 22,2%

## 1.1.2 Presupuesto de Gastos y Aplicaciones Financieras de la República

El Presupuesto de Gastos y Aplicaciones Financieras asciende a Bs. 204.208,2 millones, de este total Bs. 48.314,9 millones corresponden a asignaciones legales, Bs. 25.001,6 millones al servicio de la deuda y Bs. 130.891,7 millones se destinarán a los gastos para la acción de Gobierno.

En lo concerniente a las asignaciones de carácter legal, Bs. 43.403,9 millones corresponden a aportes por situado constitucional y al fondo de compensación interterritorial, Bs. 3.274,0 millones al sistema de justicia y Bs. 1.637,0 millones se refieren a las rectificaciones al presupuesto.

A continuación se exponen la distribución proporcional de los rubros referidos anteriormente:

**Gráfico N° 1-2**
**Asignaciones de carácter legal y servicio de la deuda**
(Estructura porcentual)
Año 2011


Situado Constitucional y Fondo de Compensación Interterritorial 59,2%
Servicio de la Deuda Pública 34,1%
Rectificaciones al Presupuesto 2,2%
Sistema de Justicia 4,5%

La distribución económica del presupuesto de gastos y aplicaciones financieras, muestra la siguiente distribución: Bs. 159.307,4 millones para gastos corrientes, Bs. 41.710,8 millones para gastos de capital e inversión y Bs. 3.190,0 millones serán destinados a las aplicaciones financieras.

Los gastos corrientes representan el 78,0 por ciento del total de las asignaciones. Estos están constituidos por Bs. 45.930,9 millones para las remuneraciones, Bs. 20.523,9 millones destinados a la cancelación de los intereses del servicio de la deuda pública, Bs. 81.746,9 millones para las transferencias y donaciones corrientes, y Bs. 11.104,5 millones para el pago de compras de bienes y servicios y otros gastos corrientes.

Los gastos de capital e inversión financiera que ascienden a Bs. 41.710,8 millones y constituyen el 20,4 por ciento del total de las asignaciones del presupuesto. Estos gastos están distribuidos en: inversión directa por Bs. 1.221,0 millones, transferencias y donaciones de capital por Bs. 40.263,6 millones, y las inversiones financieras por Bs. 226,2 millones.

En tanto que las aplicaciones financieras ascienden a Bs. 3.190,0 millones, que significan el 1,6 por ciento del total de las asignaciones presupuestarias, discriminadas en Bs. 3.044,8 millones por concepto de amortización de préstamos y Bs. 145,2 millones por disminución de otros pasivos.

**CUADRO N° 1-3**
**CLASIFICACIÓN ECONÓMICA DE LOS GASTOS Y APLICACIONES FINANCIERAS DE LA REPÚBLICA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTOS |
|---|---|
| **Gastos y Aplicaciones Financieras** | **204.208,2** |
| Gastos Corrientes | 159.307,4 |
| • Gastos de Consumo | 55.391,8 |
| o Remuneraciones | 45.930,9 |
| o Compra de bienes y servicios | 7.999,8 |
| o Otros | 1.461,1 |
| • Gastos de la Propiedad | 20.526,4 |
| o Intereses | 20.523,9 |
| o Otros | 2,5 |
| • Transferencias y donaciones corrientes | 81.746,9 |
| • Rectificaciones | 1.637,0 |
| • Otros gastos corrientes | 5,3 |
| Gastos de Capital e Inversiones | 41.710,8 |
| • Inversión directa | 1.221,0 |
| • Transferencias y donaciones de capital | 40.263,6 |
| • Inversión financiera | 226,2 |
| Aplicaciones Financieras | 3.190,0 |

Uno de los aspectos de mayor relevancia para la Revolución Bolivariana son las asignaciones destinadas a los sectores sociales. El propósito fundamental de estas asignaciones se mantendrá presente en el centro de las políticas, programas y proyectos de carácter humanista; en tal sentido, prevalece la atención a las necesidades de las mayorías populares, la inversión social, la inclusión cultural, social y política para la construcción y consolidación de la democracia protagónica, dándole concreción a través de la asignación de significativos recursos para las políticas sociales.

En este orden de ideas, se presenta la distribución de las asignaciones presupuestarias por sectores sociales, derivada de la clasificación sectorial del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011.

| CUADRO N° 1-4<br>SECTORES SOCIALES<br>PROYECTO DE LEY DE PRESUPUESTO AÑO 2011<br>(Millones de Bolívares) | |
|---|---|
| **CONCEPTOS** | **MONTOS** |
| Educación | 30.494,0 |
| Seguridad Social | 22.255,3 |
| Salud | 17.931,5 |
| Desarrollo Social y Participación | 15.917,2 |
| Cultura y Comunicación Social | 1.578,5 |
| Vivienda, Desarrollo Urbano y Servicios Conexus | 1.729,7 |
| Ciencia y Tecnología | 1.215,8 |

La ejecución del gasto social con el mecanismo de las misiones, ha generado resultados significativos, cuyos logros en términos de mejoría en la calidad de vida de la población económicamente más vulnerable, son apreciables en la actualidad. En este sentido, las misiones como componente importante del gasto social para el ejercicio fiscal del 2011 tendrán asignados recursos presupuestarios por la cantidad de Bs. 6.126,4 millones.

## 1.2 Ámbito Presupuestario del Proyecto de Ley Especial de Endeudamiento Anual

Del total previsto en la Ley Especial de Endeudamiento Anual para el Ejercicio fiscal 2011, Bs. 10.729,7 millones corresponden a operaciones de crédito público cuyo objetivo es obtener recursos para el pago del servicio de la deuda pública nacional, Bs. 9.629,5 millones se orientarán al financiamiento de los proyectos por endeudamiento de los entes del sector público encargados de su ejecución, y Bs. 20.000,0 millones por concepto de gestión fiscal.

En lo concerniente al servicio de la deuda pública, Bs. 7.684,9 millones se orientarán al pago de intereses y Bs. 3.044,8 millones a la amortización de deuda.

Los proyectos de inversión que van a ser financiados con endeudamiento, estarán enmarcados principalmente en las siguientes actividades: proyectos del sector eléctrico dirigidos a alcanzar las metas de generación, transmisión y distribución de electricidad, la renovación de equipos de maquinarias existentes, cuyo reemplazo es indispensable para obtener un optimo funcionamiento del sector, impulsar profundizar y dinamizar las diversas obras ferrocarrileras, con el propósito de que la nación pueda contar con un sistema ferroviario que integre el desarrollo socioeconómico del país, impulso de grandes desarrollos agrarios a fin de apuntalar el auge de la economía bajo un nuevo modelo productivo, sistemas de riego, proyecto de diseño, construcción y operación de un complejo siderúrgico, apoyo a las poblaciones indígenas, entre otros.

En lo referente a la gestión fiscal, el propósito fundamental consiste en otorgar el financiamiento complementario que demandan los organismos del sector público para dar cumplimiento a los objetivos y metas propuestas para el ejercicio fiscal 2011.

## 1.3 Ámbito Presupuestario Regional

En materia regional, el ejercicio fiscal 2011 será de profundización y avance del proceso de transformación y cambios políticos, económicos y sociales, con bases firmes para la transición hacia una nueva organización socio-territorial.

En este sentido, el desarrollo territorial desconcentrado, es la nueva forma de gestión y administración racional del ordenamiento territorial urbano regional, a través de sus diferentes niveles de gobierno, en función de fortalecer la integración territorial y la soberanía nacional, por intermedio de los Distritos Motores de Desarrollo, unidades territoriales diseñadas para impulsar aquellas actividades económicas que generen efectos de atracción e incentivos para la conformación de asentamientos poblacionales en subsistemas de comunas.

Se trata de un nuevo enfoque, bajo la óptica de una estrategia desconcentradora del desarrollo territorial, con el propósito de aprovechar las potencialidades regionales para lograr una distribución más equilibrada y sostenible de las actividades productivas, las inversiones y la población en el territorio nacional.

Este nuevo enfoque de desarrollo territorial desconcentrado, cuenta con instancias de planificación y coordinación de políticas como los Consejos Locales de Planificación Pública, los Consejos Estadales de Coordinación y Planificación de Políticas Públicas y el Consejo Federal de Gobierno, órgano constitucional de carácter interterritorial encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del poder nacional a los estados y municipios.

Asimismo, se crea el Fondo de Compensación Interterritorial (FCI), destinado al financiamiento de inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales, donde los recursos que se le asignen serán discutidos y aprobados por el Consejo Federal de Gobierno, con base a los desequilibrios existentes en las regiones.

## Capítulo 2

# INTRODUCCIÓN

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 2

# INTRODUCCIÓN

Atendiendo a lo establecido en el Artículo 38 de la Ley Orgánica de la Administración Financiera del Sector Público, el Ejecutivo Nacional presenta ante la Asamblea Nacional el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, el cuál estará articulado con el enfoque estratégico de las directrices expresadas en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 – 2013 (Proyecto Nacional Simón Bolívar - Primer Plan Socialista).

La formulación del Proyecto de Ley de Presupuesto en cuestión, se vincula con los lineamientos emanados por el Ministerio del Poder Popular de Planificación y Finanzas para la elaboración de los Proyectos del Plan Operativo Anual 2011 y los Planes Operativos Anuales Institucionales.

A tales circunstancias, los objetivos y políticas económicas y sociales asumidas por el Gobierno, se concretan en acciones vitales encaminadas a reforzar el sector productivo, dirigir las inversiones financieras a los sectores estratégicos de mayor potencialidad, preservar las conquistas sociales, de esta forma, el presente proyecto de Ley de Presupuesto, se ha diseñado para dar continuidad al compromiso social que tiene el Gobierno Nacional de seguir y profundizar con los avances y logros del Socialismo Bolivariano.

Dentro de este marco, en el Proyecto de Presupuesto se hace mención por vez primera, al Consejo Federal de Gobierno, que se encamina hacia el desarrollo de un nuevo modelo de descentralización, a través de la planificación armoniosa y desarrollo regional, que prosiga con la transformación hacia un Estado Social y mayor participación del pueblo, a fin de fortalecer el desarrollo endógeno y la integración de los factores económicos productivos y social de las regiones.

En este sentido, el Proyecto de Ley de Presupuesto 2011, planea como uno de los principales instrumentos de política fiscal y financiera, dirigir sus esfuerzos, en la transformación y consolidación de un sistema económico, social, productivo, humanista y endógeno, justo y viable en la distribución de la riqueza, que sea sustentable en el tiempo, acorde con las potencialidades energéticas del país y en armonía con su entorno, orientado primordialmente hacia la igualdad social y el progreso del desarrollo humano.

Es por ello, que la Exposición de Motivos 2011, comprende todos los elementos necesarios que sustentan la elaboración del Proyecto de Ley de Presupuesto, desarrollada en base a una metodología justificada y deductiva, la cual proporciona los requerimientos necesarios para el análisis y estudios durante el proceso de discusión y aprobación por parte de los miembros de la Asamblea Nacional.

A fin de dar cumplimiento en lo dispuesto en el Artículo 29 del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario; la presente Exposición de Motivos, se estructura en nueve capítulos y un compendio de anexos estadísticos, que a continuación se presentan:

**Capítulo I**. Comprende el resumen ejecutivo, que sintetiza los conceptos, premisas macroeconómicas, cifras presupuestarias y los aspectos de la formulación más relevantes del Proyecto de Ley de Presupuesto 2011.

**Capítulo II.** Referido a la presente introducción del documento en cuestión.

**Capítulo III.** Constituido por los aspectos generales, donde se exponen las consideraciones estratégicas que vinculan al presupuesto con la concepción ideológica del proyecto de país; además de los resultados obtenidos en el ámbito social y económico de la política económica, del período fiscal precedente. Por último, se detallan sobre los lineamientos y objetivos de política económica del escenario presupuestario presentado.

**Capítulo IV.** Contiene las consideraciones de carácter metodológico y de política de formulación presupuestaria de recursos y de egresos.

**Capítulo V.** Contempla la información detallada de las estimaciones de los ingresos y fuentes de financiamiento de la República a los fines de sustentar la información considerada en el Capítulo I del Título II, del Proyecto de Ley de Presupuesto.

**Capítulo VI.** Expresa los criterios de asignación en el presupuesto de gastos y aplicaciones financieras de la República a nivel institucional y de las diferentes clasificaciones del presupuesto.

**Capítulo VII.** Reseña los principales aspectos en el ámbito regional: entidades federales, municipales y regionales.

**Capítulo VIII.** Referente al vínculo económico entre el presupuesto de recursos y de egresos, analizado a través de la Cuenta Ahorro - Inversión - Financiamiento de la República (CAIF) y de sus implicaciones financieras.

**Capítulo IX.** Establece los efectos económicos de corto plazo del Proyecto de Presupuesto, a fin de proporcionar el instrumental completo de análisis.

Por último se presenta un compendio de anexos contentivos de series estadísticas de las cifras presentadas a lo largo del documento.

Para finalizar, de acuerdo con lo establecido en el Artículo 30 de la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), el Proyecto de Ley de Presupuesto 2011 está estructurado de la manera siguiente:

**Título I**: Disposiciones Generales.

**Título II**: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de la República.

**Título III**: Presupuestos de Ingresos y Gastos, y Operaciones de Financiamiento de los Entes Descentralizados Funcionalmente de la República, sin Fines Empresariales.

Asimismo, aunado a lo expuesto anteriormente y cumpliendo con lo establecido en el artículo 20 de la Ley Especial Sobre la Organización y Régimen del Distrito Capital; se relaciona el Presupuesto del Distrito Capital, como:

**Título IV**: Del Distrito Capital.

Es de hacer notar que para este período se contempla la inclusión de 295 entes descentralizados que conformaran el Título III del proyecto de Ley de Presupuesto.

## Capítulo 3
# ASPECTOS GENERALES

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 3

# ASPECTOS GENERALES

## 3.1 Lineamientos Estratégicos

El establecimiento del Socialismo Bolivariano constituye el objetivo tutor del Gobierno Nacional para su proyección, organización y actuación. El logro de este objetivo, se afianza en la estrategia de mediano plazo expresada en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007 – 2013 (Proyecto Nacional Simón Bolívar – Primer Plan Socialista).

Esta estrategia contiene una visión transformadora y estructuradora del país, y su relación con el resto de la comunidad internacional.

A lo interno, la estrategia formula un cambio en las relaciones sociales de producción, avanzando hacia la construcción de un modelo productivo socialista patrio, afianzado en la nueva ética socialista y democracia protagónica, que permita, el uso eficiente de los recursos al servicio de la inclusión y necesidades de los colectivos sociales; el desarrollo de las potencialidades de cada región, a través de una nueva organización socio territorial; y el resguardo del medio ambiente. Concibiendo para ello, el control social sobre la gestión pública y privada.

Además, reconoce y aplica la educación como instrumento emancipador del proceso de cambios, que permite la configuración del nuevo hombre, entendido desde la dignificación de lo humano en los valores y principios que sustenta la igualdad entre los ciudadanos, mediante el reconocimiento y aceptación de la diversidad cultural, de género, biológica, entre otras.

Al exterior, la estrategia concibe al nuevo ciudadano haciendo uso de sus potencialidades para ejercer la plena soberanía en el manejo de los recursos energéticos y mineros, en la búsqueda de una mejora continua en la calidad de vida. Por lo que se hace necesaria la independencia de los intereses imperialistas, en la administración y conducción de los recursos. Para lograr tal propósito, la estrategia se apoya en una mayor presencia en el escenario internacional y el afianzamiento de lazos con los países que comparten la visión del diálogo fraterno, respeto a las libertades y autodeterminación de los pueblos.

En este sentido, las Líneas Generales del Plan de Desarrollo Económico y Social de La Nación 2007 – 2013, se enmarcan sobre siete líneas estratégicas centradas en:

- Nueva Ética Socialista
- Suprema Felicidad Social
- Democracia Protagónica Revolucionaria
- Modelo Productivo Socialista
- Nueva Geopolítica Nacional
- Venezuela: Potencia Energética Mundial
- Nueva Geopolítica Internacional.

Cada año la estrategia contenida en el Plan de Desarrollo Económico y Social de la Nación se instrumenta a través del Plan Operativo Anual Nacional (POAN), que es la herramienta de planificación, que trasciende las rutinas institucionales y de mantenimiento, y se formula en base a la cartera de proyectos que cada Organismo o Ente de la Administración Pública Nacional, se compromete a ejecutar durante un ejercicio fiscal determinado, con la finalidad de concretar las Líneas Estratégicas establecidas en el Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007 – 2013.

El presupuesto de la Nación constituye, el brazo ejecutor de la planificación de corto plazo, y se articula tomando en consideración los aspectos económicos financieros, objetivos y metas dentro de las políticas de desarrollo socioeconómico de la Nación.

Para el Proyecto de Ley de Presupuesto 2011 se coloca en relieve, la necesidad de priorizar y optimizar los niveles de eficiencia en la distribución y aplicación de los recursos presupuestarios institucionales, tanto a nivel de los proyectos incluidos en el Plan Operativo Anual 2011, como en el respaldo de los gastos de personal y de funcionamiento básico de los Ministerios y sus organismos adscritos.

Gracias al alcance y la consolidación de los objetivos de corto plazo trazados a la fecha, ha sido posible la concreción de grandes avances en el establecimiento del Socialismo Bolivariano, no obstante aun falta camino por avanzar para consolidar la victoria de la patria socialista.

En este sentido, para el año 2011 la economía venezolana continuará avanzando en la instauración del nuevo modelo productivo socialista endógeno, cuyo núcleo central está constituido fundamentalmente por las empresas de producción social, así como de las redes de economía social, unidades productivas familiares, cooperativas y demás formas de organización socioproductivas que surjan en el seno de la comunidad y que representan entidades económicas dedicadas a la producción y distribución social de bienes o servicios, vinculadas con el Plan Estratégico de la Nación, que potencien el control y eficiente desenvolvimiento de las actividades de la economía popular.

A tal efecto, se mantendrán las acciones orientadas a la profundización y consolidación del modelo de industrialización, articulando las entidades del Estado con las comunidades organizadas, que permitan la formación socio-política, técnica, científica, productiva, organizativa y financiera; así como la inserción laboral y socioproductiva de los trabajadores y trabajadoras.

De igual forma, se hará énfasis en el impulso de un desarrollo tecnológico interno, que posibilite la autonomía relativa de las actividades productivas y de servicios, necesaria para alcanzar y sostener el desarrollo.

Consciente de la vulnerabilidad vigente en materia de seguridad alimentaria, el Ejecutivo Nacional realiza grandes esfuerzos en torno a la producción, importación, optimización de las cadenas de distribución y comercialización de alimentos, así como al proceso de procura de la materia prima para su elaboración; a objeto de mantener el acceso oportuno y permanente de los alimentos por parte de las personas, en especial a la población de menos recursos. Para el año 2011, se continuará con esta política de compras nacionales e internacionales, para el abastecimiento estable, continuo y permanente de la población venezolana.

Esta política viene acompañada de acciones referidas a la dotación de equipos de seguridad industrial, vehículos, maquinarias, sistemas informáticos, como de los productos y servicios asociados directa e indirectamente a los recursos estratégicos y cualquier otra inversión, implemento o accesorio asociado al proceso logístico y de operación, incluyendo la construcción, rehabilitación, ampliación de los diferentes establecimientos tales como plantas de silos, depósitos y frigoríficos, garantizando la sostenibilidad y estabilidad en el abastecimiento de alimentos.

En referencia a la nueva geopolítica nacional, se mantendrá el establecimiento de bases firmes para la transición hacia una nueva organización socio-territorial, coherente con la visión del Socialismo Bolivariano, que propicie las condiciones para el desarrollo económico y social sustentable de la Nación, a través de una articulación interna del modelo productivo, que favorezca la cohesión territorial y equilibrio interregional, la ocupación ordenada y socialmente incluyente, la preservación y protección del ambiente asegurando la base de sustentación ecológica, así como la mejora del hábitat en los principales centros urbanos y el reforzamiento del sistema de ciudades intermedias.

Enfocado en la consolidación del eje estratégico "Nueva Geopolítica Nacional" y haciendo uso de la transversalización de los cuatro ejes estratégicos internos (Nueva Ética Socialista, Suprema Felicidad Social, Democracia Protagónica Revolucionaria, Modelo Productivo Socialista), ubicamos al Consejo Federal de Gobierno (CFG), como la nueva instancia de coordinación entre el poder regional, local y el poder popular, cuya gestión estará orientada a "planificar un armonioso desarrollo regional en el contexto del proyecto de Nación, además de atender el establecimiento del régimen para la transferencia de las competencias entre los entes territoriales y a las organizaciones detentadoras de la soberanía originaria del Estado, como forma de restituir el poder al pueblo venezolano".

El CFG crea el Fondo de Compensación Interterritorial (FCI), "destinado al financiamiento de inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo".

Desde la perspectiva de la planificación y el financiamiento, el CFG y el FCI tendrán la responsabilidad de establecer los lineamientos que permitan la estructuración y articulación de políticas en materia de descentralización y transferencia de competencias, para los estados, municipios y las organizaciones de base, a fin de facilitar el desarrollo de las zonas más deprimidas del país y propiciar el impulso del poder popular de las regiones.

De acuerdo con la norma, "los montos se asignarán (a la provincia) a través de la estructura de las regiones socioeconómicas". En la medida que la legislación se vaya adecuando, estas figuras serán establecidas por Distritos Productivos o motores, que a su vez contendrán las comunas. El propósito es destinar los recursos en función del análisis que surge de la realidad en los distintos espacios comunitarios, la cual debe estar recogida en índices apropiados, para que las asignaciones de los recursos respondan a criterios técnicos, que favorezcan el desarrollo de las diferentes regiones del país.

Con el vigor pleno del Consejo Federal de Gobierno y el Fondo de Compensación Interterritorial, dentro del presupuesto para el año 2011, se pone fin al modo perverso de distribución de los recursos a la provincia venezolana. A través de ambas instancias, el Ejecutivo Nacional planea encausar las políticas necesarias y efectivas, que conlleven a soluciones satisfactorias para el pueblo a nivel de vivienda, educación, salud y mejorar en las capacidades de organización popular, para la defensa de sus intereses a través de la participación.

En lo referente a la disposición de los recursos energéticos y mineros, se profundiza en el criterio de plena soberanía, que busca sentar las bases sobre las cuales descansará la cristalización del país como Potencia Energética Mundial. En tal sentido, se proseguirá con la potenciación y profundización de la internacionalización de los hidrocarburos, la política de maximización en la captación de la renta petrolera en todas las fases del proceso, la preservación y mejoramiento del ambiente y la calidad de vida de las comunidades afectadas por la utilización de hidrocarburos, y por último, el fortalecimiento de la integración latinoamericana y caribeña, a través de alianzas energéticas en el contexto de la integración regional y multipolar.

Se avanzará en el incremento de la producción de energía eléctrica, la expansión y adaptación del sistema de transmisión y distribución, promoción del uso racional y eficiente de la energía.

A fin de solventar el problema eléctrico y sus consecuencias sobre la producción nacional, para el 2011, se continuará el programa de inversiones que permitan satisfacer el consumo actual y los incrementos esperados en la demanda a nivel industrial, doméstico, actividades comerciales y nuevos centros de educación.

En la visión nacional para el suministro de energía eléctrica, se busca complementar el abastecimiento de la generación hidráulica, con la térmica de ciclo abierto y ciclo combinado, a objeto de solucionar las vulnerabilidades existentes por la alta dependencia del agua, como recurso hídrico frente a eventos climáticos.

Algunos de los proyectos termoeléctricos incluyen planes colaterales en el aprovechamiento de los subproductos que genera la explotación termoeléctrica, tales como, el compostaje y tratamiento de residuos sólidos, en beneficio de las comunidades, bajo el enfoque endógeno y minimizando los impactos negativos sobre el medio ambiente.

Consciente de que muchos de los logros internos, sólo son posibles mediante el quiebre de la dominación política, económica y tecnológica de los actuales centros de poder, la República Bolivariana de Venezuela, mantendrá de manera sostenida sus actuaciones, en aras del fortalecimiento de la soberanía nacional y la construcción de un mundo multipolar.

Durante el período que abarca los años 1998 al 2010, se ha logrado establecer una red de alianzas latinoamericanas, estructurada desde la solidaridad, visión política de la región y participación bilateral, que ha favorecido los constantes cambios sociales de trascendencia que se han dado en América Latina. Por tanto, esta red representa una opción diferente frente a los organismos internacionales tradicionales, para la concreción de mecanismos de cooperación internacional.

Para el año 2011 dentro de la estrategia de Fortalecimiento de un Mundo Multipolar, se prevé la constitución formal de la Comunidad de Estados Latinoamericanos y Caribeños (CELAC) en Caracas, como organismo de integración, negociación frente a otros organismos internacionales o regionales, y mediación ante los conflictos que pudiesen surgir entre los países que la integren.

De igual forma, se conservará la política delineada en materia de cooperación financiera, científica y tecnológica, con países del continente europeo, africano y asiático, afines a la visión de desarrollo económico y social, en el marco de la solidaridad y respeto a la autodeterminación de los pueblos.

## 3.2 Resultados obtenidos de los lineamientos y objetivos de Política Económica

### 3.2.1 En el ámbito social

Para el Ejecutivo Nacional el desarrollo humano y social, constituye el núcleo que define su política económica. Esta visión edifica cambios estructurales que mejoran significativamente el nivel de vida de la población, permitiendo asimilar sin mayores consecuencias, el impacto negativo generado por la crisis financiera del capitalismo mundial, sobre los precios del petróleo, traducida en una disminución de divisas para el país.

El informe que presentó el Instituto Nacional de Estadística (INE) ante las autoridades de las Naciones Unidas (ONU), acerca del cumplimiento de las Metas del Milenio. Venezuela muestra un destacado progreso en seis de las ocho metas, establecidas en el programa que las contiene, el cual fue acordado por 189 países en la Cumbre del Milenio celebrada en el año 2000, en la ciudad de Nueva York. Las metas establecidas están referidas a: 1) Erradicar la pobreza extrema y el hambre. 2) Lograr la enseñanza primaria universal. 3) Promover la igualdad entre los géneros y la autonomía de la mujer. 4) Reducir la mortalidad infantil. 5) Mejorar la salud materna. 6) Combatir el VIH/sida, el paludismo y otras enfermedades. 7) Garantizar la sostenibilidad del medio ambiente. 8) Fomentar una asociación mundial para el desarrollo.

A efectos expositivos del presente documento, se reseña el notorio avance alcanzado por la Revolución Bolivariana, en el objetivo de la "erradicación de la pobreza extrema y el hambre". Tal y como se aprecia en el Gráfico N° 3-1, el porcentaje de hogares en situación de pobreza extrema, muestra una disminución progresiva para los últimos 6 años.

**Gráfico N° 3-1**
**Evolución de los hogares en situación de pobreza extrema**
**Y del coeficiente de Gini**
Período Junio 1999 – Junio 2009


Porcentaje
Indice
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
0,6000
0,5000
0,4000
0,3000
0,2000
0,1000
0,0000
0,4693
0,4772
0,4573
0,4938
0,4811
0,4559
0,4748
0,4422
0,4237
0,4099
0,4068
19,86
19,49
17,36
20,13
30,22
28,10
20,29
12,45
9,41
9,22
8,90
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Índice Gini
Porcentaje de Hogares Pobres Extremos

**Fuente:** Instituto Nacional de Estadística (INE).

Por otra parte, en el Gráfico N° 3-1 se demuestra la evolución favorable del coeficiente de Gini, lo que representa la disminución sucesiva en la desigualdad existente en la distribución del ingreso.

Al analizar el comportamiento del porcentaje de los hogares en situación de pobreza extrema, a la par del coeficiente de Gini, se evidencian los cambios estructurales que se están produciendo en el sistema económico-productivo del país, específicamente en la relación medios de producción y distribución de la riqueza, permitiendo a las clases menos favorecidas resistir los embates de los efectos de la crisis mundial y del sistema eléctrico nacional.

La disminución de la pobreza extrema y la concentración del ingreso, se apoya en dos componentes. El primero, referido al diseño y ejecución de acciones de atención expedita y de amplia cobertura a la población más desfavorecida. En este sentido, las misiones socialistas han sido determinantes en la proporción de bienes y servicios, alimentación básica, salud, alfabetización, empleo y educación en todos sus niveles.

Al respecto, vale la pena señalar la importante proporción de recursos destinados al gasto social, dentro de las asignaciones acordadas en el presupuesto nacional, tal y como se evidencia en el Gráfico N° 3-2.

**Gráfico N° 3-2**
**Porcentaje de participación del Gasto Social**
**Respecto al Gasto Acordado**
Período Dic.1999 – Dic. 2010


55,0
50,0
45,0
% 40,0
35,0
30,0
25,0
38,5
37,3
38,4
38,2
39,0
41,4
40,6
42,6
44,9
46,9
47,7
50,1
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Años
% Participación del Gasto Social

**Fuente:** Oficina Nacional de Presupuesto (Onapre) – MPP de Planificación y Finanzas.
**Nota**: Año 2010 agosto real – resto del año estimado.

El segundo componente, está relacionado con la política de estabilidad laboral y la reducción en la tendencia de la tasa de desempleo, que se exhibe en el Gráfico N° 3-3 a continuación.

**Gráfico N° 3-3**
**Comportamiento de la Tasa de Desempleo**
Periodo Junio 1999 – Junio 2010


25,0
20,0
15,0
10,0
5,0
0,0
15,3
14,6
13,7
15,5
19,2
16,6
13,3
10,6
9,2
7,8
8,8
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2010
Porcentajes
Tasa de desempleo

**Fuente:** Sistema Integrado de Indicadores Sociales de Venezuela (Sisov) – MPP de Planificación y Finanzas.

Al cierre del primer semestre del año 2010, la tasa de desempleo experimentó un leve repunte de 1,2 puntos porcentuales, suscitado por las fluctuaciones coyunturales derivadas de la crisis económica mundial y del sector eléctrico. No obstante Venezuela conserva, en materia de empleo, una trayectoria que la ubica entre los países que mejor han podido asimilar los efectos de la crisis mundial.

La explicación al incremento en la tasa de desempleo para el primer semestre del 2010, como un hecho circunstancial, se corrobora al observar el comportamiento ascendente para el período 2004 – 2009 del índice de desarrollo humano (IDH) en el Gráfico N° 3-4, ya que es un indicador de evolución lenta y contiene un espectro amplio de lo social siendo un estadístico compuesto por tres parámetros: la esperanza de vida, acceso a la educación y erradicación de la pobreza, lo que refiere una estabilidad estructurada de los logros sociales.

**Gráfico N° 3-4**
**Índice de Desarrollo Humano**
Período 1999 - 2009


2009
0,8400
2008
0,8277
2007
0,8253
2006
0,8180
2005
0,8102
2004
0,8007
2003
0,7880
2002
0,7933
2001
0,7958
2000
0,7836
1999
0,7835
Años
0,00
0,10
0,20
0,30
0,40
0,50
0,60
0,70
0,80
0,90
1,00
Índice
Índice de desarrollo humano

**Fuente:** Instituto Nacional de Estadística (INE).

Para el año 2009, Venezuela aumentó cuatro puestos en el IDH, al ubicarse en la posición 58 de un total de 182 países, de acuerdo a cifras del Programa de Naciones Unidas para el Desarrollo (PNUD). Al analizar la evolución del IDH, bajo un enfoque no economicista del desarrollo, se observa que Venezuela pasó de ser un país de desarrollo medio, a desarrollo alto.

Los logros exhibidos en el terreno social por el Gobierno Bolivariano, en los últimos 6 años, permiten corroborar la disposición de la política económica para la superación de la pobreza e inclusión social, así como para la profundización en los derechos sociales universales, brindándoles a los venezolanos igualdad de oportunidades en la construcción de una sociedad de bienestar al servicio de la colectividad.

## 3.2.2 En el ámbito económico

El comportamiento del Producto Interno Bruto (PIB) Real de la economía venezolana, desde el cuarto trimestre del año 2003 hasta el primer trimestre del año 2009, es decir durante 22 trimestres consecutivos, presentó tasas de crecimiento positivas dando señales tangibles de los avances logrados por el país en materia económica.

A partir del segundo trimestre del año 2009 hasta el segundo trimestre del 2010, el PIB experimenta un retroceso en términos reales, tal y como se observa en el Gráfico N° 3-5.

**Gráfico N° 3-5**
**Crecimiento del PIB Real trimestral**
Período 2006 - 2010


18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
Millardos de Bs
1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4 1 2
2006
2007
2008
2009
2010
Trimestres
PIB Real
2 per. media móvil (PIB Real)

**Fuente:** Banco Central de Venezuela.

Según estimaciones del Ejecutivo Nacional, para el último trimestre de este año se espera una caída poco significativa en comparación con lo observado para los ocho primeros meses del año, divisando el retorno a la fase de un crecimiento moderado de la economía para el año 2011.

El período que abarca desde el tercer trimestre del 2009 y hasta el primer trimestre del 2010, ha sido el más comprometedor para el Ejecutivo Nacional, con tasas de descenso de -4,6 –5,8 -5,2 por ciento, demostradas en el Gráfico N° 3-6.

Sobre este comportamiento del PIB incidieron notoriamente los efectos adversos de la crisis económica a escala mundial, la dificultad eléctrica por el efecto climático del fenómeno el niño, que develó el riesgo existente ante la alta dependencia de fuentes hídricas como sustento del sistema eléctrico, y el retraso que significó la conciliación de los nuevos dispositivos para la asignación de divisas al sector productivo.

Ya para el segundo trimestre del año 2010, la disminución del PIB se ubica en 1,9 por ciento, observándose una desaceleración en el nivel de caída con respecto al comportamiento mantenido en los cuatros trimestres anteriores (Gráfico N° 3-6).

Durante el año 2010 el Gobierno Nacional, ha venido realizando una serie de proyectos a fin de que la economía retorne a la senda de crecimiento, especialmente sobre el sector agrícola primario, que muestra un conjunto de restricciones de oferta, a consecuencia del cambio climático, bajos niveles de inversión privada y desviaciones en las referencias de precios en los rubros esenciales para la cadena alimenticia. Los proyectos emprendidos, han permitido superar situaciones coyunturales que vienen afectando al país desde los primeros meses del año.

**Gráfico N° 3-6**
**Tasas de Crecimiento del PIB Real trimestral**
Período 1999-2010


14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
-2,0%
-4,0%
-6,0%
-8,0%
9,1%
9,0%
9,1%
12,0%
8,7%
7,8%
9,0%
7,2%
4,9%
7,2%
3,8%
3,5%
0,5%
-2,6%
-4,6%
-5,8%
-5,2%
-1,9%
1 2 3 4
2006
1 2 3 4
2007
1 2 3 4
2008
1 2 3 4
2009
1 2
2010
Trimestres
Tasa de Crecimiento PIB

**Fuente:** Banco Central de Venezuela.

La contracción del PIB observada, ha originado menor disposición de bienes y servicios destinados a satisfacer la demanda, lo que incide sobre el nivel general de precios.

En este sentido, la evolución de la inflación puntual, medida a través del Índice General de Precios al Consumidor del Área Metropolitana de Caracas, devela incrementos que oscilan entre 26,9 y 32,0 por ciento en el precio de los bienes y servicios respecto al mismo período del año anterior, según se muestra en el Gráfico N° 3-7.

Adicional a la contracción del producto, otros factores que suman para explicar el comportamiento del nivel de precios, están referidos al componente especulativo que tradicionalmente acompañan la formación de precios en Venezuela, la expectativa en el precio efectivo del dólar, para efectos de reposición de mercancía o materia prima importada, y las fallas en la distribución y optimización de recursos.

Para atender el problema de la inflación, el Ejecutivo Nacional adelanta acciones a través de programas orientados a elevar la oferta de bienes y servicios en todas las áreas. Por otra parte, el Sistema de Transacciones con Títulos en Moneda Extranjera (Sitme), ha permitido agilizar la disposición de divisas para la importación de los bienes y servicios necesarios por parte del sector privado, aliviando las presiones en la formación de precios que se dieron durante el segundo trimestre del año.

**Gráfico N° 3-7**
**Inflación Puntual del Índice de Precios al Consumidor**
**Del Área Metropolitana de Caracas**
Enero 2010 – Agosto 2010


33,0
32,0
31,0
30,0
29,0
28,0
27,0
26,0
25,0
24,0
Porcentajes
26,9
27,0
28,2
31,9
32,0
31,8
30,9
30,0
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
2010
Meses
Tasa de Inflación Puntual

**Fuente:** Banco Central de Venezuela.

El nivel de las reservas durante el año 2010 (incluyendo los aportes al FEM), se ha mantenido dentro del nivel óptimo establecido por las autoridades en US$ 28.000 millones, exceptuando el mes de mayo que se ubicó en US$ 27.863 millones, es decir 0,5 por ciento por debajo del nivel establecido (ver Gráfico N° 3–8).

La política en la conducción de las reservas internacionales responde a los lineamientos diseñados en el Plan de Desarrollo Económico y Social de la Nación 2007 – 2013, por lo cual juega un papel fundamental la orientación de los excedentes hacia la dotación de equipos y servicios al país por parte del Ejecutivo.

Asimismo, los costos de oportunidad y financieros de mantener recursos en divisas a la vista, está supeditado a la demanda valorada por las autoridades a través de la Comisión de Administración de Divisas (Cadivi) adscrita al Ministerio del Poder Popular de Planificación y Finanzas y el Sistema de Transacciones con Títulos en Moneda Extranjera (SITME) del Banco Central de Venezuela (BCV).

Durante el año 2010, la autoridad monetaria ha cumplido con el traspaso gradual de US$ 7.000 millones de reservas al Fondo de Desarrollo Nacional (Fonden, SA.), con el propósito de orientar los excedentes en divisas, hacia el apalancamiento del componente importado de las inversiones productivas en el país.

**Gráfico N° 3-8**
**Reservas Internacionales - Mensual**
Período Septiembre 2009- Septiembre 2010


36.000,0
34.000,0
32.000,0
30.000,0
28.000,0
26.000,0
24.000,0
22.000,0
20.000,0
MM $US
Septiembre
Octubre
Noviembre
Diciembre
Enero
Febrero
Marzo
Abril
Mayo
Junio
Julio
Agosto
Septiembre
2009
2010
Reservas internacionales

**Fuente:** Banco Central de Venezuela.
**Nota**: Incluye FEM

La transferencia de estos fondos, lleva al BCV mantener un nivel óptimo de reservas de US$ 28.000 millones, y disponer de una cuota de liquidez que equivale aproximadamente a 8 meses de importaciones, de acuerdo con la evolución observada para los últimos 12 meses.

Para el segundo trimestre del año 2010, la balanza de pagos evidencia un superávit en la cuenta corriente de US$ 2.621 millones. La cuenta de capital y financiera reveló un déficit de US$ 2.022 millones en el segundo trimestre, contrario al superávit de US$ 1.940 millones correspondiente al segundo trimestre de 2009. Por lo que el saldo total de la balanza de pagos en el segundo trimestre demuestra un resultado negativo de US$ 1.006 millones.

El resultado de la cuenta corriente se explica principalmente por el saldo positivo en la cuenta comercial de bienes de US$ 6.079 millones, debido al alza sostenida del precio promedio de la cesta petrolera venezolana (33,0%), ya que las importaciones mostraron un comportamiento estable en comparación con dicho período.

Vale la pena señalar que durante este primer semestre del año las importaciones públicas, se orientaron a las compras de maquinarias; sustancias y productos químicos; equipos de transporte; metales comunes y maquinarias y aparatos eléctricos, éstas últimas destinadas a la ejecución de obras de generación hidroeléctrica y termoeléctrica, por parte de la industria petrolera y de las empresas del sector eléctrico.

El resultado deficitario de los saldos de la cuenta capital y financiera, se explica principalmente por los saldos contenidos en el rubro de otras inversiones del sector público.

Por el lado de sus activos registra una disminución de los depósitos de entes públicos, especialmente los de los fondos para programas de inversión y los de las empresas del Estado. Mientras que los pasivos externos, evidencian un incremento que se explica principalmente por la contratación de un préstamo sindicado entre Portugal y China otorgado a PDVSA, y por los créditos contraídos por la República con entes multilaterales.

No obstante, se amortizaron las cuotas por los préstamos derivados de la constitución del Fondo Conjunto Chino-Venezolano, de la CVG frente al Grupo Amazonia y del Gobierno a entes multilaterales y bilaterales, lo que contribuyó a disminuir el saldo de los pasivos externos.

## 3.3 Lineamientos y objetivos de política económica

Los criterios utilizados para la definición de los lineamientos y objetivos, de la política económica, están supeditados al Plan de Desarrollo Económico y Social de la Nación 2007 – 2013.

En este sentido, la política económica en el corto plazo, está perfilada para enfrentar la situación de coyuntura económica, mediante soluciones oportunas y respuestas alternativas, que propicien las condiciones macroeconómicas para la salvaguarda de las conquistas sociales alcanzadas, de los embates de la crisis financiera internacional, que persiste en el escenario de las economías desarrolladas. Específicamente la política económica de corto plazo, se basa en la generación de empleo y la disminución de las tasas de inflación.

La política de largo plazo está dirigida a la estructura económica, para la consolidación de los logros de la Revolución Bolivariana, avance en la profundización del socialismo y la ruptura de las cadenas de dependencia imperialista. Mediante el incentivo al desarrollo de nuevas estructuras en las cadenas productivas de la economía (agricultura, industria, manufactura y servicios), el crecimiento económico y una mejor distribución del ingreso; propiciando la mayor suma de felicidad para el pueblo.

### 3.3.1 Política fiscal

La elaboración de la política fiscal para el ejercicio fiscal 2011, está condicionada por la persistencia de la crisis económica global sobre las economías de los países desarrollados.

La meta de corto plazo se centrará en la estabilidad y sostenibilidad del gasto social, que permita preservar y profundizar los logros sociales alcanzadas por la Revolución Bolivariana, principalmente a los sectores más vulnerables, mejore la cohesión social, y establezca un reparto de la carga tributaria socialmente equitativo, más no igualitario.

En los criterios utilizados para el establecimiento de los recursos que financian los gastos recurrentes, se le otorga un mayor peso a los ingresos provenientes de las rentas internas, por lo que el cumplimiento de los pagos estará sujeto al comportamiento de la producción nacional.

Por tanto, es de alta prioridad mantener la eficiencia en la recaudación, dentro de los planes de actuación del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), en materia de fiscalización, regulación y cobranza.

Los recursos provenientes del sector petrolero, están valorados en un escenario conservador, a objeto de preservar el cumplimiento de las asignaciones financiadas con recursos de la renta petrolera, de frente a las eventualidades que pueda generar la evolución de los mercados internacionales en un contexto de crisis económica.

La recurrencia al endeudamiento como política de financiamiento, se mantienen en términos reales y se maneja con criterios de solvencia y sostenibilidad para la República.

Los criterios para la asignación y utilización de los recursos se basan en la racionalización del gasto público, dentro de patrones de austeridad y eficiencia del gasto.

Por lo que las asignaciones presupuestarias referidas a los gastos operativos (remuneraciones, compra de bienes y servicios, inversiones menores, entre otros) y las transferencias corrientes, en el Proyecto de Presupuesto para el año 2011, registra valores que permiten el funcionamiento básico de la administración pública, manteniendo la posibilidad de incrementar las asignaciones en estos rubros, a medida que la Tesorería Nacional disponga de fondos para su financiamiento.

Con esta directriz se pretende eliminar las expectativas que se alzan sobre la amplitud del nivel del gasto corriente, así como encausar recursos hacia otras áreas del presupuesto en especial al gasto social.

Dentro de la política de largo plazo, los grandes proyectos de inversión en los cuales se sustenta la meta de crecimiento económico para el año 2011, están bajo la tutela de Petróleos de Venezuela, S.A. (Pdvsa), Fonden, S.A. y del Banco de Desarrollo Económico y Social de Venezuela (Bandes), quedando supeditados al Plan de Desarrollo Económico y Social de la Nación 2007 – 2013.

Para el año 2011 en materia de asignación de recursos, la orientación de la política fiscal persigue mantener bienestar social, generar los estímulos necesarios a la demanda y la oferta agregada de la economía, en el marco de la concepción del modelo de desarrollo endógeno, que permitan enrumbar la producción nacional, a fin de alcanzar altos niveles de crecimiento económico.

A fin de incidir positivamente sobre la oferta agregada, los aspectos sectoriales que en materia de política fiscal se ejecutaran en el año 2011, estarán enfocadas a:

- Consolidar y potenciar las actividades productivas de valor estratégico para el desarrollo del país y de las relaciones multilaterales, manteniendo acciones que impulsen la inversión hacia las cadenas productivas de los sectores vitales y con ventajas comparativas, como los sectores del acero, hierro, aluminio, forestal, petroquímico y turismo.

- Garantizar la seguridad alimentaria, que permita el abastecimiento de alimentos de la cesta básica, materia prima para la elaboración de alimentos y otros productos agroalimentarios de primera necesidad, a través de compras nacionales e internacionales, para el abastecimiento estable, continuo y permanente de la población venezolana.

- Asignar oportunamente los recursos necesarios que abran las facilidades para la explotación de los sectores estratégico tales como: la dotación de equipos de seguridad industrial, vehículos, maquinarias, sistemas informáticos, además los productos y servicios asociados directa e indirectamente; así como cualquier otra inversión que incluya la construcción, rehabilitación, ampliación de los diferentes establecimientos tales como plantas de silos, depósitos y frigoríficos, garantizando la sostenibilidad y estabilidad en el abastecimiento de alimentos.

- Desarrollar y ejecutar planes en materia de construcción de viviendas. Los recursos para tal fin, procederán de un fondo especial de viviendas con aportes de la banca y ahorros del estado.

- Asignar subsidios especiales a los sectores considerados esenciales, especialmente en materia de la agroindustria.

- Garantizar la eficiencia en el otorgamiento de préstamos al sector privado, apoyado en la nueva estructura bancaria pública. Especialmente, el financiamiento estará dirigido a las pequeñas y medianas industrias y a las promovidas bajo el esquema de producción social que surjan en el seno de la comunidad como entidades económicas dedicadas a la producción de bienes y servicios, basados en el criterio de planificación participativa y protagónica.

- Impulsar la disponibilidad de nuevas tecnologías para los sectores de carácter estratégico, mediante la búsqueda de acuerdos con otras naciones, que propicien la transferencia tecnológica, la adaptación, asimilación y transformación, en función a las realidades nacionales.

- Impulsar la consolidación de la economía social, a través del fortalecimiento de los mecanismos de creación, desarrollo y sostenibilidad de las nuevas formas de propiedad; insertándolas en los eslabones de las cadenas productivas.

- Continuar con el programa de inversiones del sector eléctrico, a fin de satisfacer el consumo actual y los incrementos esperados en la demanda a nivel industrial, doméstico, actividades comerciales y nuevos centros de educación.

A nivel de la demanda agregada las acciones estarán enfocadas en mantener el objetivo de crecimiento socioeconómico, dentro del significado de desarrollo endógeno. Tales acciones estarán orientadas a:

- Profundizar en la política de estabilidad y sostenibilidad del gasto fiscal.

- Reimpulsar y consolidar, las misiones como mecanismos directo de transferencia de recursos a todos los niveles sociales.

- Mantener los mecanismos de control de precios, para los rubros esenciales de la cesta básica y de insumos para el sector agrícola.

- Brindar oportunidades de acceso al crédito particular, para la compra de bienes de consumo final, através de la nueva plataforma bancaria de pública.

- Disponer de cadenas de distribución y ventas de alimentos, línea blanca, entre otros bienes de consumo final a precios que contengan menores márgenes de ganancia.

### 3.3.2 Política monetaria y cambiaria

Los procedimientos de coordinación entre la política fiscal y la monetaria para el año 2011, estarán encauzados a la estructuración de esfuerzos que impidan desajustes en el manejo de ambas políticas, para evitar situaciones que reviertan o neutralicen los resultados deseados, así como el diseño de nuevas acciones que permitan fortalecer el valor de la moneda en la búsqueda del aumento de poder de compra del ciudadano.

Para el Gobierno Bolivariano, es trascendental el control de la inflación, por sus efectos deformantes sobre la economía, sin que ello implique desestímulo a la demanda, restricción a la política de inclusión social y al crecimiento económico. Desde la perspectiva de la política fiscal, la mayor carga del gasto corriente está contenida en el presupuesto, siendo este concepto el de mayor incidencia sobre la espiral inflacionaria, razón por la cual la política presupuestaria es abordada bajo criterios de austeridad y eficiencia del gasto, a fin de aunar esfuerzos a la política monetaria.

En lo concerniente a la política monetaria, cuya formulación y ejecución corresponde al Banco Central de Venezuela en coordinación con el Ejecutivo Nacional, el Instituto utilizará los instrumentos de política previstos en su Ley, de la manera más conveniente al interés nacional, en consistencia con los objetivos de inflación y crecimiento económico.

Asimismo, el Banco Central de Venezuela atenderá el objetivo de control de la inflación mediante los instrumentos disponibles (tasas, instrumentos de absorción, entre otros) procurando influir las metas intermedias de liquidez y tasas de interés que afectan al proceso inflacionario.

La política cambiaria, continuará administrada en el marco de lo establecido en los convenios cambiarios vigentes. En este sentido, el Ejecutivo mantendrá el mecanismo de control cambiario, gestionado por la Comisión de Administración de Divisas (Cadivi), procurando agilizar la entrega de divisas en todos los sectores productivos prioritarios con el fin de fortalecer el aparato productivo y garantizar la existencia de insumos, en función del sostenimiento del desarrollo económico.

El BCV ajustará los niveles de reservas internacionales a fin de cumplir con el mandato de nivel óptimo de reservas, el cual se evalúa de acuerdo a los requerimientos originados por la evolución del aparato productivo.

De igual forma, se mantendrá las operaciones de compra de títulos valores denominados en moneda extranjera en el Sistema de Transacciones con Títulos en Moneda Extranjera (Sitme), como una forma de cubrir requerimientos de divisas, de aquellos casos o sectores no considerados prioritarios en la estrategia de asignación de reservas internacionales por parte del Ejecutivo Nacional.

### 3.3.3 Metas macroeconómicas

Las acciones descritas en los puntos anteriores, apuntan a generar condiciones económicas óptimas, a fin de alcanzar los parámetros a nivel de las metas macroeconómicas, bajo las cuales se formula el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011.

**CUADRO N° 3-1**
**METAS MACROECONÓMICAS BÁSICAS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**

| CONCEPTOS | 2011 |
|---|---|
| Tasa de crecimiento del PIB Real (%) | 2,0 |
| Inflación puntual (%) | 23 - 25 |
| Tipo de cambio (Bs. /US$) | 2,6 – 4,3 |
| Precio promedio de exportación de la cesta petrolera (US$/bl) | 40,0 |

Capítulo 4
# POLÍTICA PRESUPUESTARIA

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 4

# POLÍTICA PRESUPUESTARIA

## 4.1 Consideraciones de carácter metodológico

La formulación del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, está enmarcado dentro de las acciones de política económica enunciadas en el capítulo anterior de este documento, y que bajo la técnica de presupuesto por proyecto permitirá continuar la asignación, distribución y control de gestión de los recursos fiscales. Dicha asignación, se transforma en soluciones, que conllevan la acción gubernamental a las realidades existentes de nuestro país.

Durante el año 2010, a nivel del Sistema Presupuestario (Sispre), se mantuvieron las actualizaciones, se presentaron innovaciones y se realizaron avances con varios de los módulos, para la formulación del Proyecto de Ley de Presupuesto del ejercicio fiscal 2011. Dichas actualizaciones y el mantenimiento de dicho sistema se refieren a:

- El avance en la adecuación de la plataforma tecnológica del módulo de Recursos de dicho sistema; en tal sentido, se seguirá obteniendo información relativa al universo de usuarios internos y externos del mismo, lo que demandará la participación activa tanto de los entes recaudadores, como de los organismos responsables de la administración de los recursos, que financian la gestión de la República. Por otra parte, a los fines de garantizar los niveles de seguridad exigidos, para el óptimo funcionamiento del módulo en referencia, se definirán diferentes perfiles y niveles de autorización, para cada uno de los usuarios del mismo. El planteamiento central del módulo de recursos del Sistema Presupuestario (Sispre), se fundamenta en la necesidad de contar con una herramienta informática capaz de manejar de manera rápida, segura y centralizada, toda la información asociada a la formulación de los fondos públicos, que respaldan las actividades adelantadas por los órganos de la República.

- El diseño y desarrollo de la aplicación del módulo de las acciones centralizadas por Órgano, para el anteproyecto del presupuesto de la oficina, realizado en el mencionado sistema.

- La mejora en los procesos de intercambio de información con la Coordinación del Plan Operativo Anual Nacional y ajustes en los sistemas automatizados "Nueva Etapa" y "Sispre", para otorgar mayor uniformidad y confiabilidad a las bases de datos, para la formulación del Plan Operativo Anual Nacional y el mencionado proyecto de Ley de Presupuesto.

- El avance del Sistema Presupuestario (Sispre) de los Entes Descentralizados sin Fines Empresariales, mediante la matriz de conversión diseñada y realizada por la Onapre, para la formulación del Título III del Proyecto de Ley de Presupuesto. Esta mejora permitirá disponer de mayor información digitalizada para el análisis, así como mantener la correspondencia entre el clasificador de cuentas presupuestarias, el clasificador económico y el plan de cuentas contables y patrimoniales.

- La mejora en el módulo de formulación de dicho sistema para el Distrito Capital y sus entes descentralizados.

- La incorporación de la generación automatizada de reportes en formato de excel suministrada, por la herramienta diseñada por la Onapre del Sistema Presupuestario (Sispre), del módulo de gastos, que ayudaron a la elaboración de la presente exposición de motivos del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011.

Finalmente, todas estas actualizaciones permiten agilizar los procesos de consulta y de carga presupuestaria por parte de los usuarios.

## 4.2 Consideraciones Generales

La política presupuestaria plasmada en el Proyecto de Ley de Presupuesto, para el ejercicio fiscal 2011, persigue continuar con el fortalecimiento de la inversión productiva y social basada en la racionalización del gasto, la cual parte de la eliminación de los gastos suntuarios o superfluos en el Sector Público Nacional. A través del Fonden, se mantendrá el financiamiento de proyectos en las áreas de obras públicas y vivienda, energía y petróleo, industrias básicas y minerías, y la agricultura y tierras con el fortalecimiento de la cadena de comercialización y distribución de los productos agrícolas e industriales. También aspira estimular aquellos proyectos que estén vinculados con el desarrollo de las regiones, la construcción de soluciones habitacionales y la recuperación de la infraestructura eléctrica nacional.

Desde el punto de vista de orientación del gasto, las asignaciones presupuestarias de los recursos fueron destinadas mayoritariamente en las áreas de infraestructura, educación, vivienda, salud, entre otros. Se continuarán otorgando recursos por medio de las misiones bolivarianas, y se apoyarán los proyectos emprendidos por los consejos comunales, por medio de estrategias regionales que permitan el aporte de riquezas, solventar debilidades y potenciar alianzas estratégicas para fomentar el equilibrio, y la inclusión que exige nuestro pueblo.

En términos generales, para el presente Proyecto de Presupuesto, en el momento de su formulación, el panorama internacional continúa con perturbaciones a nivel global por la crisis económica, donde las probabilidades de generar profundos cambios en el escenario internacional son altas, por tal motivo lo decisivo en el escenario presupuestario responde a una política de minimización de riesgos, que apoya de forma certera el cumplimiento de las asignaciones presupuestarias, tanto de los ingresos como de los gastos y sus operaciones de financiamiento, una política presupuestaria que actúa en función del Estado para preservar y profundizar los logros, que en materia de desarrollo social exhibe el país.

El presente documento, afianza nuestra independencia en contra de los ideales hegemónicos e imperialistas, que se enmarcan dentro de una soberanía efectiva, en la búsqueda de la justicia social, y dentro de un mundo multipolar en la nueva geopolítica internacional. Dicho mundo, se fortalece con la creación de nuevos polos de poder, en base a la solidaridad y las garantías de paz bajo la profundización del diálogo fraterno entre los pueblos, el respeto de las libertades de pensamiento, religión y la autodeterminación de los pueblos. Asimismo, se completa la visión de otro mundo posible, en defensa de los logros de la revolución, posicionando sus beneficios.

En síntesis, los lineamientos para la formulación presupuestaria de los entes y órganos del Estado, así como de las entidades político-territoriales con sus entes descentralizados, se fundamentan en una política, que está orientada a la aplicación de recursos disponibles con criterios de austeridad, maximizando la eficiencia del gasto.

Se persigue la distribución de los créditos presupuestarios aplicando la técnica de presupuesto por proyectos con una perspectiva de género, concluyendo a la atención de los requerimientos institucionales, que son determinantes de los logros y metas de la acción gubernamental.

En aras de equilibrar el soporte a las regiones del país, se verificará la inclinación productiva de cada una de ellas. También, se considerará especialmente los impactos ambientales de las actividades productivas, privilegiando además el progresivo reordenamiento espacial, que garantice el aprovechamiento sustentable de todo el territorio nacional.

### 4.2.1. En materia de participación fiscal petrolera

La formulación del Proyecto de Ley Presupuesto para el ejercicio fiscal 2011, se realiza bajo supuestos conservadores en materia petrolera, donde el precio de referencia de la cesta venezolana utilizado, para la estimación de los ingresos petroleros fue de 40 USD/bl.

Esta premisa, se adecua a los lineamientos de la organización de los Países Exportadores de Petróleo (OPEP), así como al comportamiento de los mercados internacionales y es fijada a ese nivel, con el objeto de saber que futuras variaciones en el precio del crudo, se traduzcan en fluctuaciones bruscas de los ingresos petroleros, que puedan incidir en el alcance de los logros económicos y sociales.

### 4.2.2. En materia de participación fiscal no petrolera

Uno de los principales objetivos del estado venezolano es afianzar la política de cultura aduanera y tributaria al ciudadano, en pro de una mayor recaudación que permita el logro de objetivos y favorezca la formación de ciudadanos con valores, por medio del pago de los tributos. Se prevé, que para el año 2011, los ingresos no petroleros representen un 57,9 por ciento del presupuesto de la República.

En materia fiscal no petrolera, se destaca la continuidad de la política de recaudación y fiscalización con la profundización del Plan Evasión Cero, y la implementación de programas de fiscalización con la menor asimetría de la información posible. Se persigue el desarrollo y la promoción de la cultura tributaria y aduanera y, a través del análisis del sistema tributario la puesta en marcha de los siguientes proyectos: El sistema tributario socialista, el sistema aduanero socialista, y la modernización de Seniat III. Para lograr cambios, se incorporan normas, procedimientos, técnicas y una gestión sistematizada y planificada, que siente las bases para lograr, una modernización de los sistemas normativos y operativos de las gestiones de aduanas y de tributos internos, a través de la capacitación del recurso humano y la implantación de nuevas infraestructuras físicas y tecnológicas.

Adicionalmente, se continuará el extenso programa de automatización y modernización de las aduanas, contenidos en el Plan de Contrabando Cero, el cual busca perfeccionar mecanismos de control, que disminuyan la evasión tributaria y dominen el contrabando; actividad que perjudica directamente a la empresa nacional y la creación del empleo formal.

### 4.2.3. En materia de endeudamiento

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, dirigirá su política de endeudamiento en la consecución de recursos financieros, que garanticen la continuidad de la ejecución de los proyectos de inversión con impacto social de la Nación.

La Ley Especial de Endeudamiento Anual para el ejercicio fiscal 2011, posee recursos destinados al financiamiento de:

Proyectos de inversión, que se ejecutan a través de los órganos y entes de la Administración Pública Nacional; pago del Servicio de la Deuda Pública y Gestión Fiscal.

Las operaciones de crédito público autorizadas conforme a esta Ley, a ser incluidas en el Proyecto de Ley de Presupuesto 2011, ascienden a la cantidad de Bs. 40.359,2 millones.

La política de endeudamiento contenida en el Proyecto de Ley de Presupuesto 2011, se enmarca en lo establecido en la Constitución de la República Bolivariana de Venezuela y en la Ley Orgánica de Administración Financiera del Sector Público. Persigue brindar mayor dinamismo a nuestro mercado financiero, y así mantener unas condiciones de oferta cónsonas con el comportamiento de la demanda de los instrumentos financieros. Por otro lado, busca controlar la liquidez monetaria, en conjunto con el Banco Central de Venezuela (BCV) aprovechando espacios estratégicos para la colocación de la deuda en el mercado interno.

La emisión de la nueva deuda, será efectuada en los mercados de capitales y será coordinada por la Oficina Nacional de Crédito Público (ONCP) y el BCV.

Dicha política, se centra en minimizar el costo del endeudamiento, desconcentrar los vencimientos, garantizar los flujos de caja, y a su vez, disminuir la participación de la misma, como forma de financiamiento del presupuesto de egresos. De ésta manera, dicha política plantea la sostenibilidad en términos de estabilidad, en las variaciones del cociente deuda sobre producto.

La participación de los recursos por endeudamiento, representa 19,7 por ciento del total del presupuesto de recursos para el año 2011, lo que equivale a 3,7 por ciento del Producto Interno Bruto (PIB).

El endeudamiento que financia el proyecto de ley de presupuesto del año 2011, está alineado con el ordenamiento dispuesto en el Plan de Desarrollo Económico y Social de la Nación 2007 - 2013. Su orientación principal responde a un manejo eficiente, metódico y responsable de la magnitud y atributos de los pasivos públicos, como parte fundamental de la política económica del Gobierno; entendiendo que constituye un elemento indispensable para la estabilidad macroeconómica y financiera, en función del crecimiento sostenido de la actividad productiva y del empleo.

La política de endeudamiento, se orienta en pro de la consecución de los siguientes objetivos: obtener los recursos financieros que garanticen la continuación en la ejecución de los proyectos existentes, así como el emprendimiento de nuevos proyectos, que aportan mayores avances y logros a nivel social y de crecimiento económico, de acuerdo con la política de planificación fijada por el Ministerio del Poder Popular de la Planificación y Finanzas.

Así mismo, persigue minimizar los costos de las operaciones de financiamiento, asumiendo niveles razonables de riesgo, en función del estudio responsable de las oportunidades que puedan presentar los mercados financieros, y apuntala el estado de solvencia financiera de la República, minimizando los indicadores de vulnerabilidad externa y deuda/PIB.

## 4.2.4. En materia de política de recursos

En materia de política de recursos el estado venezolano prestará especial atención a los requerimientos de toda la población, con la consecución de las metas establecidas en los planes nacionales y logrando una mayor redistribución del ingreso en pro de la consolidación del socialismo bolivariano, promoviendo acciones verdaderamente participativas colectivas, que constituyan una transformación a fondo de la estructura económica, para hacer viable dicha redistribución del ingreso.

El componente central de la política de ingresos para el ejercicio fiscal 2011, es la consolidación del sistema tributario actual y el plan de fiscalización que tiene como propósito seguir ampliando la base de tributación, principalmente en las personas jurídicas.

La política de recursos que avala la asignación presupuestaria, continuará afianzándose en los siguientes criterios de mediano plazo:

- Recomposición del peso de las rentas, a objeto de que en el mediano plazo la mayor contribución de los recursos para el presupuesto, provenga de las rentas no petroleras, siendo esto el resultado de la inversión continúa sobre el sistema productivo nacional y sobre el recurso humano

- Orientación de esfuerzos a la mejora en los procesos de recaudación, tanto en el sector no petrolero, como en el sector petrolero

- Manejo certero del endeudamiento como forma de financiamiento del presupuesto, que implica la intermediación del mismo como una forma de reorientación del ahorro nacional, a la inversión social y productiva.

## 4.3 Pautas definidas para la formulación del presupuesto de gastos y aplicaciones financieras

### 4.3.1 Consideraciones generales de la política presupuestaria de gastos

La formulación del Proyecto de Ley de Presupuesto para el ejercicio económico-financiero 2011, esta diseñada en función de dar continuidad a las acciones previstas en las Líneas Generales del Proyecto Nacional Simón Bolívar 2007-2013, en concordancia con lo establecido en los Planes Operativos Anuales Institucionales (POAI).

Las perspectivas continúan orientadas al fortalecimiento del nuevo Estado y la nueva sociedad, en la construcción del Modelo Productivo Socialista; en este sentido, el desarrollo productivo continuará favoreciendo las actividades económicas que se vinculen estrechamente a la inclinación productiva de cada una de las regiones del país. Por lo que las estrategias de política económica están referidas a la diversificación de la economía, la integración regional y al fortalecimiento de proyectos destinados al logro de un mayor valor agregado y una mayor competitividad del aparato productivo, con políticas encaminadas a alcanzar el crecimiento sustentable y la diversificación productiva con igualdad social.

En este sentido, el presupuesto de gastos para el año 2011, constituye un instrumento de gestión gubernamental, que permite la puesta en marcha de estas acciones, la instrumentación de los Planes Operativos Anuales Institucionales (POAI) y la aplicación de la técnica de presupuesto por proyecto, basado en el mejoramiento y la efectividad en la distribución y asignación de los recursos fiscales, de acuerdo a las necesidades prioritarias.

En función de lo expuesto, y para cumplir con las medidas establecidas, en el año 2010 se continuó llevando a cabo el proceso de reestructuración del aparato institucional del sector público. A tal efecto, se suprimieron los Ministerios del Poder Popular para: Economía y Finanzas, Planificación y Desarrollo y Obras Públicas y Vivienda, y se crearon: Energía Eléctrica, Planificación y Finanzas, Transporte y Comunicaciones, y Vivienda y Hábitat. Esta nueva estructura permitirá una coordinación más eficiente en cuanto al cumplimiento de sus funciones, y en cuanto a la mejora en la implementación de políticas públicas.

Igualmente, continuando con este proceso, se elimina el Fondo Intergubernamental para la Descentralización (Fides), según su Ley Especial de Liquidación, publicada en Gaceta Oficial N° 5.991 del 29/07/2010, y se crea el Consejo Federal de Gobierno como un órgano de la República previsto constitucionalmente, y en su Ley Orgánica publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 5.963 Ext. del 22/02/2010, que expresa en su artículo 2, que dicho órgano estará encargado de planificar y coordinar las políticas y acciones que coadyuven al desarrollo del proceso de descentralización y competencias del Poder Nacional a los estados y municipios. En este sentido, y para cumplir con la finalidad prevista, el Consejo Federal de Gobierno cuenta con el Fondo de Compensación Interterritorial (FCI), el cual con los recursos asignados y de acuerdo al artículo 21 de la referida Ley, "estará destinado al financiamiento de inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo".

Con la puesta en marcha de esta nueva instancia de gobierno, se dará poder protagónico a las comunidades para la ejecución de proyectos. En adición, las regiones contarán con instancias de planificación y coordinación de políticas como los Consejos Locales y los Consejos Estadales de Coordinación y Planificación de Políticas Públicas.

En general, los lineamientos que orientan el gasto para el año 2011 son:

- **Gastos de funcionamiento**

  Los gastos de funcionamiento del sector público, permiten que el aparato institucional de la Administración Pública mantenga niveles operativos óptimos, acordes con los lineamientos dictados por el Ejecutivo Nacional, y en pro del buen servicio que presta a la población venezolana.

  De acuerdo a esto, y como un criterio general se mantendrá la racionalización del gasto, de acuerdo a las acciones previstas en el Decreto N° 6.649 publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 38.146 de fecha 25/03/2009, mediante una justa distribución de los recursos en función de necesidades prioritarias, y donde el Estado pueda cumplir con sus funciones. En este sentido, se orientan las siguientes acciones:

  - Mantener la medida de restricción del gasto suntuario o superfluo, como: relaciones sociales, publicidad y propaganda, diversión y esparcimiento, asesoría altamente especializada, comitivas de viajes, entre otros.

  - Atender la incidencia generada por el incremento del 25 por ciento del salario mínimo para los trabajadores públicos, aprobado según Decreto N° 7.237 en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.372 de fecha 23/02/2010.

  - Atender la incidencia generada por el incremento del 40 por ciento del sueldo básico del personal militar, aprobado según Decreto N° 7.391 en Gaceta Oficial de la República Bolivariana de Venezuela de fecha 22/06/2010.

- o Atender los gastos relacionados con la adquisición de materiales y suministros, así como los contratos por servicios básicos, fundamentales para el buen desempeño institucional del sector público.

- o Adecuar la redistribución de los recursos financieros, de acuerdo a la reorganización institucional planteada en el año 2010.

- o Asignar recursos a los entes descentralizados, a fin de mantener la política social emanada del Ejecutivo Nacional dirigida a través de los proyectos y misiones sociales.

- o Priorizar los gastos de mantenimiento y reparaciones menores de equipos e infraestructura.

- o Revisar y organizar las asignaciones por concepto de subsidios, ayudas y donaciones.

- **Gastos de inversión**

Los lineamientos trazados en materia de asignación presupuestaria para gastos de inversión están referidos a:

- o Adquirir los activos necesarios que permitan el cumplimiento de las funciones de los órganos y entes de la República, como: mobiliario y equipo de oficina, paquetes y programas de computación, reparaciones mayores de la infraestructura, entre otros.

- o Culminar las obras y proyectos que están en ejecución.

- o Privilegiar aquellos proyectos que promueven el fortalecimiento del aparato productivo nacional, la generación de empleo y que apoyen el desarrollo de las capacidades y potencialidades locales y regionales. Asimismo, apoyar las cadenas de comercialización y distribución tanto de los productos agrícolas como industriales.

- o Recuperar la infraestructura eléctrica nacional, a través del desarrollo del potencial hidroeléctrico y la ampliación y mejoras de las redes de transmisión y distribución de electricidad.

- o Financiar la construcción de obras públicas, en especial aquellos proyectos de carácter energético, ambientales, minero, de transporte, entre otros, previstos en la Ley Especial de Endeudamiento.

- o Atender los proyectos que apuntan a la construcción de viviendas, en pro de disminuir el déficit habitacional existente.

- o En general, atender los proyectos estratégicos orientados al desarrollo endógeno del país, que además apuntalen a promover la conciencia del deber social, mediante el trabajo comunitario en las áreas competentes.

Desde los inicios de este proceso revolucionario, el país vive una intensa dinámica política en todos los sectores de la economía. Por ello, el Gobierno Nacional ha puesto en marcha un conjunto de proyectos con diversas propuestas que se deben llevar acabo, para alcanzar el camino hacia el socialismo del Siglo XXI.

De acuerdo a lo expuesto, para el año 2011 se estima asignar recursos en sectores como: transporte y comunicaciones, salud, educación, vivienda y hábitat, energía, entre otros, que coadyuvan a atender necesidades prioritarias, y que van en beneficio del colectivo. Dentro de las acciones a tomar se tienen las siguientes:

- **Transporte y comunicaciones**

  En pro del proceso de reestructuración institucional, llevado a cabo en el año 2010, se creó el Ministerio del Poder Popular para Transporte y Comunicaciones, con el objeto de regular, planificar y formular políticas, en materia de vialidad, tránsito, transporte, comunicaciones y telecomunicaciones, entre otros, con el fin de orientar sus funciones hacia la atención de las necesidades que en este ámbito requiere el colectivo en general.

  Con respecto a la infraestructura vial terrestre, se continuará atendiendo a los corredores viales que conforman los ejes de desarrollo, como: la construcción, conservación y mejoramiento de puentes, túneles y pistas de aeropuertos; y la prestación de atención oportuna a las emergencias que se presenten en la red vial.

  En cuanto a la vialidad agrícola, se mantendrá la ejecución de proyectos orientados al mejoramiento de las vías de penetración, desde las áreas de producción hacia los centros de distribución y/o consumo, así como el mejoramiento al acceso a los servicios básicos, aumentando la posibilidad de desarrollo económico de las zonas rurales, en especial aquellas zonas de desarrollo agrícola estratégico y prioritario.

  Se continuará con la construcción y mantenimiento del Sistema de Transporte Ferroviario, a cargo de Metro Los Teques, C.A. Metro de Caracas (Cametro), Metro de Valencia, Metro de Maracaibo y el Instituto Ferrocarriles del Estado.

  Recuperar la infraestructura eléctrica nacional, a través del desarrollo del potencial hidroeléctrico y la ampliación y mejoras de las redes de transmisión y distribución de electricidad.

- **Vivienda, desarrollo urbano y servicios conexos**

  Las acciones en materia de vivienda y hábitat, se mantendrán bajo la dirección del Ministerio del Poder Popular para Vivienda y Hábitat, como nuevo órgano rector de esta materia, en coordinación con los demás órganos y entes de la República. La competencia asignada a este órgano, está orientada fundamentalmente al mejoramiento en la eficacia y eficiencia de la atención al pueblo en materia de vivienda y hábitat, con el objeto de garantizar la satisfacción progresiva de los ciudadanos a tener el derecho de acceder a la vivienda y hábitat dignas.

  Esta situación ha representado y seguirá representando un gran reto para el Gobierno Nacional, por lo cual se mantendrá la política de financiamiento habitacional, a través del otorgamiento de créditos accesibles a todos los sectores de la sociedad, para la construcción, adquisición, mejora, remodelación y ampliación de viviendas.

  La participación del Banco de Venezuela, en el ámbito crediticio gubernamental pondría a disposición una plataforma moderna de intermediación financiera, que permitirá direccionar los recursos del ahorro privado hacia sectores estratégicos de la producción interna, especialmente al sector construcción.

Los grandes objetivos en cuanto al desarrollo de obras públicas y equipamiento urbano se perfilan en continuar con la atención y apoyo de las necesidades en infraestructura física y social del país; la construcción, ampliación, reparación, mejoramiento y remodelación de la infraestructura pública, de conformidad con los Planes Nacionales. Para ello el Ministerio del Poder Popular para Vivienda y Hábitat establecerá normas y procedimientos técnicos para llevar a cabo estos objetivos.

La actuación del Banco Nacional de Vivienda y Hábitat (Banavih) en esta materia, garantiza la centralización de los fondos provenientes de la Ley del Régimen Prestacional de Vivienda y Hábitat, para ejecutar y financiar los planes, programas, proyectos, obras y acciones, requeridas para la vivienda y el hábitat.

- **Desarrollo en materia energética**

El Ejecutivo Nacional a través del Ministerio del Poder Popular para la Energía Eléctrica enfocará sus esfuerzos en ampliar y mejorar la distribución de energía eléctrica en el país, que permita satisfacer el incremento de la demanda de electricidad, a través de un plan de expansión, que conlleve a su vez al uso eficiente de la energía, tanto la generada por fuentes hidrológicas como a las producidas por fuentes térmicas.

En este sentido, para el año 2011 se realizarán los siguientes proyectos, que serán financiados con recursos provenientes de la Ley Especial de Endeudamiento Anual: Modernización de las Subestaciones Santa Teresa, San Gerónimo y el Tigre; construcción de la central hidroeléctrica de Tocoma; construcción de subestaciones encapsuladas en la zona urbana de Maracaibo; Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar; planta termozulia III y sus obras de transmisión asociadas, y en general proyectos mayores de generación y transmisión de energía.

Estos proyectos permitirán continuar fortaleciendo las actividades de generación, transmisión, distribución y atención del usuario del servicio eléctrico en las diferentes instancias a nivel nacional.

Es importante destacar los convenios que ha celebrado la República Bolivariana de Venezuela, con: Brasil, China y España, enfocados en el intercambio de información científica y tecnológica; en el desarrollo de generación, transmisión y distribución de energía eléctrica, y en la elaboración de programas de estudios, capacitación y formación para el adiestramiento de profesionales y técnicos del sector eléctrico.

- **Afianzamiento del sector educativo y de salud**

El sector educativo, es uno de los más importantes dentro de la política social que adelanta el Ejecutivo Nacional, por cuanto está enfocado a impulsar la formación del nuevo ciudadano, en cuanto a los valores y principios socialistas y humanistas. Para afianzar esta política, es necesario impulsar la participación y capacitación de los docentes de aula, en los Ministerios del Poder Popular para la Educación y para la Educación Universitaria.

El Ejecutivo Nacional para el año 2011, continuará con la incorporación de proyectos estratégicos como: la consolidación del Sistema Educativo Bolivariano, mediante una base curricular coherente con los preceptos constitucionales; la modernización, mejoramiento y dotación de las instituciones educativas en espacios idóneos para la enseñanza y la práctica democrática, participativa y protagónica; la consolidación de los sistemas nacionales de supervisión y de formación del personal docente, para garantizar la ejecución de políticas que conduzcan al fortalecimiento del proceso educativo bolivariano; el desarrollo, dotación e implementación de herramientas vinculadas a los procesos de aprendizaje, que sirven de apoyo a la labor docente en los ambientes educativos; la extensión de la cobertura de la matrícula escolar a toda la población, con énfasis en los excluidos; la incorporación de tecnologías de la información y la comunicación al proceso educativo; entre otros proyectos.

Merece especial atención el proyecto Programa de Alimentación Escolar (PAE), cuyo objetivo estratégico, está enfocado en garantizar el mejoramiento de la calidad de vida, a partir de la satisfacción de las necesidades alimenticias básicas de la población infantil.

En cuanto a la educación universitaria, las acciones se destinarán en garantizar el pleno funcionamiento de las instituciones de educación universitaria, orientadas a la producción y transmisión del conocimiento para la formación del talento humano, en función de los requerimientos de desarrollo del país, a través de planes y proyectos que permitan el mejoramiento de la calidad, equidad y pertinencia social en este nivel educativo. Dentro de los proyectos se destacan: La revolución académica en el marco de un nuevo enfoque curricular, basado en la participación popular, para construir la nueva hegemonía cultural; fortalecer el poder popular y la calidad de vida de la masa estudiantil; fortalecimiento de la gestión del Ministerio del Poder Popular para la Educación Universitaria; profundizar el nuevo sistema de asignación de becas; fortalecer la Misión Alma Mater, como una de las vías para garantizar equidad social y espacios para educar en valores socialistas, realizando reformas curriculares y procurando los espacios físicos acordes con las características de las instituciones a crear o a transformar; entre otros.

Las políticas presupuestarias en materia de salud, tendrán como norte lo enunciado en la Constitución de la República Bolivariana de Venezuela, en cuanto a la obligatoriedad que tiene el Estado de garantizar a los ciudadanos el derecho a la salud. Para ello, se promoverán y desarrollarán acciones tendentes a elevar la calidad de vida, el bienestar del colectivo y el acceso a los servicios. En este sentido, el Ministerio del Poder Popular para la Salud, orientará sus esfuerzos a la consolidación del Sistema Público Nacional de Salud, dando prioridad a la promoción de la salud y a la prevención de las enfermedades, garantizando tratamiento oportuno y rehabilitación de calidad.

Se fortalecerán e impulsarán la ejecución de proyectos bandera como: la Misión Barrio Adentro I, II, III y IV, Plan de Vacunación, Proyecto Madre, Plan de Salud Indígena y fortalecimiento de la red de suministro y distribución de medicamentos, entre otros. Por otro lado, se ejecutarán proyectos que permitan garantizar la disponibilidad y acceso a la alimentación.

### 4.3.2 En materia de política presupuestaria de asignación de recursos

El presupuesto de gastos y aplicaciones financieras de la República para el ejercicio económico-financiero 2011, continuará plasmando los profundos cambios económico, político y social que requiere el país, con el objeto de establecer un Estado democrático, participativo, multiétnico, comunitario y pluricultural, de acuerdo a lo previsto en las Líneas Generales del Proyecto Nacional Simón Bolívar 2007-2013.

Para el año 2011, el presupuesto estará financiado con recursos ordinarios por Bs. 163.698,9 millones (15,0% del PIB), proyectos por endeudamiento Bs. 9.629,5 millones (0,9% del PIB), deuda pública Bs. 10.729,7 millones (1,0% del PIB), gestión fiscal

Bs. 20.000,0 millones (1,8% del PIB) y otras fuentes Bs. 150,1 millones, para alcanzar un monto total de Bs. 204.208,2 millones (18,7% del PIB).

Este total se distribuye como se indica: Bs. 73.316,4 millones (6,7% del PIB) para los apartados legales predeterminados por la Constitución y demás leyes, Bs. 9.629,5 millones (0,9% del PIB) para proyectos por endeudamiento y Bs. 121.262,3 millones (11,1% del PIB) para los gastos administrables.

En el Gráfico N° 4-1, se observa ilustrativamente la distribución de cada uno de éstos tres conceptos de gasto con respecto al total previsto en el presupuesto.

**Gráfico N 4-1**
**Presupuesto de Gastos y Aplicaciones Financieras**
(Estructura Porcentual)
Año 2011


Asignaciones Legales 35,9%
Gastos Administrables 59,4%
Proyectos Por Endeudamiento 4,7%

En el Proyecto de Ley de Presupuesto 2011, la República Bolivariana de Venezuela asume sus compromisos a nivel nacional e internacional. En tal sentido, en dicho proyecto se prevén apartados legales dirigidos a: la cancelación del servicio de la deuda, por Bs. 25.001,6 millones, los aportes a las Gobernaciones y Municipios por concepto de Situado Constitucional por Bs. 32.739,8 millones; dada la incorporación de la nueva instancia de gobierno representada por el Consejo Federal de Gobierno, órgano que se encargará de centralizar a través del Fondo de Compensación Interterritorial (FCI), los recursos para financiar los proyectos que propongan los estados y municipios, se estima un apartado legal por Bs. 10.664,1 millones, de los cuales Bs. 9.204,9 millones provienen del IVA y Bs. 1.459,2 millones serán financiados con Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE).

Estos recursos derivan, del 15 por ciento del monto correspondiente al Impuesto al Valor Agregado (IVA), así como los provenientes de la (LAEE), los cuales se destinarán a atender apartados para la inversión en estados y municipios, para el fortalecimiento del poder popular y para el fortalecimiento institucional de las entidades político-territoriales, de conformidad con lo previsto en el artículo 36 del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 del 04/05/2010, en concordancia con lo establecido en la LAEE.

Además de los apartados antes indicados se prevé una asignación presupuestaria al Sistema de Justicia por un monto de Bs. 3.274,0 millones, y otra por Bs. 1.637,0 millones para rectificaciones al presupuesto.

En el Gráfico N° 4-2, la participación porcentual de cada una de las acciones legales.

**Gráfico N 4-2**
**Asignaciones Legales**
(Estructura Porcentual)
Año 2011


Rectificaciones al Ppto. 2,2%
Sistema de Justicia 4,5%
Servicio de Deuda Pública 34,1%
Situado Constitucional 44,7%
Consejo Federal de Gobierno 14,5%

El Ejecutivo Nacional orientará los recursos asignados al gasto administrable, con miras a cubrir las necesidades operativas de los Órganos de la República y de los Entes Descentralizados Sin Fines Empresariales. Asimismo, se financiará la ejecución de proyectos destinados al fortalecimiento de los sectores educación, salud, vivienda, agricultura, entre otros, principalmente a través de las misiones sociales, que coadyuvan a la modelización de la nueva estructura social, y cuyo objetivo están enfocados, primordialmente en mejorar la formación y aumentar los niveles educativos, el acceso a la vivienda y a los servicios urbanos, aumento de la eficiencia del sistema integral de salud pública y el fortalecimiento de la participación ciudadana en todos los ámbitos de la vida social.

En el siguiente cuadro se muestran los órganos de la República y su participación porcentual en el gasto administrable.

**CUADRO 4-1**
**GASTOS ADMINISTRABLES POR ORGANISMOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| ORGANISMOS | MONTO | PORCENTAJE TOTAL ADMINISTRABLE |
|---|---|---|
| Ministerio del Poder Popular para la Defensa | 10.199,0 | 8,4 |
| Ministerio del Poder Popular para la Educación | 26.191,6 | 21,6 |
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | 15.357,1 | 12,7 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 4.429,1 | 3,7 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 2.279,0 | 1,9 |
| Ministerio del Poder Popular para la Educación Universitaria | 11.784,5 | 9,7 |
| Ministerio del Poder Popular del Despacho de la Presidencia | 3.384,0 | 2,8 |

**CUADRO 4-1**
**GASTOS ADMINISTRABLES POR ORGANISMOS**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolivares)**

| ORGANISMOS | MONTO | PORCENTAJE TOTAL ADMINISTRABLE |
|---|---|---|
| Ministerio del Poder Popular para la Alimentación | 3.171,6 | 2,6 |
| Ministerio del Poder Popular para la Salud | 15.455,6 | 12,7 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 1.957,2 | 1,6 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 2.515,4 | 2,1 |
| Ministerio del Poder Popular para Energía Eléctrica | 2.333,2 | 1,9 |
| Ministerio del Poder Popular de Planificación y Finanzas | 4.465,9 | 3,7 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 3.319,1 | 2,7 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 2.073,6 | 1,7 |
| Resto de órganos | 12.346,4 | 10,2 |
| **TOTAL** | **121.262,3** | **100,0** |

Como se observa, los Ministerios del Poder Popular para la Educación (21,6%), para el Trabajo y la Seguridad Social (12,7%), para la Educación Universitaria (9,7%) y para la Salud (12,7%), son los que mayor representación reflejan, por cuanto sus políticas están enfocadas al ámbito social, donde el individuo y la comunidad, representan un papel protagónico, y que apuntalan al cumplimiento de las Líneas Generales del Proyecto Nacional Simón Bolívar (2007-2013).

Uno de los aspectos fundamentales que se destaca, es la política social liderada por los proyectos y misiones sociales, la cual constituye un punto clave en las acciones del Gobierno Revolucionario, por cuanto permite combatir la desigualdad social que existe en la sociedad venezolana, y responder a las necesidades humanas. Esta política aporta soluciones a los problemas individuales y comunitarios, que van dirigidos a superar la pobreza y la exclusión social.

Tomando en cuenta los resultados favorables obtenidos, con logros concretos en términos de mejoría en la calidad de vida de la población económicamente más vulnerable, el Ejecutivo Nacional mantendrá la ejecución de las misiones como un componente importante del gasto social, para lo cual se asignan recursos por el orden de Bs. 6.126,4 millones y otros proyectos por Bs. 16.846,1 millones.

Seguidamente, en el cuadro 4-2 se muestra la distribución de las asignaciones presupuestarias, para las respectivas misiones.

**CUADRO 4-2**
**FONDO PARA LAS MISIONES**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| ORGANISMOS | MONTO |
|---|---|
| **Misiones centralizadas en el Ministerio del Poder Popular del Despacho de la Presidencia** | **3.056,4** |
| Ministerio del Poder Popular para la Educación | |
| • Fundación Misión Samuel Robinson | 301,9 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | |
| • Fundación Misión Identidad | 93,7 |
| Vicepresidencia de la República | |
| • Fundación Misión Milagro | 49,2 |
| Ministerio del Poder Popular para la Educación Universitaria | |
| • Fundación Misión Sucre | 625,9 |
| Ministerio del Poder Popular para las Industrias Básicas y Minería | |
| • Fundación Misión Piar | 2,7 |
| Ministerio del Poder Popular para la Energía y Petróleo | |
| • Misión Barrio Adentro Deportivo | 36,4 |
| Ministerio del Poder Popular para la Cultura | |
| • Fundación Misión Cultura | 54,3 |
| Ministerio del Poder Popular para la Salud | |
| Fundación Misión Barrio Adentro | 841,5 |
| Ministerio del Poder Popular para las Comunas y Protección Social | |
| • Fundación Misión Negra Hipólita | 275,5 |
| • Fundación Misión "Che Guevara" | 30,5 |
| • Instituto Nacional del Menor | 31,6 |
| Ministerio del Poder Popular para la Mujer y la Igualdad de Género | |
| • Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" | 713,2 |
| **Misiones ejecutadas por otros Órganos** | **3.070,0** |
| Ministerio del Poder Popular para la Alimentación | |
| • Misión Alimentación | |
| o Programa para la Seguridad Alimentaria y el Desarrollo Rural (PESA) | 2.140,5 |
| o Fundación Programa de Alimentos Estratégicos | 875,0 |
| Ministerio del Poder Popular para las Comunas y Protección Social | |
| • Misión Dr. José Gregorio Hernández | 35,0 |
| • Misión Niños y Niñas del Barrio | 19,5 |
| **Otros Proyectos** | **16.846,1** |
| Ministerio del Poder Popular para las Comunas y Protección Social | |
| • Asignaciones económicas al Adulto Mayor | 456,3 |
| • Asignaciones económicas Pescadores | 238,7 |
| Ministerio del Poder Popular para la Salud | |
| • Producción y Dotación de Medicamentos Genéricos | 140,3 |
| • Protección Nutricional | 455,8 |

CUADRO 4-2
FONDO PARA LAS MISIONES
PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)

| ORGANISMOS | MONTO |
| --- | ---: |
| Ministerio del Poder Popular para la Educación | |
| • Hogares y Multihogares de Cuidado Diario | 516,3 |
| • Proyecto Alimentario Escolar Escuelas Bolivarianas | 1.031,1 |
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | |
| • Asignaciones económicas (IVSS) | 12.569,7 |
| Ministerio del Poder Popular para el Transporte y Comunicaciones | |
| • Subsidio al Pasaje Estudiantil-Metro de Caracas | 66,0 |
| • Subsidio al Pasaje Estudiantil | 79,4 |
| Ministerio del Poder Popular para la Educación Universitaria | |
| • Universidad Bolivariana de Venezuela | 236,3 |
| Ministerio del Poder Popular para el Transporte y Comunicaciones | |
| • Edificaciones Educativas | 6,2 |
| Ministerio del Poder Popular para el Transporte y Comunicaciones | |
| • Fondo de aporte del sector público | 1.050,0 |
| **TOTAL** | **22.972,5** |

Dentro de las misiones centralizadas en el Despacho de la Presidencia, se destacan los recursos asignados a la Misión Barrio Adentro (Bs. 841,5 millones), enfocados en fortalecer el Sistema Nacional de Salud Pública, para lo cual, en primer lugar, se continuarán incorporando nuevos médicos a dicho sistema, para atender el incremento de la demanda de ciudadanos y ciudadanas que requieren de los servicios de salud, y en segundo término, se afianzarán las etapas que conforman dicha misión en cuanto a: la atención de ambulancias, la atención a los Centros de Diagnóstico Integral (CDI), la reestructuración y ampliación de los hospitales existentes en el país y la construcción de centros hospitalarios.

En el marco de garantizar la disponibilidad y acceso a la alimentación, se destaca la Misión Alimentación, con sus dos grandes programas como lo son: el Programa para la Seguridad Alimentaria y el Desarrollo Rural (Bs. 2.140,5 millones) y el Programa de Alimentos Estratégicos (Bs. 875,0 millones). Este último lleva a cabo el Proyecto Mercal Máxima Protección, con el fin de proteger a los segmentos más vulnerables y excluidos socialmente de la población venezolana, garantizándoles el acceso oportuno y permanente a la alimentación.

En cuanto a los otros proyectos sociales se asignan recursos por Bs. 16.846,1 millones, a un conjunto de proyectos de carácter social que al igual que las misiones, coadyuvan al bienestar socio-económico de la comunidad, destacándose entre ellos: asignaciones económicas al adulto, a los pescadores, entre otros dadas por el Instituto Venezolano de los Seguros Sociales (IVSS), Proyecto Alimentario Escolar Escuelas Bolivarianas, Protección Nutricional, Producción y Dotación de Medicamentos Genéricos a la Población Venezolana, entre otros.

## 4.4 Vinculación presupuestaria a los lineamientos del Plan Operativo Anual Nacional (POAN) para el ejercicio fiscal 2011.

Dentro de la fundamentación jurídica y según el artículo 33, literal c establecido en el Decreto N° 7.284 de fecha 02 de marzo de 2010, la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.964 Ext. de fecha 03 de marzo de 2010, se dicta el reglamento orgánico que asigna al Ministerio del Poder Popular de Planificación y Finanzas, la competencia para definir y establecer los lineamientos del Plan Operativo Anual, en función de la captación y la asignación de los recursos necesarios, para el cumplimiento de las metas propuestas y coordinar la formulación del Proyecto de la Ley de Presupuesto para el ejercicio fiscal 2011.

De conformidad con la Ley Orgánica de la Administración Financiera del Sector Público, el Plan Operativo Anual (POAN) es un instrumento de planificación, que trasciende las rutinas institucionales y las llamadas operaciones de mantenimiento. Por lo tanto, los Ministerios y sus entes adscritos deben identificar, diseñar y justificar sus propuestas de proyectos POAN, con los objetivos para el desarrollo nacional, dentro de una visión de país a ser alcanzada en el corto plazo. La Ley Orgánica de Administración Financiera del Sector Público señala en el artículo 38, que este documento debe ser presentado por el Ejecutivo ante la Asamblea Nacional, antes del 15 de Octubre de cada año. Adicionalmente, en el artículo 10 de dicha ley se indica, que debe ser presentado en la misma oportunidad de la Ley de Presupuesto.

El POAN 2011, está dirigido a concretar los objetivos del desarrollo nacional y las acciones estratégicas a ejecutar por lo órganos de la Administración Pública Nacional (APN), durante el ejercicio fiscal 2011. A partir del enfoque estratégico planteado, se presentan los proyectos, sus asignaciones presupuestarias, el órgano o ente ejecutor y las fuentes específicas de financiamiento, en articulación con las líneas estratégicas establecidas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

De conformidad con lo dispuesto en la Ley Orgánica de Administración Financiera del Sector Público, el Ejecutivo Nacional, coordinado por el Ministerio del Poder Popular para Planificación y Finanzas, conjuntamente con todos los órganos y entes de la Administración Pública Nacional (APN), se elaboró el Plan Operativo Anual Nacional 2011, en concordancia con las siguientes orientaciones estratégicas:

- Implementar las estrategias y cumplir con los objetivos establecidos en el Proyecto Nacional Simón Bolívar – Primer Plan Socialista de la Nación (PPSN) – Desarrollo Económico y Social de la Nación (2007-2013).

- Avanzar en la construcción del Socialismo del siglo XXI, para impulsar y profundizar las transformaciones políticas, económicas y sociales del país, planteadas por el Presidente Hugo Rafael Chávez Frías, en su propuesta de gobierno. El Ejecutivo Nacional en el Plan Operativo Anual plasma los lineamientos que tendrá el gasto 2011, siendo prioridad seguir con el impulso del modelo socialista.

- Mejorar la eficiencia del Estado, a través del fortalecimiento de los procesos e instrumentos de planificación, programación, asignación, seguimiento y control de los recursos públicos.

- Asimismo, los órganos de la APN formularán sus proyectos siguiendo la metodología de presupuesto por proyectos, reconociendo la equidad de género, considerando las necesidades y requerimientos específicos de mujeres y hombres en sus distintas áreas: salud, prevención de violencia, educación, vivienda, participación ciudadana, seguridad social, empleo y alimentación, a fin de garantizar la participación en igualdad de condiciones. De igual forma, todos los órganos y entes adscritos priorizaron su cartera de proyectos en concordancia con los planes de desarrollo sectoriales, avalados por la instancia superior que les corresponde.

- La validación de la selección de los proyectos que formarán parte del POAN, fue coordinada por el Ministerio del Poder Popular de Planificación y Finanzas con cada despacho ministerial, de acuerdo a lo siguientes criterios de evaluación:

  - Tendrán prioridad aquellos proyectos ya iniciados y que finalizan en el año 2011 y los nuevos proyectos estratégicos con alto impacto en la consecución de los objetivos estratégicos mencionados.

  - Asimismo, se le otorga importancia a los proyectos que formen parte de la cartera del Plan de Inversión Pública (PIP), el cual definirá aquellos a ser considerados como estructurantes e intermedios en los ejes de desarrollo, orientados al fortalecimiento de las cadenas productivas, las capacidades, y potencialidades locales y regionales.

  - Se dará continuidad a los proyectos estratégicos de seguridad y soberanía alimentaria, así como los que fortalezcan el aparato productivo nacional, la generación de empleo y apoyen: el desarrollo de las regiones, la construcción de nuevas viviendas como principal prioridad, el fortalecimiento de las cadenas de comercialización y distribución tanto de los productos agrícolas, pesqueros y los industriales, y la continuación de la disminución de la dependencia de las importaciones de bienes y servicios.

  - Los proyectos dirigidos a disminuir la pobreza y la exclusión social involucrados con las misiones sociales y orientadas al cumplimiento de las metas del milenio.

  - Aquellos proyectos que se encuentran orientados a una urgente renovación mediante constantes inversiones para la continuación de la recuperación de la infraestructura eléctrica nacional en los procesos de generación, transmisión y distribución. De la misma manera, los proyectos que promuevan el uso eficiente de la energía y el aprovechamiento de las fuentes alternativas con la posibilidad de sostenibilidad en el futuro.

  - Los distintos órganos y entes responsables de las misiones sociales, deben otorgar continuidad a proyectos que se encuentren enmarcados en la actividad estadística articulada con el Sistema del Instituto Nacional de Estadística (INE), donde los proyectos e inversión deben atender a las necesidades de información estadística de la sociedad venezolana y de las instituciones públicas, dirigidas a reimpulsar las políticas de inclusión socio productiva de los ciudadanos y ciudadanas venezolanas; y deberán guardar relación con las prioridades y objetivos del país y de la sociedad venezolana.

- El Proyecto de Ley de Presupuesto considera las limitaciones fiscales existentes, que demandan la aplicación de los recursos disponibles con criterios de austeridad, maximizando la eficiencia en el gasto, de acuerdo a lo establecido en el Decreto N° 6.649 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25 de marzo de 2009, mediante el cual se dictó el instructivo presidencial para la eliminación del gasto suntuario o superfluo en el Sector Público Nacional.

- Los organismos deberán presentar proyectos que promuevan la conciencia del deber social, mediante el trabajo comunitario o servicio voluntario de los trabajadores en las áreas que compete su sector.

- Según lo establecido en el Artículo 8 del Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el sistema presupuestario, las máximas autoridades de los órganos y entes ejecutores, están obligadas a "designar a los funcionarios responsables de los proyectos, acciones centralizadas, metas y objetivos presupuestarios...". Con ello se busca continuar de forma operativa y administrativa los proyectos, de manera que cada proyecto cuente con un líder de proyecto distinto a las máximas autoridades.

El presupuesto de los órganos de la República y Entes Descentralizados sin Fines Empresariales, incluye proyectos y acciones centralizadas de los cuales aproximadamente:

- 508 proyectos y acciones centralizadas corresponden a los órganos de la República y,

- 1.942 proyectos y acciones centralizadas, serán ejecutadas por parte de los Entes Descentralizados.

De acuerdo a los criterios establecidos por el Ministerio del Poder Popular de Planificación y Finanzas, en la aprobación de proyectos para el año 2011, las directrices estratégicas que poseen la mayor proporción de proyectos son las que contemplan: la construcción de la Suprema Felicidad (46,6%), el establecimiento de un Nuevo Modelo Productivo Socialista (16,8%), la profundización de la democracia protagónica (15,5%), la construcción de la nueva geopolítica internacional (8,7%), y el desarrollo de la nueva ética socialista (6,9%), entre las más importantes. Es de resaltar, que dentro de la estructura de presupuesto por proyectos, las acciones centralizadas (categoría presupuestaria que permite la administración de los recursos asignados a los gastos que garantizan el funcionamiento de la institución y el cumplimiento de otros compromisos del Estado), representan una porción del (1,2%) de la referida estructura.

A continuación, se muestra el gráfico que recoge la distribución porcentual de proyectos, según la directriz estratégica:

**Gráfico N° 4-3**
**Asignación de Proyectos por Directrices Estratégicas**
(Estructura Porcentual)
Año 2011


Construcción de una Nueva Geopolítica Nacional; 8,7%
Convertir a Venezuela en una Potencia Energética Mundial; 3,0%
Avanzar hacia la Nueva Etapa en la Geopolítica Internacional; 1,4%
No Aplica; 1,2%
Desarrollo de la Nueva Ética Socialista; 6,9%
Establecimiento de un Modelo Productivo Socialista; 16,8%
Profundización de la Democracia Protagónica Revolucionaria; 15,5%
Construcción de la Suprema Felicidad; 46,6%

## 4.5 Principio de equidad de género a la técnica de presupuesto por proyecto

Dada la mayor vulnerabilidad de la población femenina y su discriminación en cuanto al destino de los programas gubernamentales, en los cuales se considera se beneficia principalmente al sexo masculino, el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 continúa asegurando que las políticas y los programas gubernamentales se distribuyan de manera equitativa a mujeres y hombres, mediante la formulación de presupuestos sensibles al género, tomando en cuenta las necesidades específicas de las venezolanas y venezolanos en su concepción, diseño, elaboración, implementación y evaluación.

El Proyecto de Ley de presupuesto 2011 muestra el compromiso del Gobierno Bolivariano con la equidad del género, uso y generación de recursos y plasma los siguientes objetivos: la fortaleza de la democracia, la contribución de la reducción de la pobreza y el desarrollo humano sostenible.

De igual forma cumple con los compromisos nacionales e internacionales en materia de equidad entre mujeres y hombres, se enfoca en sus derechos humanos, y en la rendición de cuentas, pues al ser un instrumento concreto, que fortalece la obligación de los gobiernos frente a la ciudadanía debe ser eficiente, ya que las desigualdades de género conducen a pérdidas de la eficiencia de la gestión económica y a dificultades en el desarrollo humano.

A continuación en los cuadros N° 4-3.1 y 4-3.2, se exponen los resultados obtenidos del levantamiento de la discriminación de número de cargos por género y las remuneraciones promedio, como nuevo elemento de estudio dentro de la información suministrada por cada uno de los Organismos de la Administración Pública Nacional.

**CUADRO N° 4-3.1**
**RESUMEN DE CARGOS POR TIPO DE GÉNERO**
**ÓRGANOS DE LA REPÚBLICA – AÑO 2011**
(Número de Personas)

| Cargos | Masculino | Femenino | Vacantes | Cantidad |
|---|---|---|---|---|
| **Personal Fijo a Tiempo Completo** | **305.680** | **443.933** | **30.828** | **780.441** |
| Directivo | 3.306 | 3.342 | 849 | 7.497 |
| Parlamentario | 158 | 26 | 0 | 184 |
| Profesional y Técnico | 27.976 | 38.374 | 5.760 | 72.110 |
| Personal Administrativo | 30.675 | 82.937 | 4.063 | 117.675 |
| Personal Docente | 30.474 | 181.986 | 11.438 | 223.898 |
| Personal de Investigación | 12.084 | 6.078 | 0 | 18.162 |
| Personal Médico | 5.430 | 6.707 | 16 | 12.153 |
| Personal Militar | 100.466 | 17.889 | 0 | 118.355 |
| Personal Policial | 6.953 | 1.263 | 0 | 8.216 |
| Obrero | 88.158 | 105.331 | 8.702 | 202.191 |
| **Personal Fijo a Tiempo Parcial** | **49.283** | **92.770** | **86** | **142.139** |
| Directivo | 0 | 0 | 0 | 0 |
| Profesional y Técnico | 593 | 758 | 55 | 1.406 |
| Personal Administrativo | 31 | 78 | 0 | 109 |
| Personal Docente | 47.903 | 91.413 | 0 | 139.316 |
| Personal Médico | 276 | 228 | 31 | 535 |
| Obrero | 480 | 293 | 0 | 773 |
| **Personal Contratado** | **18.478** | **28.423** | **3.280** | **50.181** |
| Directivo | 93 | 112 | 6 | 211 |
| Profesional y Técnico | 8.898 | 13.998 | 2.832 | 25.728 |
| Personal Administrativo | 4.520 | 8.712 | 205 | 13.437 |
| Personal Docente | 441 | 1.025 | 4 | 1.470 |
| Personal de Investigación | 440 | 276 | 0 | 716 |
| Personal Médico | 870 | 1.609 | 0 | 2.479 |
| Obrero | 3.216 | 2.691 | 233 | 6.140 |
| **Totales** | **373.441** | **565.126** | **34.194** | **972.761** |

CUADRO N° 4-3.2
RESUMEN DE CARGOS POR TIPO DE GÉNERO DE LOS ENTES DESCENTRALIZADOS
FUNCIONALMENTE SIN FINES EMPRESARIALES AÑO 2011
(NÚMERO DE PERSONAS)

| Cargos | Masculino | Femenino | Vacantes | Cantidad |
|---|---|---|---|---|
| **Personal fijo a tiempo completo** | **103.809** | **141.217** | **18.555** | **263.581** |
| Directivo | 4.210 | 4.697 | 763 | 9.670 |
| Profesional y técnico | 27.944 | 39.157 | 5.709 | 72.810 |
| Personal administrativo | 16.932 | 32.638 | 4.207 | 53.777 |
| Personal docente | 12.267 | 12.425 | 427 | 25.119 |
| Personal de investigación | 710 | 641 | 22 | 1.373 |
| Personal médico | 5.263 | 20.879 | 4.906 | 31.048 |
| Obrero | 36.483 | 30.780 | 2.521 | 69.784 |
| **Personal fijo a tiempo parcial** | **4.940** | **4.472** | **1.217** | **10.629** |
| Profesional y técnico | 329 | 236 | 28 | 593 |
| Personal administrativo | 76 | 77 | 30 | 183 |
| Personal docente | 4.311 | 3.980 | 1.098 | 9.389 |
| Personal de investigación | 62 | 38 | 0 | 100 |
| Personal médico | 62 | 103 | 53 | 218 |
| Obrero | 100 | 38 | 8 | 146 |
| **Personal contratado** | **73.588** | **95.547** | **6.428** | **175.563** |
| Directivo | 371 | 390 | 32 | 793 |
| Parlamentarios | 2 | 0 | 0 | 2 |
| Profesional y técnico | 12.147 | 16.393 | 2.153 | 30.693 |
| Personal administrativo | 11.506 | 13.005 | 888 | 25.399 |
| Personal docente | 35.040 | 47.569 | 2.573 | 85.182 |
| Personal de investigación | 175 | 207 | 130 | 512 |
| Personal médico | 7.385 | 11.304 | 41 | 18.730 |
| Personal obrero | 6.962 | 6.679 | 611 | 14.252 |
| **Totales** | **182.337** | **241.236** | **26.200** | **449.773** |

En los cuadros anteriores se observa, que tanto para los Órganos de la República como para los Entes Descentralizados sin fines empresariales, el número de personas del sexo femenino es mayor en el número de cargos, destacándose inclusive los niveles directivos, con las excepciones de los cargos de parlamentarios, investigadores, militares y obreros contratados.

Capítulo 5

# PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 5

# PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

## 5.1 Aspectos Generales

Los recursos de la República, están conformados por todos aquellos ingresos y fuentes de financiamientos que percibe el Estado, y que le permiten financiar o costear las necesidades de la colectividad, es decir, que le posibilitan contar con los fondos necesarios para cubrir el gasto público y cumplir su función en la sociedad.

El Gobierno Nacional tiene como norte para el año 2011, profundizar el socialismo del siglo XXI con la clara orientación de satisfacer las necesidades primarias de las clases mas necesitadas. Tan importante objetivo se espera alcanzar mediante la consolidación de un eficiente sistema distributivo de la riqueza, que partiendo de la obtención de un compromiso cada vez mayor de los sectores contribuyentes de la economía nacional, tanto petroleros como no petroleros, y apoyándose en el mejoramiento progresivo que han experimentado los sistemas de declaración y liquidación de rentas a nivel nacional, hará posible el mayor acceso a altos estándares de bienestar social de todos los ciudadanos, y muy especialmente, de aquellos que componen los sectores mas deprimidos de la sociedad.

Ahora bien, ese gran objetivo social solo es posible de alcanzar si se cuenta con recursos financieros sustentados en bases sólidas; en tal sentido, el Ejecutivo Nacional claramente conciente de esa realidad, y siendo cuidadoso en la proyección del financiamiento de los gastos necesarios para afrontar la gestión del Estado, ha seguido de manera exhaustiva las modificaciones que se han estado operando en los entornos tanto interno como foráneo, y ha considerado la afectación de éstas sobre la actividad económica nacional y por ende sobre la generación de recursos para el Fisco Nacional; todo ello, con el fin de minimizar tales impactos y otorgarle sustentabilidad al Proyecto de Ley de Presupuesto 2011.

La proyección de ingresos fiscales petroleros para el año 2011 se verá influenciada por múltiples factores, los cuales se analizan seguidamente; en el ámbito internacional, tomando en cuenta que la mayoría de los países lucharán para finalmente salir de la crisis durante el año 2011, se espera un moderado aumento en el uso de energía, cónsono con el discreto incremento esperado para la producción global proyectada. La Agencia Internacional de Energía (AIE) pronostica un ligero aumento en la demanda global energética, la cual se fija en 88,2 MMBD (versus 87 MMBD del 2010). Dicho aumento, muy pequeño, se focalizará en China e India. China seguirá siendo la locomotora de la economía global, con una tasa de crecimiento de su PIB total estimada en un promedio del 9,2 por ciento.

En lo atinente al impacto de la geopolítica sobre la actividad petrolera y económica global en general, se tiene que la reanudación de las conversaciones Israel-Palestina para un plan de paz, daría impulso a mejores condiciones del mercado. Sin embargo, siguen latentes algunos focos de tensión geopolítica que actúan en este mercado.

El clima, por cierto un factor nada fácil de pronosticar, tiene múltiples incidencias en distintos sitios del globo y en particular, en el Golfo de México y el Caribe, que son parte de nuestros centros de exportación. En efecto, la temporada de huracanes en el Golfo de México, podría ser alarmante.

También existe otro factor que, si bien no en los actuales momentos, en un futuro cercano pudiera impactar desfavorablemente la conformación de los precios de las materias primas fósiles en el mercado internacional, como lo es la posición de muchos países frente al calentamiento global, en torno a la concientización del consumo energético y la promoción de acciones orientadas al mejoramiento tecnológico que conduzca a la cristalización de investigaciones que persiguen la búsqueda de otras fuentes energéticas alternativas (solar, eólica, nuclear, etc.), incluyendo los biocombustibles derivados de algas, combustibles naturales cuyo costo sería inferior a los precios registrados en el mercado internacional de crudos.

En síntesis, tomando en consideración los factores geopolíticos y ambientales, así como los económico-financieros, el mejor estimado del Gobierno Nacional para la proyección de la contribución fiscal petrolera durante el ejercicio fiscal 2011, se basó en un precio promedio de realización de la cesta venezolana de 40 US$/bl, el cual recoge de manera conservadora las expectativas del mercado internacional de crudos, lo que minimizará el posible impacto que sobre el financiamiento de la República pudieran tener situaciones de desequilibrio en los precios; asimismo, se mantuvo estricto apego a los volúmenes de producción estipulados en las cuotas acordadas en el seno de la OPEP. Con base en las anteriores premisas se proyecta una contribución fiscal petrolera que alcanza a la cantidad de Bs. 45.293,0 millones, monto que representa un 22,2 por ciento del total de recursos previstos para el año 2011.

Esa previsión del precio de la cesta petrolera venezolana también tuvo como fundamento, las crecientes expectativas existentes en torno a la consolidación de los sectores no petroleros nacionales, donde el Gobierno Nacional bajo la firme convicción del fortalecimiento de la economía, producto de la aplicación de las acciones y políticas que ha venido adelantando, prevé la recuperación del aparato productivo doméstico con base en una proyección de crecimiento económico, que si bien luce moderada (2,0 por ciento) contempla la corrección del impacto que sobre la actividad económica local tuvo la gran crisis financiera mundial y contempla el fortalecimiento sistemático del aparato productivo interno.

En tal sentido, la estimación de ingresos corrientes ordinarios no petroleros para el ejercicio económico 2011 asciende a Bs.118.405,9 millones y su participación respecto al total de recursos de la República es del 57,9 por ciento, es decir, un 35,7 por ciento mas que la contribución fiscal petrolera. Esta nueva composición de los ingresos corrientes ordinarios de la República es indicativa del consolidado avance obtenido a través de las acertadas políticas fiscales y tributarias adelantadas durante los últimos años por el Ejecutivo Nacional, cuya aplicación se traduce en el mejoramiento sostenido de los procesos y procedimientos tributarios, y en el incentivo al proceso de diversificación de la economía nacional.

La consolidación de un sistema económico sustentado en sólidas y diversificadas fuentes de financiamiento que, sin dejar de atender las necesidades básicas de la colectividad, y de manera paralela, genere oportunidades de negocio competitivas internamente y al exterior del país, apoye al inversionista local y genere incentivos para el capital foráneo, constituye el principal objetivo logrado por la gestión del Gobierno Nacional, lo que le permitirá al país a muy corto plazo ser calificado como un país de altas capacidades y óptimo aprovechamiento de los recursos disponibles, dispuesto a penetrar mercados hasta hoy reservados solo a las grandes potencias.

Adicionalmente al crecimiento esperado para la recaudación de los principales impuestos, (IVA e ISLR), asociado a la mejoría esperada para el desarrollo de las actividades económicas locales, se prevé que el sector de telecomunicaciones y la actividad de explotación del hierro y otros minerales, repunten para el ejercicio fiscal 2011.

No obstante la previsión de un sólido financiamiento corriente ordinario, cada vez menos dependiente de la recaudación petrolera, y en consideración del total de recursos que demanda la eficiente y oportuna acción del Estado, el Ejecutivo Nacional plantea para el ejercicio fiscal 2011 la necesidad de obtener financiamiento complementario vía endeudamiento por la cantidad de Bs. 40.509,3 millones; el destino final de dichos fondos será dar continuidad a todos aquellos proyectos de inversión reproductiva en proceso, proveer los recursos para nuevos proyectos, hacer frente a los compromisos asociados al vencimiento de capitales y pago de intereses de la deuda pública nacional y brindar financiamiento a las actividades administrativas que a través de diversos Entes públicos, hacen posible la gestión del Estado.

Al considerar la totalidad de recursos requeridos para el ejercicio fiscal 2011, se plantea un Proyecto de Ley de Presupuesto cuyo monto asciende a la suma de Bs. 204.208,2 millones.

En el cuadro que se incluye seguidamente, se puede apreciar la composición de los ingresos y fuentes de financiamiento de la República por rubro, así como su participación porcentual respecto al total de dichos recursos.

**CUADRO N° 5-1**
**INGRESOS Y FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolívares)

| CONCEPTOS | MONTO | PARTICIPACIÓN PORCENTUAL |
|---|---|---|
| **A. INGRESOS CORRIENTES** | **163.698,9** | **80,1** |
| **A.1 INGRESOS CORRIENTES ORDINARIOS** | **163.698,9** | **80,1** |
| **I. Ingresos Petroleros** | **45.293,0** | **22,2** |
| 1. Impuesto Sobre la Renta (ISLR) | 6.721,0 | 3,3 |
| 2. Ingresos del Dominio Petrolero | 34.272,0 | 16,8 |
| 3. Dividendos de Petróleos de Venezuela, S.A. (Pdvsa) | 4.300,0 | 2,1 |
| **II. Ingresos del Hierro** | **148,3** | **0,0** |
| **III. Ingresos por Otros Minerales** | **206,0** | **0,1** |
| **IV. Ingresos Internos** | **118.051,6** | **57,8** |
| **1. Impuestos** | **115.947,7** | **56,8** |
| 1.1. Impuesto Sobre la Renta – Otras Actividades | 30.220,3 | 14,8 |
| Impuesto Sobre la Renta a Otras Personas Jurídicas | 23.476,2 | 11,5 |
| Impuesto Sobre la Renta a Personas Naturales | 6.744,1 | 3,3 |
| 1.2. Impuesto al Valor Agregado (Neto) | 61.366,3 | 30,1 |
| 1.3. Impuestos de Importación | 8.547,1 | 4,2 |
| 1.4 Impuestos de Licores | 2.560,0 | 1,2 |
| 1.5. Impuestos de Cigarrillos | 6.247,8 | 3,1 |
| 1.6. Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo | 3.950,4 | 1,9 |
| 1.7. Impuestos Varios | 3.055,8 | 1,5 |
| **2. Ingresos por Tasas** | **1.251,0** | **0,6** |
| 2.1. Servicios de Aduana | 571,9 | 0,3 |
| 2.2. Timbres Fiscales | 265,2 | 0,1 |

**CUADRO N° 5-1**
**INGRESOS Y FUENTES DE FINANCIAMIENTO**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolívares)

| CONCEPTOS | MONTO | PARTICIPACIÓN PORCENTUAL |
|---|---|---|
| 2.3. Otras Tasas | 413,9 | 0,2 |
| **3. Ingresos de la Propiedad** | **1,8** | **0,0** |
| 3.1. Alquileres | 1,8 | 0,0 |
| **4. Otros Ingresos** | **851,1** | **0,4** |
| **B. FUENTES DE FINANCIAMIENTO** | **40.509,3** | **19,9** |
| **B.1 DISMINUCIÓN DE OTROS ACTIVOS** | **150,1** | **0,1** |
| **1. Disminución de deudas de cuentas por rendir a corto plazo (Reintegros)** | **150,1** | **0,1** |
| **B.1 INCREMENTO DE PASIVOS** | **40.359,2** | **19,8** |
| **1. Proyecto de Ley Especial de Endeudamiento Anual 2011** | **40.359,2** | **19,8** |
| 1.1. Proyectos por Endeudamiento | 9.629,5 | 4,7 |
| 1.2. Servicio de la Deuda Pública | 10.729,7 | 5,3 |
| 1.3. Gestión Fiscal | 20.000,0 | 9,8 |
| **TOTAL** | **204.208,2** | **100,0** |

**Gráfico N° 5-1**
**Ingresos y Fuentes de Financiamiento**
(Porcentaje de participación de los ramos de ingresos con respecto al total)
Año 2011


57,9
1/ Incluye ingresos del hierro y otros minerales
60,0
50,0
40,0
30,0
20,0
10,0
0,0
Porcentajes
22,2
1/
19,9
Ingresos Corrientes Petroleros
Ingresos Corrientes Internos
Fuentes de Financiamiento
Conceptos

# 5.2 Ingresos Corrientes Ordinarios

## 5.2.1 De Origen Externo

- **Ingresos Petroleros**

El Proyecto de Ley de Presupuesto del año 2011 contemplará recursos por la cantidad de Bs. 45.293,0 millones provenientes de la contribución fiscal petrolera, en consonancia con lo establecido en la Ley Orgánica de Hidrocarburos (LOH), en la Ley Orgánica de Hidrocarburos Gaseosos (LOHG), en la Ley de Impuesto sobre la Renta (ISLR) así como en los objetivos plasmados en las Líneas Generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista 2007–2013, en el Plan Siembra Petrolera y en la política de Plena Soberanía Petrolera. Estos ingresos representan 22,2 por ciento del total de recursos y 27,7 por ciento de los ingresos corrientes ordinarios.

La política del Gobierno Nacional en materia petrolera, de acuerdo a las directrices fundamentales de los planes estratégicos del país, va dirigida a atender el desarrollo social de la población y se orienta hacia el afianzamiento del Socialismo del Siglo XXI. En este sentido, Petróleos de Venezuela, S.A. (Pdvsa) invierte ingentes recursos principalmente en las diferentes misiones instituidas por el Estado, gracias a la recuperación de la soberanía de los hidrocarburos venezolanos con la nacionalización de los mismos, en virtud de que las condiciones de las concesiones establecidas por los gobiernos anteriores al actual, no permitían el aprovechamiento de los beneficios asociados a la explotación del petróleo por parte de la población, y en lugar de ello, facilitaban el aprovechamiento de tales beneficios a las trasnacionales petroleras que operaban en el país.

La contribución al desarrollo de las comunidades venezolanas también se sustenta en los aportes que realizan Pdvsa y el Banco Central de Venezuela (BCV) al Fondo de Desarrollo Nacional (Fonden), los cuales se utilizan en el financiamiento de proyectos de infraestructura, ambiente, salud, energía, industrias básicas, educación, defensa, agricultura, atención a situaciones especiales y estratégicas.

De igual manera, la solidez mostrada por la industria petrolera nacional, se ha convertido en uno de los principales elementos motivadores de la inversión de capital extranjero, por cuanto le confiere la sensación de confianza que permite al inversionista foráneo estructurar planes de desarrollo de nuevas inversiones en los productos provenientes del subsuelo venezolano a corto, mediano y largo plazo.

Asimismo, Venezuela brinda un gran apoyo a los países hermanos que forman parte de la Alternativa Bolivariana para las Américas (ALBA), iniciativa que ha permitido la consolidación de la integración energética a nivel regional y mundial, mediante la firma de acuerdos de cooperación energética a través de Petrocaribe, Petrosur y Petroandina, organismos que buscan la reducción de las asimetrías existentes en materia energética, de los países latinoamericanos en desarrollo, el suministro directo y seguro de los hidrocarburos hacia los países del área, otorgando facilidades en el financiamiento de la factura por la venta y distribución del petróleo y la eliminación de intermediarios financieros, lo que ha redundado en la disminución de los costos asociados de esas transacciones comerciales para los países amigos.

Por otra parte, la República ha suscrito diversos convenios bilaterales con países de Europa y Asia, con la finalidad de buscar una relación "ganar - ganar", donde ambos contratantes salgan favorecidos en las relaciones comerciales. Uno de los convenios firmados que destaca es el Fondo Conjunto Chino-Venezolano que permite el suministro de hidrocarburos de Pdvsa a China, para recibir recursos que serán utilizados en proyectos de infraestructura, de desarrollo social y cualquier otro proyecto de interés común.

Adicionalmente, el Ejecutivo Nacional se ha planteado la necesidad de diversificar los mercados tradicionales, atendiendo a países como India, China, Rusia, Japón y España, entre otros.

Las estimaciones del ingreso petrolero se derivan de lo señalado en las leyes que rigen la materia. En ese sentido, los ingresos del dominio petrolero (regalías e impuesto superficial, de extracción y de registro de exportación) se encuentran fundamentados en lo determinado en los artículos 44 y 48 de la Ley Orgánica de Hidrocarburos y en el artículo 34 de la Ley Orgánica de Hidrocarburos Gaseosos, mientras que las tarifas del ISLR que deben pagar las empresas petroleras y las filiales de Petróleos de Venezuela S.A. (Pdvsa), están reseñadas en los artículos 52 y 53, literal b) de la ley que establece este tributo.

En otro orden de ideas, existen factores de carácter externo que se deben tomar en cuenta a la hora de realizar los cálculos de los ingresos petroleros. Entre los elementos más significativos en el ámbito internacional y que afectan de manera importante las fluctuaciones de los precios del petróleo, destacan los siguientes: las transacciones especulativas que se realizan con las ventas a futuro de los hidrocarburos en las bolsas de valores mundiales, las expectativas de crecimiento de la demanda de petróleo de los grandes consumidores (China e India, principalmente), la acumulación de inventarios de hidrocarburos y combustibles, la debilidad del dólar frente a otras monedas como el euro, el rezago de la crisis económico financiera que todavía no ha podido ser superada en su totalidad, sobre todo, en países como Grecia, España y Portugal, entre otros, la temporada de huracanes, prevista durante los meses de junio a noviembre y que pueden perjudicar las instalaciones petroleras situadas en el Golfo de México y la inversión en tecnologías que generan fuentes alternativas de energía más económicas y ecológicas, entre otros aspectos.

Una vez considerados todos estos puntos y acatando las decisiones que se toman en las asambleas de la Organización de Países Exportadores de Petróleo (OPEP), en virtud de que Venezuela es miembro de dicho ente, se proyectan las variables volumétrico-financieras que sirven de fundamento a las estimaciones de la contribución fiscal de origen petrolero para el Proyecto de Ley de Presupuesto del ejercicio fiscal 2011, y se prevé que serán similares a las observadas durante el año 2010.

En el siguiente cuadro se muestran los ingresos que la industria petrolera nacional entregará al Fisco Nacional durante el ejercicio fiscal 2011:

**CUADRO N° 5-2**
**INGRESOS PETROLEROS**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolívares)

| CONCEPTOS | MONTO | PARTICIPACIÓN PORCENTUAL |
|---|---|---|
| Impuesto sobre la Renta (ISLR) | 6.721,0 | 14,8 |
| Ingresos del Dominio Petrolero | 34.272,0 | 75,7 |
| Dividendos de Pdvsa, S.A. | 4.300,0 | 9,5 |
| **TOTALES** | **45.293,0** | **100,0** |

**Fuente:** Pdvsa

- ## Ingresos del Sector Minero

Los ingresos fiscales aportados por el sector minero provienen de dos vertientes; en primer lugar, los recursos obtenidos de la actividad del hierro, y en segundo término los recaudados a partir de la explotación de otros minerales, dentro de los que destacan: níquel, carbón, oro y diamante.

Bajo este contexto, la cartera ministerial que tutela la administración del sector minero es el Ministerio del Poder Popular para las Industrias Básicas y Minería (Mibam), a la cual se encuentran adscritos varios organismos descentralizados, resaltando entre ellos, por una parte, la Corporación Venezolana de Guayana (CVG), y por la otra, la Siderúrgica del Orinoco "Alfredo Maneiro" (Sidor).

La CVG agrupa importantes empresas, dentro de las que destacan: CVG Ferrominera del Orinoco, C.A. (FMO), CVG Industria Venezolana del Aluminio C.A. (Venalum), CVG Carbones del Orinoco, C.A. (Carbonorca), CVG Conductores de Aluminio del Caroní, C.A. (Cabelum) y CVG Bauxilum, C.A., entre otras. Asimismo, a partir del 21 de Septiembre del 2010, según lo expresado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.514, se realizarán todos los trámites pertinentes a los fines de materializar el traspaso de la propiedad de las acciones de Refractarios Orinoco, C.A. al Estado venezolano pasando a denominarse Refractarios Socialistas de Venezuela, C.A., empresa que manufacturará piezas de cerámicas requeridas para el recubrimiento de los hornos de Sidor y de las demás empresas básicas que lo demanden.

De igual forma, se incorporará a Sidor la Empresa de Producción Socialista (EPS) Ferresidor, cuya misión es la distribución, a nivel regional, de materiales de construcción fabricados por Sidor, para ser comercializados a precios más accesibles en el mercado nacional, de tal manera que con la apertura de esta EPS, Sidor está cumpliendo con sus planes de expansión hacia todo el país.

Durante el año 2010, las empresas del Estado involucradas con el sector minero vieron mermada su capacidad productiva, en apego al plan nacional de ahorro energético decretado por el Ejecutivo Nacional, con el objeto de atenuar los efectos negativos producidos por el fenómeno climático del Niño. Sin embargo, tras la recuperación del embalse del Guri y posterior levantamiento de la restricción de energía eléctrica para las empresas básicas durante el 2011, el Mibam estima un replanteo de su producción, a fin de cumplir con nuevas metas de fabricación, que le permitan un mayor aporte a la satisfacción de necesidades de materia prima suministrada por las empresas básicas a todo el país.

El Ejecutivo Nacional en el año 2011, prevé un incremento en sus estimaciones de ingresos tanto del hierro como de los otros minerales, esto como consecuencia de los acuerdos económicos suscritos con algunos países Asiáticos y Europeos; es por ello, que como medida alternativa la FMO y Sidor dirigirán sus recursos hacia la adecuación de niveles de producción que permitirán cubrir la demanda, cumpliendo con el principio de sostenibilidad que rige todo proceso productivo eficiente, como es la extracción del hierro y la producción del acero, para lo cual se plantea la consolidación de la Planta de Concentración y la Planta de Trituración Los Barrancos II.

De igual manera, se pretende ejecutar acciones orientadas a la transformación del modelo minero bajo un esquema que contemple lo social, económico, productivo y territorial de manera holística; para ello se estableció como meta a corto plazo la revisión de las políticas que en materia social adelanta el Estado en la región de Guayana, a fin de integrar y potenciar los beneficios con el esfuerzo en conjunto entre el Mibam, los trabajadores y la comunidad en general, para poder así adecuarse al nuevo modelo productivo socialista.

El Mibam, en lo atinente a otros minerales (oro), continuará trabajando en aras de mejorar la situación minera, para ello estima elaborar propuestas para que sea el Banco Central de Venezuela el ente que compre el oro a los mineros artesanales y lo acumule en reservas. También impulsará el desarrollo de la Empresa Minera Nacional en asociación con los pequeños mineros.

Asimismo, el compromiso del Mibam se perfila hacia trabajar de forma conjunta en el seguimiento de la cadena de producción, extracción y comercialización de minerales metálicos y no metálicos y activar un plan nacional para la certificación de sus yacimientos.

Para el ejercicio fiscal 2011, la proyección del aporte al Erario Nacional que provendrá de la actividad de explotación minera, ha sido estimada por el Mibam en la cantidad de Bs. 354,3 millones, monto que incluye los ingresos originados en el sector hierro cuya meta es de Bs. 148,3 millones, y los generados por la explotación de los otros minerales, previstos en Bs. 206,0 millones.

- **Ingresos del Hierro**

  El proceso de apuntalamiento y consolidación de las actividades ferrominera y siderúrgica nacional que ha venido adelantando el Ejecutivo Nacional, dado el carácter estratégico que revisten dichas operaciones, ha traído como consecuencia la integración de las empresas bandera de cada sector, como son la FMO y Sidor, respectivamente. Bajo una visión conjunta de ambos procesos se ha logrado el acercamiento y fortalecimiento de los nexos de trabajo y la armonización de relaciones de la actividad minera, lo cual en definitiva permitirá el óptimo aprovechamiento de esfuerzos mancomunados, que más allá de permitir la cosecha de grandes éxitos empresariales, se reflejará en beneficios para toda la población venezolana, en términos de mayores aportes fiscales a la República.

  El negocio minero ha estado influenciado por factores, endógenos y exógenos, que han desencadenado efectos adversos sobre sus niveles de producción como es el caso de la disminución de la oferta de productos mineros como consecuencia del recorte de consumo eléctrico decretado a principios del año 2010; gracias al rol protagónico ejercido por el Ejecutivo Nacional, se han recuperado tales adversidades mediante la adopción de estrategias y planes capaces de solventar dicha merma.

Dentro de dichas estrategias, se encuentra la firma del convenio de financiamiento del Ejecutivo Nacional, por intermedio del Mibam, con el Banco de Desarrollo de China, específicamente en lo relacionado con el despacho de mineral de hierro, durante el período 2010-2016, incorporando a su vez, a la siderúrgica "Wuhan Iron and Steel Group Corp" (Wisco), empresa mediante la cual se establece la fijación de precios de acuerdo a la referencia internacional establecida entre Brasil y Corea-Japón y no un monto fijo para todo el período de la negociación, esto con el fin de proteger y salvaguardar los intereses de la Nación.

Asimismo, se plantea establecer conjuntamente soluciones dirigidas a mejorar el despacho y recepción del hierro, para ir forjando el camino hacia la integración de los procesos de edificación de la Corporación Socialista del Hierro y del Acero, puesto que mediante la fusión industrial entre FMO y Sidor, se prevé corregir el envío y recepción del mineral del hierro, cuyo éxito dependerá de la participación protagónica de la clase trabajadora de dichas empresas, ya que a raíz de la recuperación de los mercados internacionales, se reactivarán las jornadas continuas de trabajo, a fin de estrechar esfuerzos para incrementar los niveles de producción.

De igual forma, para el año 2011 el Mibam tiene previsto continuar con la aplicación de estrategias orientadas hacia el reordenamiento del sector, algunas de las cuales ya han mostrado sus logros, como fueron los casos de la creación de la Corporación Siderúrgica de Venezuela y la Corporación Socialista del Hierro y el Acero, a fin de utilizar intensivamente el potencial siderúrgico de la región, en el marco del Plan Nacional Simón Bolívar 2007-2013 y el Plan Guayana Socialista 2009-2013.

La meta de recaudación del sector del hierro para el año 2011 que prevé enterar el Mibam al Fisco Nacional se estima en la cantidad de Bs. 148,3 millones, provenientes del impuesto de explotación sobre hierro, cuyo monto será distribuido mensualmente, a efectos de consolidar el flujo de caja de los recursos de la Nación.

- **Ingresos por Otros Minerales**

El territorio nacional posee una gran variedad de yacimientos minerales tales como aluminio (Bauxita), níquel, oro, laterita ferruginosa, carbón, diamante, feldespato, fosfato, cristal de la roca, cuarzo, entre otros. La mayoría de estos recursos minerales se localizan en los estados Bolívar y Amazonas, específicamente los yacimientos de: aluminio, oro y diamante; en otras zonas ubicadas al norte del país existen depósitos de carbón, níquel y arenas, entre otros.

En Venezuela, entre los elementos que agrupan a los otros minerales destacan: níquel, carbón, oro, bauxita y diamante. Los principales yacimientos del níquel se localizan en Loma de Hierro, situada en las cercanías del estado Aragua; de igual forma, existen otras zonas de níquel que se hallan en las proximidades de los estados Cojedes, Guárico y Carabobo. Por su parte, los yacimientos del carbón se ubican en los estados Anzoátegui, Guárico, Falcón, Táchira y su fuente principal se localiza en el estado Zulia en las minas de Guasare. En lo que respecta al oro, sus principales yacimientos se encuentran en el estado Bolívar (Tumeremo, El Callao, El Dorado y el Manteco). En lo que respecta a las fuentes de producción de bauxita se localizan, de igual forma, en el estado Bolívar (Upata, Nuria y Los Pijiguaos); ésta constituye la materia prima para la obtención del aluminio. Finalmente, los yacimientos de fuentes diamantíferas se ubican a lo largo de la cuenca del Caroní, destacándose La Paragua y Urimán.

De acuerdo con lo previsto en el artículo 7 de la Ley de Minas (LM), se establecen las modalidades para el ejercicio de las actividades mineras, que incluye la exploración, explotación y aprovechamiento de los recursos mineros venezolanos, los cuales se harán bajo la figura de concesiones de exploración y explotación, directamente por el Estado o mediante la autorización de explotación para el ejercicio de la pequeña minería.

En este sentido, el Ejecutivo Nacional en la búsqueda de reorganizar e integrar la pequeña minería, a partir del 2010 ha venido implementado una estrategia denominada Plan Caura, cuyo fin es replantear un nuevo ordenamiento territorial, orientado hacia el desarrollo en la región sur del país, particularmente en el estado Bolívar. Dicho plan se espera que en el año 2011 y subsiguientes sea profundizado, ya que se trata de una iniciativa regional sumamente importante que articula una nueva figura de gestión territorial, que son los distritos motores del desarrollo, y que a su vez, va a abrir los espacios para que las nuevas instancias del poder popular que son las comunas y los concejos comunales; también se articulen dentro de la misma línea estratégica, en la cual se pueda ejercer la soberanía del Estado venezolano, así como la transferencia de los beneficios asociados al ciudadano común.

Es de hacer notar que la crisis mundial y sus efectos sobre la economía global, trajo como consecuencia, que a mediados del año 2010, los precios del oro registrasen sustanciales incrementos en los mercados internacionales, esto como medida de protección de los inversionistas, quienes buscaron la optimización de sus portafolios de inversión; por tal motivo, para el año 2011 se estima que dichos precios continúen en franca mejoría, situación que es positiva para Venezuela, por cuanto es considerado un importante poseedor de este valioso recurso.

En este orden de ideas, el BCV mediante el Convenio Cambiario N° 12 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.485 del 11/08/2010, dictó las normas sobre el régimen de comercialización de oro y sus aleaciones; siendo modificados los topes de exportación aurífera, donde las personas naturales o jurídicas autorizadas para comercializar oro, deberán ofrecer obligatoriamente al BCV al menos el 50 por ciento del total de su producción aurífera, originada en el territorio nacional, dentro de cada trimestre calendario.

En lo que respecta a los ingresos por concepto de otros minerales, el Mibam ente gubernamental que tutela la generación de estos importantes recursos, prevé que para el ejercicio fiscal 2011 dichos ingresos asciendan a la cantidad de Bs. 206,0 millones, distribuidos en impuesto de explotación y las ventajas especiales mineras.

El impuesto de explotación se ubica en Bs. 152,5 millones y se encuentra distribuido de la siguiente manera: sobre oro, plata, platino y otros metales asociados a este último Bs. 65,5 millones; sobre diamante y demás piedras preciosas Bs. 0,2 millones y sobre otros minerales Bs. 86,8 millones. Por otra parte, las ventajas especiales mineras se estima aportarán la cantidad Bs. 53,5 millones al total de recursos de la República.

## 5.2.2 De Origen Interno

Durante los últimos años el Ejecutivo Nacional, a través de los entes recaudadores que aportan ingresos fiscales al presupuesto de la Nación, en especial el Seniat, se ha trazado como principal objetivo financiero la reestructuración de las cuentas de recursos que respaldan la gestión del Estado, haciendo énfasis en el logro de una consistente y estable base de ingresos fiscales, que dependa más de la efectiva acción de fiscalización, control y administración de las rentas generadas por el sector interno de la economía, que del variable y voluble comportamiento de la renta petrolera.

Entre los ramos fundamentales del ingreso público del país para el ejercicio económico 2011 se encuentran los tributos de origen interno, primordialmente los que están bajo jurisdicción del Seniat, entre los cuales destacan el ISLR con un aporte de Bs. 30.220,3 millones, la Renta Aduanera con Bs. 9.119,0 millones y el más importante por el volumen de recursos que aporta al presupuesto, el Impuesto al Valor Agregado (IVA) neto, cuya estimación para el Proyecto de Ley de Presupuesto 2011 asciende Bs. 61.366,3 millones.

La recaudación del IVA neto participa en un 37,5 por ciento de los ingresos ordinarios corrientes, lo que le convierte en el principal ramo de recursos para el Tesoro Nacional, incluso por encima de la contribución fiscal petrolera que aportarán al presupuesto las empresas dedicas a la explotación de petróleo, cuya participación en términos del total de ingresos corrientes ordinarios se ubica en 27,7 por ciento. Por otra parte, es significativo resaltar el hecho que el IVA proyectado para el año 2011 representa el 30,1 por ciento del total de recursos de la República, lo que le ubica como el rubro del mayor aporte al financiamiento de la acción del Gobierno Nacional.

Se estima que para el ejercicio económico 2011 los ingresos de origen interno que el Fisco Nacional proyecta recaudar alcancen la cantidad de Bs. 118.051,6 millones, provenientes de impuestos por Bs. 115.947,7 millones, tasas por Bs. 1.251,0 millones, ingresos de la propiedad por Bs. 1,8 millones y otros ingresos por Bs. 851,1 millones. Se prevé que la contribución de este sector al financiamiento del presupuesto de recursos de la República represente el 57,8 por ciento del total de ingresos y fuentes de financiamiento y el 72,1 por ciento de los ingresos corrientes ordinarios.

Conforman parte primordial de estos recursos ordinarios, las rentas administradas por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), las cuales al ubicarse en Bs. 110.060,8 millones, participan en un 67,2 por ciento de los ingresos corrientes ordinarios y un 53,9 por ciento de la totalidad de recursos presupuestados para la República en el Proyecto de Ley de Presupuesto 2011; esos porcentajes de participación son indicativos de la importancia de estos recursos en el financiamiento de los distintos proyectos nacionales de relevante importancia para la población.

El Seniat como ente responsable de la administración de las principales rentas de origen no petrolero del país, acatando y siguiendo las instrucciones impartidas por el Presidente de la República Bolivariana de Venezuela en cuanto a la revisión, rectificación y reimpulso del sistema aduanero y tributario, con la finalidad de construir las condiciones institucionales básicas necesarias que permitan avanzar en el desarrollo del Primer Plan Socialista 2007-2013 y respondiendo a los objetivos estratégicos de la Nación, se plantea para el ejercicio fiscal 2011 la ejecución de importantes proyectos, entre los cuales destacan el desarrollo y puesta en marcha del sistema aduanero y tributario socialista y el proyecto modernización Seniat III, concebidos con la finalidad de continuar reforzando e intensificando el fortalecimiento de la gestión y control fiscal, a través de normas en materia tributaria que hagan más transparente la administración y recaudación de los ingresos tributarios que permitan reducir efectivamente los índices de evasión fiscal y por ende consolidar a futuro el sistema de finanzas públicas financiado principalmente por los recursos emanados del sector productivo interno del país.

Se describen a continuación los diversos conceptos que conforman los ingresos corrientes ordinarios que se derivan de las actividades desarrolladas en el sector interno de la economía.

- **Impuestos**

  El Ejecutivo Nacional prevé que la recaudación proveniente de este concepto represente el 56,8 por ciento del total de recursos fiscales de la República, al estimar para el Proyecto de Ley de Presupuesto 2011 la cantidad de Bs. 115.947,7 millones. A continuación se detallan los tributos que constituyen esta categoría fiscal:

**CUADRO N° 5-3**
**IMPUESTOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolivares)

| CONCEPTOS | RECAUDACIÓN |
|---|---|
| Impuesto sobre la Renta Otras Actividades 1/ | 30.220,3 |
| Impuesto al Valor Agregado (Neto) | 61.366,3 |
| Impuestos de Importación | 8.547,1 |
| Impuestos de Licores | 2.560,0 |
| Impuestos de Cigarrillos | 6.247,8 |
| Impuesto al Consumo de Gasolina y Otros Derivados del Petróleo | 3.950,4 |
| Impuestos Varios | 3.055,8 |
| **TOTAL** | 115.947,7 |

1/ Incluye ISLR a otras personas jurídicas y personas naturales
**Fuente:** Seniat, Conatel y Pdvsa.

**Gráfico N° 5-2**
**Distribución porcentual de la Recaudación por Impuestos**
Año 2011


Impuesto al consumo de gasolina y otros derivados del petróleo
3,4%
Impuestos de cigarrillos
5,4%
Impuestos varios
2,6%
Impuestos de licores
2,2%
Impuestos de importación
7,4%
ISLR otras actividades
28,1%
IVA (Neto)
52,9%

- **Impuesto sobre la Renta Otras Actividades**

Para el Proyecto de Ley de Presupuesto 2011 se estima que por este concepto de ingresos el Tesoro Nacional recaude la cantidad de Bs. 30.220,3 millones, lo que representa el 14,8 por ciento del total de recursos de la República. El ISLR otras actividades estará constituido por Bs. 23.476,2 millones provenientes del gravamen establecido a otras personas jurídicas distintas al sector petrolero y minero del país y Bs. 6.744,1 millones del ISLR determinado para las personas naturales, según la Ley de Impuesto sobre la renta (Lislr).

El Impuesto sobre la Renta (ISLR) es un tributo directo de carácter nacional, aplicado sobre las ganancias obtenidas durante el año fiscal, que se cancela al Estado a través del Seniat, ente responsable de su recaudación y administración, tal como lo señala el artículo 1 de la Ley de Impuesto sobre la Renta publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.628, vigente desde el 16/02/07. Dicho artículo también establece que causarán impuestos los enriquecimientos anuales, netos y disponibles obtenidos en dinero o en especies. Salvo que la Ley disponga lo contrario, pagará impuestos sobre sus rentas de cualquier origen, toda persona natural o jurídica, residente o domiciliada en el país, sea que la fuente de sus ingresos esté situada dentro o fuera del país. De igual forma, cancelarán este tributo las personas naturales o jurídicas no residentes o no domiciliadas, siempre que la fuente de sus enriquecimientos esté u ocurra dentro del país, aunque no tengan establecimiento permanente o base fija en el Territorio Nacional. También están sujetas al pago de este impuesto las personas naturales o jurídicas domiciliadas o residenciadas en el extranjero que tengan un establecimiento permanente o una base fija en el país; tributarán exclusivamente por los ingresos de fuente nacional o extranjera atribuibles a dicho establecimiento permanente o base fija. Las tarifas establecidas para el pago de este tributo, quedan indicadas en los artículos 50 y 52 de la ley, tarifa N° 1 para personas naturales y tarifa N° 2 para las compañías anónimas y contribuyentes asociados a éstas.

El Seniat, en calidad de ente responsable de la administración, recaudación y control del ISLR estima para el ejercicio económico 2011 dar continuidad y seguimiento al redimensionado Plan Evasión Cero, haciendo especial énfasis en los procesos de fiscalización y recaudación, efectuando estudios para ampliar la base de declarantes que permita promover la mejora de la distribución equitativa de las cargas fiscales entre los diversos grupos económicos y sociales, acelerando la revisión pendiente de las causales de desgravámenes en las declaraciones de rentas, fomentando el uso de mecanismos de liberación, suspensión y devoluciones que permitan atenuar la carga fiscal sobre los grupos sociales de mayor grado de exclusión, aplicando el plan de reestructuración de los programas de exhortación al pago voluntario con énfasis en los sectores más productivos, verificando los deberes tributarios formales y reiniciando los procesos de fiscalización por sectores, especialmente el dirigido al sector comercio, haciendo que contribuyan en mayor cuantía al financiamiento del presupuesto de recursos de la Nación.

Seguidamente se muestra la recaudación registrada por esta renta para el periodo 2006-2010 y lo que se estima percibir por este tributo durante el ejercicio fiscal 2011.

**CUADRO N° 5-4**
**IMPUESTO SOBRE LA RENTA-OTRAS ACTIVIDADES 1/**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**
**AÑOS 2006-2011**

| AÑOS | RECAUDACIÓN |
|---|---:|
| 2006 | 11.863,5 |
| 2007 | 16.648,5 |
| 2008(*) | 21.797,9 |
| 2009(*) | 26.129,5 |
| 2010 (*) | 27.208,6 |
| 2011(**) | 30.220,3 |

(*) Cifras provisionales
(**) Cifras estimadas
1/ Incluye ISLR a otras personas jurídicas y a personas naturales
**Fuente:** Seniat y ONT

En el siguiente gráfico puede apreciarse la tendencia creciente que ha experimentado la recaudación de este impuesto durante el periodo en estudio y lo que se espera ingresará al Tesoro Nacional por este rubro para el año 2011.

**Gráfico N° 5-3**
**Impuesto Sobre la Renta Otras Actividades**
(Millones de Bolívares)
Años 2006-2011


30.000
27.000
24.000
21.000
18.000
15.000
12.000
9.000
6.000
3.000
0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años

- **Impuesto al Valor Agregado (Neto)**

Por Impuesto al Valor Agregado (Neto) el Ejecutivo Nacional espera recaudar para el ejercicio económico 2011 la cantidad de Bs. 61.366,3 millones, lo que significa el 30,1 por ciento del total de ingresos y fuentes de financiamiento y el 37,5 por ciento de los ingresos corrientes ordinarios. El monto neto a recaudar previsto en el Proyecto de Ley de Presupuesto, resulta de deducir los Certificados Especiales de Reintegros Tributarios (CERT) a causar durante el ejercicio fiscal 2011 (Bs. 215,4 millones) al total de IVA bruto.

Los CERT son títulos negociables emitidos por la República en forma electrónica, a través del Ministerio del Poder Popular para Planificación y Finanzas, con la finalidad de que los contribuyentes ordinarios que realicen exportaciones de bienes o servicios de producción nacional, puedan ejercer su derecho de recuperar los créditos fiscales; tal como lo señala el articulo 43 de la Ley del IVA, los mismos podrán ser utilizados por los contribuyentes para el pago de tributos nacionales.

Para el Proyecto de Ley de Presupuesto 2011 el Seniat estimo la cantidad de Bs. 61.581,7 millones por IVA bruto, el cual incluye Bs. 10.483,3 millones provenientes de la aplicación del IVA al sector importador de bienes y servicios y Bs. 51.098,4 millones derivados del IVA establecido a la producción interna de la economía, a nivel de mayoristas.

Por ser el IVA un tributo real, indirecto y de efectiva recaudación, es considerado por el Fisco como el impuesto de mayor preponderancia dentro del torrente de recursos fiscales de origen no petrolero. Este impuesto es calificado como el mejor exponente de los impuestos indirectos ya que se aplica sobre el consumo, como manifestación indirecta de la capacidad económica de los contribuyentes, además de aplicarse a las entregas de bienes y prestaciones de servicios efectuadas por empresarios y profesionales, las adquisiciones intracomunitarias y las importaciones de bienes, es decir, este tributo es financiado por el consumidor final como un porcentaje adicional agregado al precio final de cualquier bien real e indirecto o servicio, exceptuando los establecidos por ley o decreto.

El Seniat como ente responsable de la administración de este tributo, proyectó el monto a recaudar por este impuesto en base a una alícuota de 12,0 por ciento, siguiendo los lineamientos establecidos en la Ley de Reforma Parcial de la Ley de Presupuesto para el ejercicio fiscal 2009 publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.147 de fecha 26/03/09.

Continúan en vigencia para el año 2011, las tarifas de recaudación señaladas en el articulo 27 de la Ley donde se índica una alícuota de impositiva del cero por ciento (0,0%) aplicable a las ventas de exportación de bienes muebles y a las exportaciones de servicios; así como una alícuota de cero por ciento (0,0%) determinada para las ventas de hidrocarburos naturales efectuadas por las empresas mixtas. De igual forma continua la aplicación de una alícuota adicional del diez por ciento (10,0%) a las ventas u operaciones asimiladas a venta y las importaciones, habituales o no, de los bienes de consumo suntuario que se indican a continuación: vehículos o automóviles de paseo o rústicos cuyo costo sea superior a US$ 30.000,0; motocicletas de cilindradas superiores a quinientos centímetros cúbicos (500 cc), máquinas de juegos, helicópteros, aviones, avionetas y demás aeronaves de uso recreativo o deportivo, toros de lidia, caballos de paso, caviar, joyas con piedras preciosas, así como también la tasa diferencial de ocho por ciento (8,0 %) aplicable a algunas operaciones de importación y venta de bienes y servicios establecidas en la ley vigente, tal como lo determina el artículo 63.

Se mantiene de igual modo, para el ejercicio fiscal 2011 el listado de bienes exentos que se señalan en el artículo 18 de la Ley, asimismo las exoneraciones del pago del IVA a algunos bienes y servicios, cuyo uso resulta de relevante importancia para la población como las relativas al Programa de Transporte Público de Personas, la exoneración a la prestación de servicios independientes necesarios para la ejecución de proyectos de construcción o rehabilitación de obras viales, a las operaciones de importaciones definitivas de los bienes muebles corporales destinados exclusivamente para el Plan de Emergencia en Vivienda y Hábitat; asimismo, continúan exoneradas las importaciones definitivas de los bienes corporales destinados para la construcción de viviendas e infraestructura en el país (Convenio Belarusia-Venezuela), entre otros.

Seguidamente se muestra el cuadro correspondiente a la recaudación del IVA durante el período 2006-2010 y lo que se contemplará por este impuesto en el Proyecto de Ley de Presupuesto 2011; de igual modo se presenta un gráfico que demuestra el crecimiento sostenido que ha experimentado la recaudación de esta renta en los últimos años.

CUADRO N° 5-5
IMPUESTO AL VALOR AGREGADO (NETO)
PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)
AÑOS 2006-2011

| AÑOS | RECAUDACIÓN |
|---|---|
| 2006 | 25.298,1 |
| 2007 | 27.563,7 |
| 2008(*) | 31.396,2 |
| 2009(*) | 41.627,8 |
| 2010(*) | 51.617,1 |
| 2011 (**) | 61.366,3 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Seniat y ONT

**Gráfico N° 5-4**
**Impuesto al Valor Agregado (Neto)**
(Millones de Bolívares)
Años 2006-2011


70.000,0
60.000,0
50.000,0
40.000,0
30.000,0
20.000,0
10.000,0
0,0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años

- **Impuestos de Importación**

Por concepto de impuestos de importación se estima ingresará al Tesoro Nacional durante el año 2011 la cantidad de Bs. 8.547,1 millones, lo que constituye el 4,2 por ciento de la totalidad de recursos de la República y el 5,2 por ciento de los ingresos corrientes ordinarios. Conforman este rubro de ingresos el impuesto de importación ordinario, de bultos postales y el impuesto interno por la importación de alcoholes y bebidas alcohólicas, tributos que tienen su origen en el momento de la nacionalización de las mercancías clasificadas como de importación, las cuales son introducidas al territorio nacional por vía marítima, fluvial, aérea, terrestre o por correo a través de bultos postales.

Para el ejercicio económico 2011 el Seniat, en concordancia con las políticas, lineamientos y directrices emanados del Ministerio del Poder Popular de Planificación y Finanzas, estima la ejecución de los Proyectos Sistema Aduanero Socialista en su Primera Fase y Modernización Seniat III, que tienen por finalidad, el primero, transformar el control aduanero, trascendiendo el control de los ingresos tributarios hacia la protección de áreas estratégicas de la Nación, y el segundo, modernizar los sistemas normativos y operativos de las gestiones de aduanas, mediante la capacitación del recurso humano y la implantación de nuevas infraestructuras físicas y tecnológicas, optimizando el uso de las herramientas, sistemas y aplicaciones informáticas en beneficio del control aduanero, formando e incorporando de manera progresiva a las comunidades organizadas en la actividad aduanera para la prestación de servicios de intermediación a manera de fortalecer su actuación contralora y finalmente profundizando los mecanismos de control inmediato de la carga y la actualización de los auxiliares de la administración aduanera.

Con el propósito de otorgar continuidad al proceso de modernización de las aduanas nacionales, el Ejecutivo Nacional implementa en primera fase, en la aduana principal de la Guaira, la nueva versión del Sistema Aduanero Automatizado (SiduneaWorld), tal como lo establece la providencia publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.507, de fecha 10/09/2010, en la cual se describe este sistema como una herramienta tecnológica para el registro, intercambio y procesamiento de la información, para el trámite y control de la llegada, almacenamiento, introducción, permanencia y extracción de mercancías objeto de tráfico internacional.

Con respecto a este tributo establecido para el sector importador de la economía, el Ejecutivo Nacional prevé mantener el cumplimiento de la legislación vigente y el continuo mejoramiento de los procesos aduaneros, con la finalidad de alcanzar la completa erradicación del contrabando (Plan Contrabando Cero), la falsificación de información, la piratería, el fraude comercial, el narcotráfico y los ilícitos aduaneros que afectan el normal desenvolvimiento de la economía; asimismo, estima incrementar la recaudación tributaria asociada a las actividades de este sector, permitiendo el seguimiento automatizado de las operaciones aduaneras y el control efectivo de la recaudación de recursos provenientes de las importaciones, mediante incentivos que beneficien al declarante, al optimizar los tiempos y recursos del sistema aduanero, evitando la evasión y permitiendo el correcto cobro de los respectivos impuestos.

La recaudación registrada por esta renta en los últimos cinco años y lo que se proyecta ingresará por la misma para el año 2011, se aprecian en la tabla y gráfico que se presenta a continuación:

CUADRO N° 5-6
IMPUESTOS DE IMPORTACIÓN
PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)
AÑOS 2006-2011

| AÑOS | RECAUDACIÓN |
|---|---|
| 2006 | 5.507,4 |
| 2007 | 8.284,4 |
| 2008(*) | 7.267,0 |
| 2009(*) | 5.914,0 |
| 2010(*) | 7.338,7 |
| 2011(**) | 8.547,1 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Seniat y ONT

**Gráfico N° 5-5**
**Impuestos de Importación**
(Millones de Bolívares)
Años 2006-2011


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años

- **Impuestos de Licores**

El Seniat como ente tutelar encargado de la administración y recaudación de esta renta, de acuerdo a lo establecido en el artículo 1 de la Ley de reforma parcial de la Ley de Impuesto Sobre Alcohol y Especies Alcohólicas (Lisaea) publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.852 Ext., de fecha 05/10/2007, donde se señala que se aplicará la tarifa de este impuesto a la producción nacional o importada de alcohol etílico y especies alcohólicas destinadas, al consumo en el país, ha estimado que por concepto de la misma ingresarán a la Oficina Nacional del Tesoro (ONT) para el ejercicio fiscal 2011 la cantidad de Bs. 2.560,0 millones, lo que representa el 1,6 por ciento de los ingresos corrientes ordinarios y el 1,2 por ciento del total de ingresos y fuentes de financiamiento del presupuesto de la Nación.

De igual modo, forman parte de la base de cálculo de este gravamen, un impuesto al Precio de Venta al Público y un impuesto específico; y tal como la establece la Ley, las alícuotas podrán aumentar o disminuir hasta en 50,0 por ciento de acuerdo a lo señalado por el Ejecutivo Nacional en la Ley de Presupuesto Anual.

Como se señala en el Título II, Capítulo I de esta Ley, se detallan a continuación las tarifas establecidas para cada una de las especies alcohólicas de origen nacional o importado:

Artículo 11. "El impuesto sobre el alcohol etílico de producción nacional será de 0,009 de unidad tributaria por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto sobre especies alcohólicas de producción nacional obtenidas por destilación o por la preparación de productos destilados, será de 0,0135 unidades tributarias por cada litro de alcohol que contenga referidos a cien grados de Gay-Lussac (100° G.L.). El impuesto único sobre especies alcohólicas de producción nacional, obtenidas de manera artesanal, será de 0,0054 unidades tributarias por cada litro".

Artículo 12. "El impuesto sobre cerveza nacional será de 0,0006 de unidad tributaria por litro. Las bebidas preparadas a base de cerveza quedan sujetas al impuesto que establece el artículo 11 de esta ley. Los productos de la malta y sus similares que tengan contenido alcohólico hasta un grado de Gay-Lussac (1° G.L.), no estarán gravados conforme a esta Ley".

Artículo 13. "El vino de producción obtenido por la fermentación alcohólica total o parcial del jugo del mosto de la uva u otras frutas, pagará un impuesto de 0,00015 de unidad tributaria por litro cuando su graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.). Asimismo, pagarán un impuesto de 0,00015 de unidad tributaria por litro, las mistelas elaboradas por fermentación y la sangría sin adición de alcohol. Los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, pagarán un impuesto de 0,009 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.). El impuesto a los vinos licorosos o compuestos y las sangrías adicionales de alcohol, de producción nacional, obtenidas de manera artesanal, será de 0,0018 de unidad tributaria".

Artículo 14. "El alcohol etílico y especies alcohólicas que se importen pagarán los siguientes impuestos:

1. Ron y aguardiente provenientes de la caña de azúcar, el 0,012 de unidad tributaria por litro.

2. Licores amargos, secos y dulces, y otras bebidas no especificadas a base de preparaciones de productos provenientes de fermentación, el 0,0153 de unidad tributaria por litro.

3. Brandy, coñac, güisqui (whisky), ginebra y otras bebidas alcohólicas no provenientes de la caña, no especificadas, el 0,102 de unidad tributaria por litro.

4. Alcohol etílico, el 0,018 de unidad tributaria por litro, referido a cien grados de de Gay-Lussac (100° G.L.)

5. Cerveza, el 0,0025 de unidades tributarias por litro.

6. Vino obtenido por la fermentación alcohólica del jugo o del mosto de uva, cuya graduación alcohólica no exceda de catorce grados de Gay-Lussac (14° G.L.), el 0,00045 de unidad tributaria por litro.

7. Los vinos cuya graduación alcohólica sobrepasa de catorce grados de Gay-Lussac (14° G.L.), el 0,0025 de unidad tributaria por litro.

8. Vinos obtenidos por la fermentación de la pera o manzana, denominados sidra, de graduación alcohólica inferior a 7 grados Gay-Lussac (7° G.L.), 0,00045 unidades tributarias por litro.

9. Las materias primas alcohólicas destinadas a la elaboración de bebidas alcohólicas, el 0,003 de unidad tributaria por cada litro de alcohol que contenga referido a cien grados de Gay-Lussac (100° G.L.)".

Asimismo, el artículo 18 de esta ley contempla que sobre el expendio al público de especies alcohólicas nacionales o importadas, se aplicará un impuesto establecido en 0,00005 de unidad tributaria para la cerveza y en 0,0001 de unidad tributaria para las demás especies alcohólicas por litro, salvo lo previsto en el artículo 16 de la Ley. Se exceptúan de este impuesto los vinos naturales y mistelas de producción nacional. Este impuesto será pagado por los productores o importadores en el momento de la expedición de la especie alcohólica de los establecimientos productores o su retiro de las Aduanas.

Artículo 19. "Además de los impuestos anteriormente establecidos, las bebidas alcohólicas de procedencia nacional o importadas, quedan sujetas al pago de un impuesto equivalente a la cantidad que resulte de aplicar los siguientes porcentajes sobre su precio de venta al público: 15,0 por ciento para cerveza y vinos naturales y 20,0 por ciento para otras bebidas hasta cincuenta grados Gay-Lussac (50° G.L.)"

El Ejecutivo Nacional prevé que para el ejercicio fiscal 2011, continúe incrementándose la recaudación proveniente de esta renta de origen no petrolero, producto de los firmes y persistentes operativos de fiscalización de los expendios de licores del país, en los que se continuarán ejecutando medidas de carácter tributario que permitan verificar el cumplimiento de los deberes formales que dichos establecimientos deberán cumplir ante la administración tributaria. Con estas acciones y aunado a la profundización de la fiscalización, el Estado avanza en el proceso de erradicación de la comercialización irregular de especies alcohólicas por parte de personas no autorizadas, lo que contraviene las disposiciones legales y reglamentarias en la materia, ocasiona competencia desleal y genera un incalculable daño social y perjuicio al Fisco Nacional, en términos de su financiamiento.

La tendencia creciente que ha experimentado esta renta en los últimos 5 años, puede apreciarse en el cuadro y gráfico que se presentan a continuación, de igual forma lo que el Fisco prevé recaudar por este tributo para el ejercicio fiscal 2011.

**CUADRO N° 5-7**
**IMPUESTOS DE LICORES**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**
**AÑOS 2006-2011**

| AÑOS | RECAUDACIÓN |
|---|---|
| 2006 | 669,9 |
| 2007 | 1.074.3 |
| 2008(*) | 1.291,2 |
| 2009(*) | 1.764,7 |
| 2010(*) | 1.952,2 |
| 2011(**) | 2.560,0 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Seniat y ONT

**Gráfico N° 5-6**
**Impuestos de Licores**
(Millones de Bolívares)
Años 2006-2011


3.000
2.500
2.000
1.500
1.000
500
0
Millones de Bolivares
2006
2007
2008
2009
2010
2011
Años

- **Impuesto de Cigarrillos**

Se estima que para el ejercicio económico 2011 ingresen a la Nación por concepto de impuesto de cigarrillos la cantidad de Bs. 6.247,8 millones; dicho monto participa en un 3,8 por ciento de los ingresos corrientes ordinarios y representa el 3,1 por ciento del total de recursos fiscales presupuestados para la República en el Proyecto de Ley de Presupuesto. La proyección de este tributo fue elaborada por el Seniat tomando en cuenta la alícuota señalada en el artículo 2 de la Ley correspondiente al pago de este tributo, la cual se establece en 70,0 por ciento del precio de venta al público de la especie, así como también en los ajustes al precio de venta al público (PVP) de las cajetillas de cigarrillos. De igual modo, son tomadas en consideración al momento de realizar la proyección de este impuesto, las exoneraciones totales o parciales del pago del mismo aplicado al tabaco de producción nacional elaborado por la pequeña industria, siempre y cuando se cumplan los requerimientos exigidos previamente, tal como se índica en el parágrafo único del artículo 2.

Son afectados por el pago de este impuesto los fabricantes o importadores de cigarrillos, tabacos y picaduras para fumar, y se aplica al precio de venta al público de los mismos, gravamen que se causa al ser producida la especie y se hace exigible al ser retirada de los establecimientos productores. Asimismo, señala el articulo 1, Decreto N° 5.619 de la Ley de Reforma Parcial de la Ley de Impuesto Sobre Cigarrillos y Manufacturas de Tabaco publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N°.852 Ext., de fecha 05/10/2007, que será el Ejecutivo Nacional, el responsable de fijar el precio de venta de las especies y de elevar hasta un tercio la alícuota del impuesto en ella prevista. De igual forma, se establece en el artículo 4, que serán gravados por este impuesto los productos de esta especie dirigidos a zonas francas, puertos libres u otros territorios sujetos a régimen especial.

El sostenido crecimiento reportado por la recaudación de este impuesto se debe principalmente, a la estricta aplicación de los programas de fiscalización y control de la evasión por parte del Seniat, el cual siguiendo los lineamientos de los Planes Evasión Cero y Contrabando Cero, continúa ejecutando procesos de fiscalización a fondo de las principales empresas tabacaleras del país, acción llevada a cabo con la finalidad de verificar el correcto cumplimiento de los deberes tributarios formales y la cancelación real y efectiva del impuesto sobre tabacos y cigarrillos.

El impuesto de cigarrillos, además de ser un ramo de ingresos fiscales para el Gobierno, constituye uno de los instrumentos fiscales más efectivos para disminuir el consumo de este producto, lo que genera, a nivel social, grandes beneficios en el ámbito de la salud.

Puede apreciarse en el cuadro y gráfico que se muestran a continuación el rendimiento generado por este impuesto durante el período 2006-2010 y lo que el Seniat prevé aportar por el mismo al Proyecto de Ley de Presupuesto 2011:

CUADRO 5-8
IMPUESTO DE CIGARRILLOS

PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)
AÑOS 2006-2011

| AÑOS | RECAUDACIÓN |
|---|---|
| 2006 | 931,9 |
| 2007 | 1.365,7 |
| 2008(*) | 3.246,5 |
| 2009(*) | 4.204,3 |
| 2010(*) | 5.370,9 |
| 2011(**) | 6.247,8 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Seniat y ONT

**Gráfico N° 5-7**
**Impuesto de Cigarrillos**
(Millones de Bolívares)
Años 2006-2011


7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años

- **Impuesto al Consumo de las Gasolinas y Otros Productos Derivados del Petróleo**

De acuerdo a lo establecido en Ley Orgánica de Hidrocarburos (LOH), marco legal del impuesto al consumo de gasolinas y otros derivados del petróleo, el Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011 contiene la proyección de estos recursos por la cantidad de Bs. 3.950,4 millones, desagregados de la siguiente manera: Bs. 502,7 millones corresponden al impuesto al consumo general de las gasolinas, Bs. 3.410,4 millones al impuesto al consumo general de otros derivados del petróleo, Bs. 4,4 millones se derivan del impuesto al consumo propio de gasolina y Bs. 32,9 millones proceden del impuesto al consumo propio de otros derivados del petróleo.

Los numerales 2 y 3 del artículo 48 de la LOH determinan las tarifas que se aplicarán al consumo de los derivados del hidrocarburo. En este sentido, el numeral 2 del artículo mencionado es la base para la estimación del impuesto de consumo propio y fija una tarifa del 10,0 por ciento del valor de los productos derivados del petróleo producidos y consumidos como combustible en las operaciones propias y calculados sobre el precio de venta al consumidor final. Asimismo, el numeral 3 de dicho artículo hace referencia al impuesto de consumo general, cuya alícuota debe estar entre 30,0 por ciento y 50,0 por ciento del precio de venta al consumidor final, por cada litro de producto vendido en el mercado interno y debe fijarse, anualmente, en la Ley de Presupuesto. Para el año 2011, la misma será de 30,0 por ciento.

En Venezuela se comercializan dos tipos de combustible automotor: la gasolina sin plomo de 91 octanos y la de 95 octanos. En el caso de los derivados del petróleo, los productos que se venden son el diesel, el fuel oil, el kerosén, el asfalto, las parafinas, los aceites lubricantes, entre otros. Los derivados que se manufacturan en el país cumplen con los estándares de calidad y con los tratados establecidos a nivel internacional que persiguen la disminución de las emisiones de gases contaminantes, de manera de lograr un ambiente más limpio y, consecuentemente, mejoras en la salud de la población. En la búsqueda por lograr mejores condiciones ambientales y de salud para los venezolanos, el Gobierno Nacional lanzará el programa "Mi carro a gas" que permitirá convertir a gas los automóviles que usan gasolina como combustible, en virtud de que es un producto no contaminante y menos peligroso. Como incentivo a la población, la conversión se hará de manera gratuita, además de que la utilización del gas aumenta la vida útil del motor, mantiene las bujías limpias por más tiempo y los lubricantes tienen mayor duración. Adicionalmente, en la medida en que se utilice menos gasolina, habrá más disponibilidades para la exportación, lo cual significaría ingresos adicionales en divisas.

Se debe destacar que la República, con la finalidad de beneficiar a las comunidades venezolanas en lo que a materia de transporte terrestre se refiere, ha concedido subsidios al consumo de la gasolina y del diesel, los cuales se destinan al financiamiento de los siguientes proyectos: sistema de control de cargas, mejoramiento de las unidades de transporte colectivo, Vivex–VAO, pasaje preferencial estudiantil, transportes masivos, y programa nacional de transporte urbano. La Fundación Fondo Nacional de Transporte Urbano (Fontur) es el organismo que administra estos recursos, a través de la figura del fideicomiso. Estas subvenciones se descuentan de las estimaciones del impuesto de consumo general de gasolina y diesel que se calculan en términos brutos.

El siguiente cuadro estadístico muestra el comportamiento observado por la recaudación de los impuestos al consumo de gasolinas y derivados del petróleo durante el período 2006–2010; asimismo, señala los recursos previstos en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011:

CUADRO N° 5-9
IMPUESTO AL CONSUMO DE GASOLINAS Y OTROS DERIVADOS DEL PETRÓLEO
PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)
AÑOS 2006-2011

| AÑOS | IMPUESTO AL CONSUMO GENERAL | | IMPUESTO AL CONSUMO PROPIO | | TOTAL IMPUESTO AL CONSUMO |
|---|---|---|---|---|---|
| | GASOLINA | OTROS DERIVADOS | GASOLINA | OTROS DERIVADOS | GASOLINA Y OTROS DERIVADOS |
| 2006 | 168,4 | 571,3 | 10,0 | 9,5 | 759,2 |
| 2007 | 156,8 | 541,9 | 2,3 | 2,9 | 703,9 |
| 2008(*) | 192,5 | 965,5 | 0,3 | 15,6 | 1.173,9 |
| 2009(*) | 172,8 | 564,2 | 0,2 | 18,7 | 755,9 |
| 2010(*) | 263,6 | 793,0 | 2,0 | 15,0 | 1.073,6 |
| 2011(**) | 502,7 | 3.410,4 | 4,4 | 32,9 | 3.950,4 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Pdvsa, y ONT

**Gráfico N° 5-8**
**Impuesto al Consumo de Gasolinas y Otros Derivados del Petróleo**
(Millones de Bolívares)
Años 2006-2011


4.000,0
3.500,0
3.000,0
2.500,0
2.000,0
1.500,0
1.000,0
500,0
0,0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años
Otros Derivados
Gasolina

- **Impuestos Varios**

Durante el ejercicio fiscal 2011 las expectativas de recaudación por concepto del resto de tributos ascienden a la cantidad de Bs. 3.055,8 millones. En dicho total se incluyen: el Impuesto de Telecomunicaciones (Bs. 2.568,7 millones), el Impuesto sobre Sucesiones, Donaciones y demás Ramos Conexos (Bs. 216,3 millones) y el Impuesto a las Actividades de Juegos de Envite o Azar (Bs. 270,8 millones).

El impuesto de telecomunicaciones, es recaudado por la Comisión Nacional de Telecomunicaciones (Conatel), organismo oficial encargado de administrar y regular el espectro radio eléctrico; esta actividad se encuentra regida por la Ley Orgánica de Telecomunicaciones (Lotel) vigente desde el año 1999. Es de hacer notar, que Conatel estuvo adscrito hasta junio del 2010 al Ministerio del Poder Popular para las Obras Públicas y Viviendas (Mppopvi), ente ministerial que fue suprimido de acuerdo a lo indicado en el Decreto N° 7.513 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.451 de fecha 22/06/2010; en consecuencia es absorbido por el naciente Ministerio del Poder Popular para Transporte y Comunicaciones (Mpptc), para finalmente formar parte de la Vicepresidencia de la República, a partir de agosto de 2010, en atención a lo establecido en el Decreto N° 7.588 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.479 del 03/08/2010.

El cambio de ente de adscripción de Conatel, obedeció a que dado el carácter estratégico que poseen las telecomunicaciones para el mantenimiento de la democracia venezolana y para garantizar la estabilidad política del país, Conatel debía tener una adscripción de más alto nivel. El Ejecutivo Nacional, cumpliendo con los fines del Estado que le han sido conferidos, ha adoptado una estructura organizativa ajustada a las nuevas políticas de orden social que demanda la actualidad venezolana.

Asimismo en el año 2011, Conatel orientará sus esfuerzos con el objeto de darle continuidad a una intensa gestión fiscalizadora mediante las actividades de inspección, comprobación y verificación técnica a los operadores y prestadores de servicios vinculados con las telecomunicaciones; de igual forma, se prevé profundizar la democratización del acceso a las comunicaciones a nivel nacional.

En Venezuela, las telecomunicaciones han experimentado un vertiginoso crecimiento que además de traducirse en un mayor acceso de toda la población a los distintos servicios de valor agregado, televisión por cable, telefonía celular y fija, entre otros, le ha hecho constituirse en un ramo de recursos dentro del financiamiento del presupuesto nacional cada día más importante.

En este sentido, para el año 2011, Conatel prevé aportar al presupuesto de recursos de la Nación Bs. 2.568,7 millones por concepto de impuesto de telecomunicaciones, distribuidos en recaudaciones trimestrales. Para el primer trimestre Bs. 625,7 millones, para el segundo trimestre Bs. 626,1 millones y en el tercer y cuarto trimestre Bs. 654,9 millones y Bs. 662,0 millones, respectivamente.

El aporte al Fisco Nacional por parte de sector de las telecomunicaciones, se sustenta en gran medida en la encomiable labor que desde su creación hasta los actuales momentos ha llevado adelante Conatel, organismo que ha enfocado sus esfuerzos para brindarle a este sector un marco normativo moderno, que le permita adaptarse al desarrollo que ha experimentado en los últimos años y que plantea nuevos retos cónsonos con los cambios, producto de la globalización.

Con respecto al Impuesto sobre Sucesiones, Donaciones y demás Ramos Conexos, el Seniat que es el ente encargado de su recaudación, estima que para el ejercicio económico financiero 2011 se recaudará la cantidad de Bs. 216,3 millones.

La naturaleza jurídica de este impuesto encuentra sustento en la Ley de Impuesto sobre Sucesiones, Donaciones y Demás Ramos Conexos (Lissdrc), donde se prevé que la declaración sucesoral deberán realizarla los herederos y legatarios, o cualquiera de ellos, y será presentada dentro de los ciento ochenta días siguientes a la apertura de la sucesión (contados a partir de la muerte del causante) una declaración jurada del patrimonio, en atención a lo previsto en el artículo 27 y 28 de la Lissdrc, a los fines de la liquidación del impuesto.

Dicha declaración debe contener en detalle todos y cada uno de los elementos que forman el activo y el pasivo patrimonial, con indicación de su valor y demás características identificadoras incluyendo bienes y derechos exentos, exonerados o desgravados; así como los demás datos necesarios para determinar la cuota líquida y la carga fiscal correspondiente a cada heredero o legatario. El gravamen de este impuesto varía de acuerdo con el monto de la herencia y el grado de parentesco con el deudo.

Con respecto al impuesto por donaciones, según el artículo 57 de la citada Ley, están obligados a cancelar el impuesto para herencias y legados, los beneficiarios de donaciones que se hagan sobre los bienes (muebles e inmuebles), derechos o acciones situados en territorio venezolano.

De acuerdo a lo anterior, este impuesto, como todo tributo nacional, debe ser liquidado, por intermedio de la gestión administrativa del Seniat, ante las oficinas receptoras de fondos nacionales, las cuales están llamadas a percibir todos los recursos de la República en representación del Ejecutivo Nacional.

El Seniat estima, que la recaudación por este tributo se verá reforzada mediante la aplicación efectiva de mecanismos de fiscalización, que tendrán como finalidad vigilar y comprobar la sinceridad y exactitud de los datos y documentos aportados por los contribuyentes de este impuesto, así como verificar el cumplimiento de las obligaciones tributarias de conformidad con la legislación vigente que regula esta importante materia.

Finalmente, se prevé la recaudación del Impuesto a las Actividades de Juegos de Envite o Azar durante el año 2011 por la cantidad de Bs. 270,8 millones. Este tributo se rige por la Ley de Impuesto a las Actividades de Juegos de Envite o Azar (Liajea), vigente desde el año 2007 (Gaceta Oficial de la República Bolivariana de Venezuela N° 38.670 de fecha 25/04/2007), en la cual se especifica, entre otros aspectos, cuáles son las actividades de explotación, operación u organización de los juegos de envite o azar, tales como: loterías, casinos, salas de bingo, máquinas traganíqueles y espectáculos hípicos, que serán gravados con un impuesto nacional en los términos previstos en dicha Ley.

Ahora bien, El Ministerio del Poder Popular de Planificación y Finanzas, por intermedio de la Comisión Nacional de Loterías (Conalot), consciente de los efectos negativos que sobre la población pueden tener los juegos de envite o azar, emitió la Providencia Administrativa N° CNL-2010-001, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.452 de fecha 23/06/2010, mediante la cual se reduce la cantidad de juegos de triples y terminales, realizados bajo el patrocinio de las Instituciones Oficiales de Beneficencia Pública y Asistencia Social (lobpas), quedando éstas obligadas a mantener un único juego de triples y terminales a nivel nacional.

De igual forma, el Estado en pro de preservar la salud como derecho humano y de garantizar su disfrute, conforme al principio de progresividad y considerando que toda actividad económica debe desarrollarse bajo los principios y valores consagrados en la Constitución de la República Bolivariana de Venezuela y de acuerdo con las atribuciones conferidas en la Ley para Control de los Casinos, Salas de Bingo y Máquinas Traganíqueles, la Conalot como ente rector de esta actividad, emitió la Providencia Administrativa N° 058 publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.449 del 18/06/2010, donde establece que los casinos y salas de bingo deben mantener de manera visible, en todas las áreas de juego de sus establecimientos, pendones o afiches que contengan información acerca de la ludopatía y de los perjuicios que puede causar a la salud la adicción compulsiva a los juegos de envite y azar, esto con el fin de proteger el derecho a la información y la salud que tienen todos las personas que practican actividades relacionadas con estos juegos, dentro de los establecimientos comerciales acondicionados para tal fin.

En este sentido, queda reafirmada la voluntad del Ejecutivo Nacional de proteger a las personas dedicadas de manera activa a la práctica de juegos de envite o azar, con la obligación de informales datos que revelen los daños que puede ocasionar a la salud la acción compulsiva de este tipo de juegos.

Asimismo, el Seniat continuará intensificando los planes de fiscalización y control de las actividades relacionadas a los juegos de envite y azar para garantizar el estricto cumplimiento de la normativa vigente en cuanto a la recaudación de este tributo. Seguidamente se presenta el comportamiento del rubro Impuesto Varios para el período 2006-2010, así como el monto a recaudar en el año 2011:

**CUADRO N° 5-10**
**IMPUESTOS VARIOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**
**AÑOS 2006-2011**

| AÑOS | IMPUESTO DE TELECOMUNICACIONES | SUCESIONES Y DONACIONES | ACTIVIDADES DE JUEGOS DE ENVITE O AZAR | FÓSFOROS | TOTAL IMPUESTO VARIOS |
|---|---|---|---|---|---|
| 2006 | 323,3 | 71,6 | 37,0 | 1,6 | 433,5 |
| 2007 | 401,4 | 118,2 | 96,7 | 1,7 | 618,0 |
| 2008(*) | 219,4 | 118,5 | 170,5 | 0,7 | 509,1 |
| 2009(*) | 183,1 | 175,5 | 203,2 | 2,2 | 564,0 |
| 2010(*) | 698,1 | 170,6 | 230,3 | 12,8 | 1.111,8 |
| 2011(**) | 2.568,7 | 216,3 | 270,8 | 0,0 | 3.055,8 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuentes:** Seniat, Conatel y ONT

El siguiente gráfico muestra el comportamiento en la recaudación de dichos impuestos durante el período objeto de estudio.

**Gráfico N° 5-9**
**Impuestos Varios**
(Millones de Bolívares)
Años 2006 - 2011


Millones de Bolívares
2.800
2.600
2.400
2.200
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
2006
2007
2008
2009
2010
2011
Años
Sucesiones y donaciones
Fósforos
Telecomunicaciones
Activid. de Juegos de Envite o Azar

- **Ingresos por Tasas**

Por este rubro de recursos no petroleros, producto de los pagos realizados por la ciudadanía a cambio de la prestación de un servicio por parte del Estado; se estima que ingrese al Tesoro Nacional durante el año 2011 la cantidad de Bs. 1.251,0 millones, que representa el 0,6 por ciento del total de ingresos y fuentes de financiamiento. Se incluyen en esta categoría fiscal la tasa por servicios de aduana (Bs. 571,9 millones), la tasa por timbres fiscales (Bs. 265,2 millones) y el resto de tasas (Bs. 413,9 millones) conformadas por los servicios de telecomunicaciones; bandas de garantía, cápsulas y sellos y los servicios sociales y administrativos.

- **Servicios de Aduana**

Esta tasa de origen interno bajo la jurisdicción del Seniat, esta constituida por los recursos provenientes de la utilización por parte de la población de los diferentes servicios prestados por las oficinas aduaneras, tales como la determinación del régimen aplicable a las mercancías sometidas a su potestad, confrontación de la documentación necesaria para el ingreso al país de las mercancías, la utilización de los servicios aduanales en horas no comprendidas dentro del horario de trabajo, o en días no hábiles, el uso del servicio de almacenamiento de las mercancías en las zonas de depósito de las oficinas aduaneras, el acarreo de los bultos postales dentro de las zonas aduanales del país y la realización de consultas a la oficina competente sobre la clasificación arancelaria, valoración aduanera y análisis de laboratorio de cualquier mercancía.

Se estima que por este concepto ingresarán a la Oficina Nacional del Tesoro (ONT) durante el año 2011 la cantidad de Bs. 571,9 millones, que equivalen a un 0,3 por ciento del total de recursos de la República. Esta tasa conjuntamente con el impuesto de importación ordinario conforman la renta aduanera que percibe el Fisco Nacional. Por tal motivo es considerada por el Ejecutivo Nacional, como uno de los recursos de origen no petrolero con mayor significación dentro del total de ingresos ordinarios corrientes de la República. Los ingresos recaudados por esta tasa son enterados al Tesoro de la Nación una vez que la administración aduanera y Tributaria haya deducido el 50,0 por ciento de los recursos a ser utilizados con la finalidad de cubrir las diversas necesidades que a nivel operativo requiera dicha administración.

Para la estimación del monto antes señalado por esta tasa, el Seniat utilizó como premisa una alícuota impositiva de 1,0 por ciento del valor en aduanas de las mercancías que se introduzcan en el territorio nacional, tal como lo determina el artículo 1 del Decreto N° 859, publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 36.974 de fecha 16/06/2000. Asimismo, la Ley de reforma parcial de la Ley Orgánica de Aduanas, publicada en la Gaceta Oficial de la República Bolivariana de Venezuela. N° 38.875 de fecha 21/02/2008, en el artículo 1 del Decreto N° 5.879, faculta al Seniat como ente responsable de intervenir, facilitar y controlar la entrada, permanencia y salida del territorio nacional de las mercancías objeto de tráfico internacional y de los medios de transporte que las conduzcan, con el propósito de determinar y aplicar el régimen jurídico al cual dichas mercancías estén sometidas, así como la supervisión de bienes inmuebles cuando razones de interés fiscal lo justifiquen.

La tasa por servicios de aduana se causará y se hará exigible cuando la documentación correspondiente a la introducción o extracción de las mercancías sea registrada por la oficina aduanera respectiva y se recaudará en igual forma y oportunidad que los impuestos correspondientes, tal como lo establece el artículo 36 del Reglamento de la Ley Orgánica de Aduanas.

Asimismo, el artículo 3, numeral 5, literal a de la Ley, establece que los usuarios cancelarán las tarifas señaladas por la habilitación de aduanas, cuando se utilice el servicio aduanero fuera de las horas ordinarias de labor, en días no laborables o sitios distintos a aquellos que constituyen la zona primaria inmediata de la aduana.

Con referencia a los ingresos obtenidos de la tasa por derechos de almacenaje o uso de almacenamiento de mercancías, el Decreto N° 5.879, señala que serán sujetos pasivos los usuarios de los almacenes, patios y demás dependencias adscritas a las aduanas, por la permanencia o depósito de las mercancías en dichos lugares, y las alícuotas a ser aplicadas serán las establecidas en el numeral 5 literal d, del artículo 3.

De igual manera, el artículo 3, numeral 5, literal b del Decreto N° 5.879, referente al cobro por la prestación de los servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio, instituye que por cada consulta se cancelará una alícuota ubicada entre 2 Unidades Tributarias y 5 Unidades Tributarias. Si la consulta exige análisis de laboratorio, el límite máximo a cancelar podrá llegar a 300 Unidades Tributarias, según el costo de los análisis. Asimismo, el Decreto establece en el literal c, que la alícuota a fijar con respecto a la tasa por la determinación del régimen aplicable a las mercancías sometidas a potestad aduanera, se ubicará entre 0,5 por ciento y 2,0 por ciento del valor en aduanas de las mercancías; o entre 0,005 Unidades Tributarias y 1 Unidad Tributaria por documento.

Respecto al uso de los sistemas informáticos de la administración aduanera, el literal e del mencionado decreto determina el pago de entre 0,1 Unidades Tributarias y 5 Unidades Tributarias por hora o fracción; así como también, el literal f, fija una tarifa de entre 3 Unidades Tributarias y 12 Unidades Tributarias por hora de fracción, por el uso de medios, mecanismos o sistemas automatizados para la detección y verificación de documentos o de mercancías.

Asimismo, el artículo 116 del Reglamento de la Ley Orgánica de Aduana establece que la tasa por corretaje de bultos postales está conformada por los pagos que realizan los contribuyentes por la utilización del servicio de correos para la realización de las operaciones aduaneras de importación y exportación, con limitación en cuanto al volumen, peso y tipos de mercancía y conforme a los respectivos acuerdos internacionales y que tales operaciones se regirán igualmente por el reglamento interno del servicio de bultos postales, siempre que no contradiga las disposiciones del presente reglamento.

La tabla y gráfico anexos a continuación muestran el aporte de esta tasa al Fisco Nacional durante el periodo 2006-2011 y lo que se prevé recaudar por este rubro en el Proyecto de Ley de Presupuesto 2011.

**CUADRO N° 5-11**
**SERVICIOS DE ADUANA**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**
**AÑOS 2006-2011**

| AÑOS | RECAUDACIÓN |
|---|---|
| 2006 | 383,0 |
| 2007 | 527,9 |
| 2008(*) | 791,9 |
| 2009(*) | 514,4 |
| 2010(*) | 893,9 |
| 2011(**) | 571,9 |

(*) Cifras provisionales
(**) Cifras estimadas
**Fuente:** Seniat y Oficina Nacional Tesoro

**Gráfico N° 5-10**
**Servicios de Aduana**
(Millones de Bolívares)
Años 2006-2011


900
800
700
600
500
400
300
200
100
0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años

- **Timbres Fiscales**

En el contexto tributario los timbres fiscales se ubican dentro del rubro que agrupa las tasas, que por definición constituyen tributos cuyo hecho imponible consiste en la utilización o aprovechamiento especial de los bienes del patrimonio público, o la realización de actividades jurídico-administrativas, así como la prestación de servicios en régimen de derecho público que beneficien de modo particular a una persona natural o jurídica.

Los ingresos tributarios causados por la renta de timbre fiscal, de acuerdo a lo establecido en la Ley de Timbres Fiscales (LTF), vigente desde el 2008 (Gaceta Oficial de la República Bolivariana de Venezuela N° 38.958 de fecha 26/06/2008) comprenden, a grandes rasgos, los ramos de ingresos siguientes:

- El de estampillas, constituido por las tasas recaudables por medio de timbres móviles u otros medios previstos en la Ley.
- El papel sellado, constituido por las tasas recaudables mediante timbre fijo, por los actos o escritos realizados ante las autoridades, dependencias administrativas y entes descentralizados.
- El pago realizado directamente por ante las oficinas receptoras de fondos nacionales.

Los hechos imponibles de las tasas recaudables mediante las especies fiscales, están constituidos por la realización de actos, prestación de servicios, y el otorgamiento, emisión y expedición de documentos por las autoridades administrativas públicas nacionales conforme lo previsto en la LTF y en atención a lo establecido en el artículo 156 de la Constitución de la República Bolivariana de Venezuela, donde se agrupa a los timbres fiscales en la gama de competencias tributarias que ostenta la República; sin embargo, los estados han venido invocando al artículo 164 en su numeral 7 de la referida Constitución, situación que ha generado que la tasa por timbres fiscales se haya paulatinamente transferido a algunos estados, a fin de promover la descentralización tributaria. En consecuencia, la pretensión de descentralizar este tributo tiene rango constitucional y a la vez resulta una posibilidad que tienen los estados de hacerse de recursos propios, siempre y cuando la República se desprenda de la recaudación de esta tasa.

Bajo esta perspectiva y sin menoscabo de la competencia que le corresponde al Ejecutivo Nacional, se prevé recaudar por timbres fiscales, para el año 2011 la cantidad de Bs. 265,0 millones, atendiendo al principio de legalidad, por ser una competencia tributaria del Poder Público Nacional.

- **Otras Tasas**

Para el año 2011, este rubro se estima aportará al presupuesto de la Nación la cantidad de Bs. 413,9 millones. Dicho monto está comprendido por la tasa por servicios de telecomunicaciones (Bs. 54,4 millones); bandas de garantía, cápsulas y sellos (Bs. 60,3 millones) y servicios sociales y administrativos (Bs. 299,2 millones).

Las tasas por definición, son las llamadas a cubrir el coste del servicio o de la actividad que constituya su hecho imponible. Sin embargo en la fijación de las tasas se tendrá en cuenta, cuando lo permitan las características del tributo, la capacidad económica de los contribuyentes que deben satisfacerlas.

De igual forma, las tasas, según lo indique la ley o en su defecto las disposiciones administrativas, serán recaudadas a través de su pago en dinero efectivo mediante el empleo de las planillas de liquidación autorizadas por la administración tributaria, o bien según su especialidad podrán ser recaudadas a través de su inutilización, que igualmente puede ser autorizada por el órgano competente.

En lo atinente a la tasa por servicio de telecomunicaciones, para el ejercicio económico 2011 se estiman en Bs. 54,4 millones, generados por su aplicación a los servicios de radiodifusión y televisión, telefonía móvil celular y los servicios telecomunicaciones en general. La misma es recaudada por intermedio de Conatel. Dicho ente se encuentra actualmente adscrito a la Vicepresidencia de la República Bolivariana de Venezuela y tiene como función velar por la calidad de los servicios prestados en el país y elaborar planes y políticas nacionales de telecomunicaciones, así como la responsabilidad de crear las bases para permitir la prestación de servicios de telecomunicaciones, a todos los niveles y en todo el territorio nacional, asegurando de tal forma el acceso universal a la información y la consolidación de una verdadera sociedad del conocimiento.

El sustento legal que rige el cobro de esta tasa se encuentra previsto en la Lotel, en su artículo 149, el cual establece lo siguiente:

Artículo 149. "Quienes exploten o hagan uso del espectro radioeléctrico, deberán pagar anualmente a la Comisión Nacional de Telecomunicaciones una tasa por concepto de administración y control del mismo, que no excederá del medio por ciento (0,5%) de sus ingresos brutos. En el caso de los servicios de radiodifusión sonora y de televisión abierta, este porcentaje no excederá de un cero coma dos por ciento (0,2%) de sus ingresos brutos, derivados de la explotación de tales servicios.

Esta tasa se liquidará y pagará anualmente, dentro de los primeros cuarenta y cinco días continuos del año calendario.

El Reglamento de esta Ley definirá el modelo de cálculo de dicha tasa, en función de los siguientes criterios: frecuencias y ancho de banda asignados, extensión del área geográfica cubierta y población existente en la misma, tiempo por el cual se haya otorgado la concesión y modalidad de uso.

La Comisión Nacional de Telecomunicaciones enterará al Fisco Nacional el cincuenta por ciento (50,0%) del monto resultante por este concepto y el resto formará parte de los ingresos propios de la Comisión".

Con referencia a la tasa por bandas de garantía, cápsulas y sellos, el Seniat estima aportar al Fisco Nacional durante el ejercicio fiscal 2011 Bs. 60,3 millones, de acuerdo a lo previsto en el artículo 34 de la Lisaea, cuyo contenido es el siguiente:

Artículo 34. "El Ministerio del Poder Popular con competencia en materia de finanzas podrá establecer el uso de bandas, cápsulas, sellos o cualquiera otros aditamentos de garantía, los cuales se venderán al costo a quien produzca o importe especies gravadas, en la cantidad por ellos o ellas requerida, para amparar las especies y su precio deberá incluirse en las correspondientes planillas de liquidación de impuestos. Igualmente determinará la forma en que deberán ser usados".

De igual forma, el Seniat, como ente con competencia para la emisión y circulación de especies fiscales nacionales, formularios, publicaciones y demás formatos o formas requeridos por la administración tributaria, a los fines de legalizar la emisión de estos instrumentos que regulan la emisión de bandas de garantía cápsulas y sellos asociadas a la actividad de los licores; mediante las Providencias Administrativas N° SNAT/2010/0031 y SNAT/2010/0032, publicadas en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.438 del 03/06/2010, dispone las emisiones y circulaciones de Unidades de Bandas de Garantía para Licores, las cuales deben cumplir con las normas de calidad, de acuerdo a las especificaciones emitidas por el Seniat, como ente rector en esta materia.

Finalmente dentro de este rubro de ingresos se encuentra la tasa por servicios sociales y administrativos, que para el año 2011 se estima recaudará Bs. 299,2 millones, monto que contempla las rentas por licencia de caza, las rentas por matrícula para importar y exportar sustancias estupefacientes y psicotrópicas y las rentas por derechos consulares.

En cuanto a la renta por licencia de caza, ésta comprende los ingresos producto de la tramitación y expedición de licencias para la caza, ya sea con fines deportivos, comerciales o científicos; de igual manera, agrupa las licencias para ejercer el comercio o industria de animales silvestres en cualquier ambiente (marino, aéreo o terrestre). En lo que respecta a las rentas por matrículas para importar y exportar sustancias estupefacientes y psicotrópicas, la misma es producto de la tasa cobrada por el otorgamiento de permisos a los establecimientos farmacéuticos, para efectuar operaciones de importación o exportación de dichas sustancias. Por su parte, la renta por los derechos consulares, comprende las tasas cobradas por las embajadas y consulados en el ejercicio de sus funciones en representación de la República Bolivariana de Venezuela, fuera del territorio nacional.

- **Ingresos de la Propiedad**

Este rubro esta conformado en su totalidad por alquileres a terceros de las propiedades pertenecientes a la República Bolivariana de Venezuela, tales como edificios, locales, tierras y terrenos. Para el ejercicio económico financiero 2011 se estima recaudar por esta renta la cantidad de Bs. 1,8 millones.

- **Otros Ingresos**

Los otros ingresos, son recursos no precisados en los ítems anteriores y forman parte del renglón que agrupa los restantes ingresos ordinarios internos de origen no petrolero. El monto que el Fisco Nacional prevé recaudar por este concepto durante el ejercicio fiscal 2011 se ubica en Bs. 851,1 millones, cuya distribución será la siguiente:

CUADRO N° 5-12
OTROS INGRESOS

PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)

| CONCEPTOS | MONTO |
|---|---|
| Multas | 77,3 |
| Intereses por Demora | 398,6 |
| Reparos Fiscales | 0,1 |
| Otros Ingresos Ordinarios | 375,1 |
| **TOTAL** | **851,1** |

Finalmente, tal como pudo apreciarse en las descripciones efectuadas en torno a los ingresos que sustentan la gestión del Gobierno Nacional, es evidente el logro alcanzado en términos de la reestructuración de las cuentas y la disminución de la dependencia de los ingresos fiscales petroleros.

En tal sentido, a continuación se muestra la recaudación percibida por el Fisco Nacional, para los principales ingresos pertenecientes al sector no petrolero, correspondiente al período en estudio 2006-2010 y lo que se proyecta recaudar por estos conceptos durante el año 2011; queda demostrada la preponderancia del IVA dentro del total de recursos generados en el sector interno de la economía.

CUADRO N° 5-13
INGRESOS NO PETROLEROS

PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolivares)
AÑOS 2006-2011

| AÑOS | 2006 | 2007 | 2008(*) | 2009(*) | 2010(*) | 2011(**) |
|---|---|---|---|---|---|---|
| Impuesto al Valor Agregado | 25.298,1 | 27.563,7 | 31.396,2 | 41.627,8 | 51.617,1 | 61.366,3 |
| Impuesto sobre la Renta otras actividades 1/ | 11.863,5 | 16.648,5 | 21.797,9 | 26.129,5 | 27.208,6 | 30.220,3 |
| Renta aduanera 2/ | 5.890,4 | 8.812,3 | 8.058,9 | 6.428,5 | 8.232,5 | 9.119,0 |
| Otros ingresos no petroleros 3/ | 5.287,5 | 5.380,0 | 8.456,4 | 9.675,2 | 10.341,1 | 17.700,3 |
| **Total ingresos no petroleros** | **48.339,5** | **58.404,5** | **69.709,4** | **83.861,0** | **97.399,3** | **118.405,9** |

(*) Cifras provisionales

(**) Cifras estimadas

1/ Incluye ISLR a otras personas jurídicas y a personas naturales

2/ Incluye impuestos de importación y tasa por servicios de aduanas

3/ Incluye ingresos por impuestos de licores, cigarrillos, al consumo de gasolina y otros derivados, telecomunicaciones y otros ingresos de origen interno así como ingresos del hierro y otros minerales

**Fuente:** Seniat, Conatel, Pdvsa, Ministerio del Poder Popular para las Industrias Básicas y Minería y ONT

**Gráfico N° 5-11**
**Ingresos No Petroleros**
(Millones de Bolívares)
Años 2006-2011


70.000
60.000
50.000
40.000
30.000
20.000
10.000
0
Millones de Bolívares
2006
2007
2008
2009
2010
2011
Años
IVA
ISLR otras actividades
Renta aduanera
Otros ingresos no petroleros

## 5.3 Fuentes de Financiamiento

Un conjunto de circunstancias de orden natural, como fue la prolongación de las condiciones climáticas derivadas del fenómeno cíclico ambiental denominado "El Niño", afectaron durante los primeros meses del ejercicio fiscal 2010, las cuencas hidrográficas, lo que a su vez restringió el aporte de agua a los embalses destinados a la generación hidroeléctrica, provocando una caída en el abastecimiento de electricidad al sistema eléctrico nacional, e incidiendo en el desarrollo de las actividades productivas y económicas del país.

La continuidad, confiabilidad y seguridad del suministro de energía eléctrica de la Nación se vio dificultada por la poca disponibilidad del parque de generación termoeléctrica, de la red de transmisión así como de los sistemas de distribución, lo que no facilitó la compensación de la disminución del suministro hidro-eléctrico, limitando el aprovisionamiento en todos los sectores del país, y el crecimiento acelerado de la demanda.

Por tal motivo, como medidas extraordinarias adoptadas por el Ejecutivo Nacional, para orientar la reducción del consumo de energía eléctrica, se impuso el establecimiento de acciones adicionales y temporales en el sector público, así como de estrategias y lineamientos necesarios para garantizar el uso racional y eficiente de la misma en las áreas y zonas servidas por la Corporación Eléctrica Nacional S.A. (CORPOELEC).

Durante el ejercicio fiscal 2010 el Ministerio del Poder Popular para la Energía Eléctrica realizó notables esfuerzos para la recuperación de la principal fuente de generación de energía eléctrica del país, obteniendo resultados positivos y necesarios para su completa estabilización mediante la implementación de patrones racionales de consumo.

Para el ejercicio fiscal 2011, la economía venezolana continuará registrando mejores resultados que los observados durante el año 2010, pues el impulso del sector eléctrico reactivará y apuntalará el crecimiento económico, dado que todas las actividades productivas dependen de este servicio. A tal efecto, para llevar a cabo el conjunto de acciones dirigidas a la recuperación de la economía se estiman recursos complementarios por concepto de fuentes de financiamiento por el orden de Bs. 40.509,3 millones, de los cuales Bs. 40.359,2 millones corresponden a las operaciones de crédito público y Bs. 150,1 millones a la disminución de deuda de cuentas por rendir a corto plazo.

Los recursos a obtener a través del monto total de las operaciones de crédito público estarán distribuidos en: Bs. 9.629,5 millones para financiar los proyectos por endeudamiento de los entes del Sector Público encargados de la ejecución de obras, Bs. 10.729,7 millones para el pago del servicio de la deuda pública nacional y Bs. 20.000,0 millones para financiar la gestión fiscal y así dar cumplimiento a las estrategias y políticas enmarcadas dentro del programa económico y social del gobierno bolivariano.

Entre los lineamientos de la política de endeudamiento se destacan los siguientes:

- Dar prioridad a la consecución de recursos en el mercado interno y la profundización del mercado secundario de deuda pública, lo cual permitirá disminuir la exposición al riesgo de tipo de cambio, democratizar las opciones de inversión a bajo riesgo al pequeño y mediano ahorrista y colaborar con el rector de la política monetaria en el manejo de la liquidez.

- Optimizar el manejo de pasivos a fin de disminuir el peso de las amortizaciones de deuda interna en los próximos años.

- Realizar operaciones de recompra de deuda y disminuir el riesgo de refinanciamiento existente en el perfil de deuda interna.
- Aumentar la vida promedio de los instrumentos de deuda pública denominada en bolívares.
- Coordinar las emisiones de nueva deuda con el Banco Central de Venezuela, la Oficina Nacional del Tesoro y los diversos entes que podrán realizar operaciones de endeudamiento en el mercado de capitales.
- Monitorear la liquidez monetaria a fin de aprovechar los espacios estratégicos para la colocación de deuda en el mercado interno.
- Disminuir el riesgo de tasa de interés y tipo de cambio en el portafolio de deuda interna y externa.
- Mejorar el flujo de información hacia nuevos inversionistas internos y externos, en relación a los cronogramas de colocaciones, mejoras en las prácticas de manejo de la deuda nacional, capacidad y disposición de repago de los compromisos, estadísticas de deuda pública, boletines periódicos, entre otros, de forma tal de impactar de manera positiva la percepción que tienen los inversionistas del manejo de la deuda pública y en la calificación de riesgo de la República.
- Generar indicadores de sostenibilidad fiscal y mantener niveles adecuados de deuda pública como proporción del PIB y monitorear el peso del servicio de la deuda pública como proporción del PIB.
- Coordinar las emisiones de deuda externa con los principales rectores de la política cambiaría a fin de colaborar con un tipo de cambio Bolívar/Dólar adecuado a la política económica del país y disminuir las posibilidades de arbitraje.

En el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, se estimó un monto orientado a la disminución de deudas de cuentas por rendir a corto plazo por Bs. 150,1 millones. Estos recursos provienen de los reintegros de remanentes de fondos de años anteriores al Tesoro Nacional de los respectivos organismos de la República, establecidos en la Ley Orgánica de Administración Financiera del Sector Público (Loafsp)

Seguidamente, se detallan las estimaciones de los conceptos incluidos como fuentes de financiamiento del Presupuesto de Recursos de la República:

**CUADRO N° 5- 14**
**FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolívares)

| CONCEPTOS | MONTO |
|---|---|
| **Disminución de otros activos financieros** | **150,1** |
| • Disminución de deudas de cuentas por rendir a corto plazo (Reintegros) | 150,1 |
| **Incremento de Pasivos (Proyecto de Ley Especial de Endeudamiento Anual)** | **40.359,2** |
| • Proyectos por Endeudamiento | 9.629,5 |
| • Servicio de la Deuda Pública | 10.729,7 |
| • Gestión Fiscal | 20.000,0 |
| **TOTAL** | **40.509,3** |

**Fuente:** Oficina Nacional de Crédito Público

## • Proyectos por Endeudamiento

En el marco de las Líneas Generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista 2007-2013 y a objeto de continuar promoviendo el fortalecimiento del aparato productivo nacional, contribuir al desarrollo de la población, a la recuperación paulatina de la economía así como a la implementación de políticas dirigidas a crear nuevas condiciones de fomento y estimulo a las actividades de los diferentes Entes públicos, en pro del mejoramiento de la producción nacional, como condición indispensable para elevar el bienestar de la población, se han estimado recursos para el ejercicio fiscal 2011, por concepto de proyectos por endeudamiento, que alcanzan la cantidad de Bs. 9.629,5 millones.

Dado el carácter estratégico que reviste la eficiente y oportuna disponibilidad de suministro eléctrico, para que se cristalice el empuje requerido por el aparato productivo nacional, la prioridad del Ejecutivo Nacional en el ámbito de las inversiones reales reproductivas, la tienen todos aquellos proyectos del sector eléctrico dirigidos a alcanzar las metas de generación, transmisión y distribución de electricidad. Dichos proyectos además de atender las demandas previstas por la actividad productiva, también contemplan la cobertura de la demanda doméstica asociada al crecimiento poblacional. Por otra parte, la aplicación de estos recursos también contempla la renovación de equipos y maquinarias existentes, cuyo reemplazo es indispensable para obtener un óptimo funcionamiento del sector.

Las inversiones antes descritas buscan optimizar el balance del parque de generación entre fuentes hídricas y térmicas, inyectar recursos para la producción de insumos para el sector eléctrico en el territorio nacional, como transformadores de distintas potencias para incrementar los mecanismos de la distribución de energía y mejorar los sistemas de protección de las subestaciones, y para la construcción de una fábrica de calentadores solares que ayuden al ahorro de electricidad.

El Proyecto de la Central Hidroeléctrica Manuel Piar en Tocoma es el cuarto y último de los desarrollos que, conjuntamente con las centrales Simón Bolívar, Antonio José de Sucre y Francisco de Miranda en Caruachi, constituyen el complejo Hidroeléctrico del Bajo Caroní. En los actuales momentos, esta obra de prioridad nacional y de gran envergadura presenta un avance del 45 por ciento, generará un ahorro energético de 70 mil barriles de petróleo que al estar disponibles pudieran dirigirse al mercado de exportación originando mayores ingresos de divisas al Fisco Nacional. Se estima que la primera de las diez unidades que conforman esta represa, entre en operación comercial en el año 2012 y esté culminada para el año 2014. Es por ello que para el ejercicio fiscal 2011 se le han asignado recursos por Bs. 2.460,1 millones.

Se dará continuidad al Plan de Modernización de la Central Hidroeléctrica Simón Bolívar en Guri, cuyo impacto social consiste en la prolongación del tiempo de vida útil de esta importante planta generadora en 25 años la optimización del recurso hídrico. Para lograr un alcance de rehabilitación, acondicionamiento y adecuación tecnológica de los equipos principales, tales como: turbinas, generadores, transformadores, compuertas y sus sistemas auxiliares y el Sistema de Control de la Central, se han repotenciado completamente y reinstalado 8 máquinas (2 en fase de prueba) de las 14 Unidades Generadoras previstas en la primera etapa.

A los fines de incrementar la capacidad instalada de generación eléctrica a través del ciclo combinado de gas y vapor en el estado Zulia y a su vez disminuir la dependencia de esta región del país con el suministro de energía proveniente de otras plantas hidroeléctricas, se destinan fondos para la Planta Termozulia III y sus obras de Transmisión Asociadas por Bs. 1.003,6 millones.

La industria eléctrica se enfocará en mejorar los medios de cobranzas y recaudación de facturación, ya que existen debilidades por corregir. Se proseguirá con la misión Energía, donde se han colocado cerca de 70 millones de bombillos ahorradores en todo el país durante la primera y segunda fase, lo que equivale a una central de dos mil megavatios de consumo.

El Ejecutivo Nacional, para el ejercicio fiscal 2011, ininterrumpidamente impulsará, profundizará y dinamizará las diversas obras ferrocarrileras, con el propósito de que la Nación pueda contar con un sistema ferroviario nacional que integre el desarrollo socioeconómico del país. En tal sentido, el gobierno bolivariano a través del Ministerio del Poder Popular para Transporte y Comunicaciones (Mpptc), continuará desarrollando grandes obras de infraestructura e ingeniería en materia ferroviaria, como es la ampliación del sistema de comunicación subterránea del Metro Los Teques. Los trabajos que realiza la Compañía Anónima Metro Los Teques en lo que serán las futuras estaciones Guaicaipuro e Independencia, en su primera fase, tienen un avance físico de obra de 43,8 por ciento y un 93,0 por ciento de avance en la excavación y colocación de anillos de los túneles gemelos encargados de conectar dichas estaciones. Para el 2012 se tiene previsto la culminación de las mismas.

La construcción de estas estaciones ha generado dos mil empleos directos y más de tres mil indirectos, produciendo la inserción laboral mensual de alrededor de 933 trabajadores, lo que demuestra una vez más la labor socialista del Gobierno Bolivariano. Además, este sistema de transporte masivo y de gran impacto social no sólo mejorará la situación de transporte en los Altos Mirandinos, sino que es un imponente trabajo de ingeniería nacional que en su recorrido ha ayudado a las comunidades aledañas con obras complementarias, ya que también seguirá con la responsabilidad de beneficiar a la colectividad y mejorar las condiciones de vida de sus habitantes. Por ello, el Metro de Los Teques se ha encargado de proyectar y construir los distribuidores Los Cerritos y La Matica II, los cuales están en fase inicial, el elevado Bicentenario con avance de 58,6 por ciento y el parque Cecilio Acosta (51,7 por ciento).

Igualmente, en su etapa inicial se encuentra el Centro de Desarrollo Infantil Juan Landaeta; la Unidad Educativa Claudio Feliciano ya dio inicio a su segunda etapa, la cual cuenta con un avance de 19,5 por ciento, y el Gimnasio Vertical ubicado en la entrada de Ramo Verde, también comenzó su construcción.

Se continuará para el ejercicio fiscal 2011 con los trabajos de rehabilitación que actualmente ejecuta la empresa de transporte capitalino Metro de Caracas C.A. en la Línea 1, Propatria-Palo Verde, ya que se encuentran en nuestro país 165 kilómetros de cables de control de trenes, como parte del material que se requiere para su buen funcionamiento. La instalación de estos elementos como componentes de seguridad intrínseca del control del sistema de protección automática de los trenes, permitirá la conexión de los equipos nuevos ya instalados y las interfases con los equipos actuales de señalización.

Estas obras se dan gracias a la visión geopolítica integral del Presidente de la República quien ha impulsado la creación de canales, flujos y transporte para que en el país se vaya articulando una política de desarrollo armónica, tanto en las grandes ciudades como en las zonas rurales.

En pro de fortalecer el crecimiento, avance, organización y realización de proyectos de interés social y agroalimentarios, el gobierno bolivariano de Venezuela continuará con el impulso de grandes desarrollos agrarios a fin de apuntalar el auge de la economía bajo un nuevo modelo productivo, cuyo núcleo central está constituido fundamentalmente por las empresas de producción social, así como por las redes de economía social, unidades productivas familiares, cooperativas y demás formas de organización socioproductivas que surjan en el seno de la comunidad y que representan entidades económicas dedicadas a la producción y distribución de bienes o servicios.

El Gobierno Bolivariano seguirá propiciando planes que sigan desarrollando las políticas y actividades agrarias para evitar las importaciones y promover el ahorro de divisas.

Seguidamente, se mencionan los proyectos de inversión que serán financiados con endeudamiento para el próximo año:

**CUADRO N° 5-15**
**PROYECTOS POR ENDEUDAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolivares)**

| DENOMINACIÓN | MONTO |
|---|---|
| **MINISTERIO DEL PODER POPULAR DE PLANIFICACION Y FINANZAS** | **34,0** |
| Modernización del Seniat III | 34,0 |
| **MINISTERIO DEL PODER POPULAR PARA LA DEFENSA** | **29,5** |
| Mantenimiento Mayor a las Unidades Operativas de la Armada | 29,5 |
| **MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE** | **915,6** |
| Manejo Sustentable de los Recursos Naturales en la Cuenca del Río Caroní | 8,9 |
| Agua Potable y Saneamiento en Zonas Urbanas y Rurales | 68,4 |
| Proyecto Nacional de Gestión y Conservación Ambiental | 34,6 |
| Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos | 52,0 |
| Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales | 15,8 |
| Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú | 715,5 |
| Fortalecimiento de la Infraestructura para la Investigación y Manejo de Organismos Genéticamente Modificados (OMG'S) | 3,1 |
| Atención Acueductos Rurales y Poblaciones Menores, Fase II | 14,3 |
| Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela | 3,0 |
| **VICEPRESIDENCIA DE LA REPÚBLICA** | **109,6** |
| Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música | 102,4 |
| Complejo de Acción Social por la Música Simón Bolívar | 7,2 |
| **MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA** | **31,0** |
| Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN) | 31,0 |

CUADRO N° 5-15
PROYECTOS POR ENDEUDAMIENTO
PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolivares)

| | |
|---|---|
| **MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA** | **22,1** |
| Ampliación, recuperación, dotación y construcción de la infraestructura penitenciaria | 11,1 |
| Despliegue del Cuerpo de Policía Nacional Bolivariana en el Territorio Nacional | 11,0 |
| **MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES** | **2.103,3** |
| Línea 2. El Tambor-San Antonio de los Altos | 641,1 |
| Línea 5. Tramo Plaza Venezuela-Miranda II | 273,4 |
| Inversiones Operativas | 85,2 |
| Rehabilitación de la Línea I Metro de Caracas | 501,9 |
| Línea 2, El Tambor-San Antonio de los Altos Sistema Metro Los Teques (Equipamiento) | 155,6 |
| Adquisición de Material Rodante y Ampliación de los Patios de Estacionamientos de la Línea Caracas-Cúa | 21,4 |
| Sistema Ferroviario Central "Ezequiel Zamora" Tramo Puerto Cabello-La Encrucijada | 264,4 |
| Construcción de la Línea 2 del Metro de Valencia | 91,2 |
| Construcción de la Línea 3 del Metro de Valencia | 0,7 |
| Sistema Alimentador en Transporte Superficial al Metro de Valencia | 10,9 |
| Plan Maestro de Patios y Talleres | 14,5 |
| Inversión Operativa Metro de Valencia | 3,7 |
| Transporte Superficial de la C.A. Metro de Caracas | 6,2 |
| Construcción de la Extensión de la Línea I del Sistema de Transporte Masivo de la Ciudad de Maracaibo | 22,8 |
| Adecuación, Adaptación, Urbanismo y Paisajismo de los Espacios Públicos y Operacionales del Metro en el Corredor Vial Sabaneta | 10,3 |
| **MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS** | **233,0** |
| Desarrollo Sostenible para las Zonas semiáridas de los Estados Lara y Falcón, segunda fase (PROSALAFA II) | 26,8 |
| Sistema de Riego Valle de Quibor | 206,2 |
| **MINISTERIO DEL PODER POPULAR PARA LA ENERGIA ELECTRICA** | **4.739,3** |
| Central Hidroeléctrica Tocoma | 2.460,1 |
| Fortalecimiento y Desarrollo Institucional de CORPOELEC | 160,7 |
| Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo | 162,1 |
| Modernización de Subestaciones Santa Teresa, San Gerónimo y el Tigre 400 KV | 117,0 |
| Rehabilitación de las Unidades 1 a 6 de la Casa de Maquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri) | 221,0 |
| Planta Termozulia III | 1.003,6 |
| Conversión a Gas Planta Centro | 3,2 |
| Proyectos Mayores Generación y Transmisión | 337,7 |
| Desarrollo Uribante Caparo- Central Fabricio Ojeda | 68,7 |
| Sistema de Transmisión Eléctrica Eje Orinoco-Apure | 205,2 |

| CUADRO N° 5-15<br>PROYECTOS POR ENDEUDAMIENTO<br>PROYECTO DE LEY DE PRESUPUESTO 2011<br>(Millones de Bolívares) | |
|---|---|
| **MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BASICAS Y MINERIA** | **1.408,7** |
| Diseño, Construcción y Operación de un Complejo Siderúrgico. | 1.408,7 |
| **MINISTERIO DEL PODER POPULAR PARA LA SALUD** | **3,4** |
| Apoyo a las Poblaciones Warao del Delta del Orinoco | 3,4 |
| **TOTAL** | **9.629,5** |

- ## Gestión Fiscal

El compromiso del Ejecutivo Nacional de continuar impulsando la producción y acrecentar la economía del país para el ejercicio fiscal 2011, así como el mantenimiento de una política dirigida a acelerar la construcción de un nuevo modelo de desarrollo económico y social, que permita la transformación de una economía rentista a una productiva e incorpore la participación de los distintos sectores, de una forma activa y democrática, le ha llevado a estimar la cantidad de Bs. 20.000,0 millones por concepto de gestión fiscal, cuyo propósito fundamental consiste en otorgar el financiamiento complementario que demandan los organismos del sector público para dar cumplimiento a los objetivos y metas propuestas para el próximo año.

- ## Servicio de la Deuda Pública

La política de endeudamiento de la República para el ejercicio fiscal 2011 ha sido diseñada bajo un marco de coordinación estratégica entre sus principales instituciones, lo cual le otorga transparencia a la gestión de la deuda y le confiere gran importancia como instrumento de la política económica. Esta política se dirigirá a minimizar su costo, asumiendo niveles razonables de riesgo, al reordenamiento de los pasivos, en pro de disminuir la concentración de vencimientos futuros, aprovechando al máximo los espacios financieros que pudieran darse para la colocación, tanto de deuda interna como externa. En tal sentido, para el año 2011 se estiman recursos por Bs. 10.729,7 millones para el pago de los intereses y capital de la deuda pública nacional.

El Gobierno Bolivariano continuará con una actuación eficaz y oportuna en el mercado de valores interno, brindando a todos los participantes e inversionistas que concurren a dicho mercado una gama de instrumentos financieros a largo plazo, ajustados a sus necesidades, que garanticen un rendimiento atractivo, manteniendo un equilibrio entre el costo efectivo y el plazo, acordes con el perfil de vencimientos de la República. Por otra parte, el hecho que la República haya honrado todo sus compromisos de pago de forma oportuna y puntual le otorga un elevado nivel de confianza a sus tenedores.

Los instrumentos financieros que se utilizarán para implementar la estrategia de endeudamiento del ejercicio fiscal 2011, tanto en el mercado local como en el mercado externo, serán dirigidos a seguir creando condiciones macroeconómicas propicias, para fortalecer las fuentes de ahorro y promover la inversión pública y privada en los sectores considerados estratégicos.

## Capítulo 6

# PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 6

# PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

## 6.1 Aspectos Generales e Institucionales

En este capítulo se analiza el gasto y las aplicaciones financieras contemplados en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, de acuerdo al siguiente orden:

Los Aspectos Generales e Institucionales, que asocia los gastos públicos según las instituciones a las cuales se les asignan créditos presupuestarios en el período correspondiente al año 2011, determinándose los objetivos que deberán cumplirse, así como las apreciaciones de las orientaciones que el Ejecutivo Nacional establece en el gasto.

Los ordenadores de compromisos y pagos con mayor asignación presupuestaria, son destacados como órganos de relevancia en la clasificación institucional del gasto de la República, representados gráficamente en conjunto, y se le realiza un desglose de los proyectos que constituyan un mínimo del 75,0 por ciento del total de su presupuesto; expresado este análisis en tablas numéricas.

El análisis de los principales conceptos del gasto de la República, contempla todas las asignaciones predeterminadas, de acuerdo a los gastos legales que deben ser considerados en el presupuesto.

La clasificación económica del gasto fiscal de la República, se efectúa de acuerdo con la estructura básica del sistema de cuentas nacionales; con el propósito de acoplar los resultados de las transacciones públicas con dicho sistema y permitir el análisis de sus efectos sobre la economía nacional.

La clasificación sectorial del gasto de la República, presenta el gasto público desagregado en función de los sectores económicos y sociales del país.

### 6.1.1 Aspectos Generales

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, está tutelado por las directrices emanadas del Ministerio del Poder Popular de Planificación y Finanzas contenidas en los lineamientos del Plan Operativo Anual Nacional 2011 y los Planes Operativos Anuales Institucionales 2011; manteniendo la concordancia con el proceso de articulación y enfoque estratégico del Proyecto Nacional Simón Bolívar, Primer Plan Socialista 2007–2013.

El ejercicio fiscal 2011, estará regido por un conjunto de medidas económicas estructuradas por el Ejecutivo Nacional, para hacer viable una distribución de la riqueza con mayor sentido de justicia social.

La estructuración del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, presenta una directa confrontación con un entorno socio económico internacional en el cual, aún persisten potenciales perturbaciones, producto de la crisis económica a escala global.

En este contexto, la política fiscal constituye un instrumento de estabilización en el corto plazo para mitigar las fluctuaciones vinculadas a los ciclos económicos.

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 hará énfasis en aquellas acciones enfocadas en la construcción de la democracia protagónica, la participación ciudadana y la divulgación y enseñanza de valores éticos de justicia, equidad del género y solidaridad humana.

La composición del gasto para el Proyecto de Ley de Presupuesto 2011, cuyo monto alcanza Bs. 204.208,2 millones, se desglosa por conceptos de la siguiente manera:

- La cantidad de Bs. 121.262,3 millones correspondientes a gasto administrable, entendido éste como las erogaciones necesarias para el normal funcionamiento del Estado y de sus instituciones en procura de satisfacer las necesidades de la población.

- El monto de Bs. 73.316,4 millones correspondientes a gastos legales, conformados por el Situado Constitucional con Bs. 32.739,8 millones, Consejo Federal de Gobierno con Bs. 10.664,1 millones (incluye las Asignaciones Económicas Especiales (LAEE) con Bs. 1.459,2 millones y los recursos que administrará el Fondo de Compensación Interterritorial por Bs. 9.204,9 millones), el Sistema de Justicia con Bs. 3.274,0 millones, las rectificaciones al Presupuesto con Bs. 1.636,9 millones y el Servicio de la Deuda Pública con Bs. 25.001,6 millones.

- La asignación de Bs. 9.629,5 millones correspondientes a programas y proyectos, cuyos desembolsos se sitúan en Bs. 8.996,7 millones, con una contrapartida local de Bs. 632,8 millones. Los principales desembolsos desde el punto de vista cuantitativo alcanzan Bs. 7.342,0 millones, con una participación del 76,2 por ciento del total y a continuación se presentan desglosados con sus respectivos detalles:

  - El monto de Bs. 2.460,1 millones, asignado al Ministerio del Poder Popular para la Energía Eléctrica, a ser ejecutados por la Electrificación del Caroní C.A. (Edelca), para financiar el Proyecto de la central hidroeléctrica Tocoma, con una participación del 25,5 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

  - La cantidad de Bs. 1.408,8 millones, asignada al Ministerio del Poder Popular para las Industrias Básicas y Minería, a ser ejecutados por la Empresa de Producción Social (EPS) Siderúrgica Nacional, C.A., para financiar el diseño, construcción y operación de un complejo siderúrgico, con una participación del 14,6 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

  - El monto de Bs. 1.003,6 millones asignados al Ministerio del Poder Popular para la Energía Eléctrica, a ser ejecutados por la C.A. Energía Eléctrica de Venezuela (Enelven), para financiar la Planta Termozulia III, con una participación del 10,4 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

  - La cantidad de Bs. 715,5 millones, asignados al Ministerio del Poder Popular para el Ambiente, a ser ejecutados por Sistema Hidráulico Yacambú Quíbor, C.A., para financiar obras de regulación y trasvase, desarrollo agrícola del Valle de Quíbor y conservación de la cuenca del Río Yacambú, con una participación del 7,4 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

  - El monto de Bs. 641,1 millones, asignados al Ministerio del Poder Popular para Transporte y Comunicaciones, a ser ejecutados por C.A. Metro de los Teques (Metroteques), para financiar la línea 2. el Tambor-San Antonio de los Altos, con una participación del 6,7 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

- La cantidad de Bs. 501,9 millones, asignados al Ministerio del Poder Popular para Transporte y Comunicaciones, a ser ejecutados por C.A. Metro de Caracas (Cametro), para financiar la rehabilitación de la línea I Metro de Caracas, con una participación del 5,2 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

- El monto de Bs. 337,7 millones, asignados al Ministerio del Poder Popular para la Energía Eléctrica, a ser ejecutados por la Electricidad de Caracas (EDC), para financiar proyectos mayores generación y transmisión, con una participación del 3,5 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

- La cantidad de Bs. 273,3 millones, asignados al Ministerio del Poder Popular para Transporte y Comunicaciones, a ser ejecutados por C.A. Metro de Caracas (Cametro), para financiar la línea 5. tramo Plaza Venezuela-Miranda II, con una participación del 2,8 por ciento del Proyecto de Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011.

## 6.1.2 Aspectos Institucionales

Para el análisis de la clasificación institucional del gasto, se considera la estimación del Producto Interno Bruto (PIB) nominal en Bs. 1.092.517,2 millones, y el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 refleja un monto de Bs. 204.208,2 millones.

En relación a los aspectos institucionales se hace referencia, por el grado de importancia del monto de los créditos presupuestarios asignados en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, a los Órganos Ordenadores de Compromisos y Pagos de la República que se citan a continuación:

El Ministerio del Poder Popular para Relaciones Interiores y Justicia, el Ministerio del Poder Popular de Planificación y Finanzas, el Ministerio del Poder Popular para la Educación, el Ministerio del Poder Popular para la Salud, el Ministerio del Poder Popular para el Trabajo y Seguridad Social, el Ministerio del Poder Popular para la Educación Universitaria, el Consejo Federal de Gobierno y el Ministerio del Poder Popular para la Defensa; los cuales suman en conjunto la cantidad de Bs. 156.413,1 millones que constituyen el 76,6 por ciento del Proyecto de Ley de Presupuesto 2011 y el 14,3 por ciento del PIB.

A continuación se representa gráficamente la estructura del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, de acuerdo al monto asignado.

## Gráfico N° 6-1

**Estructura del Proyecto de Ley de Presupuesto de acuerdo al Monto Asignado Principales Ministerios del Poder Popular**

(Millones de Bolívares y Estructura Porcentual)
Año 2011


37.191,0
18,2%
29.501,5
14,4%
47.795,1
23,5%
26.191,6
12,8%
15.459,1
7,6%
10.228,5
5,0%
10.699,8
5,2%
11.784,5
5,8%
15.357,1
7,5%

- ■ Ministerio del Poder Popular para Relaciones Interiores y Justicia
- □ Ministerio del Poder Popular de Planificación y Finanzas
- ■ Ministerio del Poder Popular para la Educación
- □ Ministerio del Poder Popular para la Salud
- ■ Ministerio del Poder Popular para el Trabajo y Seguridad Social
- □ Ministerio del Poder Popular para la Educación Universitaria
- ■ Consejo Federal de Gobierno
- □ Ministerio del Poder Popular para la Defensa
- ■ Resto de órganos ordenadores de compromisos y pagos y rectificaciones

El análisis que a continuación se presenta, se desarrolla en función de los principales Órganos Ordenadores de Compromisos y Pagos de la República según sus respectivas asignaciones presupuestarias.

El Ministerio del Poder Popular para Relaciones Interiores y Justicia, es el órgano rector de las políticas del Estado venezolano dirigidas a garantizar la seguridad integral de los habitantes, en un marco de paz, justicia y responsabilidad social.

Su asignación presupuestaria es de Bs. 37.191,0 millones que representa el 18,2 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 3,4 por ciento del PIB. A continuación se señalan los principales proyectos en el siguiente cuadro.

**CUADRO N° 6-1**
**MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA**
**DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2011**
**(Millones de Bolívares)**

| CÓDIGO | DENOMINACIÓN | UNIDAD DE MEDIDA | CANTIDAD | MONTO |
|---|---|---|---|---|
| 260074000 | Despliegue del Cuerpo de Policía Nacional Bolivariana en el Territorio Nacional. | Servicio | 17 | 1.202,4 |
| 260075000 | Fortalecimiento del Sistema Penitenciario Venezolano | Interno | 47.000 | 600,0 |
| 269999000 | Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados | Bolívar | 521.666.237 | 521,7 |
| 260076000 | Incremento del Esclarecimiento de los Hechos Punibles en el Territorio Nacional | Acta / Expediente | 103.980 | 450,0 |
| 260078000 | Hacia la transformación del Nuevo Modelo Policial | Informe/ Reporte | 365 | 400,0 |
| | Resto de proyectos | | | 538.6 |
| | **TOTAL PROYECTOS** | | | 3.712,7 |

El Ministerio del Poder Popular de Planificación y Finanzas, tiene por objeto la regulación, formulación y seguimiento de políticas; la planificación y realización de actividades del Ejecutivo Nacional en materia de planificación y finanzas.

Su asignación presupuestaria es de Bs. 29.501,5 millones que representa el 14,4 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 2,7 por ciento del PIB.

A continuación se señalan los principales proyectos en el siguiente cuadro.

**CUADRO N° 6-2**
**MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS**
**DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2011**
**(Millones de Bolívares)**

| CÓDIGO | DENOMINACIÓN | UNIDAD DE MEDIDA | CANTIDAD | MONTO |
|---|---|---|---|---|
| 609999000 | Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados | Bolívar | 1 | 317,7 |
| 600007000 | Fortalecimiento del Sistema Presupuestario Público y su Técnica por Proyecto. | Informe técnico | 15 | 90,4 |
| 600023000 | Formación, Capacitación y Adiestramiento en el área de las Ciencias Fiscales y la Administración Pública | Alumno | 638 | 83,0 |
| | Resto de proyectos | | | 90,9 |
| | **TOTAL PROYECTOS** | | | **582,0** |

El Ministerio del Poder Popular para la Educación, es el órgano de la Administración Pública Nacional responsable de la regulación, formulación y seguimiento de las políticas, la planificación y realización de las actividades del Ejecutivo Nacional con respecto a la orientación, programación, desarrollo, promoción, coordinación, supervisión, control y evaluación del sistema educativo en: educación básica (inicial y primaria), educación media y educación especial.

Su asignación presupuestaria es de Bs. 26.191,6 millones que representa el 12,8 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 2,4 por ciento del PIB.

Los proyectos a ser ejecutados por este ministerio alcanzan Bs. 18.073,7 millones, dentro de los cuales se destaca la recurrencia y apertura del año escolar con Bs. 15.033,8 millones.

El Ministerio del Poder Popular para la Salud, asigna créditos presupuestarios orientados a continuar con los avances en la prestación de sus servicios, bajo los enfoques de gratuidad y universalidad. Con ello impulsa la ejecución de los proyectos bandera como: misión Barrio Adentro I, II, III y IV, plan nacional de vacunación, proyecto madre, plan de salud indígena, fortalecimiento de la red de suministro y distribución de medicamentos, entre otros.

Su asignación presupuestaria es de Bs. 15.459,0 millones que representa el 7,6 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 1,4 por ciento del PIB.

A continuación se detallan los principales proyectos de este ministerio.

**CUADRO N° 6-3**
**MINISTERIO DEL PODER POPULAR PARA LA SALUD**

**DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2011**
**(Millones de Bolívares)**

| CÓDIGO | DENOMINACIÓN | UNIDAD DE MEDIDA | CANTIDAD | MONTO |
|---|---|---|---|---|
| 549998000 | Transferencias de Competencias a los Estados Descentralizados | Bolívar | 3.014.255.631 | 3.014,3 |
| 549999000 | Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados | Bolívar | 1.891.642.145 | 1.891,6 |
| 540094000 | Optimización de los servicios que componen la red asistencial del Sistema Público Nacional de Salud, para atender a la población del Distrito Capital | Consulta | 2.204.960 | 507,2 |
| 540080000 | Atención integral, oportuna y de calidad a pacientes con patologías de alto costo que requieren insumos y equipos para la resolución médica | Servicio | 40 | 500,0 |
| 540079000 | Garantizar el funcionamiento operativo de los hospitales Ciudad Hospitalaria Dr. Enrique Tejera y Maternidad María Ibarra del Estado Carabobo; Maternidad Negra Hipólita del Estado Bolívar; Hospital General de Táriba y Oncológico del Táchira, Estado Táchira y Centro Docente Cardiológico Bolivariano (Cedocabar) del Estado Aragua | Paciente | 1.451.870 | 491,3 |
| | Resto de Proyectos | | | 2.001,7 |
| | **TOTAL PROYECTOS** | | | **8.406,1** |

El Ministerio del Poder Popular para el Trabajo y Seguridad Social, fundamenta su política en la construcción de la seguridad social, con el mayor rango posible de inclusión poblacional, en condiciones de democratización de las organizaciones sindicales y en un marco de respeto a los derechos colectivos de los trabajadores.

Su asignación presupuestaria es de Bs. 15.357,1 millones que representa el 7,5 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 1,4 por ciento del PIB.

Los proyectos a ser ejecutados por este Ministerio alcanzan Bs. 14.024,3 millones, dentro de los cuales se destaca el proyecto "Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados" con Bs. 13.668,8 millones; de los cuales corresponde al Instituto Venezolano de los Seguros Sociales (IVSS) Bs. 13.537,4 millones.

El Ministerio del Poder Popular para la Educación Universitaria, es el órgano rector del sistema educativo universitario, el cual ha diseñado múltiples alternativas en las distintas áreas del conocimiento para los bachilleres que desean incorporarse a los programas nacionales de formación a través de las Universidades, Institutos y Colegios Universitarios. De igual manera atenderá programas de apoyo estudiantil, proyectos de investigación y otras necesidades prioritarias.

Su asignación presupuestaria es de Bs. 11.784,5 millones que representa el 5,8 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 1,1 por ciento del PIB.

El Ministerio del Poder Popular para la Educación Universitaria contempla entre sus proyectos, los Aportes y Transferencias para Financiar los Proyectos de los Entes Descentralizados por Bs. 5.735,2 millones.

El Consejo Federal de Gobierno, es el órgano encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del Poder Nacional a los Estados y Municipios. En consecuencia, establece los lineamientos que se aplican a los procesos de transferencia de las competencias y atribuciones de las entidades territoriales, hacia las organizaciones de base del Poder Popular.

Su asignación presupuestaria es de Bs. 10.699,8 millones que representa el 5,2 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 1,0 por ciento del PIB.

El Consejo Federal de Gobierno contempla el proyecto de promoción al desarrollo integral de la nación y el equilibrio territorial, a través de la distribución y transferencia de los recursos financieros a los Estados, Municipios, Distritos motores de desarrollo y a las organizaciones de base del poder popular con Bs. 10.679,0 millones.

El Ministerio del Poder Popular para la Defensa, centra su actuación en lo señalado en el artículo 299 de la Constitución de la República Bolivariana de Venezuela en lo que se refiere al desarrollo armónico de la economía nacional mediante una planificación estratégica, participativa y de consulta abierta; y el artículo 328 establece que la Fuerza Armada Nacional es el garante de la independencia y soberanía de la Nación, así como de la integridad del espacio geográfico mediante la defensa militar, la cooperación en el mantenimiento del orden interno y la participación activa en el desarrollo nacional.

Su asignación presupuestaria es de Bs. 10.228,5 millones, equivalente a un 5,0 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y un 0,9 por ciento del PIB.

A continuación se detallan los principales proyectos del ministerio.

**CUADRO N° 6-4**
**MINISTERIO DEL PODER POPULAR PARA LA DEFENSA**

**DETALLE DE LOS PRINCIPALES PROYECTOS DE ACUERDO AL MONTO ASIGNADO AÑO 2011**
**(Millones de Bolívares)**

| CÓDIGO | DENOMINACIÓN | UNIDAD DE MEDIDA | CANTIDAD | MONTO |
|---|---|---|---|---|
| 089999000 | Aportes y Transferencias para financiar los Proyectos de los Entes Descentralizados | Bolívar | 1.968.765.297 | 1.968,8 |
| 080049000 | Cuidado Integral de la Salud a través de la Red Sanitaria Militar | Paciente | 2.125.035 | 241,6 |
| | Resto de Proyectos | | | 711,8 |
| | **TOTAL PROYECTOS** | | | **2.922,2** |

El resto de los órganos ordenadores de compromisos y pagos y rectificaciones al presupuesto, totalizan Bs. 47.795,1 millones, con una participación del 23,4 por ciento del Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y un 4,4 por ciento del PIB.

Estos órganos ordenadores de compromisos y pagos, ejecutarán igualmente proyectos estratégicos y relevantes para estimular el desarrollo nacional y el bienestar social a nivel general.

Las rectificaciones al presupuesto, representan un crédito, cuyo monto no podrá ser inferior a cero coma cinco por ciento ni superior al uno por ciento de los ingresos ordinarios estimados en el mismo presupuesto. El Ejecutivo Nacional podrá disponer de este crédito para atender gastos imprevistos que se presenten en el transcurso del ejercicio o para aumentar los créditos presupuestarios que resulten insuficientes.

Se continúa con el financiamiento de los proyectos sociales y misiones, como instrumentos para superar las desigualdades sociales a que estuvo sometida la población venezolana más vulnerable. Esta asignación se ubica en Bs. 22.972,5 millones y representa el 11,2 por ciento del total de los créditos presupuestarios correspondientes al Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 y el 2,1 por ciento del PIB.

Los principales proyectos sociales y misiones, de acuerdo a su asignación presupuestaria totalizan Bs. 18.507,8 millones, que constituyen el 80,6 por ciento del total presupuestado para proyectos sociales y misiones.

Se desglosa a continuación en orden cuantitativo descendente, el detalle de los proyectos sociales y misiones contemplados en el Proyecto de Presupuesto para el ejercicio fiscal 2011, de acuerdo al monto: asignaciones económicas otorgadas al Instituto Venezolano de los Seguros Sociales (IVSS) Bs. 12.569,7 millones, Programa para la Seguridad Alimentaria y el Desarrollo Rural (PESA) Bs. 2.140,5 millones, Fundación Misión Barrio Adentro Bs. 841,5 millones, Fondo de aporte del sector público (FASP) Bs. 1.050,0 millones, Proyecto Alimentario Escolar Escuelas Bolivarianas Bs. 1.031,1 millones y Fundación Programa de Alimentos Estratégicos (Fundaproal) Bs. 875,0 millones; el resto de Proyectos Sociales y Misiones se ubica en Bs. 4.464,7 millones.

A continuación se presenta la clasificación institucional del gasto total correspondiente al Proyecto de Ley de Presupuesto para el Ejercicio fiscal 2011:

CUADRO N° 6-5
CLASIFICACIÓN INSTITUCIONAL DEL GASTO TOTAL

PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| DENOMINACIÓN | TOTAL | PORCENTAJE DE PARTICIPACIÓN RESPECTO AL TOTAL | PORCENTAJE PIB |
|---|---|---|---|
| Asamblea Nacional | 832,6 | 0,4 | 0,1 |
| Contraloría General de la República | 274,8 | 0,1 | 0,0 |
| Consejo Nacional Electoral | 1.715,5 | 0,8 | 0,2 |
| Ministerio del Poder Popular para Relaciones Exteriores | 1.099,7 | 0,5 | 0,1 |
| Ministerio del Poder Popular para la Defensa | 10.228,5 | 5,0 | 0,9 |
| Ministerio del Poder Popular para la Educación | 26.191,6 | 12,8 | 2,4 |
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | 15.357,1 | 7,5 | 1,4 |
| Ministerio del Poder Popular para el Ambiente | 1.886,9 | 0,9 | 0,2 |
| Tribunal Supremo de Justicia | 4.728,0 | 2,3 | 0,4 |
| Ministerio Público | 1.371,9 | 0,7 | 0,1 |
| Procuraduría General de la República | 90,7 | 0,0 | 0,0 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 37.191,0 | 18,2 | 3,4 |
| Defensoría del Pueblo | 113,4 | 0,1 | 0,0 |
| Vicepresidencia de la República | 924,5 | 0,5 | 0,1 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 2.511,9 | 1,2 | 0,2 |
| Ministerio del Poder Popular para la Educación Universitaria | 11.784,5 | 5,8 | 1,1 |
| Ministerio del Poder Popular para la Comunicación y la Información | 598,2 | 0,3 | 0,1 |
| Ministerio del Poder Popular del Despacho de la Presidencia | 3.415,0 | 1,7 | 0,3 |
| Consejo Moral Republicano | 4,2 | 0,0 | 0,0 |
| Superintendencia Nacional de Auditoria Interna | 20,8 | 0,0 | 0,0 |
| Ministerio del Poder Popular para la Alimentación | 3.171,6 | 1,6 | 0,3 |
| Ministerio del Poder Popular para las Industrias Básicas y Minería | 1.521,9 | 0,7 | 0,1 |
| Ministerio del Poder Popular para el Turismo | 123,7 | 0,1 | 0,0 |
| Ministerio del Poder Popular para la Energía y Petróleo | 290,6 | 0,1 | 0,0 |
| Ministerio del Poder Popular para la Cultura | 950,7 | 0,5 | 0,1 |
| Ministerio del Poder Popular para el Deporte | 778,6 | 0,4 | 0,1 |
| Ministerio del Poder Popular para los Pueblos Indígenas | 146,4 | 0,1 | 0,0 |
| Ministerio del Poder Popular para el Comercio | 236,6 | 0,1 | 0,0 |
| Ministerio del Poder Popular para la Salud | 15.459,1 | 7,6 | 1,4 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 1.957,2 | 1,0 | 0,2 |

**CUADRO N° 6-5**
**CLASIFICACIÓN INSTITUCIONAL DEL GASTO TOTAL**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolivares)**

| DENOMINACIÓN | TOTAL | PORCENTAJE DE PARTICIPACIÓN RESPECTO AL TOTAL | PORCENTAJE PIB |
|---|---|---|---|
| Ministerio del Poder Popular para las Comunas y Protección Social | 2.515,4 | 1,2 | 0,2 |
| Ministerio del Poder Popular para la Mujer y la Igualdad de Género | 308,9 | 0,2 | 0,0 |
| Ministerio del Poder Popular para la Energía Eléctrica | 7.072,5 | 3,5 | 0,6 |
| Ministerio del Poder Popular de Planificación y Finanzas | 29.501,5 | 14,4 | 2,7 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 5.422,4 | 2,7 | 0,5 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 2.073,6 | 1,0 | 0,2 |
| Consejo Federal de Gobierno | 10.699,8 | 5,2 | 1,0 |
| Rectificaciones al Presupuesto | 1.636,9 | 0,8 | 0,1 |
| **TOTAL** | **204.208,2** | **100,0** | **18,7** |

## 6.2 Análisis de los Principales Conceptos del Gasto de la República

Los Principales Conceptos del Gasto, refleja todas las asignaciones predeterminadas definidas por preceptos constitucionales y demás leyes, representan el 35,9 por ciento, lo que determina la rigidez que experimenta el presupuesto de gasto de la República.

En este sentido, el presupuesto de gastos de 2011 como instrumento de la gestión gubernamental, asigna el 64,1 por ciento para la política de Estado con el propósito de: mantener las conquistas sociales, avanzar en la profundización del Proyecto Socialista Bolivariano, mejorar la gestión de órganos y entes de la Administración Pública Nacional, preservar el empleo, reforzar el sector productivo interno y orientar la inversión financiera pública y privada hacia los sectores más estratégicos, directrices enmarcadas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

A continuación se muestra los Principales Conceptos del Gasto por Fuente de Financiamiento:

**CUADRO N° 6-6**
**PRINCIPALES CONCEPTOS DEL GASTO POR FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | RECURSOS ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **Legales** | **62.586,7** | | **10.729,7** | | | **73.316,4** |
| Servicio de la deuda pública | 14.271,9 | | 10.729,7 | | | 25.001,6 |
| Gobernaciones y Alcaldías | 43.403,9 | | | | | 43.403,9 |
| • Situado Constitucional | 32.739,8 | | | | | 32.739,8 |
| • Consejo Federal de Gobierno | 10.664,1 | | | | | 10.664,1 |
| Sistema de Justicia | 3.274,0 | | | | | 3.274,0 |
| Rectificaciones al Presupuesto | 1.636,9 | | | | | 1.636,9 |
| **Proyectos por Endeudamiento** | | **9.629,5** | | | | **9.629,5** |
| **Organismos con Autonomía Func. a/** | **5.802,9** | | | | | **5.802,9** |
| **Universidades Nacionales b/** | **6.514,2** | | | **2.983,9** | | **9.498,1** |
| **Otros gastos** | **88.795,1** | | | **17.016,1** | **150,1** | **105.961,3** |
| **TOTAL** | **163.698,9** | **9.629,5** | **10.729,7** | **20.000,0** | **150,1** | **204.208,2** |

a/ No incluye asignaciones legales, proyectos por endeudamiento, ni obligaciones de ejercicios anteriores

b/ Incluye los aportes del Consejo Nacional de Universidades (CNU)

A continuación se presenta la estructura gráfica de esta clasificación:

**Gráfico N° 6-2**
**Principales Conceptos del Gasto**
(Estructura Porcentual)
Año 2011


Aspectos Legales
35,9%
Otros Gastos
56,5%
Proyectos
4,7%
Universidades
Nacionales
0,0%
Organismos con
Autonomía
Funcional
2,9%

De acuerdo a la técnica de presupuesto por proyectos, el referido presupuesto, destina Bs. 110.947,0 millones para acciones centralizadas, donde se reflejan el funcionamiento de los organismos y Bs. 93.261,2 millones, para el desarrollo de los proyectos estratégicos establecidos por el Ejecutivo Nacional.

**CUADRO N° 6-7**
**PRINCIPALES CONCEPTOS DEL GASTO POR ACCIONES CENTRALIZADAS Y POR PROYECTOS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | ACCIONES CENTRALIZADAS [c/] | PROYECTOS | TOTAL | PORCENTAJE | |
|---|---|---|---|---|---|
| | | | | PARTICIPACIÓN | PIB |
| **Legales** | **61.019,0** | **12.297,4** | **73.316,4** | **35,9** | **6,7** |
| Servicio de la Deuda Pública | 25.001,6 | | 25.001,6 | 12,2 | 2,3 |
| Gobernaciones y Alcaldías | 32.739,8 | 10.664,1 | 43.403,9 | 21,3 | 4,0 |
| • Situado Constitucional | 32.739,8 | | 32.739,8 | 16,0 | 3,0 |
| • Consejo Federal de Gobierno | | 10.664,1 | 10.664,1 | 5,3 | 1,0 |
| Sistema de Justicia | 1.640,7 | 1.633,3 | 3.274,0 | 1,6 | 0,3 |
| Rectificaciones al Presupuesto | 1.636,9 | | 1.636,9 | 0,8 | 0,1 |
| **Proyectos por Endeudamiento** | | **9.629,5** | **9.629,5** | **4,7** | **0,9** |
| **Organismos con Autonomía Funcional [a/]** | **2.815,0** | **2.987,9** | **5.802,9** | **2,9** | **0,5** |
| **Universidades Nacionales [b/]** | **4.913,8** | **4.584,3** | **9.498,1** | **4,6** | |
| **Otros Gastos** | **42.199,2** | **63.762,1** | **105.961,3** | **51,9** | **10,6** |
| **TOTAL** | **110.947,0** | **93.261,2** | **204.208,2** | **100,0** | **18,7** |

a/ No incluye asignaciones legales, proyectos por endeudamiento, ni obligaciones de ejercicios anteriores

b/ Incluye los aportes del Consejo Nacional de Universidades (CNU)

c/ Incluye Rectificaciones al Presupuesto

Del cuadro anterior, se desprende que la mayor participación 54,4 por ciento está conformada por acciones centralizadas, por cuanto en las mismas se clasifican las asignaciones predeterminadas.

## 6.2.1 Asignaciones Legales

Los créditos presupuestarios de las asignaciones legales constituyen compromisos establecidos en la Constitución de la República Bolivariana de Venezuela, en concordancia con lo dispuesto en el artículo 177 de la Ley Orgánica de Administración Financiera del Sector Público. Para este renglón se estima la cantidad de Bs. 73.316,4 millones, resaltando entre ellos los recursos destinados al pago del Servicio de la Deuda Pública bajo la administración del Ministerio del Poder Popular de Planificación y Finanzas, y los aportes otorgados a las Gobernaciones, Alcaldías y demás entidades políticos territoriales.

En referencia al Servicio de la Deuda Pública, se ha presupuestado por Bs. 25.001,6 millones, que representa el 12,2 por ciento del total de presupuesto y el 2,3 por ciento del PIB, lo que permitirá cumplir con los compromisos que en materia de endeudamiento se refiere.

En cuanto, a los recursos previstos para las Gobernaciones, Alcaldías y demás entidades alcanzan la cifra de Bs. 43.403,9 millones, equivalentes al 21,3 por ciento del total y el 4,0 por ciento del PIB. Este rubro lo conforman, por una parte, el Situado Constitucional con

Bs. 32.739,8 millones correspondiendo a los Estados la cantidad de Bs. 26.191,8 millones y a los Municipios la cantidad de Bs. 6.548,0 millones, de acuerdo a la Ley Orgánica de Descentralización y Delimitación de Transferencia de Competencias del Sector Público.

Por la otra parte, el Consejo Federal de Gobierno por Bs. 10.664,1 millones, el cual se crea como órgano rector, encargado de planificar y coordinar las políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del Poder Nacional a los estados y municipios, de conformidad a la Ley Orgánica del Consejo Federal de Gobierno, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 5.963 Ext. de fecha 22/02/2010.

La eliminación del Fondo Intergubernamental para la Descentralización (Fides), según su Ley Especial de Liquidación, y la reforma de la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE), publicadas en Gaceta Oficial de la República Bolivariana de Venezuela N° 5.991 Ext. del 29/07/2010, y la puesta marcha del Consejo Federal de Gobierno, permitirá profundos avances en el proceso de descentralización que adelanta el Ejecutivo Nacional, en pro de alcanzar mejoras en la implementación de la política pública nacional.

El Consejo Federal de Gobierno, a través del Fondo de Compensación Interterritorial (FCI), facilitará los recursos a la inversión de proyectos de infraestructura, sociales, de servicios, productivos, científicos, tecnológicos y comunitarios, que propongan las entidades territoriales. Por tal motivo, se asignan Bs. 10.664,1 millones, los cuales provienen del 15 por ciento del monto estimado por concepto de IVA (Bs. 9.204,9 millones) y de la LAEE (Bs. 1.459,2 millones).

Seguidamente, en el gráfico N° 6-3, se muestra la estructura porcentual de las asignaciones legales:

**Gráfico N° 6-3**
**Asignaciones Legales**
(Estructura Porcentual)
Año 2011


Sistema de Justicia 4,5%
Rectificaciones 2,2%
Consejo Federal de Gobierno 14,5%
Servicio de la Deuda 34,1%
Situado Constitucional 44,7%

## 6.2.2 Proyectos por Endeudamiento

Con el objeto de reimpulsar la economía nacional, el Proyecto de Ley de Presupuesto 2011 asigna Bs. 9.629,5 millones para el financiamiento y continuación de proyectos enmarcados en las directrices del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

En el campo de infraestructura vial resalta la continuidad de los proyectos de transporte masivo, tales como: Proyectos orientados a mejorar las vías de comunicaciones y transporte, dando importancia por una parte, a la responsabilidad del Instituto de Ferrocarriles del Estado en el Sistema Ferroviario Central "Ezequiel Zamora" Tramo Puerto Cabello – La Encrucijada, y por la otra, al desarrollo de la Línea 2 El Tambor – San Antonio de los Altos, Línea 5 Tramo Plaza Venezuela – Miranda II y Rehabilitación de la Linea I Metro de Caracas.

Con relación al sector energético, apunta al desarrollo de obras de gran envergadura, tal y como los proyectos de recuperación de la infraestructura eléctrica nacional tanto en la generación, transmisión y distribución de la red eléctrica, dirigidos a incrementar la producción de electricidad tanto por fuentes hidrológicas como las producidas por fuentes térmicas. A tal efecto se cuenta con los siguientes proyectos: la Central Hidroeléctrica Tocoma, Planta Termozulia III y Proyectos Mayores Generación y Transmisión.

En materia ambiental, se continuará con la política de administración y mejor distribución del recurso agua, por lo cual se realizarán proyectos de conservación de aguas y saneamiento ambiental, que apuntalan a la construcción y ampliación de cloacas y acueductos; a la rehabilitación de los sistemas de agua y al saneamiento ambiental integral, con miras a dotar al país de la infraestructura requerida para aprovechar racionalmente los recursos naturales. En este sentido, se destacan los proyectos más significativos: Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la Cuenca del Río Yacambú; y Agua Potable y Saneamiento en Zonas Urbanas y Rurales, entre otros.

De los organismos de la Administración Pública Nacional con mayor participación en proyectos financiados por la Ley Especial de Endeudamiento 2011, se destacan los siguientes: Energía Eléctrica Bs. 4.739,3 millones; Transporte y Comunicaciones con Bs. 2.103,3 millones, Ambiente por Bs. 915,6 millones e Industrias Básicas y Minería Bs. 1.408,8 millones.

## 6.2.3 Organismos con Autonomía Funcional

El presupuesto de gastos y aplicaciones financieras de los organismos con autonomía funcional, financiera y administrativa, se enfoca en el cumplimiento de las atribuciones establecidas en nuestra carta magna y las leyes, por este motivo, se asignan Bs. 5.802,9 millones, equivalente al 2,9 por ciento del total del Presupuesto y el 0,5 por ciento del PIB.

**CUADRO N° 6-8**
**ORGANISMOS CON AUTONOMÍA FUNCIONAL**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
(Millones de Bolívares)

| CONCEPTOS | ACCIONES CENTRALIZADAS | PROYECTOS | MONTO | PORCENTAJE |
|---|---|---|---|---|
| Asamblea Nacional | 546,5 | 278,6 | 825,1 | 14,2 |
| Contraloría General de la República | 164,2 | 110,4 | 274,6 | 4,7 |
| Consejo Nacional Electoral | 1.461,7 | 253,3 | 1.715,0 | 29,6 |
| Tribunal Supremo de Justicia | | 1.449,0 | 1.449,0 | 25,0 |
| Ministerio Público | 573,4 | 796,2 | 1.369,6 | 23,6 |
| Defensoría del Pueblo | 38,8 | 74,3 | 113,1 | 1,9 |
| Superintendencia Nacional de Auditoría Interna | 9,6 | 11,2 | 20,8 | 0,4 |
| Consejo Federal de Gobierno | 20,8 | 14,9 | 35,7 | 0,6 |
| **TOTAL** | **2.815,0** | **2.987,9** | **5.802,9** | **100,0** |

**Nota:** No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni obligaciones de ejercicios anteriores

A continuación los Organismos con Autonomía Funcional relevantes:

- Consejo Nacional Electoral cuenta con Bs. 1.715,0 millones, para el desarrollo de sus competencias, entre ellas: la gerencia del Registro Civil y la optimización de la plataforma tecnológica electoral, de los cuales, la Ley Orgánica de Registro Civil como instrumento para la adecuada gestión del mismo y fortalecimiento de los mecanismos para garantizar a las venezolanas y venezolanos los derechos fundamentales de identidad y ciudadanía; y la puesta en marcha de un programa de mantenimiento y renovación de componentes esenciales de la plataforma electoral, para brindar un sistema electoral venezolano, de referencia mundial en tecnología y confiabilidad.

- Tribunal Supremo de Justicia como órgano rector del Poder Judicial, se le asigna la cantidad de Bs. 1.449,0 millones para promover la protección y tutela de los derechos y garantías constitucionales del justiciable. Asimismo, la consolidación de la función judicial para garantizar el Estado democrático y social del derecho y de justicia; la adecuación y mantenimiento de la plataforma tecnológica, espacios físicos, equipamiento del máximo tribunal; el apoyo a los proyectos de la Escuela Nacional de la Magistratura, en cuanto a la continuidad de los procesos de evaluación y concursos de jueces, para optar a la titularidad de los cargos; entre otros.

- El Ministerio Público, con el objeto de cumplir su misión en el marco de la preservación del Estado de Derecho, dispuesto a garantizar el desarrollo de los procesos judiciales, con la celeridad requerida y óptima administración de justicia; se propone el cumplimiento de sus objetivos mediante la puesta en marcha de los siguientes proyectos: modernización tecnológica del organismo; formación y capacitación del capital humano, seguridad socioeconómica de los beneficios directos e indirectos del personal activo, jubilado y pensionado; y acciones que propicien la exacta observancia de la Constitución y las leyes, para lograr la efectiva prevención y lucha contra la impunidad. Para cumplir con tales objetivos se le asigna la cantidad de Bs. 1.369,6 millones.

- La Asamblea Nacional como órgano legislativo nacional de la República, dispondrá de Bs. 825,1 millones para financiar su política del gasto, impulsando el parlamentarismo social de la calle; la participación protagónica de los ciudadanos y ciudadanas, en la gestión de los poderes públicos; desarrollar mecanismos que permitan evaluar la gestión pública de manera concertada entre el Poder Legislativo, el Poder Ejecutivo y los beneficiarios de las políticas públicas y mantener la plataforma tecnológica, la asesoría y asistencia técnica adecuada al uso racional, eficiente y eficaz de un sistema de información y telecomunicaciones que asegure las comunicaciones internas y externas de la institución.

## 6.2.4 Universidades Nacionales

El Estado por medio del Ministerio del Poder Popular para la Educación Universitaria, garantizará a través de sus instituciones, una educación universitaria, para el beneficio de todas y todos, inclusiva, sin discriminaciones de género, etnia, cultura, o socioeconómicas, de edad o de discapacidad física, tal y como lo consagra la Ley de Universidades. En este sentido, se le otorga a las Universidades Nacionales recursos por el orden de Bs. 9.498,1 millones, de los cuales Bs.452,1 millones, provienen de la asignación otorgada por el Servicio Autónomo Consejo Nacional de Universidades (CNU), de acuerdo a lo previsto en la misma normativa.

## 6.2.5 Otros Gastos

El apartado de otros gastos alcanza un monto de Bs. 105.961,3 millones equivalentes al 51,9 por ciento del total asignado al Proyecto de Ley de Presupuesto 2011 y el 10,6 por ciento del PIB.

Seguidamente se muestra el cuadro que detalla los componentes de este rubro:

**CUADRO N° 6-9**
**OTROS GASTOS**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolivares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Gastos de Personal | 39.606,7 | 37,4 |
| Materiales, Suministros y Mercancías | 3.812,2 | 3,6 |
| Alquileres de Inmuebles, Maquinarias y Equipos | 166,2 | 0,2 |
| Servicios Básicos | 550,8 | 0,5 |
| Conservaciones y Reparaciones Menores de Maquinarias, Equipos y Obras | 438,7 | 0,4 |
| Impuestos Indirectos | 536,9 | 0,5 |
| Reparaciones, Conservaciones, Ampliaciones y Mejoras Mayores de Obras | 80,4 | 0,1 |
| Adquisición de Repuestos, Maquinarias, Equipos e Inmuebles | 866,6 | 0,8 |
| Contratación y Construcción de Obras | 8,5 | |
| Otros Activos Financieros | 226,2 | 0,2 |
| Gastos de Defensa y Seguridad del Estado | 164,5 | 0,2 |
| Subsidios al Sector Privado | 1.576,8 | 1,5 |
| Transferencias y Donaciones al Exterior | 141,9 | 0,1 |

CUADRO N° 6-9
OTROS GASTOS

PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolívares)

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Aportes a Pensionados y Jubilados | 6.884,0 | 6,5 |
| Otras Asignaciones al Sector Público | 48.928,8 | 46,2 |
| Asignaciones No Distribuidas | 20,0 | |
| Obligaciones de Ejercicios Anteriores y Otros Pasivos | 437,4 | 0,4 |
| Otros Gastos | 1.514,6 | 1,4 |
| **TOTAL** | **105.961,2** | **100,0** |

De los gastos de funcionamiento de los organismos, a continuación los más relevantes:

- Los gastos de personal por Bs. 39.606,7 millones, destinados a cumplir con los compromisos en materia laboral como: cancelación de las respectivas nóminas de los trabajadores públicos del Poder Nacional, hacer efectivo la aplicación de las correspondientes contrataciones colectivas, llevar a cabo la implementación del programa de alimentación a través del otorgamiento de cesta ticket de alimentación; además de cubrir la incidencia del 25 por ciento producto del aumento del salario mínimo para los trabajadores públicos, de acuerdo al Decreto 7.237 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.372 de fecha 23/02/2010 y el incremento del 40 por ciento del sueldo básico para el personal militar, de conformidad al Decreto N° 7.391 publicado en Gaceta Oficial de la República Bolivariana de Venezuela del 22/06/2010. No incluye lo correspondiente a organismos con autonomía funcional y lo estimado por este concepto para proyectos por endeudamiento.

- Para el funcionamiento de los entes descentralizados, Gobernaciones y los Municipios se destina Bs. 48.928,8 millones, así como los proyectos de carácter social. Cabe destacar que este rubro no incluye los proyectos por endeudamiento, los aportes legales y las transferencias otorgadas a las universidades nacionales. Entre los entes descentralizados con mayor participación en este rubro se tienen: el Instituto Venezolano de los Seguros Sociales (IVSS) por Bs. 14.504,5 millones, CVG Electrificación del Caroní (Edelca) por Bs. 3.057,6 millones, la Corporación de Abastecimiento y Servicios Agrícolas, S.A (CASA) por Bs. 2.140,5 millones, Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa) Bs. 1.929,3 millones y el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) por Bs. 1.504,9 millones.

  En cuanto a las asignaciones para las misiones y proyectos de carácter social, se destacan las siguientes: las misiones sociales cuentan con la Fundación Misión Samuel Robinson, Fundación Misión Identidad, Fundación Misión Milagro, Fundación Misión Sucre, Fundación Misión Piar, Fundación Misión Barrio Adentro, Fundación Misión Cultura, Fundación Misión Negra Hipólita, Fundación Misión Che Guevara, Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" y la Fundación Misión Niño Jesús, como política socialista promotora del bienestar de la comunidad. Entre los demás proyectos se tienen: el Programa para la Seguridad Alimentaria y el Desarrollo Rural (PESA), el Programa de Alimentos Estratégicos, el Programa Alimentario Escolar, el Programa de Subsidio al Pasaje Estudiantil y Programa de Protección Nutricional, entre otros.

- Los aportes destinados a los pensionados y jubilados por Bs. 6.884,0 millones, los cuales incluyen las respectivas nóminas, los aguinaldos, demás beneficios económicos previstos en la convención colectiva; así como la incidencia que genera el incremento de sueldos y salarios aprobados en el año 2010, entre otros.

- El resto de gastos de funcionamiento de los órganos del Poder Nacional como: la adquisición de materiales, suministros y mercancías, alquileres de inmuebles, maquinarias y equipos, la cancelación de los servicios básicos, la conservación y reparaciones menores, entre otros, permitirán a los órganos mantener los niveles de operatividad acordes con sus funciones. Para ello se estima Bs. 4.967,9 millones.
- Los subsidios al Sector Privado por Bs. 1.576,8 millones que involucra las asignaciones para las instituciones gremiales, instituciones benéficas, religiosas, entre otros subsidios.

## 6.3 Clasificación Económica del Gasto Fiscal de la República 2011

El Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, acorde con el sistema de planificación, producción y distribución orientado hacia el Socialismo, permitirá la creación de una nueva estructura económica y social incluyente tal y como lo establece las acciones y metas previstas en el Proyecto Nacional "Simón Bolívar" conjuntamente con las acciones establecidas en el Plan de Desarrollo Económico y Social 2007-2013, con la finalidad de generar la eficiencia y la eficacia del gasto.

En éste sentido, el proceso de transición hacia una estructura económico - social más incluyente, desarrolla un nuevo modelo productivo endógeno como base económica del Socialismo del Siglo XXI que permitirá al país avanzar en la cobertura y la universalización en la satisfacción de necesidades de alimentación, salud, educación, vivienda y empleo; así como, en la construcción de un sector público al servicio del ciudadano que conduzca a la transformación de la sociedad.

La clasificación económica permite determinar la orientación del gasto y destino de los recursos para analizar los efectos de la actividad pública sobre la economía nacional que para el Proyecto de Presupuesto del ejercicio fiscal 2011 arroja los siguientes resultados.

Del total de los créditos asignados se orientarán a los gastos corrientes por Bs. 159.307,4 millones que representan el 78,0 por ciento; a gastos de capital e inversión financiera por Bs. 41.710,8 millones que representan el 20,4 por ciento y a las aplicaciones financieras por Bs. 3.190,0 millones equivalentes al 1,6 por ciento.

**CUADRO N° 6-10**
**CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
(Millones de Bolívares)

| CONCEPTOS | ORDINARIO | PROYECTOS POR ENDEUDA-MIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **Gastos corrientes** | **131.511,0** | **41,2** | **7.684,9** | **19.920,2** | **150,1** | **159.307,4** |
| Gastos de consumo | 44.740,4 | 12,2 | 331,0 | 10.308,2 | 0,0 | 55.391,8 |
| Gastos de la propiedad | 13.172,5 | | 7.353,9 | | | 20.526,4 |
| Transferencias y donaciones corrientes | 71.955,9 | 29,0 | | 9.612,0 | 150,1 | 81.747,0 |
| Rectificaciones al presupuesto | 1.636,9 | | | | | 1.636,9 |
| Otros gastos corrientes | 5,3 | | | | | 5,3 |

**CUADRO N° 6-10**
**CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | ORDINARIO | PROYECTOS POR ENDEUDA-MIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **Gastos de capital e Inversión Financiera** | **32.042,7** | **9.588,3** | **0,0** | **79,8** | **0,0** | **41.710,8** |
| Inversión directa | 1.130,6 | 31,8 | | 58,7 | | 1.221,1 |
| Transferencias y donaciones de capital | 30.685,9 | 9.556,5 | | 21,1 | 0,0 | 40.263,5 |
| Inversión financiera | 226,2 | | | | | 226,2 |
| **Aplicaciones financieras** | **145,2** | **0,0** | **3.044,8** | **0,0** | **0,0** | **3.190,0** |
| Amortización de la deuda | | | 3.044,8 | | | 3.044,8 |
| Disminución de otros pasivos financieros | 145,2 | | | 0,0 | | 145,2 |
| **TOTAL** | **163.698,9** | **9.629,5** | **10.729,7** | **20.000,0** | **150,1** | **204.208,2** |

Como se observa la mayor fuente de financiamiento del Proyecto de Presupuesto para el ejercicio fiscal 2011, está constituida por los recursos ordinarios con la cantidad de Bs. 163.698,9 millones, equivalentes al 80,2 por ciento del total.

La estructura porcentual de acuerdo a la clasificación económica se visualiza en el gráfico N° 6-4.

**Gráfico N° 6-4**
**Clasificación Económica de la República**
Estructura porcentual
Año 2011


Gastos de Capital e Inversiones Financieras 20,4%
Aplicaciones Financieras 1,6%
Gastos Corrientes 78,0%

De acuerdo a la técnica de presupuesto por proyectos, se muestra la distribución, tal y como se indica:

**CUADRO N° 6-11**
**CLASIFICACIÓN ECONÓMICA DEL GASTO DE LA REPÚBLICA POR ACCIONES CENTRALIZADAS Y POR PROYECTOS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | ACCIONES CENTRALIZADAS | PROYECTOS | TOTAL | PORCENTAJE | |
|---|---|---|---|---|---|
| | | | | PARTICIPACIÓN | PIB |
| **Gastos corrientes** | **90.884,5** | **68.422,9** | **159.307,4** | **78,0** | **14,6** |
| Gastos de consumo | 25.497,9 | 29.893,9 | 55.391,8 | 27,1 | 5,1 |
| Gastos de la propiedad | 20.524,6 | 1,8 | 20.526,4 | 10,1 | 1,9 |
| Transferencias y donaciones corrientes | 43.220,1 | 38.526,9 | 81.747,0 | 40,0 | 7,5 |
| Rectificaciones al presupuesto a/ | 1.636,9 | | 1.636,9 | 0,8 | 0,1 |
| Otros gastos corrientes | 5,0 | 0,3 | 5,3 | 0,0 | 0,0 |
| **Gastos de capital e inversiones financieras** | **16.884,6** | **24.826,2** | **41.710,8** | **20,4** | **3,8** |
| Inversión directa | 255,9 | 965,2 | 1.221,1 | 0,6 | 0,1 |
| Transferencias y donaciones de capital | 16.453,6 | 23.809,9 | 40.263,5 | 19,7 | 3,7 |
| Inversión financiera | 175,1 | 51,1 | 226,2 | 0,1 | 0,0 |
| **Aplicaciones financieras** | **3.178,0** | **12,0** | **3.190,0** | **1,6** | **0,3** |
| Amortización de la deuda | 3.044,8 | | 3.044,8 | 1,5 | 0,3 |
| Disminución de otros pasivos financieros | 133,2 | 12,0 | 145,2 | 0,1 | 0,0 |
| **TOTAL** | **110.947,1** | **93.261,1** | **204.208,2** | **100,0** | **18,7** |

a/ Incluye rectificaciones al presupuesto por Bs. 1.636,9 millones

Se observa que del total de las acciones centralizadas por la cantidad de Bs. 110.947,1 millones, representan el 53,5 por ciento del total, y cuyo mayor exponente en este rubro es el gasto corriente, en especial las transferencias; a los proyectos por Bs. 93.261,1 millones participando con un 45,7 por ciento del total, siendo los gastos corrientes los que mayores montos muestran en el mismo y el 0,8 por ciento restante corresponde a las rectificaciones al presupuesto.

**Gráfico N° 6-5**
**Clasificación Económica de la República**
Por Acciones Centralizadas y por Proyectos
Estructura Porcentual
Año 2011


Rectificaciones al Presupuesto 0,8%
Proyectos 45,7%
Acciones Centralizadas 53,5%

## 6.3.1 Gastos Corrientes

Los gastos corrientes alcanzan un monto de Bs. 159.307,4 millones equivalentes al 78,0 ciento del total presupuestado y el 14,6 porciento del PIB. Estos gastos son destinados a cubrir los gastos de funcionamiento del aparato institucional, los proyectos de carácter social que ejecutarán los organismos del sector público, y los compromisos derivados de la deuda pública por concepto de intereses, comisiones y descuentos. De dicho monto se asignaron Bs. 55.391,8 millones a cubrir gastos de consumo, Bs. 20.526,4 millones a gastos de la propiedad, Bs. 81.747,0 millones a transferencias y donaciones corrientes, Bs. 1.636,9 millones como aporte legal correspondiente a las rectificaciones y Bs. 5,3 millones a otros gastos corrientes.

Los gastos corrientes serán financiados con recursos ordinarios por Bs. 131.511,0 millones, con proyectos provenientes de la Ley Especial de Endeudamiento por Bs. 41,2 millones, con deuda pública por Bs. 7.684,9 millones, gestión fiscal por Bs. 19.920,2 millones y con otras fuentes de financiamiento por Bs. 150,1 millones.

Con los recursos destinados a los gastos corrientes, se pretende en términos generales: cumplir con la recurrencia del incremento de sueldos y salarios aprobado en el año 2010; con la cancelación de las prestaciones sociales de antigüedad y demás compromisos laborales convenidos en los contratos colectivos; la cancelación de los servicios básicos; el ajuste de los gastos estimados en la adquisición de bienes y la contratación de servicios de acuerdo a la inflación estimada; continuar aplicando la política del Estado relacionada con la asignación de transferencias, subsidios y donaciones de carácter corriente a los sectores privado, público y externo, entre otras.

Por otra parte, se muestra un monto por acciones centralizadas por Bs. 90.884,5 millones y por proyectos por Bs. 68.422,9 millones, donde el rubro de transferencias representan el 57,1 por ciento y 42,9 por ciento respectivamente del total de los gastos corrientes en cada caso.

### 6.3.1.1 Gastos de Consumo

Los gastos de Consumo del Poder Nacional se destinan a la atención de los compromisos en materia laboral, la adquisición de materiales y la contratación de servicios, estimados de acuerdo a las características y tendencias de cada organismo. Igualmente se prevé por este concepto los gastos financieros derivados de la deuda pública. Estos gastos alcanzarán la cifra de Bs. 55.391,8 millones equivalentes al 27,1 por ciento del total presupuestado y el 5,1 por ciento del PIB.

Entre los organismos que tienen la mayor participación se encuentran los Ministerios del Poder Popular para: Educación Bs. 19.139,2 millones; Defensa Bs. 8.009,5 millones; Salud Bs. 7.649,3 millones; Planificación y Finanzas Bs. 2.744,2 millones; Relaciones Interiores y Justicia Bs. 3.208,1 millones; Relaciones Exteriores Bs. 939,7 millones; Transporte y Comunicaciones Bs. 1.074,1 millones; Ambiente Bs. 584,8 millones, y, los Organismos con Autonomía Funcional: Tribunal Supremo de Justicia Bs. 3.763,3 millones; Consejo Nacional Electoral Bs. 1.424,4 millones y el Ministerio Público Bs. 1.152,1 millones.

En cuanto a las Remuneraciones se estiman recursos por Bs. 45.930,9 millones, financiados con recursos ordinarios Bs. 36.381,0 millones y con gestión fiscal Bs. 9.548,6 millones entre otros, los cuales se destinan a cancelar las correspondientes nóminas de obreros, empleados, contratados, militares y parlamentarios; los aguinaldos, prestaciones sociales derivadas de la aplicación de la Ley Orgánica del Trabajo y demás beneficios socio-económicos de acuerdo a lo previsto en las contrataciones colectivas, así como el financiamiento de la recurrencia del salario mínimo aprobado en el año 2010, según Decreto N° 7.237 Gaceta Oficial de la República Bolivariana de Venezuela N° 39.417 de fecha 23/02/2010, y la cancelación del programa de alimentación actualizado según la variación de la Unidad Tributaria.

Dentro del rubro de las remuneraciones destacan los montos estimados para los Ministerios del Poder Popular para: Educación por Bs. 17.740,4 millones, Defensa por la cantidad de Bs. 6.859,2 millones y Salud por la cantidad de Bs. 5.803,6 millones; y dentro de los Organismos con Autonomía Funcional el Tribunal Supremo de Justicia con Bs. 3.447,3 millones.

Dentro de los organismos que mayores aportes muestran en el concepto de remuneraciones se destacan en el siguiente cuadro:

**CUADRO N° 6-12**
**REMUNERACIONES**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| ORGANISMOS | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Educación | 17.740,4 | 38,6 |
| Ministerio del Poder Popular para la Defensa | 6.859,2 | 14,9 |
| Ministerio del Poder Popular para la Salud | 5.803,6 | 12,6 |
| Tribunal Supremo de Justicia | 3.447,3 | 7,5 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 2.659,5 | 5,8 |
| Ministerio del Poder Popular de Planificación y Finanzas | 1.093,0 | 2,4 |
| Ministerio Público | 1.026,4 | 2,2 |
| Consejo Nacional Electoral | 966,9 | 2,1 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 934,9 | 2,0 |
| Ministerio del Poder Popular para Relaciones Exteriores | 669,9 | 1,5 |
| Ministerio del Poder Popular para el Ambiente | 513,80 | 1,0 |
| Otros órganos | 4.216,0 | 9,2 |
| **TOTAL** | **45.930,9** | **100,0** |

Los recursos asignados a la compra de bienes y servicios estarán orientados a cubrir el funcionamiento de los órganos del Poder Nacional, que permitirán la dotación de materiales y suministros y con los requerimientos de servicios básicos, viáticos, alquileres, mantenimiento y reparaciones menores de equipos, entre otros.

Igualmente, en lo concerniente a salud y en concordancia con las estrategias y políticas establecidas en el Proyecto Nacional "Simón Bolívar" en cuanto a la profundización de la atención integral en salud de forma universal se estiman recursos para ejecutar los posibles gastos para la dotación de materiales médico-quirúrgicos a fin de fortalecer la red asistencial del sistema público nacional de salud; implantación de telesalud que permitirá el fortalecimiento del primer nivel de atención en zonas rurales y dispersas; prestar atención oportuna y de calidad a pacientes con patología de alto costo que requieran insumos para la resolución médica; fortalecer la red ambulatoria convencional para mejorar la calidad de atención a la población de su área de influencia; fortalecer la prevención y control de enfermedades; entre otros.

Asimismo, se destacan en este rubro los recursos financieros destinados a garantizar la permanencia y prosecución en el sistema educativo al modelo productivo socialista asignando créditos para la compra de productos alimenticios a fin de ampliar la cobertura del programa alimentario escolar bolivariano; la dotación de materiales y equipos y la contratación de servicios necesarios para garantizar el óptimo funcionamiento de los planteles educativos y las distintas dependencias que integran el Ministerio del Poder Popular para la Educación; fortalecer e incentivar la investigación en el proceso educativo; extender la cobertura de la matrícula escolar a toda la población con énfasis en las poblaciones excluidas; así como, garantizar la permanencia y prosecución en el sistema educativo. Asimismo, es importante destacar la formación y actualización del personal docente, a fin de mejorar la calidad de la Educación Bolivariana; el fortalecimiento de las comunidades educativas y la construcción y desarrollo del currículo en el sistema educativo bolivariano.

Por otra parte, para el ejercicio fiscal 2011 se realizarán las labores de mantenimiento mayor a los equipos utilizados en los procesos electorales, para optimizar la plataforma tecnológica electoral.

Para hacer efectiva estas erogaciones se estiman recursos financieros por el orden de Bs. 7.999,8 millones, que representan el 2,7 por ciento del total presupuestado y el 0,7 por ciento del PIB.

Entre los organismos que estimaron mayores recursos presupuestarios tenemos los siguientes:

**CUADRO N° 6-13**
**COMPRA DE BIENES Y SERVICIOS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| ORGANISMOS | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Salud | 1.801,3 | 22,5 |
| Ministerio del Poder Popular para la Educación | 1.334,4 | 16,7 |
| Ministerio del Poder Popular para la Defensa | 1.043,3 | 13,0 |
| Ministerio del Poder Popular para Planificación y Finanzas | 807,3 | 10,1 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 491,8 | 6,1 |
| Consejo Nacional Electoral | 407,6 | 5,1 |

CUADRO N° 6-13
COMPRA DE BIENES Y SERVICIOS
PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| ORGANISMOS | MONTO | PORCENTAJE |
|---|---|---|
| Tribunal Supremo de Justicia | 275,9 | 3,4 |
| Ministerio del Poder Popular para Relaciones Exteriores | 261,4 | 3,3 |
| Otros órganos | 1.576,8 | 19,7 |
| **TOTAL** | **7.998,8** | **100,0** |

En cuanto a la asignación prevista para los impuestos indirectos se estima la cantidad de Bs. 649,2 millones, donde los mayores exponentes son los Ministerios del Poder Popular para: la Defensa con Bs. 107,0 millones, la Educación con Bs. 64,4 millones y Relaciones Interiores y Justicia Bs. 56,7 millones.

### 6.3.1.2 Gastos de la Propiedad

Los gastos de la propiedad se ubican en Bs. 20.526,4 millones, conformados por Bs. 20.523,9 millones para atender los compromisos por servicio de la deuda pública y los derechos sobre bienes intangibles por Bs. 2,5 millones donde se destacan los alquileres por el uso o usufructo de marcas de fábrica y patentes de invención, de los derechos de autor, de los paquetes y programas de computación y por la explotación de bienes y servicios propiedad de terceros.

Las fuentes de financiamiento que aportan recursos por este concepto son: recursos ordinarios y deuda pública, que representan el 64,2 por ciento y 35,8 por ciento del monto asignado, respectivamente.

### 6.3.1.3 Transferencias y Donaciones Corrientes

Para el año 2011 se asignarán recursos por Bs. 81.747,0 millones, que representan el 40,0 por ciento del total de gasto acordado y el 7,5 por ciento del PIB. Del total corresponden al sector privado la cantidad de Bs. 10.801,7 millones; al sector público la cantidad de Bs.70.905,5 millones y al sector externo la cantidad de Bs. 39,7 millones.

Las transferencias y donaciones corrientes al Sector Privado se orientarán a las instituciones benéficas, a la educación privada, y a la cancelación de pasivos laborales. Igualmente se estiman créditos presupuestarios para los pensionados y jubilados, incluyendo la recurrencia del salario mínimo.

Los recursos que se destinan al sector público se orientarán a financiar los gastos de funcionamiento de los entes descentralizados que permita alcanzar sus niveles de operatividad, y los cuales incluyen las incidencias del incremento del salario mínimo aprobado en el año 2010 y el ajuste en el programa de alimentación producto del incremento experimentado en las Unidades Tributarias; así como los proyectos de carácter social enfocados principalmente en el desarrollo de un nuevo modelo productivo endógeno que coadyuve a la inclusión económica y social con énfasis en las poblaciones excluidas.

En este sentido, el Gobierno Nacional continuará ejecutando para el año 2011 a través de las Misiones, un proceso de inclusión social masivo que coadyuve al acercamiento de la población a la suprema felicidad por la vía del ejercicio democrático, participativo y protagónico, el cual se verá reforzado con el incremento de la participación de los Consejos Comunales en la planificación y control de la economía fomentando la participación organizada del pueblo en la planificación de la producción.

Asimismo, se destinarán recursos a través de las transferencias corrientes a incrementar la soberanía y seguridad alimentaria, fomentar la ciencia y la tecnología al servicio del desarrollo nacional y reducir diferencias en el acceso al conocimiento, concentrar esfuerzos en las cadenas productivas con ventajas comparativas, coordinar la acción del Estado para el desarrollo económico regional y local, garantizar una seguridad social universal y solidaria y los mecanismos institucionales del mercado de trabajo, garantizar la expansión de una educación superior con pertinencia social, entre otros.

Para tales fines se asignan créditos presupuestarios por un monto de Bs. 81.747,0 millones de los cuales Bs. 70.905,5 millones representan Transferencias Corrientes del Sector Público, las cuales se detallan como se indica:

**CUADRO N° 6-14**
**TRANSFERENCIAS CORRIENTES AL SECTOR PÚBLICO**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolivares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Instituto Venezolano de los Seguros Sociales | 14.504,5 | 20,5 |
| Situado Estadal | 13.095,9 | 18,5 |
| Universidades Nacionales | 9.046,0 | 12,8 |
| Aporte a los Estados por Transferencia de Servicios | 4.126,1 | 5,8 |
| Situado Municipal | 3.274,0 | 4,6 |
| Corporación de Abastecimiento y Servicios Agrícolas, S.A | 2.140,5 | 3,0 |
| Instituto de Previsión Social de las Fuerzas Armadas Nacionales | 1.929,3 | 2,7 |
| Institutos y Colegios Universitarios | 1.506,5 | 2,1 |
| Servicio Nacional Integrado de Admón. Aduanera y Tributaria | 1.499,9 | 2,1 |
| Fundación Programa de Alimentos Estratégicos | 872,5 | 1,2 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda | 841,5 | 1,2 |
| C.A. Metro de Caracas | 821,8 | 1,2 |
| Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez" | 713,2 | 1,0 |
| Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades | 712,4 | 1,0 |
| Inst. de Prev. y Asist. Social para el personal del Ministerio de Educación | 663,9 | 0,9 |
| Fundación Misión Sucre | 625,8 | 0,9 |
| Instituto Autónomo Hospital Universitario de Caracas | 573,1 | 0,8 |
| Servicio Nac. Autónomo de Atención Integral a la Infancia y a la Familia | 516,3 | 0,7 |
| Instituto Nacional de la Vivienda | 500,0 | 0,7 |
| Servicio Autónomo Hospital Universitario de Maracaibo | 479,8 | 0,7 |
| Otras Transferencias | 12.462,5 | 17,6 |
| **TOTAL** | **70.905,5** | **100,0** |

De estas transferencias presentan mayor relevancia, las asignaciones a las Gobernaciones y Alcaldías por Bs. 20.969,8 millones, equivalentes al 29,6 por ciento del total asignado al rubro. De este total derivan del Situado Estadal la cantidad de Bs. 13.095,9 millones, del Situado Municipal la cantidad de Bs. 3.274,0 millones y de otras transferencias especiales la cantidad de Bs. 4.599,9 millones. Estas últimas concentran los recursos por concepto de transferencia de competencia por Bs. 4.126,1 millones.

También muestran relevancia la asignación de recursos a:

- El Instituto Venezolano de los Seguros Sociales (IVSS) con Bs. 14.504,5 millones, el cual prevé recursos para financiar principalmente el mejoramiento en el otorgamiento de las prestaciones dinerarias a largo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social. Para el ejercicio fiscal 2011 se contempla la inclusión de 192.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias (vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales), así como continuar con la cancelación de las pensiones de los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social, tales como: adulto mayor y amas de casa, garantizando así la protección a los ciudadanos (as) más vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria.

- Las Universidades Nacionales por Bs. 9.046,0 millones, para cubrir los gastos de funcionamiento de esas casas de estudios, a los fines de garantizar la equidad en el acceso y mejora en el desempeño estudiantil de tal forma de poder alcanzar en un futuro cercano una educación superior de calidad con pertinencia social. Para los Institutos y Colegios Universitarios se asignan recursos financieros por Bs. 1.506,5 millones, y continuar con las acciones de acceso a la población excluida del sistema educativo superior.

- La Corporación de Abastecimiento y Servicios Agrícolas, S.A. (LA CASA) por Bs. 2.140,5 millones, los cuales se emplearán en la compra de alimentos tanto nacionales como importados, para ser distribuidas a través de la Red Mercal en el marco del Plan de Compras de Alimentos y el de Distribución de Alimentos (este último ejecutado por C.A Mercal). Los referidos planes tienen como principales acciones la comercialización y distribución de catorce (14) rubros alimentarios de primera necesidad, a través de un proceso que involucra operaciones de logística (transporte, seguro, empaquetado, fletes, servicios aduanales, entre otros).

- El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU) por Bs. 712,4 millones, encargado de asegurar el cumplimiento de la Ley de Universidades, coordina las relaciones dentro de todo el sistema de educación superior y define la orientación y las líneas de desarrollo del sistema universitario de acuerdo con las necesidades del país.

- El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) con Bs. 1.499,9 millones, cuya gestión continuará fundamentándose en alcanzar una mayor eficiencia en la recaudación de ingresos fiscales, mediante planes de modernización de la administración aduanera y tributaria, el incremento de las labores de fiscalización, regulación y control y el avance en la red publicitaria, que permita el fomento de una cultura tributaria en la población.

- El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa) por Bs. 1.929,3 millones, orientados a dar cumplimiento al pago de las pensiones y prestaciones, así como el aporte de capital al Sistema de Fideicomiso del personal militar y el aseguramiento del Cuidado Integral de la salud, la vivienda y demás beneficios socioeconómicos expuestos en las diferentes carteras crediticias, que contribuyan a la calidad de vida de cada afiliado.

- El Instituto Nacional de Servicios Sociales (Inass) con Bs. 695,0 millones, destina estos recursos a la protección integral de los adultos y adultas mayores y otras categorías de personas en estado de necesidad, con la finalidad de garantizar atención e insumos médicos, atención nutricional y demás actividades como: recreativas, culturales, deportivas. En este orden para el año 2011 se tiene previsto desarrollar el "Plan Nacional de Atención al Adulto y Adulta Mayor de los Pueblos y Comunidades Indígenas", así como dar continuidad a la Atención Comunitaria que va dirigida principalmente a la población señalada, que no está en capacidad de asistir al Centro de Atención Ambulatorio más cercano.

Por otra parte, para el año 2011 se continuará implementando proyectos educativos enmarcados en las misiones sociales y que estarán enfocados en la participación comunitaria y en la garantía a la educación universitaria de todos los bachilleres sin cupo. A fin de cumplir con estas premisas la Fundación Misión Sucre será el garante de la inclusión en la educación universitaria de todas y todos los bachilleres en el territorio nacional continuando y fortaleciendo las ayudantías (becas) a los triunfadores y triunfadoras de los programas nacionales de formación y de Medicina Integral Comunitaria, así como la construcción de espacios educativos (aldeas universitarias) en toda Venezuela.

También se estiman recursos a de la Misión Barrio Adentro en sus diversas modalidades en todo el territorio nacional con el objeto de seguir garantizando el acceso pleno a servicios de salud integrales y de calidad a toda la población. Para esto se destinarán Bs. 286,1 millones a la Fundación Misión Barrio Adentro.

Igualmente como parte de la política social a implementar, se destacan las acciones dirigidas por la Fundación Misión Negra Hipólita con Bs. 237,6 millones, para ejecutar los siguientes proyectos: red articuladora contra la miseria, protección integral a niños, niñas y adolescentes en situación de riesgo social.

## 6.3.2 Gastos de Capital e Inversiones Financieras

Las asignaciones para los Gastos de Capital e Inversiones Financieras previstas para el Proyecto de Ley de Presupuesto 2011 ascienden a Bs. 41.710,8 millones, que significan el 20,4 por ciento del total del gasto y el 3,8 por ciento del PIB. De este monto corresponden a Inversión Directa Bs. 1.221,1 millones, a Transferencias y Donaciones Bs. 40.263,5 millones y a las Inversiones Financieras Bs. 226,2 millones.

Dentro de las Inversiones Públicas, se prevén proyectos de inversión social y productiva, que apuntalan al estímulo de la economía social para continuar con la implantación del modelo económico socialista, diversificado y productivo, previsto en el Proyecto Nacional "Simón Bolívar" 2007-2013, el cual incrementa la consolidación del carácter endógeno de la economía. Entre estos proyectos se encuentran: el perfeccionamiento de las cadenas productivas; el aumento de la inversión en actividades estratégicas; el desarrollo tecnológico interno y el fortalecimiento de la manufactura; la promoción del desarrollo del tejido industrial y el fortalecimiento en la articulación entre los diferentes actores que intervienen en el proceso de producción; la diversificación del potencial exportador y producción de alimentos sobre la base del desarrollo rural integral y la seguridad alimentaria de la población; el fomento y apoyo a la participación para la construcción de viviendas; rescatar, ampliar y desarrollar la infraestructura para el medio rural y la producción; ampliar y mantener la vialidad, transporte y conservación; apoyar la pequeña y mediana industria y cooperativas; ampliar la infraestructura y la dotación escolar y deportiva; ampliar y mejorar la red de transmisión y distribución de la electricidad; entre otros.

Los proyectos estarán enfocados hacia aquellos que están en desarrollo, así como los nuevos proyectos con alto impacto en la consecución de los objetivos del desarrollo nacional que expandan la capacidad productiva y la infraestructura de la Nación, y que conlleven a la superación de la pobreza y la exclusión social.

Las acciones que enmarcan el mejoramiento de la infraestructura pública y las condiciones ambientales, que conducen al logro de tales inversiones se detallan como se indica:

- Se prevé para el año 2011 continuar con los proyectos de construcción de viviendas, orientada a las mejoras de infraestructuras y de servicios; y conjuntamente con los Ministerios del Poder Popular para las Comunas y Protección Social, Ambiente, Energía y Petróleo, se avanzará en la transformación integral del hábitat, donde la intervención de los Consejos Comunales, es un elemento primordial por cuanto a través de éstos, las comunidades plantearán las necesidades que tengan en esta materia
- Continuar con los proyectos de ampliación y mejoramiento de un conjunto de obras de infraestructura que se consideran prioritarios, y que contribuyan a la atención de los servicios públicos fundamentales y el desarrollo de centros poblados, asimismo se ejecutarán obras de infraestructura ambiental para el mejoramiento de la calidad de vida de la población venezolana
- Continuar con la construcción y acondicionamiento de la infraestructura rural, con lo cual se prevé la rehabilitación de los sistemas de riego, los sistemas de agua potable y residuales; la ejecución de proyectos específicos en las áreas de extensión agrícola, rescatar, ampliar y desarrollar el riego y saneamiento, ayudas a las comunidades agrícolas pobres y el desarrollo de cadenas agroproductivas

La inversión pública estimada quedó estructurada de la siguiente manera:

**CUADRO N° 6-15**
**INVERSIONES PÚBLICAS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| **INVERSIÓN REAL** | **41.484,6** | **99,5** |
| **Directa** | **1.221,0** | **2,9** |
| **Transferencias y Donaciones** | **40.263,6** | **96,5** |
| • Situado Constitucional | 16.369,9 | 39,2 |
| • Consejo Federal de Gobierno | 10.664,1 | 25,6 |
| o Asignaciones Económicas Especiales | 1.459,2 | 3,5 |
| o Fondo de Compensación Interterritorial (FCI) | 9.204,9 | 22,1 |
| • Entes Descentralizados | 13.213,0 | 31,7 |
| • Otras Transferencias | 7,6 | 0,0 |
| Transferencias al Sector Privado | 9,0 | 0,0 |
| **INVERSIÓN FINANCIERA** | **226,2** | **0,5** |
| **TOTAL** | **41.710,8** | **100,0** |

### 6.3.2.1 Inversión Directa

Para la Inversión Directa se estiman Bs. 1.221,0 millones que serán destinados a la inversión real en obras y proyectos de infraestructura, ejecutados a través de los órganos de la República, y los cuales están orientados a la recuperación, mantenimiento y ampliación de la infraestructura pública.

También, se prevé la adquisición de maquinarias y equipos esenciales, por parte de los órganos de la República, para cumplir con las funciones que le son propias, en especial los equipos de computación los cuales están directamente relacionados con los avances tecnológicos que el mercado presenta, y la adquisición de paquetes de computación. Igualmente se estiman recursos para llevar a cabo la conservación, mantenimiento y reparaciones mayores de equipos, maquinarias e inmuebles, entre otros.

Los principales órganos responsables de la administración de estos recursos se relacionan en el cuadro siguiente:

**CUADRO N° 6-16**
**INVERSIÓN DIRECTA**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| ORGANISMOS | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Energía Eléctrica | 262,1 | 21,5 |
| Ministerio del Poder Popular para la Salud | 188,4 | 15,4 |
| Tribunal Supremo de Justicia | 105,2 | 8,6 |
| Ministerio del Poder Popular para la Cultura | 72,9 | 6,0 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 58,8 | 4,8 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 39,6 | 3,2 |
| Ministerio Público | 36,3 | 3,0 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 20,8 | 1,7 |
| Consejo Nacional Electoral | 20,5 | 1,7 |
| Otros órganos | 416,4 | 34,1 |
| **TOTAL** | **1.221,0** | **100,0** |

Igualmente se pretende continuar ejecutando acciones que apuntalan a la Inversión Directa, las cuales están enmarcadas dentro de las acciones que a continuación se desarrollan:

- La ampliación, rehabilitación y reconstrucción de acueductos y cloacas a nivel nacional (fase II); conservación del recurso agua de las cuencas y del ambiente, a través de los proyectos: modernización y rehabilitación del sector agua potable y saneamiento; manejo del agua potable y saneamiento en la zonas urbanas y rurales para el máximo aprovechamiento del vital líquido.

- Impulsar los proyectos de vialidad urbana e interurbana mediante la construcción, rehabilitación y el mantenimiento de autopistas, avenidas y carreteras; conservación y mantenimiento de puentes y túneles en las redes viales principales, desarrollo de estudios y proyectos integrales de vialidad, plan de ordenación urbanística, estudios y proyectos de obras de equipamiento urbano y la identificación de la estructura actual del Sistema de Centros Poblados

- Continuar con los proyectos de construcción, reparación, mejoras y remodelación de edificaciones para la educación básica, educación superior, salud, seguridad y defensa, culturales, deportivas y de apoyo a la producción, los cuales se estima sean ejecutados por el Ministerio del Poder Popular para Transporte y Comunicaciones.

- Fortalecimiento de la capacidad nacional para el manejo y disposición final de los residuos y desechos sólidos

- Conservación y mantenimiento de aeropuertos a nivel nacional.

### 6.3.2.2 Transferencias y Donaciones de Capital

Las Transferencias y Donaciones de Capital que permitirán financiar la inversión real a ejecutar los entes del sector privado, los entes del Sector Público Descentralizado y las Gobernaciones, ascienden a Bs. 40.263,5 millones, monto que representa el 19,7 por ciento del total de gastos fiscales y el 3,7 por ciento del PIB. Dentro de las fuentes de financiamiento previstas para las transferencias de capital se destacan: recursos ordinarios y proyectos por endeudamiento, los cuales financian el 76,2 por ciento y 23,7 por ciento respectivamente.

Los principales conceptos receptores de las referidas transferencias se listan a continuación:

**CUADRO N° 6-17**
**TRANSFERENCIAS DE CAPITAL AL SECTOR PÚBLICO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Situado Estadal | 13.095,9 | 32,5 |
| Situado Municipal | 3.274,0 | 8,1 |
| **Consejo Federal de Gobierno** | **10.664,1** | **26,5** |
| • Fondo de Compensación Interterritorial (FCI) | 9.204,9 | 22,9 |
| • Asignaciones Económicas Especiales | 1.459,2 | 3,6 |
| CVG Electrificación del Caroní | 3.057,6 | 7,6 |
| C.A. de Administración y Fomento Eléctrico | 1.434,6 | 3,6 |
| Empresa de Producción Socialista Siderúrgica Nacional, C.A. | 1.408,8 | 3,5 |
| C.A. Energía Eléctrica de Venezuela | 1.205,5 | 3,0 |
| Banco Nacional de la Vivienda y Hábitat | 1.050,0 | 2,6 |
| C.A. Metro de Caracas | 866,6 | 2,2 |
| C.A. Metro de Los Teques | 796,8 | 2,0 |

**CUADRO N° 6-17**
**TRANSFERENCIAS DE CAPITAL AL SECTOR PÚBLICO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Sistema Hidráulico Yacambú Quibor | 715,5 | 1,8 |
| Instituto Nacional de Desarrollo Rural | 416,2 | 1,0 |
| Fundación de Edificaciones Educativas | 157,4 | 0,4 |
| Corporación Venezolana de Alimentos | 133,8 | 0,3 |
| Empresas Hidrológicas | 101,5 | 0,3 |
| Otras Transferencias | 1.876,2 | 4,7 |
| **TOTAL** | **40.254,5** | **100,0** |

Las transferencias y donaciones de capital al sector público alcanzan a Bs. 40.254,5 millones, las cuales incluyen los aportes a las Gobernaciones y Alcaldías por Bs. 27.034,0 millones, equivalentes al 67,2 por ciento del total asignado a las mismas, por concepto de Situado Constitucional (Estadal y Municipal), las Asignaciones Económicas Especiales y el Fondo de Compensación Interterritorial. Esta concentración de recursos se orientará a financiar los proyectos a ejecutar algunos de ellos, conjuntamente el Ejecutivo Nacional con las Gobernaciones y Alcaldías, a fin de procurar una mayor eficacia y eficiencia de los recursos otorgados dentro de una estrategia de desarrollo económico y social sustentable.

Asimismo, se prevé el funcionamiento de nuevas formas de generación, apropiación y distribución de los excedentes económicos a través de la estimulación de las diferentes formas de propiedad social y de la transformación de las empresas del Estado en Empresas de Producción Social, las cuales constituyen el germen y el camino hacia el Socialismo del Siglo XXI, aunque persistirán empresas del Estado y empresas capitalistas privadas.

Igualmente se destacan las acciones prioritarias que el Gobierno Nacional, se propone ejecutar a través de sus entes descentralizados. A tal efecto se destacan los siguientes proyectos:

- La continuación en la construcción y financiamiento de viviendas de interés social, con la coordinación del Ministerio del Poder Popular para Vivienda y Hábitat, el cual tiene bajo su tutela la formulación, seguimiento y evaluación de las políticas en materia de vivienda. Para ello contará con el apoyo del Banco Nacional de Vivienda y Hábitat, al cual se le transferirán recursos por Bs. 1.050,0 millones, cuya finalidad se orientará a la ejecución y financiamiento de los planes, programas, proyectos, obras y acciones requeridas para la vivienda y hábitat; a la ejecución de proyectos para la atención de emergencia o contingencia en vivienda y hábitat; otorgar financiamiento a los usuarios del sistema para la adquisición, construcción, sustitución, restitución, mejora para la reparación o remodelación, refinanciamiento o pago de créditos hipotecarios; y facilidades financieras a las cooperativas de ahorro; entre otros. Todo ello permitirá atender el déficit habitacional existente.

- Con respecto al programa de servicio de transporte y vías de comunicaciones, se continuará con el desarrollo de los sistemas de metros y ferroviarios como principales medios de transporte masivo de las principales capitales de estado y de las áreas circunvecinas. A tales efectos, se destinarán recursos principalmente para: las Inversiones Operativas de la C.A. Metro de Caracas, Línea V Tramo Plaza Venezuela – Miranda II; Rehabilitación de la Línea I; Equipamiento de la Línea II El

Tambor – San Antonio de Los Altos y el equipamiento del transporte superficial de la ciudad de Caracas; Construcción de Línea II y III equipamiento del sistema alimentador de transporte superficial y gastos operativos del Metro de Valencia; Construcción de la extensión de la Línea I del sistema de transporte masivo de la ciudad de Maracaibo así como la adecuación, adaptación urbanismo y paisajismo de los espacios públicos y operacionales del Metro en el corredor vial Sabaneta. Para hacer efectiva la ejecución de estos proyectos se le asignan recursos a la C.A. Metro de Caracas por Bs. 866,6 millones, C.A. Metro de Los Teques por Bs. 796,8 millones C.A. Metro de Valencia Bs. 120,9 millones y Bs. 33,1 millones a C.A. Metro de Maracaibo.

- Contribuir con el desarrollo agropecuario mediante la puesta en marcha de actividades en materia de fomento, desarrollo y financiamiento de la producción agrícola, vegetal, pecuaria, acuícola, pesquero y forestal. Para ello se prevé la asignación de recursos a través de la Ley Especial de Endeudamiento Anual 2011 para los siguientes proyectos: Continuar con los Proyectos de Desarrollo de Cadenas Agro productivas en la Región de Barlovento y con el Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón en su segunda fase (Prosalafa II), mediante la Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (Ciara) y el Sistema de Riego Valle de Quibor (Inder)
- Continuar con el desarrollo del sector eléctrico, gasífero y de aluminio del país a través de las siguientes obras y proyectos: Central Hidroeléctrica Tocoma ; Modernización de la Subestación Santa Teresa, San Jerónimo y el Tigre; Rehabilitación de las unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (GURI) Sistema de transmisión eléctrica Eje Orinoco-Apure; Desarrollo Uribante Caparo Central Fabricio Ojeda; Desarrollo de Temozulia III; Conversión a Gas Planta Centro; Desarrollo Institucional de Corpoelec y el Fortalecimiento Institucional del Sector Eléctrico.
- Continuar con el mejoramiento y aprovechamiento del sector ambiental mediante las siguientes obras y proyectos: Modernización y Rehabilitación del Sector Agua Potable y Saneamiento en zonas urbanas y rurales; Obras de Regulación y Trasvase, Proyecto Nacional de Gestión y Conservación Ambiental, Programa de Racionamiento del Consumo de Agua Potable y Saneamiento en Zonas Urbanas y Rurales; atención a acueductos rurales y poblaciones menores, entre otros.

### 6.3.2.3 Inversiones Financieras

Los créditos presupuestarios para las Inversiones Financieras previstos ascienden a Bs. 226,2 millones, los cuales se destinarán a los Aportes a Organismos Internacionales, Banco de la Mujer y a la Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria.

A continuación se especifican las asignaciones que por este concepto se otorgarán:

**CUADRO N° 6-18**
**INVERSIONES FINANCIERAS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Aportes a Organismos Internacionales | 175,1 | 77,4 |
| Banco de Desarrollo de la Mujer | 50,0 | 22,1 |
| Sociedad Nacional de Garantías Recíprocas para la Pequeña y Mediana Industria | 1,1 | 0,5 |
| **TOTAL** | **226,2** | **100,0** |

## 6.3.3. Aplicaciones Financieras

Dentro del rubro de Aplicaciones Financieras se estiman recursos para atender el servicio de la deuda pública Bs. 3.044,8 millones y Bs. 145,2 millones que se destinarán a cancelar deudas por concepto de compromisos pendientes de ejercicios anteriores de los organismos de la Administración Pública.

## 6.3.4 Servicio Estimado de la Deuda Pública Año 2011

A los fines de dar cumplimiento al conjunto de obligaciones y compromisos financieros contraídos por la República, a través del Ministerio del Poder Popular de Planificación y Finanzas se han estimado recursos en el Proyecto de Ley de Presupuesto 2011 para el Servicio de la Deuda Pública por Bs. 25.001,6 millones, correspondiendo Bs. 15.343,4 millones para el pago del servicio de la deuda pública interna y Bs. 9.658,2 millones para el servicio de la deuda pública externa.

En el siguiente cuadro se visualiza el capital y los intereses del servicio de la deuda pública interna y externa:

**CUADRO N° 6-19**
**SERVICIO ESTIMADO DE LA DEUDA PÚBLICA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTO | AMORTIZACIÓN | INTERESES | TOTAL |
|---|---|---|---|
| Externa | 0 | 9.658,2 | 9.658,2 |
| Interna | 3.044,8 | 12.298,6 | 15.343,4 |
| **TOTAL** | **3.044,8** | **21.956,8** | **25.001,6** |

**Fuente:** Oficina Nacional de Crédito Público (ONCP)

El Servicio de la Deuda Pública representa el 12,2 por ciento del Presupuesto de Gastos y estará financiado con ingresos ordinarios por Bs. 14.271,9 millones y con recursos provenientes de operaciones de crédito público por Bs. 10.729,7millones. Este monto se incluye en el Proyecto de Ley Especial de Endeudamiento Anual; igualmente se contempla la solicitud de autorización destinada al refinanciamiento o reestructuración de la Deuda Pública Nacional. En tal sentido se incorpora un monto de Bs. 13.640,8 millones, por el cual el Ejecutivo Nacional efectuará operaciones de crédito público que tengan por objeto el refinanciamiento de deuda pública de conformidad con lo previsto en la Ley Orgánica de Administración Financiera del Sector Público (Loafsp). Con estas operaciones se espera:

- Extender el vencimiento promedio de la Deuda Pública Nacional
- Aplanar el perfil de vencimiento de la Deuda de la República mejorando significativamente el riesgo de refinanciamiento, los indicadores de riesgo país y crédito de Venezuela en los mercados financieros internacionales, sin necesidad de incrementar el saldo de la deuda publica.

En el siguiente cuadro se observa la desagregación del servicio de la deuda pública externa, donde los bonos tienen una participación del 93,7 por ciento, los multilaterales el 3,3 por ciento y los demás acreedores el 3 por ciento de la totalidad del servicio de la deuda pública externa.

**CUADRO N° 6-20**
**SERVICIO ESTIMADO DE LA DEUDA PÚBLICA EXTERNA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | AMORTIZACIÓN | INTERESES | TOTAL |
|---|---|---|---|
| **REPÚBLICA** | | | |
| Bancos Comerciales y Otras Instituciones Financieras | 0 | 34,7 | 34,7 |
| Bilateral | 0 | 243,0 | 243,0 |
| Bonos | 0 | 9.053,6 | 9.053,6 |
| Multilateral | 0 | 320,0 | 320,0 |
| Proveedores | 0 | 6,9 | 6,9 |
| **TOTAL** | **0** | **9.658,2** | **9.658,2** |

**Fuente:** Oficina Nacional de Crédito Público (ONCP)

A continuación se muestra el monto del servicio de la deuda pública interna, así como su composición:

**CUADRO N° 6-21**
**SERVICIO ESTIMADO DE LA DEUDA PÚBLICA INTERNA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | AMORTIZACIÓN | INTERESES | TOTAL |
|---|---|---|---|
| Bonos DPN | 3.044,8 | 11.486,7 | 14.531,5 |
| Letras del tesoro | 0,0 | 811,9 | 811,9 |
| **TOTAL** | **3.044,8** | **12.298,6** | **15.343,4** |

**Fuente:** Oficina Nacional de Crédito Público (ONCP)

El monto del servicio de la deuda pública previsto en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011, expresado en términos del PIB, representa un 2,3 por ciento.

## 6.4 Clasificación Económica del Gasto de los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales

### 6.4.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República Sin Fines Empresariales constituyen organismos que, según la Ley Orgánica de la Administración Financiera del Sector Público, no realizan actividades de producción de bienes o servicios para la venta y cuyos recursos provengan de los aportes otorgados por la República. En este sentido, se requiere la medición del impacto que puedan tener los mismos en la actividad económica del sector público, de acuerdo a las exigencias de dicha Ley.

La política presupuestaria prevista en el presupuesto de los entes descentralizados, continuará bajo el esquema de las directrices establecidas en el Proyecto Nacional "Simón Bolívar", el cual orienta las riendas del país hacia la construcción del Socialismo del Siglo XXI, cuyos cimientos tienen base en la soberanía nacional, la inclusión social, la lucha contra la pobreza, la ética del servicio hacia el pueblo, la lucha contra la corrupción, la organización popular, entre otros. En este sentido, es de carácter fundamental para el Gobierno Nacional, la participación de dichos Entes que permitan en gran medida alcanzar los objetivos y metas planteados en las políticas propuestas.

El total de gastos y aplicaciones financieras, alcanza la cantidad de Bs. 119.955,6 millones, equivalentes al 11,0 por ciento del PIB. De este monto, se destinan para los gastos corrientes Bs. 96.732,9 millones, para gastos de capital e inversión financiera Bs. 9.317,2 millones y para las aplicaciones financieras Bs. 13.905,5 millones; y representan el 80,6 por ciento, 7,8 por ciento y 11,6 por ciento respectivamente del total asignado.

En el siguiente cuadro se muestra la Clasificación Económica de los créditos presupuestarios:

**CUADRO N° 6-22**
**CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | TOTAL | PORCENTAJE |
|---|---|---|
| **Gastos Corrientes** | **96.732,9** | **80,6** |
| Gastos de consumo | 47.585,7 | 39,7 |
| • Remuneraciones | 29.611,9 | 24,7 |
| • Compra de bienes y servicios | 17.262,7 | 14,4 |
| • Impuestos indirectos | 279,4 | 0,2 |
| • Depreciación y amortización | 431,3 | 0,4 |
| • Otros gastos de consumo | 0,4 | 0,0 |
| Gastos de la propiedad | 1,6 | 0,0 |
| • Intereses | 1,6 | 0,0 |
| Transferencias y donaciones corrientes | 48.946,6 | 40,8 |
| • Al sector privado | 26.228,8 | 21,9 |
| • Al sector público | 22.678,1 | 18,9 |
| • Al sector externo | 39,7 | 0,0 |
| Otros gastos corrientes | 199,0 | 0,2 |
| **Gastos de Capital e Inversión Financiera** | **9.317,2** | **7,8** |
| Inversión directa | 8.305,9 | 6,9 |
| • Formación bruta de capital fijo | 8.112,0 | 6,8 |
| • Incremento de existencia | 3,3 | 0,0 |
| • Tierras y terrenos | 9,0 | 0,0 |
| • Bienes intangibles | 181,6 | 0,2 |
| Transferencias y donaciones de capital | 113,5 | 0,1 |
| • Al sector privado | 22,2 | 0,0 |
| • Al sector público | 91,1 | 0,1 |

**CUADRO N° 6-22**
**CLASIFICACIÓN ECONÓMICA DEL GASTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE SIN FINES EMPRESARIALES**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | TOTAL | PORCENTAJE |
|---|---|---|
| • Al sector externo | 0,2 | 10,0 |
| Inversión financiera | 897,8 | 0,7 |
| • Concesión de préstamos | 897,8 | 0,7 |
| **Aplicaciones Financieras** | **13.905,5** | **11,6** |
| Inversión financiera | 5.970,6 | 5,0 |
| • Adquisición de títulos y valores | 3.151,7 | 2,6 |
| • Incremento de disponibilidad | 1.387,3 | 1,2 |
| • Incrementos de cuentas y efectos por cobrar | 95,4 | 0,1 |
| • Incremento de otros activos financieros | 1.336,2 | 1,1 |
| Disminución de pasivos financieros | 7.934,9 | 6,6 |
| • Amortización de deuda | 646,4 | 0,5 |
| • Disminución de cuentas y efectos por pagar | 6.866,8 | 5,7 |
| • Disminución de otros pasivos financieros | 421,7 | 0,4 |
| **TOTAL** | **119.955,6** | **100,0** |

La estructura porcentual de esta Clasificación se observa en el siguiente gráfico:

**Gráfico N° 6-6**

**Clasificación Económica del Gasto de los Entes Descentralizados Funcionalmente Sin Fines Empresariales**
(Estructura Porcentual)
Año 2011


Aplicaciones Financieras 11,6%
Gastos de Capital e Inversión Financiera 7,8%
Gastos Corrientes 80,6%

### 6.4.2 Gastos Corrientes

Los gastos corrientes de los entes estarán orientados a cubrir el funcionamiento del aparato institucional de los mismos, y en llevar a cabo la ejecución y coejecución de proyectos de carácter social.

Para dichos gastos se asignan créditos presupuestarios por un monto de Bs. 96.732,9 millones, los cuales se distribuirán así: Bs. 47.585,7 millones para gastos de consumo, Bs. 1,6 millones para gastos de la propiedad, Bs. 48.946,6 millones para las transferencias y donaciones corrientes y Bs. 199 millones para el rubro de otros gastos corrientes.

Seguidamente se analizan los rubros más significativos:

#### 6.4.2.1 Gastos de Consumo

Los gastos de consumo, permitirán la operatividad de los entes descentralizados, también se destacan gastos para cancelar los compromisos en materia laboral, adquirir materiales y suministros, cancelar los servicios básicos y realizar la contratación de servicios como alquileres, conservaciones y reparaciones menores, del personal técnico y profesional. En este sentido, se prevé para este rubro la cantidad de Bs. 47.585,7 millones, de los cuales corresponde a las remuneraciones la cantidad de Bs. 29.611,9 millones, destinados a la cancelación de sueldos, salarios, beneficios, complementos, aportes patronales, prestaciones sociales y otras indemnizaciones, asistencias socio-económicas y demás retribuciones; a la compra de bienes y servicios por la cantidad de Bs. 17.262,7 millones; a los impuestos indirectos por la cantidad de Bs. 279,4 millones, a la depreciación y amortización por la cantidad de Bs. 431,3 millones y al rubro de otros gastos de consumo por Bs. 0,4 millones.

Merece especial atención la aprobación del incremento salarial del 25 por ciento para los trabajadores (as) de la Administración Pública en el año 2010, el cual tendrá incidencia en la determinación de las remuneraciones para el año 2011, así como en las prestaciones sociales y demás beneficios socio-económicos.

Además de lo antes expuesto, seguidamente se destacan los entes cuyas acciones muestran relevancia en el rubro de gastos de consumo:

- El Banco Nacional de Vivienda y Hábitat (Banavih), en su condición de banca social, brindará asesoría a los ciudadanos para facilitarles la tramitación de las solicitudes de créditos habitacionales.
- Las Universidades Nacionales, continuarán enfocando sus objetivos hacia la formación de pregrado, la formación de postgrado, el fortalecimiento y desarrollo de la gestión científica, tecnológica y humanística y la generación, divulgación y aplicación del conocimiento. Estos objetivos coadyuvarán a crear las condiciones propicias para garantizar la permanencia y prosecución en el sistema educativo y el acceso al conocimiento y expansión de la educación universitaria
- La Fundación para el Desarrollo del Servicio Eléctrico (Fundelec), continuará ejecutando los proyectos en el marco del Convenio Integral de Cooperación Cuba-Venezuela, los cuales van dirigidos a mejorar la calidad de vida de las comunidades ubicadas en zonas aisladas, indígenas y fronterizas, incorporándolas al disfrute y uso del servicio eléctrico.
- La Fundación Nacional El Niño Simón, continuará con el proceso de transformación que desarrolla, por cuanto se realizan grandes esfuerzos en brindarle una atención de calidad a los niños, niñas y adolescentes de los centros de formación. Adicionalmente, para el

año 2011 se incorpora un nuevo proyecto denominado "Programa Nacional Simón Rodríguez", que implementa las actividades de libre desarrollo en las escuelas bolivarianas.

- La Fundación Programa de Alimentos Estratégicos (Fundaproal), con el fin de proteger a los segmentos más vulnerables y excluidos socialmente, se tiene previsto otorgar 268.460 toneladas de alimentos para atender a más de 900.000 personas en las 6.000 Casas de Alimentación, a través del proyecto Mercal máxima protección.

- La Fundación Fondo Nacional para la Producción Lechera, está enmarcada en lograr la estabilidad operativa y la consolidación de los proyectos dirigidos al desarrollo social y tecnológico del sector lácteo, especialmente en los sectores más vulnerables. Para ello, se ejecutarán proyectos orientados al mejoramiento productivo de fincas lecheras, a tal efecto se conceden 2.440 asistencias técnicas, se realizarán 46 servicios de fomentos en Centros de Desarrollo Agropecuario y Unidades Satélites, así como se atenderán 32 Núcleos de Formación y Rutas Lecheras, en pro de la tecnología y calidad de la leche.

- El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), respondiendo a los objetivos estratégicos previstos para el ejercicio económico-financiero 2011, llevará a cabo la ejecución de los siguientes proyectos: Sistema Tributario Socialista – Primera Fase, Sistema Aduanero Socialista – Primera Fase y Modernización III de dicho ente, enfocados en el reimpulso del sistema tributario a nivel nacional.

- El Instituto Venezolano de los Seguros Sociales (IVSS), impulsa una política dirigida al mejoramiento de la calidad de vida de la población, a través del fortalecimiento del servicio de asistencia médica integral de manera universal, solidaria y gratuita, a través de los Centros Asistenciales del Instituto.

- La Fundación Misión Milagro, continuará prestando atención integral a los beneficiarios de dicha Fundación, en todo lo concerniente a traslados, alimentación, alojamiento y cualquier otro gasto relacionado con la asistencia médico-quirúrgica.

- La Fundación Misión Barrio Adentro, brindará atención odontológica a personas excluidas y fortalecerá los consultorios populares a nivel nacional.

- La Fundación Misión Niño Jesús, tiene previsto continuar ejecutando el Proyecto Fortalecimiento de la Red de Servicios de Salud Materno Infantil, a los fines de mejorar la atención a la mujer con riesgo preconcepcional, la atención prenatal y al niño desde su nacimiento hasta los 5 años de edad, con extensión en algunas actividades educativas y preventivas hasta la adolescencia.

### 6.4.2.2 Transferencias y Donaciones Corrientes

Las transferencias y donaciones corrientes alcanzan el monto de Bs. 48.946,6 millones, que representan el 40,8 por ciento del total estimado para los entes descentralizados funcionalmente de la República sin fines empresariales, y el 4,5 por ciento del PIB.

Del monto total asignado, se destinan al sector privado Bs. 26.228,8 millones las cuales se orientan a cancelar los aportes otorgados a los pensionados y jubilados, las donaciones y transferencias para personas, instituciones sin fines de lucro, empresas privadas, entre otros. Las transferencias y donaciones a personas están destinadas a:

- Las becas para estudios de postgrados, en el área de investigación, ciencia y tecnología, que coadyuvan al desarrollo industrial soberano autosustentable.

- Mejorar el otorgamiento de las prestaciones dinerarias e incorporación progresiva de las ciudadanas y ciudadanos al sistema de seguridad social, para garantizar el pago de pensiones por las diferentes contingencias: vejez, incapacidad, invalidez, sobrevivencia, entre otras.

- Planificar, dirigir, coordinar y supervisar el desarrollo del Subsidio al Pasaje Preferencial Estudiantil.

- La inclusión de nuevos ciudadanos al sistema de pensiones por las diferentes contingencias: vejez, incapacidad, invalidez, sobrevivencia y convenios bilaterales; así como continuar con la cancelación de pensiones a los ciudadanos excluidos de las políticas sociales y del sistema de seguridad social, tales como: el adulto mayor y las amas de casa, acorde con los principios de la democracia participativa y revolucionaria.

- El fortalecimiento de las misiones sociales como un instrumento clave para el desarrollo de la política social, orientada a satisfacer en gran medida las necesidades de la población venezolana. Entre los proyectos tenemos: el fortalecimiento del sistema de organización del poder popular estudiantil de la Misión Sucre, que contribuya con la formación integral, el fortalecimiento de la estructura y los procesos académicos y operativos y la construcción y mantenimiento de la infraestructura física de las aldeas universitarias de la referida Misión; continuar con la ejecución del proyecto de alfabetización y prosecución de sexto grado de jóvenes, adultos y adultas "Simón Rodríguez", a través de Misión Robinson; la atención a la población excluida del sistema educativo, para ello la Fundación Misión Ribas, ejecutará sus tres proyectos básicos: la Misión Ribas, la Misión Ribas Técnica y la Misión Ribas Productivo; proseguir subsidiando 7 productos de la cesta básica en un 100 por ciento para atender 500.000 personas en pobreza extrema, mediante la entrega de Módulos de Suplementos Nutricionales por un total de 6.500 toneladas de alimentos, a través del Proyecto Mercal Máxima Protección, a cargo de Fundaproal; la protección e inclusión integral de las madres amas de casa y sus familias en condición de pobreza extrema, ejecutado por la Fundación Misión Madres del Barrio "Josefa Joaquina Sánchez".

- Dar continuidad a otros proyectos de carácter social como: el fortalecimiento de la atención integral de calidad a niños y niñas de 0 a 6 años de edad, familia y comunidad a cargo del Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (Senifa); entre otros.

Al sector público se orientan recursos por Bs. 22.678,1 millones para los gastos de funcionamiento de los organismos de dicho sector y para la ejecución y coejecución de los proyectos o convenios que coexisten, a los efectos de cumplir con la política social del Gobierno Nacional. Estos aportes serán otorgados principalmente a los entes descentralizados para su gasto de funcionamiento, a las Entidades Federales, a los Municipios, entre otros. Se destacan las transferencias al sector público que realiza la Corporación Venezolana de Guayana con Bs. 21.067,1 millones, a empresas del Estado para llevar a cabo proyectos como: Adecuación de acueductos y saneamiento de aguas servidas; elaboración de estudios de factibilidad del Plan Ferroviario de la Región de Guayana; desarrollo socio-productivo para las comunidades de los espacios funcionales de la zona; construcción de viviendas; entre otros.

## 6.4.3 Gastos de Capital e Inversión Financiera

Los gastos de capital e inversión financiera, previstos para el ejercicio fiscal 2011 ascienden a Bs. 9.317,2 millones, correspondiendo a la inversión directa Bs. 8.305,9 millones, a las transferencias y donaciones de capital Bs. 113,5 millones; y a la inversión financiera por Bs. 897,8 millones, que representan el 6,9 por ciento, 0,1 por ciento y 0,7 por ciento del total asignado respectivamente.

### 6.4.3.1 Inversión Directa

Los recursos por este concepto se destinan principalmente a la culminación de las obras iniciadas, previstas en el Plan de Desarrollo Económico y Social de la Nación 2007-2013. Igualmente se destinan a la adquisición de maquinarias, equipos e inmuebles; a realizar estudios y proyectos, a la construcción de obras de infraestructura; a la adquisición de activos intangibles como paquetes y programas de computación; a las conservaciones, ampliaciones y mejoras mayores, entre otros. Se asignan recursos por la cantidad de Bs. 8.305,9 millones.

Ahora, dentro de los proyectos relevantes, se detallan las siguientes:

- Continuar con el proceso de desarrollo de la infraestructura ferroviaria en el país, que permita configurar el Sistema Integral de Transporte Masivo, destacándose la culminación del proyecto: Construcción y Rehabilitación del Tramo Ferroviario Puerto Cabello – La Encrucijada, el cual generará beneficios a la Zona Centro-Occidental del país al permitir el transporte de productos. Cabe destacar que, los proyectos que se desarrollan están en el Plan Ferroviario Nacional inserto en las políticas del Estado.

- Continuar con el rescate de la red vial principal, en coordinación con las autoridades regionales, mediante la rehabilitación y el mantenimiento de las carreteras, puentes y túneles

- Continuar con la rehabilitación de la planta física educativa de los planteles oficiales, en los niveles de preescolar, básica, media, diversificada y educación especial.

- Construcción, conservación, reparación y ampliación de las edificaciones médico-asistenciales, educativas, de seguridad y defensa, entre otras, por parte de la Fundación Propatria 2000.

- Mantenimiento y mejoras mayores en los bienes inmuebles, en los equipos eletromecánicos y en los sistemas informáticos del Instituto Autónomo Aeropuerto Internacional de Maiquetía

- Construcción, mantenimiento y mejoras de las principales autopistas, vías expresas y puentes a nivel nacional, bajo la tutela de la Fundación Propatria 2000 en coordinación con los Ministerios del Poder Popular para Transporte y Comunicaciones y para Vivienda y Hábitat; las Gobernaciones, Alcaldías, Consejos Comunales y otros entes regionales.

- Actualización de los sistemas informáticos, que permitirán agilizar los procesos inherentes a las actividades de cada ente.

- Ejecución de obras y proyectos como: Promoción del desarrollo endógeno de las actividades socio-productivas y de la infraestructura de apoyo a la producción agrícola e industrial de la Región Los Andes, Promoción de la agricultura urbana zuliana, entre otros. Estos proyectos serán ejecutados por las Corporaciones de Desarrollo Regional.

### 6.4.3.2 Transferencias y Donaciones de Capital

Este rubro alcanza la cifra de Bs. 113,5 millones, de los cuales corresponde al sector privado Bs. 22,2 millones, al sector público Bs. 91,1 millones y al sector externo Bs. 0,2 millones. Dentro del grupo de las públicas, se destinan a la República Bs. 89,8 millones.

### 6.4.3.3 Inversión Financiera

Los créditos presupuestarios asignados para la inversión financiera ascienden a Bs. 897,8 millones, representados en su totalidad por la concesión de préstamos.

La inversión financiera se orientará a:

- Prestar servicios financieros al sector lácteo en materia de nutrición, mejoramiento genético y reproductivo, sanidad del rebaño lechero, entre otros, con el objetivo de alcanzar el mejoramiento de fincas lecheras. Estos servicios los presta la Fundación Fondo Nacional para la Producción Lechera, con la participación activa del Poder Comunal, para promover la plena seguridad y soberanía láctea.

- Otorgar apoyo financiero a los proyectos de transporte masivo y para atender el servicio de transporte público, a fin de modernizar el parque automotor del país.

- Otorgar créditos a las Empresas de Producción Social y demás agrupaciones productivas, como ejes fundamentales de la dinámica del desarrollo del país. Igualmente, la actividad crediticia se dirige al financiamiento socio-productivo de la pequeña y mediana industria y a las cooperativas, bajo el modo de producción socialista, a los fines de fortalecer la construcción del nuevo sistema económico.

- Impulsar el desarrollo endógeno a través de la concesión de préstamos a particulares.

### 6.4.4 Aplicaciones Financieras

Las aplicaciones financieras alcanzarán la cifra de Bs. 13.905,5 millones, destacándose la disminución de cuentas y efectos por pagar con Bs. 6.866,8 millones. El ente que muestra los mayores niveles de participación es el Banco Nacional de Vivienda y Hábitat (Banavih) con un 84,9 por ciento del total asignado a este rubro, es decir Bs. 5.827,1 millones. Este ente es considerado como una banca hipotecaria, con capacidad para atender primordialmente a los ciudadanos que requieran necesidades de vivienda. Igualmente se destaca, la adquisición de títulos y valores por Bs. 3.151,7 millones, cuyo mayor exponente es el Fondo de Garantía de Depósitos y Protección Bancaria (Fogade) con Bs. 3.036,5 millones, financiado con excedentes de tesorería.

En menor grado se muestran, el incremento de la disponibilidad por Bs. 1.387,3 millones y el incremento de otros activos financieros por Bs. 1.336,2 millones.

## 6.5 Clasificación Sectorial del Gasto de la República 2011

### 6.5.1 Comentarios Generales

Para el Proyecto de Presupuesto para el ejercicio fiscal 2011, la distribución sectorial institucional del gasto presupuestario permanecerá articulada con las orientaciones y estrategias trazadas en el Proyecto Nacional "Simón Bolívar", en su Primer Plan Socialista de Desarrollo Económico y Social de la Nación para el período 2007-2013, y en compatibilidad con los lineamientos generales del Plan Operativo Anual (POAN) 2011 y los Planes Anuales Institucionales 2011, quedando de manifiesto la vinculación de la planificación y asignación de recursos en pro del logro de los objetivos, metas y políticas establecidas.

En tal sentido, la distribución sectorial del gasto, continuará expresando las siete grandes directrices estratégicas referidas a: Nueva Ética Socialista, Suprema Felicidad Social, Democracia Protagónica Revolucionaria, Modelo Productivo Socialista, Nueva Geopolítica Nacional, Venezuela Potencia Energética Mundial y Nueva Geopolítica Internacional.

Por tanto, la distribución sectorial del gasto del Proyecto de Presupuesto 2011, reflejará los profundos cambios históricos, que en lo político, lo social, lo económico se desarrollan de manera dinámica y progresiva en el país, y que guían a la Nación Venezolana, hacia el fin supremo de refundación ética y moral de la República a fin de establecer un Estado democrático, participativo, multiétnico y pluricultural, ético-moral-socialista, comunitario, incluyente, consolidador de los valores de libertad, la independencia, la paz, la solidaridad, el bien común, rumbo a lo postulado por el Libertador "La Suprema Felicidad Social".

En este sentido, el propósito fundamental de este modelo plantea la construcción de una estructura social incluyente, apoyado en un nuevo sistema económico productivo, diversificado e integrado, tanto funcional como espacialmente, que incluya formas de producción social, cooperativas, asociativas y solidarias que favorezcan nuevos patrones de asentamiento humano. Para ello se plantea un desarrollo desconcentrado definido por ejes integradores en un ambiente sustentable, donde el acervo energético del país permita una estrategia que combine el uso soberano del recurso energético con la integración regional y mundial que haga viable el surgimiento de nuevos polos de poder que representen el quiebre de la hegemonía unipolar, en la búsqueda de la justicia social, la solidaridad y la consolidación del modelo productivo socialista.

Esta transformación, conllevará a un modelo de democracia social, participativa y protagónica en el que se ejecutarán políticas que enfatizarán el poder popular a través del desarrollo de las organizaciones comunitarias locales, consejos comunales, redes socio productivas, cooperativas u otras formas de organización y participación comunitaria a fin de otorgarle a las comunidades organizadas y organizaciones sociales, como núcleos fundamentales de la nueva geometría del poder.

En resumen, el objetivo de la política sectorial en el próximo ejercicio fiscal estará construido sobre la base de las premisas del socialismo bolivariano del siglo XXI, en el cual la soberanía nacional, la inclusión social, la lucha contra la pobreza, la ética de servicio hacia el pueblo, la lucha contra la corrupción, la organización popular y la integración regional y mundial constituyan los cimientos donde se asiente definitivamente la nueva República.

A continuación se presentan las asignaciones presupuestarias según las áreas afines de manera que faciliten el estudio de la correspondencia que existe entre la estructura de los planes de desarrollo con la de presupuesto.

**CUADRO N° 6-23**
**CLASIFICACIÓN SECTORIAL DEL GASTO POR FUENTES DE FINANCIAMIENTO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(MILLONES DE BOLÍVARES)**

| CONCEPTOS | RECURSOS ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **SECTORES SOCIALES** | **73.230,4** | **313,0** | | **17.578,6** | | **91.122,0** |
| Educación | 22.908,3 | | | 7.585,7 | | 30.494,0 |
| Vivienda, Desarrollo Urbano y Servicios Conexos | 1.529,7 | 200,0 | | | | 1.729,7 |
| Salud | 13.859,7 | | | 4.071,8 | | 17.931,5 |
| Desarrollo Social y Participación | 11.797,8 | 3,4 | | 4.116,0 | | 15.917,2 |
| Seguridad Social | 20.450,2 | | | 1.805,1 | | 22.255,3 |
| Cultura y Comunicación Social | 1.468,9 | 109,6 | | | | 1.578,5 |
| Ciencia y Tecnología | 1.215,8 | | | | | 1.215,8 |
| **SECTORES PRODUCTIVOS** | **11.349,4** | **9.199,9** | **0,0** | **0,0** | **0,0** | **20.549,3** |
| Agrícola | 3.860,1 | 948,5 | | | | 4.808,6 |
| Transporte y Comunicaciones | 2.340,4 | 2.103,3 | | | | 4.443,7 |
| Industria y Comercio | 2.446,1 | 1.408,8 | | | | 3.854,9 |
| Energía, Minas y Petróleo | 2.537,4 | 4.739,3 | | | | 7.276,7 |
| Turismo y Recreación | 165,4 | | | | | 165,4 |
| **SERVICIOS GENERALES** | **19.316,3** | **116,6** | **0,0** | **2.421,4** | **0,0** | **21.854,3** |
| Seguridad y Defensa | 13.370,2 | 51,6 | | 2.421,4 | | 15.843,2 |
| Dirección Superior del Estado | 5.946,1 | 65,0 | | | | 6.011,1 |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **59.802,8** | **0,0** | **10.729,7** | **0,0** | **150,1** | **70.682,6** |
| Servicio de la Deuda Pública | 14.271,9 | | 10.729,7 | | | 25.001,6 |
| Situado Constitucional | 32.739,8 | | | | | 32.739,8 |
| Transferencias al Exterior | 183,8 | | | | | 183,8 |
| Subsidio de Capitalidad | | | | | 150,1 | 150,1 |
| Otras Transf. a Entidades Federales. | 306,3 | | | | | 306,3 |
| Consejo Federal de Gobierno | 10.664,1 | | | | | 10.664,1 |
| Rectificaciones al Presupuesto | 1.636,9 | | | | | 1.636,9 |
| **TOTAL** | **163.698,9** | **9.629,5** | **10.729,7** | **20.000,0** | **150,1** | **204.208,2** |

**CUADRO N° 6-24**
**CLASIFICACIÓN SECTORIAL DEL GASTO**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | TOTAL | PORCENTAJE | |
|---|---|---|---|
| | | PARTICIPACIÓN | PIB |
| **SECTORES SOCIALES** | **91.122,0** | **44,6** | **8,3** |
| Educación | 30.494,0 | 14,9 | 2,8 |
| Vivienda, Desarrollo Urbano y Servicios Conexos | 1.729,7 | 0,8 | 0,1 |
| Salud | 17.931,5 | 8,8 | 1,6 |
| Desarrollo Social y Participación | 15.917,2 | 7,8 | 1,5 |
| Seguridad Social | 22.255,3 | 10,9 | 2,1 |
| Cultura y Comunicación Social | 1.578,5 | 0,8 | 0,1 |
| Ciencia y Tecnología | 1.215,8 | 0,6 | 0,1 |
| **SECTORES PRODUCTIVOS** | **20.549,3** | **10,2** | **2,0** |
| Agrícola | 4.808,6 | 2,4 | 0,6 |
| Transporte y Comunicaciones | 4.443,7 | 2,2 | 0,4 |
| Industria y Comercio | 3.854,9 | 1,9 | 0,3 |
| Energía, Minas y Petróleo | 7.276,7 | 3,6 | 0,7 |
| Turismo y Recreación | 165,4 | 0,1 | 0,0 |
| **SERVICIOS GENERALES** | **21.854,3** | **10,7** | **1,9** |
| Seguridad y Defensa | 15.843,2 | 7,8 | 1,4 |
| Dirección Superior del Estado | 6.011,1 | 2,9 | 0,5 |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **70.682,6** | **34,5** | **6,5** |
| Servicio de la Deuda Pública | 25.001,6 | 12,2 | 2,3 |
| Situado Constitucional | 32.739,8 | 16,0 | 3,0 |
| Transferencias al Exterior | 183,8 | 0,1 | 0,0 |
| Subsidio de Capitalidad | 150,1 | 0,1 | 0,0 |
| Otras Transferencias a Entidades Federales | 306,3 | 0,1 | 0,0 |
| Consejo Federal de Gobierno | 10.664,1 | 5,2 | 1,0 |
| Rectificaciones al Presupuesto | 1.636,9 | 0,8 | 0,2 |
| **TOTAL** | **204.208,2** | **100,0** | **18,7** |

## 6.5.2 Sectores Sociales

En este modelo de carácter humanista predomina la atención a las necesidades de las mayorías populares, la inversión social, la inclusión cultural, social y política requeridos para la construcción de una democracia de nuevo tipo, profundamente protagónica, dándole concreción a través de la asignación de mayores recursos para las políticas sociales. Para ello el Ejecutivo Nacional conservará como norte las Misiones Sociales, con el objeto de favorecer la seguridad social, la salud, la educación, integración ciudadana y la justicia social.

Para el logro de estos objetivos se dirigen las estrategias a:

- Promover la inversión social, fortaleciendo y sustentando las políticas sociales, universales, diferenciadas e integradas, incorporando a los ciudadanos en situación de máxima exclusión social, haciendo énfasis en el carácter humanista y autogestionario, de este modelo, cuya razón de ser es el hombre, esta es una condición fundamental para promover una mejor calidad de vida a las clases más desposeídas, al originar sustanciales cambios en desarrollo social orientados a la reducción de la pobreza, discriminación y la exclusión social
- Acentuar la atención integral de la salud, en forma oportuna y gratuita, a través de la expansión de los servicios, prevención y control de enfermedades, soberanía farmacéutica, prevención de hechos violentos y de consumo de drogas, asegurando tratamiento y rehabilitación a la población afectada
- Incentivar la construcción, mejora, rehabilitación y reubicación de viviendas, dando prioridad a las familias de escasos recursos y sujetos de atención especial. Promoviendo el desarrollo de urbanizaciones populares dotadas de servicios básicos y sociales
- Proseguir impulsando la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, asegurando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar
- Continuar haciendo esfuerzos para garantizar la Seguridad Social a todos los ciudadanos en condiciones de equidad y fomentar una cultura de seguridad social que responda a los principios constitucionales, especialmente los de solidaridad y corresponsabilidad
- Estimular la participación organizada de los ciudadanos en la planificación de la producción y la socialización equitativa de los excedentes. En tal sentido, se promoverá la participación activa de los consejos comunales en la planificación y control de los procesos económicos locales, en la consolidación de las redes socio-productivas y experiencias autogestionarias.

Los recursos estimados para los sectores sociales para el año 2011 ascienden a Bs. 91.122,0 millones (8,3 por ciento del PIB), correspondiendo por ordinario Bs. 73.230,4 millones (6,7 por ciento del PIB); por proyecto por endeudamiento Bs. 313,0 millones, y por gestión fiscal Bs. 17.578,6 millones (1,6 por ciento del PIB).

**CUADRO N° 6-25**
**SECTORES SOCIALES**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares )**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Educación | 30.494,0 | 33,5 |
| Seguridad Social | 22.255,3 | 24,4 |
| Salud | 17.931,5 | 19,7 |
| Desarrollo Social y Participación | 15.917,2 | 17,5 |
| Cultura y Comunicación Social | 1.578,5 | 1,7 |
| Vivienda, Desarrollo Urbano y Servicios Conexos | 1.729,7 | 1,9 |
| Ciencia y Tecnología | 1.215,8 | 1,3 |
| **TOTAL** | **91.122,0** | **100,0** |

- **Educación**

Asegurar el derecho de acceso a la educación e información, establecido en la Constitución de la República Bolivariana de Venezuela, es el objetivo para este ejercicio fiscal asimismo, continuar impulsando la universalización de la educación bolivariana con las misiones educativas, extendiendo la cobertura de la matrícula escolar, garantizando la permanencia y prosecución en el sistema educativo, fortaleciendo la educación ambiental, la identidad cultural, ampliando la infraestructura y dotación escolar, adecuando el sistema educativo al modelo productivo socialista, incentivando la investigación, desarrollando la educación intercultural y garantizando los accesos al conocimiento, a toda la población, con énfasis en la población excluida.

El Ejecutivo Nacional con la finalidad de formar el nuevo ciudadano como ser social, humanista, creativo, crítico, autodidacta, reflexivo, participativo, solidario y libre; continuará en el año 2011 con la incorporación de proyectos estratégicos, basados en las siguientes áreas estratégicas:

- Continuar consolidando el Sistema Educativo Bolivariano mediante una base curricular coherente con los preceptos constitucionales y el proyecto político, económico y social del país, mediante la modernización, mejoras y dotación de las instituciones, así como espacios idóneos para la enseñanza y la práctica, participativa y protagónica.

- Transformar el Ministerio del Poder Popular para la Educación y sus entes adscritos, así como las comunidades educativas y organizaciones estudiantiles, docentes y de representantes, sobre la base del Sistema Educativo Bolivariano.

En cuanto a la política destinada para la educación universitaria, se proseguirá con el desarrollo de planes, proyectos y programas, vinculados a la creación de una sociedad nueva, que ha de gestar su propio modelo: el socialista del siglo XXI, para ello se tomaran las siguientes acciones:

- Profundizar el desarrollo de las acciones encaminadas a mejorar y perfeccionar el nuevo Sistema de Ingresos a la Educación Superior mediante el Registro Único del Sistema Nacional de Ingresos a la Educación Superior.

- Consolidación del Sistema de Asignación de Becas, con la asignación de becas para los estudiantes venezolanos en el país y en el exterior así como el seguimiento de los becarios internacionales en Venezuela.

- De igual forma, se continuará la ejecución de la *Misión Alma Mater* como una vía para garantizar la equidad social en espacios para educar en valores socialistas, así como, modernizar y actualizar la dotación del Sistema Nacional de Educación Superior

Los créditos asignados a este sector ascenderán a Bs. 30.494,0 millones, (2,8 por ciento del PIB), los cuales se incrementarán por los aportes a Estados y Municipios. Según la fuente de financiamiento corresponden por ordinario Bs. 22.908,3 millones (2,1 por ciento del PIB), y por Gestión Fiscal Bs. 7.585,7 millones (0,7 por ciento del PIB). Los recursos asignados a este sector serán distribuidos de la forma siguiente:

**CUADRO N° 6-26**
**APORTES POR INSTITUCIONES AL SECTOR EDUCACIÓN**

**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Educación | 18.135,6 | 59,5 |
| Ministerio del Poder Popular para la Educación Universitaria | 11.663,1 | 38,2 |
| Ministerio del Poder Popular para Ciencia, Tec. E Ind. Intermedias | 240,0 | 0,8 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 120,0 | 0,4 |
| Ministerio del Poder Popular de Planificación y Finanzas | 63,8 | 0,2 |
| Contraloría General de la República | 19,5 | 0,1 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 14,1 | 0,0 |
| Otros Ministerios | 237,9 | 0,8 |
| **TOTAL** | **30.494,0** | **100,0** |

- **Vivienda, Desarrollo Urbano y Servicios Conexos**

Los lineamientos del Proyecto Nacional "Simón Bolívar", establecen bases firmes para la transición hacia una nueva organización socio-territorial coherente con el Socialismo del Siglo XXI, por tanto, las grandes inversiones en materia habitacional estarán articuladas en la estrategia de una nueva organización socio territorial del país, en función de lograr un nuevo sistema económico productivo, diversificado e integrado, tanto funcionalmente como territorialmente, que sustente la inclusión social bajo regímenes de producción social que favorezcan nuevos patrones de asentamiento

A través del Ministerio del Poder Popular para Vivienda y Hábitat, se formulará, controlará y se dará el financiamiento para las políticas de vivienda, haciendo énfasis en la construcción de complejos habitacionales en que su expansión sea hacia las zonas más deshabitadas del país, disminuyendo la concentración en los ejes urbanos poblados. Para atender la ejecución y financiamiento de todos los planes, programas y proyectos, obras y acciones requeridas en el ámbito de la vivienda y el hábitat, el Ministerio a través del Banco Nacional de Vivienda y Hábitat (Banavih), impulsará el proyecto *"Fondo de Aportes al Sector Público" (FASP).*

Por su parte, en la política presupuestaria para el año 2011 del Ministerio del Poder Popular para el Ambiente, se tiene previsto continuar con las mejoras y el aprovechamiento del sector ambiental y concientización acerca del desarrollo sostenible de forma de impulsar un modelo de producción y consumo ambientalmente sustentable, garantizando la conservación y uso de recursos hídricos.

Para tal fin, se dará financiamiento por medio del Proyecto de Ley Especial de Endeudamiento Anual 2011, entre otros a los siguientes proyectos: Agua Potable y Saneamiento en Zonas Urbanas y Rurales por Bs. 68,4 millones, Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos por Bs. 52,0 millones, Proyecto Nacional de Gestión y Conservación Ambiental por Bs. 34,6 millones, Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales por Bs. 15,8 millones, la Atención Acueductos Rurales en Poblaciones Menores Fase II por Bs. 14,3 millones, Manejo Sustentable de los Recursos

Naturales de la Cuenca del Rió Caroní por Bs. 8,9 millones, Fortalecimiento de la Infraestructura para la Investigación y Manejo de Organismos Genéticamente Modificados por Bs. 3,1 millones, y Rehabilitación y Optimización de las Plantas Mayores de Potabilización de Agua en Venezuela por Bs. 3,0 millones.

Los recursos destinados a este sector ascienden a Bs. 1.729,7 millones (0,1 por ciento del PIB), los cuales se incrementarán por los aportes que realizarán los Estados y Municipios. Según la fuente de financiamiento corresponden por ordinario Bs. 1.529,7 millones (0,1 por ciento del PIB) y por proyectos por endeudamiento Bs. 200,0 millones.

**CUADRO N° 6-27**
**APORTES POR INSTITUCIONES AL SECTOR VIVIENDA DESARROLLO URBANO Y SERVICIOS CONEXOS**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para el Ambiente | 782,6 | 45,2 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 787,1 | 45,5 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 160,0 | 9,3 |
| **TOTAL** | **1.729,7** | **100,0** |

- ## Salud

La salud es una de las áreas de mayor incidencia social por su valor cuantitativo en el índice de desarrollo humano, por tanto el Estado como rector en la construcción del Sistema Público Nacional de Salud, descentralizado y participativo. se convierte en el eje político integrador de esta direccionalidad, como derecho humano y social inherente a la vida, por consiguiente se considera la salud como un bien de relevancia pública superior y un espacio de articulación intersectorial, sustentado en un compromiso de corresponsabilidad entre todos los sectores públicos.

En este sentido, la política en salud para el ejercicio fiscal 2011, estará destinada a profundizar la atención integral en forma oportuna y gratuita, a través de programas y control de enfermedades, asistencia materna infantil, atención y prevención en el consumo de drogas y a garantizar la soberanía farmacéutica.

Dichas políticas serán ejecutadas a través de:

- Atención a la formación de profesionales del nivel primario y de especialidades, así como a la rehabilitación de hospitales y centros de diagnóstico; ampliación y mejora de la infraestructura hospitalaria y centros de diagnóstico; que brindan servicio integral gratis a todos los ciudadanos. Para el logro de estos objetivos se tiene previsto continuar con la estrategia de los Consultorios Populares, los Centros de Diagnóstico Integral, las Salas de Rehabilitación Integral (SRI) y los Centros de Alta Tecnología.

- Fortalecer y optimizar la investigación sobre uso y abuso de sustancias estupefacientes y psicotrópicas; acciones educativas sobre la prevención en cuanto al consumo de drogas; consolidación de todos los centros que prestan asistencia ambulatoria para esta población y asegurar el tratamiento y la rehabilitación de la población afectada.

- Investigación para la fabricación de medicamentos esenciales, para ello el Servicio Autónomo de Elaboraciones Farmacéuticas garantizará el acceso a medicamentos esenciales de alta calidad, suministrados bajo el esquema de racionalidad terapéutica, a los pacientes atendidos en el Sistema de Salud Pública y el abastecimiento de insumos al más bajo costo.

- Profundización de la Misión Barrio Adentro en sus diversas modalidades en todo el territorio nacional, garantizando de esta manera el acceso pleno a servicios de salud integrales y de calidad a toda la población, a fin de articular los consultorios con la red primaria del Sistema Público Nacional de Salud.

Dentro del conjunto de proyectos a ejecutar por el Ministerio del Poder Popular para la Salud, destacan: El cumplimiento de los objetivos planteados buscan garantizar el impacto social propuesto en la ejecución de proyectos bandera como: la Misión Barrio Adentro I, II, III y IV; Plan Nacional de Vacunación; el "Proyecto Madre"- Misión Niño Jesús; Plan de Salud Indígena; el Fortalecimiento de la Red de Suministro y Distribución de Medicamentos, entre otros.

Asimismo, se ejecutaran tres nuevos proyectos orientados a mejorar la calidad en la prestación de la atención médica a través del "Acceso racional y oportuno a medicamentos esenciales, material médico quirúrgico y equipamiento de salud"; Implementación de Telesalud para el fortalecimiento del I nivel de atención en salud en zonas rurales dispersas y garantizar el funcionamiento operativo de los hospitales Ciudad Hospitalaria Dr. Enrique Tejeda y Maternidad Ibarra del Estado Carabobo, Maternidad Negra Hipólita del Estado Bolívar, Hospital General de Táriba y el Oncológico del Estado Táchira, y Centro Docente Cardiológico Bolivariano (Cedocabar) en el Estado Aragua.

Los recursos destinados a este sector ascienden a Bs. 17.931,5 millones (1,6 por ciento del PIB) los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 13.859,7 millones, (1,3 por ciento del PIB) y por gestión fiscal Bs. 4.071,8 millones (0,3 por ciento del PIB).

Con el propósito de ser ejecutados en el ejercicio fiscal 2011, se asignan los aportes que se especifican a continuación, para los organismos ejecutores de las políticas de Salud:

**CUADRO N° 6-28**
**APORTES POR INSTITUCIONES AL SECTOR SALUD**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Salud | 13.592,0 | 75,8 |
| Ministerio del Poder Popular para la Educación | 1.855,4 | 10,3 |
| Tribunal Supremo de Justicia | 477,6 | 2,7 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 466,8 | 2,6 |
| Ministerio del Poder Popular de Planificación y Finanzas | 289,6 | 1,6 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 136,8 | 0,8 |
| Consejo Nacional Electoral | 134,9 | 0,8 |

CUADRO N° 6-28
APORTES POR INSTITUCIONES AL SECTOR SALUD
PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio Público | 130,8 | 0,7 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 100,9 | 0,6 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 91,6 | 0,5 |
| Ministerio del Poder Popular para la Educación Universitaria | 85,7 | 0,5 |
| Asamblea Nacional | 77,4 | 0,4 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 73,4 | 0,4 |
| Ministerio del Poder Popular para el Ambiente | 63,0 | 0,4 |
| Ministerio del Poder Popular para la Defensa | 59,0 | 0,3 |
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | 58,9 | 0,3 |
| Vicepresidencia de la República | 47,3 | 0,3 |
| Ministerio del Poder Popular para Relaciones Exteriores | 44,4 | 0,2 |
| Contraloría General de la República | 25,7 | 0,1 |
| Ministerio del Poder Popular para Energía Eléctrica | 20,3 | 0,1 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias | 19,8 | 0,1 |
| Ministerio del Poder Popular para el Comercio | 13,6 | 0,1 |
| Otros Ministerios | 18,7 | 0,1 |
| **TOTAL** | **17.931,5** | **100,0** |

- **Desarrollo Social y Participación**

Para el ejercicio fiscal 2011, el Ejecutivo Nacional, orientará sus políticas a lograr la máxima inversión social, fortaleciendo y sustentando las políticas sociales, universales, diferenciadas e integradas, incorporando a los ciudadanos en situación de máxima exclusión social; para ello se estima incrementar el acceso a los Programas y Misiones Sociales, y elevar el apoyo del conjunto de bienes y servicios básicos requeridos para el bienestar individual y colectivo de las clases mas desposeídas; así como la implantación de sistemas de intercambios de bienes y servicios justos, equitativos y solidarios, minimizando la brecha existente entre el trabajo físico y el trabajo intelectual reafirmando la condición humanista del proceso revolucionario.

Entre las acciones de política a desarrollar tenemos:

- Asegurar la Asistencia y el Desarrollo Social Integral y Participativo del ciudadano venezolano, desarrollando políticas dirigidas al fomento del desarrollo humano, al desarrollo social con equidad y justicia social, a la protección social, especialmente en los grupos sociales más desposeídos, así mismo brindar apoyo directo a la familia, a la juventud y a los niños y niñas para contribuir a combatir la pobreza, superar la exclusión y la discriminación.

- Continuar el reimpulso de la actividad comunitaria, entendiendo que la colaboración de todos los integrantes de la comunidad, su formación, organización y la posterior difusión de los proyectos socio-productivos que desarrolla son clara muestra de las capacidades del pueblo, dedicado a satisfacer sus necesidades, solventar sus carencias y potenciar sus habilidades, aún más allá del bienestar del colectivo al cual pertenecen.

- Reafianzar la Misión Negra Hipólita, la cual seguirá brindando apoyo en lo relativo a la atención integral de todos los niños, niñas, adolescentes y adultos en situación de calle, adolescentes embarazadas, personas con discapacidad y adultos mayores en situación de pobreza extrema y estado de abandono. En este sentido, ejecutará los Proyectos: Red Articuladora Contra la Miseria, Protección y Atención Integral para Niños y Adolescentes en Situación de Riesgo Social y Socio Educativo para Adolescentes en Conflicto con la Ley Penal.

- Se continuará con la Misión Che Guevara, a fin de facilitar las herramientas para encausar a la población en la participación de labores productivas, de desarrollo endógeno; el objetivo trazado es ir transformando la estructura social y productiva de la nación, para ir en la búsqueda de un modelo económico socialista y bolivariano, soberano, competitivo, profundamente enraizado en lo venezolano y sostenible en el tiempo, que garanticen y promuevan la nueva ciudadanía y el fin de la exclusión.

- A través de la Misión Madres del Barrio, se busca consolidar la incorporación de las mujeres que desempeñan trabajos del hogar, que tienen personas bajo su dependencia (hijos, padres u otros familiares), y cuya familia no perciba ingresos de ningún tipo o estos sean inferiores al costo de la canasta alimentaria

- Reforzamiento de la Misión Barrio Adentro Deportivo, la cual hace énfasis a la práctica deportiva, tanto aquella que está vinculada al poder comunal a través de las comunidades organizadas, como aquella formativa en la población infantil, a fin del desarrollo de estrategias con proyección de atletas para la alta competencia, incluye asistencia socio integral para estos atletas.

El Ministerio del Poder Popular para las Comunas y Protección Social, tiene la responsabilidad de establecer las políticas, directrices y mecanismos para la coordinación armónica de las acciones de los entes que lo conforman. En este sentido, se encargara de fortalecer el poder ciudadano y crear oportunidades para superar la pobreza, a través del apoyo a la economía social; la promoción del desarrollo humano integral de toda la población con especial interés en acciones dirigidas a la población excluida, y la disminución de las desigualdades sociales, haciendo énfasis en la atención integral a grupos vulnerables conformados por niños y niñas, madres y adolescentes, personas con necesidades especiales y población indígena.

Para ello se asignan por Proyecto de Ley Especial de Endeudamiento 2011 Bs. 3,4 millones a fin de suministrar Apoyo a las Poblaciones Warao del Delta del Orinoco.

Los recursos destinados a éste sector ascienden a Bs. 15.917,2 millones, (1,5 por ciento del PIB) los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 11.797,8 millones (1,1 por ciento del PIB);por proyectos por endeudamiento Bs. 3,4 millones y por gestión fiscal Bs. 4.116,0 millones (0,4 por ciento del PIB).

A continuación se presentan los aportes más relevantes del sector:

CUADRO N° 6-29
APORTES POR INSTITUCIONES AL SECTOR DESARROLLO SOCIAL Y PARTICIPACIÓN
PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | 4.615,2 | 29,0 |
| Ministerio del Poder Popular del Despacho de la Presidencia | 2.933,9 | 18,4 |
| Ministerio del Poder Popular para la Educación | 2.608,7 | 16,3 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 1.768,4 | 11,1 |
| Ministerio del Poder Popular para la Alimentación | 886,1 | 5,6 |
| Ministerio del Poder Popular para el Deporte | 762,3 | 4,8 |
| Ministerio del Poder Popular para la Defensa | 487,2 | 3,1 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 262,3 | 1,6 |
| Ministerio del Poder Popular para la Salud | 237,6 | 1,5 |
| Ministerio del Poder Popular para la Mujer y la Igualdad de Género | 218,5 | 1,4 |
| Ministerio del Poder Popular de Planificación y Finanzas | 148,1 | 0,9 |
| Ministerio del Poder Popular para los Pueblos Indígenas | 145,4 | 0,9 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 130,8 | 0,8 |
| Consejo Nacional Electoral | 90,8 | 0,6 |
| Ministerio del Poder Popular para Relaciones Exteriores | 85,7 | 0,5 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 82,1 | 0,5 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 74,2 | 0,5 |
| Ministerio del Poder Popular para Energía Eléctrica | 65,3 | 0,4 |
| Ministerio del Poder Popular para el Ambiente | 56,8 | 0,4 |
| Asamblea Nacional | 42,1 | 0,3 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 39,0 | 0,3 |
| Tribunal Supremo de Justicia | 25,1 | 0,2 |
| Otros Ministerios | 151,6 | 1,0 |
| **TOTAL** | **15.917,2** | **100,0** |

- **Seguridad Social**

El Estado Venezolano acentuará sus esfuerzos para asegurar la Seguridad Social a todos los ciudadanos en condiciones de equidad, justicia e inclusión social, está es una protección no solo para los trabajadores dependientes e independientes, sino para todas las personas que habiten legalmente en el país; el Sistema de Seguridad Social contiene los Sistemas de Previsión, los Regímenes Prestacionales y un Sistema de Vivienda y Hábitat.

Por tanto, se continuará concientizando a las empleadoras y a los empleadores de la necesidad de cumplir oportunamente con las obligaciones que se establecen en Ley, fomentando una cultura de Seguridad Social que responda a los principios constitucionales, especialmente, los de solidaridad y corresponsabilidad.

La asignación presupuestaria en este sector será destinada básicamente al pago de pensiones y jubilaciones, asistencia social-económica al personal pensionado y jubilado, aportes patronales al Instituto Venezolano de los Seguros Sociales (IVSS) para obreros y empleados, al Instituto de Previsión Social de las Fuerzas Armadas (Ipsfa) Nacionales, al Servicio Autónomo Fondo de Prestaciones Sociales de los organismos de la Administración Central y al Instituto de Previsión y Asistencia Especial para el personal del Ministerio de Educación (Ipasme), entre otros.

Al IVSS, se le asignan recursos por Bs. 14.504,5 millones, para llevar a cabo los siguientes proyectos; mejoramiento en el otorgamiento de las prestaciones dinerarias a largo y corto plazo asimismo se continua e incrementa la incorporación progresiva de ciudadanos y ciudadanas al sistema de Seguridad Social y al fortalecimiento del servicio de asistencia médica integral de manera universal solidaria y gratuita; también se continuará afianzando el programa de Protección a los Ciudadanos más vulnerables de la población y para el logro de este propósito el programa dirigido al Adulto Mayor y Amas de Casa.

En cuanto al profesional del área educativa se refiere, se estiman recursos al Ipasme por Bs. 663,9 millones, a fin de promover y desarrollar un sistema de seguridad social integral y orientado al mejoramiento permanente de la calidad de vida del personal docente y administrativo del Ministerio del Poder Popular para la Educación.

Por su parte, al Ipsfa se le asignan recursos por Bs. 1.929,3 millones, para atender los beneficios socioeconómicos previstos en la Ley de Seguridad Social de la Fuerza Armada Nacional, para el suministro de medicinas y productos farmacéuticos a familiares inmediatos y mediatos de los afiliados, y para la adquisición de equipos médicos quirúrgicos y odontológicos.

Los recursos destinados a este sector ascienden a Bs. 22.255,3 millones, (2,1por ciento del PIB) los cuales se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento sólo corresponden por ordinario Bs. 20.450,2 millones, (1,9 por ciento del PIB) y por gestión fiscal Bs. 1.805,1 millones (0,2 por ciento del PIB) A continuación se presentan los aportes más importantes del sector:

**CUADRO N° 6-30**
**APORTES POR INSTITUCIONES AL SECTOR SEGURIDAD SOCIAL**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para el Trabajo y Seguridad Social | 10.683,0 | 48,0 |
| Ministerio del Poder Popular para la Educación | 3.543,5 | 15,9 |
| Ministerio del Poder Popular para la Defensa | 2.270,2 | 10,2 |
| Ministerio del Poder Popular para la Salud | 1.629,0 | 7,3 |
| Ministerio del Poder Popular de Planificación y Finanzas | 883,5 | 4,0 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 658,6 | 3,0 |
| Tribunal Supremo de Justicia | 610,9 | 2,7 |
| Consejo Nacional Electoral | 388,2 | 1,7 |
| Ministerio Público | 223,7 | 1,0 |
| Ministerio del Poder Popular para Relaciones Interiores y Justicia | 223,0 | 1,0 |
| Asamblea Nacional | 157,3 | 0,7 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 145,6 | 0,7 |
| Ministerio del Poder Popular para Relaciones Exteriores | 127,9 | 0,6 |
| Ministerio del Poder Popular para el Ambiente | 127,8 | 0,6 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 115,4 | 0,5 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 88,8 | 0,4 |
| Contraloría General de la República | 82,1 | 0,4 |
| Ministerio del Poder Popular para el Comercio | 52,7 | 0,2 |
| Ministerio del Poder Popular del Despacho de la Presidencia | 51,2 | 0,2 |
| Ministerio del Poder Popular para la Energía y Petróleo | 31,2 | 0,1 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 18,6 | 0,1 |
| Ministerio del Poder Popular para Educación Universitaria | 16,9 | 0,1 |
| Ministerio del Poder Popular para Cultura | 14,6 | 0,1 |
| Otros Ministerios | 111,6 | 0,5 |
| **TOTAL** | **22.255,3** | **100,0** |

- **Cultura y Comunicación Social**

Masificar una cultura que fortalezca la identidad nacional, latinoamericana y caribeña a través de la estimulación de la creatividad y las artes en todo el Territorio Nacional, es el objetivo principal del Ministerio del Poder Popular para la Cultura; adicionalmente, planificar, diseñar, construir, dotar y articular la infraestructura físico espacial demandada por el sector, conjuntamente con entes nacionales, regionales y municipales; asimismo, evaluar la gestión de los entes culturales descentralizados.

Para el desarrollo y éxito de éstos objetivos, el mismo cuenta con algunos organismos, entre los cuales destacan: Fundación Museos Nacionales, Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas, Fundación Biblioteca Ayacucho, Fundación Casa Nacional de las Letras Andrés Bello, Fundación Casa del Artista, Centro Nacional Autónomo de Cinematografía y el Centro Nacional del Libro, entre otros.

Por otra parte, a través del Ministerio del Poder Popular para la Comunicación y la Información, responsable de la formulación, dirección, ejecución, supervisión, y evaluación de la política comunicacional integral pública, se hará énfasis en consolidar el sistema de comunicación nacional como instrumento para el fortalecimiento de la democracia protagónica y revolucionaria.

Los recursos asignados a este sector ascienden a Bs. 1.578,5 millones (0,1 por ciento del PIB), incluye los recursos por Proyecto de Ley Especial de Endeudamiento 2011 para la Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música por Bs. 102,4 millones y al Complejo de Acción Social por la música Simón Bolívar, Bs. 7,2 millones. Adicionalmente, se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 1.468,9 millones (0,1 por ciento del PIB) y por proyectos por endeudamiento Bs. 109,6 millones.

Los organismos que participan en el citado sector se relacionan a continuación:

**CUADRO N° 6-31**
**APORTES POR INSTITUCIONES AL SECTOR CULTURA Y COMUNICACIÓN SOCIAL**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Cultura | 894,0 | 56,6 |
| Ministerio del Poder Popular para la Comunicación y la Información | 493,7 | 31,3 |
| Vicepresidencia de la República | 109,6 | 6,9 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 70,0 | 4,4 |
| Ministerio del Poder Popular para la Educación | 4,1 | 0,3 |
| Otros Ministerios | 7,1 | 0,5 |
| **TOTAL** | **1.578,5** | **100,0** |

## • Ciencia y Tecnología

Durante el proyecto de presupuesto del ejercicio fiscal 2011 se continuaran ejecutando políticas de ciencia y tecnología para la inclusión social, para lo cual, la sociedad venezolana pueda conformarse en sujetos de acción en la formulación de políticas públicas en el sector y desde luego, partícipes del nuevo pensamiento científico que se gesta en el país. En este sentido, las acciones estarán orientadas a:

- Incrementar la producción nacional de ciencia, tecnología e innovación a fin de cubrir necesidades en los sectores agroalimentario, manufacturero, industria petrolera, gasífera, minera y forestal, tecnologías de la información y comunicación, salud pública, seguridad y defensa, desarrollo endógeno sustentable, entre otros.

- Rediseñar y estructurar el Sistema Nacional de Ciencia, Tecnología e Innovación (SNCTI).
- Estimular la producción nacional de ciencia, tecnología e innovación hacia necesidades y potencialidades del país.
- Divulgar masivamente la cultura científica y el apoyo institucional con plataformas tecnológicas para acceder al ciudadano común, a través de museos, infocentros y bibliotecas.
- Conformación de una nueva cultura científica transdisciplinaria que promueva las relaciones de integración social con las capacidades creativas e innovativas de las comunidades, preservando la protección de los saberes populares, diversidad cultural y saberes ancestrales.
- Promover la independencia científica tecnológica a fin de alcanzar mayores niveles de soberanía científico-técnica, necesarios para construir un modelo endógeno de desarrollo ambientalmente sustentable para el país.

El Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias ha precisado objetivos estratégicos, políticas y proyectos con el propósito fundamental de potenciar el uso de las tecnologías de información en el sector Gubernamental y las comunidades organizadas, impulsar la soberanía de las tecnologías de la información, democratizar el acceso al conocimiento e impulsar la adopción de estándares de tecnologías de información en la Administración Pública Nacional y las comunidades organizadas.

Los recursos asignados para este sector ascienden a Bs. 1.215,8 millones (0,1 por ciento del PIB), los cuales provienen de la fuente ordinarios. A continuación se presentan los aportes más relevantes del sector:

**CUADRO N° 6-32**
**APORTES A LOS PRINCIPALES ORGANISMOS AL SECTOR CIENCIA Y TECNOLOGÍA**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 853,6 | 70,2 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 260,1 | 21,5 |
| Ministerio del Poder Popular para la Educación | 42,9 | 3,5 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 35,0 | 2,9 |
| Ministerio del Poder Popular para el Ambiente | 23,8 | 2,0 |
| Otros Ministerios | 0,4 | 0,0 |
| **TOTAL** | **1.215,8** | **100,0** |

## 6.5.3 Sectores Productivos

Las políticas en este sector continuarán encaminadas en función del establecimiento del modelo productivo socialista, conformado primordialmente por empresas de producción social y de las formas de organización socioproductívas que surgen en el seno de la comunidad y que representan entidades económicas dedicadas a la producción de bienes o servicios que contemplan la movilización consciente del trabajo en redes socioproductivas que potencien el control y próspero desenvolvimiento de las actividades de la economía popular, para ello se avanzará sustancialmente, en la consolidación del carácter endógeno de la economía, mediante el uso progresivo de los recursos del país, con visión de futuro y respeto a las generaciones venideras, dando relevancia a la satisfacción de las necesidades del país.

En tal sentido, se dará continuidad al plan de desarrollo endógeno en las áreas de la agricultura, la industria, el comercio y de servicios. Se fortalecerá el sistema de financiamiento público, a fin de favorecer una coordinación eficiente entre bancos, sociedades de garantías recíprocas, capital de riesgo y bancos de desarrollo que permitan el abaratamiento financiero y sirvan de apalancamiento para el desarrollo del país.

Para ello se fortalecerá la pequeña y mediana industria y empresa, utilizando mecanismos de asistencia técnica, financiamiento y capacitación del recurso humano. Un elemento al que se dará apoyo es la cogestión, como herramienta de corresponsabilidad en la ejecución de proyectos de inversión y servicios.

Se prevé construir y continuar el mantenimiento preventivo de las vías urbanas, rurales y fronterizas; especialmente se dará impulso a la construcción, rehabilitación y desarrollo de la vialidad agrícola. Mejoras de autopistas. Asimismo, se destinan importantes recursos para la continuación de sistemas masivos de transporte, tales como los proyectos ferroviarios y de los sistemas metro a nivel nacional.

En el sector agrícola, se establecerá un desarrollo agrícola sustentable y de soberanía agroalimentaria. La actividad agrícola está llamada a cumplir un rol primordial, en la ocupación del territorio, la redistribución del ingreso y el aporte de materias primas a la industria.

En el sector de energía, los recursos se orientarán a la ampliación y mejora de la distribución de energía en el país para satisfacer el incremento de la demanda interna de electricidad, a la regulación, supervisión y gestión del servicio energético nacional, su plan de expansión, modernización e integración; impulsando el uso eficiente de la energía tanto la generada por fuentes hidrológicas como las producidas por las fuentes térmicas para ello se asignan importantes recursos en el Proyecto de Ley Especial de Endeudamiento 2011.

En lo que respecta al Comercio Exterior, se ejecutará una política comercial enfocada hacia la consolidación de los lazos de unión entre Venezuela y aquellos países que se identifican con la visión de un mundo multipolar, basado en la construcción de nuevos bloques de poder geopolítico y mecanismos de articulación, cooperación y complementación.

Los recursos asignados a los sectores productivos ascienden a Bs. 20.549,3 millones (2,0 por ciento del PIB), distribuidos en la forma siguiente: por ordinario Bs. 11.349,4 millones (1,0 por ciento del PIB) y por proyectos por endeudamiento Bs. 9.199,9 millones (1,0 por ciento del PIB).

**CUADRO N° 6-33**
**SECTORES PRODUCTIVOS**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Transporte y Comunicaciones | 4.443,7 | 21,6 |
| Agrícola | 4.808,6 | 23,4 |
| Industria y Comercio | 3.854,9 | 18,8 |
| Energía, Minas y Petróleo | 7.276,7 | 35,4 |
| Turismo y Recreación | 165,4 | 0,8 |
| **TOTAL** | **20.549,3** | **100,0** |

## • Agrícola

La política presupuestaria del Estado para el ejercicio fiscal del año 2011, se fundamentará en continuar la construcción de la plataforma operativa que permita garantizar la seguridad alimentaria, con la aplicación progresiva de estrategias que consoliden la revolución agraria y la eliminación definitiva del latifundio. Destacan entre ellas, la culminación del catastro de tierras, el rescate de las tierras ociosas e incorporarlas a la producción de alimentos.

En tal sentido las acciones se orientarán para:

- Fortalecer la producción agrícola a través del financiamiento preferencial de la inversión productiva, con ello se establecen condiciones específicas que permitan un fácil acceso y una capacidad de respuesta adecuada a objeto de impulsar el desarrollo del sector.
- Asegurar el balance agroalimentario de la población, a través de la planificación, desarrollo sistémico y articulado de la producción, promoción de la actividad agropecuaria, protección de los asentamientos de comunidades de pescadores y pescadoras artesanales.
- Incentivar la investigación, desarrollo y transferencia de tecnología en todas las etapas de la cadena agroalimentaria, con énfasis en las etapas de procesamiento, intercambio, distribución y comercialización.
- Promover, divulgar, y garantizar la salud agrícola integral, como eje principal de la soberanía y la seguridad alimentaria, el desarrollo sustentable de la Nación, la salud de los animales y vegetales y por tanto las personas, mediante el fomento de la ciencia agroecológica.
- Aumentar los espacios de concertación, es decir, consejos agrícolas y de productividad, en coordinación con el Ejecutivo Nacional para actividades tales como censos, organización de zonas productivas, determinación de rubros prioritarios, capacitación y suministro de información actualizada, entre otros.

Desde el punto de vista institucional corresponderá al Ministerio del Poder Popular para la Agricultura y Tierras, establecer conjuntamente con los órganos competentes, las estrategias de promoción y captación de inversiones para el desarrollo del sector agrícola y rural. Todo enmarcado dentro del nuevo modelo productivo socialista garante del desarrollo agrícola sustentable y para el logro de la soberanía agroalimentaria.

Por otra parte, a través del financiamiento del Proyecto de Ley Especial de Endeudamiento Anual 2011, se otorgan recursos por el orden de Bs. 948,5 millones, entre los cuales se encuentran Bs. 206,2 millones para el Sistema de Riego Valle de Quibor, Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quibor y Conservación de la Cuenca del Río Yacambú Bs. 715,5 millones y Bs. 26,8 millones destinados al Desarrollo Sostenible para las Zonas Semiáridas de los Estados Lara y Falcón, segunda fase.

Los créditos asignados a este sector ascienden a Bs. 4.808,6 millones (0,6 por ciento del PIB), incluidos los asignados por Proyecto de Ley Especial de Endeudamiento Anual del año 2011. Asimismo, es importante destacar que dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 3.860,1 millones (0,4 por ciento del PIB), y por proyectos por endeudamiento Bs. 948,5 millones (0,2 por ciento del PIB). El cuadro siguiente refleja las asignaciones previstas por los organismos que aportan a este sector:

**CUADRO N° 6-34**
**APORTES POR INSTITUCIONES AL SECTOR AGRÍCOLA**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolivares)**

| DENOMINACIÓN | MONTO | POCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para la Alimentación | 2.140,5 | 44,5 |
| Ministerio del Poder Popular para la Agricultura y Tierras | 1.923,2 | 40,0 |
| Ministerio del Poder Popular para el Ambiente | 741,1 | 15,4 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 3,8 | 0,1 |
| **TOTAL** | **4.808,6** | **100,0** |

- ## Transporte y Comunicaciones

Durante el Proyecto de Presupuesto para el ejercicio fiscal 2011, los esfuerzos del sector se centraran en dar prioridad a los proyectos destinados al mantenimiento, mejoras, acondicionamiento y nuevas construcciones de infraestructura pública, especialmente de vialidad y grandes obras de transporte masivo, entre las que destacan la nueva Línea 2 "El Tambor San Antonio de los Altos", Rehabilitación de la Línea I del Metro de Caracas, Línea 5 Tramo Plaza Venezuela- Miranda II y el Sistema Ferroviario Central Ezequiel Zamora tramo Puerto Cabello-La Encrucijada.

Dichas obras generan grandes beneficios ya que, además de movilizar volúmenes importantes de pasajeros, tienen características comunes, como el desarrollo de importantes obras de infraestructura: vías férreas, túneles, viaductos, sistemas de electrificación, calles, avenidas y edificaciones, entre otras.

Vale destacar, la importancia estratégica de las actividades que conforman el Sistema de Transporte Ferroviario Nacional, dado el hecho de satisfacer las necesidades y derechos de la población, consolidar la soberanía nacional y fortalecer el desarrollo endógeno.

De igual forma, se hará énfasis en el rescate y ampliación de las obras de infraestructura para el sector agrario, particularmente de aquellas zonas de desarrollo agrícola estratégico y prioritario, mediante la ejecución de proyectos orientados hacia la construcción, rehabilitación, y mantenimiento de vías agrícolas a nivel nacional, mejora de los servicios básicos, para la producción de los sistemas de riego, a fin de comunicar asentamientos campesinos, centros poblados y población rural.

Se brindará apoyo para el desarrollo de obras públicas de equipamiento urbano a fin de fortalecer la infraestructura física y social del país, dándole coherencia a los planes del Ejecutivo Nacional, direccionando los recursos asignados hacia sectores prioritarios, tales como: salud, educación, seguridad y defensa, deporte y cultura.

En tal sentido, a través del financiamiento para proyectos financiados por la Ley Especial de Endeudamiento Anual 2011 se ejecutarán entre otros, lo siguientes planes, proyectos y obras de orden estratégico, con especial énfasis en el transporte masivo y ferroviario, destacando los siguientes: Línea 2 El Tambor- San Antonio de los Altos por Bs. 641,1 millones, Rehabilitación de la Línea I del Metro de Caracas por Bs. 501,9 millones, Línea 5 Tramo Plaza Venezuela – Miranda II Bs. 273,3 millones, Inversiones Operativas por Bs. 85,2 millones, Sistema Ferroviario Central Ezequiel Zamora tramo Puerto Cabello-La Encrucijada Bs. 264,4 millones, Construcción de la Línea 2 del Metro de Valencia Bs. 91,2 millones, Línea 2, El Tambor-San Antonio de los Altos, Sistema Metro los Teques (equipamiento) Bs. 155,6 millones.

Los recursos destinados a este sector ascienden a Bs. 4.443,7 millones (0,4 por ciento del PIB); dichos recursos se incrementarán por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 2.340,4 millones (0,2 por ciento del PIB) y por proyectos por endeudamiento Bs. 2.103,3 millones (0,2 por ciento del PIB).

El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

**CUADRO N° 6-35**
**APORTES POR ORGANISMOS AL SECTOR TRANSPORTE Y COMUNICACIONES**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolivares)**

| DENOMINACIÓN | MONTO | PORCENTAJE |
|---|---|---|
| Ministerio del Poder Popular para Transporte y Comunicaciones | 3.984,9 | 89,8 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 312,0 | 7,0 |
| Asamblea Nacional | 41,9 | 0,9 |
| Ministerio del Poder Popular para la Defensa | 15,2 | 0,3 |
| Otros Ministerios | 89,7 | 2,0 |
| **TOTAL** | **4.443,7** | **100,0** |

- **Industria y Comercio**

Las acciones de este sector se destinarán a impulsar la instauración del modelo productivo socialista. Para ello se aplicarán un conjunto de estrategias que permitan el crecimiento diversificado de la economía, generando las condiciones para asegurar la participación del sector privado; impulsando las empresas de producción social que constituyen el germen y el camino hacia el Socialismo del siglo XXI, en tal sentido, se incentivará la inversión en las cadenas productivas de los sectores estratégicos y con ventajas comparativas, tales como petroquímica, productos forestales, sector turístico, acero y aluminio.

A través del Ministerio del Poder Popular para el Comercio, se formularán las políticas planes, y proyectos orientados a promover el desarrollo industrial, el fortalecimiento de la Pequeña y Mediana Empresa (PYME), la Pequeña y Mediana Industria (PYMI) y el desarrollo de las cadenas industriales, a fin de que sirvan de palanca para reactivar y modernizar el parque industrial del país. Incrementar el intercambio de bienes y servicios a través de los países que integran la Alternativa Bolivariana para las Américas (ALBA).

Por su parte, el Ejecutivo Nacional, a través del Ministerio del Poder Popular para las Comunas y Protección Social, fomentará, protegerá y promoverá la pequeña y mediana industria y las unidades de propiedad social, con el fin supremo de construir una economía socio-productiva popular y sustentable.

En tal sentido, la pequeña y mediana industria y las unidades de propiedad social son la expresión organizada de desarrollo autosustentable, que va a derivar en una mayor ocupación laboral de todos los núcleos socio-comunales a nivel nacional, dada la necesidad de ir reciclando nuevas inversiones, la que vigorizará una economía social más equitativa.

Por su parte, el Ministerio del Poder Popular para las Industrias Básicas y Minería, se encargará de la formulación, ejecución y control de las políticas, estrategias y planes en materia de industrias básicas, mineras y forestales, orientadas a desarrollar el nuevo modelo de sistema empresarial de producción socialista en los sectores hierro - acero, aluminio forestal y minero. Para la ejecución de dicho objetivo se contemplan recursos Proyecto de Ley Especial de Endeudamiento Anual 2011 por Bs. 1.408,8 millones para el Diseño, Construcción y Operación de un Complejo Siderúrgico realizado por la Empresa de Producción Social (EPS) Siderúrgica Nacional C.A.

Los recursos destinados al sector Industria y Comercio ascienden a Bs. 3.854,9 millones (0,3 por ciento del PIB). Asimismo, se incrementarán por los aportes que realizarán los Estados y Municipios. Según la fuente de financiamiento los recursos asignados corresponden a la fuente ordinaria Bs. 2.446,1 millones (0,2 por ciento del PIB)y por proyectos por endeudamiento Bs. 1.408,8 millones (0,1 por ciento del PIB),. El cuadro siguiente refleja las asignaciones previstas por los Ministerios que aportan a este sector:

| CUADRO N° 6-36<br>APORTES POR ORGANISMOS AL SECTOR INDUSTRIA Y COMERCIO<br>PROYECTO DE LEY DE PRESUPUESTO AÑO 2011<br>(Millones de Bolívares) | | |
|---|---|---|
| **DENOMINACIÓN** | **MONTO** | **PORCENTAJE** |
| Ministerio del Poder Popular para las Industrias Básicas y Minería | 1.462,2 | 37,9 |
| Ministerio del Poder Popular para Vivienda y Hábitat | 1.050,0 | 27,2 |
| Vicepresidencia de la República | 531,4 | 13,8 |
| Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 285,7 | 7,4 |
| Ministerio del Poder Popular para las Comunas y Protección Social | 225,0 | 5,8 |
| Ministerio del Poder Popular para el Comercio | 156,8 | 4,1 |
| Ministerio del Poder Popular para Transporte y Comunicaciones | 31,9 | 0,8 |
| Ministerio del Poder Popular de Planificación y Finanzas | 25,1 | 0,7 |
| Otros Ministerios | 86,8 | 2,3 |
| **TOTAL** | **3.854,9** | **100,0** |

- ## Energía, Minas y Petróleo

En el Ministerio del Poder Popular para la Energía y Petróleo, se establecerán las políticas a fin de planificar y ordenar las actividades de desarrollo, aprovechamiento y control de los recursos energéticos, así como de sus industrias fundamentales: petrolera y petroquímica.

*Subsector energía*: se orientará a la ampliación y mejora de la distribución de energía en el país, para satisfacer el incremento de la demanda interna de electricidad, a la regulación, supervisión y gestión del servicio energético nacional, su plan de expansión, modernización e integración; impulsando el uso eficiente de la energía tanto la generada por fuentes hidrológicas como la producida por las fuentes térmicas, favoreciendo el uso del gas natural, además de propiciar el uso de fuentes renovables de energía ambientalmente sostenible.

En tal sentido, el Ministerio del Poder Popular para Energía Eléctrica, rector del sistema eléctrico prevé el fortalecimiento de las actividades de generación, transmisión, distribución y atención del usuario del sector eléctrico en las diferentes instancias a nivel nacional.

Para el Proyecto de Presupuesto del ejercicio fiscal 2011, el Ejecutivo Nacional le otorga prioridad al desarrollo y consolidación de este sub-sector, destacándose la asignación de recursos a la empresa CVG Electrificación de Caroní, C.A., a fin de dar continuidad a la construcción de la Central Hidroeléctrica Tocoma, para lo cual se asignan recursos provenientes del Proyecto de Ley Especial de Endeudamiento 2011 por Bs. 2.460,1 millones, asimismo se destacan la Planta Termozulia III y sus obras de transmisión asociadas Bs. 1.003,6 millones, Proyectos Mayores de Generación y Transmisión Bs. 337,7 millones, Rehabilitación de las Unidades 1 a 6 de la Casa de Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Guri) Bs. 221,0 millones, Sistema de Transmisión Eléctrica Eje Orinoco- Apure Bs. 205,2 millones, Desarrollo Uribante Caparo (Central Fabricio Ojeda) Bs. 68,7 millones Conversión a Gas Planta Centro Bs. 3,2 millones y

Fortalecimiento y Desarrollo Institucional de la Corporación Eléctrica Nacional, S. A.; para lo cual se asignan Bs. 160,7 millones.

Por su parte, en el sector minero el Ministerio del Poder Popular para las Industrias Básicas y Minería, constituye el centro del diseño de la política minera, para la cual se prevé ejercer acciones a fin de generar un esquema de desarrollo endógeno y soberano en los procesos de extracción, producción y comercialización de los minerales y materias primas que se producen en el país, con especial atención en su impacto ambiental.

En este sentido, se diseñarán una serie de estrategias de posicionamiento para regularlo, orientadas a la ejecución de medidas relacionadas con su misión de planificación y control de la actividad, bajo criterios de racionalidad y sustentabilidad. A fin de promover la soberanía y nacionalización de los recursos minerales, mediante la continúa incorporación de empresas de producción social mineras, con mayoría accionaria estatal, a fin de acabar el antiguo régimen de concesiones.

*Subsector Petróleo*: La política petrolera se dirigirá a la maximización de la captación de la renta en todas las fases del proceso y a fortalecer la participación fiscal en los ingresos, mediante la mejora en el perfeccionamiento de las alianzas estratégicas y en el proceso administrativo interno, impulsando su orientación al desarrollo endógeno, persiguiendo el agotamiento de las posibilidades de generación de actividades económicas en el país a partir de la explotación del recurso.

Para ello es necesario, acelerar la siembra de petróleo, profundizando la internalización de los hidrocarburos para fortalecer la diversificación productiva y la inclusión social.

Las estrategias para alcanzar los objetivos mencionados son las siguientes:

- Impulsar el desarrollo industrial en la cadena de valor de los hidrocarburos, particularmente en lo relacionado con la actividad industrial de manufactura de combustibles (refinación); así como, la actividad industrial de transformación petroquímica con base al gas natural, carbón y refinación, promoviendo el desarrollo endógeno y la participación nacional a través de unidades de producción socialista.
- Asegurar la producción de los hidrocarburos, con la finalidad de cumplir con las metas establecidas por el Gobierno Nacional.

El monto estimado del sector alcanza a Bs. 7.276,7 millones (0,7 por ciento del PIB) y se incrementará por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden por ordinario Bs. 2.537,4 millones (0,2 por ciento del PIB) y por proyectos por endeudamiento Bs. 4.739,3 millones (0,5 por ciento del PIB).

- **Turismo y Recreación**

El Ministerio del Poder Popular para el Turismo para el Proyecto de Presupuesto del ejercicio fiscal 2011, parte de las siguientes premisas como lo son: el Estado como rector del Desarrollo turístico garantizará el derecho a la recreación, la valoración del patrimonio natural y cultural, el fortalecimiento del sentido de identidad y pertenencia, el turismo focalizado en el ser humano, la actividad turística como generadora de trabajo digno y beneficio a la comunidad, y el diseño de proyectos colectivos sobre proyectos individuales. Por tanto, cumplirá con los siguientes objetivos primordiales:

- Fomentar la conformación de redes sociales en las comunidades para la presentación de proyectos turísticos, que mejoren la calidad de vida de nuestra población.
- Coordinar con los Estados, Municipios y otros integrantes del Sistema Turístico nacional la elaboración de planes y programas; y en general todo lo atinente a la política del sector turístico.
- Promover con los órganos y entes competentes la participación protagónica de las comunidades en la oferta y gestión de productos turísticos, mediante la constitución de formas alternativas de organización popular.

Los créditos asignados a este sector ascenderán a Bs. 165,4 millones, los cuales provienen por fuente ordinaria.

### 6.5.4 Sectores de Servicios Generales

- **Dirección Superior del Estado**

El fomento de las acciones inherentes a la consecución de las políticas sociales, económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo, en aras de impulsar las transformaciones estructurales necesarias para el desarrollo del nuevo modelo de socialismo bolivariano como fundamento básico del socialismo del siglo XXI, es el objetivo de este sector para el ejercicio fiscal 2011.

En tal sentido, se implementarán acciones tendentes a la innovación de las finanzas públicas en concordancia con el marco jurídico vigente, basándose en el fortalecimiento del sistema tributario; de este modo, por vía del endeudamiento se otorgan recursos para la Modernización del Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat) III por Bs. 33,9 millones.

Asimismo y a fin de fortalecer el Sistema de Estadísticas del País, se le asignan al Ministerio del Poder Popular del Despacho de la Presidencia la cantidad de Bs. 31,0 millones, para ser transferidos al Instituto Nacional de Estadística.

La estrategia de la política internacional a cargo del Ministerio del Poder Popular para Relaciones Exteriores se centrará principalmente en avanzar hacia la nueva geopolítica internacional a través del Fortalecimiento de la política exterior de la República Bolivariana de Venezuela, optimizando la gestión participativa y administrativa de las misiones diplomáticas y consulares.

Entre los organismos que tienen una mayor aportación al sector se encuentran: el Ministerio del Poder Popular de Planificación y Finanzas Bs. 2.558,1 millones, el Consejo Nacional Electoral Bs. 1.101,6 millones, el Ministerio del Poder Popular para Relaciones Exteriores Bs. 840,8 millones, la Asamblea Nacional Bs. 513,6 millones, el Ministerio del Poder Popular del Despacho de la Presidencia Bs. 416,6 millones, el Ministerio del Poder Popular para la Alimentación Bs. 133,7 millones y la Vicepresidencia de la República Bs. 181,6 millones.

Los créditos asignados a este sector ascienden a Bs. 6.011,1 millones (0,5 por ciento del PIB). Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 5.946,1 millones (0,5 por ciento del PIB) y por proyectos por endeudamiento Bs. 65,0 millones.

- **Seguridad y Defensa**

Los recursos asignados este sector estarán destinados en su mayor parte, a garantizar la seguridad y defensa nacional, mediante el resguardo de la soberanía y la consolidación de las zonas fronterizas, a fin de fortalecer la seguridad integral de la nación, mediante el efectivo equipamiento, organización y adiestramiento de los diferentes componentes de la Fuerza Armada Nacional.

En materia de justicia, defensa social y seguridad jurídica; sistema penitenciario y la prevención social, se contempla la ampliación, recuperación, dotación y construcción de infraestructura penitenciaria, para lo cual se asigna recursos incluidos en el Proyecto de Ley Especial de Endeudamiento Anual 2011, por Bs. 11,1 millones ;asimismo se prevé el mantenimiento del orden público y la seguridad ciudadana; para ello se contempla el Despliegue del Cuerpo de Policía Nacional Bolivariana en el Territorio Nacional para lo cual se asignan en el Proyecto de Ley Especial de Endeudamiento Anual 2011, Bs. 11,1 millones.

En materia de administración de Justicia, se acercará la Defensa Pública a las comunidades, especialmente aquellos sectores de mayores carencias y de exclusión social, con el propósito de facilitar el acceso a la justicia y de promover el servicio de orientación, asistencia y representación legal, en las materias de su competencia.

Con respecto al Proyecto de Ley Especial de Endeudamiento Anual, se asignan recursos para ejecutar los siguientes proyectos: Mantenimiento mayor de unidades operativas de la Armada Bs. 29,5 millones; Ampliación, recuperación, dotación y construcción de la infraestructura penitenciaria Bs. 11,1 millones y; Despliegue del Cuerpo de Policía Nacional Bolivariana en el Territorio Nacional Bs. 11,1 Millones.

Los créditos asignados a este sector ascienden a Bs. 15.843,2 millones (1,4 por ciento del PIB); adicional a esto se incrementan los recursos por los aportes que realizarán los Estados y Municipios.

Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 13.370,2 millones (1,3 por ciento del PIB), por proyectos por endeudamiento Bs. 51,6 millones y por gestión fiscal Bs. 2.421,4 millones (0,1 por ciento del PIB).

## 6.5.5 Gastos no Clasificados Sectorialmente

- **Servicio de la Deuda Pública**

La estimación del servicio de la deuda pública para el Proyecto el Presupuesto para ejercicio fiscal 2011 alcanza a Bs. 25.001,6 millones (2,3 por ciento del PIB). Según la fuente de financiamiento corresponden a recursos ordinarios Bs. 14.271,9 millones (1,3 por ciento del PIB) y la deuda pública Bs.10.729,7 millones (1,0 por ciento del PIB).

- **Situado Constitucional, Consejo Federal de Gobierno y Otros Aportes**

Para esta categoría se acuerdan en el Proyecto de Ley de Presupuesto para el ejercicio fiscal 2011 la cantidad de Bs. 44.044,1 millones; de los cuales corresponden al Situado

Constitucional Bs. 32.739,8 millones; Consejo Federal de Gobierno Bs. 10.664,1 millones, Transferencias al Exterior por Bs. 183,8 millones; Subsidio de Capitalidad Bs. 150,1 millones y Otras Transferencias a Entidades Federales Bs. 306,3 millones.

La asignación al Consejo Federal de Gobierno, contempla recursos por las asignaciones económicas especiales por Bs. 1.459,2 millones y por el Fondo de Compensación Interterritorial (FCI) Bs. 9.204,9 millones, recursos que serán utilizados para promover el desarrollo equilibrado de las regiones, cooperación y complementación de políticas, realización de obras y servicios en las regiones.

**CUADRO N° 6-37**
**GASTOS NO CLASIFICADOS SECTORIALMENTE**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | MONTO | PORCENTAJE |
|---|---|---|
| Situado Constitucional | 32.739,8 | 46,3 |
| Consejo Federal de Gobierno | 10.664,1 | 15,1 |
| Subsidio de Capitalidad | 150,1 | 0,2 |
| Otras Transferencias a Entidades Federales | 306,3 | 0,4 |
| Transferencias al Exterior | 183,8 | 0,3 |
| **Sub-Total** | **44.044,1** | **62,3** |
| Servicio de la Deuda Pública | 25.001,6 | 35,4 |
| Rectificaciones al Presupuesto | 1.636,9 | 2,3 |
| **TOTAL** | **70.682,6** | **100,0** |

- **Rectificaciones al Presupuesto**

  De acuerdo con el artículo 53 de la Ley Orgánica de Administración Financiera del Sector Público, se otorgarán para 2011 recursos para su distribución bajo la modalidad de Rectificaciones al Presupuesto por Bs.1.636,9 millones.

## 6.6 Clasificación Sectorial del Gasto de los Entes Descentralizados Funcionalmente de la República, Sin Fines Empresariales

### 6.6.1 Comentarios Generales

Los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, lo conforman aquellos organismos que sus presupuestos son financiados con aportes del Ejecutivo Nacional y que su objetivo principal no es la producción de bienes y servicios para la venta. Tomados en cuenta los requisitos anteriores se seleccionó 295 organismos los cuales se agrupan por sectores para facilitar su análisis.

Se estima que el presupuesto de gastos de los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales alcance a Bs. 119.955,6 millones, los cuales apuntalarán al cumplimiento de las Líneas Generales del Proyecto Nacional Simón Bolívar, agrupados en sectores de la siguiente manera:

**CUADRO N° 6-38**
**CLASIFICACIÓN POR SECTORES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
(Millones de Bolívares)

| SECTORES | MONTO | PORCENTAJE |
|---|---|---|
| Sociales | 66.765,5 | 55,7 |
| Productivos | 42.680,8 | 35,6 |
| Servicios Generales | 10.509,3 | 8,7 |
| **TOTAL** | **119.955,6** | **100,0** |

**Gráfico N° 6-7**
**Clasificación Sectorial del Gasto de los Entes Descentralizados Funcionalmente Sin Fines Empresariales**
Estructura Porcentual
Año 2011


Sector Servicios Generales 8,7%
Sector Productivo 35,6%
Sector Social 55,7%

## 6.6.2 Sectores Sociales

Corresponden a esta agrupación los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, orientados hacia la prestación de servicios a la comunidad tales como: Ciencia y Tecnología, Educación, Salud, Vivienda, Desarrollo Urbano y Servicios Conexos, Cultura y Comunicación Social, Desarrollo Social y Participación y Seguridad Social. Las políticas de dichos entes están enfocadas principalmente al ámbito social, donde el individuo y la comunidad vienen a representar un papel protagónico.

Para estos sectores la política presupuestaria contempla los programas estratégicos no permanentes y de vanguardia del Ejecutivo Nacional, y estará liderada por los proyectos y misiones sociales que coadyuvarán a la solución de problemas individuales y comunitarios que van dirigidos a la superación de la pobreza y la exclusión social, así como asegurar una mejora en la calidad de vida de la población. Por tanto se prevé mantener las misiones como un componente importante del gasto social, entre las que se nombran: la Misión Sucre, la Misión Barrio Adentro, la Misión Ribas, la Misión Samuel Robinson, entre otras, para lo cual se estima el gasto en Bs. 66.765,5 millones, desagregado por sectores de la siguiente manera:

CUADRO N° 6-39
CLASIFICACIÓN POR SECTORES SOCIALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| SECTORES | MONTO | PORCENTAJE |
| --- | --- | --- |
| Educación | 22.751,9 | 34,1 |
| Vivienda, Desarrollo Urbano y Serv. Conexos | 1.011,8 | 1,5 |
| Salud | 3.827,0 | 5,7 |
| Desarrollo Social y Participación | 6.189,1 | 9,3 |
| Seguridad Social | 29.193,4 | 43,7 |
| Cultura y Comunicación Social | 1.560,8 | 2,3 |
| Ciencia y Tecnología | 2.231,5 | 3,4 |
| **TOTAL** | **66.765,5** | **100,0** |

El cuadro anterior muestra la estimación de gastos para cada uno de los sectores que conforman los sectores sociales, siendo la participación de los Sectores Educación 34,1 por ciento y el Sector Seguridad Social 43,7 por ciento, las más significativas.

A continuación se expresa la desagregación de los sectores:

- **Educación**

Dicha participación es reflejo de la política gubernamental dirigida a profundizar la universalización de la educación bolivariana en concordancia con lo expuesto en el Proyecto Nacional "Simón Bolívar", donde las estrategias y objetivos más importantes a aplicar para llevar a cabo dicho propósito son: la consolidación del sistema educativo bolivariano; extender la cobertura de la matrícula escolar a toda la población, con énfasis en las poblaciones excluidas; garantizar la permanencia y prosecución en el sistema educativo; adecuar el sistema educativo al modelo productivo socialista; ampliar la infraestructura y la dotación escolar; la incorporación de tecnologías de la información al proceso educativo, entre otras.

Asimismo, los recursos destinados a este sector permitirán el pleno funcionamiento de las universidades y colegios universitarios a través de planes y proyectos que permitan el mejoramiento de la calidad, equidad y pertinencia en este nivel educativo.

Para este sector se estiman gastos por Bs. 22.751,9 millones. Con dicha asignación se cubrirán los gastos de funcionamiento de organismos como: Instituto Nacional de Capacitación y Educación Socialista, Fundación de Edificaciones y Dotaciones Educativas (FEDE), Universidades Nacionales, Institutos y Colegios Universitarios, Fundación Samuel Robinson, Fundación Misión Ribas, Fundación Misión Sucre y el Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades, Fundación Gran Mariscal de Ayacucho, entre otros.

El Presupuesto de las Universidades Nacionales, para el ejercicio económico 2011 estimado en Bs. 14.445,4 millones, además de estar vinculado a las Líneas Generales del Plan de Desarrollo de la Nación 2007-2013, se vincula a la directriz estratégica del Sector Educación Superior en cuanto a garantizar el acceso al conocimiento0 para universalizar la educación superior con pertinencia social, ajustándose a las últimas medidas formuladas por el Gobierno Nacional tendentes a procurar la inversión dirigida a las edificaciones universitarias para el uso académico y de bienestar estudiantil, el saneamiento de los pasivos laborales del personal universitario, así como el mantenimiento de programas especiales para responder a la demanda estudiantil. Todo ello servirá para impulsar la inclusión y prosecución estudiantil. Por otra parte se estima desarrollar programas de extensión en el área de post-grado y mejorar el sistema de acceso y desarrollo profesional de los estudiantes.

Los Institutos y Colegios Universitarios, presentan un presupuesto por Bs. 1.555,0 millones, con los cuales se estima atenderán a la población estudiantil. Sus objetivos están enmarcados hacia la atención integral al estudiante a los cuales les ofrecerá beneficios estudiantiles tales como: comedor, becas, transporte, bibliotecas, servicio médico-odontológico y orientación, entre otros.

El Instituto Nacional de Capacitación y Educación Socialista (Inces), destaca en el Sector Educación con un presupuesto estimado para el proyecto de ley de presupuesto para el ejercicio fiscal 2011 con Bs. 1.765,6 millones, orientados principalmente a la formación y capacitación integral de los trabajadores, para lo cual el Instituto prevé ejecutar el Proyecto "Formación y Capacitación Integral de Jóvenes y Adultos, en contribución a la Economía Socio-Productiva y a la Conformación del Estado Comunal", con el cual buscar formar y capacitar integralmente a 395.665 jóvenes y adultos, así como brindar acompañamiento socio-político para el fortalecimiento de las comunas.

El Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU), se encarga de instrumentar las políticas y estrategias diseñadas para la educación superior. Para este organismo se estima un presupuesto de Bs. 903,2 millones, los cuales estarán orientados al logro de los siguientes objetivos: elevar la excelencia académica de las universidades; promover una mayor eficiencia de las instituciones en el uso de sus recursos; corregir dentro de los límites que establece la Ley, las distorsiones y desviaciones existentes en las instituciones de educación superior; ejecutar acciones que permitan disponer de información oportuna y confiable que sirva de base para realizar los procesos de planificación, evaluación y toma de decisiones relativas al Sector; entre otros.

La Fundación Misión Ribas, la cual tiene como función elevar el nivel educativo de la población venezolana comprometida con el principio de justicia social, consagrada en la Constitución de la República Bolivariana de Venezuela orientará su gasto a continuar con los tres proyectos que están en proceso de ejecución: Misión Ribas 2011, destinados a proporcionar a los ciudadanos y ciudadanas que no han culminado el bachillerato la oportunidad de ingresar a un sistema educativo no excluyente y de calidad que facilite la incorporación al aparato productivo, capacitación de coordinadores y facilitadores en política educativa; la Misión Ribas Técnica 2011, el cual es un programa que proporciona a los vencedores (as) la oportunidad de cursar carreras cortas graduando de técnicos medios en las diversas áreas asociadas a los planes de desarrollo de la Nación, y, la Misión Ribas Productivo 2011, que contiene un programa destinado a promocionar y crear Empresas de Producción Social (EPS) conformadas por vencedores (as) y brigadistas en todo el territorio nacional. El Presupuesto asignado a la Fundación por Bs. 2.288,4 millones, también incluyen la logística de los eventos, (graduaciones y encuentros de coordinación, entre otros) y las becas e incentivos para la atención de vencedores (as), coordinadores, facilitadotes y asesores integrales.

En cuanto a La Fundación Misión Sucre, los recursos para su funcionamiento serán transferidos a través del Fondo para las Misiones (centralizados en el Ministerio del

Poder Popular del Despacho de la Presidencia). El Presupuesto de Gastos para esta Fundación se estima en Bs. 627,6 millones, los cuales estarán dirigidos a fortalecer la Misión Sucre. Para ello se tiene previsto la ejecución de tres proyectos: fortalecimiento del sistema de organización del poder popular estudiantil de la Misión Sucre que contribuya con la formación integral y la participación de triunfadores y triunfadoras; fortalecimiento de la estructura y los procesos académicos y operativos de la Misión y la construcción y mantenimiento de la infraestructura física de las aldeas universitarias para fortalecer la municipalización de la Misión. Todo esto representa el más alto porcentaje del total de los recursos presupuestarios asignados a la Fundación para el ejercicio económico 2011.

La Fundación Samuel Robinson con un presupuesto de Bs. 302,2 millones tiene como propósito para el año 2011 mediante la ejecución del Proyecto "Alfabetización y prosecución al sexto grado de jóvenes, adultos y adultas Simón Rodríguez (Misión Robinson), continuar con el proceso de erradicación del analfabetismo y alcanzar como el nombre del proyecto lo indica la prosecución al sexto grado de Educación Básica en jóvenes y adultos a nivel nacional e internacional, garantizando su inclusión política, social y productiva, con el propósito de conseguir mayores niveles de desarrollo y bienestar en los grupos sociales más necesitados. Es importante destacar que los recursos de esta Fundación también serán centralizados en el Ministerio del Poder Popular del Despacho de la Presidencia.

La Fundación de Edificaciones y Dotaciones Educativas (FEDE), tiene como objetivo la rehabilitación de la planta física educativa en el ámbito Nacional de los planteles oficiales, a través de la construcción, ampliación, reparación, dotación de mobiliario escolar y mantenimiento, para lo cual formuló cinco (5) proyectos y tres (3) acciones centralizadas, estimando alcanzar las siguientes metas: construir 2 escuelas de educación básica, rehabilitar 22 escuelas de educación básica, construir 6 escuelas a través de convenios especiales, dotar 64 escuelas de mobiliario escolar y equipos y brindar servicios básicos y arrendamiento a 19.080 inmuebles educativos. Para el logro de las mencionadas metas estimó un presupuesto por Bs. 329,4 millones.

La Fundación Gran Mariscal de Ayacucho para el año 2011 contará con un presupuesto de Bs. 388,5 millones con los cuales se encargará del otorgamiento de becas para realizar estudios de pre-grado y post-grado a nivel Nacional e Internacional, capacitando talento humano en las áreas técnicas y científicas definidas como prioritarias según las Líneas Generales del plan de Desarrollo Económico y Social de la Nación 2007-2013. Para el ejercicio fiscal 2011, la Fundación ejecutará dos (2) proyectos específicos de asistencia técnica a estudiantes los cuales se detallan a continuación: Gestión de becas para estudios conducentes a títulos de Pregrado y Postgrado Nacional e Internacional por un monto de Bs. 222,3 millones; y, formación y actualización del talento humano nacional e internacional en actividades no conducentes a grado académico por Bs. 11,1 millones.

- **Vivienda, Desarrollo Urbano y Servicios Conexos**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Servicio Autónomo Servicios Ambientales del Ministerio del Poder Popular para el Ambiente, la Fundación para el Desarrollo y Promoción del Poder Comunal (Fundacomunal), la Fundación Misión Hábitat, el Instituto Nacional de la Vivienda (Inavi) y el Instituto Nacional de Meteorología e Hidrología (Inameh).

Para este sector se estiman gastos por Bs. 1.011,8 millones, con los cuales el sector llevará a cabo el desarrollo de obras públicas y equipamiento urbano así como aquellas obras y proyectos destinados a solventar el déficit habitacional en el país, en el marco del reordenamiento territorial, contando con la participación de las comunidades organizadas.

Para el Instituto Nacional de Vivienda (Inavi), se estima un presupuesto de Bs. 512,3 millones, monto que le permitirá desarrollar la política habitacional que el Ejecutivo Nacional dirige. Para el Proyecto de ley de presupuesto para el ejercicio fiscal 2011, la Institución tiene establecido alcanzar el cumplimiento de los siguientes objetivos: fortalecer las capacidades básicas para el trabajo productivo, garantizar el acceso al crédito habitacional; garantizar el acceso a una vivienda digna, certificando la tenencia de la tierra y promoviendo el acceso a los servicios básicos; fomentar y apoyar la participación y el compromiso para la construcción de viviendas mediante la aplicación de un modelo productivo socialista; entre otros.

Se prevé una asignación presupuestaria de Bs. 180,2 millones, destinados a la Fundación para el Desarrollo y Promoción del Poder Popular Comunal (Fundacomunal) para realizar proyectos contenidos en el Plan de Desarrollo Económico y Social 2007-2013, y como política principal, promover la formación de la organización social, para lo cual, adelantará los proyectos que se vinculen con el fortalecimiento del ciclo del poder comunal, tales como el: "Fortalecimiento del Poder Popular, Orientado a la Construcción de la Comuna Socialista", el cual tiene como objetivo reimpulsar a los Consejos Comunales bajo los nuevos elementos políticos y técnicos que implica la nueva ley, a fin de orientar la construcción de la Comuna Socialista; y, el "Sistema Nacional Bolivariano de Cartografía Comunal", vinculado al Sistema de Información de Taquilla y Registro único a fin de obtener información atributiva y territorial de los Consejos Comunales.

Por su parte la Fundación Misión Hábitat con un presupuesto de Bs. 60,2 millones contribuirá a través la Misión Hábitat con la transformación integral de los asentamientos humanos y con la ejecución de nuevos desarrollos, para lo cual esta fundación tiene previsto ejecutar planes de construcción de mejoras de vivienda y hábitat y la rehabilitación de urbanizaciones populares. Es importante destacar que la Misión Hábitat ejecuta sus proyectos con recursos provenientes del Fondo de Aportes del Sector Público (FASP), los cuales están bajo la administración del Banco Nacional de Vivienda y Hábitat (Banavih).

Es de hacer notar que este sector cuenta con los recursos manejados por el Banco Nacional de Vivienda y Hábitat (Banavih), organismo que por su actividad económica se incluye en el sector Industria y Comercio, aunque dentro de sus objetivos se encuentran planificar, promover y financiar en el mediano y corto plazo los programas y proyectos que contribuyan al desarrollo del Sistema Nacional de Vivienda y Hábitat.

- **Salud**

En este importante sector el Gobierno Nacional dirigirá sus esfuerzos a la integración del Sistema Público Nacional de Salud, dando prioridad a la promoción de la salud y a la prevención de las enfermedades, así como garantizar los compromisos asumidos a lo largo de los últimos años; enmarcados en las Líneas Generales del Proyecto Nacional "Simón Bolívar".

Los organismos con mayor participación que ejecutan actividades dirigidas hacia este sector son: el Instituto Autónomo Hospital Universitario de Caracas (HUC), el Instituto Nacional de Higiene Rafael Rangel (Inhrr), el Instituto Nacional de Nutrición (INN), el Servicio Autónomo Hospital Universitario de Maracaibo (Sahum), el Servicio Autónomo Instituto de Biomedicina, el Servicio Autónomo de Salud de la Fuerza Armada Nacional, la Fundación para el Servicio de Asistencia Médica Hospitalaria para Estudiantes de Educación Superior (Fames), la Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa", la Fundación Misión Barrio Adentro y la Fundación Misión Niño Jesús, entre otros, los cuales estimaron presupuestos por Bs. 3.827,0 millones.

Para el Proyecto de ley de presupuesto para el ejercicio fiscal 2011, se prevé la ejecución de la Misión Barrio Adentro en sus diversas modalidades (I, II, III y IV) en todo el territorio nacional con el objeto de seguir garantizando el acceso pleno a servicios de salud integrales y de calidad a toda la población, destacándose la continuación de los siguientes proyectos: atención odontológica integral a la población; fortalecimiento de los Consultorios Populares en Barrio Adentro I a nivel nacional y la consolidación de la Red Ambulatoria Especializada (Centros de Diagnóstico Integral, Salas de Rehabilitación Integral y Centros de Alta Tecnología), en el marco de Barrio Adentro II se tiene proyectado garantizar la atención diagnóstica y de rehabilitación integral a pacientes de escasos recursos, provenientes de los centros del primer nivel de atención, mediante la consolidación de la red ambulatoria especializada. Para ello se estiman Bs. 1.127,6 millones a la Fundación Misión Barrio Adentro, la cual tiene la ejecución de esta importante Misión.

El Instituto Nacional de Nutrición (INN), cumpliendo con su responsabilidad constitucional garantizará el derecho a la alimentación de acuerdo a los requerimientos y necesidades de la población, con énfasis en los grupos vulnerables y los sectores más excluidos en el ámbito nacional. En tal sentido, con un presupuesto de Bs. 456,8 millones, tiene previsto ejecutar los siguientes proyectos: Investigación y Monitoreo para la Acción en Nutrición; Nutrición para la Vida y Asistencia Nutricional especializada a la población venezolana vulnerable con riesgo nutricional a través de las Redes Nutricionales en el ámbito nacional.

El Hospital Universitario de Caracas (HUC), es un centro asistencial destinado al servicio hospitalario público en sus tres niveles (atención primaria, general y especializada). Es una institución para pre y postgrado de la Facultad de Medicina de la Universidad Central de Venezuela, siendo sede de 35 cursos de Especialización Clínica. Este hospital espera para el año 2011 se puedan atender un total de 390.398 pacientes a través de los diferentes servicios médicos que conforman la estructura hospitalaria de este centro, para lo cual cuenta con un presupuesto de Bs. 578,6 millones.

El Instituto Nacional de Higiene Rafael Rangel (Inhrr), con un presupuesto estimado de Bs. 204,2 millones tiene previsto desarrollar los siguientes proyectos en función del Plan Estratégico Social de Fortalecimiento y Modernización que contempla el Estado Venezolano para el Sector Salud: Calificación y validación del centro de investigación y desarrollo de vacunas, producción de inmunobiológicos e insumos relacionados; vigilancia sanitaria de productos de uso y consumo humano con fines de registro y control sanitario; servicios gratuitos de diagnóstico y/o seguimiento de enfermedades transmisibles y la capacitación y formación de recurso humano especializado.

La Fundación Hospital Cardiológico Infantil Latinoamericano "Dr. Gilberto Rodríguez Ochoa" tiene como actividad principal la atención médico-quirúrgica a niños (as) y adolescentes con cardiopatías congénitas y/o adquiridas en el ámbito nacional e internacional. Para el año 2011 orienta su gestión a continuar con la ejecución del Proyecto "Atención Integral Médico – quirúrgica a la población Infantil y Adolescentes con Patología Cardiovascular Congénita y/o adquirida a nivel Nacional e Internacional", teniendo como meta operar 1.007 pacientes con un presupuesto de Bs. 78,3 millones.

El Servicio autónomo Hospital Universitario de Maracaibo (Sahum), tiene como objetivo el continuar proporcionando servicios de salud a la población en los aspectos: curativos, preventivos, promoción y rehabilitación de los grupos de usuarios con ayuda de los servicios auxiliares y de apoyo al diagnóstico, se prevé una meta estimada de atención de 168.416 personas, con un presupuesto por Bs. 480,5 millones.

En cuanto a La Fundación Misión Niño Jesús, los recursos para su funcionamiento serán transferidos a través del Fondo para las Misiones (centralizados en el Ministerio del Poder Popular para el Despacho de la Presidencia). El Presupuesto de Gastos para esta Fundación se estima en Bs. 375,7 millones, los cuales le permitirá llevar a cabo la Misión Niño Jesús el cual es un programa social liderado por el Gobierno Nacional que redunda en atención médica integral para todas las parturientas que acuden al Sistema Público Nacional de Salud. El objetivo es mejorar la atención a la mujer embarazada y de los recién nacidos. En este orden de ideas tiene programado continuar ejecutando el Proyecto "Fortalecimiento de la Red de Servicios de Salud Materno Infantil", el cual tiene estimado para el año 2011 atender a 1.500.000 personas

- **Seguridad Social**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: el Instituto Venezolano de los Seguros Sociales (IVSS), el Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), el Instituto de Previsión y Asistencia Social al Personal del Ministerio de Educación (Ipasme), el Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas Penales y Criminalísticas (Cicpc), Fondo de Inversión y Previsión Socio-económica para el Personal Empleados y Obreros de las Fuerzas Armadas Nacionales (Fondoefa) y el Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central, cuyos organismos tienen como objetivo principal de llevar a cabo el sistema de protección socio-económica que comprende: la atención médico-hospitalaria odontológica, las pólizas de Hospitalización, Cirugía y Maternidad (HCM), las pensiones y otras prestaciones, que en algunos organismos se incluye préstamos en dinero, hipotecarios, los cuales se extienden a sus familiares más inmediatos y para los que se estimó presupuesto por Bs. 29.193,4 millones.

El Instituto Venezolano de los Seguros Sociales (IVSS), cuyo objetivo medular es la seguridad social y la prestación de los servicios de salud, impulsa una política dirigida al mejoramiento en el otorgamiento de las Prestaciones dinerarias a largo plazo y corto plazo e incorporación progresiva de ciudadanos y ciudadanas al Sistema de Seguridad Social, contemplando para el año 2011 el pago de 1.925.086 pensionados (as), en donde se contempla la inclusión de 192.000 ciudadanos (as) al sistema de pensiones por las diferentes contingencias, (vejez, incapacidad, invalidez, sobrevivencia y convenio bilaterales); así como continuar con la cancelación a 1.733.086 pensionados acumulados regulares, Adulto Mayor y Amas de Casa, garantizando la protección a los ciudadanos (as) más vulnerables de la población, acorde con los principios de la democracia participativa y revolucionaria. Asimismo con el presupuesto estimado de Bs. 22.306,2 millones, este organismo también prevé llevar a cabo el fortalecimiento del Servicio de Asistencia Médica Integral de manera universal, solidaria y gratuita a los pacientes ambulatorios y hospitales adscritos al IVSS; así como la formación de profesionales requeridos en los diferentes centros asistenciales en el área de fisioterapia y terapia ocupacional.

El Instituto de Previsión y Asistencia Social para el Personal del Ministerio de Educación (Ipasme), durante el año 2011 desarrollará un Sistema de Seguridad Social Integral orientado al mejoramiento permanente de la calidad de vida de los profesores, maestros y personal administrativo del Ministerio del Poder Popular para la Educación y otros organismos afiliados, mediante la prestación oportuna y eficiente de asistencia en sus requerimientos de afiliación, créditos hipotecarios o personales; médico-asistencial; recreativos, deportivos, y de ayudas socioeconómicas. Para ello prevé un presupuesto de gastos por Bs. 3.267,0 millones, con los cuales pretende conceder 58.353 créditos, brindar atención asistencial a 6.479.197 personas, realizar 1.300 operativos en las escuelas, fortalecer la infraestructura del Ipasme a través de 960 obras, otorgar 49.283 aportes socio-económicos al afiliado y ofrecer asistencia cultural, recreativa y turística a 567.603 personas.

El Instituto de Previsión Social de las Fuerzas Armadas Nacionales (Ipsfa), un presupuesto de gastos por Bs. 3.277,6 millones, que se traducen en la consecución de ocho (8) proyectos, los cuales contemplan las siguientes metas: proyectos contemplados en la Ley de Seguridad Social destinados a la administración de los recursos financieros de los Fondos de Pensiones, Prestaciones a cargo del Estado y Cuidado Integral de la Salud; la finalización de dos proyectos de construcción destinados a satisfacer las necesidades del personal militar de la Fuerza Armada Nacional Bolivariana (FANB) en materia habitacional ubicado en la ciudad de Maracay, Estado Aragua, entre otras.

En cuanto al Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central le corresponde asegurar el pago de las prestaciones sociales e intereses sobre prestaciones sociales (fideicomiso), al personal empleado, obrero y docente, egresado de los diferentes organismos que integran la Administración Central, conforme a las disposiciones contenidas en la Ley Orgánica del Trabajo, Ley de Carrera Administrativa, Leyes Especiales de igual naturaleza y convención colectiva. Estima un presupuesto para el 2011 por Bs. 202,4 millones.

### 6.6.3 Sectores Productivos

Conformado por los Entes Descentralizados Funcionalmente de la República sin Fines Empresariales, cuyo objetivo primordial es la producción de bienes y servicios dirigidos hacia los sectores productivos entre los que tenemos: Energía, Minas y Petróleo, Industria y Comercio, Turismo y Recreación, Transporte y Comunicaciones y Agrícola. Se estima una asignación por Bs. 42.680,8 millones, con los cuales se tiene previsto dar continuidad al plan de desarrollo endógeno en las áreas de agricultura, la industria, el comercio, los servicios, el incremento de la producción, mejoras en las vías de comunicación lo cual incluye la construcción, rehabilitación y desarrollo de la vialidad agrícola y urbana así como la continuación de los proyectos ferroviarios y los sistemas de comunicación acuáticos y aéreos; mantenimiento de áreas como parques y zoológicos, entre otros.

**CUADRO N° 6-40**
**CLASIFICACIÓN POR SECTORES PRODUCTIVOS DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES**
**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
(Millones de Bolívares)

| SECTORES | MONTO | PORCENTAJE |
|---|---|---|
| Agrícola | 1.900,9 | 4,4 |
| Transporte y Comunicaciones | 7.777,8 | 18,2 |
| Industria y Comercio | 31.833,8 | 74,6 |
| Energía, Minas y Petróleo | 665,6 | 1,6 |
| Turismo y Recreación | 502,7 | 1,2 |
| **TOTAL** | **42.680,8** | **100,0** |

- ## Agrícola

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto para el Control y la Conservación de la Cuenca del Lago de Maracaibo (Iclam), Instituto Nacional de Tierras (INTI), Corporación Venezolana Agraria (CVA), Fundación de Educación Ambiental, Instituto Socialista de Pesca y Acuicultura (Insopesca), Instituto Nacional de Desarrollo Rural (Inder) y el Fondo para el Desarrollo Agrario Socialista (Fondas), entre otros, cuya política se enmarcará en: promover el manejo integrado de cuencas hidrográficas, el incremento de la producción agrícola, mejoras en la comercialización y distribución de los productos agrícolas, brindar la debida atención al productor en cuanto a los servicios de tecnologías, asegurar el equilibrio agroalimentario, mejorar los servicios de sanidad agropecuaria y de los alimentos, incentivar la actividad agropecuaria y de pesca artesanal, entre otros; para los cuales se estimaron presupuestos por Bs. 1.900,9 millones.

La Corporación Venezolana Agraria (CVA), tiene asignada la cantidad de Bs. 32,9 millones para cubrir los gastos de funcionamiento y el gasto del proceso de supresión y liquidación de la misma, de conformidad con lo establecido en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.990 Extraordinario de fecha 29/07/2010.

El Instituto Nacional de Tierras (INTI), estimó presupuesto por Bs. 234,8 millones a fin de continuar con la administración, redistribución y la regulación de la posesión de las tierras. En este sentido su ámbito de acción será: planificar, fomentar y ejecutar los programas de administración y distribución de las tierras con vocación de uso agrario; establecer los proyectos de mejoramiento de las tierras adjudicadas, determinar el carácter de ociosas o incultas que tengan las tierras, entre otras.

Al Instituto Nacional de Desarrollo Rural (Inder), le corresponde ser el ente público promotor del desarrollo rural integral, para lo cual continuará activando los procesos democráticos participativos, relacionados con la construcción, rehabilitación y mantenimiento de infraestructuras productivas de los sistemas de riego, saneamiento de tierras, vialidad y servicios básicos de apoyo a la producción agrícola; así como la capacitación y prestación de asistencia técnica para potenciar la formación de la sociedad rural, contribuyendo así a consolidar la seguridad agroalimentaria y el desarrollo socioeconómico del país con equidad y justicia. Este organismo prevé recursos por Bs. 520,1 millones.

Por su parte el Instituto Socialista de la Pesca y Acuicultura (Insopesca) teniendo como norte los objetivos estratégicos del Proyecto Nacional Simón Bolívar, su gestión estará centrada en continuar y profundizar las transformaciones sociales y económicas iniciadas en el ejercicio fiscal anterior. En éste sentido, con los recursos asignados por Bs. 226,3 millones, se dará continuidad a las actividades relacionadas con el fomento del desarrollo de la acuicultura y en el control, evaluación y seguimiento de las actividades de la flota pesquera industrial de altura, polivalente y atunera, de acuerdo con las disposiciones legales vigentes.

El Fondo para el Desarrollo Agrario Socialista (Fondas) con un presupuesto por Bs. 103,8 millones para el año 2011 contribuirá al fortalecimiento de la soberanía y seguridad alimentaria de la nación. En este sentido, para el año 2011 se ejecutará la segunda fase del Proyecto Sistemas Agro-productivos Socialistas (SAS), para darle continuidad al desarrollo de sistemas de producción agrícola endógeno.

La Fundación Fondo Nacional para la Producción Lechera prevé recursos por Bs. 414,1 millones, los cuales orientará a la prestación de servicio financiero, no financiero y acompañamiento integral para lograr la superación de las debilidades del sector lácteo a través de la ejecución de dos Proyectos: Mejoramiento Productivo de Fincas Lecheras y Doble Propósito con el cual se proyecta otorgar 2.480 financiamientos y conceder 2.440 asistencias técnicas; y, la Estructuración del Nuevo Modelo de Producción Socialista en el Circuito Lácteo con el cual se estima realizar 46 Servicios de Fomentos de Centros de Desarrollo Agropecuario y Unidades Satelitales, así como atender 32 Núcleos de Formación y Rutas Lecheras, en pro de la tecnología y calidad de la leche.

- **Transporte y Comunicaciones**

Entre los organismos que realizan actividades dirigidas a este sector tenemos: Instituto de Ferrocarriles del Estado (IFE), Fundación Fondo Nacional de Transporte Urbano (Fontur) Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA), Instituto Nacional de Transporte Terrestre (INTT), Fundación Laboratorio Nacional de Vialidad, Instituto Postal Telegráfico de Venezuela (Ipostel), Instituto Nacional de Canalizaciones, Instituto Nacional de Aeronáutica Civil (INAC), Instituto Aeropuerto Internacional de Maiquetía e Instituto Autónomo Comisión Nacional de Telecomunicaciones (Conatel), entre otros.

Se estiman gastos para este sector por Bs. 7.777,8 millones, para lo cual se prevé llevar a cabo proyectos y obras de orden estratégico en materia de vialidad, circulación, tránsito y transporte terrestre, acuático y aéreo, sistemas de transporte masivo y ferroviario nacional.

El Instituto de Ferrocarriles del Estado (IFE), prevé recursos para el 2011 por Bs. 522,7 millones, con los cuales persigue continuar con el desarrollo de la infraestructura ferroviaria del país, culminando los proyectos que se encuentran en ejecución e iniciando los estudios y la construcción del resto de los tramos propuestos para el año 2011. Así mismo se busca garantizar la explotación comercial de los diferentes tramos existentes hasta ahora y apoyar el compromiso para la reubicación de las familias afectadas por la construcción del Sistema Ferroviario Nacional. Entre los proyectos a ejecutar que buscan la consolidación del Sistema Ferroviario Nacional se mencionan: el "Sistema Ferroviario Central (Ezequiel Zamora), Tramo Puerto Cabello – La Encrucijada" y "Adquisición de Material Rodante y Ampliación de los Patios de Estacionamiento de la Línea Caracas – Cúa", permitiendo así la interconexión de los tramos que facilite el transporte de mercancías y pasajeros a nivel nacional favoreciendo el desarrollo socioeconómico del país.

El Instituto Nacional de Tránsito Terrestre (INTT), prevé presupuesto por Bs. 437,2 millones, con los cuales atenderá la inversión en infraestructura y en tecnología para mejorar y optimizar los servicios que presta. Entre las tareas a realizar en el 2011 en materia de transporte terrestre se mencionan: el Trámite de Licencias de Conducir; el Registro Nacional de Vehículos y Conductores (as); tipologías de unidades de transporte; condiciones de carácter nacional para la prestación de los servicios de transporte de uso público y de uso privado de personas; regulación del transporte público terrestre de pasajeros (as) en rutas suburbanas e interurbanas; control y fiscalización del tránsito en la vialidad; procedimientos por accidentes de tránsito, normas técnicas y administrativas para la construcción, mantenimiento y gestión de la vialidad, así como la actuación en el otorgamiento de concesiones; determinar el ordenamiento de las estaciones de peajes, el establecimiento de las tarifas en el ámbito nacional y las demás que atribuya la ley.

El Fondo Nacional de Transporte Urbano con un presupuesto estimado de Bs. 1.609,9 millones, para el año 2011, orientará sus recursos al apoyo y financiamiento de los programas y proyectos orientados a mejorar la calidad y eficiencia del transporte urbano, a través del fortalecimiento institucional de los diferentes niveles del sector público, inversión física en obras, servicios y equipos relacionados con el mejoramiento del transporte urbano. Para lograr estos objetivo el Fondo Nacional de Transporte Urbano deberá apoyar financieramente al transporte masivo, así como incrementar la eficacia y la calidad en la operatividad del tránsito y planificar, dirigir, coordinar y supervisar el desarrollo del Subsidio al Pasaje Estudiantil.

En cuanto a lo que el transporte aéreo se refiere, el Instituto Aeropuerto Internacional de Maiquetía (IAIM) con un presupuesto de Bs. 740,2 millones, diseñará e implementará programas de mantenimiento preventivo y correctivo de las instalaciones de equipos, áreas de pistas y zonas verdes. En este sentido, el Instituto tiene previsto adquirir para el año fiscal 2011, equipos y sistemas destinados a lograr la necesaria plataforma tecnológica y ejecutar e inspeccionar la construcción de obras orientadas en su conjunto a mantener la categoría del aeropuerto y la certificación.

Por su parte el Instituto Autónomo Comisión Nacional de Telecomunicaciones (Conatel) contará con recursos presupuestarios por el orden de Bs. 1.028,1 millones, con los cuales continuará con un mayor desarrollo de las telecomunicaciones en el ámbito nacional, a fin de garantizar el acceso de los ciudadanos a los servicios de telecomunicaciones; así como, fomentar el desarrollo de una radio y una televisión que coadyuve en la formación de ciudadanía en el marco de la Constitución de la República Bolivariana de Venezuela y la Ley de Responsabilidad Social en Radio y Televisión. Para ello continuará con la instalación de Puntos de Acceso, cuyo objetivo es propiciar la reducción de los desequilibrios existentes en el acceso a la información, capacitación, creación y producción, mediante el uso de las Tecnologías de Información y Comunicación (TIC's), como herramientas habilitadoras del desarrollo local. Adicionalmente brindará conectividad a los organismos y dependencias del Estado, incluidos en las Obligaciones del Servicio Universal de Telecomunicaciones.

- **Industria y Comercio**

Se estiman recursos por Bs. 31.833,8 millones, para este sector. Entre los organismos que conforman el mismo se registran: las Corporaciones de Desarrollo Regional

(Corpocentro, Corpovargas, Corpozulia, Corpollanos, Corpoandes Fudeco, CVG), el Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (Sencamer), Servicio Autónomo de la Propiedad Intelectual (SAPI), Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (Inapymi), Fondo de Desarrollo Microfinanciero (Fondemi), Fondo para el Desarrollo Endógeno, Fondo Venezolano de Reconversión Industrial y Tecnológica (Fondoin), entre otros, cuyos programas y proyectos de inversión están contemplados en los lineamientos del Plan Nacional de Desarrollo Económico y Social 2007-2013 formulados conjuntamente con otras instituciones y con la participación de las comunidades, orientadas a promover actividades que conlleven al desarrollo de proyectos generadores de valor agregado y empleo por regiones, así como expandir la economía social asegurando una participación eficiente del Estado en la economía.

Las acciones más importantes a desarrollar por este sector estarán dirigidas en términos generales durante el año 2011 a: desarrollar el tejido industrial nacional para la satisfacción de necesidades prioritarias de la población fortaleciendo los sectores de manufactura y otros servicios; consolidar el carácter endógeno de la economía; incrementar la producción nacional de ciencia, tecnología e innovación hacia necesidades y potencialidades del país; impulsar el desarrollo productivo integral de las industrias básicas garantizando que estas industrias sirvan de palanca para el desarrollo endógeno, potenciar el desarrollo económico y social de las regiones, entre otros.

La Corporación Venezolana de Guayana (CVG), prevé presupuesto por Bs. 23.428,0 millones destinados a cumplir con su rol planificador y promotor de un modelo de desarrollo integral, humanista y sustentable en coordinación con otras instituciones, con el fin de impulsar el nuevo modelo socio-productivo del país. En este sentido, los objetivos de la Corporación para el ejercicio económico – financiero 2011 se orienta a la consecución de los siguientes proyectos en la Zona de Desarrollo de Guayana: construcción de viviendas; adecuación de acueductos y saneamiento de aguas servidas; construcción, ampliación, reparaciones y mejoras de obras de edificaciones; desarrollo socio-productivo para las comunidades; fomento del manejo forestal, entre otros.

En este sector se registran los recursos por Bs. 6.098,5 millones asignados al Banco Nacional de Vivienda y Hábitat (Banavih), organismo que para el Ejercicio Fiscal 2011 define una política presupuestaria orientada a financiar los planes, programas y proyectos relacionados con el sector y ejercer la administración centralizada de todos los recursos financieros del Sistema Nacional de Vivienda y Hábitat.

El Instituto Nacional para el Desarrollo de la Pequeña y Mediana Industria (Inapymi), como encargado de la aprobación y promoción de programas de financiamiento a los fines de desarrollar la Economía Productiva Socialista estima recursos para el año 2011 por Bs. 683,0 millones, los cuales serán destinados a ejecutar actividades orientadas a atender las necesidades de asistencia técnica, financiera y acompañamiento integral para el mejoramiento de las Pymis y Unidades de Propiedad Social; otorgar financiamiento socio productivo a los proyectos enmarcados dentro de las Pymis y cooperativas con vocalista, a los fines de fortalecer la construcción del nuevo sistema económico; propiciar diversas estrategias de comercialización, recuperar y fortalecer la plataforma industrial para la consolidación de las pymis

El Fondo de Desarrollo Microfinanciero (Fondemi), fondo creado con la finalidad de apoyar eficaz y eficientemente las políticas de fomento, desarrollo y fortalecimiento del sistema microfinanciero, con un presupuesto de Bs. 250,1 millones buscará: contribuir con la superación de la pobreza, a través de la asistencia técnica y del otorgamiento de créditos; fortalecer a los Entes de Ejecución a través de la formación y capacitación para así incentivar y estimular a los microempresarios; otorgar microcréditos a los sectores más desposeídos y excluidos del sistema de empleo, a través de los entes de ejecución financieros debidamente calificados; ofrecer tasas activas con criterio social, que se ubiquen por debajo de las tasas del mercado, así como proporcionar capacitación y asistencia técnica para los beneficiarios, bien sea por sí misma o a través de los entes de ejecución de servicios no financieros, entre otros.

El Servicio Autónomo Fondo Nacional de los Consejos Comunales (Safonacc), tiene como actividad principal la administración de los recursos asignados a los Consejos Comunales, financiando los proyectos comunitarios, sociales y productivos del Poder Popular en sus componentes financieros. Para el año 2011 además adoptará las políticas de acompañamiento, formación y capacitación en la administración de los recursos asignados a los Consejos Comunales, a través de la rendición de cuenta.

Asimismo, el financiamiento de los proyectos comunales deberá tender al desarrollo de las comunidades organizadas brindando herramientas e instrumentos necesarios para alcanzar una inversión socialmente productiva, garantizando el flujo financiero transparente y para ello este Servicio Autónomo contará con un presupuesto de Bs. 36,2 millones.

## 6.6.4 Sector Servicios Generales

Conformado por los sectores de Seguridad y Defensa y Dirección Superior del Estado, cuya política presupuestaria para el 2011 se enfoca hacia la coordinación de acciones tendentes a la definición, dirección, supervisión y control de las políticas económicas, fiscales y financieras por parte del Poder Ejecutivo y Legislativo y las relacionadas con la seguridad y defensa del Estado.

Se estima para el sector gastos por Bs. 10.509,3 millones, recursos estos que permitirán acelerar el saneamiento y modernización de las aduanas; el fortalecimiento de los mecanismos de supervisión de la actividad bancaria y aseguradora; la promoción, regulación y supervisión del mercado de capitales; ejercer los controles migratorios y de identidad a nivel nacional; el desarrollo de estadísticas económicas, sociales, poblacionales; funcionamiento y administración de los registros y notarías, entre otros.

**CUADRO N° 6-41**
**CLASIFICACIÓN POR SECTORES DE SERVICIOS GENERALES DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES**

**PROYECTO DE LEY DE PRESUPUESTO AÑO 2011**
**(Millones de Bolívares)**

| SECTORES | MONTO | PORCENTAJE |
|---|---|---|
| Dirección Superior del Estado | 7.835,6 | 74,6 |
| Seguridad y Defensa | 2.673,7 | 25,4 |
| **TOTAL** | **10.509,3** | **100,0** |

- **Dirección Superior del Estado**

El sector está conformado por los siguientes organismos: el Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), la Superintendencia de la Actividad Aseguradora, la Superintendencia Nacional de Valores, el Instituto Nacional de

Estadística (INE), el Fondo de Garantía de Depósitos y Protección Bancaria (Fogade), la Superintendencia de Bancos y Otras Instituciones Financieras, la Superintendencia de Servicios de Certificación Electrónica (Suscerte), entre otros.

El Servicio Nacional Integrado de Administración Aduanera y Tributaria (Seniat), orientará su gestión a la ejecución de los siguientes proyectos: Sistema Tributario Socialista (en su Primera Fase); Sistema Aduanero Socialista (en su Primera Fase) y Modernización del Seniat III; se prevé presupuesto por Bs. 2.122,2 millones.

El Fondo de Garantía de Depósitos y Protección Bancaria (Fogade), tiene previsto durante el año 2011 garantizar los depósitos del público y ejercer la función de liquidador de bancos, entidades de ahorro y préstamo e instituciones financieras regidas por la Ley General de Bancos y Otras Instituciones Financieras, y las empresas relacionadas al grupo financiero; se prevé presupuesto por Bs. 4.238,1 millones.

La Superintendencia de Bancos y Otras Instituciones Financieras con un presupuesto de gastos de Bs. 560,2 millones para el 2011 fortalecerá la supervisión de los entes sometidos a su control a través de la incorporación de tres tipos de inspecciones, adicionales a las que tradicionalmente se realizan; una referida a evaluar el riesgo bancario, otra a avaluar la calidad del servicio bancario y finalmente, las inspecciones aleatorias a las unidades de producción, financiadas con recursos provenientes de las carteras dirigidas de la banca.

## Capítulo 7
# ÁMBITO REGIONAL

EXPOSICIÓN DE MOTIVOS 2011

Capítulo

# 7 ÁMBITO REGIONAL

## 7.1 Consideraciones Generales

El ámbito regional actual, es la expresión y resultado de la aplicación de un conjunto de políticas públicas, planes, disposiciones legales y actuaciones con repercusiones territoriales, encaminadas a la coordinación y compatibilización de los usos y funciones que coexisten en el territorio venezolano; que integrados coadyuvan a los deseos de bienestar y en general, a mejorar y elevar la calidad de vida de las personas, individual y socialmente. Es la visión del desarrollo territorial desconcentrado fundamentado en la definición previa y planificada de una redistribución de la población, producción, infraestructura física, recursos y servicios, armonizada bajo criterios económicos, sociales, ambientales y de seguridad y defensa, en función del desarrollo de una auténtica democracia participativa y protagónica, con bases firmes para la transición hacia una nueva organización socio-territorial coherente con los principios que sirven de fundamento para la consolidación del Socialismo del Siglo XXI.

En este sentido, la concepción de un desarrollo sustentable, endógeno, participativo, soberano y equilibrado, social y territorialmente, tuvo como antecedentes más recientes, el Programa Económico de Transición 1999-2000; el Programa Económico Nacional 2000; el Programa de Gobierno "La propuesta de Hugo Chávez para continuar la Revolución"; las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2001-2007, y actualmente se expresa con especial importancia en el Proyecto Nacional Simón Bolívar – Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007-2013, en el cual, esta opción de desarrollo parte de una visión geoestratégica que comprende el planeamiento integral y la asignación de medios para alcanzar la meta de un Desarrollo Territorial Desconcentrado.

El desarrollo territorial desconcentrado, es la nueva forma de gestión y administración racional del ordenamiento territorial urbano regional, a través de sus diferentes niveles de gobierno, en función de fortalecer la integración territorial y la soberanía nacional, así como, para promover la igualdad social, la justicia y la solidaridad, por intermedio de los Distritos Motores de Desarrollo, unidades territoriales diseñadas para impulsar aquellas actividades económicas que generen efectos de atracción e incentivos para la conformación de asentamientos poblacionales en un subsistema de comunas.

El ordenamiento territorial, por su parte, es una estrategia política del Estado para orientar la distribución y ocupación espacial del territorio; el uso de los recursos naturales, y la localización y organización de la red de centros poblados de base urbana y rural; promoviendo la inversión pública y privada, así como, la dotación de infraestructura, equipamiento y servicios necesarios para la consolidación de los asentamientos poblacionales y la localización de las actividades productivas, con base en los recursos disponibles y las ventajas comparativas asociadas a su localización.

Se entiende por Distritos Motores de Desarrollo, las unidades territoriales decretadas por el Ejecutivo Nacional, en cualquier ámbito geográfico de la Nación, sobre la base de comunes características históricas, socio-económicas, culturales y potencialidades productivas, para conformar el nuevo modelo de desarrollo sustentable, endógeno y socialista, en el cual se habrá de consolidar y fortalecer el poder popular, así como las cadenas productivas socialistas que se creen en esas delimitaciones territoriales, con fundamento a la estructura social y económica del país.

La comuna, es un espacio socialista definido por la integración de comunidades vecinas con una memoria histórica compartida, rasgos culturales usos y costumbres, que se reconocen en el territorio que ocupan y en las actividades productivas que les sirven de sustento y sobre el cual ejercen los principios de soberanía y participación protagónica, como expresión del poder popular, en concordancia con un régimen de producción social y el modelo de desarrollo endógeno, sustentable y socialista contemplado en el Plan Nacional de Desarrollo.

Se trata de dar un nuevo enfoque a la descentralización, profundizando su proceso bajo la óptica de una estrategia desconcentradora del desarrollo territorial; es decir, hacer uso de ella, con el propósito de aprovechar las potencialidades regionales para lograr una distribución más equilibrada y sostenible de las actividades productivas, las inversiones y la población en el territorio nacional; aspectos reconocidos y recogidos en el Proyecto Nacional Simón Bolívar – Primer Plan Socialista de Desarrollo Económico y Social de la Nación 2007-2013, en el que además, se establece como directriz estratégica, la construcción de una nueva geopolítica nacional, que comprende la existencia, de manera coherente, de prácticas racionales que proyecten el surgimiento de nuevas relaciones socio-productivas de carácter socialista.

Esta estrategia de desarrollo, ha demandado el reconocimiento pleno de la estructura física territorial, social, cultural, económica, institucional y, ambiental del país, identificando acciones que transformen las relaciones históricas de dependencia, mediante la movilización integral de patrimonios, recursos de poder y capacidades endógenas de fuerzas sociales, para lo cual, el Plan de Desarrollo Económico y Social de la Nación 2007-2013, define cinco ejes de desarrollo: el eje Norte-Costero, el eje Orinoco-Apure, el eje Occidental, el eje Oriental y el eje Norte-Llanero; así como, los mecanismos para la integración regional suramericana y la extensión del corredor de la infraestructura ferrocarrilera que en principio privilegia al Eje Norte llanero y que podrá ser continuado como corredor de baja altura a lo largo de toda la Cordillera Andina. De esta manera, se prevé en principio, lograr una mayor desconcentración de las actividades económicas, la infraestructura, vivienda, equipamientos y servicios, hacia el eje Norte Llanero, llamado hacer la bisagra integradora con los demás ejes de desarrollo, reforzando al mismo tiempo, el asentamiento poblacional en un subsistema de ciudades intermedias, las cuales pasaran a ser propulsoras del desarrollo de actividades productivas con ventajas de localización y aglomeración con énfasis en aquellas que apunten a la soberanía alimentaria y a la industria transformadora, orientada a la producción de bienes de capital, intermedios y de consumo final.

El marco jurídico, en el cual se sustenta la estrategia del desarrollo territorial desconcentrado, parte del mismo preámbulo de la Constitución Nacional, al establecer como fin supremo, la refundación de la República para establecer una sociedad democrática, participativa y protagónica, multiétnica y pluricultural en un Estado de justicia, federal y descentralizado, que consolide los valores de la libertad, la independencia, la paz, la solidaridad, el bien común, la integridad territorial, la convivencia y el imperio de la ley para esta y las futuras generaciones; asegurando el derecho a la vida, al trabajo, a la cultura, a la educación, a la justicia social y a la igualdad sin discriminación ni subordinación alguna; y el establecimiento de una política estratégica para la restitución plena del poder al pueblo soberano, mediante la transferencia paulatina de competencias y servicios desde las instituciones nacionales, regionales y locales hacia las comunidades organizadas y otras organizaciones de base del poder popular, dirigidas a fomentar la participación popular, alcanzar la democracia auténtica restituyendo las capacidades de gobierno al pueblo, instalando prácticas eficientes y eficaces en la distribución de los recursos financieros e impulsando el desarrollo complementario y equilibrado de las regiones del país.

En este sentido, resalta del texto constitucional, la importancia que éste le brinda a la planificación, convirtiéndola en alta política de Estado, como medio de apalancamiento para alcanzar el desarrollo territorial desconcentrado, y en consecuencia, la construcción y organización espacial de este nuevo modelo socioproductivo, del que están emergiendo las nuevas relaciones sociales y productivas de carácter socialista. Es una forma de sustentar, mediante la planificación, como instrumento estratégico, democrático, participativo y de consulta abierta, las más importantes decisiones en materia de desarrollo territorial.

Entre las primeras acciones llevadas a cabo en el campo de la planificación del desarrollo territorial desconcentrado, se encuentra el Decreto dictado por el Ejecutivo Nacional N° 1.528 con Fuerza de Ley Orgánica de Planificación (Gaceta Oficial de la República Bolivariana de Venezuela N° Ext. 5.554 de fecha 13/11/2001), a partir del cual se crea el extinto Ministerio de Planificación y Desarrollo, hoy Ministerio del Poder Popular de Planificación y Finanzas, como órgano rector del Sistema Nacional de Planificación. Dicho Decreto, se emitió con el objeto de establecer las bases y lineamientos para la construcción, la viabilidad, el perfeccionamiento y la organización de la planificación en los diferentes niveles territoriales de gobierno, así como para el fortalecimiento de los mecanismos de consulta y participación democrática, en la misma.

En el marco de este instrumento legal, se define la planificación como la tecnología permanente, ininterrumpida y reiterada del Estado y la sociedad, destinada a lograr su cambio estructural. Es decir, la planificación como práctica para transformar y construir nuevas realidades con la capacidad de alcanzar propósitos, interpretar intereses de la sociedad e incorporar, en las deliberaciones presentes, las necesidades de las generaciones futuras; un elemento de viabilidad de esta práctica, lo constituye la alta participación del Estado venezolano dentro de la estructura productiva del país, lo que obliga a una reflexión sistemática y coordinada sobre su rol en la realidad venezolana y su carácter de distribuidor de renta.

En estas mismas disposiciones, se establecen los mecanismos institucionales del Estado para lograr que los recursos y acciones públicas asociadas con el progreso del país, se asignen y realicen de manera planificada y se encausen hacia los fines y objetivos políticos, sociales, culturales y económicos, sustentados en nuestra Carta Magna. De la misma forma, establece el marco normativo que sería posteriormente desarrollado en las leyes que instauran la organización y funcionamiento de los Consejos de Planificación y Coordinación de Políticas Públicas, los Consejos Locales de Planificación Pública y el Consejo Federal de Gobierno, instituidos en los artículos 166, 182 y 185 de la Constitución de la República Bolivariana de Venezuela.

De la misma manera, de conformidad con el artículo 299 Constitucional, el precitado Decreto Ley, promueve mediante mecanismos efectivos, la participación social, a fin de asegurar una planificación estratégica, democrática, participativa y de consulta abierta; haciendo al mismo tiempo, explícitas referencias a los planes y horizontes temporales de la planificación, asociadas al desarrollo nacional, regional y local y al fortalecimiento de las capacidades rectoras y estratégicas del Estado. De igual forma, se concibe a la planificación como una herramienta perfectible a través de la evaluación de resultados; del control social de su desarrollo; del seguimiento de su trayectoria; de la medición del impacto de sus acciones y, simultáneamente aplicando los correctivos cuando se estimen necesarios.

Atendiendo las disposiciones Constitucionales anteriormente referidas, en el mes de junio de 2002, se sancionó por primera vez la Ley de los Consejos Locales de Planificación Pública (Lclpp), (Gaceta Oficial de la República Bolivariana de Venezuela N° 37.463, de fecha 12/06/2002). Este instrumento legal fue derogado, y se sanciona una nueva Ley de los

Consejos Locales de Planificación Pública, en el mes de diciembre de 2006 (Gaceta Oficial de la República Bolivariana de Venezuela N° 38.591 del 26/12/2006); con el objeto de regular la organización y funcionamiento de los Consejos Locales de Planificación Pública y su relación con las instancias de participación y protagonismo del pueblo, ajustando sus disposiciones al contenido de la Constitución y al mandato específico de la Ley Orgánica del Poder Público Municipal (Loppm).

El Consejo Local de Planificación Pública, establecido en el Articulo 182 de la Constitución Bolivariana, constituye una de las más notorias figuras concebidas para el nuevo Poder Municipal de Venezuela, la cual se crea para constituirse en el gran espacio municipal para la planificación, la coordinación de las decisiones de la gestión local y la participación de fuerzas vivas junto a los órganos del poder público municipal.

De acuerdo con su Ley de creación, los Consejos Locales de Planificación Pública, son los órganos encargados de la planificación integral del municipio y de diseñar el Plan Municipal de Desarrollo, así como los demás planes municipales, garantizando la participación ciudadana y protagónica en su formulación, ejecución, seguimiento, evaluación y control, así como en su articulación con el Sistema Nacional de Planificación, de conformidad con lo establecido en la Constitución de la República Bolivariana de Venezuela y las leyes.

El Consejo Local de Planificación Pública, en su actividad de planificación, garantizará la articulación con los planes comunales, estadales y nacionales, con base en las siguientes áreas: Economía local, fomento de la producción y desarrollo endógeno; ordenamiento territorial y de las infraestructuras; desarrollo social y humano; institucional; participación ciudadana y protagónica y las demás que se consideren prioritarias para el municipio.

Entre las funciones que la Ley confiere al Consejo Local de Planificación Pública, vale la pena resaltar las que tienen que ver: Con el impulso, la coordinación y participación ciudadana y protagónica en la formulación, ejecución, seguimiento, evaluación y control del Plan Municipal de Desarrollo; con garantizar que el Plan Municipal de Desarrollo esté debidamente articulado con el Plan Nacional, el Plan Estadal de Desarrollo y los planes comunitarios de desarrollo emanados de los consejos comunales; con formular y promover los proyectos de inversión para el municipio ante el Consejo Estadal de Planificación y Coordinación de Políticas Públicas; con promover los procesos de descentralización y transferencias de servicios y competencias municipales a los consejos comunales y a las organizaciones vecinales, comunitarias y sectoriales; con promover y coordinar con los consejos comunales el diagnóstico participativo con el propósito de determinar las necesidades, problemas, potencialidades y aspiraciones del municipio, en cuanto a inversión se refiere; y con garantizar que, el proceso de formulación del presupuesto de inversión municipal se realice mediante el mecanismo del presupuesto participativo.

En este contexto, el Presupuesto participativo es el mecanismo mediante el cual los ciudadanos y ciudadanas del municipio proponen, deliberan y deciden en la formulación, ejecución, control y evaluación del Plan de Inversión Municipal con el propósito de materializarlo en proyectos para permitir el desarrollo del municipio, atendiendo a las necesidades, potencialidades y propuestas de las organizaciones vecinales, comunitarias y sectoriales ante el Consejo Local de Planificación Pública.

Concebido de esta manera, el presupuesto participativo deberá contar con mecanismos amplios de discusión, debates democráticos, sin exclusión de ningún tipo, a fin de recoger el mayor número de opiniones y propuestas posibles. El proceso de formación del presupuesto participativo consta de tres fases: Diagnóstico participativo; formulación del plan y el presupuesto de inversión municipal; y la aprobación del plan y el presupuesto de inversión municipal. Estos dos últimos instrumentos, el Plan y el Presupuesto de Inversión Municipal anual, resultan de la consolidación de los requerimientos formulados en el plan municipal de desarrollo y por los consejos comunales, las organizaciones vecinales, comunitarias y sectoriales, a través del proceso de formación del presupuesto participativo.

Otras instancias previstas en el artículo 166 de la Constitución de la República Bolivariana de Venezuela, de naturaleza político-territorial, por corresponderse con cada entidad federal, son los Consejos Estadales de Coordinación y Planificación de Políticas Públicas, cuyo objeto fundamental es la planificación del desarrollo de la entidad a la que pertenece. Su Ley de creación fue sancionada en el mes de agosto de 2002 (Gaceta Oficial de la República Bolivariana de Venezuela N° 37.509 del 20/08/2002).

La Ley de los Consejos Estadales de Coordinación y Planificación de Políticas Públicas (Lcecppp), tiene por objeto la creación, organización y establecimiento de competencias del Consejo Estadal de Planificación y Coordinación de Políticas Públicas que funcionará, en cada estado, como órgano rector de la planificación de las políticas públicas, a los fines de promover el desarrollo armónico, equilibrado y sustentable.

Actuando de acuerdo con los principios de justicia social, democracia, eficiencia, protección del ambiente, corresponsabilidad, integridad territorial, productividad, solidaridad, cooperación y desarrollo sustentable, los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, en el cumplimiento de sus funciones, tendrán los siguientes lineamientos:

- La especificidad de cada estado y de sus municipios integrantes, tomando en consideración las condiciones de la población, desarrollo económico, capacidad para generar ingresos fiscales propios, situación geográfica, elementos históricos y culturales y otros factores relevantes.

- Una visión integral del proceso de desarrollo territorial que defina pautas sobre la explotación racional de los recursos, la orientación de las inversiones, el sentido del desarrollo tecnológico, la prestación eficiente de los servicios y que impulse y promueva el proceso de desconcentración poblacional.

- La adecuación y vinculación del Plan de Desarrollo Estadal con el Plan Nacional de Desarrollo, con el Plan Nacional de Desarrollo Regional y demás planes nacionales que establezcan las leyes.

- La adecuación y vinculación de los Planes Municipales de Desarrollo al contenido del Plan de Desarrollo Estadal.

En tal sentido, conforme a la Ley, el cumplimiento de las funciones de planificación y coordinación de estos Consejos, tendrá en cuenta el plan de desarrollo estadal, el plan operativo anual del Estado, el presupuesto consolidado del Estado, la ley del marco plurianual del presupuesto, para el período al cual corresponda, los planes sectoriales y regionales de los diferentes ministerios, institutos autónomos y empresas del poder público nacional que tengan asiento en el estado y los demás instrumentos previstos en la Ley de Planificación, a nivel estadal.

Entre las competencias de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas más importantes, se pueden mencionar las que tienen que ver con: Discutir, aprobar y modificar el Plan de Desarrollo Estadal, a propuesta del Gobernador o Gobernadora, de conformidad con las líneas generales aprobadas por el Consejo Legislativo

Estadal, en el marco del Plan Nacional de Desarrollo y del correspondiente Plan Nacional de Desarrollo Regional; establecer y mantener la debida coordinación y cooperación de los distintos niveles de gobierno nacional, estadal y municipal, en lo atinente al diseño y ejecución de planes de desarrollo; evaluar el efecto económico y social del gasto público consolidado en el Estado, de conformidad con los planes de desarrollo; evaluar el cumplimiento del Plan de Desarrollo Estadal a través de informes que deberán ser remitidos al Consejo Legislativo Estadal; y proponer ante el Consejo Legislativo Estadal la transferencia de competencias y servicios desde los estados hacia los municipios y comunidades organizadas.

Un aspecto a resaltar de la ley, es el mandato por el cual, los Consejos Estadales de Planificación y Coordinación de Políticas Públicas deberán trabajar coordinadamente con el Consejo Federal de Gobierno. En cumplimiento de éste, deberán presentar cuantos informes les requiera el Consejo Federal de Gobierno en las materias relacionadas con el Plan de Desarrollo Estadal, el desarrollo territorial equilibrado y la dotación de obras y servicios esenciales para las comunidades de menor desarrollo relativo. También podrán presentar informes y estudios ante el Consejo Federal de Gobierno, que justifiquen la necesidad de realizar las inversiones previstas en el Plan de Desarrollo Estadal.

Asimismo, los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, deberán trabajar coordinadamente con los Consejos Locales de Planificación Pública de los municipios integrantes del respectivo estado, en el ámbito de las competencias de cada organismo y, a ese fin, resolverán cuantas dudas y aclaratorias le soliciten los Consejos Locales de Planificación Pública para la elaboración del respectivo Plan Municipal y sus, proyectos de desarrollo; recibir información de los Consejos Locales de Planificación Pública sobre la elaboración, contenidos y aprobación del Plan Municipal y de sus proyectos de desarrollo al respectivo Consejo Estadal; efectuar recomendaciones a los Consejos Locales de Planificación Pública, para la adecuación del Plan Municipal al Plan de Desarrollo Estadal, las cuales serán atendidas por los Consejos Locales para su correcta adecuación al Plan de Desarrollo Estadal.

Otro instrumento legal de fundamental importancia en materia político territorial, es la Ley Orgánica del Poder Público Municipal (Loppm), cuyo contenido centra su atención en el efectivo y real ejercicio de la soberanía popular, que descansa intransferiblemente en el pueblo, en la participación de las comunidades para la formación, ejecución y control de la gestión pública y en la orientación de los poderes públicos y de la administración pública hacia los intereses y necesidades de los ciudadanos y ciudadanas.

La Loppm, es sancionada por primera vez en el año 2005 (Gaceta Oficial de la República Bolivariana de Venezuela N° 38.204 del 08/06/2005), y modificada posteriormente en los años 2006 y 2009, (Gaceta Oficial de la República Bolivariana de Venezuela N° 38.421 del 21/04/2006, y N° 39.163 de fecha 22/04/2009, respectivamente). El cuerpo de la Ley desarrolla los principios constitucionales, relativos al Poder Público Municipal, su autonomía, organización y funcionamiento, gobierno, administración y control, para el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados. En este sentido, dispone que, el Poder Público Municipal se ejerce a través de cuatro funciones: la función ejecutiva, desarrollada por el alcalde o alcaldesa a quien corresponde el gobierno y la administración, la función deliberante propia del Concejo Municipal, la función de control fiscal ejercida por la Contraloría Municipal, y la función de planificación, desarrollada en corresponsabilidad con el Consejo Local de Planificación Pública, destacando que, en el ejercicio de estas funciones los órganos del poder público municipal, incorporarán la participación ciudadana en el proceso de definición y ejecución de la gestión pública y en el control y evaluación de sus resultados, en forma efectiva, suficiente y oportuna, para lo cual deberán crear los mecanismos que la garanticen.

De forma tal que, la participación protagónica en la formación, ejecución y control de la gestión pública municipal, en el marco de esta Ley, se constituye como el medio necesario para garantizar su completo desarrollo tanto individual como colectivo, dentro del Municipio. Convertida esta participación en un derecho, esta se ejerce mediante actuaciones de los ciudadanos y ciudadanas, y de la sociedad organizada, en forma individual o colectiva, para manifestar su aprobación, rechazo, observaciones, propuestas, iniciativas, quejas, denuncias y, en general, para expresar su voluntad respecto a asuntos de interés colectivo, la cual se puede expresar en:

- Obteniendo información del programa de gobierno del Alcalde o Alcaldesa, del Plan Municipal de Desarrollo, de los mecanismos para la elaboración y discusión de las ordenanzas, y, en especial, de la formulación y ejecución del presupuesto local; de la aprobación y ejecución de obras y servicios, de los contenidos del informe de gestión y de la rendición de cuentas, en términos comprensibles a los ciudadanos y ciudadanas.

- Presentando y discutiendo propuestas comunitarias prioritarias en la elaboración del presupuesto de inversión de obras y servicios, a cuyo efecto el gobierno municipal establecerá mecanismos suficientes y oportunos.

- Participando en la toma de decisiones, a cuyo efecto las autoridades municipales generarán mecanismos de negociación, espacios de información suficiente y necesaria e instancias de evaluación.

Para estos efectos, los medios de participación del pueblo en ejercicio de su soberanía, la Ley los define como: los cabildos abiertos, las asambleas ciudadanas, las consultas públicas, la iniciativa popular, el presupuesto participativo, el control social, los referendos, la iniciativa legislativa, los medios de comunicación social alternativos, las instancias de atención ciudadana, la autogestión y la cogestión.

Otro aspecto a destacar de la Loppm, es el que se refiere al presupuesto de inversión municipal, el cual debe estar dirigido al desarrollo humano, social, cultural y económico del Municipio, y se elaborará de acuerdo con las necesidades prioritarias presentadas por las comunidades organizadas, en concordancia con lo estimado por el Alcalde o Alcaldesa en el presupuesto destinado al referido sector y con los proyectos generales sobre urbanismo, infraestructura, servicios y vialidad.

Por último, en las disposiciones de esta Ley, se ordena a los municipios descentralizar y transferir a las comunidades y grupos vecinales organizados la prestación de los servicios públicos municipales, previa demostración de su capacidad legal, formación profesional o técnica en el área relacionada con el servicio, experiencia previa en gestión de servicios públicos o en áreas afines del servicio solicitado, comprobación por certificación emitida por el Municipio, de los planes de formación ciudadana, legitimidad ante la comunidad involucrada, presentación del proyecto, y cualquier otro que se determine en las leyes, reglamentos y ordenanzas.

En correspondencia con esta plataforma legal, en fecha 22 de febrero de 2010, se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.963 Extraordinario, la Ley Orgánica del Consejo Federal de Gobierno (Locfg), instrumento normativo mediante el cual, se regula la organización y funcionamiento de este órgano constitucional de carácter interterritorial, encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del Poder Nacional a los estados y municipios. En consecuencia, se le ha conferido al Consejo Federal de Gobierno, establecer los lineamientos que se aplicarán a los procesos de transferencia de las competencias y atribuciones de las entidades territoriales, hacia las organizaciones de base del Poder Popular, los cuales serán vinculantes para las entidades territoriales. Asimismo, por esta Ley, se crea el Fondo de Compensación Interterritorial (FCI), destinado al financiamiento de inversiones públicas, para promover el desarrollo equilibrado de las regiones. Los recursos que se destinarán a este Fondo serán discutidos y aprobados por el Consejo Federal de Gobierno con base en los desequilibrios regionales.

La Locfg, impone que las acciones del Consejo Federal, se desarrollen con fundamento en los principios de justicia social, participación ciudadana, protección de la integridad territorial, desarrollo sustentable, cooperación entre las entidades públicas territoriales, corresponsabilidad, interdependencia, solidaridad y concurrencia. Igualmente, destaca que la transferencia de competencias es la vía para lograr el fortalecimiento de las organizaciones de base del Poder Popular y el desarrollo armónico de los Distritos Motores de Desarrollo y regiones del país, en el marco del Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Posteriormente, el 9 de marzo de 2010, en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.382, se publicó el Decreto N° 7.306 de esa misma fecha, a través del cual se dictó el Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, Decreto reimpreso por error material y publicado de manera definitiva en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 del 04/05/2010, el cual tiene por finalidad regular la organización y funcionamiento de este órgano constitucional y de las instancias que lo conforman, así como las formas de coordinación de políticas y acciones entre las entidades político territoriales y las organizaciones de base del poder popular en él representadas, a fin de alcanzar un equilibrado desarrollo regional del país, mediante una justa distribución de los recursos naturales, la creación de los Distritos Motores de Desarrollo y un régimen de transferencias entre dichas entidades y de estas hacia las comunidades organizadas y otras organizaciones de base del poder popular. Las disposiciones de este Reglamento son aplicables a todas las instancias que conforman el Consejo Federal de Gobierno, las entidades político-territoriales y las organizaciones de base del Poder Popular que lo integran, en el ámbito territorial y social donde ejercen sus competencias.

Del conjunto de definiciones de rango constitucional que desarrolla tanto la Ley del Consejo Federal de Gobierno como su Reglamento, resaltan las que hacen referencia entre otras: al Federalismo, el cual conciben como un sistema de organización política regido por los principios de integridad territorial, económica y política de la Nación, cooperación, solidaridad, concurrencia y corresponsabilidad entre las instituciones del Estado y el pueblo soberano, para la construcción de la sociedad socialista y del Estado Democrático y Social de Derecho y de Justicia, mediante la participación protagónica del pueblo organizado en las funciones de gobierno y en la administración de los factores y medios de producción de bienes y servicios de propiedad social, como garantía del ejercicio pleno de la soberanía popular frente a cualquier intento de las oligarquías nacionales y regionales de concentrar, centralizar y monopolizar el poder político y económico del país y de las regiones; y, la Descentralización, entendida como una política estratégica para la restitución plena del poder al pueblo soberano, mediante la transferencia paulatina de competencias y servicios desde las instituciones nacionales, regionales y locales hacia las comunidades organizadas y otras organizaciones de base del Poder Popular, dirigidas a fomentar la participación, alcanzar la democracia auténtica restituyendo las capacidades de gobierno al pueblo, instalando prácticas eficientes y eficaces en la distribución de los recursos financieros e impulsar el desarrollo complementario y equilibrado de las regiones del país.

Igualmente, en el precitado reglamento se aborda con especial énfasis la definición sobre Socialismo, entendido como un modo de relaciones sociales de producción centrado en la convivencia solidaria y la satisfacción de las necesidades materiales e intangibles de toda la sociedad, que tiene como base fundamental la recuperación del valor del trabajo como productor de bienes y servicios, para satisfacer las necesidades humanas y lograr la suprema felicidad social y el desarrollo humano integral, interponiendo como necesario el desarrollo de la propiedad social sobre los factores y medios de producción básicos y estratégicos, que permita que todas las familias y los ciudadanos y ciudadanas venezolanos y venezolanas posean, usen y disfruten de su patrimonio o propiedad individual o familiar, y ejerzan el pleno goce de sus derechos económicos, sociales, políticos y culturales.

Otra definición no menos importante, es la que hace referencia a la sociedad organizada, la cual se presenta como aquella constituida por los Consejos Comunales, los consejos de trabajadores y trabajadoras, de campesinos y campesinas, de pescadores y pescadoras, comunas y cualquier otra organización de base del poder popular debidamente registrada en el Ministerio del Poder Popular con competencia en materia de participación ciudadana.

Por otra parte, ya en el mes de diciembre de 2009, la Asamblea Nacional había sancionado la Ley Orgánica de los Consejos Comunales, publicada en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.335 de fecha 28/12/2009, la cual derogó la Ley de los Consejos Comunales vigente desde el mes de abril de 2006 y publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.806, Extraordinario, de fecha 10/04/2006. Esta Ley Orgánica tiene por objeto regular la constitución, conformación, organización y funcionamiento de los consejos comunales, como una instancia de participación para el ejercicio directo de la soberanía popular y su relación con los órganos y entes del poder público para la formulación, ejecución, control y evaluación de las políticas públicas, así como, los planes y proyectos vinculados al desarrollo comunitario.

Los Consejos Comunales, en el marco constitucional de la democracia participativa y protagónica, son instancias de participación, articulación e integración entre los ciudadanos, ciudadanas y las diversas organizaciones comunitarias, movimientos sociales y populares, que permiten al pueblo organizado ejercer el gobierno comunitario y la gestión directa de las políticas públicas y proyectos orientados a responder a las necesidades, potencialidades y aspiraciones de las comunidades, en la construcción del nuevo modelo de sociedad socialista de igualdad, equidad y justicia social.

La organización, funcionamiento y acción de los Consejos Comunales se rige por los principios y valores de participación, corresponsabilidad, democracia, identidad nacional, libre debate de las ideas, celeridad, coordinación, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, bien común, humanismo, territorialidad, colectivismo, eficacia, eficiencia, ética, responsabilidad social, control social, libertad, equidad, justicia, trabajo voluntario, igualdad social y de género, con el fin de establecer la base sociopolítica del socialismo que consolide un nuevo modelo político, social, cultural y económico.

Corresponde al Ministerio del Poder Popular con competencia en materia de participación ciudadana, dictar las políticas estratégicas, planes generales, programas y proyectos para la participación comunitaria en los asuntos públicos y acompañará a los consejos comunales en el cumplimiento de sus fines y propósitos, y facilitará la articulación en las relaciones entre éstos y los órganos y entes del Poder Público. Su personalidad jurídica la adquieren mediante el registro ante dicho Ministerio.

A los fines de su funcionamiento, el Consejo Comunal estará integrado por la Asamblea de Ciudadanos y Ciudadanas; el colectivo de coordinación comunitaria; la Unidad Ejecutiva; la Unidad Administrativa y Financiera Comunitaria; y la Unidad de Contraloría Social.

La Unidad Ejecutiva es la instancia del Consejo Comunal encargada de promover y articular la participación organizada de los habitantes de la comunidad, organizaciones comunitarias, los movimientos sociales y populares en los diferentes comités de trabajo; se reunirá a fin de planificar la ejecución de las decisiones de la Asamblea de Ciudadanos y Ciudadanas, así como para conocer las actividades de cada uno de los comités y de las áreas de trabajo.

La Unidad Administrativa y Financiera Comunitaria, es la instancia que funciona como un ente de administración, ejecución, inversión, crédito, ahorro e intermediación financiera de los recursos y fondos de los Consejos Comunales, de acuerdo a las decisiones y aprobaciones de la Asamblea de Ciudadanos y Ciudadanas, privilegiando el interés social sobre la acumulación de capital. Estará integrada por cinco habitantes de la comunidad, electos o electas a través de un proceso de elección popular.

La Unidad de Contraloría Social, es la instancia creada para realizar la evaluación de la gestión comunitaria y la vigilancia de las actividades, recursos y administración de los fondos de Consejo Comunal. Estará integrada por cinco habitantes de la comunidad, electos o electas, a través de un proceso de elección popular. Esta unidad realizará sus funciones sin menoscabo del control social que ejerza la Asamblea de Ciudadanos y Ciudadanas y otras organizaciones comunitarias, de conformidad con el ordenamiento jurídico vigente.

El ciclo comunal, en el marco de las actuaciones de los Consejos Comunales, es un proceso para hacer efectiva la participación popular y la planificación participativa que responde a las necesidades comunitarias y contribuye al desarrollo de las potencialidades y capacidades de la comunidad. Se concreta como una expresión del poder popular, a través de la realización de cinco fases: diagnóstico, plan, presupuesto, ejecución y contraloría social.

En el diagnóstico, se identifican las necesidades, aspiraciones, recursos, potencialidades y relaciones sociales propias de la localidad; el plan es la fase que determina las acciones, programas y proyectos que atendiendo al diagnóstico, tiene como finalidad el desarrollo del bienestar integral de la comunidad; el presupuesto comprende la determinación de los fondos, costos y recursos financieros y no financieros con los que cuenta y requiere la comunidad, destinados a la ejecución de las políticas, programas y proyectos establecidos en el plan comunitario de desarrollo integral; la ejecución garantiza la concreción de las políticas, programas y proyectos en espacio y tiempo; la contraloría social es la acción permanente de prevención, vigilancia, supervisión, seguimiento, control y evaluación de las fases del ciclo comunal para la concreción del plan comunitario de desarrollo integral y en general, sobre las acciones realizadas por el Consejo Comunal, ejercida articuladamente por los habitantes de la comunidad, la Asamblea de Ciudadanos y Ciudadanas, las organizaciones comunitarias y la Unidad de Contraloría Social.

Los Consejos Comunales, a través de los comités de economía comunal, elaborarán los proyectos socio productivos, con base a las potencialidades de su comunidad, impulsando la propiedad social, orientados a la satisfacción de las necesidades colectivas y vinculados al Plan Comunitario de Desarrollo Integral.

Los Consejos Comunales recibirán de manera directa los siguientes recursos financieros y no financieros: los que sean transferidos por la República, los estados y los municipios; los que provengan de la administración de los servicios públicos que les sean transferidos por el Estado; los generados por su actividad propia, incluido el producto del manejo financiero de todos sus recursos; los recursos provenientes de donaciones de acuerdo con lo establecido en el ordenamiento jurídico, y cualquier otro que permita la Constitución de la República y la ley.

El Consejo Comunal, deberá formar cuatro fondos internos: el fondo de acción social que será destinado a cubrir las necesidades sociales, tales como: situaciones de contingencia, de emergencia o problemas de salud, que no puedan ser cubiertas por los afectados debido a su situación socioeconómica; el fondo de gastos operativos y de administración dirigido a contribuir con el pago de los gastos que se generen en la operatividad y manejo administrativo del Consejo Comunal; el fondo de ahorro y crédito social destinado a incentivar el ahorro en las comunidades con una visión socialista y a promover los medios socio-productivos mediante créditos solidarios, y el fondo de riesgo, que estará orientado a cubrir los montos no pagados de los créditos socio-productivos, que incidan u obstaculicen el cumplimiento y continuidad de los proyectos comunitarios, en situación de riesgos y asumidos por el Consejo Comunal.

## 7.2 Instancia de planificación, coordinación de políticas, y financiamiento para el desarrollo regional.

### 7.2.1 Consejo Federal de Gobierno

La Constitución de la República Bolivariana de Venezuela, concibe en su artículo 185, al Consejo Federal de Gobierno, como el órgano encargado de la planificación y coordinación de políticas y acciones para el desarrollo del proceso de descentralización y transferencia de competencias del Poder Nacional a los Estados y Municipios. Este nuevo órgano de carácter constitucional estará presidido por el Vicepresidente o Vicepresidenta de la República e integrado por los Ministros o Ministras, los Gobernadores o Gobernadoras, un Alcalde o Alcaldesa por cada Estado y representantes de la sociedad organizada, de acuerdo con la ley; y contará con una Secretaría, integrada por el Vicepresidente o Vicepresidenta, dos Ministros o Ministras, tres Gobernadores o Gobernadoras y tres Alcaldes o Alcaldesas.

Del Consejo Federal de Gobierno dependerá el Fondo de Compensación Interterritorial (FCI), destinado al financiamiento de inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales, y apoyar especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo. El Consejo Federal de Gobierno, con base en los desequilibrios regionales, discutirá y aprobará anualmente los recursos que se destinarán al FCI y las áreas de inversión prioritarias a las cuales se aplicarán dichos recursos.

El ámbito territorial del Consejo Federal de Gobierno, incluye todo el territorio nacional, marítimo y terrestre, y se rige con carácter vinculante, por los lineamientos contenidos en el Plan de Desarrollo Económico y Social de la Nación, particularmente el relativo a la nueva geopolítica nacional y al desarrollo territorial desconcentrado, considerando para ello, los cinco Ejes Estratégicos de Desarrollo establecidos en el mismo: Eje Norte - Costero, Eje Apure - Orinoco, Eje Occidental, Eje Oriental y el Eje Norte Llanero, éste último como canal de integración interregional. El Presidente o Presidenta de la República en Consejo de Ministros, podrá decretar la creación, supresión o modificación de uno o varios ejes estratégicos de desarrollo territorial, a los fines de rectificar o reestructurar el orden territorial por razones de interés nacional.

En atención a este precepto Constitucional, en fecha 22 de febrero de 2010, se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.963 Extraordinario, la Ley Orgánica del Consejo Federal de Gobierno, la cual tiene por objeto, regular la organización y funcionamiento del Consejo Federal de Gobierno y, en virtud de ello, y a fin de desarrollar las competencias que el texto constitucional le ha trazado, establecer los lineamientos de la planificación y coordinación de políticas y acciones necesarias para el adecuado desarrollo regional.

En el ámbito de esta normativa, el Consejo Federal de Gobierno tiene como función establecer los lineamientos en materia de descentralización entre las entidades político territoriales y hacia las organizaciones de base del Poder Popular, así como para el estudio, planificación y creación de los Distritos Motores de Desarrollo, a los fines de apoyar especialmente la organización popular y el desarrollo de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo, siempre enmarcado en el Plan de Desarrollo Económico y Social de la Nación 2007-2013.

Los Distritos Motores, se crearán por Decreto Ejecutivo del Presidente o Presidenta de la República en Consejo de Ministros y Ministras, sin perjuicio de la organización política territorial de la República, con la finalidad de impulsar en el área comprendida en cada uno de ellos, un conjunto de proyectos económicos, sociales, científicos y tecnológicos, destinados a lograr el desarrollo integral de las regiones y el fortalecimiento del Poder Popular, en aras de facilitar la transición hacia el socialismo. Los Distritos Motores de Desarrollo y su desagregación en Comunas, ejes comunales, zonas de desarrollo, ejes de desarrollo, corredores productivos y las entidades territoriales delimitadas por competencias político administrativas derivadas de la división político territorial, son unidades de gestión territorial, en el nuevo mapa geopolítico territorial de la República.

El establecimiento de los ámbitos territoriales de los Distritos Motores de Desarrollo estará determinado en razón de la concurrencia de los siguientes criterios: que constituyan espacios geográficos con condiciones físico-naturales, socio-culturales, económicas y geopolíticas semejantes; y que sean espacios continuos y que tengan por lo menos un centro de servicio capaz de articular sus áreas de influencia, promover la ocupación del territorio y el desarrollo de actividades productivas socialistas.

Conforme a esta Ley, el Consejo Federal de Gobierno estará integrado por la Plenaria y la Secretaría. La Plenaria es el órgano que reúne a todos los miembros del Consejo Federal de Gobierno, y tiene como competencia las siguientes:

- Proponer al Presidente o Presidenta de la República las transferencias de competencias y servicios a los Poderes Públicos Territoriales a las organizaciones de base del Poder Popular.

- Proponer al Presidente o Presidenta de la República las modificaciones para obtener la eficiencia necesaria en la organización político-territorial de los estados.

- Proponer al Presidente o Presidenta de la República la creación de los Distritos Motores de Desarrollo.

- Aprobar su reglamento interno.

- Aprobar su Proyecto de Presupuesto y tramitarlo de conformidad con la ley que regula la materia.

- Aprobar su Informe de Gestión Anual.
- Estudiar las propuestas de la Secretaría relativas a los cálculos a las distintas áreas de inversión.
- Todas las demás que le señalen la Constitución de la República y las leyes.

En este sentido, al Presidente o Presidenta del Consejo Federal de Gobierno, se le han conferido las siguientes atribuciones:

- Presidir la Plenaria del Consejo Federal de Gobierno.
- Actuar como director o directora de las deliberaciones.
- Suscribir los actos emanados del Consejo Federal de Gobierno.
- Convocar las sesiones ordinarias y extraordinarias de la Plenaria, previa autorización del Presidente o Presidenta de la República.
- Presentar a consideración del Presidente o Presidenta de la República los asuntos tratados en la Plenaria.
- Las demás atribuciones que le asignen la Constitución de la República y las leyes.

La Secretaría por su parte, es el órgano de administración y ejecución del Consejo Federal de Gobierno, y en tal sentido, tiene asignadas las siguientes atribuciones:

- Elaboración y ejecución de los planes dirigidos a la realización de los objetivos y fines del Consejo Federal de Gobierno, en el marco del Plan de Desarrollo Económico y Social de la Nación.
- Suscribir los actos de la Plenaria y de la Secretaría del Consejo Federal de Gobierno y ordenar su publicación, cuando sea el caso.
- Elaborar el orden del día para las sesiones de la Plenaria del Consejo Federal de Gobierno.
- Elaborar, suscribir y archivar los actos de la Plenaria.
- Crear, modificar y suprimir servicios relativos al funcionamiento del Consejo Federal de Gobierno.
- Dirigir, supervisar, evaluar y controlar la administración del Fondo de Compensación Interterritorial (FCI).
- Examinar las propuestas que deban ser presentadas a las deliberaciones de la Plenaria, actuando como órgano preparatorio de sus sesiones.
- Crear los organismos técnicos que sean necesarios para su gestión.
- Establecer las sedes de las distintas oficinas regionales en las cuales podrá operar el Consejo Federal de Gobierno.

- Elaborar el proyecto y los lineamientos generales del Plan de Desarrollo Regional, de acuerdo a los lineamientos del Plan de Desarrollo Económico y Social de la Nación, para someterlo a consideración del Presidente o Presidenta de la República en Consejo de Ministros y Ministras.

- Definir y proponer a la Plenaria las áreas de inversión de los recursos del Fondo de Compensación Interterritorial (FCI).

- Elaborar el proyecto de informe de gestión de los recursos del Fondo de Compensación Interterritorial (FCI) y presentarlo a la Plenaria.

- Elaborar y evaluar los cálculos para las distintas áreas de inversión.

- Elaborar y evaluar los sistemas de indicadores e índice de desequilibrio territorial y de efectividad, eficiencia y eficacia de la ejecución de los recursos destinados a la compensación territorial y al desarrollo de las entidades territoriales.

- Elaborar y proponer a la Plenaria el proyecto de presupuesto anual del Consejo Federal de Gobierno.

- Capacitar a las organizaciones de base del Poder Popular en las competencias que estén en condiciones de asumir a través de programas formativos que serán cofinanciados por los estados y municipios.

- Distribuir los fondos y otros recursos destinados al desarrollo territorial equilibrado, de acuerdo a lo aprobado por la Plenaria del Consejo Federal de Gobierno.

- Realizar seguimiento a la ejecución de los recursos asignados por el Fondo de Compensación Interterritorial (FCI), de acuerdo con el reglamento interno que al efecto se elabore.

- Cualquier otra que, por su naturaleza, corresponda al Consejo Federal de Gobierno y que no esté expresamente atribuida a alguna de sus estructuras.

Para el cometido de estas atribuciones, la Secretaría se dotará de una estructura y personal administrativo mínimo y funcional.

El Consejo Federal de Gobierno, formalmente quedó instalado el 14 de mayo de 2010, luego de la reunión, que en este sentido, se realizó con la presencia del ciudadano Presidente de la República, y de las máximas autoridades de los demás poderes públicos, así como de los Ministros y Ministras, Gobernadores y Gobernadoras y una representación de los Alcaldes y Alcaldesas del país, así como de las organizaciones de base del poder popular, en la que se ordenó el inicio de sus actividades, principalmente aquellas dirigidas al financiamiento de la inversión regional a través del Fondo de Compensación Interterritorial.

### 7.2.1.1 Fondo de Compensación Interterritorial (FCI)

El Fondo de Compensación Interterritorial (FCI) que surge en el marco de la Constitución Bolivariana de 1999, se presenta como un novedoso y avanzado sistema de financiamiento al desarrollo regional y territorial, llamado a funcionar bajo los principios de transparencia, simplicidad, productividad, control y rendición de cuentas, y al mismo tiempo, alejado de los tradicionales y anacrónicos mecanismos creados para financiar la descentralización, cuya tendencia conllevaba a la profundización de las desigualdades regionales, a la concentración de la población y la riqueza, en los focos de producción y desarrollo políticamente mejor favorecidos, en detrimento de aquellos espacios geográficos, que aunque con mucho potencial de recursos, sus indicadores registran históricos y precarios niveles de desarrollo.

Esta novísima estructura financiera administrada por la Secretaría del Consejo Federal de Gobierno, diseñada bajo estrictos y rigurosos criterios de igualdad y justicia social, se crea con la finalidad de garantizar el financiamiento de las inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo.

Para la administración del FCI, se contará con una instancia tecno-política dirigida por un Director Ejecutivo o Directora Ejecutiva designado o designada por la Secretaría del Consejo Federal de Gobierno. Dicha instancia se denominará Comité Técnico de Evaluación.

La Comisión Técnica de Evaluación estará conformada por un Director Ejecutivo o Directora

Ejecutiva, un Coordinador o una Coordinadora General y cinco gerentes para las siguientes áreas: Proyectos, políticas y planificación, control y seguimiento, finanzas, y gestión interna.

Asimismo, se contará en cada una de las distintas regiones del país (Occidental, Central; los Llanos, Centro Occidental, Oriental, y del Sur), con una Oficina Técnica Regional (OTR), dirigido por un Coordinador o Coordinadora Regional y designado por la Secretaría del Consejo Federal de Gobierno, asimismo existirá una gerencia técnica regional de proyectos, una gerencia de política y planificación, un cuerpo de inspectores, y una unidad básica de gestión administrativa.

De igual forma, se establecerá en cada estado del país una Unidad Receptora Estadal, dirigida por un Coordinador o Coordinadora Estadal, designado por la Secretaría del Consejo Federal de Gobierno. Tales Unidades estarán conformadas por un pequeño equipo multidisciplinario integrado por funcionarios y funcionarias de las oficinas estadales de los Ministerios del Poder Popular quienes actuarán en comisión de servicio. Las entidades político territoriales podrán poner a disposición de las Unidades Receptoras Estadales el personal técnico calificado que preste servicios a dedicación exclusiva.

Los ingresos que conformarán la estructura financiera del FCI, provendrán de las siguientes fuentes: Los aportes que le suministre el Poder Ejecutivo Nacional; los recursos que le asignen las entidades políticas territoriales; los demás ingresos que obtenga por su propia gestión o administración o que reciba de las donaciones de cualquier naturaleza que le sean efectuadas; los provenientes de las asignaciones establecidas por otras leyes, tales como, las correspondientes a la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos.

Sobre este particular, es importante resaltar que, para el año 2011, la estructura básica de ingresos del FCI, estará conformada por los recursos que provienen de la aplicación de la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos vigente, (Gaceta Oficial de la República Bolivariana de Venezuela N° 5.990, Extraordinario, de fecha 29/07/2010), y los otorgados por el Ejecutivo Nacional provenientes del quince por ciento de la recaudación estimada por Impuesto al Valor Agregado (IVA).

## 7.2.2 Política de Financiamiento del Consejo Federal de Gobierno.

La política de financiamiento del Consejo Federal de Gobierno a las entidades político territoriales y a las organizaciones de base del Poder Popular, en la búsqueda de promover el desarrollo equilibrado de las regiones, y apoyar especialmente la dotación de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo, se define tomando en consideración las disposiciones tanto de la Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos (LAEE), publicada en la Gaceta Oficial de la República Bolivariana de Venezuela N° 5.991, Extraordinario, de fecha 29 de julio de 2010, que derogó la anterior Ley de igual denominación, publicada en la Gaceta Oficial N° 5.824 Extraordinario, de fecha 13 de octubre de 2006; como las del Reglamento de la Ley del Consejo Federal de Gobierno, en cuanto a la determinación y distribución de los dos componentes de ingresos (Asignaciones económicas especiales derivadas de minas e hidrocarburos y el 15 por ciento del IVA), que conforman el Fondo de Compensación Interterritorial.

### 7.2.2.1 De las Asignaciones Económicas Derivadas de Minas e Hidrocarburos

Esta nueva LAEE, a diferencia de la anterior que tenía como finalidad establecer el régimen de asignaciones económicas especiales derivadas de minas e hidrocarburos, en beneficio de los estados, de los municipios, del Distrito Metropolitano de Caracas, del Distrito Alto Apure y de los Consejos Comunales, trasciende su ámbito de regulación para incluir a las organizaciones de base del poder popular, en sus distintas manifestaciones, como beneficiarias de dichas asignaciones económicas especiales, con la novedad de que estos recursos formarán parte de los ingresos del Fondo de Compensación Interterritorial.

De esta manera, para el cálculo de las asignaciones económicas especiales derivadas de minas e hidrocarburos, que formarán parte de la masa de ingresos ordinarios estimados por Ejecutivo Nacional en la Formulación del Proyecto de Ley de Presupuesto Nacional, de acuerdo con esta nueva legislación, se debe proceder de la siguiente forma:

- Del monto total de los ingresos fiscales recaudados durante el respectivo ejercicio presupuestario, por concepto de tributos y regalías contemplado en la Ley Orgánica de Hidrocarburos y en el Decreto con Rango y Fuerza de Ley de Minas, se deducirá el monto correspondiente por concepto de Situado Constitucional.

- Del monto resultante según el numeral anterior, se constituirá un apartado presupuestario equivalente a un porcentaje mínimo del veinticinco por ciento de dicho monto, correspondiente a asignaciones económicas especiales derivadas de minas e hidrocarburos. Este monto discriminará la cantidad proveniente por el Decreto con Rango y Fuerza de Ley de Minas y la cantidad proveniente por Ley Orgánica de Hidrocarburos.

Determinadas las asignaciones económicas especiales provenientes de la Ley Orgánica de Hidrocarburos, se deducirá una cantidad equivalente al cinco por ciento a partir del cual se constituirá un apartado presupuestario como asignación adicional para las entidades político territoriales en cuyo territorio se realicen procesos de refinación de hidrocarburos y procesos petroquímicos. Estos recursos se consolidarán en un único monto y se distribuirán de acuerdo con la proporción de volúmenes de crudo refinados en cada estado, en el Ejercicio Fiscal anterior.

Del monto resultante, luego de efectuada esta deducción, se destinará el 70 por ciento a los estados en cuyo territorio se encuentran situados yacimientos de hidrocarburos, y el 30 por ciento restante, entre aquellos estados en cuyo territorio no existen dichos yacimientos. Por su parte, la distribución de las asignaciones económicas especiales provenientes de la explotación de minas, se hará en forma proporcional entre los estados en cuyos territorios se encuentren situados yacimientos mineros, sobre la base de los niveles de producción que se generen en cada estado.

Adicionalmente, a los efectos de esta distribución, la Secretaría del Consejo Federal de Gobierno aplicará el Índice Relativo de Desarrollo (IRD), tomando como base las variables necesarias que permitan determinar los desequilibrios territoriales, entre otras las que tienen que ver con el Índice de Desarrollo Humano (IDH), el ingreso per-cápita, el índice de pobreza y el esfuerzo tributario relativo, y en todo caso, con base en los porcentajes y criterios establecidos por la Secretaría del Consejo Federal de Gobierno, atendiendo a mecanismos que garanticen la superación de las diferencias y desventajas entre las distintas entidades político territoriales y aseguren la compensación de éstas.

De las asignaciones económicas especiales derivadas de minas e hidrocarburos que tengan por origen créditos adicionales, aportados como remanentes no programados ni presupuestados en el Ejercicio Fiscal inmediatamente anterior, se distribuirán 30 por ciento para los estados, 20 por ciento para los municipios, y 50 por ciento para las organizaciones de base del Poder Popular.

#### 7.2.2.2 De los aportes provenientes del 15 por ciento del Impuesto al Valor Agregado (IVA)

En el Reglamento de la Ley del Consejo Federal de Gobierno, se establecen los apartados presupuestarios y financieros provenientes del quince por ciento del IVA, que se destinarán a promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo. A tal efecto se constituyen los siguientes apartados:

- Un apartado especial para el Impulso de los Distritos Motores de Desarrollo, destinado a la inversión en los proyectos que se estimen pertinentes en el ámbito de los referidos Distritos, cuya fuente principal serán los recursos asignados por el Ejecutivo Nacional, estadal y municipal.

- Un apartado especial para la inversión en los estados y municipios, destinado al financiamiento de proyectos de infraestructura, sociales, de servicios, productivos y científicos tecnológicos, presentados por las entidades político territoriales en las áreas de infraestructura, sociales, de servicio y productivos de acuerdo a los planes estadales y municipales de desarrollo, en concordancia con los planes de la Nación y los planes sectoriales; cuya fuente principal serán los recursos provenientes del sesenta y cinco por ciento de los ingresos correspondientes al quince por ciento del Impuesto al Valor Agregado recaudado anualmente, distribuidos de la siguiente manera: treinta y siete por ciento para los Estados y veintiocho por ciento para los Municipios.

- Un apartado especial para el fortalecimiento del poder popular destinado a la consolidación de la base económica comunitaria, mediante el financiamiento de proyectos productivos, y proyectos de infraestructura menor, así como, para la edificación de obras de infraestructura necesarias para el mejoramiento del hábitat comunitario, identificadas como prioritarias en el marco de un diagnóstico participativo, cuya fuente principal serán los recursos provenientes del treinta por ciento correspondiente del quince por ciento del IVA recaudado anualmente.

- Un apartado especial para el fortalecimiento institucional, de las entidades político territoriales mediante: a) la homologación de los planes de modernización tecnológica, y automatización, b) el desarrollo de programas de actualización catastral, Sistemas de Información Geográfica, planes de ordenación territorial y urbana y de las áreas de recaudación fiscal (patente de industria y comercio, Impuesto a inmuebles urbanos, patente de vehículos), c) el favorecimiento de la consolidación de los espacios de reunión y funcionamiento de los Consejos Comunales y las Comunas, d) entre otras iniciativas, asociadas, cuya fuente principal serán los recursos provenientes del cinco por ciento correspondiente al quince por ciento del IVA recaudado anualmente.

El Consejo Federal de Gobierno, por órgano de la Secretaría, decidirá sobre la aprobación de los proyectos presentados por las entidades político territoriales y las organizaciones de base del Poder Popular. Para ello, la Secretaría del Consejo Federal de Gobierno elaborará un baremo contentivo de los criterios técnicos y políticos necesarios para la correspondiente aprobación de proyectos, el cual será de estricto cumplimiento. Los criterios técnicos del baremo contendrán entre otros, el formato de formulación de proyectos y los requisitos para cada modalidad (productivos, infraestructurales, servicios, científicos, tecnológicos, sociales, y de fortalecimiento institucional), mientras que, los criterios políticos contendrán entre otros, los requerimientos de compatibilización de los proyectos con los lineamientos de política emanados de la planificación centralizada, así como el acatamiento de las directrices de los planes sectoriales, estadales, municipales y comunales.

La transferencia de recursos a las entidades político territoriales, los Distritos Motores de Desarrollo, las Comunas y a las organizaciones de base del Poder Popular, requeridas mediante solicitud expresa de éstas, se hará mediante la apertura de fideicomisos, previa aprobación del respectivo proyecto por parte de la Secretaría del Consejo Federal de Gobierno y de conformidad con el marco de prioridades establecidos en el Plan de Desarrollo Económico y Social de la Nación, en el Plan de Trabajo de los respectivos Distritos Motores de Desarrollo y de los Planes de Desarrollo Regional respectivos.

### 7.2.3 De los recursos asignados al Consejo Federal de Gobierno para el año fiscal 2011.

Para el año fiscal 2011, La política de financiamiento del Consejo Federal de Gobierno, está conformada por un presupuesto de ingresos de Diez Mil Seiscientos Noventa y Nueve Millones Ochocientos Once Mil Seiscientos Cuatro Bolívares (Bs. 10.699.811.604), compuesto por las siguientes fuentes: un aporte del Ejecutivo Nacional para cubrir sus gastos de funcionamiento, por la cantidad de Treinta y Cinco Millones Seiscientos Cuarenta y Seis Mil Seiscientos Ochenta y Ocho (Bs. 35.646.688), Una Transferencia de Un Mil Cuatrocientos Cincuenta y Nueve Millones Doscientos Diecinueve Mil Cuatrocientos Cincuenta Bolívares (Bs. 1.459.219.450), proveniente de la aplicación de la Ley de Asignaciones Económicas Especiales (LAEE), y la cantidad de Nueve Mil Doscientos Cuatro Millones Novecientos Cuarenta y Cinco Mil Cuatrocientos Sesenta y Seis Bolívares (Bs. 9.204.945.466) que provienen del quince por ciento de la recaudación estimada del Impuesto al Valor Agregado (IVA); estas dos últimas fuentes, destinadas al financiamiento de inversiones públicas para promover el desarrollo equilibrado de las regiones, la cooperación y complementación de las políticas e iniciativas de desarrollo de las distintas entidades públicas territoriales y la realización de obras y servicios esenciales en las regiones y comunidades de menor desarrollo relativo.

Con este monto, el Consejo Federal de Gobierno diseñó una estructura de gastos para este órgano, integrada por los siguientes conceptos: Bs. 25.048.729 que se destinarán a gastos de personal; Bs. 2.048.000 para materiales, suministros y mercancías; Bs. 5.479.959 para la contratación de servicios no personales; Bs. 3.070.000 para activos reales, y Bs. 10.664.164.916 para transferencias a las entidades político territoriales y las organizaciones del Poder Popular. Gráficamente, la mencionada estructura de ingresos queda representada de la manera siguiente:

**Gráfico N° 7-1**
**Estructura de Ingresos del Consejo Federal de Gobierno por fuentes de financiamiento**
Año 2011
(Bolívares)


Impuesto al Valor Agregado (I.V.A) Bs. 9.204.945,4
Fondo de Compensación Interterritorial
Bs. 10.664.164,9
Asignaciones Económicas Especiales; Bs. 1.459.219,4
IVA
LAEE
Transferencias del Ejecutivo Nacional; Bs. 35.646,7

La conformación de las transferencias a las entidades político-territoriales y las organizaciones del Poder Popular, por asignaciones económicas especiales derivadas de minas e hidrocarburos registra la siguiente distribución:

**CUADRO 7-1**
**APORTES POR ASIGNACIONES ECONÓMICAS ESPECIALES**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**

| CONCEPTO | MONTO |
|---|---|
| LAEE – Estadal | 539,9 |
| LAEE - Municipal | 408,6 |
| LAEE - Safonacc | 437,8 |
| LAEE – Fortalecimiento Institucional | 72,9 |
| **TOTAL** | **1.459,2** |

Las cifras anteriores se pueden apreciar de igual forma, mediante la siguiente representación grafica:

**Gráfico N° 7-2**
**Aportes por Asignaciones Económicas Especiales para el FCI**
Año 2011
(Porcentajes)


Municipios
28,0%
Estados
37,0%
30,0%
Fondo Nacional Consejos Comunales (Safonacc)
5,0%
Fortalecimiento Institucional

En tanto que, las transferencias a las entidades político-territoriales y las organizaciones del Poder Popular, generadas por el quince por ciento del IVA, quedan distribuidas de la siguiente manera:

**CUADRO 7-2**
**APORTES POR QUINCE POR CIENTO (15%) DEL IMPUESTO AL VALOR AGREGADO (IVA)**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**

| CONCEPTO | MONTO |
|---|---|
| Apartado especial para la inversión en los estados y municipios | **5.983,2** |
| - Estados | 3.405,8 |
| - Municipios | 2.577,4 |
| Apartado especial para el fortalecimiento del poder popular | **2.761,5** |
| Apartado especial para el fortalecimiento institucional, de las entidades político territoriales | **460,2** |
| **TOTAL** | **9.204,9** |

Gráficamente, la composición de esta fuente de financiamiento se puede observar como sigue:

**Gráfico N° 7-3**
**Aportes por Impuesto al Valor Agregado para el FCI**
Año 2011
(Porcentajes)


Para la Inversión en Estados y Municipios
37%
Estados
30,0%
28%
Municipios
Para el Fortalecimiento del Poder Popular
Safonacc
5,0%
65,0%
Para el Fortalecimiento Institucional Entidades Político Territoriales
Fortalecimiento
Institucional

La distribución de estos recursos, discriminados por estados y municipios, organizaciones de base del Poder Popular, Distritos Motores de Desarrollo y para el fortalecimiento institucional de las entidades político territoriales, corresponde hacerla al Consejo Federal de Gobierno a través de la Secretaría, luego de que la plenaria discuta, decida y apruebe, con base en los desequilibrios regionales, determinados entre otros, por el Índice Relativo de Desarrollo, los montos que anualmente se asignarán, a través del Fondo de Compensación Interterritorial. Cumplidas estas formalidades, la Secretaria, informará a las máximas autoridades de estas entidades político-territoriales, y a los representantes de las organizaciones de base del Poder Popular, los montos sobre los cuales formularán sus planes de inversión, que posteriormente presentarán a través de las unidades receptoras estadales, a la consideración y aprobación del Consejo Federal de Gobierno.

En este sentido, la Secretaría del Consejo Federal de Gobierno, ha convocado a los miembros de la plenaria, a una reunión a realizarse los días 12 y 13 de noviembre de 2010, en la que se expondrá a la consideración y aprobación de esta, el Índice Relativo de Desarrollo (IRD), el método de cálculo y los porcentajes de distribución de los recursos asignados al Fondo de Compensación Interterritorial, así como los montos resultantes de su aplicación, a los fines de incorporar la distribución de este financiamiento por entidad federal y municipal, en el Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011, el cual debe ser aprobado por la Asamblea Nacional antes del 15 de diciembre del presente año, e informar a las máximas autoridades estadales y municipales, la asignación definitiva de recursos con cargo al FCI.

Las entidades político territoriales y a las organizaciones de base del Poder Popular, destinarán las asignaciones económicas especiales derivadas de minas e hidrocarburos, exclusivamente a gastos de inversión en proyectos formulados conforme a los lineamientos y políticas de la Comisión Central de Planificación y aprobados por la Secretaría del Consejo Federal de Gobierno, en correspondencia con lo establecido en la presente LAEE, en la Ley Orgánica del Consejo Federal de Gobierno y su Reglamento, y en los actos dictados al efecto por dicho Consejo. De igual forma, los recursos que perciban, derivados de la recaudación del IVA, serán destinados al financiamiento de proyectos de infraestructura, sociales, de servicios, productivos y científicos tecnológicos, de acuerdo con los planes estadales y municipales de desarrollo, en concordancia con los planes de la Nación y los planes sectoriales.

En este sentido, las entidades político territoriales y las organizaciones de base del Poder Popular podrán celebrar convenios especiales entre ellos, con el objeto de aprovechar en obras o servicios de interés común, de manera conjunta, los recursos que le fueren asignados por concepto de asignaciones económicas especiales derivadas de minas e hidrocarburos.

## 7.3 Entidades Político – Territoriales de la República

El desarrollo económico y social de un país no puede verse separado de su concreción territorial, la abstracción que representan las magnitudes económicas no puede hacernos olvidar que la vida de las personas y la actividad productiva tienen un fuerte anclaje en el espacio que ocupan; cada modelo de desarrollo se plasma en una forma específica de ordenamiento territorial, en cuyo marco la actividad económica se nutre de recursos naturales y culturales de cada territorio y refleja formas y capacidades concretas para aprovecharlos y valorizarlos.

Es así, como el modelo territorial condiciona el modo de relación de las personas, su calidad de vida, la cohesión social y el impacto ambiental. Por su parte, la ordenación del territorio es un insumo estático sobre el cual se incorpora la visión dinámica definida por el desarrollo socio-económico a implementar y el proyecto deseado de país.

El devenir de la historia constitucional venezolana, inveteradamente vinculada a la evolución política del país, ha ido imprimiendo un sello muy particular a la fórmula federal, asignándole una clara raigambre sociológica que la identifica con la lucha por la igualdad entre las clases sociales, tan es así, que desde la misma gestación de la vida independiente de Venezuela, en su primer Congreso Constituyente de 1811, ha estado presente la fórmula federal como paradigma republicano.

Sin embargo, las exigencias de desarrollo de la Nación han impuesto el fortalecimiento armónico de los otros componentes organizacionales de base territorial diferentes a la República. En esta línea, la descentralización ha marcado la pauta. Hoy en día, a esta arquetípica fórmula federativa del Estado venezolano se le integra la de descentralizado según lo consagra artículo 4° de la Constitución de la República Bolivariana de Venezuela. Ello permite comprender que, uno de los objetivos más ambiciosos de la Constitución de 1999, sea la concepción finalista del proceso descentralizador como factor de profundización de la democracia, acercando el poder a la población.

Este régimen federal descentralizado, se fundamenta en los principios de integridad territorial, cooperación, solidaridad, concurrencia y corresponsabilidad; que son característicos distintivas de un modelo federal cooperativo, en el que las comunidades y autoridades de los distintos niveles político territoriales participan en la formación de las políticas públicas comunes a la Nación, integrándose en una esfera de gobierno compartida para el ejercicio de las competencias en que concurren.

En esta dirección, la organización política de la República, en el marco de la Constitución de 1999, concibe al territorio nacional dividido en el de los Estados, el del Distrito Capital, el de las dependencias federales y el de los territorios federales, a los que hoy se les agrega el Distrito del Alto Apure y el Área Metropolitana de Caracas. Las dependencias federales son las islas marítimas no integradas en el territorio de un Estado, así como las islas que se formen o aparezcan en el mar territorial o en el que cubra la plataforma continental. Su régimen y administración estarán señalados en la ley.

Estas entidades territoriales, como unidades de la organización política y administrativa de la República, han venido cumpliendo un papel relevante por su contribución al desarrollo integral del país, a través de una actuación coherente, inserta en los planes municipales, regionales y nacionales de desarrollo, bajo el propósito común de satisfacer las necesidades y expectativas de las ciudadanas y ciudadanos mediante acciones que garanticen justicia, equidad, objetividad y eficiencia.

Es con el objeto de profundizar el proceso descentralizador, por lo que se han promovido y sancionado en el ámbito jurídico, diversos instrumentos legales y sublegales, para el establecimiento de las bases de un nuevo sistema económico productivo, diversificado tanto funcionalmente como territorialmente, además de incluyente, humanista, socialista, participativo y endógeno.

Como factor clave de armonización y encuentro, para la formulación de políticas y financiamiento sostenido a las soluciones tendentes a superar los desequilibrios que todavía existen entre las diversas regiones del país, se crea, por mandato de la misma Constitución, al Consejo Federal de Gobierno.

En este orden de ideas, las entidades político territoriales, tienen un rol importante en el desarrollo del nuevo proceso del desarrollo territorial, a partir del uso y aprovechamiento de los recursos naturales con base a las capacidades, potencialidades y habilidades propias de la población que habita en cada territorio, conforme a sus ventajas comparativas y que permita la integración de cadenas productivas capaces de crear, fortalecer o consolidar economías locales y regionales, generar una distribución equilibrada y sostenible de las actividades productivas, las inversiones y la población en el territorio nacional.

## 7.3.1 Estados Federales

La República Bolivariana de Venezuela, presenta una división político territorial y administrativa conformada por 23 estados federales, entidades autónomas e iguales en lo político, con personalidad jurídica plena, y obligados a mantener la independencia, soberanía e integridad nacional, y a cumplir y hacer cumplir la constitución y las leyes de la República.

El gobierno y administración de cada estado, le corresponde a un Gobernador o Gobernadora. Los estados tienen las siguientes competencias exclusivas:

- Dictar su Constitución para organizar los poderes públicos, de conformidad con lo dispuesto en la Constitución
- La organización de sus Municipios y demás entidades locales y su división político territorial, conforme a la Constitución y a la ley

- La administración de sus bienes y la inversión y administración de sus recursos, incluso de los provenientes de transferencias, subvenciones o asignaciones especiales del Poder Nacional, así como de aquellos que se les asignen como participación en los tributos nacionales

- La organización, recaudación, control y administración de los ramos tributarios propios, según las disposiciones de las leyes nacionales y estadales

- El régimen y aprovechamiento de minerales no metálicos, no reservados al Poder Nacional, las salinas y ostrales y la administración de las tierras baldías en su jurisdicción, de conformidad con la ley

- La organización de la policía y la determinación de las ramas de este servicio atribuidas a la competencia municipal, conforme a la legislación nacional aplicable

- La creación, organización, recaudación, control y administración de los ramos de papel sellado, timbres y estampillas

- La creación, régimen y organización de los servicios públicos estadales

- La ejecución, conservación, administración y aprovechamiento de las vías terrestres estadales

- La conservación, administración y aprovechamiento de carreteras y autopistas nacionales, así como de puertos y aeropuertos de uso comercial, en coordinación con el Ejecutivo Nacional

- Todo lo que no corresponda, de conformidad con la Constitución, a la competencia nacional o municipal.

Sobre las materias objeto de competencias concurrentes de los estados, la Constitución prevé su regulación mediante leyes de base dictadas por el Poder Nacional, y leyes de desarrollo aprobadas por los estados. Esta legislación estará basada por los principios de la interdependencia, coordinación, cooperación, corresponsabilidad y subsidiariedad.

Igualmente, el texto fundamental sujeta la actividad administrativa que desarrollan los Órganos y Entes que conforman el Poder Público Estadal, a los principios de honestidad, participación, celeridad, eficacia, eficiencia, transparencia, rendición de cuentas, y responsabilidad en el ejercicio de la función pública.

A tal efecto, La Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencia del Poder Público, en ejercicio de las competencias concurrentes establecidas en la Constitución, dispone la transferencia progresiva a los Estados, de los servicios que actualmente presta el Poder Nacional, los cuales se relacionan a continuación:

- La planificación, coordinación y promoción de su propio desarrollo integral, de conformidad con las leyes nacionales de la materia

- La protección de la familia, y en especial del menor

- Mejorar las condiciones de vida de la población campesina

- La protección de las comunidades indígenas atendiendo a la preservación de su tradición cultural y la conservación de sus derechos sobre su territorio
- La educación, en los diversos niveles y modalidades del sistema educativo, de conformidad con las directrices y bases que establezca el Poder Nacional
- La cultura en sus diversas manifestaciones, la protección y conservación de las obras, objetos y monumentos de valor histórico o artístico
- El deporte, la educación física y la recreación
- Los servicios de empleo
- La formación de recursos humanos y, en especial, los programas de aprendizaje, capacitación y perfeccionamiento profesional, y de bienestar de los trabajadores
- La promoción de la agricultura, la industria y el comercio
- La conservación, defensa y mejoramiento del ambiente y los recursos naturales
- La ordenación del territorio del Estado, de conformidad con la ley nacional
- La ejecución de las obras públicas de interés estadal con sujeción a las normas o procedimientos técnicos para obras de ingeniería y urbanismo establecidas por el Poder Nacional y Municipal, y la apertura y conservación de las vías de comunicación estadales
- La vivienda popular, urbana y rural
- La protección a los consumidores, de conformidad con lo dispuesto en las leyes nacionales
- La salud pública y la nutrición, observando la dirección técnica, las normas administrativas y la coordinación de los servicios destinados a la defensa de las mismas que disponga el Poder Nacional
- La investigación científica
- La defensa civil.

La gestión de los gobiernos regionales para el Ejercicio Fiscal 2011, estará orientada a garantizar la interacción entre los entes gubernamentales y la comunidad, a los fines de fortalecer, profundizar, intensificar, y concretar acciones y la consecución de medios materiales y humanos que permitan la materialización de los planes y proyectos de inversión social y productiva en coordinación con los Consejos Estadales de Planificación y Coordinación de Políticas Públicas y consejos comunales, para lo cual se han propuesto las siguientes líneas de acción:

- Potenciar el desarrollo sustentable en sus espacios geográficos, mediante la creación de infraestructura física, sociocultural, económica, institucional, ambientales que permitan en coordinación con los otros niveles de gobierno, un crecimiento poblacional equilibrado en su territorio y por ende en el territorio nacional, a través de la diversificación y consolidación de las actividades económicas localizadas en sus áreas de influencia.

- Promover y promocionar las cadenas productivas de las empresas de orientación social, cooperativas y otras formas de asociación para potenciar las capacidades endógenas vinculadas con las actividades económicas del país.

- En atención con las directrices nacionales de desarrollo regional, impulsar la construcción de viviendas, equipamientos y suministros de servicios públicos, que permitan suplir la demanda de estos, a nivel regional.

- En coordinación con el Gobierno Nacional, establecer una administración adecuada y eficiente del espacio territorial urbano y rural, a través del ordenamiento del uso de tierras agrícolas, áreas protegidas, y áreas bajo régimen especial.

- Establecer efectivos sistemas de manejo de desechos sólidos, que le otorguen igual importancia, tanto a la recuperación y reutilización de los mismos, como a su tratamiento final, con mínimos impactos sobre el ambiente y la población.

- Contribuir con la independencia tecnológica que impulsa el Gobierno Nacional, a través del Proyecto Canaima; dirigido a los estudiantes del primer grado de formación educativa, basado en el uso de tecnologías de la información y comunicación.

- En coordinación con las políticas dictadas por Ejecutivo Nacional, apoyar el fortalecimiento de las misiones y demás programas y proyectos sociales, a los fines de establecer e institucionalizar las bases del nuevo Estado socialista.

- Apoyar, promover y fortalecer a los Consejos Comunales, como órganos de participación con facultades de fiscalización, control de la gestión pública y administración de recursos, a los efectos de garantizar la participación protagónica de la sociedad, tanto en la toma de decisiones, como en la planificación, ejecución y control de las políticas públicas en materia relacionadas con la salud, educación, protección del ambiente, entre otras.

- Crear mecanismos efectivos de carácter financiero que les permitan a los productores el acceso al crédito para la construcción de empresas y unidades de producción social, así mismo, coordinar con las instancias de gobierno competente, la adquisición de insumos a un bajo costo.

- Impulsar los proyectos orientados al desarrollo de la ciencia y la tecnología.

- Inducir los cambios legales, administrativos y técnicos necesarios para la implementación de la Técnica de Formulación Presupuestaria por Proyectos y Acciones Centralizadas, a los fines de lograr una mejor eficiencia en el manejo y control de los recursos asignados.

#### 7.3.1.1 Fuentes de Financiamiento

La norma constitucional en el artículo 167, determina como fuentes de ingresos de los Estados, los siguientes:

- Los procedentes de su patrimonio y de la administración de sus bienes

- Las tasas por el uso de sus bienes y servicios, multas y sanciones, y las que les sean atribuidas

- El producto de lo recaudado por concepto de venta de especies fiscales
- Los recursos que le correspondan por concepto de Situado Constitucional
- Los demás impuestos, tasas y contribuciones especiales que se les asigne por ley nacional, con el fin de promover el desarrollo de las haciendas públicas estadales
- Los recursos provenientes del Fondo de Compensación Interterritorial y de cualquier otra transferencia, subvención o asignación especial, así como aquellos que se les asigne como participación en los tributos nacionales, de conformidad con la respectiva ley.

Determinados los montos anuales de las fuentes de financiamiento, las autoridades ejecutivas de los estados, proceden de acuerdo con los lineamientos establecidos en Ley, así como de los emanados del Ejecutivo Nacional por órgano de la Oficina Nacional de Presupuesto, institución rectora del Sistema Presupuestario Público, a formular en función de su Plan Operativo Anual, elaborado en atención a las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013 –Primer Plan Socialista, el Proyecto de Ley de Presupuesto Anual de Ingresos y Gastos, el cual deberá ser presentado a su respectivos Consejos Legislativos para su sanción legal, en los términos y lapsos previstos en la legislación aplicable en la materia.

En el cuadro 7-3, se presenta en forma comparativa la distribución de los ingresos por fuentes de financiamiento de los Estados y los Distritos para el Ejercicio Fiscal 2011, con respecto al Ejercicio Fiscal 2010.

**CUADRO N° 7-3**
**INGRESOS AUTORIZADOS PARA ESTADOS Y DISTRITOS**
**COMPARATIVO AÑOS 2010 – 2011**
**(Millones de Bolívares)**

| Fuentes de financiamiento | Ley de presupuesto 2010 | Proyecto de Ley de presupuesto 2011 | Variación Anual Absoluta | Variación Anual Porcentual |
|---|---|---|---|---|
| Situado Constitucional | 19.851,6 | 26.191,8 | 6.340,2 | 31,9 |
| Ley de Asignaciones Económicas Especiales (LAEE) | 1.818,4 | | (1.818,4) | (100) |
| Fondo Intergubernamental para la Descentralización (FIDES) | 2.734,2 | | (2.734,2) | (100) |
| Fondo de Compensación Interterritorial (FCI) | | 3.945,7 | 3.945,7 | 100 |
| Aportes Especiales | 3.928,8 | 4.588,9 | 660,1 | 16,8 |
| **Total** | **28.333,0** | **34.726,4** | **6.393,4** | **22,6** |

De la lectura del cuadro anterior puede observarse que, los estados y distritos percibirán por transferencias oficiales para el año 2011, la cantidad de Bs. 34.726,4 millones, conformado por el Situado Constitucional, Fondo de Compensación Interterritorial y aportes especiales. De este monto la cantidad de Bs. 4.588,9 millones corresponde a los aportes especiales; conformados estos por la cantidad de Bs. 4.126,1 millones que provienen de las transferencias de competencias del sector salud y Bs. 6,4 millones autorizados a través del Ministerio del Poder Popular de Relaciones Interiores y Justicia, destinadas al Sistema Penitenciario del estado Mérida; Bs. 60,0 millones de Subsidio de Régimen Especial autorizados al Distrito del Alto Apure; Bs. 150,1 millones y Bs. 246,3 millones autorizados para el subsidio de capitalidad y el pago de pensiones y jubilaciones del Distrito Capital.

A continuación, en el gráfico N° 7-4, se representan las transferencias oficiales autorizadas por concepto de: Situado Constitucional, Fondo de Compensación Interterritorial y aportes especiales para los Estados y Distritos.

**Gráfico N° 7-4**
**Ingresos Autorizados para Estados y Distritos**
**por fuentes de financiamiento**
Año 2011
(Millones de Bolívares)


Millones de Bolívares
30.000,0
25.000,0
20.000,0
15.000,0
10.000,0
5.000,0
0,0
3.945,7
4.588,9
Situado
F.C.I.
Aportes Especiales
IVA + LAEE
13,2%
11,4%
75,4%
Situado Constitucional
Fondo de Compensación Interterritorial
Aportes Especiales

El comportamiento que revelan estas fuentes de ingresos (Situado, FCI y aportes especiales), en los estados, demuestra por una parte, el peso que sobre el financiamiento integral de las entidades político territoriales registra el Situado Constitucional, y por otra, que si bien es cierto que ellas disponen de potestades tributarias para generar otros ingresos en ningún caso podrán alcanzar los niveles que les garantiza esta importante fuente de recurso.

### 7.3.1.1.1 Situado Constitucional

El Situado Constitucional es una partida equivalente a un máximo del veinte por ciento del total de los ingresos ordinarios estimados por el Ejecutivo Nacional, en el Proyecto de Ley de Presupuesto anual, de este porcentaje, de acuerdo con la norma constitucional, corresponde ochenta por ciento a los estados y el Distrito Capital, y el veinte por ciento a los municipios. El monto que corresponde a las entidades federales incluido el Distrito Capital, se distribuye de la manera siguiente: treinta por ciento por partes iguales y el setenta por ciento restante en proporción a la población de cada una de dichas entidades territoriales.

Así mismo, reseña la disposición constitucional, que en cada Ejercicio Fiscal, los estados destinarán a la inversión un mínimo del 50 por ciento del monto que les corresponde por concepto de situado. Para tal efecto, la Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público, en su artículo 20, define los programas y proyectos que conforman los gastos de inversión, a los cuales deben orientarse dichos recursos, en los términos siguientes:

- Programas de desarrollo agropecuario y nivel estadal y regional, los cuales comprenderán especialmente la construcción de caminos de penetración rural, de obras de riego, otras obras de aprovechamiento de aguas y saneamiento de suelos.

- Programas de desarrollo educativo, cultural, científico y tecnológico, especialmente la construcción y dotación de centros educacionales, tomando en cuenta los niveles y modalidades del sistema educativo vigente, e igualmente, los programas sociales de atención a la familia y al niño en situación irregular.

- Programas de salud y asistencia social, especialmente los nutricionales, la construcción y dotación de edificios médico asistenciales, la construcción de acueductos rurales, la construcción y el financiamiento de viviendas de interés social.

- Programas de reordenación de las áreas urbanas y marginales.

- Programas de promoción, construcción y financiamiento de obras y servicios destinados al desarrollo de la industria, especialmente a la pequeña y mediana industria y del turismo, así como la asistencia técnica y capacitación profesional del personal necesario para tales fines.

- Programas de construcción y mantenimiento de vías de comunicación y servicios de transporte.

- Programas para la conservación, mantenimiento, reconstrucción y reposición de las edificaciones e instalaciones públicas.

- Programas de conservación del ambiente y de los recursos naturales.

En el cuadro siguiente se muestra la distribución por Entidad Federal, del situado así como el porcentaje de incremento con relación al Ejercicio Fiscal 2010:

CUADRO N° 7-4
ENTIDADES FEDERALES Y DISTRITO CAPITAL
COMPARATIVO SITUADO CONSTITUCIONAL AÑOS 2010-2011
(Millones de Bolívares)

| ESTADOS | LEY DE PRESUPUESTO 2010 | PROYECTO DE LEY DE PRESUPUESTO 2011 | VARIACIÓN ANUAL PORCENTUAL |
|---|---|---|---|
| Distrito Capital | 1.260,1 | 1.645,2 | 30,6 |
| Amazonas | 321,2 | 424,4 | 32,1 |
| Anzoátegui | 1.002,7 | 1.327,0 | 32,3 |
| Apure | 491,8 | 650,6 | 32,3 |
| Aragua | 1.086,3 | 1.430,6 | 31,7 |
| Barinas | 636,8 | 843,0 | 32,4 |
| Bolívar | 1.034,2 | 1.369,2 | 32,4 |
| Carabobo | 1.370,3 | 1.803,9 | 31,6 |
| Cojedes | 401,1 | 529,8 | 32,1 |
| Delta Amacuro | 326,6 | 431,7 | 32,2 |
| Falcón | 705,9 | 933,2 | 32,2 |
| Guárico | 625,3 | 826,2 | 32,1 |
| Lara | 1.158,4 | 1.528,9 | 32,0 |
| Mérida | 675,6 | 892,5 | 32,1 |
| Miranda | 1.693,8 | 2.232,5 | 31,8 |
| Monagas | 687,5 | 910,2 | 32,4 |
| Nueva Esparta | 471,3 | 623,0 | 32,2 |
| Portuguesa | 690,8 | 911,8 | 32,0 |
| Sucre | 708,9 | 934,8 | 31,9 |
| Táchira | 845,0 | 1.117,2 | 32,2 |
| Trujillo | 608,7 | 803,9 | 32,1 |
| Yaracuy | 551,9 | 728,9 | 32,1 |
| Zulia | 2.084,6 | 2.750,5 | 31,9 |
| Vargas | 412,8 | 542,8 | 31,5 |
| **TOTAL** | **19.851,6** | **26.191,8** | **31,9** |

Para el Ejercicio Fiscal 2011, en el Proyecto de Presupuesto Nacional se estableció para los estados la cantidad de Bs. 26.191,8 millones por concepto de Situado Constitucional. Esta asignación registra un incremento del 31,9 por ciento con relación al situado de 2010, lo que expresa el resultado del esfuerzo realizado por el Ejecutivo Nacional para fortalecer los ingresos fiscales de origen petrolero y no petrolero, y por otra, el apoyo irrestricto que el Gobierno Nacional ofrece a la gestión y participación de los gobiernos subnacionales, en lograr mayores y mejores niveles de desarrollo.

**Gráfico N° 7-5**
**Aportes por Situado Constitucional para Estados y el Distrito Capital**
Comparativo Años 2010 - 2011
(Millones de Bolívares)


31,9 %
26.191,8
19.851,6
Millones de Bolívares
30.000
25.000
20.000
15.000
10.000
2010
2011
Años

En este gráfico se puede observar al igual que en el cuadro 7-4, el crecimiento interanual y sustantivo del 31,9 por ciento que registra el Situado Constitucional autorizado tanto en la Ley de Presupuesto de 2010 como en el Proyecto de Ley de Presupuesto de 2011; ello denota que las entidades político territoriales del país contarán con mayores ingresos para el cumplimiento de sus obligaciones constitucionales y legales a favor de las comunidades que hacen vida en las jurisdicciones de cada una de ellas.

Un aspecto a resaltar de la contribución que realiza el Gobierno Nacional en beneficio de las entidades federales es el que proviene de los excedentes de ingresos ordinarios que se producen como resultado de la aplicación de acertadas políticas públicas en cuanto al manejo del mercado interno y externo, que se traduce, en una mejor y más sólida política petrolera, así como en el crecimiento de la renta interna derivada del desenvolvimiento de la actividad económica. Esto ha significado que por encima de las asignaciones autorizadas en las Leyes Anuales de Presupuesto, se han otorgado vía crédito adicional cantidades importantes de recursos con los cuales las entidades federales pueden cumplir a cabalidad los compromisos que le son inherentes a su gestión. En este sentido, tal como se refleja en el gráfico N° 7-6, la asignación presupuestaria por Situado Constitucional a los estados y al Distrito Capital durante el año 2010 por la cantidad de Bs. 19.851,6 millones se incrementó por la vía de los ingresos ordinarios excedentarios en un monto de Bs. 3.193,4 millones, recursos con los cuales las asignaciones autorizadas y percibidas por estos hasta el 31 de agosto del presente año se han ubicado en la cantidad de Bs. 23.045,0 millones. Aún esta cifra, la asignación para el año fiscal 2011 por este concepto refleja un incremento del 13,6 por ciento.

**Gráfico N° 7-6**
**Aportes por Situado Constitucional de Estados y del Distrito Capital**
Comparativo Años 2008 - 2011
(Millones de Bolívares)


2011
26.191,8
13,6%
2010
23.045,0
Años
2009
24.861,6
2008
24.947,0
10.000
15.000
20.000
25.000
30.000
Millones de Bolívares

### 7.3.1.1.2 Fondo de Compensación Interterritorial

Por este concepto, el Consejo Federal de Gobierno le ha asignado a los estados y el Distrito Capital la cantidad de Bs. 3.945,7 millones; la distribución de estos recursos discriminados por estados, corresponde hacerla al Consejo Federal de Gobierno, a través de la Secretaría.

Las entidades político territoriales destinarán estos recursos, exclusivamente a gastos de inversión en proyectos formulados conforme a los lineamientos y políticas de la Comisión Central de Planificación y aprobados por la Secretaría del Consejo Federal de Gobierno; en todo caso, serán destinados al financiamiento de proyectos de infraestructura, sociales, de servicios, productivos y científicos tecnológicos, de acuerdo con los planes estadales, en concordancia con los planes de la Nación y los planes sectoriales.

### 7.3.1.1.3 Aportes Especiales

Constituyen aportes especiales a las entidades federales y distritos, las transferencias de competencias del sector salud, las asignaciones a través del Ministerio del Poder Popular para Relaciones de Interior y Justicia, para el Sistema Penitenciario del estado Mérida; el Subsidio de Régimen Especial autorizado al Distrito Alto Apure, el Subsidio de Capitalidad y el pago de pensiones y jubilaciones asignados al Distrito Capital.

En este sentido, para el año 2011 se acordaron asignaciones especiales por la cantidad de Bs. 4.588,9 millones, conformados estos por la cantidad de Bs. 4.126,1 millones que provienen de las transferencias de competencias del sector salud y Bs. 6,4 millones autorizados a través del Ministerio del Poder Popular de Relaciones Interiores y Justicia para el Sistema Penitenciario del estado Mérida; Bs. 60,0 millones de Subsidio de Régimen Especial autorizados al Distrito del Alto Apure; Bs. 150,1 millones y Bs. 246,3 millones autorizados para el subsidio de capitalidad y el pago de pensiones y jubilaciones del Distrito Capital.

#### 7.3.1.1.4 Ingresos Propios

Los estados disponen adicionalmente de una variedad de fuentes de financiamiento distintas a las transferencias y aportes asignados por el Ejecutivo Nacional, las cuales provienen, entre otros, de la administración de su patrimonio, y las que resultan del ejercicio de la potestad tributaria que le confieren las leyes nacionales y estadales, tales como: los ingresos del dominio minero; venta de papel sellado, estampilla y timbres fiscales; venta de productos de loterías, bienes y servicios; alquileres; intereses por depósitos a la vista; venta de publicaciones oficiales y formularios; concesiones de bienes y servicios. El volumen y variedad de estas fuentes propias de financiamiento dependerá de la disponibilidad de una base tributaria eficiente y de la explotación al máximo de su potencial de recaudación.

La disposición de estas fuentes de financiamiento, les permite a los estados obtener a partir de su Hacienda Pública, una mayor autonomía en el área financiera frente al nivel de dependencia que históricamente mantienen del Ejecutivo Nacional.

#### 7.3.1.1.5 Orientación Sectorial del Gasto

Muchas son las clasificaciones que existen del presupuesto de gastos, dado que las mismas dependen de diversos criterios y de los propósitos que se pretendan alcanzar, siendo así la clasificación sectorial del gasto público se presenta desagregado en función de los sectores económicos y sociales del país, y persigue facilitar la coordinación entre los planes de desarrollo y el presupuesto gubernamental. No obstante, ofrece una idea básica de la orientación que el Ejecutivo Nacional desea imprimir en determinadas áreas homogéneas de la acción pública, a la vez que permite la toma de decisiones en todos los niveles de la política nacional.

La clasificación sectorial del gasto, tiene como objetivo principal suministrar información sobre la magnitud del gasto público, que realizan los estados, según los distintos sectores de la economía y al mismo tiempo evidenciar el nivel de los distintos programas que se desarrollan dentro de cada sector.

En este sentido, se han definido quince (15) sectores económicos y sociales, a través de los cuales se clasifica el gasto de las entidades federales, los cuales comprenden: Dirección Superior del Estado; Seguridad y Defensa; Agrícola; Energía, Minas y Petróleo; Industria y Comercio; Turismo y Recreación; Transporte y Comunicaciones; Educación; Cultura y Comunicación Social; Ciencia y Tecnología; Vivienda Desarrollo Urbano y Servicios Conexos; Salud; Desarrollo Social y Participación; Seguridad Social; y Gastos No Clasificados Sectorialmente. Cada uno de estos sectores responde a una orientación específica del gasto, y en tal sentido, se hará más fácil el logro de los objetivos y metas asociados a ellos, más aun, si la ejecución de sus recursos se ajusta a los principios de disciplina, calidad, optimización, productividad y eficiencia.

#### 7.3.1.1.6 Política de Gastos para el Ejercicio Fiscal 2011

El proceso presupuestario de las Entidades Federales para el Ejercicio Fiscal 2011, se regirá de acuerdo con lo dispuesto en los artículos 62, 63 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público, por las Leyes Estadales y demás leyes aplicables a la materia, ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 20 "Para la Formulación de los Presupuestos de las Gobernaciones de las

Gobernaciones de Estado"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve. Así mismo, será elaborada tomando en consideración el contexto de la política nacional de racionalización del gasto, aplicando los más estrictos criterios de austeridad para maximizar la eficiencia del gasto, de acuerdo con lo establecido en el Decreto 6.649 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25 de Marzo de 2009, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional y por otra parte, la política gubernamental establecidas en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013 Primer Plan Socialista. De igual manera, se deben tomar en consideración los siguientes lineamientos generales para la Formulación del Presupuesto de Ingresos y Gastos 2011:

- Incluir los créditos presupuestarios para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos como de los pensionados y jubilados, las prestaciones sociales de antigüedad, beneficio de alimentación, incidencias salariales y los demás compromisos laborales convenidos en los contratos colectivos, para evitar insuficiencias presupuestarias en el gasto de personal.

- Evitar la creación de cargos no indispensables, contratación de personal no necesarios, suplencias, revisar la política de becas, gastos de representación, asignaciones de horas extras, así como el otorgamiento de otras retribuciones y remuneraciones, ajustando en todo caso, la administración de personal de esa Gobernación a las disposiciones de la Ley del Estatuto de la Función Pública.

- Incorporar en el Proyecto de Ley de Presupuesto de esa Entidad Federal para el año 2011, los créditos presupuestarios necesarios y suficientes para mantener o en su defecto aperturar las cuentas de fideicomiso por prestaciones sociales, de conformidad con lo previsto en los artículos 108 y 666 de la "Ley Orgánica del Trabajo".

- Restringir al mínimo necesario, el gasto estimado de artículos de oficina, papelería, revistas y periódicos, combustibles y lubricantes, que se imputan por la partida 4.02 "Materiales, suministros y mercancías".

- Los planes, políticas, programas y proyectos de la Gobernación y sus entes deberán formularse a partir del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007-2013; en consecuencia, deberá vigilar y garantizar que el gasto de inversión se oriente a fortalecer el desarrollo humano, social, cultural y económico del Estado, tomando en consideración las necesidades prioritarias presentadas por las comunidades organizadas.

- Garantizar los créditos presupuestarios necesarios para dar continuidad y culminación a los proyectos y obras que están en ejecución. Asimismo, deberá dar prioridad a la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, así como en el marco de la concepción estratégica del desarrollo endógeno, y reducir las adquisiciones o remodelaciones de inmuebles, bienes y equipos audiovisuales, vehículos automotores y obras de arte, que se adquieren por la partida 4.04 "Activos reales".

- En la estimación y determinación de la partida 4.07 "Transferencias y donaciones", esa entidad deberá garantizar los recursos correspondientes para cubrir los gastos operativos de los entes adscritos, revisar la política de otorgamiento de subsidios y ayudas a personas. En todo caso, deberá privilegiar la calidad del gasto relacionado con los programas y proyectos sociales, misiones y convenios de cooperación.

- Desagregar en masculino y femenino, la información del personal contenida en los cuadros de recursos humanos, a los fines de incorporar en la formulación presupuestaria del año 2011, el enfoque sobre el reconocimiento de la equidad de género.

- Incorporar los créditos presupuestarios, suficientes y necesarios para la creación y puesta en marcha de las unidades administrativas que consagra la legislación dirigida a garantizar la Protección Social, como la Ley Orgánica Sobre el Derecho de las Mujeres a una Vida Libre de Violencia, Ley de Igualdad de Oportunidades para la Mujer, Ley Orgánica de Protección del Niño, Niña y del Adolescente, Ley Orgánica del Trabajo, entre otras.

- Incorporar los créditos presupuestarios, necesarios para cubrir el consumo de energía eléctrica, servicio de agua potable y saneamiento, en la Ley de Presupuesto del Estado para el año 2011.

- La Entidad Federal en coordinación con el Ejecutivo Nacional, deberán continuar impulsando las reformas de los instrumentos normativos que hagan posible la implementación de la Técnica de Presupuesto por Proyectos, para cuyo efecto contarán con la asesoría de esta Oficina Nacional.

- Formular el Proyecto de Presupuesto de dicha Entidad Federal para el 2011, con estricto apego a las indicaciones y formas contenidas en el Instructivo N° 20 "Para la Formulación del Presupuesto de las Gobernaciones de Estado", disponibles para su consulta y demás fines, en la página Web de esta Oficina, cuya dirección es: www.onapre.gob.ve.

## 7.3.2 Distrito Capital

En la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.156 del 13/04/2009, se publicó la Ley Especial Sobre la Organización y Régimen del Distrito Capital, en la cual se desarrollan y establecen las bases para su creación, organización, gobierno, administración, competencias y recursos. El precitado Distrito cuya Capital es la ciudad de Caracas, Capital de la República, y sede de los Órganos del Poder Público Nacional es una entidad político-territorial autónoma, con personalidad jurídica y patrimonio propio, constituida bajo un régimen especial distinto a los Estados, Dependencias y Territorios Federales, que conforman la división actual político - territorial de la República.

Habida consideración de la especial condición jurídica del Distrito Capital, el pueblo soberano de la República Bolivariana de Venezuela y en especial los habitantes del Municipio Bolivariano Libertador, basados en el principio de democracia participativa y protagónica establecido en la Constitución de la República Bolivariana de Venezuela, para la búsqueda de la mayor suma de felicidad posible, exigieron el nuevo ordenamiento jurídico, político, social y económico que conlleve a la consolidación del desarrollo armónico e integral de la ciudad de Caracas, mejorando su calidad de vida y brindando bienestar a su población. Para ello, las autoridades del Gobierno del Distrito Capital contarán con los recursos autorizados por ley, los cuales deberán administrar e invertir dentro del ámbito territorial del extinto Distrito Federal, que al mismo tiempo se corresponde, con el territorio del actual Municipio Bolivariano Libertador.

Con la creación del Distrito Capital, se reconoce además la necesidad de edificar nuevas estructuras de organización socio-política, capaces de soportar la actual dinámica social y económica. Por ello, destacan en el contenido de su Ley Especial de Creación, mecanismos facilitadores para la construcción de escenarios apropiados para la promoción, desarrollo e impulso de los consejos comunales, asambleas de ciudadanos y ciudadanas y otras estructuras del poder popular, como las Comunas, las cuales constituyen estructuras socio-económicas, propulsoras del gobierno comunal; que surge del seno de los diversos sectores populares y grupos humanos organizados, para orientar, promover, articular y coordinar todo lo concerniente al bienestar colectivo, en el marco de un modelo de desarrollo socialista, donde la soberanía popular se ejerza a plenitud, libre de trabas burocráticas y tecnicismos.

En este contexto, al Distrito Capital, le corresponde enrumbar la ejecución de sus políticas al logro de los siguientes objetivos:

- Profundizar el desarrollo endógeno socialista en un ámbito local, promoviendo la constitución de unidades de producción, distribución y consumo de bienes y servicios en los cuales se establezca progresivamente el control democrático de los trabajadores y de las comunidades.

- Crear dispositivos que faciliten la construcción del camino hacia una Caracas socialista, inclusiva, igualitaria, solidaria y productiva.

- Consolidar una nueva estructura del poder local en el marco del gobierno comunal del Distrito Capital, que sirva como herramienta dinamizadora de la sustentabilidad y sostenibilidad de la función pública y de pilar fundamental para la erradicación de la miseria y disminución de la pobreza.

- Construir redes sociales activas en las distintas comunidades, que presenten proyectos, planes y propuestas, que favorezcan la calidad de vida de los habitantes de Caracas.

- Ampliar la cobertura y eficiencia de los servicios básicos, con la construcción de sistemas de infraestructuras sostenibles.

- Atender con una visión geoestratégica, el planeamiento integral y la asignación de recursos, que contribuyan al logro de los planes que en materia de ordenamiento urbano se diseñen.

- Establecer en el territorio del Distrito Capital, las condiciones óptimas para implantar un sistema biodiverso, pluricultural, multiactivo y con un alto equilibrio ecológico.

- Formar un individuo con valores, conocimientos y principios, que sirvan de base para la conformación de una sociedad donde prive la convivencia y la armonía.

- Constituir una articulación intersectorial con los distintos actores de gobierno, instituciones y fuerzas vivas que tienen competencia y convivencia en el Distrito Capital.

En atención a la necesidad de establecer los principios, bases y lineamientos que rigen su organización y funcionamiento, así como la regulación de su gestión, la Ley de creación del Distrito Capital establece un Régimen Especial, en el que el sistema de Gobierno esta representada en su función ejecutiva por un Jefe o Jefa de Gobierno, en su función legislativa por la Asamblea Nacional; en su función de defensoría patrimonial por el

Procurador o Procuradora General de la República y la función contralora por la Contraloría General de la República.

El Jefe o Jefa de Gobierno como superior jerárquico ejerce la administración de los órganos y funcionarios de la Administración del Distrito Capital, además de la dirección, coordinación y control de los organismos de gobierno; su nombramiento y remoción corresponde la Presidente o Presidenta de la República.

Las competencias asignadas a esta entidad político-territorial, se encuentran definidas en el artículo 6 de su Ley de creación, entre las cuales se mencionan: la administración de sus bienes, inversión y administración de sus recursos, incluidos los provenientes de transferencias, subvenciones o asignaciones especiales; promoción y organización de las comunas y del gobierno comunal; definición conjuntamente con el Ejecutivo de las políticas, planes y creación de programas destinados a coadyuvar en la organización y puesta en práctica de los servicios públicos; rescate de los espacios públicos y promoción de la cultura y toda las demás manifestaciones que contribuyan al fortalecimiento de la identidad caraqueña; coordinación y desarrollo de políticas, planes, proyectos y acciones con los Órganos y Entes competentes, en materia de: seguridad pública, protección civil, atención y protección de la familia en situaciones de riesgo, violencia o vulnerabilidad social o jurídica, entre otras.

El ejercicio de estas atribuciones por parte de los Órganos del Poder Público Distrital, propiciarán los espacios y condiciones necesarias y suficientes para que el pueblo del Municipio Libertador, conjuntamente con sus autoridades, definan y desarrollen los planes, programas y proyectos que en materia de políticas públicas decidan realizar, los cuales se ejecutaran con base a los principios insoslayables de justicia social, corresponsabilidad, concurrencia, eficiencia, efectividad, honestidad, transparencia, responsabilidad, solidaridad y rendición de cuentas.

El presupuesto para el ejercicio económico-financiero 2011 del Distrito Capital, asciende a la cantidad de Bs. 2.289,1 millones, destinándose a los Proyectos Bs. 832,5 millones y a las acciones centralizadas Bs. 1.456,6 millones, las cuales incluyen las transferencias a los siguientes entes adscritos: Fundación Banda Marcial de Caracas, Fundación para el Desarrollo Endógeno Comunal Agroalimentario (Fundeca Yerba Caracas), Fundación Vivienda Distrito Metropolitano de Caracas (Funvi DMC), Fundación Caracas para los Niños, Servicio Autónomo Lotería de Caracas, Servicio de Administración Tributaria del Distrito Capital (Satdc), y Cuerpo de Bomberos del Gobierno del Distrito Capital.

### 7.3.2.1 Fuentes de Financiamiento

Para el cumplimiento de los objetivos y metas establecidos en su Plan Operativo Anual para el año 2011, en el marco de las líneas estratégicas del Plan de Desarrollo Económico y Social de la Nación 2007-2013, Primer Plan Socialista, el Distrito Capital dispone por su Ley Especial de creación de las siguientes fuentes de financiamiento:

- Los recursos que le correspondan por concepto de Subsidio de Capitalidad, de acuerdo a la Ley de Presupuesto y el correspondiente al Situado Constitucional, tal y como lo expresa la Constitución de la República

- El producto de las multas y sanciones pecuniarias impuestas por sus autoridades, así como las que se impongan a su favor por disposición de la Ley

- El producto de su patrimonio, de la administración de sus bienes y los servicios que preste

- Las tasas por el uso de sus bienes y servicios

- Los recursos provenientes de asignaciones económicas especiales y la Ley en materia de Asignaciones Económicas Especiales

- Los dividendos e intereses de cualquier naturaleza que correspondan al Distrito Capital por su inversión o aporte al capital de empresas de cualquier género, constituidas para la satisfacción de las necesidades públicas de competencia capital

- El producto de lo recaudado por concepto de venta de especies fiscales

- Los impuestos, tasas y contribuciones especiales que sean asignados por esta ley y por otras leyes nacionales

- Los bienes que se donaren o legaren a favor del Distrito Capital

- Los recursos administrados por el Fondo de Compensación Interterritorial que le correspondan según los criterios de distribución establecidos en la Ley

- Los recursos provenientes de cualquier otra transferencia o subvención, así como los que le sean asignados como participación en los tributos nacionales de conformidad con la Ley

- Los aportes especiales que le acuerden organismos gubernamentales nacionales o entes intergubernamentales

- El producto de cualquier otro recurso ordinario o extraordinario que legalmente le corresponda.

El Presupuesto del Distrito Capital se establecerá en la Ley de Presupuesto Nacional Anual, siguiendo las directrices del Plan de Desarrollo Económico y Social de la Nación, en concordancia con los intereses del Pueblo del Distrito Capital. A tal efecto, la legislación establece para el Distrito Capital y sus entes descentralizados, la aplicación del régimen presupuestario establecido para la Administración Pública Nacional; y en consecuencia, lo establecido en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario para los Órganos de la República, a los fines de la formulación, clasificadores, ejecución y modificaciones a su presupuesto.

Del monto total presupuestado para el año 2011, por la cantidad de Bs. 2.289.1 millones, corresponden al Situado Constitucional Bs. 1.645,2 millones, mientras que por Ingresos Propios se espera recibir Bs. 247,6 millones, además Bs. 396,4 millones, que provienen de la asignación por subsidio de capitalidad en la cantidad de Bs. 150,1 millones y Bs. 246,3 millones que fueron asignados para los pensionados y jubilados adscritos a ese órgano territorial, no se incluyen los recursos que percibirá con cargo al Fondo de Compensación Interritorial, los cuales le serán informados por la Secretaría del Consejo Federal de Gobierno una vez que la Plenaria de ese órgano constitucional, los apruebe.

Las transferencias y donaciones asignadas por el Distrito Capital a los entes del sector público asciende a la cantidad de Bs. 573,5 millones, distribuidos de la forma siguiente: la Fundación Banda Marcial de Caracas Bs. 5,5 millones; Fundación para el Desarrollo

Endógeno Comunal Agroalimentario (Fundeca Yerba Caracas) Bs. 65,0 millones; Fundación Vivienda Distrito Metropolitano de Caracas (Funvi DMC) Bs. 120,5 millones; Fundación Caracas para los Niños Bs. 1,0 millones; Instituto Nacional de la Mujer (INAMUJER) Bs. 1,5 millones; Cuerpo de Bomberos del Gobierno del Distrito Capital Bs. 170,0 millones, y a la Corporación de Servicios del Distrito Capital S.A. la cantidad de Bs. 210,0 millones.

### 7.3.2.2 Política de Gastos para el Ejercicio Fiscal 2011

En la búsqueda de una sociedad justa basada en la inclusión, y con el objetivo de profundizar el crecimiento armónico e integral de la ciudad de Caracas para lograr la mayor suma de humanización posible, el Gobierno del Distrito Capital, ha venido formulando y ejecutando políticas públicas orientadas a la reconstrucción y desarrollo integral de la ciudad capital.

En este sentido, ha orientado sus esfuerzos a garantizar que el crecimiento económico tenga como fin el incremento del índice de desarrollo humano en el área de influencia, mediante el desarrollo de políticas, planes, programas, y proyectos, que permitan seguir avanzando en la disminución de la pobreza y la desigualdad social, de manera de fortalecer el perfil competitivo de la Región Capital, para hacer de ella un polo de atracción de inversiones productivas.

En este contexto, viene ejecutando, en coordinación con los distintos órganos y entes de los poderes públicos nacionales, municipales y comunales, acciones y proyectos enmarcados en los siete ejes principales considerados estratégicos y orientados hacia áreas que son fundamentales y que permitirán mejorar la calidad de vida de los habitantes de la ciudad capital.

Dentro de las acciones en ejecución se destacan las dirigidas a avanzar en la conformación de las comunas como pilar fundamental para la erradicación de la miseria y disminución de la pobreza; al desarrollo de los programas de atención a los adultos de la tercera edad a través de las casas hogares del Distrito Capital; a lograr la inclusión social de las personas con discapacidad para que las mismas sean insertadas en el sector laboral, elevando así su calidad de vida; al fortalecimiento y consolidación de los programas de atención y rescate dirigidos a los jóvenes, en los barrios del Distrito Capital, con la finalidad de incorporarlos al proceso educativo-productivo; a los programas de prevención en materia de salud pública; a la consolidación del potencial turístico de la Ciudad Capital, a objeto de fortalecerla como actividad socio-productiva autosustentable.

Así mismo, viene avanzando en el fortalecimiento de la identidad caraqueña, a través de la promoción de la cultura, valores y tradiciones; al desarrollo del plan de reparaciones, mejoras y acondicionamiento de unidades educativas y sanitarias, a objeto de garantizar los derechos a estos servicios fundamentales, a la población del Distrito Capital; a la recuperación de la capacidad operativa de los Bomberos del Distrito Capital; en el fortalecimiento de la Corporación de Servicios del Distrito Capital, a los fines de lograr la recuperación de los espacios físicos y dotarla de equipos y herramientas necesarias para elevar la capacidad de respuesta de la misma; en el saneamiento del río Guaire lo que se traducirá en una renovación urbana; la construcción de viviendas multifamiliares; la rehabilitación de edificaciones; la recuperación de los espacios públicos para la construcción de viviendas de interés social; la culminación del terminal urbano Río Tuy ubicado debajo de las edificaciones del Centro Simón Bolívar; en la rehabilitación de distribuidores ubicados en las autopistas de la Capital lo que se traduce en un menor congestionamiento vehicular en esas zonas; entre otras obras de infraestructura que están en ejecución y que redundarán en el bienestar social de las comunidades beneficiadas.

En este contexto la estrategia del Gobierno del Distrito Capital, seguirá enmarcada en el diseño de una serie de políticas, planes y proyectos, acordes con esta nueva etapa de construcción de la nueva sociedad, el socialismo. Para lo cual tiene previsto la ejecución de los siguientes proyectos: Fortalecimiento de la capacidad operacional de la protección civil del Distrito Capital, mediante la sensibilización y la capacitación a las comunidades organizadas en materia de gestión integral de riesgo; ordenamiento urbanístico y construcción del hábitat socialista; atención integral para la inserción social con sentido para la vida; promoción, formación y acompañamiento a las Comunas Socialistas de Caracas; publicación y divulgación de información institucional de la gestión del Gobierno del Distrito Capital; consolidación del órgano de control fiscal interno del Gobierno del Distrito Capital, y aportes y transferencias para financiar los proyectos de los Entes Descentralizados.

La formulación del referido Proyecto de Presupuesto de ese Distrito, se realizó con fundamento en las limitaciones fiscales existentes, aplicando los más estrictos criterios de austeridad para maximizar la eficiencia en el gasto, de acuerdo con lo establecido en el Decreto 6.649 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25 de marzo de 2009, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional; no obstante, se recomienda la consideración de los siguiente lineamientos:

- Incluir los créditos presupuestarios para financiar la recurrencia del salario mínimo, tanto de los trabajadores activos como de los pensionados y jubilados, las prestaciones sociales de antigüedad, beneficio de alimentación, incidencias salariales y los demás compromisos laborales convenidos en los contratos colectivos, para evitar insuficiencias presupuestarias en el gasto de personal.

- Evitar la creación de cargos no indispensables, contratación de personal no necesarios, suplencias, revisar la política de becas, gastos de representación, asignaciones de horas extras, así como el otorgamiento de otras retribuciones y remuneraciones, ajustando en todo caso, la administración de personal de ese Distrito a las disposiciones de la Ley del Estatuto de la Función Pública.

- Incorporar en el Proyecto de Ley de Presupuesto del Distrito Capital para el año 2011, los créditos presupuestarios necesarios y suficientes para mantener o en su defecto aperturar las cuentas de fidecomiso por prestaciones sociales, de conformidad con lo previsto en los artículos 108 y 666 de la "Ley Orgánica del Trabajo".

- Restringir al mínimo necesario, el gasto estimado de artículos de oficina, papelería, revistas y periódicos, combustibles y lubricantes, que se imputan por la Partida 4.02 "Materiales, suministros y mercancías".

- Los planes, políticas, programas y proyectos de los órganos y entes del Distrito Capital deberán formularse a partir del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007-2013; en consecuencia, deberá vigilar y garantizar que el gasto de inversión se oriente a fortalecer el desarrollo humano, social, cultural y económico del Estado, tomando en consideración las necesidades prioritarias presentadas por las comunidades organizadas.

- Garantizar los créditos presupuestarios necesarios para dar continuidad y culminación a los proyectos y obras que están en ejecución. Asimismo, deberá dar prioridad a la inversión en proyectos que representen un efecto multiplicador importante en el nivel de empleo, así como en el marco de la concepción estratégica del desarrollo endógeno, y reducir las adquisiciones o remodelaciones de inmuebles, bienes y equipos audiovisuales, vehículos automotores y obras de arte, que se adquieren por la Partida 4.04 "Activos reales".

- En la estimación y determinación de la Partida 4.07: "Transferencias y donaciones", esa entidad deberá garantizar los recursos correspondientes para cubrir los gastos operativos de los entes adscritos, revisar la política de otorgamiento de subsidios y ayudas a personas. En todo caso, deberá privilegiar la calidad del gasto relacionado con los programas y proyectos sociales, misiones y convenios de cooperación.

- Desagregar en masculino y femenino, la información del personal contenida en los cuadros de recursos humanos, a los fines de incorporar en la formulación presupuestaria del año 2011, el enfoque sobre el reconocimiento de la equidad de género.

- Incorporar los créditos presupuestarios, suficientes y necesarios para la creación y puesta en marcha de las unidades administrativas que consagra la legislación dirigida a garantizar la Protección Social, como la Ley Orgánica Sobre el Derecho de las Mujeres a una Vida Libre de Violencia, Ley de Igualdad de Oportunidades para la Mujer, Ley Orgánica de Protección del Niño, Niña y del Adolescente, Ley Orgánica del Trabajo, entre otras.

## 7.3.3 Distrito del Alto Apure

En la Gaceta Oficial de la República Bolivariana N° 37.326 de fecha 16 de noviembre de 2001, la Ley Especial que Crea el Distrito del Alto Apure para establecer un régimen especial para los Municipios José Antonio Páez y Rómulo Gallegos del Estado Apure, conforme a lo establecido en el numeral 3 de la Disposición Transitoria Tercera de la Constitución de la República Bolivariana de Venezuela, con la finalidad de que sus habitantes y gobernantes asuman la autonomía de gestión de sus respectivos intereses, en el marco protagónico de la participación ciudadana y comunitaria; y regular el ordenamiento de su régimen de gobierno, organización, funcionamiento, administración, competencias y recursos.

El Distrito del Alto Apure integra territorialmente a los Municipios José Antonio Páez y Rómulo Gallegos del Estado Apure, con los límites que tienen establecidos en la Ley de División Territorial del Estado Apure. Tanto el Distrito del Alto Apure como los municipios que lo integran tienen personalidad jurídica y autonomía de gestión y gozan de un régimen de gobierno distrital y municipal de carácter democrático y participativo, de acuerdo al sistema de distribución de competencias y de orden fiscal, financiero y de control.

El Distrito del Alto Apure tendrá las siguientes competencias:

- Participar en la elaboración de los planes de ordenación del territorio y en los planes de carácter ambiental que incidan en el territorio del Distrito, tanto de orden general como los relativos a las áreas bajo régimen de administración especial, y velar por la ejecución de los mismos, en coordinación con las autoridades nacionales y estadales, conforme a lo dispuesto en la Ley Orgánica para la Ordenación del Territorio

- Promover, asistir y coordinar el ejercicio de las competencias municipales establecidas en el artículo 178 de la Constitución de la República Bolivariana de Venezuela, por parte de las autoridades de los municipios que integran el Distrito del Alto Apure, en especial la ordenación urbanística, la arquitectura civil, el patrimonio histórico, el ornato público, las viviendas de interés social, el turismo local, la protección del ambiente y la cooperación con el saneamiento ambiental, el aseo urbano y domiciliario, el tratamiento de residuos, la protección y defensa civil, la seguridad ciudadana, la salubridad y la atención primaria en salud, la protección social, la educación preescolar, la cultura y los deportes, y los servicios públicos municipales

- Promover la constitución de mancomunidades entre los municipios para la gestión, en común, de las materias de su competencia
- Desarrollar la vialidad en su jurisdicción
- Promover la prestación de los servicios de transporte público intermunicipal
- Prestar los servicios de policía distrital, y coordinar el ejercicio de las competencias en materia de policía con las autoridades de los municipios del Distrito del Alto Apure
- Desarrollar programas de asistencia técnica que permitan a los municipios integrados al Distrito del Alto Apure el cumplimiento eficiente de sus competencias
- Promover la transferencia de competencias y servicios municipales a las comunidades y grupos vecinales organizados, conforme a lo establecido en el artículo 184 de la Constitución de la República Bolivariana de Venezuela.

El Distrito del Alto Apure se organiza en un sistema de gobierno a dos niveles, el distrital y el municipal, conforme al sistema de distribución de competencias que se establece en los artículos 5 y 6 de su Ley de creación, de la siguiente manera:

- El gobierno distrital del Alto Apure estará a cargo de un Alcalde Distrital, como órgano ejecutivo, y de un Cabildo Distrital, como órgano legislativo, con jurisdicción en todo el territorio del Distrito del Alto Apure.
- El gobierno de los municipios integrantes del Distrito del Alto Apure estará a cargo de los alcaldes y concejos municipales, conforme a lo establecido en la Constitución de la República Bolivariana de Venezuela, en la Ley Orgánica de Régimen Municipal y en la presente Ley, con jurisdicción en sus respectivos territorios.

El Distrito del Alto Apure dispone de los siguientes ingresos:

- El producto de la administración de sus bienes
- Las tasas administrativas que se generen por el otorgamiento de licencias o autorizaciones, y las derivadas del uso o aprovechamiento de sus bienes y de la prestación de servicios
- El producto del impuesto territorial predial o rural que se establezca nacionalmente, conforme a lo dispuesto en el numeral 14 del artículo 156 y en el numeral 2 del artículo 179 de la Constitución de la República Bolivariana de Venezuela
- El producto de las multas que establezca la Alcaldía Distrital conforme a las ordenanzas
- El cincuenta por ciento del total que se le asigne al Estado Apure por concepto de la aplicación de la Ley de Asignaciones Económicas Especiales. El Ministerio de Finanzas deducirá dicho porcentaje de la asignación que corresponda al Estado Apure y lo transferirá directamente al Distrito del Alto Apure, en la misma forma y oportunidad en

que se realizan las transferencias a los Estados por concepto de asignaciones económicas especiales

- Un subsidio de régimen especial no menor al monto equivalente a la tercera parte del Situado Constitucional que se le asigna anualmente al Estado Apure, recursos que deben incluirse en el Proyecto de la Ley de Presupuesto Nacional

- El Ministerio de Finanzas deducirá este porcentaje del monto del Presupuesto Nacional y lo transferirá directamente al Distrito del Alto Apure, en la misma forma y oportunidad en que se realizan las transferencias a los estados por concepto de Situado Constitucional

- Las transferencias que reciba de los municipios que integran el Distrito del Alto Apure como consecuencia de la constitución de mancomunidades entre ellos o de la función de coordinación de actividades que realice el Distrito

- Las transferencias que le asigne el Estado Apure en cada Ejercicio Fiscal

- Los provenientes de donaciones, legados y las transferencias que reciba del Fondo Intergubernamental para la Descentralización, de acuerdo a la ley; y las demás transferencias, subsidios y subvenciones que reciba del Poder Nacional, y los demás ingresos que establezcan las leyes.

Para el Ejercicio Económico Financiero 2011, al Distrito del Alto Apure se le asignó por Subsidio de Régimen Especial, la cantidad de Bs. 60 millones, los cuales se destinarán a la inversión social y económica de ese Distrito. No se incluyen los recursos que percibirá con cargo al Fondo de Compensación Interritorial, los cuales le serán informados por la Secretaría del Consejo Federal de Gobierno, una vez que la Plenaria de ese órgano constitucional, los apruebe.

## 7.3.4 Municipios

Los Municipios constituyen la unidad política primaria de la organización nacional, gozan de personalidad jurídica y autonomía dentro de los límites de la Constitución y de la Ley. La autonomía es la facultad que tiene el Municipio para elegir sus autoridades, gestionar las materias de su competencia, crear, recaudar e invertir sus ingresos, crear parroquias y otras entidades locales, crear instancias, mecanismos y sujetos de descentralización, conforme a la Constitución y la Ley, asociarse en mancomunidades y demás formas asociativas intergubernamentales para fines de interés público determinados, legislar en materia de su competencia, y sobre la organización y funcionamiento de los distintos órganos del Municipio, controlar, vigilar y fiscalizar los ingresos, gastos y bienes municipales, así como las operaciones relativas a los mismos, impulsar y promover la participación ciudadana, en el ejercicio de sus actuaciones, las demás actuaciones relativas a los asuntos propios de la vida local conforme a su naturaleza.

Este nivel de gobierno local, se encuentra conformado por trescientos treinta y cinco (335) municipios, los cuales como unidades políticas primarias de la organización nacional juegan un papel decisivo para alcanzar el desarrollo nacional.

De esta manera, el desarrollo de las entidades municipales sustentado en el nuevo ordenamiento constitucional, centra su atención en el efectivo y real ejercicio de la soberanía popular, que descansa intransferible en el pueblo, en la participación de las comunidades para la formación, ejecución y control de la gestión pública y en la orientación de los poderes y administración pública hacia los intereses y necesidades de los ciudadanos y ciudadanas.

A este efecto, se publico en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.204 de fecha 8 de junio de 2005, la Ley Orgánica del Poder Público Municipal, que tiene por objeto desarrollar los principios constitucionales, relativos al Poder Público Municipal, su autonomía, organización y funcionamiento, gobierno, administración y control, para el efectivo ejercicio de la participación protagónica del pueblo en los asuntos propios de la vida local, conforme a los valores de la democracia participativa, la corresponsabilidad social, la planificación, la descentralización y la transferencia a las comunidades y grupos vecinales organizados.

El Poder Público Municipal se ejerce a través de cuatro funciones: la función ejecutiva, desarrollada por el Alcalde o Alcaldesa a quien corresponde el gobierno y la administración; la función deliberante que corresponde al Concejo Municipal, integrados por concejales y concejalas. La función de control fiscal corresponderá a la Contraloría Municipal, en los términos establecidos en la Ley y su ordenanza; y la función de planificación, que será ejercida en corresponsabilidad con el Consejo Local de Planificación Pública.

Son de competencia del municipio el gobierno y administración de sus intereses y la gestión de las materias que le asigne la Constitución y las leyes nacionales, en cuanto concierne a la vida local, en especial la ordenación y promoción del desarrollo económico y social, la dotación y prestación de los públicos domiciliarios, la aplicación de la política referente a la materia inquilinaria, la promoción de la participación ciudadana, y en general, el mejoramiento de las condiciones de vida de la comunidad, en las áreas siguientes:

- La ordenación territorial y urbanística; el servicio de catastro; el patrimonio histórico; la vivienda de interés social; el turismo local; los parques y jardines, las plazas, los balnearios y otros sitios de recreación; la arquitectura civil, la nomenclatura y el ornato público

- La vialidad urbana; la circulación y ordenación del tránsito de vehículos y personas en las vías municipales; los servicios de transporte público urbano

- Los espectáculos públicos y la publicidad comercial, en cuanto concierne a los intereses y fines específicos municipales

- La protección del ambiente y la cooperación en el saneamiento ambiental; el aseo urbano y domiciliario, comprendidos los servicios de limpieza, de recolección y tratamiento de residuos y protección civil

- La salubridad y atención primaria en salud, los servicios de protección a la primera y segunda infancia, a la adolescencia y a la tercera edad; la educación preescolar, los servicios de integración familiar de la persona con discapacidad al desarrollo comunitario, las actividades e instalaciones culturales y deportivas; los servicios de prevención y protección, la vigilancia y control de los bienes y las actividades relativas a las materias de la competencia municipal

- Los servicios de agua potable, electricidad y gas doméstico, alcantarillado, canalización y disposición de aguas servidas; cementerios y servicios funerarios

- La justicia de paz, la prevención y protección vecinal y servicios de policía municipal, conforme a la legislación nacional aplicable

- Las demás que le atribuyan la Constitución y la ley.

Las competencias de los municipios son propias, concurrentes y además, descentralizadas y delegadas. Las primeras tienen que ver con el gobierno y administración de los intereses propios de la vida local, la ordenación y promoción del desarrollo económico y social, la dotación y prestación de los servicios públicos domiciliarios, la aplicación de la política referente a la materia inquilinaria, la promoción de la participación ciudadana y en general, el mejoramiento de las condiciones de vida de la comunidad; la segunda clase de competencias de carácter concurrentes, son aquellas que el Municipio comparte con el Poder Nacional o Estadal, estarán reguladas por los principios de la interdependencia, coordinación, cooperación, corresponsabilidad y subsidiaridad, previsto en el artículo 165 de la Constitución de la República Bolivariana de Venezuela.

Cada municipio, según sus particularidades, tendrá un plan que contemple la ordenación y promoción de su desarrollo económico y social que incentive el mejoramiento de las condiciones de vida de la comunidad municipal, y según sus peculiaridades, tendrá un plan local de desarrollo urbano mediante el cual se regulará el uso y aprovechamiento del suelo según las directrices contenidas en el plan nacional de ordenación urbanística, y en concordancia con el Plan de Desarrollo Económico y Social de la Nación 2007-2013, Primer Plan Socialista. Este plan contendrá la ordenación del territorio municipal, hará una clasificación de los suelos y sus usos, y regulara los diferentes usos y niveles de intensidad de los mismos, definirá los espacios libres y de equipamiento comunitario, adoptará las medidas de protección del medio ambiente, de conservación de la naturaleza y del patrimonio histórico, así como la defensa del paisaje y de los elementos naturales. Contendrá además, si fuere necesario, la determinación de las operaciones destinadas a la renovación o reforma interior de las ciudades.

La ejecución y desarrollo de los objetivos y metas previstos en el Plan Municipal de Desarrollo, demanda la disposición de recursos financieros, los cuales se debe prever y especificar en el presupuesto anual de ingresos y gastos, aprobado como ordenanza por el Consejo Municipal, dentro de los términos y lapsos establecidos en la Loppm. Dicho presupuesto es un instrumento estratégico de planificación, administración y de gobierno local, que exige captar y asignar recursos conducentes al cumplimientos de las metas de desarrollo económico, social e institucional del Municipio, y será ejecutado con bases a los principios de eficiencia, solvencia, transparencia, responsabilidad y equilibrio fiscal.

De igual modo, una condición legal, necesaria de destacar, es la que impone la Loppm en su artículo 230, de los ingresos previstos en el presupuesto municipal se destinará como mínimo, el 50 por ciento para ser aplicado a gastos de inversión o de formación de capital, entendiendo como gasto de inversión aquellos a los que le atribuye tal carácter la Oficina Nacional de Presupuesto (Onapre), dando preferencia en todo caso a las áreas de salud, educación, saneamiento ambiental y a los proyectos de inversión productiva que promuevan el desarrollo sustentable del Municipio. El presupuesto de inversión está dirigido al desarrollo humano, social, cultural y económico del Municipio, y se debe elaborar de acuerdo con las necesidades prioritarias presentadas por las comunidades organizadas, en concordancia con lo estimado por el alcalde o alcaldesa en el presupuesto destinado al referido sector y con los proyectos generales sobre urbanismo, infraestructura, servicios y vialidad. A tal efecto, la Oficina Nacional de Presupuesto publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.484 de fecha 21 de julio de 2006, la Providencia Administrativa N° 100, mediante la cual determina que debe considerarse como Gastos de Inversión o de Formación de Capital.

### 7.3.4.1 Fuentes de Financiamiento

Constituyen ingresos de los municipios, de conformidad con las disposiciones constitucionales y legales los siguientes:

- Los procedentes de su patrimonio, incluido el producto de sus ejidos y bienes
- Las tasas por el uso de sus bienes o servicios; las tasas administrativas por licencias o autorizaciones; los impuestos sobre actividades económicas de industria, comercio, servicios o de índole similar, con las limitaciones establecidas en la Constitución, los impuestos sobre inmuebles urbanos, vehículos, espectáculos públicos, juegos y apuestas lícitas, propaganda y publicidad comercial; y la contribución especial por mejoras sobre plusvalías de las propiedades generadas por cambios de uso o de intensidad de aprovechamiento con que se vean favorecidas por los planes de ordenación urbanística
- El impuesto territorial rural o sobre predios rurales, la participación en la contribución por mejoras y otros ramos tributarios nacionales o estadales, conforme a las leyes de creación de dichos tributos
- Los derivados del Situado Constitucional y otras transferencias o subvenciones nacionales o estadales
- El producto de las multas y sanciones en el ámbito de sus competencias y las demás que les sean atribuidas
- Los dividendos o intereses por suscripción de capital
- Los provenientes del Fondo de Compensación Interterritorial
- El producto del precio de ventas de los ejidos y demás bienes muebles e inmuebles municipales
- Los bienes que se donaren o legaren a su favor
- Las contribuciones especiales
- Los aportes especiales que le acuerden organismos nacionales o estadales
- El producto de los empréstitos y demás operaciones de crédito público contratados, de conformidad con la ley.

Para el ejercicio económico financiero 2011, las entidades municipales, contarán con recursos por transferencia de asignaciones legales, por la cantidad de Bs. 9.533.9 millones, de los cuales Bs. 6.547,9 millones provienen del situado municipal, y Bs. 2.986,0 millones del Fondo de Compensación Interterritorial; más los ingresos propios que generen, en aplicación de las atribuciones que en materia de ingresos fiscales les autorice la ley.

#### 7.3.4.1.1 Situado Constitucional Municipal

El Situado Constitucional es el ingreso que le corresponde a los municipios en cada Ejercicio Fiscal, de conformidad con lo dispuesto en el numeral 4 del artículo 167 de la Constitución de la República Bolivariana de Venezuela, el cual comprende:

- Una cantidad no menor al veinte por ciento de la correspondiente al respectivo estado en el presupuesto de los ingresos ordinarios del Fisco Nacional

- Una participación no menor del veinte por ciento de los demás ingresos del mismo estado.

La distribución del situado entre los municipios de cada estado se hará conforme a los siguientes parámetros: cuarenta y cinco por ciento en partes iguales, cincuenta por ciento en proporción a la población de los municipios y cinco por ciento en proporción a su extensión territorial.

Para el ejercicio 2011, las entidades locales contarán con recursos provenientes de esta fuente de financiamiento, por el orden de Bs. 6.547,9 millones.

### 7.3.4.1.2 Fondo de Compensación Interterritorial

Con el fin de promover un desarrollo equilibrado, eficiente, racional y justo de las localidades, le corresponde a los Municipios orientar los recursos provenientes de este Fondo al financiamiento de proyectos de infraestructura, sociales, de servicios, productivos y científicos tecnológicos, presentados por estas entidades en las áreas de infraestructura, sociales, de servicios y productivos de acuerdo a los planes de desarrollo municipales y estadales, en concordancia con los planes de la nación.

En atención a lo establecido el en artículo 36 numeral 2, del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, el apartado especial de este Fondo para los Municipios para el año 2011, alcanza la cantidad de Bs. 2.986,0 millones, de los cuales Bs. 408,6 millones corresponden al aporte por asignaciones económicas especiales, y Bs. 2.577,4 millones, monto resultante al aplicar el 28 por ciento, del 65 por ciento de los recursos provenientes de la estimación del Impuesto al Valor Agregado (IVA).

La asignación anual de recursos con cargo a dicho Fondo, deberá ser aprobada en Plenaria, respondiendo a los requerimientos de las entidades municipales, con base a los proyectos estructurantes contemplados en el Plan de Desarrollo Económico y Social de la Nación y en el Plan Regional de Desarrollo. La transferencia de recursos se hará mediante la apertura de fideicomisos, previa aprobación del respectivo proyecto por parte de la Secretaría del Consejo Federal de Gobierno.

### 7.3.4.1.3 Ingresos Propios

- Los ingresos propios de un importante número de municipios, históricamente han sido insuficientes, debido principalmente, a la inexistencia de bienes patrimoniales y ejidos propios, que en un momento dado les puedan generar ingresos por su uso o explotación, poca actividad comercial e industrial, y en menor grado, la resistencia de los habitantes al pago de los servicios y demás impuestos; todo esto hace que los ingresos que reciben a través de la Ley de Presupuesto Nacional, es decir situado, se conviertan en su principal fuente y cuyo peso relativo en los ingresos totales, en muchos casos alcanza más del 90 por ciento; situación ésta que contribuye a que algunos municipios descuiden o abandonen sus políticas de administración tributaria, desmejorando la recaudación de sus ingresos propios.

- En contraposición, existen municipios que por tener en su jurisdicción desarrollos industriales, alta actividad comercial y de servicio, propiedades inmobiliarias, etc. se ven obligados a diseñar sistemas de administración tributaria eficientes que se traducen en una alta recaudación por impuestos, tasas y contribuciones especiales, constituyéndose los ingresos propios en su principal fuente de financiamiento.

- En este sentido, los ingresos propios de los municipios se derivan principalmente de los impuestos sobre las actividades económicas de industria, comercio, servicios o de índole similar, los impuestos sobre inmuebles urbanos, vehículos, espectáculos públicos, juegos y apuestas licitas, tasas, propaganda y publicidad comercial, así como la venta de bienes y servicios, ingresos de la propiedad, entre otros.

### 7.3.4.2 Política de Gasto para el Ejercicio Fiscal 2011

El proceso presupuestario de los municipios deberá regirse por lo dispuesto en los artículos 62 y 64 de la Ley Orgánica de la Administración Financiera del Sector Público (Loafsp), por las disposiciones de la Ley Orgánica del Poder Público Municipal (Loppm), por las Ordenanzas Municipales y demás leyes aplicables a la materia; ajustando su desarrollo a las disposiciones técnicas previstas en el Instructivo N° 21 "Para la Formulación de los Presupuestos de los Municipios"; así como las contenidas en el Clasificador Presupuestario de Recursos y Egresos, estos dos últimos instrumentos emanados de esta Oficina Nacional, y disponibles en la página web: www.onapre.gob.ve. Así mismo, será elaborada tomando en consideración el contexto de la política nacional de racionalización del gasto, aplicando los más estrictos criterios de austeridad para maximizar la eficiencia del gasto, de acuerdo con lo establecido en el Decreto 6.649 publicado en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.146 del 25 de marzo de 2009, mediante el cual se dictó el Instructivo Presidencial para la Eliminación del Gasto Suntuario o Superfluo en el Sector Público Nacional y por otra parte, la política gubernamental establecidas en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación 2007-2013 Primer Plan Socialista. De igual manera, deberá tomarse en consideración los lineamientos dictados en materia presupuestaria por la Oficina Nacional de Presupuesto.

## 7.3.5 Área Metropolitana de Caracas

En fecha 1° de Octubre de 2009, se publicó en la Gaceta Oficial de la República Bolivariana de Venezuela N° 39.276, la Ley Especial del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas, donde expresamente se norma su funcionamiento, gobierno, administración, competencias y recursos. El Área Metropolitana de Caracas como unidad político-territorial, posee personalidad jurídica y autonomía dentro de los límites de la Constitución de la República y la Ley. Su ámbito geográfico comprende el Municipio Bolivariano Libertador del Distrito Capital y los Municipios Baruta, Chacao, El Hatillo y Sucre del Estado Bolivariano de Miranda.

Una vez creado el Distrito Capital y asignadas a éste las competencias, bienes y recursos que transitoriamente administraba el Distrito Metropolitano se hizo necesario, redefinir y normar al Distrito Metropolitano, ajustándolo a lo contemplado en el artículo 18 de la Constitución de la República Bolivariana de Venezuela, como una instancia municipal a dos niveles, surgiendo así la denominación de Área Metropolitana en virtud de sus características especiales, mediante el cual se establece que el régimen del gobierno metropolitano, es una instancia municipal de planificación y coordinación de gestión de políticas públicas vinculadas a las competencias que le asigne la Ley, cuyas acciones están orientadas a mejorar la calidad de vida de los ciudadanos, en concordancia directa con los municipios que lo integran.

Con el surgimiento de esta entidad político - territorial, y la ejecución de sus políticas, se espera la consecución de los siguientes objetivos:

- Alcanzar el progreso armónico e integral del Área Metropolitana de Caracas.
- Lograr la coordinación y armonización de los diversos planes de desarrollos de los distintos municipios que lo integran.
- Garantizar que el gasto de inversión este dirigido primordialmente a programas del área social.
- Promover y facilitar la creación de los medios de participación protagónica del pueblo, en la gestión pública metropolitana.

El Área Metropolitana de Caracas, se organiza en un sistema de gobierno municipal a dos niveles:

- El nivel metropolitano, formado por un órgano ejecutivo y un órgano legislativo, cuya jurisdicción comprende la totalidad territorial metropolitana.
- El nivel municipal, formado por un órgano ejecutivo y un órgano legislativo en cada municipio integrante del Área Metropolitana de Caracas, con jurisdicción municipal. El gobierno y administración del Área Metropolitana de Caracas corresponde al Alcalde Metropolitano o Alcaldesa Metropolitana, electo o electa por votación popular donde participan todo los electores o electoras inscritos o inscritas en el registro electoral y residentes en la circunscripción electorales que integran los municipios del Área Metropolitana de Caracas. La función legislativa corresponde al Cabildo Metropolitano, el cual quedará integrado por los concejales municipales, electos o electas por votación popular en la oportunidad y en el número, determinados por la legislación electoral aplicable; en cuanto al control, vigilancia y fiscalización de los ingresos, gastos y bienes será llevado a cabo por la Contraloría Metropolitana a cargo de un Contralor o Contralora designado o designada de conformidad con lo dispuesto en la Constitución de la República y en las leyes que apliquen.

Las competencias asignadas a esta instancia metropolitana, están establecidas en el artículo 5 de su ley, las cuales apuntan fundamentalmente a la planificación y coordinación, entre otras, de las siguientes materias: ordenación urbana y urbanística; protección y saneamiento del ambiente; contribución con las administraciones de los gobiernos municipales que integran el Área Metropolitana de Caracas en la gestión tributaria con el propósito de garantizar su cumplimiento y demás deberes formales; transferencias de competencias y servicios municipales a las comunidades y grupos vecinales organizados.

### 7.3.5.1 Fuentes de Financiamiento

Para el cumplimiento de los objetivos y metas establecidos en su Plan Operativo Anual, para el año 2011, el Área Metropolitana de Caracas, contará con los siguientes ingresos:

La transferencia por concepto de un aporte financiero, en cada Ejercicio Fiscal, que hará la Gobernación del estado Bolivariano de Miranda por un monto equivalente que oscile entre 2,5 por ciento hasta el 7 por ciento de su Situado Constitucional anual. Esta cifra le es suministrada por la Gobernación del estado Bolivariano de Miranda.

La transferencia por concepto de un aporte financiero, en cada Ejercicio Fiscal, que hará el Gobierno del Distrito Capital por un monto equivalente que oscile entre 0,5 por ciento hasta el 5 por ciento de su Situado Constitucional anual. Esta cifra le es suministrada por el Gobierno del Distrito Capital.

El 10 por ciento de la cuota de participación en el situado que corresponde a cada uno de los municipios que integren el Área Metropolitana de Caracas. Este monto representa la suma de Bs. 56,4 millones, de los cuales Bs. 41,1 millones provendrán del Municipio Bolivariano Libertador: Bs. 4,2 millones del Municipio Baruta; Bs. 1,9 millones del Municipio Chacao, Bs. 1,9 millones del Municipio el Hatillo y Bs. 7,3 millones del Municipio Sucre.

El aporte financiero de los municipios integrados en el Área Metropolitana de Caracas, en proporción equivalente al 10 por ciento del ingreso propio efectivamente recaudado por cada uno en el Ejercicio Fiscal vigente. Esta cifra le es suministrada por cada uno de los Municipios que la integran.

Los demás que genere producto de su propia gestión.

### 7.3.5.2 Política del Gastos para el Ejercicio Fiscal 2011

En atención a las políticas que en materia de desarrollo, planificación y presupuesto dicten los entes competentes, la Alcaldía del Área Metropolitana de Caracas, formulara su Proyecto de Ordenanza de Ingresos y Gastos para el año 2011 atendiendo los siguientes lineamientos estratégicos:

- Sus objetivos generales y específicos, así como sus metas, promoverán y priorizarán la inversión en la formación del capital humano y social, estudios técnicos, investigaciones, asistencia técnica, manejo, uso y distribución de información; el área de influencia de sus objetivos y metas debe impactar por lo menos en dos municipios ubicados en el Área Metropolitana de Caracas.

- Los programas y proyectos deben asociar y coordinar recursos, capacidades y destrezas de organizaciones públicas ó privadas que se encuentren ubicadas en diferentes municipios del Área Metropolitana de Caracas.

- Los programas y proyectos deben estar orientados a construir una ciudad en la que se mejore la calidad de vida de la población con mayor y mejor movilidad, donde predominen los criterios de protección y promoción del ambiente, que ofrezca posibilidades de desarrollo de las familias protegiéndolas de la violencia y promoviendo el uso espacios públicos digno, a lograr una ciudad cuya construcción sea producto de un proceso de participación ciudadana, con los gobiernos locales trabajando coordinadamente entre sí y con los niveles regionales y nacionales.

- Los programas y proyectos deben estar orientados a desarrollar instrumentos que permitan concretar acciones de planificación y coordinación entre los gobiernos locales para enfrentar los problemas de carácter metropolitano, especialmente en las áreas de ambiente, urbanismo y participación ciudadana; a estimular y establecer alianzas y sinergias entre instituciones públicas y privadas con criterio de corresponsabilidad social, que permitan la acción de la autoridad metropolitana con los limitados recursos que le otorga el marco legal, a promover la cooperación técnica nacional e internacional en el ámbito público metropolitano, optimizando el uso de los recursos de esa cooperación; a promover la capacitación de los funcionarios locales y de la ciudadanía para mejorar las respuestas de las autoridades y de los ciudadanos organizados ante los problemas ambientales, de movilidad y seguridad.

## 7.3.6 Entes Regionales

En atención al supremo compromiso y voluntad de lograr la mayor eficacia política y calidad revolucionaria en la construcción del socialismo y refundación de la patria, el Ejecutivo Nacional realizo cambios organizativos, al adscribir las Corporaciones Regionales de Desarrollo a la Vicepresidencia de la República (con excepción de la Corporación Venezolana de Guayana), esta medida busca conjugar bajo una misma visión estratégica y de forma coherente, un sistema de planificación que conducirá necesariamente a optimizar y acometer con eficiencia los proyectos y planes que se vayan a realizar en todo los niveles a los fines de alcanzar con éxito un desarrollo territorial desconcentrado; siempre apegándose a los lineamientos estratégicos definidos en las Líneas Generales del Proyecto Nacional Simón Bolívar, Primer Plan Socialista (PPS) 2007-2013, y en correspondencia con el Plan Operativo Anual Nacional 2011.

Las Corporaciones Regionales de Desarrollo deben aprovechar sus potencialidades y reforzar aquellas acciones que les permita generar estrategias para mejorar su principal función de asistencia técnica y capacitación al sector productivo; al fortalecimiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, de los Consejos Locales de Planificación Pública; a los gabinetes estadales; a las misiones sociales; a la pequeña y mediana industria, al sector cooperativo y de nuevos emprendedores; al sector turístico y en general con cualquier sector u organización que contribuya al desarrollo territorial de las regiones, y ahora a las acciones que desarrollará el Consejo Federal de Gobierno en beneficio del Desarrollo Territorial Desconcentrado.

De esta forma, facilita acoplarse a lo dispuesto en el artículo 33 del Reglamento de la Ley Orgánica del Concejo Federal de Gobierno, por el cual les asigna a las Corporaciones de Desarrollo Regional, el rol de Oficinas Técnicas Regionales (OTR), en apoyo a los lineamientos de la Secretaría con el objetivo de recibir y evaluar los proyectos que presenten las entidades político territoriales y las organizaciones de base del Poder Popular, para ser financiados con recursos del Fondo de Compensación Interterritorial (FCI), sin menoscabo de las funciones atribuidas en sus instrumentos de creación, en aplicación del principio constitucional de colaboración de los órganos y entes que conforman la administración pública, esto en función de la capacidad técnica, información disponible y personal calificado, existentes en estas instituciones.

En atención a esta nueva atribución, corresponde a las Oficinas Técnicas Regionales (OTR) las siguientes funciones:

- Aplicar el baremo tecno político a los proyectos consignados, por las Entidades Político Territoriales y las organizaciones del Poder Popular, a fin de validar su correspondencia con los criterios fijados por la Secretaría del Consejo Federal de Gobierno.

- Revisar técnica y financiera de los proyectos consignados de manera desconcentrada por las Entidades Político Territoriales y las organizaciones del Poder Popular de su ámbito de influencia.

- Preparar los informes a la Comisión Técnica de Evaluación (CTE) con las recomendaciones correspondientes derivadas de la revisión de los proyectos.

- Dar seguimiento y control a la ejecución física de los proyectos en marcha aprobados por la Secretaría del Consejo Federal de Gobierno.

- Coordinar las Unidades Receptoras Estadales (URE).

- Apoyar técnicamente a los Distritos Motores de Desarrollo.
- Cumplir las demás mandatos de la Secretaría del Consejo Federal de Gobierno.

Las Oficinas Técnicas Regionales (OTR), serán instaladas como espacios funcionales regionales para la administración del Fondo de Compensación Interterritorial (FCI) en seis regiones del país, como sigue:

- Región Occidental, la cual agrupa a los estados Táchira, Mérida, Trujillo y Zulia.
- Región Central, la cual agrupa a los estados Aragua, Carabobo, Distrito Capital, Miranda y Vargas.
- Región Llanos, la cual agrupa a los estados Apure, Barinas, Guárico, Portuguesa y Cojedes.
- Región Centro-Occidental, la cual agrupa a los estados Falcón, Lara y Yaracuy.
- Región Oriental, la cual agrupa a los estados Anzoátegui, Sucre, Monagas y Nueva Esparta.
- Región Sur, la cual agrupa a los estados Delta Amacuro, Bolívar y Amazonas.

Igualmente le corresponde a las OTR, aplicar los mecanismos de evaluación y control de los proyectos financiados por el Fondo de Compensación Interterritorial, a través de un cuerpo de Inspectores, los cuales estarán adscritos a estas oficinas regionales.

Atendiendo al ensamblaje de los planes comunitarios y comunales con planes locales, éstos con los planes municipales, éstos con los planes estatales, éstos con los planes regionales y finalmente éstos con los planes nacionales, le corresponde a las Oficinas Técnicas Regionales (OTR), recopilar las propuestas de articulación de los planes y proyectos ensamblados a la luz del Sistema de Planificación Participativa Territorial.

En ejecución de una gestión y administración racional del ordenamiento territorial, para el logro de un Desarrollo Territorial Desconcentrado, que consolide el desarrollo socio – territorial, las cinco (5) Corporaciones Regionales de Desarrollo, la Fundación para el Desarrollo de la Región Centro Occidental (Fudeco), el Instituto Zuliano de Investigaciones Tecnológicas (Inzit-cicasi), y Veintidós (22) Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites), que constituyen el conglomerado de entes regionales, elaboraran sus planes y programas enmarcados dentro de esta nueva estrategia para alcanzar con énfasis la elevación del nivel de vida de la sociedad venezolana, el mejoramiento de la gestión pública, y el impulso y propagación de los medios de participación para que las distintas fuerzas sociales, actúen en el diseño y ejecución de recursos y políticas públicas, incluidas las políticas nacionales en materia de ciencia, tecnología e innovación.

### 7.3.6.1 Corporaciones Regionales de Desarrollo

Desde la visión geoestratégica del ordenamiento socio - territorial, sustentada en el desarrollo y explotación de los Ejes Norte-Costero, Orinoco-Apure, Occidental, Oriental, y el Norte-Llanero, las Corporaciones como Entes dinamizadores del crecimiento económico y social en las regiones, prevén lograr la profundización de la participación ciudadana en el desarrollo y explotación del amplio potencial regional de recursos petrolíferos, hídricos, mineros, gasíferos, forestales, turísticos, y agroindustriales, basadas en patrones de equidad y justicia social. Igualmente, las corporaciones juegan un papel relevante por el impulso y desarrollo que brindan a las cadenas agro-productivas y socio-productivas, regionales.

En este sentido, las Corporaciones Regionales orientan permanentemente su misión a prestar asistencia técnica y capacitación al sector productivo; al fortalecimiento de los Consejos Estadales de Planificación y Coordinación de Políticas Públicas, de los Consejos Locales de Planificación Pública; a los gabinetes estadales; a las misiones sociales; a la pequeña y mediana industria, al sector cooperativo y de nuevos emprendedores; al sector turístico; y en general al desarrollo territorial bajo estrategias de descentralización desconcentrada en las regiones.

A continuación se presentan las líneas de acción que desarrollará cada institución:

## Corporación de Desarrollo de la Región de los Llanos (Corpollanos)

En materia de Inversión, para el Ejercicio Fiscal 2011 Corpollanos, estima ejecutar proyectos por un monto de Bs. 6,2 millones, a objeto de promover el crecimiento de la región de los llanos, y con ello fortalecer el desarrollo endógeno y equilibrado como una forma de contribuir a la transformación social, cultural y económica que la región requiere.

Entre los proyectos a hacer ejecutados tenemos:

- Fortalecimiento de las Instancias de Planificación en la Región de los Llanos.
- Propuesta Programática de Capacitación, Asesoría y Asistencia Técnica de Corpollanos, Fase IV
- Sistema de Seguimiento y Evaluación de Resultados e impactos de la Gestión Pública en la Región de los Llanos.
- Impulso de Distritos Motores de Desarrollo (DMD) en la Región de los Llanos.
- Fortalecimiento de Corpollanos, en su condición de base de asiento regional del Fondo de Compensación Interterritorial (FCI), para la activación de la OTR de los Llanos
- Fortalecimiento y apoyo a las comunas y demás instancias de participación popular. Fase II
- Seguridad Alimentaria y Organización Comunal. Fase II
- Orientación Estratégica de la Inversión en la Región de los Llanos. Fase II

Además se propone dar respuesta a las demandas regionales; a través de la promoción de inversión y el apoyo de la gestión pública, prestando servicios de: Apoyar la participación equilibrada de productores, poder popular y del estado en la toma de decisiones, la gestión económica y la distribución de excedentes; Establecer espacios de concertación que fortalezcan el poder comunal; promover el desarrollo equilibrado y sostenido de la región; impulsar áreas de inversión estratégica; propiciar la coherencia organizativa, funcional, procedimental y sistémica de los órganos públicos; salvaguardar y socializar el patrimonio cultural; Coordinar la acción del estado para el desarrollo regional y local; y dinamizar las regiones en base a complementariedades y articulación de espacios productivos.

A la ejecución de las acciones centralizadas se destinará la cantidad Bs. 6,6 millones con la finalidad de atender gastos propios de la Corporación.

## Corporación de Desarrollo de la Región Central (Corpocentro)

Corpocentro, orienta su política institucional a continuar promoviendo el desarrollo integral de la región central, mediante la planificación, promoción y coordinación de un desarrollo armónico sustentable, para lo cual se ha propuesto ejecutar planes y proyectos dirigidos al asesoramiento y seguimiento para el fortalecimiento del Sistema Nacional de Planificación en la zona; al fomento de la actividad piscícola en la región; a la visualización del plan de ordenación y desarrollo del territorio de la región central; al seguimiento y asistencia técnica a las Pequeñas y Medianas Empresas (Pymes) y a la recuperación de créditos financiados por el Fondo Especial de Desarrollo Industrial; a brindar asistencia técnica a las organizaciones socio-productivas, comunidades organizadas y público en general; al fomento e impulso de la cadena agro-productiva avícola; a crear centros de formación político ideológico; a formular planes de desarrollo y asistencia técnica para el fortalecimiento del poder comunal; a impulsar y fomentar la cadena productiva de pesca y la acuicultura; al fortalecimiento del sistema integral de asistencia técnica para las comunidades, la economía social y la Pequeña y Mediana Industria (PYMI).

Para este próximo ejercicio, a Corpocentro se le agrega la responsabilidad de fungir como Oficina Técnica Regional (OTR), de conformidad con lo establecido en el artículo 33 del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 de fecha 04 de mayo de 2010.

## Corporación de Desarrollo de la Región Zuliana (Corpozulia)

Para el año 2011, la Corporación de Desarrollo de la Región Zuliana, dirigirá sus esfuerzos a ejecutar acciones prioritarias en las siguientes áreas:

En el Área Social, Corpozulia, orienta su inversión al mejoramiento de la calidad de vida de las personas de escasos recursos económicos, mediante atención integral de la población. Gran parte de los recursos se destinarán a los sectores educativos, salud y servicios básicos a las comunidades; promoviendo el desarrollo humano familiar, socio laboral y fomentando la participación de las organizaciones comunitarias en la búsqueda de la solución de los problemas que los aquejan.

La Corporación reafirma nuevamente el compromiso con las comunidades, principalmente en el área de educación y salud, apoyando a las Misiones Sociales en correspondencia con los lineamientos del Gobierno Nacional y el Plan de Desarrollo Económico y Social Simón Bolívar 2007-2013, que articula las políticas sociales para dar respuesta a las necesidades de la población, especialmente la excluida, mediante un nuevo modelo de gestión pública fundamentada en los principios de equidad, universalidad, accesibilidad, gratuidad, pertenencia cultural, participación, justicia y corresponsabilidad social, respondiendo a estrategias promociónales de salud, educación y calidad de vida, que garanticen el desarrollo humano sustentable en el contexto nacional y local.

Para el 2011, se ejecutaran proyectos conjuntamente con los Consejos Comunales, para estimular la corresponsabilidad ciudadana, fortalecer la participación social y generar poder ciudadano, que orientará acciones destinadas al auto desarrollo como personas y comunidades organizadas, haciendo sostenible el manejo de recursos económicos y naturales con alto impacto en las actividades humanas que propicien la dignificación y calidad de vida, al tiempo de impulsar un modelo de desarrollo económico más humano.

El presupuesto en el área agrícola, está dirigido a pequeños y medianos productores, organizados o no, en cooperativas, bajo la estrategia de financiamiento, asesoría y asistencia técnica, que permitan garantizar proyectos fundamentales tales como: el fomento de una agricultura sostenible y compatible con el medio ambiente; promover el financiamiento de cultivos en diferentes rubros, que aseguren al consumidor la calidad de los productos, además de incrementar la producción de rubros agrícolas a través de la incorporación de áreas productivas, y generar empleo y el mejoramiento de la calidad de vida de las comunidades agropecuarias, con el aumento de la producción agrícola vegetal y animal.

La Dirección de Desarrollo Minero, como gerencia encargada de llevar a cabo los proyectos de índole minero – ambiental, ejecutará tres proyectos, priorizando aquellos ya iniciados que permitan desarrollar las potencialidades mineras en la región zuliana, con la finalidad de aprovechar los recursos minerales existentes en las áreas de mayor concentración, en beneficio de una futura producción minera, para disminuir las importaciones de materia prima en lo que a minerales se refiere.

De igual forma, Corpozulia busca darle mayor importancia a los proyectos que permitan coadyuvar el deterioro ambiental en los parques y reservorios hidrológicos regionales; promover la conciencia ambiental a través de la generación de información; educar a las comunidades adyacentes a las áreas afectadas; fomentar los vínculos entre la naturaleza y la población a fin de conservar las cuencas hidrográficas y la biodiversidad para garantizar el desarrollo armónico entre el proceso de producción y el medio ambiente; reactivar, adecuar y poner en funcionamiento las infraestructuras nacionales (Puerto de Embarque de Palmarejo), para promover la comercialización carbonífera y cubrir las demandas nacionales e internacionales; todo lo antes expuesto, en concordancia con los lineamientos establecidos por el Estado Venezolano, en procura de un desarrollo social armónico e integral de nuestra nación y con el ánimo de lograr un trabajo continuo y participativo con las comunidades.

La inversión en el área turística, se orienta al mejoramiento y recuperación de la infraestructura turística existente, así como al mantenimiento de los monumentos históricos que actualmente posee la región, con el objeto de colocarlas al servicio del turista regional, nacional y extranjero, y a la promoción del patrimonio cultural, geográfico turístico y ambiental; asimismo, desarrollar la concienciación y valoración de la preservación de los recursos naturales y el respeto a la cultura de los pueblos, así como el sentido de pertenencia de los habitantes de las comunidades aledañas.

En el Área de Investigación y Desarrollo Tecnológico, se impulsa el proyecto:"Consolidación de la Unidad de producción de Suero Antiofídico"; a través del cual, se apoyará la producción a escala experimental del Suero Antiofídico y se capacitará a médicos, comunidades y población en general con información relacionada con la prevención y tratamiento de los accidentes Olidícos con el fin de lograr disminuir las muertes provocadas por mordeduras de serpientes venenosas.

Se desarrollará el proyecto: "Fortalecimiento de los Centros Socialistas de Investigación y Desarrollo Tecnológico, por medio del cual se apoyará el funcionamiento de los centros socialistas de investigación y desarrollo: Cesid- Frutícola y Apicola, Cesid-Cacao, Cesid-Plátano, y Cesid-vitícola, con el objeto de lograr el incremento de las hectáreas desarrolladas y rendimientos de los rubros: frutícolas, cacao, plátano y uva, a través de la asistencia integral a los productores, por medio de la venta de plantas, asesorías, capacitaciones y servicios de laboratorio, en los Municipios Francisco Javier Pulgar, Colón, Jesús María Semprun, Catatumbo, Mara. Cañada de Urdaneta, Páez y Sucre.

En el área institucional se ejecutarán cuatro proyectos, a saber: Fortalecimiento Institucional de Instancias Locales del Poder Popular; Fortalecimiento del Centro de Información Comunitario; Fortalecimiento de la Infraestructura Institucional, y Modernización de la Plataforma Tecnológica de Corpozulia (II Fase), los cuales están dirigidos a satisfacer las necesidades y demandas de la comunidad, al crecimiento institucional y al mejoramiento del sector público en general.

La inversión en el Área Desarrollo Empresarial, se hará con el fin de promover una economía humanista, autogestionaria y competitiva, estableciendo políticas de apoyo al sector productivo mediante el financiamiento y acompañamiento técnico de proyectos específicos, propiciando el desarrollo sostenido de los procesos de industrialización en el área de la agroindustria, elaboración de alimentos manufactura en general y servicios de apoyo a la producción, como actividades altamente empleadoras y descentralizadoras en términos territoriales, en cuyo proceso participarán los consejos comunales y las unidades asociativas para beneficio colectivo.

En cuanto a la búsqueda de ingreso para financiar la gestión corporativa, se dirigirán los esfuerzos principalmente a la culminación y puesta en marcha de plantas industriales y agroindustriales, las cuales serán operadas por empresas mixtas socialistas, con participación de Corpozulia, productores y comunidades organizadas.

Para este próximo ejercicio, a Corpozulia se le suma la responsabilidad de operar como Oficina Técnica Regional (OTR), de conformidad con lo establecido en el artículo 33 del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 de fecha 04 de mayo de 2010,

### Corporación de Los Andes (Corpoandes)

La Corporación de Los Andes tiene como directrices estratégicas el establecimiento de una política vinculada a los planes y proyectos fundamentales que adelanta el Gobierno Nacional en diferentes áreas a saber:

En el fortalecimiento de una red de información sistematizada estadística, cartográfica y descriptiva tanto en las Instituciones Gubernamentales como en los Consejos Comunales. En este sentido, el Proyecto Sistema de Información Geográfica de la Región de Los Andes (Sigra) tiene por objetivo crear y consolidar una red socio – Institucional que proporcione a los diferentes actores, información cualitativa y cuantitativa relevante a fin de contribuir a la formulación, ejecución y control de la gestión pública para elevar la calidad de vida de las comunidades. El impacto social del proyecto es disponer de una red de información oportuna y veraz que sirva de base para la toma de decisiones en las políticas de la gestión Gubernamental; así como, generar y fomentar una cultura de información, basada en las nuevas formas democráticas, críticas, participativas y emancipatorias para producir conocimiento y procesar información, que viabilicen la socialización de la misma para todos los niveles institucionales y comunitarios en función del proceso de planificación del desarrollo humano integral; su costo asciende a Bs. 1,2 millones.

La Corporación de Los Andes para avanzar aceleradamente en la construcción del nuevo modelo democrático de participación popular, desarrolla un proyecto denominado: "Acompañamiento en el proceso de formulación de planes comunitario en la Región de los Andes", a objeto de elevar la capacidad de gestión en las comunidades mediante la capacitación y asistencia técnica con la finalidad de contribuir en la formulación y ejecución en los planes comunitarios de desarrollo integral. El proyecto está dirigido a las comunidades e integrantes de los Concejos Locales de Planificación Pública (CLPP), y tiene su localización geográfica en el estado Mérida, específicamente en los Municipios: Caracciolo Parra y Olmedo Julio Cesar Salas, Tulio Febres Cordero, Justo Briceño, en el estado Trujillo en los Municipios: Bolívar, Sucre, Andrés Bello, y en el estado Táchira en los Municipios: Samuel Darío Maldonado, García de Hevia y Panamericano. Su costo asciende a Bs. O,7 millones.

El proyecto: "Promoción del Desarrollo Endógeno de las Actividades Socio-productivas y de la Infraestructura de Apoyo a la Producción Agrícola e Industrial en la Región los Andes", pretende alcanzar la transformación en la estructura socioeconómica regional conforme a las acciones especificas del proyecto, referidas al impulso e industrialización del cacao; fortalecer los distritos productivos en la Región de los Andes, por medio de los proyectos formulados en los rubros de cacao, ganadería y frutales en articulación con los entes de financiamiento; así como también para impulsar el mejoramiento y consolidación de los sistemas de riego en la Región de los Andes a través de la concertación con los organismos públicos competentes en el área y comunidades organizadas y la promoción del desarrollo de los parques industriales para el establecimiento de agroindustrias en la Región de Los Andes, ofertando condiciones favorables de espacios y disponibilidad de servicios básicos. El proyecto cuenta con una asignación de recursos Bs. 1,2 millones.

El proyecto: "Fortalecimiento de las Bases Socio – Territoriales para el Desarrollo Integral en la Región de los Andes", tiene como objetivo promover la política nacional en materia de ordenación del territorio a través de la divulgación de la misma; formulación de Planes Municipales de Ordenación y Desarrollo del Territorio, y la capacitación de talento humano local en herramientas metodológicas para abordar la planificación municipal, con la finalidad de disminuir los desequilibrios territoriales y la inadecuada ocupación del territorio en la Región de los Andes. La ausencia de instrumentos técnicos direccionales de la gestión local, enmarcados dentro de las políticas desarrollo socio-territorial en la mayoría de los Municipios de la Región de los Andes, con un indicador del 79,17 por ciento que no cuenta con un plan de ordenación y desarrollo territorial. En tal sentido, el proyecto tiene como objetivo que el 31,58 por ciento de los Municipios de la Región dispongan de su plan municipal de ordenación y desarrollo. La localización geográfica del proyecto se encuentra en la Región de los Andes, en los Municipios Samuel Darío, García de Hevia, Panamericano, Bolívar, Junín, Lobatera del estado Táchira; los Municipios Caracciolo Parra y Olmedo, Tulio Febres Cordero, Justo Briceño, Julio Cesar Salas, Pueblo Llano y Rangel del estado Mérida, y los Municipios Bocono, La Ceiba, Sucre, Bolívar, Monte Carmelo y Miranda del estado Trujillo. Su costo asciende a Bs. O,9 millones.

El proyecto: "Puesta en funcionamiento de la Oficina Técnica Regional" tiene como objetivo coordinar las políticas y acciones entre las entidades político territoriales y las organizaciones de base del Poder Popular con la finalidad de alcanzar el equilibrado desarrollo regional, y lograr las transferencias de competencias en beneficio de las comunidades con menor desarrollo relativo; tomando en consideración que los Municipios, los Concejos Comunales, Comunas, y las organizaciones de base del Poder Popular: de igual forma, es necesario dar un gran impulso a las Oficinas Técnicas Regionales, las cuales tendrán la aproximación necesaria para que lograr la cooperación y complementación de las políticas e iniciativas de desarrollo de la Región de los Andes. Su costo asciende a la cantidad de 6,2 millones.

Para el próximo Ejercicio Fiscal a Corpoandes se le ha encomendado la responsabilidad de actuar como Oficina Técnica Regional (OTR), de conformidad con lo establecido en el artículo 33 del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 de fecha 04 de mayo de 2010,

## Corporación Venezolana de Guayana (CVG)

Esta Corporación, establece como prioridad la eficiente ejecución de su presupuesto en el marco de una gestión administrativa transparente y efectiva que garantice el total cumplimiento de las leyes de la República Bolivariana de Venezuela, los lineamientos del Ministerio del Poder Popular para la Planificación y Finanzas, los lineamientos del Ministerio del Poder Popular para las Industrias Básicas y Minería (Mppibam), y la técnica presupuestaria establecida por la Oficina Nacional de Presupuesto (Onapre), fundamentada en la formulación de Proyectos y Acciones Centralizadas. En ese sentido, las líneas para la ejecución del presupuesto de gastos de la CVG se orientan hacia la continuación de los proyectos que estén en ejecución; el fortalecimiento de las actividades de promoción, coordinación y asistencias técnicas; el mantenimiento y operación de los acueductos de los estados Amazonas y Delta Amacuro; los planes de desarrollo integral y sustentable en la Zona de Desarrollo de Guayana, que permitan la generación de recursos para el sostenimiento de la Corporación; el desarrollo de los proyectos que contribuyan con el desarrollo social de los pueblos de la región, y al logro de la soberanía alimentaria de los pueblos.

La CVG hará énfasis en la culminación de proyectos dirigidos a atender el desarrollo y fortalecimiento de la comunidad en el área social, contemplándose los proyectos de adecuación de acueductos y saneamiento de aguas servidas, construcción de viviendas, ampliación, reparaciones y mejoras de obras de edificaciones en la Zona de Desarrollo de Guayana y Rehabilitación del Sistema de Protección de Inundaciones del Delta del Orinoco, cumpliendo con los lineamientos del Ejecutivo Nacional, MPPIBAM y las políticas y lineamientos de la Corporación Venezolana de Guayana.

La ejecución de los proyectos, promoverá y desarrollará los siguientes sectores:

- Generar una estructura urbana incluyente mejorando la calidad de vida de los habitantes en el consumo de agua potable y mejoramiento de las aguas servidas en la Zona de Desarrollo de Guayana.

- Proyecto de viviendas y asistencia técnica necesaria para la creación y mantenimiento de obras de infraestructura de apoyo a la producción que permita consolidar el crecimiento económico y coadyuve a mejorar las condiciones de habitabilidad de la región Guayana y sus áreas de influencia.

- Desarrollo de obras de infraestructura, dirigidas a vialidades, construcción, ampliación y mejoras de edificaciones educacionales, médico-asistenciales y deportivas, culminación de las mejoras al Dique Marginal en el Caño Manamo, Edo. Delta Amacuro.

- En el área Agrícola mantener el manejo de bosques y plantaciones, la investigación aplicada para el desarrollo agroindustrial.

- Promover programas de apoyo de las Misiones Barrio Adentro y Educativas, a través de las unidades de la CVG.

Se garantizan los recursos necesarios para los gastos de funcionamiento de las unidades que apoyan la gestión de la CVG en el logro de las metas establecidas en cada proyecto, así como el cumplimiento de los compromisos de la institución con sus trabajadores y terceras personas.

Asimismo continuará desarrollándose actividades relacionadas con:

- Continuar con la ejecución de los Desarrollos Endógenos.
- Asistencia técnica necesaria para el desarrollo y consolidación de la pequeña, mediana y gran minería.
- Fortalecimiento, diversificación y consolidación de la red industrial de la región, con énfasis en la pequeña y mediana empresa.
- Promover y contribuir con el desarrollo de un modelo de sociedad participativa, centrado en la creación y consolidación de organizaciones civiles, para la consolidación de la economía social en los sectores de menores recursos en la región Guayana.
- Impulsar la participación ciudadana de las comunidades existentes en la zona de desarrollo Guayana.
- Impulsar el turismo en la zona de desarrollo de Guayana sustentado en el nuevo modelo productivo endógeno.

Para este próximo ejercicio, la CVG, funcionará además como Oficina Técnica Regional (OTR), de conformidad con lo establecido en el artículo 33 del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno, publicado en Gaceta Oficial de la República Bolivariana de Venezuela N° 39.416 de fecha 04 de mayo de 2010.

## Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (Fudeco)

Fudeco se plantea para el año 2011, un mayor esfuerzo hacia el uso de las tecnologías informáticas y la internet, como mecanismos idóneos para difundir información al más amplio espectro de la población regional.

Asimismo, se reforzarán los mecanismos ya utilizados para establecer alianzas con otros entes públicos que permitan compartir gastos en la ejecución de actividades de interés común, especialmente para cumplir las metas de capacitación y asistencia técnica de la Región centro-occidental.

Se contempla la ejecución de siete (7) Proyectos a saber: "Evaluación, seguimiento y control de la inversión pública en los estados Lara y Yaracuy", a través del cual la institución se propone apoyar y atender, efectiva y oportunamente, las demandas del Consejo Federal de Gobierno mediante su actuación como Oficina Técnica Regional (OTR); "Consolidación de los servicios de información sobre la Región Centro Occidental"; "Transferencia de tecnología para una producción sustentable en fincas cafetaleras", "Democratización de los servicios de información documentales, cartográficos y las tecnologías de información"; "Apoyo para el fortalecimiento del poder popular y la gestión pública en el territorio que atiende Fudeco" "Apoyo para el aprovechamiento de potencialidades del territorio que atiende Fudeco", con y "Apoyo en la planificación para la construcción de la nueva geopolítica nacional"

Fudeco, plantea la conformación del presupuesto de recursos y egresos para el año 2011 con una distribución del 38,0 por ciento hacia proyectos (Bs. 7,6 millones) y un 62,0 por ciento para gastos de las acciones centralizadas (Bs. 12,4 millones); ambas asignaciones atienden a criterios de racionalidad que rigen la política de administración de recursos que Fudeco ha ejercido a lo largo de los años. Esta racionalidad se refleja en una estructura de gasto moderada, con ausencia de gastos superfluos o suntuarios.

A continuación se muestra el cuadro con los recursos que estima el Ejecutivo Nacional otorgar a las Corporaciones de Desarrollo Regional en el año 2011, para dar cumplimiento con las acciones previstas en sus Planes Operativos Anuales.

CUADRO 7-5
APORTES OTORGADOS A LAS CORPORACIONES DE DESARROLLO REGIONAL
PROYECTO DE LEY DE PRESUPUESTO 2011
(MILLONES DE BOLÍVARES)

| DENOMINACIÓN | TOTAL | PORCENTAJE PARTICPACIÓN |
|---|---|---|
| Corporación de Desarrollo de la Región de los Llanos (Corpollanos) | 12,8 | 17,0 |
| Corporación de Desarrollo de la Región Central (Corpocentro) | 25,4 | 33,8 |
| Corporación de Los Andes (Corpoandes) | 17,0 | 22,6 |
| Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (Fudeco) | 20,0 | 26,6 |
| **TOTAL** | **75,2** | **100,0** |

### 7.3.6.2 Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites)

Enmarcado dentro del proceso de descentralización y en contribución al fortalecimiento de la integración territorial y la soberanía nacional; las Fundacites, instituciones adscritas al Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias, creadas con el objetivo principal de promover, apoyar, fortalecer y contribuir al desarrollo nacional, estadal y local del Sistema de Ciencia, Tecnología e Innovación en los estados, e impulsar el desarrollo integral de los procesos de producción, del conocimiento científico y tecnológico, su difusión y utilización en las comunidades, mediante la elaboración de políticas y diseños estratégicos en ciencia y tecnología, deberán en función de una planificación y ejecución de actividades científicas y tecnológicas, propiciar las condiciones necesarias para el establecimiento de espacios territoriales que cumplan con el concepto de Desarrollo Territorial Desconcentrado.

En atención a estos lineamientos, y en correspondencia con lo ya desarrollado en el Sistema Regional de Ciencia y Tecnología basado en las directrices del Proyecto Nacional "Simón Bolívar", Primer Plan Socialista (PPS) 2007-2013 y del Plan Nacional de Ciencia, Tecnología e Innovación 2005-2030, la gestión de las Fundacites debe generar un proceso de sinergia, entre el conglomerado de científicos, tecnólogos y los representantes genuinos del Poder Popular, que permitirá avanzar hacia la construcción de un modo de relaciones sociales productivas que satisfaga las necesidades materiales e intangibles de toda la sociedad.

Las actividades de financiamiento, que en este sector efectúan las empresas, como sujetos obligados a realizar aportes o inversiones en virtud de la Ley Orgánica de Ciencia, Tecnología e Innovaciones (Locti), pasaron a ser coordinadas por el Fondo Nacional de Ciencia, Tecnología e Innovación (Fonacit), órgano financiero y ejecutor de los programas y proyectos definidos por el Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias. Dicho Fondo, establecerá los mecanismos necesarios para determinar y seleccionar los proyectos que ejecutará con dichos aportes cada institución del sector, incluidas las Fundacites.

Como principales líneas de acción para el año 2011, las Fundacites proyectan:

- Impulsar las redes socialistas de innovación productiva que contribuyan al desarrollo endógeno de cada región, con el objeto de promover, mediante el apoyo financiero, la integración y cooperación y la asociatividad entre unidades productoras de bienes y servicios y entre éstas y los sectores científico, tecnológicos e institucionales, tales como la agrícola, agroindustrial, servicio pesquero, pecuario, acuícola, minería, industrial y forestal, para que de manera conjunta se puedan construir nuevos espacios locales a partir de las capacidades, conocimientos, recursos y riquezas de cada región, que conlleven al desarrollo humano, la productividad y la inclusión social en función del desarrollo local sustentable.
- Articulación de actores del Sistema Estadal de Ciencia Tecnología e Innovación, en la construcción del estado socialista y el desarrollo socio productivo
- Incremento de la capacidad tecnológica de las redes socialistas de innovación productiva (RSIP)
- Fortalecimiento y articulación de las organizaciones socio productivas
- Articulación y gestión de actores, financiamiento, capacitación en software libre y calidad en educación tecnológica
- Desarrollo local agroproductivo, agroindustrial y metalmecánico
- Gestión para la articulación orientada a la resolución de problemas estratégicos regionales y sectores productivos, basados en el conocimiento científico tecnológico
- Aplicación de las tecnologías de información y comunicación para la apropiación social del conocimiento y la formación técnico-científica, obrera y popular.

A continuación se muestra el cuadro con los recursos que estima el Ejecutivo Nacional otorgar a las Fundaciones para el Desarrollo de la Ciencia y la Tecnología (Fundacites) y Fundación Instituto Zuliano de Investigaciones Tecnológicas (Inzit-Cicasi), en el año 2011, para dar cumplimiento a las acciones previstas en sus Planes Operativos Anuales.

**CUADRO 7-6**
**APORTES OTORGADOS A LAS FUNDACIONES PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**

| DENOMINACIÓN | TOTAL | PORCENTAJE PARTICPACIÓN |
|---|---|---|
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Amazonas (Fundacite-Amazonas) | 2,6 | 3,6 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Anzoátegui (Fundacite-Anzoátegui) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Aragua (Fundacite-Aragua) | 5,5 | 7,6 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Carabobo (Fundacite-Carabobo) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Falcón (Fundacite-Falcón) | 3,8 | 5,2 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Bolívar (Fundacite-Bolívar) | 3,0 | 4,1 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Mérida (Fundacite-Mérida) | 5,3 | 7,3 |

**CUADRO 7-6**
**APORTES OTORGADOS A LAS FUNDACIONES PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGÍA**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**

| DENOMINACIÓN | TOTAL | PORCENTAJE PARTICPACIÓN |
|---|---|---|
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Táchira (Fundacite-Táchira) | 3,2 | 4,4 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Sucre (Fundacite-Sucre) | 2,5 | 3,4 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia) | 3,2 | 4,4 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Lara (Fundacite-lara) | 6,3 | 8,7 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Apure (Fundacite-Apure) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Barinas (Fundacite-Barinas) | 2,9 | 4,0 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Cojedes (Fundacite-Cojedes) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Delta Amacuro (Fundacite-Delta Amacuro) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Guárico (Fundacite-Guárico) | 1,2 | 1,6 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Miranda (Fundacite-Miranda) | 0,7 | 1,0 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Monagas (Fundacite-Monagas) | 2,2 | 3,0 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Nueva Esparta (Fundacite-Nueva Esparta) | 1,3 | 1,8 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Portuguesa (Fundacite-Portuguesa) | 2,8 | 3,9 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Trujillo (Fundacite-Trujillo) | 2,3 | 3,1 |
| Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Yaracuy (Fundacite-Yaracuy) | 2,3 | 3,1 |
| Fundación Instituto Zuliano de Investigaciones Tecnológicas (Inzit-Cicasi) | 7,5 | 10,3 |
| **TOTAL** | **72,6** | **100,0** |

## 7.3.7 Consejos Comunales

Los Consejos Comunales, en el marco constitucional de la democracia participativa y protagónica, son instancias de participación, articulación e integración entre los ciudadanos, ciudadanas y las diversas organizaciones comunitarias, movimientos sociales y populares, que permiten al pueblo organizado ejercer el gobierno comunitario y la gestión directa de las políticas públicas y proyectos orientados a responder a las necesidades, potencialidades y aspiraciones de las comunidades, en la construcción del nuevo modelo de sociedad socialista de igualdad, equidad y justicia social.

La organización, funcionamiento y acción de los Consejos Comunales se rige por los principios y valores de participación, corresponsabilidad, democracia, identidad nacional, libre debate de las ideas, celeridad, coordinación, cooperación, solidaridad, transparencia, rendición de cuentas, honestidad, bien común, humanismo, territorialidad, colectivismo, eficacia, eficiencia, ética, responsabilidad social, control social, libertad, equidad, justicia, trabajo voluntario, igualdad social y de género, con el fin de establecer la base sociopolítica del socialismo que consolide un nuevo modelo político, social, cultural y económico.

La asignación de recursos para estas instancias de participación ciudadana, como puntas de lanza de las organizaciones de base del Poder Popular, serán acordados y autorizadas por el Consejo Federal de Gobierno, órgano constitucional con exclusivas competencias para ello.

## Capítulo 8

# CUENTA AHORRO - INVERSIÓN - FINANCIAMIENTO DE LA REPÚBLICA AÑO 2011

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 8

# CUENTA AHORRO-INVERSIÓN-FINANCIAMIENTO DE LA REPÚBLICA AÑO 2011

## 8.1 Apreciaciones Teóricas

La CAIF presupuestaria, representa el cuadro económico financiero que se elabora a partir de la clasificación económica de los recursos y fuentes de financiamiento, y de los gastos y aplicaciones financieras. Muestra en forma resumida la coherencia financiera del presupuesto de la República, para un determinado ejercicio fiscal.

Los diferentes resultados financieros que se obtienen de la CAIF, señalan desde diferentes perspectivas las posiciones de solvencia en la estructuración del presupuesto de la República en un ejercicio fiscal. A continuación, se presenta un resumen conceptual de los diferentes resultados financieros que acompañan la CAIF de la República, a efectos de hacer más expedito el análisis de los resultados obtenidos:

- Superávit o déficit corriente, se obtiene a partir de la resta del total de ingresos corrientes menos el total de gastos corrientes, y representa la holgura de la República respecto a sus ingresos recurrentes, así como la posibilidad de asumir gastos recurrentes

- Superávit o déficit no petrolero, revela la importancia del sector petrolero y la presión fiscal sobre la economía no petrolera, y viene dado por el resultado que se obtiene de restar al total de ingresos no petroleros el total de gastos

- Superávit o déficit primario, viene determinado por el total de ingresos menos el total de gastos sin incluir los intereses. Este indicador es conveniente para limitar el análisis al efecto sobre la actividad real

- Superávit o déficit financiero, a los efectos de su cálculo, el mismo se alcanza al restar al total de ingresos el total de gastos (excluido los activos y pasivos financieros), este indicador revela las necesidades de financiamiento propias del ejercicio fiscal

- Superávit o déficit ordinario, se refiere a la restricción impuesta por la Loafsp, este resultado financiero es propio de las características de las finanzas públicas venezolanas, estará determinado por el total de ingresos una vez descontados los montos destinados al Fondo de Estabilización Macroeconómica y al Fondo de Ahorro Intergeneracional, menos el total de gastos una vez descontada la inversión que realiza el Estado (ya sea a través de la República o de los entes descentralizados, sin incluir en ésta la parte destinada a las regiones). Con el establecimiento de este indicador, el Ejecutivo pretende orientarse hacia la estabilidad y equilibrio presupuestario, ya que el mismo refleja la capacidad que tienen los ingresos para cubrir los gastos recurrentes, habiéndose establecido previamente el ahorro para eventualidades en los ingresos ordinarios y el ahorro de las generaciones futuras.

## 8.2 Cuenta Ahorro - Inversión - Financiamiento (CAIF) para el ejercicio fiscal 2011

El Proyecto de Ley de Presupuesto 2011, asciende a Bs. 204.508,2 millones. Tal y como se muestra en el cuadro contentivo de la CAIF, el presupuesto por el lado de los recursos lo integran el total de ingresos corrientes, el cual asciende a Bs. 163.698,9 millones, y las fuentes de financiamiento que totalizan Bs. 40.509,3 millones.

Por la vía de los egresos, el equilibrio presupuestario se muestra por las asignaciones a los gastos totales las cuales asciende a Bs. 201.018,2 millones, y por la disminución de pasivos que se estiman en Bs. 3.190,0 millones.

Al analizar los rubros internos que componen la CAIF, se recoge que Bs. 132.455,5 millones corresponden a la República para gastos propios del ejercicio (64,9 por ciento del total del gasto), referidos específicamente a erogaciones que realizará Ejecutivo Nacional, a fin de ejecutar los proyectos de inversión directa y social, así como cubrir los consumos propios del funcionamiento. El resto de los gastos están destinados al pago de los intereses del servicio de deuda, por la cantidad de Bs. 20.523,9 millones; y las transferencias por asignaciones a las regiones para gastos corrientes y de capital por Bs. 48.038,8 millones.

En los resultados de la CAIF se aprecia un déficit ordinario de 2,1 por ciento del PIB, como la restricción financiera más exigente, y un déficit primario de 1,5 por ciento del PIB. Ambos resultados, se derivan de la prosecución de la instrucción para el año 2011, referida a la estimación moderada de los ingresos petroleros, con el propósito de evitar efecto negativo de las posibles fluctuaciones de los precios de la cesta petrolera venezolana en el mercado internacional, que se traduzcan en grandes restricciones para la ejecución del presupuesto nacional y del logro de las metas sociales y macroeconómicas.

Así mismo, sobre el resultado financiero global está incidiendo el mantenimiento de los gastos de inversión social para el año 2011. Por lo cual se prevé un déficit de 3,4 por ciento del PIB.

El lineamiento de formulación presupuestaria que instruye la valoración moderada de los ingresos petroleros y el mantenimiento de los gastos de inversión, se conjuga para ubicar las necesidades de financiamiento del presupuesto en 3,7 por ciento del PIB, las cuales serán resueltas principalmente a través del incremento de pasivos. Es de hacer notar, que de superarse las expectativas de precio del petróleo durante el año 2011, se generará ingresos corrientes ordinarios adicionales, que permitirán disminuir el déficit financiero, incidiendo favorablemente en una menor recurrencia a los mercados financieros.

A continuación se expone el cuadro contentivo de la cuenta ahorro, inversión y financiamiento de la República para el ejercicio fiscal del año 2011.

**CUADRO N° 8-1**
**CUENTA AHORRO – INVERSIÓN – FINANCIAMIENTO DE LA REPÚBLICA**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(Millones de Bolívares)**

| CONCEPTOS | | | MONTO | % PIB |
|---|---|---|---|---|
| **I** | **Ingresos totales** | | **163.698,9** | **15,0** |
| **I.1** | **Ingresos corrientes** | | **163.698,9** | **15,0** |
| I.1.1 | Petroleros | | 45.293,0 | 4,1 |
| I.1.2 | No petroleros | | 118.405,9 | 10,8 |
| **II** | **Gastos totales** | | **201.018,2** | **18,4** |
| **II.1** | **Gastos corrientes** | | **159.307,4** | **14,6** |
| II.1.1 | Intereses | | 20.523,9 | 1,9 |
| II.1.2 | Resto de los gastos corrientes | | 138.783,5 | 12,7 |
| **II.2** | **Gastos de capital** | | **41.710,8** | **3,8** |
| II.2.1 | Gasto de capital de las regiones | | 27.034,1 | 2,5 |
| II.2.2 | Resto del gasto de capital | | 14.676,7 | 1,3 |
| | Superávit / (déficit) en cuenta corriente | = I.1 – II.1 | 4.391,5 | 0,4 |
| | Superávit / (déficit) no petrolero | = I.1.2 - II | -82.612,3 | -7,6 |
| | Superávit / (déficit) primario | = I – (II – II.1.1) | -16.795,4 | -1,5 |
| | **Superávit / (déficit) financiero** | **= I - II** | **-37.319,3** | **-3,4** |
| | Superávit / (déficit) ordinario | = I - (II – II.2.2) | -22.642,6 | -2,1 |
| **III** | **Fuentes de financiamiento** | | **40.509,3** | **3,7** |
| III.1 | Disminución de activos financieros | | 150,1 | 0,0 |
| III.2 | Incremento de pasivos financieros | | 40.359,2 | 3,7 |
| **IV** | **Aplicaciones financieras** | | **40.509,3** | **3,7** |
| IV.1 | Disminución de pasivos financieros | | 3.190,0 | 0,3 |
| IV. 2 | Resultado financiero | | 37.319,3 | 3,4 |

Capítulo 9

# EFECTOS ECONÓMICOS DEL PRESUPUESTO

EXPOSICIÓN DE MOTIVOS 2011

Capítulo 9

# EFECTOS ECONÓMICOS DEL PRESUPUESTO

## 9.1 Consideraciones Generales

En el presente capítulo se expone la valoración conjugada de la formulación presupuestaria de los recursos y el destino de los mismos bajo la estructuración establecida para los egresos, sobre la actividad económica nacional.

En el cuadro resumen que se muestra a continuación, puede apreciarse la referida valoración:

CUADRO N° 9-1
RESULTADOS DE LOS PRINCIPALES INDICADORES FISCALES
PROYECTO DE LEY DE PRESUPUESTO 2011
(PORCENTAJES CON RESPECTO AL PIB)

| **MODELOS** | **2011 Proyecto** |
|---|---|
| Demanda Agregada Interna de Origen Fiscal (Efecto Neto) | 5,3 |
| Préstamo Neto del Fisco | 3,3 |
| Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal | 4,6 |
| Superávit / Déficit Fiscal | -2,9 |
| Gasto Fiscal Total | 18,7 |

El Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011, como instrumento de política fiscal, muestra un efecto moderado sobre la demanda agregada interna de origen fiscal estimado en 5,3 por ciento del PIB, acorde con el nivel de crecimiento establecido por el Ejecutivo en las metas macroeconómicas.

Por otra parte, se observa que los recursos que avalan el presupuesto están adecuados a la situación de coyuntura económica, y la política presupuestaria delineada para las asignaciones del gasto; con base en ello se espera no ejercer mayores presiones sobre el mercado financiero, tal y como se muestra en el resultado de la expansión primaria de la oferta monetaria por efecto de la gestión fiscal, la cual se ubica en 4,6 por ciento del PIB.

El nivel de endeudamiento como fuente de financiamiento del presupuesto se ha mantenido en términos del PIB para los últimos 2 años, por lo cual el préstamo neto representa 3,3 por ciento de dicho agregado macroeconómico para el año 2011. Este resultado respalda las necesidades de financiamiento determinadas producto del déficit fiscal base caja, que recoge los pagos asociados a la ejecución del presupuesto vigente y los pagos pendientes del año anterior, al ubicarse en 2,9 por ciento del PIB.

En definitiva los resultados de los efectos económicos del presupuesto sobre la economía, demuestran que la ejecución de la política fiscal está orientada a la consecución de los objetivos de crecimiento moderado, contribución a la estabilización del nivel de precios como complemento a la política monetaria y un manejo prudencial del nivel de endeudamiento.

## 9.2 Demanda Agregada Interna de Origen Fiscal

La demanda agregada interna de origen fiscal esta referida al efecto neto entre los recursos que el gobierno extrae del circuito económico, bajo la figura de impuestos, tasas, etc. y los que este le inyecta en la forma de gasto. En este contexto, un valor positivo es indicador de que la política fiscal tiene un efecto dinamizador sobre la economía en tanto que el financiamiento interno del mismo es neutro o inferior a dicha expansión.

Para el ejercicio fiscal 2011, la confluencia de los efectos antes descritos proyectará una incidencia neta sobre la demanda agregada interna de origen fiscal, medida en términos del PIB, del 5,3 por ciento, como efecto de la política fiscal que busca potenciar las actividades productivas del país, mediante la articulación estratégica del financiamiento y la direccionalidad de las asignaciones presupuestarias e inversiones en sectores como el energético, vivienda y alimentación, entre otros.

En este sentido, la expansión de la demanda agregada interna de origen fiscal equivalente al gasto interno, medida en términos del PIB, se estima en 15,9 por ciento, sustentándose principalmente en el gasto asociado a las acciones de carácter estratégicas que los ministerios y sus entes adscritos, ejecutarán durante el ejercicio fiscal 2011, en sintonía con las premisas expuestas por el Ejecutivo Nacional en las Líneas Generales del Plan de Desarrollo Económico y Social de la Nación (2007 – 2013), Proyecto Nacional Simón Bolívar, Primer Plan Socialista.

Por su parte, la contracción estimada en la demanda agregada interna por efecto de los ingresos fiscales de origen interno, medida en términos del PIB, se ubica en 10,6 por ciento, donde el elemento fundamental en este comportamiento lo ejercen las proyecciones en la recaudación derivada de las principales rentas de origen interno; especialmente las que se encuentran bajo la jurisdicción del Servicio Nacional Integrado de Administración Aduanera y Tributaria, tales como: el impuesto sobre la renta a otras actividades y el impuesto al valor agregado neto, que representan el 14,8 por ciento y el 30,1 por ciento, respectivamente, del total de recursos estimados para el Proyecto de Ley de Presupuesto del 2011.

A efectos referenciales, en el siguiente cuadro se muestra la evolución de la demanda agregada interna de origen fiscal. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2011, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

**CUADRO N° 9-2.1**
**AUMENTO DE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL POR EFECTO DE LOS GASTOS FISCALES INTERNOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**
**AÑOS 2009-2011**

| CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|
| Remuneraciones | 33.620,7 | 39.916,1 | 37.290,3 |
| Compra de bienes, servicios y otros gastos corrientes | 7.225,5 | 8.926,1 | 8.936,3 |
| Intereses de la deuda interna | 3.923,4 | 6.286,5 | 9.306,3 |

**CUADRO N° 9-2.1**
**AUMENTO DE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL POR EFECTO DE LOS GASTOS FISCALES INTERNOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**
**AÑOS 2009-2011**

| CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|
| Transferencias corrientes | 79.987,8 | 92.688,4 | 76.141,1 |
| • Al sector privado | 9.067,7 | 12.473,5 | 10.801,6 |
| • Situado constitucional | 13.279,2 | 13.222,5 | 13.977,8 |
| • Entes descentralizados | 57.640,8 | 66.992,4 | 51.361,7 |
| Formación bruta de capital fijo y financiero | 683,1 | 1.615,7 | 1.380,5 |
| Transferencias de capital | 39.282,7 | 41.619,3 | 40.263,5 |
| • Al sector privado | 77,7 | 87,9 | 9,0 |
| • Situado constitucional | 15.551,7 | 15.485,3 | 16.369,9 |
| • Entes descentralizados | 23.653,3 | 26.046,1 | 23.884,6 |
| DAI Fiscal ampliada total | 164.753,2 | 191.052,1 | 173.318,0 |
| DAI ampliada / PIB | 23,5% | 19,5% | 15,9% |

**Nota:** Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

**CUADRO N° 9-2.2**
**DISMINUCIÓN DE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL POR EFECTOS DE LOS INGRESOS FISCALES INTERNOS**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**
**AÑOS 2009 – 2011**

| CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|
| Impuestos directos a personas | 1.680,8 | 1.740,4 | 1.954,8 |
| Impuestos directos a empresas | 22.271,6 | 22.476,9 | 24.563,4 |
| Impuestos indirectos | 54.665,2 | 68.293,8 | 85.511,1 |
| Ingresos no tributarios | 3.207,2 | 2.927,5 | 3.877,0 |
| Disminución total en DAI | 81.814,8 | 95.438,6 | 115.906,3 |
| Disminución total en DAI/PIB | 11,7% | 9,7% | 10,6% |

**Nota**: Cada uno de los conceptos está ajustado con sus respectivas propensiones marginales.

CUADRO N° 9-2.3
EFECTO NETO DEL PRESUPUESTO FISCAL INTERNO
SOBRE LA DEMANDA AGREGADA INTERNA DE ORIGEN FISCAL

PROYECTO DE LEY DE PRESUPUESTO 2011
(Millones de Bolivares)
AÑO 2009-2011

| CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|
| Efecto neto sobre DAI | 82.938,4 | 95.613,4 | 57.411,7 |
| Porcentaje con respecto al PIB | 11,8% | 9,8% | 5,3% |

## 9.3 Préstamo Neto del Fisco

Este indicador tiene por objeto cuantificar el impacto que sobre las variables básicas de la economía tiene el endeudamiento y la amortización de la deuda pública, proporcionando una visión agregada del resultado que producirá en la demanda interna el financiamiento del gasto fiscal. A fin de disponer de una medición correcta de dicho efecto, estará condicionado por la composición del financiamiento interno y externo, debido a que ambos resultados afectan de manera diferente la economía.

Se espera que a través del eficiente manejo del Endeudamiento Público, se logre el objetivo de procurar los fondos requeridos para complementar el financiamiento de la gestión gubernamental, en las mejores condiciones de vencimientos y costos. En tal sentido, se estima un endeudamiento bruto del fisco por el orden de Bs. 40.359,2 millones.

Para el año 2011, el Gobierno Nacional continuará con el Programa de colocación de títulos de Deuda Pública Nacional a fin de incentivar el crecimiento económico financiando proyectos de inversión. Asimismo, se atenderán los compromisos de la República y se optimizará el manejo de pasivos.

El Ejecutivo Nacional, continuará con la política de mejoramiento del perfil de la deuda interna, mediante el aumento de la vida promedio de los instrumentos de deuda destinados al mercado doméstico, generando clima de confianza al inversor. Dicha medida esta orientada a liberar flujos monetarios que serán destinados a la inversión reproductiva y a la inversión social, lo que redundará en mejoras de la calidad de vida y reducción de la pobreza.

Para contribuir a la sostenibilidad fiscal, la política de endeudamiento para el año 2011 busca estabilizar los servicios por amortizaciones e intereses a mediano y largo plazo a través de nuevas emisiones, en los cuales optimicen los plazos y tasas de interés, y se obtenga una mejor diversificación de la cartera. En tal sentido, el Ejecutivo Nacional continuará trabajando en medidas, que le permitirá la adecuación del servicio de la deuda pública en los próximos años.

En el Proyecto de Ley de Presupuesto para ejercicio fiscal 2011, el préstamo neto del fisco, asciende a Bs. 35.593,4 millones. Este rubro esta influenciado por el endeudamiento neto y los aportes fiscales para préstamos que el Ejecutivo Nacional estima asignar al sector privado. Su objetivo es desarrollar el sistema de microfinanzas reforzando instituciones, tales como: el Banco Nacional de Vivienda y Hábitat (Banavih), el Instituto Nacional de desarrollo de la pequeña y mediana industria (Inapymi), el Fondo para el Desarrollo Agrario Socialista (Fondas), el Banco de Desarrollo de la Mujer, C.A (Banmujer), Sociedad Nacional de Garantías Recíprocas para la Mediana y Pequeña Industria, C.A. (Sogampi), entre otras. Los recursos financieros, destinados a dichos organismos, garantizarán la continuidad de los proyectos sociales y de inversión en infraestructura.

A efectos referenciales, en el siguiente cuadro se muestra la evolución del préstamo neto del fisco. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2011, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

**CUADRO N° 9-3**
**PRÉSTAMO NETO DEL FISCO**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**
**AÑO 2009-2011**

| CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|
| 1.Endeudamiento del fisco | 33.695,0 | 35.241,5 | 40.359,2 |
| 2.Amortización de la deuda fiscal | 5.087,9 | 0 | 3.044,8 |
| 3.Endeudamiento neto (1 – 2) | 28.607,1 | 35.241,5 | 37.314,4 |
| 4.Aporte fiscal para préstamos | 8.401,5 | 1.880,4 | 1.722,8 |
| 5.Préstamo neto del fisco (3 – 4) | 20.205,6 | 33.361,1 | 35.591,5 |

## 9.4 Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal

Este indicador mide el efecto que tiene la gestión fiscal sobre la base monetaria, como consecuencia de la emisión primaria de los recursos utilizados para financiar el gasto fiscal.

Efectivamente, los desembolsos que realiza el Fisco con fuentes financieras procedentes del exterior, generan recursos monetarios nuevos, que expanden la base monetaria en un monto exactamente igual a la conversión del tipo de cambio, constituyéndose de esta manera, la expansión primaria de origen fiscal.

La composición de este indicador, se encuentra sujeto al efecto combinado, de las variaciones en sus componentes fundamentales: gasto fiscal pagado, desembolsos fiscales externos, desembolsos fiscales dirigidos al público y los ingresos internos.

Para el ejercicio fiscal 2011, la expansión primaria de la base monetaria disminuye 3,7 puntos porcentuales del Producto Interno Bruto (PIB), como se explica a continuación:

- **Gasto fiscal pagado**

  Se estima que esta variable descienda a Bs. 198.889,1 millones. Esta cifra estará influida por la disminución del gasto fiscal acordado, el cual se proyecta de conformidad con la estrategia del Ejecutivo Nacional, en programar un gasto público acorde con la situación coyuntural de la economía y las medidas anti-inflacionarias.

- **Desembolsos fiscales dirigidos al público**

  Este concepto, surge de restarle al total del gasto fiscal efectivo pagado, los desembolsos fiscales dirigidos al exterior, debido a que estos representan filtraciones externas que no tienen incidencia en la economía interna. Los desembolsos fiscales externos se estiman en Bs. 10.333,2 millones, experimentando un aumento con respecto al año anterior.

## • Oferta monetaria de origen fiscal

El resultado de restarle a los desembolsos fiscales dirigidos al público el total estimado de los ingresos internos, constituye la expansión primaria de la base monetaria.

Los ingresos internos que deben deducirse, porque no tienen alguna incidencia monetaria expansiva, se estiman en Bs. 150.711,1 millones, apreciándose un incremento interanual.

En conclusión, los resultados para los años 2009, 2010 proyectado y estimado 2011, muestran que la expansión monetaria por efecto de la gestión fiscal, disminuirá la presión inflacionaria.

A efectos referenciales, en el siguiente cuadro se muestra la evolución de la expansión primaria de la oferta monetaria por efecto de la gestión fiscal. Vale la pena señalar, que las cifras interanuales no son comparativas con el año 2011, ya que corresponden al presupuesto acordado al cierre de cada ejercicio fiscal.

**CUADRO N° 9-4**
**EXPANSIÓN PRIMARIA DE LA OFERTA MONETARIA POR EFECTO DE LA GESTIÓN FISCAL**
**PROYECTO DE LEY DE PRESUPUESTO 2011**
**(MILLONES DE BOLÍVARES)**
**AÑO 2009-2011**

| | CONCEPTOS | 2009 Acordado | 2010 Acordado | 2011 Proyecto |
|---|---|---|---|---|
| 1. | Gasto fiscal acordado | 195.722,1 | 219.047,5 | 204.208,2 |
| 2. | Variación de gastos fiscales a pagar | -2.647,5 | -7.345,9 | -5.319,1 |
| 3. | **Gasto fiscal pagado (1+2)** | **193.074,6** | **211.701,6** | **198.889,1** |
| 4. | Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela | 13.457,3 | 11.024,4 | 12.442,4 |
| 5. | **Gasto fiscal efectivo pagado (3+4)** | **206.531,9** | **222.726,0** | **211.331,5** |
| 6. | Desembolsos fiscales externos | 8.059,1 | 9.219,3 | 10.333,2 |
| | 6.1 Servicio de la deuda fiscal externa | 7.416,0 | 8.583,3 | 9.658,2 |
| | 6.2 Otros pagos fiscales externos | 643,1 | 636,0 | 675,0 |
| 7. | **Desembolsos fiscales dirigidos al público (5-6)** | **198.472,9** | **213.506,7** | **200.998,3** |
| 8. | Ingresos internos | 134.058,6 | 132.589,1 | 150.711,1 |
| | 8.1 Ingresos fiscales internos | 127.109,0 | 125.597,2 | 143.923,8 |
| | 8.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela | 6.949,6 | 6.991,9 | 6.787,3 |
| 9. | **Oferta monetaria de origen fiscal (7-8)** | **64.414,3** | **80.917,7** | **50.287,2** |
| 10. | Variación porcentual interanual | -30,8% | 25,6% | -37,9% |
| 11. | Porcentaje con respecto al Producto Interno Bruto (PIB) | 9,2% | 8,3% | 4,6% |

## 9.5 Resultado Financiero de la República - Base Caja

El resultado financiero de la República - base caja, es la diferencia entre los ingresos fiscales a recaudar y los pagos estimados en el año. Por tanto, constituye una herramienta de análisis que evalúa en un solo tiempo los pagos presupuestarios del año vigente y las erogaciones pendientes de pago del ejercicio anterior, y a su vez recoge un espectro más amplio que el revelado por el movimiento del tesoro nacional, al registrar los gastos que realiza la administración central con aportes de los entes descentralizados o empresas y los movimientos financieros de los pasivos de la República, representen éstos salidas o no en efectivo.

Este enlace inter-período de los pagos, es el punto principal que lo diferencia de la Cuenta Ahorro- Inversión- Financiamiento (CAIF), dado que la metodología base caja recoge, ingresos y pagos proyectados, que van más allá de las consideraciones presupuestarias.

Para el año 2011, los ingresos base caja se espera alcancen, un monto de Bs. 164.597,8 millones, y la proyección del gasto a pagar base caja se estima en Bs. 196.022,4 millones, generando un déficit de Bs. 31.424,6 millones, que en términos del PIB esperado equivale a 2,9 por ciento. Este resultado se espera mejore al cierre del Ejercicio Fiscal, por un incremento en los ingresos corrientes, como consecuencia de una mejor valoración del precios del crudo para la cesta petrolera venezolana.

Los desembolsos corrientes y de capital estimados del año 2011 representan Bs. 177.052,8 millones, los pagos por compromisos pendientes del año 2010 se estiman en Bs. 18.642,6 millones y los gastos por subsidios ascienden a Bs. 327,0 millones.

La política de desembolsos trazada por el Ejecutivo Nacional está basada en los lineamientos que a continuación se describen:

- La realización de los desembolsos contenidos en la ley especial de endeudamiento, dependerá de la disponibilidad efectiva de los recursos por parte de la Oficina Nacional del Tesoro (ONT)

- La proyección de los pagos del gasto de funcionamiento del presupuesto para el año 2011 y los pagos pendiente del 2010, se realiza de acuerdo al comportamiento histórico de los últimos cinco años, sin incluir los pagos correspondientes al refinanciamiento o reestructuración del servicio de deuda, ya que los mismos están referidos a la amortización.

El déficit fiscal previsto para el año 2011, se explica principalmente por los siguientes eventos:

- Estimación mesurada de los ingresos petroleros, en consideración a la estrategia de mínimo riesgo, la cual pretende evitar que las fluctuaciones de éstos, se traduzcan en grandes variaciones del presupuesto nacional, que incidan desfavorablemente en el logro de las metas macroeconómicas establecidas.

- Mantenimiento del gasto corriente destinado primordialmente a la inversión social, cuyo financiamiento proviene de incremento de pasivos, ya que se observa que la asignación para el mantenimiento de la operatividad de la administración pública responde a criterios de prudencia y discreción, en correspondencia con los lineamientos establecidos para la formulación presupuestaria.

CUADRO N° 9-5
RESULTADO FINANCIERO DE LA REPÚBLICA - BASE CAJA
PROYECTO DE LEY DE PRESUPUESTO AÑO 2011
(Millones de Bolívares)

| CONCEPTOS | MONTOS |
|---|---|
| **Ingresos** | **164.597,8** |
| **Pagos Netos** | **196.022,4** |
| Del año vigente | 177.052,8 |
| Del año anterior | 18.642,6 |
| **Subsidios Directos y Otros Pagos** | **327,0** |
| **Déficit Fiscal Financiero** | **-31.424,6** |
| **Déficit Fiscal Financiero - Porcentaje del PIB** | **-2,9** |

# INFORMACIÓN ESTADÍSTICA

EXPOSICIÓN DE MOTIVOS 2011

# CAPÍTULO 5

## PRESUPUESTO DE INGRESOS Y FUENTES DE FINANCIAMIENTO

### Listado de cuadros de la serie estadística (2006- 2011)

Cuadro 5.1-1

**Ingresos y Fuentes de Financiamiento de la República**

(Miles de Bolívares)

2006 - 2011

| CONCEPTOS | 2006 | 2007 1/ | 2008 2/ | 2009 2/ | 2010 3/ | 2011 4/ |
|---|---|---|---|---|---|---|
| **A. INGRESOS CORRIENTES** | **116.812.842** | **138.487.382** | **165.306.376** | **150.130.163** | **174.116.037** | **163.698.961** |
| **A.1 INGRESOS CORRIENTES ORDINARIOS** | 111.060.752 | 130.121.354 | 152.141.630 | 137.091.870 | 151.193.098 | 163.698.961 |
| **1. Petroleros** | 62.721.238 | 71.716.843 | 82.432.206 | 53.230.829 | 53.793.749 | 45.293.000 |
| **1.1 Ingresos Tributarios** | 15.747.266 | 20.025.714 | 17.834.247 | 12.944.054 | 8.899.000 | 6.721.000 |
| **Impuestos Directos** | 15.747.266 | 20.025.714 | 17.834.247 | 12.944.054 | 8.899.000 | 6.721.000 |
| **- Impuesto Sobre la Renta** | 15.747.266 | 20.025.714 | 17.834.247 | 12.944.054 | 8.899.000 | 6.721.000 |
| **1.2 Ingresos no Tributarios** | 46.973.973 | 51.691.128 | 64.597.959 | 40.286.775 | 44.894.749 | 38.572.000 |
| **- Ingresos del Dominio Petrolero** | 44.141.973 | 46.159.128 | 60.297.959 | 35.986.775 | 40.594.749 | 34.272.000 |
| **- Utilidades, Rentas y Dividendos** | 2.832.000 | 5.532.000 | 4.300.000 | 4.300.000 | 4.300.000 | 4.300.000 |
| **Dividendos de petróleos de Venezuela, S.A. (Pdvsa)** | 2.832.000 | 5.532.000 | 4.300.000 | 4.300.000 | 4.300.000 | 4.300.000 |
| **2. No Petroleros** | 48.339.513 | 58.404.511 | 69.709.424 | 83.861.041 | 97.399.349 | 118.405.961 |
| **2.1 Ingresos Tributarios** | 45.819.845 | 56.320.241 | 66.703.100 | 81.149.273 | 95.672.952 | 115.947.680 |
| **Impuestos Directos** | 11.968.202 | 16.828.420 | 21.937.650 | 26.494.065 | 27.379.165 | 30.436.627 |
| **- Impuesto Sobre la Renta** | 11.896.620 | 16.710.213 | 21.819.137 | 26.318.592 | 27.208.595 | 30.220.279 |
| **Hierro** | 24.121 | 30.878 | 21.265 | 36.725 | 0 | 0 |
| **Otros minerales** | 8.967 | 30.795 | 0 | 152.397 | 0 | 0 |
| **Otras actividades 5/** | 11.863.533 | 16.648.539 | 21.797.872 | 26.129.470 | 27.208.595 | 30.220.279 |
| **- Impuesto Sobre Herencias, Legados y Regalos** | 71.582 | 118.207 | 118.513 | 175.472 | 170.570 | 216.348 |
| **Impuestos sobre sucesiones, donaciones y demás ramos conexos** | 71.582 | 118.207 | 118.513 | 175.472 | 170.570 | 216.348 |
| **Impuestos Indirectos** | 33.851.643 | 39.491.821 | 44.765.449 | 54.655.209 | 68.293.788 | 85.511.053 |
| **- Impuestos de Importación** | 5.507.406 | 8.284.436 | 7.266.985 | 5.914.033 | 7.338.662 | 8.547.130 |
| **- Impuestos sobre la produccón, el consumo y las transacciones financieras** | 28.307.218 | 31.110.734 | 37.327.920 | 48.537.931 | 60.724.799 | 76.693.126 |
| **Impuesto al valor agregado (Neto)** | 25.298.131 | 27.563.750 | 31.396.222 | 41.627.791 | 51.617.142 | 61.366.303 |
| **Impuestos de licores** | 669.952 | 1.074.282 | 1.291.228 | 1.764.667 | 1.952.232 | 2.560.021 |
| **Impuestos de cigarrillos** | 931.958 | 1.365.693 | 3.246.492 | 4.204.315 | 5.370.928 | 6.247.792 |
| **Impuesto a la producción de fósforos** | 1.621 | 1.660 | 682 | 2.183 | 12.751 | 0 |
| **Impuesto al consumo general a la gasolina** | 168.449 | 156.823 | 192.507 | 172.781 | 263.637 | 502.674 |
| **Impuesto al consumo general de otros derivados del petróleo** | 571.303 | 541.929 | 965.492 | 564.175 | 793.024 | 3.410.366 |
| **Impuesto al consumo propio de gasolina** | 9.998 | 2.330 | 274 | 199 | 2.000 | 4.388 |
| **Impuesto al consumo propio de otros derivados del petróleo** | 9.486 | 2.848 | 15.608 | 18.698 | 15.000 | 32.912 |
| **Impuesto sobre telecomunicaciones** | 323.330 | 401.419 | 219.415 | 183.122 | 698.085 | 2.568.670 |
| **Derechos de registro inmobiliario** | 0 | 0 | 0 | 0 | 0 | 0 |
| **Impuesto al débito bancario 6/** | 322.992 | 0 | 0 | 0 | 0 | 0 |
| **- Impuestos a las actividades de juegos de envite o azar** | 37.019 | 96.652 | 170.544 | 203.244 | 230.327 | 270.796 |
| **2.2 Ingresos no Tributarios** | 569.331 | 791.639 | 976.527 | 659.896 | 1.146.977 | 1.605.375 |
| **Ingresos por Tasas** | 489.720 | 630.787 | 912.813 | 573.163 | 1.050.782 | 1.251.045 |
| **Servicios de aduana** | 382.986 | 527.917 | 791.908 | 514.459 | 893.884 | 571.851 |
| **Servicio de telecomunicaciones** | 0 | 0 | 27.405 | 0 | 46.685 | 54.371 |
| **Servicio de riego y drenaje** | 3 | 0 | 1 | 0 | 0 | 0 |
| **Bandas de garantía, cápsulas y sellos** | 15.224 | 13.633 | 31.272 | 0 | 39.284 | 60.324 |
| **Timbres fiscales** | 84.158 | 71.400 | 54.266 | 58.705 | 60.832 | 265.250 |
| **Servicios sociales y administrativos** | 7.349 | 17.836 | 7.962 | 0 | 10.098 | 299.249 |
| **Ingresos del Dominio Minero** | 79.611 | 160.851 | 63.714 | 86.733 | 96.195 | 354.330 |
| **Hierro** | 18.403 | 16.216 | 8.383 | 18.314 | 40.234 | 148.280 |
| **Otros minerales** | 61.208 | 144.635 | 55.331 | 68.420 | 55.961 | 206.050 |

Cuadro 5.1-2
## Ingresos y Fuentes de Financiamiento de la República
(Miles de Bolívares)
2006 - 2011

| CONCEPTOS | 2006 | 2007 1/ | 2008 2/ | 2009 2/ | 2010 3/ | 2011 4/ |
|---|---|---|---|---|---|---|
| 2.3 Ingresos por la Venta de Bienes y Servicios de la Administración Pública | 1.280 | 1.079 | 1.969 | 0 | 0 | 0 |
| Ingresos por la venta de publicaciones oficiales y formularios | 1.280 | 1.079 | 1.969 | 0 | 0 | 0 |
| 2.4 Ingresos de la Propiedad | 1.057.867 | 233.289 | 442.535 | 151.237 | 533 | 1.840 |
| Utilidades Netas Semestrales BCV | 997.015 | 71.279 | 442.379 | 151.083 | 0 | 0 |
| Alquileres | 876 | 875 | 156 | 154 | 533 | 1.840 |
| Utilidades de acciones y participaciones del sector privado empresarial | 222 | 86 | 0 | 0 | 0 | 0 |
| Intereses por depósitos a plazo fijo | 34.241 | 45.318 | 0 | 0 | 0 | 0 |
| Intereses por depósitos a la vista | 25.513 | 115.731 | 0 | 0 | 0 | 0 |
| 2.5 Otros Ingresos | 891.190 | 1.058.264 | 1.585.293 | 1.900.634 | 578.886 | 851.066 |
| 2.5.1 Otros Ingresos Ordinarios Seniat | 0 | 0 | 1.461.782 | 1.700.131 | 347.603 | 0 |
| 2.5.2 Diversos Ingresos | 825.156 | 675.795 | 20.446 | 51.551 | 68.942 | 475.936 |
| Multas por varios ramos | 255.983 | 288.237 | 12.164 | 17.497 | 45.695 | 77.292 |
| Intereses moratorios | 569.157 | 387.557 | 8.243 | 33.600 | 23.202 | 398.611 |
| Reparos fiscales | 16 | 1 | 38 | 454 | 44 | 32 |
| 2.5.3 Otros Ingresos Ordinarios | 66.034 | 382.469 | 103.065 | 148.952 | 162.342 | 375.130 |
| A.2 INGRESOS CORRIENTES EXTRAORDINARIOS | 5.752.090 | 8.366.028 | 13.164.746 | 13.038.293 | 22.922.940 | 0 |
| 1. Petroleros | 0 | 0 | 0 | 0 | 0 | 0 |
| 1.1 No Tributarios | 0 | 0 | 0 | 0 | 0 | 0 |
| 2. No Petroleros | 5.752.090 | 8.366.028 | 13.164.746 | 13.038.293 | 22.922.940 | 0 |
| 2.1 Tributarios | 0 | 2.557.947 | 6.131.758 | 0 | 0 | 0 |
| - Impuesto a las Transacciones Financieras | 0 | 2.557.947 | 6.131.758 | 0 | 0 | 0 |
| 2.2 No Tributarios | 5.752.090 | 5.808.080 | 7.032.988 | 13.038.293 | 22.922.940 | 0 |
| - Utilidades Netas Semestrales BCV | 0 | 0 | 0 | 0 | 0 | 0 |
| - Otros Ingresos Extraordinarios: | 5.752.090 | 5.808.080 | 7.032.988 | 13.038.293 | 22.922.940 | 0 |
| Intereses de inversiones | 0 | 857.571 | 1.407.128 | 869.487 | 193.367 | 0 |
| Dividendos de Cantv | 0 | 0 | 576.478 | 633.187 | 1.025.760 | 0 |
| Dividendos extraordinarios Banco Agrícola | 0 | 0 | 0 | 0 | 50.000 | 0 |
| Dividendos Banco de Venezuela | 0 | 0 | 0 | 0 | 348.140 | 0 |
| Intereses de colaterales | 718.869 | 0 | 0 | 0 | 0 | 0 |
| Intereses colocaciones ONT | 875.938 | 0 | 0 | 0 | 0 | 0 |
| Prima por emisión de bonos | 2.040.988 | 1.662.731 | 0 | 0 | 0 | 0 |
| Inversiones ONT | 2.049.723 | 0 | 0 | 0 | 0 | 0 |
| Ingresos por obtención indebida de devoluciones o reintegros | 65.841 | 391.323 | 0 | 0 | 0 | 0 |
| Finiquito de fideicomiso | 599 | 0 | 0 | 0 | 0 | 0 |
| Ingresos obtenidos por procesos licitatorios | 2 | 0 | 0 | 0 | 0 | 0 |
| Pagos por siniestros | 129 | 0 | 0 | 0 | 0 | 0 |
| Prima y utilidades Bonos del Sur II | 0 | 470.259 | 0 | 0 | 0 | 0 |
| Otras operaciones de inversiones | 0 | 631.812 | 1.392.384 | 7.030.159 | 823.640 | 0 |
| Devolución de fondos | 0 | 8.766 | 0 | 0 | 0 | 0 |
| Reintegros por siniestros | 0 | 227 | 0 | 0 | 0 | 0 |
| Transferencia del Fonden C.A. al Tesoro Nacional Fondo Miranda III | 0 | 1.083.750 | 0 | 0 | 0 | 0 |
| Otorgamiento concesión Movilnet | 0 | 258.000 | 0 | 0 | 0 | 0 |
| Donación de la Comunidad Económica Europea | 0 | 3.239 | 0 | 0 | 0 | 0 |
| Ingresos por indemnización | 0 | 100 | 0 | 0 | 0 | 0 |
| Prima bonos (oferta combinada Bonos Soberanos Internacionales 2023-2028) | 0 | 0 | 844.000 | 0 | 0 | 0 |
| Traspasos del Fonden al Fondo Simón Bolívar | 0 | 0 | 2.812.997 | 0 | 0 | 0 |
| Transferencia de recursos del servicio autónomo de Registro y Notaria "Fondo Renot" | 0 | 0 | 0 | 290.000 | 149.586 | 0 |
| Transferencia del Fondo MAO proveniente de Bandes | 0 | 0 | 0 | 200.000 | 0 | 0 |
| Prima de Boden y TICC, Bonos del Sur III | 0 | 440.228 | 0 | 0 | 0 | 0 |
| Ingresos por la venta de otros bienes y servicios | 0 | 76 | 0 | 0 | 0 | 0 |
| Prima por bonos soberanos 2019 y 2024 | 0 | 0 | 0 | 4.015.460 | 0 | 0 |
| Fondo Independencia | 0 | 0 | 0 | 0 | 14.641.192 | 0 |
| Diferencial cambiario | 0 | 0 | 0 | 0 | 5.691.255 | 0 |

**Cuadro 5.1-3**

**Ingresos y Fuentes de Financiamiento de la República**

**(Miles de Bolívares)**

**2006 - 2011**

| CONCEPTOS | 2006 | 2007 1/ | 2008 2/ | 2009 2/ | 2010 3/ | 2011 4/ |
|---|---|---|---|---|---|---|
| **B. FUENTES DE FINANCIAMIENTO** | **11.542.567** | **8.543.852** | **11.937.001** | **36.846.184** | **35.333.532** | **40.509.227** |
| **B.1 DISMINUCIÓN DE ACTIVOS FINANCIEROS** | 4.701.632 | 285.869 | 3.128.890 | 3.151.148 | 92.016 | 150.052 |
| **1. Disminución de deudas de cuentas por rendir a corto plazo (reintegros)** | 126 | 210 | 1.228.890 | 2.671.373 | 92.016 | 150.052 |
| **1.1 Efectuados por cuentadantes y particulares 7/** | 126 | 210 | 1.228.890 | 2.671.373 | 92.016 | 150.052 |
| **2. Ingresos por devoluciones** | 0 | 0 | 0 | 0 | 0 | 0 |
| **3. Disminución de fondos en avance, anticipo y en fideicomiso** | 301.545 | 285.658 | 0 | 0 | 0 | 0 |
| **4. Disminución de dépositos en garantía a mediano y largo plazo** | 4.399.961 | 0 | 0 | 0 | 0 | 0 |
| **5. Disminución de otros activos financieros** | 0 | 0 | 1.900.000 | 479.775 | 0 | 0 |
| **5.1 Venta de bienes** | 0 | 0 | 0 | 0 | 0 | 0 |
| **5.2 Pagares Convenio Cuba** | 0 | 0 | 0 | 0 | 0 | 0 |
| **5.3 Pagares Convenio Jamaica** | 0 | 0 | 0 | 0 | 0 | 0 |
| **5.4 Operaciones Swap de Crédito Público** | 0 | 0 | 0 | 0 | 0 | 0 |
| **5.5 Remanente de reintegro de Proyecto Social Especial** | 0 | 0 | 1.900.000 | 0 | 0 | 0 |
| **5.6 Otros activos financieros 8/** | 0 | 0 | 0 | 479.775 | 0 | 0 |
| **B.2 INCREMENTO DE PASIVOS FINANCIEROS** | | | | | | |
| **1. ENDEUDAMIENTO:** | 6.840.935 | 8.257.983 | 8.808.111 | 33.695.036 | 35.241.516 | 40.359.175 |
| **1.1 Proyectos por endeudamiento** | 260.315 | 3.027.624 | 2.517.211 | 2.856.708 | 4.948.462 | 9.629.483 |
| **Proyectos por endeudamiento año vigente** | 213.516 | 3.009.915 | 2.400.856 | 2.856.708 | 4.948.462 | 9.629.483 |
| **Proyectos por endeudamiento años anteriores** | 46.799 | 17.709 | 116.356 | 0 | 0 | 0 |
| **1.2 Gestión fiscal** | 0 | 0 | 0 | 21.731.264 | 20.000.000 | 20.000.000 |
| **1.3 Servicio deuda pública** | 6.580.620 | 5.230.359 | 6.290.900 | 6.113.938 | 10.293.054 | 10.729.693 |
| **1.4 Cancelación de compromisos** | 0 | 0 | 0 | 0 | 0 | 0 |
| **1.5 Proyectos agricolas** | 0 | 0 | 0 | 2.993.126 | 0 | 0 |
| **TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO** | **128.355.409** | **147.031.233** | **177.243.377** | **186.976.347** | **209.449.570** | **204.208.188** |

**1/** Cifras reales Enero - Diciembre.
**2/** Cifras provisionales Enero - Diciembre.
**3/** Cifras provisionales Enero - Agosto, estimadas Septiembre - Diciembre.
**4/** Proyecto de Ley de Presupuesto.
**5/** Incluye ISLR personas naturales e ISLR otras personas jurídicas.
**6/** Se incluye como Ingreso Ordinario a partir del año 2005.
**7/** En los años 2008 y 2009 se incluyen reintegros no utilizados en ejercicios anteriores.
**8/** Incluye recursos del Fondo Miranda V.
**Fuente:** Onapre
**Nota:** Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

# CAPÍTULO 6

## PRESUPUESTO DE GASTOS Y APLICACIONES FINANCIERAS

### Listado de cuadros de la serie estadística (2006 – 2011)

**Cuadro 6.1**

**Clasificación Institucional del Gasto**

**(Miles de Bolívares)**

**2006-2010**

| ORGANISMOS | 2006 | 2007 | 2008 | 2009 | 2010 a/ |
|---|---|---|---|---|---|
| **TOTAL** | **128.261.073** | **143.243.259** | **192.543.448** | **195.722.104** | **219.047.500** |
| 01 ASAMBLEA NACIONAL | 641.253 | 714.507 | 946.351 | 857.570 | 817.711 |
| 02 CONTRALORÍA GENERAL DE LA REPÚBLICA | 137.500 | 144.460 | 177.006 | 208.508 | 379.149 |
| 03 CONSEJO NACIONAL ELECTORAL | 1.110.554 | 1.226.415 | 1.637.782 | 1.693.867 | 2.133.401 |
| 06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES | 622.321 | 930.620 | 1.224.847 | 1.188.707 | 1.102.393 |
| 07 MINISTERIO DEL PODER POPULAR PARA ECONOMÍA Y FINANZAS | 22.282.444 | 17.989.863 | 23.753.568 | 20.367.518 | 8.370.639 |
| 08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA | 6.455.594 | 6.751.082 | 9.199.346 | 8.925.530 | 12.716.758 |
| 10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN | 14.741.549 | 19.023.897 | 25.339.588 | 30.904.527 | 30.571.513 |
| 13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL | 7.545.604 | 11.112.025 | 15.170.939 | 17.753.346 | 27.177.728 |
| 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE | 2.946.471 | 2.723.420 | 3.399.665 | 1.858.508 | 2.927.616 |
| 21 TRIBUNAL SUPREMO DE JUSTICIA | 2.369.491 | 3.196.385 | 4.033.454 | 4.127.153 | 4.826.133 |
| 23 MINISTERIO PÚBLICO | 552.227 | 710.722 | 1.159.645 | 1.037.415 | 1.655.301 |
| 25 PROCURADURÍA GENERAL DE LA REPÚBLICA | 62.475 | 84.762 | 122.342 | 138.834 | 167.119 |
| 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA | 27.283.525 | 29.549.277 | 38.536.028 | 38.852.765 | 40.861.217 |
| 28 MINISTERIO DEL PODER POPULAR PARA LA INFRAESTRUCTURA | 6.563.297 | 4.167.530 | 6.696.536 | 996.136 | |
| 29 MINISTERIO DEL PODER POPULAR PARA LA PLANIFICACIÓN Y DESARROLLO | 4.373.144 | 5.090.813 | 4.559.754 | 7.336.964 | 3.506.093 |
| 30 MINISTERIO DEL PODER POPULAR PARA CIENCIA Y TECNOLOGÍA | 684.599 | 880.920 | 843.008 | 170.792 | |
| 32 DEFENSORÍA DEL PUEBLO | 43.315 | 48.548 | 85.168 | 82.152 | 132.745 |
| 33 VICEPRESIDENCIA DE LA REPÚBLICA | 95.654 | 106.927 | 165.078 | 606.875 | 5.460.756 |
| 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS | 2.269.981 | 2.831.655 | 5.238.191 | 6.100.336 | 3.160.365 |
| 35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA | 9.335.826 | 9.664.102 | 12.860.647 | 13.539.222 | 11.977.666 |
| 36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN | 350.903 | 390.360 | 693.305 | 818.883 | 1.004.796 |
| 37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA | 365.421 | 411.946 | 544.882 | 619.846 | 3.445.690 |
| 38 CONSEJO MORAL REPUBLICANO | 2.991 | 3.016 | 4.416 | 4.111 | 4.111 |
| 39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA | 20.477 | 20.910 | 20.910 | 19.646 | 20.982 |
| 40 MINISTERIO DEL PODER POPULAR PARA LA ECONOMÍA COMUNAL | 2.573.191 | 1.512.173 | 1.496.330 | 125.701 | |
| 41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN | 932.626 | 2.373.329 | 4.256.135 | 3.421.499 | 3.116.887 |
| 42 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS LIGERAS Y COMERCIC | 349.525 | 274.029 | 411.759 | 65.090 | |
| 43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA | 336.920 | 113.997 | 220.843 | 126.527 | 1.055.886 |
| 44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO | 160.280 | 115.304 | 138.115 | 181.730 | 142.390 |
| 45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO | 450.071 | 2.084.793 | 2.951.738 | 2.919.163 | 336.604 |
| 46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA | 693.125 | 889.721 | 1.078.035 | 1.002.978 | 961.304 |
| 47 MINISTERIO DEL PODER POPULAR PARA LA VIVIENDA Y HÁBITAT | 4.897.774 | 5.691.668 | 6.176.071 | 114.351 | |
| 48 MINISTERIO DEL PODER POPULAR PARA LA PARTICIPACIÓN Y PROTECCIÓN SOCIAL | 869.041 | 1.829.409 | 6.564.967 | 1.043.948 | |
| 49 MINISTERIO DEL PODER POPULAR PARA LA SALUD | 6.141.904 | 7.749.565 | 10.755.940 | 2.696.152 | |
| 50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE | | 951.690 | 833.219 | 793.767 | 880.817 |
| 51 MINISTERIO DEL PODER POPULAR PARA LAS TELECOMUNICACIONES Y LA INFORMÁTICA | | 1.660.001 | 955.468 | 492.150 | |
| 52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS | | 223.418 | 291.474 | 145.116 | 144.116 |
| 53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO | | | | 227.258 | 336.934 |
| 54 MINISTERIO DEL PODER POPULAR PARA LA SALUD | | | | 10.292.912 | 16.109.835 |
| 55 MINISTERIO DEL PODER POPULAR PARA LAS OBRAS PÚBLICAS Y VIVIENDA | | | | 7.700.127 | 3.452.204 |
| 56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS | | | | 1.242.147 | 1.859.755 |
| 57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | | | | 4.445.779 | 5.694.873 |
| 58 MINISTERIO DEL PODER POPULAR PARA LA MUJER Y LA IGUALDAD DE GÉNERO | | | | 476.498 | 483.696 |
| 59 MINISTERIO DEL PODER POPULAR PARA ENERGÍA ELÉCTRICA | | | | | 4.798.269 |
| 60 MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS | | | | | 13.122.207 |
| 61 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES | | | | | 3.302.967 |
| 62 MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HÁBITAT | | | | | 828.874 |
| RECTIFICACIONES AL PRESUPUESTO | | | 898 | | |

**Fuente:** Onapre

**Notas:**

a/ Cifras estimadas al 31/12/2010

Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.2

## Clasificación Institucional del Gasto

Proyecto de Ley de Presupuesto 2011

(En Bolívares)

| ÓRGANOS DE LA REPÚBLICA | MONTO |
|---|---|
| **TOTAL** | **204.208.188.048** |
| 01 ASAMBLEA NACIONAL | 832.626.998 |
| 02 CONTRALORÍA GENERAL DE LA REPÚBLICA | 274.824.770 |
| 03 CONSEJO NACIONAL ELECTORAL | 1.715.516.130 |
| 06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES | 1.099.673.549 |
| 08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA | 10.228.518.093 |
| 10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN | 26.191.641.647 |
| 13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL | 15.357.092.802 |
| 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE | 1.886.882.508 |
| 21 TRIBUNAL SUPREMO DE JUSTICIA | 4.728.012.800 |
| 23 MINISTERIO PÚBLICO | 1.371.839.217 |
| 25 PROCURADURÍA GENERAL DE LA REPÚBLICA | 90.694.204 |
| 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA | 37.190.980.123 |
| 32 DEFENSORÍA DEL PUEBLO | 113.420.651 |
| 33 VICEPRESIDENCIA DE LA REPÚBLICA | 924.477.580 |
| 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS | 2.511.922.688 |
| 35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA | 11.784.526.958 |
| 36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN | 598.193.783 |
| 37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA | 3.415.031.451 |
| 38 CONSEJO MORAL REPUBLICANO | 4.166.576 |
| 39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA | 20.766.818 |
| 41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN | 3.171.558.660 |
| 43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA | 1.521.922.574 |
| 44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO | 123.708.141 |
| 45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO | 290.547.597 |
| 46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA | 950.699.568 |
| 50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE | 778.605.795 |
| 52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS | 146.395.923 |
| 53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO | 236.613.654 |
| 54 MINISTERIO DEL PODER POPULAR PARA LA SALUD | 15.459.046.621 |
| 56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS | 1.957.219.761 |
| 57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | 2.515.374.985 |
| 58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO | 308.921.143 |
| 59 MINISTERIO DEL PODER POPULAR PARA ENERGÍA ELÉCTRICA | 7.072.484.324 |
| 60 MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS | 29.501.521.321 |
| 61 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES | 5.422.382.260 |
| 62 MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HÁBITAT | 2.073.575.250 |
| 63 CONSEJO FEDERAL DE GOBIERNO | 10.699.811.604 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.3
# Clasificación Institucional del Gasto por Fuentes de Financiamiento
### Proyecto de Ley Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **TOTAL** | **163.698.961.000** | **9.629.482.575** | **10.729.692.583** | **20.000.000.000** | **150.051.890** | **204.208.188.048** |
| 01 ASAMBLEA NACIONAL | 832.626.998 | 0 | 0 | 0 | 0 | 832.626.998 |
| 02 CONTRALORÍA GENERAL DE LA REPÚBLICA | 274.824.770 | 0 | 0 | 0 | 0 | 274.824.770 |
| 03 CONSEJO NACIONAL ELECTORAL | 1.715.516.130 | 0 | 0 | 0 | 0 | 1.715.516.130 |
| 06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES | 1.099.673.549 | 0 | 0 | 0 | 0 | 1.099.673.549 |
| 08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA | 7.616.573.891 | 29.524.961 | 0 | 2.582.419.241 | 0 | 10.228.518.093 |
| 10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN | 19.559.830.206 | 0 | 0 | 6.631.811.441 | 0 | 26.191.641.647 |
| 13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL | 11.468.625.439 | 0 | 0 | 3.888.467.363 | 0 | 15.357.092.802 |
| 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE | 971.317.303 | 915.565.205 | 0 | 0 | 0 | 1.886.882.508 |
| 21 TRIBUNAL SUPREMO DE JUSTICIA | 4.728.012.800 | 0 | 0 | 0 | 0 | 4.728.012.800 |
| 23 MINISTERIO PÚBLICO | 1.371.839.217 | 0 | 0 | 0 | 0 | 1.371.839.217 |
| 25 PROCURADURÍA GENERAL DE LA REPUBLICA | 90.694.204 | 0 | 0 | 0 | 0 | 90.694.204 |
| 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA | 37.018.808.698 | 22.119.535 | 0 | 0 | 150.051.890 | 37.190.980.123 |
| 32 DEFENSORIA DEL PUEBLO | 113.420.651 | 0 | 0 | 0 | 0 | 113.420.651 |
| 33 VICEPRESIDENCIA DE LA REPÚBLICA | 814.911.910 | 109.565.670 | 0 | 0 | 0 | 924.477.580 |
| 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS | 2.278.944.690 | 232.977.998 | 0 | 0 | 0 | 2.511.922.688 |
| 35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA | 8.800.645.239 | 0 | 0 | 2.983.881.719 | 0 | 11.784.526.958 |
| 36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN | 598.193.783 | 0 | 0 | 0 | 0 | 598.193.783 |
| 37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA | 3.384.006.379 | 31.025.072 | 0 | 0 | 0 | 3.415.031.451 |
| 38 CONSEJO MORAL REPUBLICANO | 4.166.576 | 0 | 0 | 0 | 0 | 4.166.576 |
| 39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA | 20.766.818 | 0 | 0 | 0 | 0 | 20.766.818 |
| 41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACION | 3.171.558.660 | 0 | 0 | 0 | 0 | 3.171.558.660 |
| 43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERIA | 113.166.907 | 1.408.755.667 | 0 | 0 | 0 | 1.521.922.574 |
| 44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO | 123.708.141 | 0 | 0 | 0 | 0 | 123.708.141 |
| 45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO | 290.547.597 | 0 | 0 | 0 | 0 | 290.547.597 |
| 46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA | 950.699.568 | 0 | 0 | 0 | 0 | 950.699.568 |
| 50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE | 778.605.795 | 0 | 0 | 0 | 0 | 778.605.795 |
| 52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS | 146.395.923 | 0 | 0 | 0 | 0 | 146.395.923 |
| 53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO | 236.613.654 | 0 | 0 | 0 | 0 | 236.613.654 |
| 54 MINISTERIO DEL PODER POPULAR PARA LA SALUD | 11.542.221.312 | 3.405.073 | 0 | 3.913.420.236 | 0 | 15.459.046.621 |
| 56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS | 1.957.219.761 | 0 | 0 | 0 | 0 | 1.957.219.761 |
| 57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | 2.515.374.985 | 0 | 0 | 0 | 0 | 2.515.374.985 |
| 58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GÉNERO | 308.921.143 | 0 | 0 | 0 | 0 | 308.921.143 |
| 59 MINISTERIO DEL PODER POPULAR PARA ENERGÍA ELÉCTRICA | 2.333.208.607 | 4.739.275.717 | 0 | 0 | 0 | 7.072.484.324 |
| 60 MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS | 18.737.839.995 | 33.988.743 | 10.729.692.583 | 0 | 0 | 29.501.521.321 |
| 61 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES | 3.319.103.326 | 2.103.278.934 | 0 | 0 | 0 | 5.422.382.260 |
| 62 MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HABITAT | 2.073.575.250 | 0 | 0 | 0 | 0 | 2.073.575.250 |
| 63 CONSEJO FEDERAL DE GOBIERNO | 10.699.811.604 | 0 | 0 | 0 | 0 | 10.699.811.604 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 | 0 | 0 | 0 | 0 | 1.636.989.521 |

**Fuente:** Onapre

Cuadro 6.4

## Clasificación Institucional del Gasto por Acciones Centralizadas y por Proyectos

**Proyecto de Ley Presupuesto 2011**

**(En Bolívares)**

| DENOMINACIÓN | ACCIONES CENTRALIZADAS | PROYECTOS | RECTIFIC. | TOTAL |
|---|---|---|---|---|
| **TOTAL** | **109.310.121.982** | **93.261.076.545** | **1.636.989.521** | **204.208.188.048** |
| 01 ASAMBLEA NACIONAL | 554.038.928 | 278.588.070 | 0 | 832.626.998 |
| 02 CONTRALORÍA GENERAL DE LA REPÚBLICA | 164.391.535 | 110.433.235 | 0 | 274.824.770 |
| 03 CONSEJO NACIONAL ELECTORAL | 1.462.153.627 | 253.362.503 | 0 | 1.715.516.130 |
| 06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES | 574.404.649 | 525.268.900 | 0 | 1.099.673.549 |
| 08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA | 7.306.269.654 | 2.922.248.439 | 0 | 10.228.518.093 |
| 10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN | 8.117.960.126 | 18.073.681.521 | 0 | 26.191.641.647 |
| 13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL | 1.332.776.790 | 14.024.316.012 | 0 | 15.357.092.802 |
| 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE | 861.277.525 | 1.025.604.983 | 0 | 1.886.882.508 |
| 21 TRIBUNAL SUPREMO DE JUSTICIA | 1.644.908.261 | 3.083.104.539 | 0 | 4.728.012.800 |
| 23 MINISTERIO PÚBLICO | 575.633.904 | 796.205.313 | 0 | 1.371.839.217 |
| 25 PROCURADURÍA GENERAL DE LA REPÚBLICA | 51.613.817 | 39.080.387 | 0 | 90.694.204 |
| 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA | 33.478.241.991 | 3.712.738.132 | 0 | 37.190.980.123 |
| 32 DEFENSORÍA DEL PUEBLO | 39.113.635 | 74.307.016 | 0 | 113.420.651 |
| 33 VICEPRESIDENCIA DE LA REPÚBLICA | 391.416.617 | 533.060.963 | 0 | 924.477.580 |
| 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS | 1.575.105.090 | 936.817.598 | 0 | 2.511.922.688 |
| 35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA | 5.939.797.399 | 5.844.729.559 | 0 | 11.784.526.958 |
| 36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN | 240.655.413 | 357.538.370 | 0 | 598.193.783 |
| 37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA | 327.378.827 | 3.087.652.624 | 0 | 3.415.031.451 |
| 38 CONSEJO MORAL REPUBLICANO | 2.450.069 | 1.716.507 | 0 | 4.166.576 |
| 39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA | 9.633.765 | 11.133.053 | 0 | 20.766.818 |
| 41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN | 246.080.158 | 2.925.478.502 | 0 | 3.171.558.660 |
| 43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA | 52.902.350 | 1.469.020.224 | 0 | 1.521.922.574 |
| 44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO | 113.931.530 | 9.776.611 | 0 | 123.708.141 |
| 45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO | 75.270.847 | 215.276.750 | 0 | 290.547.597 |
| 46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA | 285.577.571 | 665.121.997 | 0 | 950.699.568 |
| 50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE | 237.063.912 | 541.541.883 | 0 | 778.605.795 |
| 52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS | 31.810.856 | 114.585.067 | 0 | 146.395.923 |
| 53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO | 210.809.968 | 25.803.686 | 0 | 236.613.654 |
| 54 MINISTERIO DEL PODER POPULAR PARA LA SALUD | 7.052.988.913 | 8.406.057.708 | 0 | 15.459.046.621 |
| 56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIA | 1.364.289.909 | 592.929.852 | 0 | 1.957.219.761 |
| 57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | 1.236.320.492 | 1.279.054.493 | 0 | 2.515.374.985 |
| 58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GENERO | 125.444.664 | 183.476.479 | 0 | 308.921.143 |
| 59 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA ELÉCTRICA | 469.831.045 | 6.602.653.279 | 0 | 7.072.484.324 |
| 60 MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS | 28.919.458.512 | 582.062.809 | 0 | 29.501.521.321 |
| 61 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES | 3.195.743.746 | 2.226.638.514 | 0 | 5.422.382.260 |
| 62 MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HÁBITAT | 1.022.567.250 | 1.051.008.000 | 0 | 2.073.575.250 |
| 63 CONSEJO FEDERAL DE GOBIERNO | 20.808.637 | 10.679.002.967 | 0 | 10.699.811.604 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 1.636.989.521 | 1.636.989.521 |

**Fuente:** Onapre

Cuadro 6.5

## Clasificación Institucional por Objeto del Gasto

Proyecto de Ley de Presupuesto 2011

(En Bolívares)

| ORGANISMOS | 4.01 GASTOS DE PERSONAL | 4.02 MATERIALES, SUMINISTROS Y MERCANCÍAS | 4.03 SERVICIOS NO PERSONALES | 4.04 ACTIVOS REALES | 4.05 ACTIVOS FINANCIEROS | 4.06 DEFENSA Y SEGURIDAD DEL ESTADO | 4.07 TRANSFERENCIAS Y DONACIONES | 4.08 OTROS GASTOS | 4.09 ASIGNACIONES NO DISTRIBUIDAS | 4.10 SERVICIO DE LA DEUDA PÚBLICA | 4.11 DISMINUCIÓN DE PASIVOS | 4.98 RECTIFIC. | TOTAL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL** | **45.788.251.795** | **4.026.210.190** | **3.966.747.440** | **1.227.098.449** | **226.190.557** | **164.472.865** | **121.708.165.758** | **5.032.623** | **20.000.000** | **25.001.603.816** | **437.425.034** | **1.636.989.521** | **204.208.188.048** |
| 01 ASAMBLEA NACIONAL | 501.741.173 | 16.708.960 | 33.985.633 | 16.595.423 | | | 256.030.326 | | | | 7.565.483 | | 832.626.998 |
| 02 CONTRALORIA GENERAL DE LA REPÚBLICA | 97.874.128 | 7.939.191 | 30.795.411 | 12.857.137 | | | 125.158.903 | | | | 200.000 | | 274.824.770 |
| 03 CONSEJO NACIONAL ELECTORAL | 966.882.820 | 63.763.052 | 393.754.068 | 20.483.277 | | | 270.141.170 | | | | 491.743 | | 1.715.516.130 |
| 06 MINISTERIO DEL PODER POPULAR PARA RELACIONES EXTERIORES | 669.025.107 | 33.900.901 | 235.821.980 | 8.067.397 | | 1.000.000 | 134.616.987 | | | | 17.241.177 | | 1.099.673.549 |
| 08 MINISTERIO DEL PODER POPULAR PARA LA DEFENSA | 6.742.064.617 | 610.105.070 | 500.861.947 | 62.904.321 | | 133.062.897 | 2.171.519.241 | | | | 8.000.000 | | 10.228.518.093 |
| 10 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN | 17.740.399.441 | 908.590.917 | 490.358.159 | 44.198.666 | | | 7.003.879.566 | | | | 4.214.898 | | 26.191.641.647 |
| 13 MINISTERIO DEL PODER POPULAR PARA EL TRABAJO Y SEGURIDAD SOCIAL | 456.268.494 | 27.853.108 | 68.210.269 | 50.021.699 | | | 14.742.739.232 | | | | 12.000.000 | | 15.357.092.802 |
| 17 MINISTERIO DEL PODER POPULAR PARA EL AMBIENTE | 513.817.870 | 17.110.557 | 53.936.569 | 12.095.129 | | | 1.288.722.383 | | | | 1.200.000 | | 1.886.882.508 |
| 21 TRIBUNAL SUPREMO DE JUSTICIA | 3.447.251.726 | 96.524.029 | 219.506.143 | 105.220.630 | | | 854.500.168 | | | | 5.010.104 | | 4.728.012.800 |
| 23 MINISTERIO PÚBLICO | 1.026.389.455 | 25.420.131 | 100.301.895 | 36.314.606 | | | 181.153.130 | | | | 2.260.000 | | 1.371.839.217 |
| 25 PROCURADURIA GENERAL DE LA REPÚBLICA | 76.001.756 | 1.310.850 | 6.776.096 | 137.500 | | | 6.468.002 | | | | | | 90.694.204 |
| 26 MINISTERIO DEL PODER POPULAR PARA RELACIONES INTERIORES Y JUSTICIA | 2.633.553.071 | 348.237.927 | 196.846.023 | 58.824.297 | | 29.509.968 | 33.638.025.650 | | | | 285.983.187 | | 37.190.980.123 |
| 32 DEFENSORÍA DEL PUEBLO | 97.289.672 | 1.290.000 | 10.525.892 | 2.225.919 | | | 1.789.169 | | | | 299.999 | | 113.420.651 |
| 33 VICEPRESIDENCIA DE LA REPÚBLICA | 119.271.036 | 20.702.729 | 23.220.658 | 6.324.289 | | | 754.958.868 | | | | | | 924.477.580 |
| 34 MINISTERIO DEL PODER POPULAR PARA LA AGRICULTURA Y TIERRAS | 289.820.865 | 7.633.523 | 35.248.232 | 10.789.485 | | | 2.160.882.755 | | | | 7.547.828 | | 2.511.922.688 |
| 35 MINISTERIO DEL PODER POPULAR PARA LA EDUCACIÓN UNIVERSITARIA | 173.779.022 | 18.218.817 | 63.916.011 | 12.661.592 | | | 11.515.951.516 | | | | | | 11.784.526.958 |
| 36 MINISTERIO DEL PODER POPULAR PARA LA COMUNICACIÓN Y LA INFORMACIÓN | 145.300.000 | 3.206.784 | 35.087.684 | 337.847 | | | 414.261.468 | | | | | | 598.193.783 |
| 37 MINISTERIO DEL PODER POPULAR DEL DESPACHO DE LA PRESIDENCIA | 283.619.478 | 42.225.314 | 64.003.676 | 3.589.428 | | 900.000 | 3.020.693.555 | | | | | | 3.415.031.451 |
| 38 CONSEJO MORAL REPUBLICANO | 3.508.861 | 229.000 | 409.015 | 19.700 | | | | | | | | | 4.166.576 |
| 39 SUPERINTENDENCIA NACIONAL DE AUDITORÍA INTERNA | 17.716.294 | 169.409 | 2.574.482 | | | | 306.633 | | | | | | 20.766.818 |
| 41 MINISTERIO DEL PODER POPULAR PARA LA ALIMENTACIÓN | 91.036.149 | 8.339.527 | 28.753.576 | 25.620.923 | | | 3.017.807.485 | 1.000 | | | | | 3.171.558.660 |
| 43 MINISTERIO DEL PODER POPULAR PARA LAS INDUSTRIAS BÁSICAS Y MINERIA | 73.473.485 | 2.734.672 | 9.385.270 | 1.507.919 | | | 1.434.671.228 | | | | 150.000 | | 1.521.922.574 |
| 44 MINISTERIO DEL PODER POPULAR PARA EL TURISMO | 85.487.189 | 3.770.332 | 20.455.040 | 1.172.813 | | | 12.794.894 | 27.873 | | | | | 123.708.141 |
| 45 MINISTERIO DEL PODER POPULAR PARA LA ENERGÍA Y PETRÓLEO | 168.095.145 | 14.923.073 | 28.224.253 | 2.323.588 | | | 76.449.610 | | | | 531.928 | | 290.547.597 |
| 46 MINISTERIO DEL PODER POPULAR PARA LA CULTURA | 129.829.425 | 35.377.921 | 123.534.926 | 60.520.184 | | | 601.437.112 | | | | | | 950.699.568 |
| 50 MINISTERIO DEL PODER POPULAR PARA EL DEPORTE | 177.402.601 | 24.505.309 | 106.802.455 | 4.121.594 | | | 465.773.836 | | | | | | 778.605.795 |
| 52 MINISTERIO DEL PODER POPULAR PARA LOS PUEBLOS INDÍGENAS | 34.423.523 | 13.869.622 | 23.390.282 | 27.376.876 | | | 47.335.620 | | | | | | 146.395.923 |
| 53 MINISTERIO DEL PODER POPULAR PARA EL COMERCIO | 108.233.554 | 6.898.311 | 24.315.629 | 2.271.189 | | | 93.894.971 | | | | 1.000.000 | | 236.613.654 |
| 54 MINISTERIO DEL PODER POPULAR PARA LA SALUD | 5.803.623.058 | 1.440.475.496 | 405.174.459 | 188.423.778 | | | 7.609.349.830 | | | | 12.000.000 | | 15.459.046.621 |
| 56 MINISTERIO DEL PODER POPULAR PARA CIENCIA, TECNOLOGIA E INDUSTRIAS INTERM | 156.394.429 | 14.716.265 | 48.648.393 | 18.728.024 | | | 1.717.332.650 | | | | 1.400.000 | | 1.957.219.761 |
| 57 MINISTERIO DEL PODER POPULAR PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | 337.907.628 | 58.139.609 | 93.943.094 | 20.810.622 | | | 1.986.514.032 | | | | 18.060.000 | | 2.515.374.985 |
| 58 MINISTERIO DEL PODER POPULAR PARA LA MUJER E IGUALDAD DEL GENERO | 77.618.901 | 11.423.692 | 46.343.055 | 23.737.661 | 50.000.000 | | 99.797.834 | | | | | | 308.921.143 |
| 59 MINISTERIO DEL PODER POPULAR PARA ENERGIA Y MINAS | 299.750.704 | 21.584.260 | 115.836.555 | 262.144.339 | | | 6.373.168.466 | | | | | | 7.072.484.324 |
| 60 MINISTERIO DEL PODER POPULAR DE PLANIFICACIÓN Y FINANZAS | 1.093.009.119 | 46.549.269 | 161.968.715 | 52.623.511 | 176.190.557 | | 2.895.403.897 | 5.003.750 | 20.000.000 | 25.001.603.816 | 49.168.687 | | 29.501.521.321 |
| 61 MINISTERIO DEL PODER POPULAR PARA TRANSPORTE Y COMUNICACIONES | 935.268.020 | 34.319.050 | 109.470.212 | 34.654.323 | | | 4.307.570.655 | | | | 1.100.000 | | 5.422.382.260 |
| 62 MINISTERIO DEL PODER POPULAR PARA VIVIENDA Y HÁBITAT | 190.075.250 | 35.395.513 | 48.881.724 | 34.322.763 | | | 1.762.900.000 | | | | 2.000.000 | | 2.073.575.250 |
| 63 CONSEJO FEDERAL DE GOBIERNO | 25.048.729 | 2.048.000 | 5.479.959 | 3.070.000 | | | 10.664.164.916 | | | | | | 10.699.811.604 |
| RECTIFICACIONES AL PRESUPUESTO | | | | | | | | | | | | 1.636.989.521 | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.6

# Clasificación por Objeto del Gasto

### Proyecto de Ley de Presupuesto 2011

**(Bolívares)**

| | DENOMINACIÓN | MONTO |
|---|---|---|
| | **T O T A L** | **204.208.188.048** |
| **4.01** | GASTOS DE PERSONAL | 45.788.251.795 |
| **4.02** | MATERIALES, SUMINISTROS Y MERCANCÍAS | 4.026.210.190 |
| **4.03** | SERVICIOS NO PERSONALES | 3.966.747.440 |
| **4.04** | ACTIVOS REALES | 1.227.098.449 |
| **4,05** | ACTIVOS FINANCIEROS | 226.190.557 |
| **4.06** | GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO | 164.472.865 |
| **4.07** | TRANSFERENCIAS Y DONACIONES | 121.708.165.758 |
| **4.08** | OTROS GASTOS | 5.032.623 |
| **4.09** | ASIGNACIONES NO DISTRIBUIDAS | 20.000.000 |
| **4.10** | SERVICIO DE LA DEUDA PÚBLICA | 25.001.603.816 |
| **4.11** | DISMINUCIÓN DE PASIVOS | 437.425.034 |
| **4.98** | RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.7
## Clasificación por Objeto del Gasto
**(Miles de Bolívares)**
**2006-2010**

| PART. | DENOMINACIÓN | 2006 | 2007 | 2008 | 2009 | 2010 a/ |
|---|---|---|---|---|---|---|
| | **T O T A L** | **128.261.073** | **143.243.259** | **192.543.448** | **195.722.104** | **219.047.500** |
| **4.01** | GASTOS DE PERSONAL | 18.464.452 | 25.800.637 | 34.314.564 | 41.709.077 | 47.898.448 |
| **4.02** | MATERIALES, SUMINISTROS Y MERCANCÍAS | 1.789.314 | 2.037.051 | 4.555.730 | 4.331.353 | 3.118.729 |
| **4.03** | SERVICIOS NO PERSONALES | 2.278.881 | 3.160.483 | 3.570.856 | 2.876.021 | 4.187.735 |
| **4.04** | ACTIVOS REALES | 2.684.822 | 2.185.175 | 2.136.499 | 749.420 | 1.850.767 |
| **4.05** | ACTIVOS FINANCIEROS | 1.305.589 | 1.956.043 | 1.611.844 | 3.213.097 | 479.644 |
| **4.06** | GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO | 184.804 | 179.020 | 186.525 | 155.738 | 145.722 |
| **4.07** | TRANSFERENCIAS Y DONACIONES | 80.408.903 | 94.950.524 | 127.679.066 | 125.860.646 | 144.253.644 |
| **4.08** | OTROS GASTOS | 266 | 1 | 12.969 | 1.019 | 2.486 |
| **4.09** | ASIGNACIONES NO DISTRIBUIDAS | 408.751 | 5.194 | 700.149 | 5.000 | 90.113 |
| **4.10** | SERVICIO DE LA DEUDA PÚBLICA | 15.823.001 | 12.752.102 | 16.915.828 | 16.242.558 | 16.807.724 |
| **4.11** | DISMINUCIÓN DE PASIVOS | 4.912.290 | 217.029 | 858.520 | 578.175 | 212.488 |
| **4.98** | RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 898 | 0 | 0 |

**Fuente:** Onapre

**Notas:**

a/ Cifras estimadas al 31/12/2010

- Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

Cuadro 6.8

## Clasificación por Objeto del Gasto según Fuentes de Financiamiento

Proyecto de Ley de Presupuesto 2011

(En Bolívares)

| PART. | DENOMINACIÓN | ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|---|
| | **TOTAL** | **163.698.961.000** | **9.629.482.575** | **10.729.692.583** | **20.000.000.000** | **150.051.890** | **204.208.188.048** |
| **4.01** | GASTOS DE PERSONAL | 36.238.354.075 | 1.308.830 | 0 | 9.548.588.890 | 0 | 45.788.251.795 |
| **4.02** | MATERIALES, SUMINISTROS Y MERCANCÍAS | 3.369.175.928 | 139.637 | 0 | 656.894.625 | 0 | 4.026.210.190 |
| **4.03** | SERVICIOS NO PERSONALES | 3.853.219.767 | 10.769.452 | 0 | 102.758.221 | 0 | 3.966.747.440 |
| **4.04** | ACTIVOS REALES | 1.136.637.293 | 31.771.882 | 0 | 58.689.274 | 0 | 1.227.098.449 |
| **4.05** | ACTIVOS FINANCIEROS | 226.190.557 | 0 | 0 | 0 | 0 | 226.190.557 |
| **4.06** | GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO | 164.472.865 | 0 | 0 | 0 | 0 | 164.472.865 |
| **4.07** | TRANSFERENCIAS Y DONACIONES | 102.339.552.104 | 9.585.492.774 | 0 | 9.633.068.990 | 150.051.890 | 121.708.165.758 |
| **4.08** | OTROS GASTOS | 5.032.623 | 0 | 0 | 0 | 0 | 5.032.623 |
| **4.09** | ASIGNACIONES NO DISTRIBUIDAS | 20.000.000 | 0 | 0 | 0 | 0 | 20.000.000 |
| **4.10** | SERVICIO DE LA DEUDA PÚBLICA | 14.271.911.233 | 0 | 10.729.692.583 | 0 | 0 | 25.001.603.816 |
| **4.11** | DISMINUCIÓN DE PASIVOS | 437.425.034 | 0 | 0 | 0 | 0 | 437.425.034 |
| **4.98** | RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 | 0 | 0 | 0 | 0 | 1.636.989.521 |

**Fuente:** Onapre

Cuadro 6.9

## Clasificación por Objeto del Gasto según Acciones Centralizadas y Proyectos

**Proyecto de Ley de Presupuesto 2011**

**(En Bolívares)**

| PART. | DENOMINACIÓN | ACCIONES CENTRALIZADAS | PROYECTOS | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|---|
| | **TOTAL** | **109.310.121.982** | **93.261.076.545** | **1.636.989.521** | **204.208.188.048** |
| **4.01** | GASTOS DE PERSONAL | 21.339.359.979 | 24.448.891.816 | 0 | 45.788.251.795 |
| **4.02** | MATERIALES, SUMINISTROS Y MERCANCÍAS | 587.483.193 | 3.438.726.997 | 0 | 4.026.210.190 |
| **4.03** | SERVICIOS NO PERSONALES | 2.060.907.381 | 1.905.840.059 | 0 | 3.966.747.440 |
| **4.04** | ACTIVOS REALES | 255.884.298 | 971.214.151 | 0 | 1.227.098.449 |
| **4.05** | ACTIVOS FINANCIEROS | 175.090.557 | 51.100.000 | 0 | 226.190.557 |
| **4.06** | GASTOS DE DEFENSA Y SEGURIDAD DEL ESTADO | 67.975.307 | 96.497.558 | 0 | 164.472.865 |
| **4.07** | TRANSFERENCIAS Y DONACIONES | 59.656.780.329 | 62.051.385.429 | 0 | 121.708.165.758 |
| **4.08** | OTROS GASTOS | 5.031.623 | 1.000 | 0 | 5.032.623 |
| **4.09** | ASIGNACIONES NO DISTRIBUIDAS | 20.000.000 | 0 | 0 | 20.000.000 |
| **4.10** | SERVICIO DE LA DEUDA PÚBLICA | 25.001.603.816 | 0 | 0 | 25.001.603.816 |
| **4.11** | DISMINUCIÓN DE PASIVOS | 140.005.499 | 297.419.535 | 0 | 437.425.034 |
| **4.98** | RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 1.636.989.521 | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.10
## Principales Conceptos del Gasto
(Miles de Bolívares)
**2006-2010**

| CONCEPTOS | 2006 | 2007 | 2008 | 2009 | 2010 a/ |
|---|---|---|---|---|---|
| **TOTAL** | **128.261.073** | **143.243.259** | **192.543.448** | **195.722.104** | **219.047.500** |
| **LEGALES** | **42.421.400** | **50.318.451** | **61.857.555** | **63.493.327** | **66.686.179** |
| SERVICIO DE LA DEUDA PÚBLICA (Min. de Planificación y Finanzas) | 15.823.001 | 12.752.102 | 16.915.828 | 16.310.805 | 16.807.725 |
| GOBERNACIONES Y ALCALDÍAS | 24.870.286 | 34.983.676 | 41.864.400 | 44.260.315 | 46.253.297 |
| . SITUADO CONSTITUCIONAL | 18.780.791 | 24.339.428 | 31.157.380 | 31.103.465 | 30.970.606 |
| SITUADO ESTADAL | 15.024.633 | 19.471.542 | 24.947.064 | 24.861.612 | 25.209.344 |
| SITUADO MUNICIPAL | 3.756.158 | 4.867.886 | 6.210.316 | 6.241.853 | 5.761.262 |
| SUBSIDIO DE RÉGIMEN ESPECIAL | 0 | 0 | 0 | 0 | 0 |
| . ASIGNACIONES ECONOMICAS ESPECIALES | 3.183.959 | 5.413.105 | 6.634.806 | 6.255.890 | 7.540.120 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 2.832.592 | 3.423.847 | 2.471.177 | 2.196.540 | 3.248.349 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 351.367 | 1.989.258 | 1.647.451 | 1.464.360 | 1.587.398 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJOS COMUNALES | | | 2.516.178 | 2.594.990 | 2.704.373 |
| . FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN | 2.905.536 | 5.231.143 | 4.072.214 | 6.900.960 | 7.742.571 |
| LEY DE POLÍTICA HABITACIONAL | 0 | 0 | 0 | 0 | 0 |
| FONDO DE PRESTACIONES SOCIALES | 0 | 0 | 0 | 0 | 0 |
| IVSS | 0 | 0 | 0 | 0 | 0 |
| SENIAT | 0 | 0 | 0 | 0 | 0 |
| SISTEMA DE JUSTICIA | 1.728.113 | 2.582.673 | 3.076.429 | 2.922.207 | 3.625.157 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 898 | 0 | 0 |
| **PROGRAMAS Y PROYECTOS / LEYES PROGRAMAS** | **4.469.587** | **3.030.404** | **2.400.856** | **4.602.563** | **4.948.462** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL b/** | **2.946.905** | **3.443.975** | **4.466.477** | **5.091.981** | **6.287.513** |
| **UNIVERSIDADES NACIONALES c/** | **5.121.090** | **4.912.777** | **10.231.432** | **12.328.516** | **9.740.556** |
| **OTROS GASTOS** | **73.302.091** | **81.537.652** | **113.587.128** | **110.205.717** | **131.384.790** |

**Fuente:** Onapre

NOTAS:

a/ Cifras estimadas al 31/12/2010

b/ No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

c/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

## Cuadro 6.11
# Principales Conceptos del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| CONCEPTOS | MONTO |
|---|---|
| **TOTAL** | **204.208.188.048** |
| **LEGALES** | **73.316.529.673** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular para Planificación y Finanzas) | 25.001.603.816 |
| SITUADO CONSTITUCIONAL | 32.739.792.200 |
| SITUADO ESTADAL | 26.191.833.760 |
| SITUADO MUNICIPAL | 6.547.958.440 |
| CONSEJO FEDERAL DE GOBIERNO | 10.664.164.916 |
| ASIGNACIONES ECONOMICAS ESPECIALES | 1.459.219.450 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 539.911.197 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 408.581.446 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMUNALES | 437.765.835 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INSTITUCIONAL | 72.960.972 |
| APARTADOS ESPECIALES FINANCIADOS CON IVA | 9.204.945.466 |
| SISTEMA DE JUSTICIA | 3.273.979.220 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 |
| **PROYECTOS POR ENDEUDAMIENTO** | **9.629.482.575** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL a/** | **5.802.847.523** |
| **UNIVERSIDADES NACIONALES** | **9.498.082.891** |
| **OTROS GASTOS** | **105.961.245.386** |

**Fuente:** Onapre

**Nota:**

a/ No incluye Asignaciones Legales, Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores

**Cuadro 6.12**

## Principales Conceptos del Gasto por Fuentes de Financiamiento

**Proyecto de Ley de Presupuesto 2011**

**(En Bolívares)**

| CONCEPTOS | ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **TOTAL** | **163.698.961.000** | **9.629.482.575** | **10.729.692.583** | **20.000.000.000** | **150.051.890** | **204.208.188.048** |
| **LEGALES** | **62.586.837.090** | **0** | **10.729.692.583** | **0** | **0** | **73.316.529.673** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 14.271.911.233 | 0 | 10.729.692.583 | 0 | 0 | 25.001.603.816 |
| SITUADO CONSTITUCIONAL | 32.739.792.200 | 0 | 0 | 0 | 0 | 32.739.792.200 |
| SITUADO ESTADAL | 26.191.833.760 | 0 | 0 | 0 | 0 | 26.191.833.760 |
| SITUADO MUNICIPAL | 6.547.958.440 | 0 | 0 | 0 | 0 | 6.547.958.440 |
| CONSEJO FEDERAL DE GOBIERNO | 10.664.164.916 | 0 | 0 | 0 | 0 | 10.664.164.916 |
| ASIGNACIONES ECONOMICAS ESPECIALES | 1.459.219.450 | 0 | 0 | 0 | 0 | 1.459.219.450 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 539.911.197 | 0 | 0 | 0 | 0 | 539.911.197 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 408.581.446 | 0 | 0 | 0 | 0 | 408.581.446 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMUNALES | 437.765.835 | 0 | 0 | 0 | 0 | 437.765.835 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INSTITUCIONAL | 72.960.972 | 0 | 0 | 0 | 0 | 72.960.972 |
| APARTADOS ESPECIALES FINANCIADOS CON IVA | 9.204.945.466 | 0 | 0 | 0 | 0 | 9.204.945.466 |
| SISTEMA DE JUSTICIA | 3.273.979.220 | | | | 0 | 3.273.979.220 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 | 0 | 0 | 0 | 0 | 1.636.989.521 |
| **PROYECTOS POR ENDEUDAMIENTO** | **0** | **9.629.482.575** | **0** | **0** | **0** | **9.629.482.575** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL a/** | **5.802.847.523** | **0** | **0** | **0** | **0** | **5.802.847.523** |
| **UNIVERSIDADES NACIONALES** | **6.514.201.172** | **0** | **0** | **2.983.881.719** | **0** | **9.498.082.891** |
| **OTROS GASTOS** | **88.795.075.215** | **0** | **0** | **17.016.118.281** | **150.051.890** | **105.961.245.386** |

**Fuente:** Onapre

**Nota:**
a/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

**Cuadro 6.13**

## Principales Conceptos del Gasto por Acciones Centralizadas y por Proyectos

**Proyecto de Ley de Presupuesto 2011**

**(Bolívares)**

| CONCEPTOS | ACCIONES CENTRALIZADAS | PROYECTOS | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|
| **TOTAL** | **109.310.121.982** | **93.261.076.545** | **1.636.989.521** | **204.208.188.048** |
| **LEGALES** | **59.382.133.110** | **12.297.407.042** | **1.636.989.521** | **73.316.529.673** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 25.001.603.816 | 0 | 0 | 25.001.603.816 |
| SITUADO CONSTITUCIONAL | 32.739.792.200 | 0 | 0 | 32.739.792.200 |
| SITUADO ESTADAL | 26.191.833.760 | 0 | 0 | 26.191.833.760 |
| SITUADO MUNICIPAL | 6.547.958.440 | 0 | 0 | 6.547.958.440 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 10.664.164.916 | 0 | 10.664.164.916 |
| ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 1.459.219.450 | 0 | 1.459.219.450 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 0 | 539.911.197 | 0 | 539.911.197 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 0 | 408.581.446 | 0 | 408.581.446 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMUNALES | 0 | 437.765.835 | 0 | 437.765.835 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INSTITUCIONAL | 0 | 72.960.972 | 0 | 72.960.972 |
| APARTADOS ESPECIALES FINANCIADOS CON IVA | 0 | 9.204.945.466 | 0 | 9.204.945.466 |
| SISTEMA DE JUSTICIA | 1.640.737.094 | 1.633.242.126 | 0 | 3.273.979.220 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 1.636.989.521 | 1.636.989.521 |
| **PROYECTOS POR ENDEUDAMIENTO** | **0** | **9.629.482.575** | **0** | **9.629.482.575** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL a/** | **2.815.022.289** | **2.987.825.234** | **0** | **5.802.847.523** |
| **UNIVERSIDADES NACIONALES** | **4.913.773.644** | **4.584.309.247** | **0** | **9.498.082.891** |
| **OTROS GASTOS** | **42.199.192.939** | **63.762.052.447** | **0** | **105.961.245.386** |

**Fuente:** Onapre

**Nota:**

a/ No incluye Proyectos por Endeudamiento, ni Obligaciones de Ejercicios Anteriores.

**Cuadro 6.14-1**

## Principales Conceptos del Gasto - Institucional

**Proyecto de Ley de Presupuesto 2011**

**(En Bolívares)**

| DENOMINACIÓN | ASAMBLEA NACIONAL | CONTRALORÍA GENERAL DE LA REPÚBLICA | CONSEJO NACIONAL ELECTORAL | MIN. P.P. PARA RELACIONES EXTERIORES | MIN. P.P. PARA LA DEFENSA | MIN. P.P. PARA LA EDUCACIÓN | MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL | MIN. P.P. PARA EL AMBIENTE | TRIBUNAL SUPREMO DE JUSTICIA |
|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **832.626.998** | **274.824.770** | **1.715.516.130** | **1.099.673.549** | **10.228.518.093** | **26.191.641.647** | **15.357.092.802** | **1.886.882.508** | **4.728.012.800** |
| **LEGALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **3.273.979.220** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO CONSTITUCIONAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMU | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INST | 0 | 0 | 0 | 0 | | | | | |
| - APARTADOS ESPECIALES FINANCIADOS CON EL 15% IVA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SISTEMA DE JUSTICIA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3.273.979.220 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PROYECTOS POR ENDEUDAMIENTO** | **0** | **0** | **0** | **0** | **29.524.961** | **0** | **0** | **915.565.205** | **0** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL** | **825.061.515** | **274.624.770** | **1.715.024.387** | **0** | **0** | **0** | **0** | **0** | **1.449.023.476** |
| **UNIVERSIDADES NACIONALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **OTROS GASTOS** | **7.565.483** | **200.000** | **491.743** | **1.099.673.549** | **10.198.993.132** | **26.191.641.647** | **15.357.092.802** | **971.317.303** | **5.010.104** |

**Fuente:** Onapre

## Cuadro 6.14-2
# Principales Conceptos del Gasto - Institucional
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MINISTERIO PÚBLICO | PROCURADURÍA GENERAL DE LA REPÚBLICA | MIN. P.P. PARA RELACIONES INTERIORES Y JUISTICIA | DEFENSORÍA DEL PUEBLO | VICEPRESIDENCIA DE LA REPÚBLICA | MIN. P.P. PARA LA AGRICULTURA Y TIERRAS | MIN. P.P. PARA LA EDUCACIÓN UNIVERSITARIA | MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN |
|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **1.371.839.217** | **90.694.204** | **37.190.980.123** | **113.420.651** | **924.477.580** | **2.511.922.688** | **11.784.526.958** | **598.193.783** |
| **LEGALES** | **0** | **0** | **32.739.792.200** | **0** | **0** | **0** | **0** | **0** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO CONSTITUCIONAL | 0 | 0 | 32.739.792.200 | 0 | 0 | 0 | 0 | 0 |
| SITUADO ESTADAL | 0 | 0 | 26.191.833.760 | 0 | 0 | 0 | 0 | 0 |
| SITUADO MUNICIPAL | 0 | 0 | 6.547.958.440 | 0 | 0 | 0 | 0 | 0 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMU | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INST | | | | | | | | |
| - APARTADOS ESPECIALES FINANCIADOS CON EL 15% IVA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SISTEMA DE JUSTICIA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PROYECTOS POR ENDEUDAMIENTO** | **0** | **0** | **22.119.535** | **0** | **109.565.670** | **232.977.998** | **0** | **0** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL** | **1.369.579.217** | **0** | **0** | **113.120.652** | **0** | **0** | **0** | **0** |
| **UNIVERSIDADES NACIONALES** | **0** | **0** | **0** | **0** | **0** | **0** | **9.498.082.891** | **0** |
| **OTROS GASTOS** | **2.260.000** | **90.694.204** | **4.429.068.388** | **299.999** | **814.911.910** | **2.278.944.690** | **2.286.444.067** | **598.193.783** |

**Fuente:** Onapre

## Cuadro 6.14-3

# Principales Conceptos del Gasto - Institucional

### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA | CONSEJO MORAL REPÚBLICANO | SUPERINTENDENCIA DE AUDITORÍA INTERNA | MIN. P.P. PARA LA ALIMENTACIÓN | MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA | MIN. P.P. PARA EL TURISMO | MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO | MIN. P.P. PARA LA CULTURA |
|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **3.415.031.451** | **4.166.576** | **20.766.818** | **3.171.558.660** | **1.521.922.574** | **123.708.141** | **290.547.597** | **950.699.568** |
| **LEGALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO CONSTITUCIONAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMU | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INST | | | | | | | | |
| - APARTADOS ESPECIALES FINANCIADOS CON EL 15% IVA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SISTEMA DE JUSTICIA | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PROYECTOS POR ENDEUDAMIENTO** | **31.025.072** | **0** | **0** | **0** | **1.408.755.667** | **0** | **0** | **0** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL** | **0** | **0** | **20.766.818** | **0** | **0** | **0** | **0** | **0** |
| **UNIVERSIDADES NACIONALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **OTROS GASTOS** | **3.384.006.379** | **4.166.576** | **0** | **3.171.558.660** | **113.166.907** | **123.708.141** | **290.547.597** | **950.699.568** |

**Fuente:** Onapre

**Cuadro 6.14-4**

## Principales Conceptos del Gasto - Institucional

**Proyecto de Ley de Presupuesto 2011**

**(En Bolívares)**

| DENOMINACIÓN | MIN. P.P. PARA EL DEPORTE | MIN. P.P. PARA LOS PUEBLOS INDÍGENAS | MIN. P.P. PARA EL COMERCIO | MIN. P.P. PARA LA SALUD | MIN. P.P. PARA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS | MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | MIN. P.P. PARA LA MUJER Y LA IGUALDAD DE GÉNERO |
|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **778.605.795** | **146.395.923** | **236.613.654** | **15.459.046.621** | **1.957.219.761** | **2.515.374.985** | **308.921.143** |
| **LEGALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO CONSTITUCIONAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SITUADO MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| - ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMU | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INST | | | | | | | |
| - APARTADOS ESPECIALES FINANCIADOS CON EL 15% IVA | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SISTEMA DE JUSTICIA | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **PROYECTOS POR ENDEUDAMIENTO** | **0** | **0** | **0** | **3.405.073** | **0** | **0** | **0** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **UNIVERSIDADES NACIONALES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **OTROS GASTOS** | 778.605.795 | 146.395.923 | 236.613.654 | 15.455.641.548 | 1.957.219.761 | 2.515.374.985 | 308.921.143 |

**Fuente:** Onapre

## Cuadro 6.14-5
# Principales Conceptos del Gasto - Institucional
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA ENERGÍA ELÉCTRICA | MIN. P.P. DE PLANIFICACIÓN Y FINANZAS | MIN. P.P. PARA TRANSPORTE Y COMUNICACIONES | MIN. P.P. PARA VIVIENDA Y HÁBITAT | CONSEJO FEDERAL DE GOBIERNO | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **7.072.484.324** | **29.501.521.321** | **5.422.382.260** | **2.073.575.250** | **10.699.811.604** | **1.636.989.521** | **204.208.188.048** |
| **LEGALES** | **0** | **25.001.603.816** | **0** | **0** | **10.664.164.916** | **1.636.989.521** | **73.316.529.673** |
| SERVICIO DE LA DEUDA PÚBLICA (Ministerio del Poder Popular de Planificación y Finanzas) | | 25.001.603.816 | | | | 0 | 25.001.603.816 |
| SITUADO CONSTITUCIONAL | 0 | 0 | 0 | 0 | 0 | 0 | 32.739.792.200 |
| SITUADO ESTADAL | | | | | | 0 | 26.191.833.760 |
| SITUADO MUNICIPAL | | | | | | 0 | 6.547.958.440 |
| CONSEJO FEDERAL DE GOBIERNO | 0 | 0 | 0 | 0 | 10.664.164.916 | 0 | 10.664.164.916 |
| - ASIGNACIONES ECONOMICAS ESPECIALES | 0 | 0 | 0 | 0 | 1.459.219.450 | 0 | 1.459.219.450 |
| ASIGNACIONES ECONÓMICAS ESPECIALES ESTADAL | | | | | 539.911.197 | 0 | 539.911.197 |
| ASIGNACIONES ECONÓMICAS ESPECIALES MUNICIPAL | | | | | 408.581.446 | 0 | 408.581.446 |
| ASIGNACIONES ECONÓMICAS ESPECIALES FONDO NACIONAL CONSEJO COMU | | | | | 437.765.835 | 0 | 437.765.835 |
| ASIGNACIONES ECONÓMICAS ESPECIALES APOYO AL FORTALECIMIENTO INST | | | | | 72.960.972 | | 72.960.972 |
| - APARTADOS ESPECIALES FINANCIADOS CON EL 15% IVA | | | | | 9.204.945.466 | 0 | 9.204.945.466 |
| SISTEMA DE JUSTICIA | | | | | | 0 | 3.273.979.220 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 1.636.989.521 | 1.636.989.521 |
| **PROYECTOS POR ENDEUDAMIENTO** | **4.739.275.717** | **33.988.743** | **2.103.278.934** | **0** | **0** | **0** | **9.629.482.575** |
| **ORGANISMOS CON AUTONOMÍA FUNCIONAL** | **0** | **0** | **0** | **0** | **35.646.688** | **0** | **5.802.847.523** |
| **UNIVERSIDADES NACIONALES** | **0** | **0** | **0** | **0** | **0** | **0** | **9.498.082.891** |
| **OTROS GASTOS** | **2.333.208.607** | **4.465.928.762** | **3.319.103.326** | **2.073.575.250** | **0** | **0** | **105.961.245.386** |

**Fuente:** Onapre

## Cuadro 6.15
## Clasificación Económica del Gasto
### (En Miles de Bolívares)
### 2006-2010

| DENOMINACIÓN | 2006 | 2007 | 2008 | 2009 | 2010 a/ |
|---|---|---|---|---|---|
| **TOTAL GASTOS** | **128.261.073** | **143.243.259** | **192.543.448** | **195.722.104** | **219.047.500** |
| **GASTOS CORRIENTES** | **86.359.307** | **100.457.448** | **140.738.939** | **146.914.894** | **175.125.357** |
| **GASTOS DE CONSUMO** | **24.285.551** | **30.594.791** | **43.824.947** | **49.692.214** | **59.218.941** |
| REMUNERACIONES | 18.627.102 | 24.583.910 | 34.812.925 | 41.813.018 | 49.554.792 |
| COMPRA DE BIENES Y SERVICIOS | 4.943.170 | 5.504.869 | 8.477.983 | 7.260.407 | 8.575.777 |
| IMPUESTOS INDIRECTOS | 459.612 | 468.513 | 444.697 | 427.474 | 616.840 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 255.667 | 37.499 | 89.342 | 191.315 | 471.532 |
| **GASTOS DE LA PROPIEDAD** | **7.749.028** | **7.282.108** | **8.913.547** | **10.591.922** | **15.844.654** |
| INTERESES | 7.748.049 | 7.280.656 | 8.908.637 | 10.590.291 | 15.835.199 |
| ALQUILERES DE TIERRAS Y TERRENOS | 27 | 15 | 1 | 5 | 6.990 |
| DERECHOS SOBRE BIENES INTANGIBLES | 952 | 1.437 | 4.909 | 1.626 | 2.465 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **54.289.057** | **62.579.840** | **87.978.668** | **86.629.711** | **100.059.274** |
| AL SECTOR PRIVADO | 4.052.279 | 5.823.249 | 7.708.255 | 9.068.615 | 12.473.891 |
| AL SECTOR PÚBLICO | 50.162.623 | 56.662.498 | 80.174.453 | 77.489.259 | 87.471.488 |
| AL SECTOR EXTERNO | 74.155 | 94.093 | 95.960 | 71.837 | 113.895 |
| **RECTIFICACIONES AL PRESUPUESTO** | **0** | **0** | **898** | **0** | **0** |
| **OTROS GASTOS CORRIENTES** | **35.671** | **709** | **20.879** | **1.047** | **2.488** |
| **GASTOS DE CAPITAL E INVERSIONES FINANCIERAS** | **29.670.294** | **37.426.013** | **43.899.129** | **43.188.601** | **43.719.409** |
| **INVERSIÓN DIRECTA** | **2.178.376** | **1.922.235** | **2.178.753** | **692.760** | **1.619.923** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 2.128.208 | 1.847.357 | 2.124.445 | 680.228 | 1.585.258 |
| TIERRAS,TERRENOS Y OTROS ACTIVOS | 5.145 | 14.649 | 6.169 | 2.251 | 150 |
| BIENES INTANGIBLES | 45.023 | 60.229 | 48.139 | 10.281 | 34.515 |
| **TRANSFERENCIA Y DONACIONES DE CAPITAL** | **26.186.329** | **33.547.621** | **40.108.532** | **39.282.744** | **41.619.842** |
| AL SECTOR PRIVADO | 44.742 | 58.333 | 126.607 | 77.701 | 87.866 |
| AL SECTOR PÚBLICO | 26.092.166 | 33.489.256 | 39.981.925 | 39.205.043 | 41.531.456 |
| AL SECTOR EXTERNO | 49.421 | 32 | 0 | 0 | 520 |
| **INVERSIÓN FINANCIERA** | **1.305.589** | **1.956.157** | **1.611.844** | **3.213.097** | **479.644** |
| APORTES EN ACCIONES Y PARTIC. DE CAPITAL | 1.305.589 | 1.956.157 | 1.611.844 | 3.213.097 | 479.644 |
| CONCESIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 |
| **APLICACIONES FINANCIERAS** | **12.231.472** | **5.359.798** | **7.905.380** | **5.618.609** | **202.734** |
| **INCREMENTO DE ACTIVOS FINANCIEROS** | **0** | **0** | **0** | **0** | **0** |
| **AMORTIZACIÓN DE PRÉSTAMOS** | **7.352.964** | **5.057.986** | **7.028.565** | **5.087.933** | **1.239** |
| **SERVICIO DEUDA PÚBLICA POR OBLIGACIONES DE EJERCICIOS ANTERIORES** | **4.889** | **0** | **328.662** | **0** | **0** |
| **DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS** | **4.873.619** | **301.812** | **548.153** | **530.676** | **201.495** |

**Fuente:** Onapre

**Notas:**

a/ Estimación al 31/12/2010

Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadistica.

## Cuadro 6.16
# Clasificación Económica del Gasto
### Proyecto de Ley Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MONTO |
|---|---|
| **TOTAL GASTOS** | **204.208.188.048** |
| **GASTOS CORRIENTES** | **159.307.407.855** |
| **GASTOS DE CONSUMO** | **55.391.827.779** |
| REMUNERACIONES | 45.930.893.014 |
| COMPRA DE BIENES Y SERVICIOS | 7.999.793.751 |
| IMPUESTOS INDIRECTOS | 649.195.688 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 811.945.326 |
| **GASTOS DE LA PROPIEDAD** | **20.526.420.536** |
| INTERESES | 20.523.855.993 |
| ALQUILERES DE TIERRAS Y TERRENOS | 30.758 |
| DERECHOS SOBRE BIENES INTANGIBLES | 2.533.785 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **81.746.850.812** |
| AL SECTOR PRIVADO | 10.801.646.832 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 10.582.277.321 |
| DONACIONES AL SECTOR PRIVADO | 219.369.511 |
| AL SECTOR PÚBLICO | 70.905.456.796 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 49.850.087.092 |
| APORTES Y ASIGNACIONES A ESTADOS | 17.684.802.916 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 3.284.973.322 |
| APORTES A LOS CONSEJOS COMUNALES | 35.000.000 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 50.593.466 |
| AL SECTOR EXTERNO | 39.747.184 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 19.353.543 |
| DONACIONES AL SECTOR EXTERNO | 20.393.641 |
| **RECTIFICACIONES AL PRESUPUESTO** | **1.636.989.521** |
| **OTROS GASTOS CORIENTES** | **5.319.207** |
| **GASTOS DE CAPITAL E INVERSIÓN FINANCIERA** | **41.710.800.755** |
| **INVERSIÓN DIRECTA** | **1.221.032.353** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 1.199.241.514 |
| BIENES INTANGIBLES | 21.790.839 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **40.263.577.845** |
| AL SECTOR PRIVADO | 9.000.000 |
| DONACIONES AL SECTOR PRIVADO | 9.000.000 |
| AL SECTOR PÚBLICO | 40.254.512.845 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 13.213.099.579 |
| APORTES Y ASIGNACIONES A ESTADOS | 17.041.657.899 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 6.259.945.397 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C. | 3.199.249.475 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 540.560.495 |
| AL SECTOR EXTERNO | 65.000 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 65.000 |
| **INVERSIÓN FINANCIERA** | **226.190.557** |
| APORTES EN ACCIONES Y PARTICIP. DE CAPITAL | 226.190.557 |
| **APLICACIONES FINANCIERAS** | **3.189.979.438** |
| AMORTIZACIÓN DE LA DEUDA | 3.044.817.303 |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 145.162.135 |

**Fuente:** Onapre

Cuadro 6.17

## Clasificación Económica del Gasto por Fuentes de Financiamiento

Proyecto de Ley Presupuesto 2011

(En Bolívares)

| DENOMINACIÓN | ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTIÓN FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **163.698.961.000** | **9.629.482.575** | **10.729.692.583** | **20.000.000.000** | **150.051.890** | **204.208.188.048** |
| **GASTOS CORRIENTES** | **131.511.090.438** | **41.206.662** | **7.684.875.280** | **19.920.183.585** | **150.051.890** | **159.307.407.855** |
| **GASTOS DE CONSUMO** | **44.740.392.761** | **12.217.919** | **330.975.363** | **10.308.241.736** | | **55.391.827.779** |
| REMUNERACIONES | 36.380.995.294 | 1.308.830 | | 9.548.588.890 | | 45.930.893.014 |
| COMPRA DE BIENES Y SERVICIOS | 7.007.878.035 | 10.740.443 | 229.681.847 | 751.493.426 | | 7.999.793.751 |
| IMPUESTOS INDIRECTOS | 640.867.622 | 168.646 | | 8.159.420 | | 649.195.688 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 710.651.810 | | 101.293.516 | | | 811.945.326 |
| **GASTOS DE LA PROPIEDAD** | **13.172.520.619** | | **7.353.899.917** | | | **20.526.420.536** |
| INTERESES | 13.169.956.076 | | 7.353.899.917 | | | 20.523.855.993 |
| ALQUILERES DE TIERRAS Y TERRENOS | 30.758 | | | | | 30.758 |
| DERECHOS SOBRE BIENES INTANGIBLES | 2.533.785 | | | | | 2.533.785 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **71.955.868.330** | **28.988.743** | | **9.611.941.849** | **150.051.890** | **81.746.850.812** |
| AL SECTOR PRIVADO | 9.600.045.233 | | | 1.201.601.599 | | 10.801.646.832 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 9.380.675.722 | | | 1.201.601.599 | | 10.582.277.321 |
| DONACIONES AL SECTOR PRIVADO | 219.369.511 | | | | | 219.369.511 |
| AL SECTOR PÚBLICO | 62.316.075.913 | 28.988.743 | | 8.410.340.250 | 150.051.890 | 70.905.456.796 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 42.442.293.504 | 28.988.743 | | 7.378.804.845 | | 49.850.087.092 |
| APORTES Y ASIGNACIONES A ESTADOS | 16.503.215.621 | | | 1.031.535.405 | 150.051.890 | 17.684.802.916 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 3.284.973.322 | | | | | 3.284.973.322 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C. | 35.000.000 | | | | | 35.000.000 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 50.593.466 | | | | | 50.593.466 |
| AL SECTOR EXTERNO | 39.747.184 | | | | | 39.747.184 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 19.353.543 | | | | | 19.353.543 |
| DONACIONES AL SECTOR EXTERNO | 20.393.641 | | | | | 20.393.641 |
| **RECTIFICACIONES AL PRESUPUESTO** | **1.636.989.521** | | | | | **1.636.989.521** |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 | | | | | 1.636.989.521 |
| **OTROS GASTOS CORRIENTES** | **5.319.207** | | | | | **5.319.207** |
| **GASTOS DE CAPITAL** | **32.042.708.427** | **9.588.275.913** | | **79.816.415** | | **41.710.800.755** |
| **INVERSIÓN DIRECTA** | **1.130.571.197** | **31.771.882** | | **58.689.274** | | **1.221.032.353** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 1.108.788.098 | 31.764.142 | | 58.689.274 | | 1.199.241.514 |
| BIENES INTANGIBLES | 21.783.099 | 7.740 | | | | 21.790.839 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **30.685.946.673** | **9.556.504.031** | | **21.127.141** | | **40.263.577.845** |
| AL SECTOR PRIVADO | 9.000.000 | | | | | 9.000.000 |
| DONACIONES AL SECTOR PRIVADO | 9.000.000 | | | | | 9.000.000 |
| AL SECTOR PÚBLICO | 30.676.881.673 | 9.556.504.031 | | 21.127.141 | | 40.254.512.845 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 3.635.468.407 | 9.556.504.031 | | 21.127.141 | | 13.213.099.579 |
| APORTES Y ASIGNACIONES A ESTADOS | 17.041.657.899 | | | | | 17.041.657.899 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 6.259.945.397 | | | | | 6.259.945.397 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C. | 3.199.249.475 | | | | | 3.199.249.475 |
| DONACIONES AL SECTOR PÚBLICO | | | | | | |
| OTRAS TRANSFERENCIAS Y DONACIONES | 540.560.495 | | | | | 540.560.495 |
| AL SECTOR EXTERNO | 65.000 | | | | | 65.000 |
| DONACIONES AL SECTOR EXTERNO | 65.000 | | | | | 65.000 |
| **INVERSIÓN FINANCIERA** | **226.190.557** | | | | | **226.190.557** |
| APORTES EN ACCIONES Y PARTICIP. DE CAPITAL | 226.190.557 | | | | | 226.190.557 |
| **APLICACIONES FINANCIERAS** | **145.162.135** | | **3.044.817.303** | | | **3.189.979.438** |
| AMORTIZACIÓN DE LA DEUDA | | | | | | |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | **145.162.135** | | **3.044.817.303** | | | 3.189.979.438 |

**Fuente:** Onapre

## Cuadro 6.18
# Clasificación Económica del Gasto por Acciones Centralizadas y por Proyectos
### Proyecto de Ley Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | ACCIONES CENTRALIZADAS | PROYECTOS | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|
| **TOTAL GASTOS** | **109.310.121.982** | **93.261.076.545** | **1.636.989.521** | **204.208.188.048** |
| **GASTOS CORRIENTES** | **89.247.486.024** | **68.422.932.310** | **1.636.989.521** | **159.307.407.855** |
| **GASTOS DE CONSUMO** | **25.497.884.955** | **29.893.942.824** | | **55.391.827.779** |
| REMUNERACIONES | 21.399.178.249 | 24.531.714.765 | | 45.930.893.014 |
| COMPRA DE BIENES Y SERVICIOS | 3.001.878.297 | 4.997.915.454 | | 7.999.793.751 |
| IMPUESTOS INDIRECTOS | 284.883.083 | 364.312.605 | | 649.195.688 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 811.945.326 | | | 811.945.326 |
| **GASTOS DE LA PROPIEDAD** | **20.524.627.418** | **1.793.118** | | **20.526.420.536** |
| INTERESES | 20.523.855.993 | | | 20.523.855.993 |
| ALQUILERES DE TIERRAS Y TERRENOS | 30.758 | | | 30.758 |
| DERECHOS SOBRE BIENES INTANGIBLES | 740.667 | 1.793.118 | | 2.533.785 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **43.219.942.028** | **38.526.908.784** | | **81.746.850.812** |
| AL SECTOR PRIVADO | 9.869.828.022 | 931.818.810 | | 10.801.646.832 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 9.774.372.841 | 807.904.480 | | 10.582.277.321 |
| DONACIONES AL SECTOR PRIVADO | 95.455.181 | 123.914.330 | | 219.369.511 |
| AL SECTOR PÚBLICO | 33.341.517.915 | 37.563.938.881 | | 70.905.456.796 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 15.353.397.308 | 34.496.689.784 | | 49.850.087.092 |
| APORTES Y ASIGNACIONES A ESTADOS | 14.664.147.285 | 3.020.655.631 | | 17.684.802.916 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 3.284.973.322 | | | 3.284.973.322 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C. | 35.000.000 | | | 35.000.000 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 4.000.000 | 46.593.466 | | 50.593.466 |
| AL SECTOR EXTERNO | 8.596.091 | 31.151.093 | | 39.747.184 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 8.596.091 | 10.757.452 | | 19.353.543 |
| DONACIONES AL SECTOR EXTERNO | | 20.393.641 | | 20.393.641 |
| **RECTIFICACIONES AL PRESUPUESTO** | | | **1.636.989.521** | **1.636.989.521** |
| RECTIFICACIONES AL PRESUPUESTO | | | 1.636.989.521 | 1.636.989.521 |
| **OTROS GASTOS CORRIENTES** | **5.031.623** | **287.584** | | **5.319.207** |
| OTROS GASTOS CORRIENTES | 5.031.623 | 287.584 | | 5.319.207 |
| **GASTOS DE CAPITAL** | **16.884.620.992** | **24.826.179.763** | | **41.710.800.755** |
| **INVERSIÓN DIRECTA** | **255.884.298** | **965.148.055** | | **1.221.032.353** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 243.759.476 | 955.482.038 | | 1.199.241.514 |
| BIENES INTANGIBLES | 12.124.822 | 9.666.017 | | 21.790.839 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **16.453.646.137** | **23.809.931.708** | | **40.263.577.845** |
| AL SECTOR PRIVADO | | 9.000.000 | | 9.000.000 |
| DONACIONES AL SECTOR PRIVADO | | 9.000.000 | | 9.000.000 |
| AL SECTOR PÚBLICO | 16.453.646.137 | 23.800.866.708 | | 40.254.512.845 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 77.750.037 | 13.135.349.542 | | 13.213.099.579 |
| APORTES Y ASIGNACIONES A ESTADOS | 13.095.916.880 | 3.945.741.019 | | 17.041.657.899 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 3.273.979.220 | 2.985.966.177 | | 6.259.945.397 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C. | | 3.199.249.475 | | 3.199.249.475 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 6.000.000 | 534.560.495 | | 540.560.495 |
| AL SECTOR EXTERNO | | 65.000 | | 65.000 |
| TRANSFERENCIAS AL SECTOR EXTERNO | | 65.000 | | 65.000 |
| **INVERSIÓN FINANCIERA** | **175.090.557** | **51.100.000** | | **226.190.557** |
| APORTES EN ACCIONES Y PARTICIP. DE CAPITAL | 175.090.557 | 51.100.000 | | 226.190.557 |
| **APLICACIONES FINANCIERAS** | **3.178.014.966** | **11.964.472** | | **3.189.979.438** |
| AMORTIZACIÓN DE LA DEUDA | **3.044.817.303** | | | 3.044.817.303 |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 133.197.663 | 11.964.472 | | 145.162.135 |

**Fuente:** Onapre

## Cuadro 6.19-1
# Clasificación Económica - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | ASAMBLEA NACIONAL | CONTRALORÍA GENERAL DE LA REPÚBLICA | CONSEJO NACIONAL ELECTORAL | MIN. P.P. PARA RELACIONES EXTERIORES | MIN. P.P. PARA LA DEFENSA | MIN. P.P. PARA LA EDUCACIÓN | MIN. P.P. PARA El TRABAJO Y SEGURIDAD SOCIAL | MIN. P.P. PARA EL AMBIENTE | TRIBUNAL SUPREMO DE JUSTICIA | MINISTERIO PÚBLICO |
|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **832.626.998** | **274.824.770** | **1.715.516.130** | **1.099.673.549** | **10.228.518.093** | **26.191.641.647** | **15.357.092.802** | **1.886.882.508** | **4.728.012.800** | **1.371.839.217** |
| **GASTOS CORRIENTES** | **739.031.142** | **261.702.633** | **1.694.541.110** | **1.078.783.389** | **10.180.993.132** | **25.985.818.882** | **15.295.071.103** | **958.022.174** | **4.617.782.066** | **1.334.264.611** |
| **GASTOS DE CONSUMO** | **552.435.766** | **136.338.730** | **1.424.395.940** | **939.747.988** | **8.009.451.141** | **19.139.198.517** | **552.331.871** | **584.784.996** | **3.763.281.898** | **1.152.111.481** |
| REMUNERACIONES | 501.741.173 | 97.874.128 | 966.882.820 | 669.905.107 | 6.859.159.966 | 17.740.399.441 | 456.268.494 | 513.817.870 | 3.447.251.726 | 1.026.389.455 |
| COMPRA DE BIENES Y SERVICIOS | 44.025.297 | 35.697.002 | 407.551.094 | 261.403.274 | 1.043.289.168 | 1.334.352.605 | 80.405.179 | 62.366.104 | 275.864.590 | 108.217.726 |
| IMPUESTOS INDIRECTOS | 6.669.296 | 2.767.600 | 49.962.026 | 8.439.607 | 107.002.007 | 64.446.471 | 15.658.198 | 8.601.022 | 40.165.582 | 17.504.300 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **GASTOS DE LA PROPIEDAD** | **0** | **270.000** | **4.000** | **0** | **22.750** | **150.000** | **0** | **80.000** | **0** | **0** |
| INTERESES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ALQUILERES DE TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DERECHOS SOBRE BIENES INTANGIBLES | 0 | 270.000 | 4.000 | 0 | 22.750 | 150.000 | 0 | 80.000 | 0 | 0 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **186.595.376** | **125.093.903** | **270.141.170** | **139.035.401** | **2.171.519.241** | **6.846.470.365** | **14.742.739.232** | **373.157.178** | **854.500.168** | **182.153.130** |
| AL SECTOR PRIVADO | 143.844.369 | 81.897.378 | 270.141.170 | 121.512.519 | 159.903.390 | 4.987.580.714 | 43.619.189 | 74.476.456 | 853.129.664 | 181.602.330 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 141.882.955 | 81.897.378 | 269.299.970 | 120.294.119 | 159.903.390 | 4.987.420.714 | 43.483.961 | 74.476.456 | 852.812.654 | 181.445.920 |
| DONACIONES AL SECTOR PRIVADO | 1.961.414 | 0 | 841.200 | 1.218.400 | 0 | 160.000 | 135.228 | 0 | 317.010 | 156.410 |
| AL SECTOR PÚBLICO | 42.043.555 | 43.196.525 | 0 | 5.723.274 | 2.011.528.406 | 1.857.719.545 | 14.699.120.043 | 298.605.472 | 1.370.504 | 0 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 41.943.555 | 43.196.525 | 0 | 5.723.274 | 2.011.528.406 | 1.857.719.545 | 14.699.120.043 | 298.605.472 | 1.370.504 | 0 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 100.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR EXTERNO | 707.452 | 0 | 0 | 11.799.608 | 87.445 | 1.170.106 | 0 | 75.250 | 0 | 550.800 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 707.452 | 0 | 0 | 10.000.000 | 87.445 | 1.170.106 | 0 | 75.250 | 0 | 550.800 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 1.799.608 | 0 | 0 | 0 | 0 | 0 | 0 |
| **RECTIFICACIONES AL PRESUPUESTO** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **OTROS GASTOS CORRIENTES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| OTROS GASTOS CORRIENTES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **GASTOS DE CAPITAL** | **86.030.373** | **12.922.137** | **20.483.277** | **8.067.397** | **39.524.961** | **201.607.867** | **50.021.699** | **927.660.334** | **105.220.630** | **36.314.606** |
| **INVERSIÓN DIRECTA** | **16.595.423** | **12.857.137** | **20.483.277** | **8.067.397** | **39.524.961** | **44.198.666** | **50.021.699** | **12.095.129** | **105.220.630** | **36.314.606** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 15.879.483 | 12.857.137 | 16.960.954 | 7.805.067 | 39.424.961 | 44.181.039 | 50.021.699 | 12.095.129 | 99.404.160 | 35.961.981 |
| TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BIENES INTANGIBLES | 715.940 | 0 | 3.522.323 | 262.330 | 100.000 | 17.627 | 0 | 0 | 5.816.470 | 352.625 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **69.434.950** | **65.000** | **0** | **0** | **0** | **157.409.201** | **0** | **915.565.205** | **0** | **0** |
| AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR PÚBLICO | 69.434.950 | 0 | 0 | 0 | 0 | 157.409.201 | 0 | 915.565.205 | 0 | 0 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 69.434.950 | 0 | 0 | 0 | 0 | 157.409.201 | 0 | 915.565.205 | 0 | 0 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR EXTERNO | 0 | 65.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 65.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **INVERSIÓN FINANCIERA** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| APORTES EN ACCIOES Y PARTICIP. DE CAPITAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONCESIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **APLICACIONES FINANCIERAS** | **7.565.483** | **200.000** | **491.743** | **12.822.763** | **8.000.000** | **4.214.898** | **12.000.000** | **1.200.000** | **5.010.104** | **1.260.000** |
| INCREMENTO DE ACTIVOS FINANCIEROS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AMORTIZACIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 7.565.483 | 200.000 | 491.743 | 12.822.763 | 8.000.000 | 4.214.898 | 12.000.000 | 1.200.000 | 5.010.104 | 1.260.000 |

**Fuente:** Onapre

# Cuadro 6.19-2
# Clasificación Económica - Institucional del Gasto
## Proyecto de Ley de Presupuesto 2011
## (En Bolívares)

| DENOMINACIÓN | PROCURADURÍA GENERAL DE LA REPÚBLICA | MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA | DEFENSORÍA DEL PUEBLO | VICEPRESIDENCIA DE LA REPÚBLICA | MIN. P.P. PARA LA AGRICULTURA Y TIERRAS | MIN. P.P. PARA LA EDUCACIÓN UNIVERSITARIA | MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN | MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA | CONSEJO MORAL REPÚBLICANO | SUPERINTENDENCIA DE AUDITORÍA INTERNA |
|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **90.694.204** | **37.190.980.123** | **113.420.651** | **924.477.580** | **2.511.922.688** | **11.784.526.958** | **598.193.783** | **3.415.031.451** | **4.166.576** | **20.766.818** |
| **GASTOS CORRIENTES** | **90.556.704** | **20.725.567.014** | **110.894.733** | **808.587.621** | **1.567.369.286** | **11.771.865.366** | **597.855.936** | **3.380.416.951** | **4.146.876** | **20.766.818** |
| **GASTOS DE CONSUMO** | **84.088.702** | **3.208.088.714** | **109.090.564** | **163.194.423** | **332.702.620** | **255.708.679** | **183.594.468** | **390.748.468** | **4.146.876** | **20.460.185** |
| REMUNERACIONES | 76.001.756 | 2.659.521.843 | 97.289.672 | 119.271.036 | 289.820.865 | 173.779.022 | 145.300.000 | 284.411.478 | 3.508.861 | 17.716.294 |
| COMPRA DE BIENES Y SERVICIOS | 7.021.717 | 491.845.867 | 10.239.700 | 38.797.660 | 38.961.078 | 71.576.830 | 35.095.801 | 98.913.862 | 563.015 | 2.429.997 |
| IMPUESTOS INDIRECTOS | 1.065.229 | 56.721.004 | 1.561.192 | 5.125.727 | 3.920.677 | 10.352.827 | 3.198.667 | 7.423.128 | 75.000 | 313.894 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **GASTOS DE LA PROPIEDAD** | **0** | **58.275** | **15.000** | **0** | **0** | **205.171** | **0** | **0** | **0** | **0** |
| INTERESES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ALQUILERES DE TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DERECHOS SOBRE BIENES INTANGIBLES | 0 | 58.275 | 15.000 | 0 | 0 | 205.171 | 0 | 0 | 0 | 0 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **6.468.002** | **17.517.420.025** | **1.789.169** | **645.393.198** | **1.234.666.666** | **11.515.951.516** | **414.261.468** | **2.989.668.483** | **0** | **306.633** |
| AL SECTOR PRIVADO | 5.868.002 | 489.897.605 | 1.089.169 | 56.540.807 | 182.889.422 | 39.889.113 | 7.100.000 | 127.761.992 | 0 | 306.633 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 5.718.002 | 488.633.105 | 789.169 | 5.640.807 | 182.389.422 | 33.253.213 | 6.500.000 | 104.111.992 | 0 | 306.633 |
| DONACIONES AL SECTOR PRIVADO | 150.000 | 1.264.500 | 300.000 | 50.900.000 | 500.000 | 6.635.900 | 600.000 | 23.650.000 | 0 | 0 |
| AL SECTOR PÚBLICO | 600.000 | 17.026.849.639 | 700.000 | 588.852.391 | 1.051.777.244 | 11.473.694.539 | 405.904.855 | 2.861.906.491 | 0 | 0 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 600.000 | 500.501.649 | 700.000 | 588.852.391 | 1.051.777.244 | 11.473.694.539 | 405.904.855 | 2.825.461.611 | 0 | 0 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 13.252.368.770 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 3.273.979.220 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 36.444.880 | 0 | 0 |
| AL SECTOR EXTERNO | 0 | 672.781 | 0 | 0 | 0 | 2.367.864 | 1.256.613 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 350.000 | 0 | 0 | 0 | 2.367.864 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR EXTERNO | 0 | 322.781 | 0 | 0 | 0 | 0 | 1.256.613 | 0 | 0 | 0 |
| **RECTIFICACIONES AL PRESUPUESTO** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **OTROS GASTOS CORRIENTES** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| OTROS GASTOS CORRIENTES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **GASTOS DE CAPITAL** | **137.500** | **16.464.884.985** | **2.225.919** | **115.889.959** | **938.394.996** | **12.661.592** | **337.847** | **34.614.500** | **19.700** | **0** |
| **INVERSIÓN DIRECTA** | **137.500** | **58.824.297** | **2.225.919** | **6.324.289** | **10.789.485** | **12.661.592** | **337.847** | **3.589.428** | **19.700** | **0** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 137.500 | 58.324.447 | 2.225.919 | 6.324.289 | 10.639.485 | 12.135.717 | 337.847 | 3.554.427 | 19.700 | 0 |
| TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BIENES INTANGIBLES | 0 | 499.850 | 0 | 0 | 150.000 | 525.875 | 0 | 35.001 | 0 | 0 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **0** | **16.406.060.688** | **0** | **109.565.670** | **927.605.511** | **0** | **0** | **31.025.072** | **0** | **0** |
| AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR PÚBLICO | 0 | 16.406.060.688 | 0 | 109.565.670 | 927.605.511 | 0 | 0 | 31.025.072 | 0 | 0 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 0 | 36.164.588 | 0 | 109.565.670 | 927.605.511 | 0 | 0 | 31.025.072 | 0 | 0 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 13.095.916.880 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 3.273.979.220 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PUBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **INVERSIÓN FINANCIERA** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| APORTES EN ACCIONES Y PARTICIP. DE CAPITAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONCESIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **APLICACIONES FINANCIERAS** | **0** | **528.124** | **299.999** | **0** | **6.158.406** | **0** | **0** | **0** | **0** | **0** |
| INCREMENTO DE ACTIVOS FINANCIEROS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AMORTIZACION DE PRESTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERV. DEUDA PUB. POR OBLIG. DE EJERCICIOS ANTERIORES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 0 | 528.124 | 299.999 | 0 | 6.158.406 | 0 | 0 | 0 | 0 | 0 |

**Fuente:** Onapre

## Cuadro 6.19-3

# Clasificación Económica - Institucional del Gasto

### Proyecto de Ley de Presupuesto 2011

### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA LA ALIMENTACIÓN | MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA | MIN. P.P. PARA EL TURISMO | MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO | MIN. P.P. PARA LA CULTURA | MIN. P.P. PARA EL DEPORTE | MIN. P.P. PARA LOS PUEBLOS INDÍGENAS | MIN. P.P. PARA EL COMERCIO | MIN. P.P. PARA LA SALUD | MIN. P.P. PARA LA CIENCIA, TECNOLOGÍA E INDUSTRIAS INTERMEDIAS |
|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **3.171.558.660** | **1.521.922.574** | **123.708.141** | **290.547.597** | **950.699.568** | **778.605.795** | **146.395.923** | **236.613.654** | **15.459.046.621** | **1.957.219.761** |
| **GASTOS CORRIENTES** | **3.143.476.987** | **111.508.988** | **122.535.328** | **287.692.081** | **876.427.134** | **774.484.201** | **119.019.047** | **233.342.465** | **15.134.830.609** | **1.918.567.339** |
| **GASTOS DE CONSUMO** | **128.129.252** | **85.593.427** | **109.712.561** | **211.242.471** | **275.342.272** | **308.710.365** | **71.683.427** | **139.447.494** | **7.649.256.413** | **219.759.087** |
| REMUNERACIONES | 91.036.149 | 73.473.485 | 86.917.996 | 168.095.145 | 126.654.538 | 177.402.601 | 34.423.523 | 108.233.554 | 5.803.623.058 | 156.394.429 |
| COMPRA DE BIENES Y SERVICIOS | 31.029.159 | 10.552.571 | 19.613.224 | 38.001.428 | 124.890.458 | 118.525.363 | 27.520.556 | 27.991.033 | 1.801.340.283 | 54.880.241 |
| IMPUESTOS INDIRECTOS | 6.063.944 | 1.567.371 | 3.181.341 | 5.145.898 | 23.797.276 | 12.782.401 | 9.739.348 | 3.222.907 | 44.293.072 | 8.484.417 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **GASTOS DE LA PROPIEDAD** | **0** | **0** | **0** | **0** | **1.000.000** | **0** | **0** | **0** | **0** | **0** |
| INTERESES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ALQUILERES DE TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DERECHOS SOBRE BIENES INTANGIBLES | 0 | 0 | 0 | 0 | 1.000.000 | 0 | 0 | 0 | 0 | 0 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **3.015.346.735** | **25.915.561** | **12.794.894** | **76.449.610** | **600.084.862** | **465.773.836** | **47.335.620** | **93.894.971** | **7.485.557.596** | **1.698.808.252** |
| AL SECTOR PRIVADO | 2.328.983 | 290.561 | 8.073.768 | 33.652.965 | 37.972.075 | 113.273.836 | 41.593.313 | 47.547.199 | 832.542.492 | 3.306.762 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 300.000 | 110.561 | 7.473.768 | 33.652.965 | 28.025.622 | 84.391.509 | 0 | 47.547.199 | 827.042.492 | 1.506.762 |
| DONACIONES AL SECTOR PRIVADO | 2.028.983 | 180.000 | 600.000 | 0 | 9.946.453 | 28.882.327 | 41.593.313 | 0 | 5.500.000 | 1.800.000 |
| AL SECTOR PÚBLICO | 3.013.017.752 | 25.625.000 | 4.000.000 | 42.796.645 | 562.112.787 | 352.500.000 | 0 | 46.347.772 | 6.653.015.104 | 1.692.882.740 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 3.013.017.752 | 25.625.000 | 4.000.000 | 42.796.645 | 561.812.787 | 352.500.000 | 0 | 46.347.772 | 2.506.130.796 | 1.692.882.740 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4.126.141.620 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 10.994.102 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 0 | 300.000 | 0 | 0 | 0 | 9.748.586 | 0 |
| AL SECTOR EXTERNO | 0 | 0 | 721.126 | 0 | 0 | 0 | 5.742.307 | 0 | 0 | 2.618.750 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 0 | 721.126 | 0 | 0 | 0 | 0 | 0 | 0 | 2.000.000 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 5.742.307 | 0 | 0 | 618.750 |
| **RECTIFICACIONES AL PRESUPUESTO** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **OTROS GASTOS CORRIENTES** | **1.000** | **0** | **27.873** | **0** | **0** | **0** | **0** | **0** | **16.600** | **0** |
| OTROS GASTOS CORRIENTES | 1.000 | 0 | 27.873 | 0 | 0 | 0 | 0 | 0 | 16.600 | 0 |
| **GASTOS DE CAPITAL** | **28.081.673** | **1.410.263.586** | **1.172.813** | **2.323.588** | **74.272.434** | **4.121.594** | **27.376.876** | **2.271.189** | **312.216.012** | **37.252.422** |
| **INVERSIÓN DIRECTA** | **25.620.923** | **1.507.919** | **1.172.813** | **2.323.588** | **72.920.184** | **4.121.594** | **27.376.876** | **2.271.189** | **188.423.778** | **18.728.024** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 23.851.055 | 1.158.544 | 1.151.313 | 2.323.588 | 72.920.184 | 4.061.109 | 27.366.876 | 2.271.189 | 188.338.053 | 18.710.167 |
| TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BIENES INTANGIBLES | 1.769.868 | 349.375 | 21.500 | 0 | 0 | 60.485 | 10.000 | 0 | 85.725 | 17.857 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **2.460.750** | **1.408.755.667** | **0** | **0** | **1.352.250** | **0** | **0** | **0** | **123.792.234** | **18.524.398** |
| AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR PÚBLICO | 2.460.750 | 1.408.755.667 | 0 | 0 | 1.352.250 | 0 | 0 | 0 | 123.792.234 | 18.524.398 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 2.460.750 | 1.408.755.667 | 0 | 0 | 0 | 0 | 0 | 0 | 123.792.234 | 18.524.398 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 0 | 1.352.250 | 0 | 0 | 0 | 0 | 0 |
| AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **INVERSIÓN FINANCIERA** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| APORTES EN ACCIOES Y PARTICIP. DE CAPITAL | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| CONCESIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **APLICACIONES FINANCIERAS** | **0** | **150.000** | **0** | **531.928** | **0** | **0** | **0** | **1.000.000** | **12.000.000** | **1.400.000** |
| INCREMENTO DE ACTIVOS FINANCIEROS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| AMORTIZACIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 0 | 150.000 | 0 | 531.928 | 0 | 0 | 0 | 1.000.000 | 12.000.000 | 1.400.000 |

**Fuente:** Onapre

## Cuadro 6.19-4
# Clasificación Económica - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL | MIN. P.P. PARA LA MUJER Y LA IGUAL DE GENERO | MIN. P.P. PARA LA ENERGÍA ELÉCTRICA | MIN. P.P. DE PLANIFICACIÓN Y FINANZAS | MIN. P.P. PARA TRANSPORTE Y COMUNICACIONES | MIN. P.P. PARA VIVIENDA Y HÁBITAT | CONSEJO FEDERAL DE GOBIERNO | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **2.515.374.985** | **308.921.143** | **7.072.484.324** | **29.501.521.321** | **5.422.382.260** | **2.073.575.250** | **10.699.811.604** | **1.636.989.521** | **204.208.188.048** |
| **GASTOS CORRIENTES** | **2.467.504.363** | **228.683.482** | **567.069.782** | **26.162.974.067** | **3.278.435.739** | **987.252.487** | **32.576.688** | **1.636.989.521** | **159.307.407.855** |
| **GASTOS DE CONSUMO** | **489.667.258** | **135.385.648** | **436.693.519** | **2.744.234.365** | **1.074.139.018** | **274.352.487** | **32.576.688** | **0** | **55.391.827.779** |
| REMUNERACIONES | 337.907.628 | 77.618.901 | 299.750.704 | 1.093.009.119 | 934.917.198 | 190.075.250 | 25.048.729 | 0 | 45.930.893.014 |
| COMPRA DE BIENES Y SERVICIOS | 131.212.839 | 48.893.791 | 113.542.891 | 807.343.824 | 119.729.157 | 69.734.354 | 6.375.013 | 0 | 7.999.793.751 |
| IMPUESTOS INDIRECTOS | 20.546.791 | 8.872.956 | 23.399.924 | 31.936.096 | 19.492.663 | 14.542.883 | 1.152.946 | 0 | 649.195.688 |
| DESCUENTOS, BONIFICACIONES Y DEVOLUCIONES | 0 | 0 | 0 | 811.945.326 | 0 | 0 | 0 | 0 | 811.945.326 |
| **GASTOS DE LA PROPIEDAD** | **53.089** | **0** | **478.000** | **20.524.079.251** | **5.000** | **0** | **0** | **0** | **20.526.420.536** |
| INTERESES | 0 | 0 | 0 | 20.523.855.993 | 0 | 0 | 0 | 0 | 20.523.855.993 |
| ALQUILERES DE TIERRAS Y TERRENOS | 0 | 0 | 0 | 30.758 | 0 | 0 | 0 | 0 | 30.758 |
| DERECHOS SOBRE BIENES INTANGIBLES | 53.089 | 0 | 478.000 | 192.500 | 5.000 | 0 | 0 | 0 | 2.533.785 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **1.977.514.032** | **93.297.834** | **129.898.263** | **2.889.656.701** | **2.204.291.721** | **712.900.000** | **0** | **0** | **81.746.850.812** |
| AL SECTOR PRIVADO | 174.064.165 | 1.317.280 | 4.455.274 | 725.747.120 | 824.931.117 | 121.500.000 | 0 | 0 | 10.801.646.832 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 142.033.892 | 337.280 | 1.472.174 | 725.712.120 | 822.911.117 | 119.500.000 | 0 | 0 | 10.582.277.321 |
| DONACIONES AL SECTOR PRIVADO | 32.030.273 | 980.000 | 2.983.100 | 35.000 | 2.020.000 | 2.000.000 | 0 | 0 | 219.369.511 |
| AL SECTOR PÚBLICO | 1.793.796.285 | 90.980.554 | 124.142.989 | 2.163.886.081 | 1.379.360.604 | 591.400.000 | 0 | 0 | 70.905.456.796 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 1.758.796.285 | 90.980.554 | 124.142.989 | 1.853.593.555 | 1.379.360.604 | 591.400.000 | 0 | 0 | 49.850.087.092 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 306.292.526 | 0 | 0 | 0 | 0 | 17.684.802.916 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3.284.973.322 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 35.000.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 35.000.000 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 4.000.000 | 0 | 0 | 0 | 0 | 50.593.466 |
| AL SECTOR EXTERNO | 9.653.582 | 1.000.000 | 1.300.000 | 23.500 | 0 | 0 | 0 | 0 | 39.747.184 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 0 | 1.300.000 | 23.500 | 0 | 0 | 0 | 0 | 19.353.543 |
| DONACIONES AL SECTOR EXTERNO | 9.653.582 | 1.000.000 | 0 | 0 | 0 | 0 | 0 | 0 | 20.393.641 |
| **RECTIFICACIONES AL PRESUPUESTO** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **1.636.989.521** | **1.636.989.521** |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1.636.989.521 | 1.636.989.521 |
| **OTROS GASTOS CORRIENTES** | **269.984** | **0** | **0** | **5.003.750** | **0** | **0** | **0** | **0** | **5.319.207** |
| OTROS GASTOS CORRIENTES | 269.984 | 0 | 0 | 5.003.750 | 0 | 0 | 0 | 0 | 5.319.207 |
| **GASTOS DE CAPITAL** | **29.810.622** | **80.237.661** | **6.505.414.542** | **244.561.264** | **2.142.846.521** | **1.084.322.763** | **10.667.234.916** | **0** | **41.710.800.755** |
| **INVERSIÓN DIRECTA** | **20.810.622** | **23.737.661** | **262.144.339** | **52.623.511** | **39.567.587** | **34.322.763** | **3.070.000** | **0** | **1.221.032.353** |
| FORMACIÓN BRUTA DE CAPITAL FIJO | 20.748.622 | 23.337.661 | 261.756.774 | 49.381.901 | 39.567.587 | 31.009.950 | 2.996.000 | 0 | 1.199.241.514 |
| TIERRAS Y TERRENOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| BIENES INTANGIBLES | 62.000 | 400.000 | 387.565 | 3.241.610 | 0 | 3.312.813 | 74.000 | 0 | 21.790.839 |
| **TRANSFERENCIAS Y DONACIONES DE CAPITAL** | **9.000.000** | **6.500.000** | **6.243.270.203** | **15.747.196** | **2.103.278.934** | **1.050.000.000** | **10.664.164.916** | **0** | **40.263.577.845** |
| AL SECTOR PRIVADO | 9.000.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9.000.000 |
| TRANSFERENCIAS AL SECTOR PRIVADO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| DONACIONES AL SECTOR PRIVADO | 9.000.000 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 9.000.000 |
| AL SECTOR PÚBLICO | 0 | 6.500.000 | 6.243.270.203 | 15.747.196 | 2.103.278.934 | 1.050.000.000 | 10.664.164.916 | 0 | 40.254.512.845 |
| TRANSFERENCIAS A ENTES DESCENTRALIZADOS | 0 | 6.500.000 | 6.243.270.203 | 9.747.196 | 2.103.278.934 | 1.050.000.000 | 0 | 0 | 13.213.099.579 |
| APORTES Y ASIGNACIONES A ESTADOS | 0 | 0 | 0 | 0 | 0 | 0 | 3.945.741.019 | 0 | 17.041.657.899 |
| APORTES Y ASIGNACIONES A MUNICIPIOS | 0 | 0 | 0 | 0 | 0 | 0 | 2.985.966.177 | 0 | 6.259.945.397 |
| ASIGNACIONES AL FONDO NACIONAL DE LOS CONSEJOS COMUNALES PARA LOS CONSEJOS C | 0 | 0 | 0 | 0 | 0 | 0 | 3.199.249.475 | 0 | 3.199.249.475 |
| DONACIONES AL SECTOR PÚBLICO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| OTRAS TRANSFERENCIAS Y DONACIONES | 0 | 0 | 0 | 6.000.000 | 0 | 0 | 533.208.245 | 0 | 540.560.495 |
| AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 65.000 |
| TRANSFERENCIAS AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 65.000 |
| DONACIONES AL SECTOR EXTERNO | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **INVERSIÓN FINANCIERA** | **0** | **50.000.000** | **0** | **176.190.557** | **0** | **0** | **0** | **0** | **226.190.557** |
| APORTES EN ACCIOES Y PARTICIP. DE CAPITAL | 0 | 50.000.000 | 0 | 176.190.557 | 0 | 0 | 0 | 0 | 226.190.557 |
| CONCESIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **APLICACIONES FINANCIERAS** | **18.060.000** | **0** | **0** | **3.093.985.990** | **1.100.000** | **2.000.000** | **0** | **0** | **3.189.979.438** |
| INCREMENTO DE ACTIVOS FINANCIEROS | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| AMORTIZACIÓN DE PRÉSTAMOS | 0 | 0 | 0 | 3.044.817.303 | 0 | 0 | 0 | 0 | 3.044.817.303 |
| SERV. DEUDA PÚB. POR OBLIG. DE EJERCICIOS ANTERIORES | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | |
| DISMINUCIÓN DE OTROS PASIVOS FINANCIEROS | 18.060.000 | 0 | 0 | 49.168.687 | 1.100.000 | 2.000.000 | 0 | 0 | 145.162.135 |

**Fuente:** Onapre

Cuadro 6.20

**Clasificación Sectorial del Gasto**

**2006-2010**

**(Miles de Bolívares)**

| CONCEPTOS | 2006 | 2007 | 2008 | 2009 | 2010 a/ |
|---|---|---|---|---|---|
| **T O T A L** | **128.261.073** | **143.243.259** | **192.543.448** | **192.939.987** | **219.047.500** |
| **DIRECCIÓN SUPERIOR** | **4.780.945** | **4.910.614** | **6.678.495** | **5.693.350** | **7.331.009** |
| **SEGURIDAD Y DEFENSA** | **7.866.584** | **8.975.782** | **12.923.928** | **13.265.089** | **17.825.746** |
| DEFENSA NACIONAL | 4.325.245 | 4.719.477 | 6.370.968 | 6.837.784 | 8.435.085 |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | 971.957 | 1.231.918 | 1.953.297 | 1.904.935 | 2.380.403 |
| ADMON. JUSTICIA Y MINISTERIO PÚBLICO | 2.569.382 | 3.024.387 | 4.599.663 | 4.522.370 | 7.010.258 |
| **AGRÍCOLA** | **2.367.948** | **3.756.143** | **6.599.236** | **6.850.052** | **5.902.448** |
| **ENERGÍA, MINAS Y PETRÓLEO** | **631.124** | **1.979.037** | **2.938.424** | **3.019.246** | **5.290.524** |
| ENERGÍA | 482.059 | 1.793.678 | 2.631.004 | 2.607.400 | 4.518.879 |
| MINAS | 27.574 | 20.106 | 60.275 | 50.378 | 258.540 |
| PETRÓLEO Y PETROQUÍMICA | 121.491 | 165.253 | 247.145 | 361.468 | 513.105 |
| **INDUSTRIA Y COMERCIO** | **5.783.701** | **8.628.358** | **6.822.541** | **6.770.943** | **3.681.575** |
| INDUSTRIA LIGERA | 1.537.048 | 691.275 | 1.199.822 | 559.424 | 572.576 |
| INDUSTRIA BÁSICA | 22.660 | 37.185 | 54.531 | 26.740 | 789.745 |
| COMERCIO | 4.223.993 | 7.899.898 | 5.568.188 | 6.184.779 | 2.319.254 |
| **TURISMO Y RECREACIÓN** | **273.697** | **154.638** | **438.875** | **232.193** | **193.439** |
| **TRANSPORTE Y COMUNICACIONES** | **5.664.239** | **5.019.662** | **6.187.693** | **4.856.006** | **5.278.190** |
| TRANSPORTE | 5.476.742 | 3.197.538 | 5.608.305 | 4.698.989 | 4.966.358 |
| COMUNICACIONES | 187.497 | 1.822.124 | 579.388 | 157.017 | 311.832 |
| **EDUCACIÓN** | **19.900.204** | **23.843.010** | **35.495.997** | **37.518.054** | **36.751.694** |
| INTEGRAL | 11.251.383 | 14.085.247 | 22.189.346 | 24.150.657 | 24.061.841 |
| SUPERIOR | 8.648.821 | 9.757.763 | 13.306.651 | 13.367.397 | 12.689.853 |
| **CULTURA Y COMUNICACIÓN SOCIAL** | **1.143.972** | **1.436.753** | **2.151.704** | **2.219.707** | **2.297.122** |
| CULTURA | 789.939 | 1.024.272 | 1.341.337 | 1.254.990 | 1.264.007 |
| COMUNICACIÓN SOCIAL | 354.033 | 412.481 | 810.367 | 964.717 | 1.033.115 |
| **CIENCIA Y TECNOLOGÍA** | **764.190** | **1.025.647** | **1.369.170** | **1.542.783** | **1.304.383** |
| **VIVIENDA, DES. URBANOS Y SERV. CONEXOS** | **6.121.888** | **3.214.182** | **3.681.817** | **1.351.645** | **2.662.929** |
| **SALUD** | **7.245.023** | **9.759.143** | **13.360.244** | **13.775.392** | **19.535.951** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **4.236.165** | **6.152.789** | **8.889.573** | **10.437.940** | **9.288.994** |
| **SEGURIDAD SOCIAL** | **15.290.969** | **18.828.024** | **25.396.060** | **26.509.924** | **37.974.948** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **46.190.424** | **45.559.477** | **59.609.691** | **58.897.663** | **63.728.548** |
| TRANSFERENCIAS EXTERNAS | 168.766 | 63.241 | 141.486 | 96.446 | 38.092 |
| SITUADO CONSTITUCIONAL | 20.913.181 | 24.339.428 | 31.157.380 | 28.828.975 | 30.970.606 |
| SERVICIO DE LA DEUDA PÚBLICA | 15.927.447 | 12.752.102 | 16.915.828 | 16.310.805 | 16.807.725 |
| SUBSIDIO DE CAPITALIDAD | 35.000 | 65.000 | 70.000 | 0 | 0 |
| APORTE A LA POLICIA METROPOLITANA | 0 | 0 | 0 | 0 | 50.000 |
| FIDES | 3.975.220 | 4.714.870 | 4.097.214 | 6.924.810 | 7.766.561 |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | 371.375 | 232.333 | 592.079 | 480.737 | 555.444 |
| FONDO DE REEST. DE LOS ORG. DEL SECTOR PUBLICO | 0 | 0 | 0 | 0 | 0 |
| ASIGNACIONES ECONÓMICAS ESPECIALES | 4.439.435 | 3.392.503 | 6.634.806 | 6.255.890 | 7.540.120 |
| OTROS GASTOS NO CLASIFICADOS | 360.000 | 0 | 0 | 0 | 0 |
| RECTIFICACIONES AL PRESUPUESTO | 0 | 0 | 898 | 0 | 0 |

**Fuente:** Onapre

Notas:

a/ Cifras estimadas al 31/12/2010

Los valores monetarios para los años 2006-2007, se expresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

## Cuadro 6.21

# Clasificación Sectorial del Gasto

**Proyecto de Ley de Presupuesto 2011**
**(En Bolívares)**

| DENOMINACIÓN | MONTO |
|---|---|
| **TOTAL GASTOS** | **204.208.188.048** |
| **SECTORES SOCIALES** | **91.122.031.464** |
| **EDUCACIÓN** | **30.493.994.245** |
| INTEGRAL | 18.281.832.892 |
| UNIVERSITARIA | 12.212.161.353 |
| **CULTURA Y COMUNICACIÓN SOCIAL** | **1.578.487.060** |
| CULTURA | 1.014.767.614 |
| COMUNICACIÓN SOCIAL | 563.719.446 |
| **CIENCIA Y TECNOLOGÍA** | **1.215.763.721** |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS** | **1.729.701.176** |
| **SALUD** | **17.931.470.612** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **15.917.245.340** |
| **SEGURIDAD SOCIAL** | **22.255.369.310** |
| **SECTORES PRODUCTIVOS** | **20.549.200.029** |
| **AGRÍCOLA** | **4.808.611.774** |
| **ENERGÍA, MINAS Y PETRÓLEO** | **7.276.652.289** |
| ENERGÍA | 6.965.339.814 |
| MINERÍA | 68.758.968 |
| PETRÓLEO Y PETROQUÍMICA | 242.553.507 |
| **INDUSTRIA Y COMERCIO** | **3.854.876.496** |
| INDUSTRIA LIGERA | 473.944.624 |
| INDUSTRIA BÁSICA | 1.462.215.129 |
| COMERCIO | 1.918.716.743 |
| **TURISMO Y RECREACIÓN** | **165.362.199** |
| **TRANSPORTE Y COMUNICACIONES** | **4.443.697.271** |
| TRANSPORTE | 4.017.482.255 |
| COMUNICACIONES | 426.215.016 |
| **SERVICIOS GENERALES** | **21.854.310.038** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | **6.011.090.873** |
| **SEGURIDAD Y DEFENSA** | **15.843.219.165** |
| DEFENSA NACIONAL | 7.416.788.981 |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | 2.354.012.518 |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | 6.072.417.666 |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **70.682.646.517** |
| TRANSFERENCIAS AL EXTERIOR | 183.751.648 |
| SITUADO CONSTITUCIONAL | 32.739.792.200 |
| SERVICIO DE LA DEUDA PÚBLICA | 25.001.603.816 |
| SUBSIDIO DE CAPITALIDAD | 150.051.890 |
| APORTE POLICÍA METROPOLITANA | |
| FIDES | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | 306.292.526 |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | |
| OTROS GASTOS NO CLASIFICADOS | 0 |
| CONSEJO FEDERAL DE GOBIERNO | 10.664.164.916 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.22
# Clasificación Sectorial del Gasto por Fuentes de Financiamiento
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | ORDINARIOS | PROYECTOS POR ENDEUDAMIENTO | DEUDA PÚBLICA | GESTION FISCAL | OTRAS FUENTES | TOTAL |
|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **163.698.961.000** | **9.629.482.575** | **10.729.692.583** | **20.000.000.000** | **150.051.890** | **204.208.188.048** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | **5.946.077.058** | **65.013.815** | | | | **6.011.090.873** |
| **SEGURIDAD Y DEFENSA** | **13.370.237.117** | **51.644.496** | | **2.421.337.552** | | **15.843.219.165** |
| DEFENSA NACIONAL | 4.965.926.468 | 29.524.961 | | 2.421.337.552 | | 7.416.788.981 |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | 2.331.892.983 | 22.119.535 | | | | 2.354.012.518 |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | 6.072.417.666 | | | | | 6.072.417.666 |
| **AGRÍCOLA** | **3.860.108.579** | **948.503.195** | | | | **4.808.611.774** |
| **ENERGÍA, MINAS Y PETRÓLEO** | **2.537.376.572** | **4.739.275.717** | | | | **7.276.652.289** |
| ENERGÍA | 2.226.064.097 | 4.739.275.717 | | | | 6.965.339.814 |
| MINERÍA | 68.758.968 | | | | | 68.758.968 |
| PETRÓLEO Y PETROQUÍMICA | 242.553.507 | | | | | 242.553.507 |
| **INDUSTRIA Y COMERCIO** | **2.446.120.829** | **1.408.755.667** | | | | **3.854.876.496** |
| INDUSTRIA LIGERA | 473.944.624 | | | | | 473.944.624 |
| INDUSTRIA BÁSICA | 53.459.462 | 1.408.755.667 | | | | 1.462.215.129 |
| COMERCIO | 1.918.716.743 | | | | | 1.918.716.743 |
| **TURISMO Y RECREACIÓN** | **165.362.199** | | | | | **165.362.199** |
| **TRANSPORTE Y COMUNICACIONES** | **2.340.418.337** | **2.103.278.934** | | | | **4.443.697.271** |
| TRANSPORTE | 1.914.203.321 | 2.103.278.934 | | | | 4.017.482.255 |
| COMUNICACIONES | 426.215.016 | | | | | 426.215.016 |
| **EDUCACIÓN** | **22.908.263.484** | | | **7.585.730.761** | | **30.493.994.245** |
| INTEGRAL | 13.679.983.850 | | | 4.601.849.042 | | 18.281.832.892 |
| UNIVERSITARIA | 9.228.279.634 | | | 2.983.881.719 | | 12.212.161.353 |
| **CULTURA Y COMUNICACIÓN SOCIAL** | **1.468.921.390** | **109.565.670** | | | | **1.578.487.060** |
| CULTURA | 905.201.944 | 109.565.670 | | | | 1.014.767.614 |
| COMUNICACIÓN SOCIAL | 563.719.446 | | | | | 563.719.446 |
| **CIENCIA Y TECNOLOGÍA** | **1.215.763.721** | | | | | **1.215.763.721** |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS** | **1.529.661.168** | **200.040.008** | | | | **1.729.701.176** |
| **SALUD** | **13.859.686.418** | | | **4.071.784.194** | | **17.931.470.612** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **11.797.823.751** | **3.405.073** | | **4.116.016.516** | | **15.917.245.340** |
| **SEGURIDAD SOCIAL** | **20.450.238.333** | | | **1.805.130.977** | | **22.255.369.310** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **59.802.902.044** | | **10.729.692.583** | | **150.051.890** | **70.682.646.517** |
| TRANSFERENCIAS AL EXTERIOR | 183.751.648 | | | | | 183.751.648 |
| SITUADO CONSTITUCIONAL | 32.739.792.200 | | | | | 32.739.792.200 |
| SERVICIO DE LA DEUDA PÚBLICA | 14.271.911.233 | | 10.729.692.583 | | | 25.001.603.816 |
| SUBSIDIO DE CAPITALIDAD | | | | | 150.051.890 | 150.051.890 |
| APORTE POLICÍA METROPOLITANA | | | | | | |
| FIDES | | | | | | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | 306.292.526 | | | | | 306.292.526 |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | | | | | | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | | | | | | |
| OTROS GASTOS NO CLASIFICADOS | | | | | | |
| CONSEJO FEDERAL DE GOBIERNO | 10.664.164.916 | | | | | 10.664.164.916 |
| RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 | | | | | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.23-1
## Clasificación Sectorial - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | ASAMBLEA NACIONAL | CONTRALORÍA GENERAL DE LA REPÚBLICA | CONSEJO NACIONAL ELECTORAL | MIN. P.P. PARA RELACIONES EXTERIORES | MIN. P.P. PARA LA DEFENSA | MIN. P.P. PARA LA EDUCACIÓN | MIN. P.P. PARA EL TRABAJO Y SEGURIDAD SOCIAL | MIN. P.P. PARA EL AMBIENTE | TRIBUNAL SUPREMO DE JUSTICIA | MINISTERIO PÚBLICO | PROCURADURÍA GENERAL DE LA REPÚBLICA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **832.626.998** | **274.824.770** | **1.715.516.130** | **1.099.673.549** | **10.228.518.093** | **26.191.641.647** | **15.357.092.802** | **1.886.882.508** | **4.728.012.800** | **1.371.839.217** | **90.694.204** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | **513.555.242** | **140.821.876** | **1.101.611.373** | **840.783.438** | | | | | | | **67.415.895** |
| **SEGURIDAD Y DEFENSA** | | | | **1.000.000** | **7.356.220.294** | **200.000** | | | **3.614.434.793** | **997.785.787** | |
| DEFENSA NACIONAL | | | | 1.000.000 | 7.356.220.294 | | | | | | |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | | | | | | 200.000 | | | | | |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | | | | | | | | | 3.614.434.793 | 997.785.787 | |
| **AGRÍCOLA** | | | | | | | | **741.115.037** | | | |
| **ENERGÍA, MINAS Y PETRÓLEO** | | | | | | | | | | | |
| ENERGÍA | | | | | | | | | | | |
| MINERÍA | | | | | | | | | | | |
| PETRÓLEO Y PETROQUÍMICA | | | | | | | | | | | |
| **INDUSTRIA Y COMERCIO** | | | | | | | | | | | |
| INDUSTRIA LIGERA | | | | | | | | | | | |
| INDUSTRIA BÁSICA | | | | | | | | | | | |
| COMERCIO | | | | | | | | | | | |
| **TURISMO Y RECREACIÓN** | | | | | | | | **91.417.217** | | | |
| **TRANSPORTE Y COMUNICACIONES** | **41.943.555** | | | | **15.200.000** | | | | | | |
| TRANSPORTE | | | | | 15.200.000 | | | | | | |
| COMUNICACIONES | 41.943.555 | | | | | | | | | | |
| **EDUCACIÓN** | | **19.515.525** | | **6.490** | **40.423.681** | **18.135.635.828** | | **250.000** | | | |
| INTEGRAL | | | | | 15.000 | 18.135.635.828 | | | | | |
| SUPERIOR | | 19.515.525 | | 6.490 | 40.408.681 | | | 250.000 | | | |
| **CULTURA Y COMUNICACIÓN SOCIAL** | | | | | **156.197** | **4.117.200** | | | | | |
| CULTURA | | | | | 156.197 | 4.117.200 | | | | | |
| COMUNICACIÓN SOCIAL | | | | | | | | | | | |
| **CIENCIA Y TECNOLOGÍA** | | | | | | **42.936.892** | | **23.835.865** | | | |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CONEXOS** | | | | | | | | **782.573.108** | | | |
| **SALUD** | **77.369.154** | **25.732.212** | **134.949.584** | **44.366.885** | **59.031.218** | **1.855.373.302** | **58.900.000** | **63.031.927** | **477.591.219** | **130.819.877** | **5.024.492** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **42.117.387** | **6.545.622** | **90.771.232** | **85.658.723** | **487.162.194** | **2.608.702.120** | **4.615.164.655** | **56.831.413** | **25.120.394** | **18.943.948** | **7.180.205** |
| **SEGURIDAD SOCIAL** | **157.341.660** | **82.144.535** | **388.183.941** | **127.858.013** | **2.270.237.064** | **3.543.506.199** | **10.683.028.147** | **127.752.691** | **610.866.394** | **223.738.805** | **11.073.612** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **300.000** | **65.000** | | | **87.445** | **1.170.106** | | **75.250** | | **550.800** | |
| TRANSFERENCIAS AL EXTERIOR | 300.000 | 65.000 | | | 87.445 | 1.170.106 | | 75.250 | | 550.800 | |
| SITUADO CONSTITUCIONAL | | | | | | | | | | | |
| SERVICIO DE LA DEUDA PUBLICA | | | | | | | | | | | |
| SUBSIDIO DE CAPITALIDAD | | | | | | | | | | | |
| APORTE POLICÍA METROPOLITANA | | | | | | | | | | | |
| FIDES | | | | | | | | | | | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | | | | | | | | | | | |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | | | | | | | | | | | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | | | | | | | | | | | |
| OTROS GASTOS NO CLASIFICADOS | | | | | | | | | | | |
| CONSEJO FEDERAL DE GOBIERNO | | | | | | | | | | | |
| RECTIFICACIONES AL PRESUPUESTO | | | | | | | | | | | |

**Fuente:** Onapre

## Cuadro 6.23-2
# Clasificación Sectorial - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA RELACIONES INTERIORES Y JUSTICIA | DEFENSORÍA DEL PUEBLO | VICEPRESIDENCIA DE LA REPÚBLICA | MIN. P.P. PARA LA AGRICULTURA Y TIERRAS | MIN. P.P. PARA LA EDUCACIÓN UNIVERSITARIA | MIN. P.P. PARA LA COMUNICACIÓN Y LA INFORMACIÓN | MIN. P.P. DEL DESPACHO DE LA PRESIDENCIA | CONSEJO MORAL REPÚBLICANO | SUPERINTENDENCIA DE AUDITORÍA INTERNA | MIN. P.P. PARA LA ALIMENTACIÓN | MIN. P.P. PARA LAS INDUSTRIAS BÁSICAS Y MINERÍA |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **37.190.980.123** | **113.420.651** | **924.477.580** | **2.511.922.688** | **11.784.526.958** | **598.193.783** | **3.415.031.451** | **4.166.576** | **20.766.818** | **3.171.558.660** | **1.521.922.574** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | | | **181.602.377** | | | | **416.633.401** | **3.860.236** | **17.501.635** | **133.714.815** | |
| **SEGURIDAD Y DEFENSA** | **3.721.346.972** | **103.054.132** | | | | | | | | | |
| DEFENSA NACIONAL | 10.400.000 | | | | | | | | | | |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | 2.353.804.018 | | | | | | | | | | |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | 1.357.142.954 | 103.054.132 | | | | | | | | | |
| **AGRÍCOLA** | | | | **1.923.218.366** | | | | | | **2.140.478.502** | |
| **ENERGÍA, MINAS Y PETRÓLEO** | | | | | | | | | | | **51.758.968** |
| ENERGÍA | | | | | | | | | | | |
| MINERÍA | | | | | | | | | | | 51.758.968 |
| PETRÓLEO Y PETROQUÍMICA | | | | | | | | | | | |
| **INDUSTRIA Y COMERCIO** | | | **531.367.442** | | | | | | | | **1.462.215.129** |
| INDUSTRIA LIGERA | | | 22.143.397 | | | | | | | | |
| INDUSTRIA BÁSICA | | | | | | | | | | | 1.462.215.129 |
| COMERCIO | | | 509.224.045 | | | | | | | | |
| **TURISMO Y RECREACIÓN** | | | | | | | | | | | |
| **TRANSPORTE Y COMUNICACIONES** | | | **28.321.808** | | | **61.311.461** | | | | | |
| TRANSPORTE | | | 28.321.808 | | | | | | | | |
| COMUNICACIONES | | | | | | 61.311.461 | | | | | |
| **EDUCACIÓN** | **181.041.270** | | | | **11.663.070.102** | | | | | | |
| INTEGRAL | | | | | | | | | | | |
| SUPERIOR | 181.041.270 | | | | 11.663.070.102 | | | | | | |
| **CULTURA Y COMUNICACIÓN SOCIAL** | | | **109.565.670** | | **6.907.277** | **493.719.446** | | | | | |
| CULTURA | | | 109.565.670 | | 6.907.277 | | | | | | |
| COMUNICACIÓN SOCIAL | | | | | | 493.719.446 | | | | | |
| **CIENCIA Y TECNOLOGÍA** | | | | **260.069.093** | | | | | | | |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CO** | | | | | | | | | | | |
| **SALUD** | **136.775.645** | **2.663.110** | **47.256.162** | **100.910.650** | **85.656.444** | **6.380.316** | **13.300.000** | **75.000** | **869.703** | **4.800.000** | |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **38.998.453** | **2.133.302** | **10.842.022** | **82.124.392** | **9.663.234** | **19.767.814** | **2.933.899.289** | **89.100** | **757.187** | **886.055.472** | **3.665.542** |
| **SEGURIDAD SOCIAL** | **222.973.693** | **5.570.107** | **15.522.099** | **145.600.187** | **16.862.037** | **17.014.746** | **51.198.761** | **142.240** | **1.638.293** | **6.509.871** | **4.282.935** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **32.889.844.090** | | | | **2.367.864** | | | | | | |
| TRANSFERENCIAS AL EXTERIOR | | | | | 2.367.864 | | | | | | |
| SITUADO CONSTITUCIONAL | 32.739.792.200 | | | | | | | | | | |
| SERVICIO DE LA DEUDA PÚBLICA | | | | | | | | | | | |
| SUBSIDIO DE CAPITALIDAD | 150.051.890 | | | | | | | | | | |
| APORTE POLICÍA METROPOLITANA | | | | | | | | | | | |
| FIDES | | | | | | | | | | | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | | | | | | | | | | | |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | | | | | | | | | | | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | | | | | | | | | | | |
| OTROS GASTOS NO CLASIFICADOS | | | | | | | | | | | |
| CONSEJO FEDERAL DE GOBIERNO | | | | | | | | | | | |
| RECTIFICACIONES AL PRESUPUESTO | | | | | | | | | | | |

**Fuente:** Onapre

## Cuadro 6.23-3
# Clasificación Sectorial - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA EL TURISMO | MIN. P.P. PARA LA ENERGÍA Y PETRÓLEO | MIN. P.P. PARA LA CULTURA | MIN. P.P. PARA EL DEPORTE | MIN. P.P. PARA LOS PUEBLOS INDÍGENAS | MIN. P.P. PARA EL COMERCIO | MIN. P.P. PARA LA SALUD | MIN. P.P. PARA CIENCIA, TECN E INDUSTRIAS INTERMEDIAS | MIN. P.P. PARA LAS COMUNAS Y PROTECCIÓN SOCIAL |
|---|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **123.708.141** | **290.547.597** | **950.699.568** | **778.605.795** | **146.395.923** | **236.613.654** | **15.459.046.621** | **1.957.219.761** | **2.515.374.985** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | | | | | | | | **7.800.000** | |
| **SEGURIDAD Y DEFENSA** | | | | | | | **8.500** | | |
| DEFENSA NACIONAL | | | | | | | | | |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | | | | | | | 8.500 | | |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | | | | | | | | | |
| **AGRÍCOLA** | | | | | | | | | |
| **ENERGÍA, MINAS Y PETRÓLEO** | | **242.553.507** | | | | | | **17.000.000** | |
| ENERGÍA | | | | | | | | | |
| MINERÍA | | | | | | | | 17.000.000 | |
| PETRÓLEO Y PETROQUÍMICA | | 242.553.507 | | | | | | | |
| **INDUSTRIA Y COMERCIO** | | | | | | **156.816.319** | | **285.690.878** | **225.000.000** |
| INDUSTRIA LIGERA | | | | | | 87.005.561 | | 284.690.878 | 55.000.000 |
| INDUSTRIA BÁSICA | | | | | | | | | |
| COMERCIO | | | | | | 69.810.758 | | 1.000.000 | 170.000.000 |
| **TURISMO Y RECREACIÓN** | **72.764.690** | | | | | | | | |
| **TRANSPORTE Y COMUNICACIONES** | | | | | | | | **312.000.000** | |
| TRANSPORTE | | | | | | | | | |
| COMUNICACIONES | | | | | | | | 312.000.000 | |
| **EDUCACIÓN** | **4.000.000** | **11.980.539** | | | | | **197.704** | **240.000.000** | **120.000.000** |
| INTEGRAL | | 11.980.539 | | | | | 100.000 | | 120.000.000 |
| SUPERIOR | 4.000.000 | | | | | | 97.704 | 240.000.000 | |
| **CULTURA Y COMUNICACIÓN SOCIAL** | | | **894.021.270** | | | | | **70.000.000** | |
| CULTURA | | | 894.021.270 | | | | | | |
| COMUNICACIÓN SOCIAL | | | | | | | | 70.000.000 | |
| **CIENCIA Y TECNOLOGÍA** | | **19.500** | | | | | **327.100** | **853.575.271** | **35.000.000** |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CO?** | | | | | | | | | **160.000.000** |
| **SALUD** | **13.887.866** | **3.822.975** | **4.273.548** | **4.467.000** | **347.886** | **13.626.538** | **13.591.972.946** | **19.780.000** | **91.616.800** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **19.086.614** | **960.468** | **37.791.392** | **762.259.518** | **145.395.658** | **13.436.245** | **237.569.423** | **130.806.084** | **1.768.394.020** |
| **SEGURIDAD SOCIAL** | **13.247.845** | **31.210.608** | **14.613.358** | **11.879.277** | **652.379** | **52.734.552** | **1.628.970.948** | **18.567.528** | **115.364.165** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | **721.126** | | | | | | | **2.000.000** | |
| TRANSFERENCIAS AL EXTERIOR | 721.126 | | | | | | | 2.000.000 | |
| SITUADO CONSTITUCIONAL | | | | | | | | | |
| SERVICIO DE LA DEUDA PÚBLICA | | | | | | | | | |
| SUBSIDIO DE CAPITALIDAD | | | | | | | | | |
| APORTE POLICÍA METROPOLITANA | | | | | | | | | |
| FIDES | | | | | | | | | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | | | | | | | | | |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | | | | | | | | | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | | | | | | | | | |
| OTROS GASTOS NO CLASIFICADOS | | | | | | | | | |
| CONSEJO FEDERAL DE GOBIERNO | | | | | | | | | |
| RECTIFICACIONES AL PRESUPUESTO | | | | | | | | | |

**Fuente:** Onapre

## Cuadro 6.23-4
## Clasificación Sectorial - Institucional del Gasto
### Proyecto de Ley de Presupuesto 2011
### (En Bolívares)

| DENOMINACIÓN | MIN. P.P. PARA LA MUJER Y LA IGUALDAD DE GENERO | MIN. P.P. PARA LA ENERGIA ELÉCTRICA | MIN. P.P. DE PLANIFICACIÓN Y FINANZAS | MIN. P.P. PARA TRANSPORTE Y COMUNICACIONES | MIN. P.P. PARA VIVIENDA Y HÁBITAT | CONSEJO FEDERAL DE GOBIERNO | RECTIFICACIONES | TOTAL |
|---|---|---|---|---|---|---|---|---|
| **TOTAL GASTOS** | **308.921.143** | **7.072.484.324** | **29.501.521.321** | **5.422.382.260** | **2.073.575.250** | **10.699.811.604** | **1.636.989.521** | **204.208.188.048** |
| **DIRECCIÓN SUPERIOR DEL ESTADO** | | | **2.558.143.807** | | | **27.646.778** | | **6.011.090.873** |
| **SEGURIDAD Y DEFENSA** | | | **49.168.687** | | | | | **15.843.219.165** |
| DEFENSA NACIONAL | | | 49.168.687 | | | | | 7.416.788.981 |
| POLÍTICA, SEGURIDAD Y ORDEN PÚBLICO | | | | | | | | 2.354.012.518 |
| ADMINISTRACIÓN DE JUSTICIA Y MINISTERIO PÚBLICO | | | | | | | | 6.072.417.666 |
| **AGRÍCOLA** | | | | **3.799.869** | | | | **4.808.611.774** |
| **ENERGÍA, MINAS Y PETRÓLEO** | | **6.965.339.814** | | | | | | **7.276.652.289** |
| ENERGÍA | | 6.965.339.814 | | | | | | 6.965.339.814 |
| MINERÍA | | | | | | | | 68.758.968 |
| PETRÓLEO Y PETROQUÍMICA | | | | | | | | 242.553.507 |
| **INDUSTRIA Y COMERCIO** | **86.816.817** | | **25.104.788** | **31.865.123** | **1.050.000.000** | | | **3.854.876.496** |
| INDUSTRIA LIGERA | | | 25.104.788 | | | | | 473.944.624 |
| INDUSTRIA BÁSICA | | | | | | | | 1.462.215.129 |
| COMERCIO | 86.816.817 | | | 31.865.123 | 1.050.000.000 | | | 1.918.716.743 |
| **TURISMO Y RECREACIÓN** | | | **1.180.292** | | | | | **165.362.199** |
| **TRANSPORTE Y COMUNICACIONES** | | | | **3.984.920.447** | | | | **4.443.697.271** |
| TRANSPORTE | | | | 3.973.960.447 | | | | 4.017.482.255 |
| COMUNICACIONES | | | | 10.960.000 | | | | 426.215.016 |
| **EDUCACIÓN** | | | **63.771.581** | **14.101.525** | | | | **30.493.994.245** |
| INTEGRAL | | | | 14.101.525 | | | | 18.281.832.892 |
| SUPERIOR | | | 63.771.581 | | | | | 12.212.161.353 |
| **CULTURA Y COMUNICACIÓN SOCIAL** | | | | | | | | **1.578.487.060** |
| CULTURA | | | | | | | | 1.014.767.614 |
| COMUNICACIÓN SOCIAL | | | | | | | | 563.719.446 |
| **CIENCIA Y TECNOLOGÍA** | | | | | | | | **1.215.763.721** |
| **VIVIENDA, DESARROLLO URBANO Y SERV. CO** | | | | | **787.128.068** | | | **1.729.701.176** |
| **SALUD** | **960.000** | **20.265.988** | **289.570.807** | **466.796.806** | **73.419.416** | **5.785.136** | | **17.931.470.612** |
| **DESARROLLO SOCIAL Y PARTICIPACIÓN** | **218.512.090** | **65.258.502** | **148.111.367** | **262.253.791** | **74.220.577** | **995.891** | | **15.917.245.340** |
| **SEGURIDAD SOCIAL** | **2.632.236** | **20.320.020** | **883.459.593** | **658.644.699** | **88.807.189** | **1.218.883** | | **22.255.369.310** |
| **GASTOS NO CLASIFICADOS SECTORIALMENTE** | | **1.300.000** | **25.483.010.399** | | | **10.664.164.916** | **1.636.989.521** | **70.682.646.517** |
| TRANSFERENCIAS AL EXTERIOR | | 1.300.000 | 175.114.057 | | | | | 183.751.648 |
| SITUADO CONSTITUCIONAL | | | | | | | | 32.739.792.200 |
| SERVICIO DE LA DEUDA PÚBLICA | | | 25.001.603.816 | | | | | 25.001.603.816 |
| SUBSIDIO DE CAPITALIDAD | | | | | | | | 150.051.890 |
| APORTE POLICÍA METROPOLITANA | | | | | | | | |
| FIDES | | | | | | | | |
| OTRAS TRANSFERENCIAS A ENTIDADES FEDERALES | | | 306.292.526 | | | | | 306.292.526 |
| FONDO DE REESTRUCTURACIÓN DEL SECTOR PÚBLICO | | | | | | | | |
| ASIGNACIONES ECONÓMICAS ESPECIALES | | | | | | | | |
| OTROS GASTOS NO CLASIFICADOS | | | | | | | | |
| CONSEJO FEDERAL DE GOBIERNO | | | | | | 10.664.164.916 | | 10.664.164.916 |
| RECTIFICACIONES AL PRESUPUESTO | | | | | | | 1.636.989.521 | 1.636.989.521 |

**Fuente:** Onapre

## Cuadro 6.24-1

## Resumen de Proyectos con Sensibilidad al Género (Órganos de la Administración Central)

### Proyecto de Ley de Presupuesto 2011

| CÓDIGO | DENOMINACIÓN | CÓDIGO PROYECTO | NOMBRE PROYECTO | UNIDAD DE MEDIDA | FEMENINO | MASCULINO | META TOTAL | MONTO (BOLÍVARES) |
|---|---|---|---|---|---|---|---|---|
| 08 | Ministerio del Poder Popular para la Defensa | 80044000 | Organización de la Sociedad Civil Venezolana para el Desarrollo, Seguridad y Defensa Integral de la Nación. | Persona Adiestrada | 5.040 | 3.360 | 8.400 | 16.081.944 |
| 08 | Ministerio del Poder Popular para la Defensa | 080045000 | Servicio de seguridad, custodia y protección Presidencial | Hora Hombre | 2.847.000 | 11.388.000 | 14.235.000 | 17.383.981 |
| 08 | Ministerio del Poder Popular para la Defensa | 080049000 | Cuidado integral de la salud a través de la red sanitaria militar | Paciente | 1.168.769 | 956.266 | 2.125.035 | 241.588.762 |
| 10 | Ministerio del Poder Popular para la Educación | 100065000 | Programa de Alimentación Escolar (PAE) | Niña, Niño, Adolescente y Joven | 2.108.670 | 1.946.465 | 4.055.135 | 1.031.079.228 |
| 13 | Ministerio del Poder Popular para el Trabajo y Seguridad Social | 130094000 | Defensa de los trabajadores y trabajadoras: asesorar, asistir y representar en sede judicial y administrativa a los trabajadores y trabajadoras de forma gratuita. | Trabajador Atendido | 420.000 | 420.000 | 840.000 | 47.268.716 |
| 13 | Ministerio del Poder Popular para el Trabajo y Seguridad Social | 130099000 | Protección y regulación de la negociación colectiva y de organizaciones de los trabajadores y trabajadoras | Trabajador Beneficiado | 225.000 | 225.000 | 450.000 | 32.991.215 |
| 13 | Ministerio del Poder Popular para el Trabajo y Seguridad Social | 130101000 | Formación e investigación sociolaboral rumbo al socialismo. | Trabajador Beneficiado | 1.500 | 1.500 | 3.000 | 1.463.985 |
| 13 | Ministerio del Poder Popular para el Trabajo y Seguridad Social | 130102000 | Protección de los derechos sociolaborales de trabajadores y trabajadoras a través de las Inspectorías del Trabajo | Trabajador Beneficiado | 850.000 | 850.000 | 1.700.000 | 125.641.307 |
| 21 | Tribunal Supremo de Justicia | 210031000 | Desarrollo institucional de la defensa pública | Ciudadano Atendido | 650 | 350 | 1.000 | 365.920.752 |

## Cuadro 6.24-2

# Resumen de Proyectos con Sensibilidad al Género (Órganos de la Administración Central)

### Proyecto de Ley de Presupuesto 2011

| CÓDIGO | DENOMINACIÓN | CÓDIGO PROYECTO | NOMBRE PROYECTO | UNIDAD DE MEDIDA | FEMENINO | MASCULINO | META TOTAL | MONTO (BOLÍVARES) |
|---|---|---|---|---|---|---|---|---|
| 26 | Ministerio del Poder Popular para Relaciones Interiores y Justicia | 260075000 | Fortalecimiento del Sistema Penitenciario Venezolano | Interno | 2.700 | 44.300 | 47.000 | 600.000.000 |
| 26 | Ministerio del Poder Popular para Relaciones Interiores y Justicia | 260077000 | Fortalecimiento de las políticas públicas en materia de la lucha antidrogas | Persona Atendida | 1.034.000 | 846.000 | 1.880.000 | 34.474.627 |
| 26 | Ministerio del Poder Popular para Relaciones Interiores y Justicia | 260082000 | Fortalecimiento institucional en materia de derechos humanos | Funcionario Capacitado | 503 | 754 | 1.257 | 6.324.640 |
| 26 | Ministerio del Poder Popular para Relaciones Interiores y Justicia | 260083000 | Participación y formación juvenil, comunitaria e institucional en la prevención del delito. | Persona Atendida | 53.250 | 38.000 | 91.250 | 20.264.041 |
| 26 | Ministerio del Poder Popular para Relaciones Interiores y Justicia | 260087000 | Adecuación y fortalecimiento de la plataforma de servicios y telecomunicaciones del Ministerio del Poder Popular para Relaciones Interiores y Justicia. Fase II | Usuario Atendido | 14.340 | 13.561 | 27.901 | 11.832.370 |
| 39 | Superintendencia Nacional de Auditoria Interna | 390023000 | Promover en la ciudadanía el uso de herramientas de control y auditoría social. | Ciudadano Atendido | 2.928 | 732 | 3.660 | 1.136.749 |
| 46 | Ministerio del Poder Popular para la Cultura | 460062000 | Turismo cultural | Trabajador Beneficiado | 370 | 370 | 740 | 4.785.535 |
| 52 | Ministerio del Poder Popular Para Los Pueblos Indígenas | 520019000 | Atención inmediata y continua a la población indígena en condición de extrema vulnerabilidad asentada en el territorio nacional | Indígena Atendido | 68.300 | 68.300 | 136.600 | 27.442.197 |
| 54 | Ministerio del Poder Popular para la Salud | 540081000 | Consolidar la red de clínicas populares en el II nivel de atención en el marco del Sistema Público Nacional de Salud. | Paciente | 1.324.742 | 854.673 | 2.179.415 | 90.056.608 |

## Cuadro 6.24-3

# Resumen de Proyectos con Sensibilidad al Género (Órganos de la Administración Central)

### Proyecto de Ley de Presupuesto 2011

| CÓDIGO | DENOMINACIÓN | CÓDIGO PROYECTO | NOMBRE PROYECTO | UNIDAD DE MEDIDA | FEMENINO | MASCULINO | META TOTAL | MONTO (BOLÍVARES) |
|---|---|---|---|---|---|---|---|---|
| 54 | Ministerio del Poder Popular para la Salud | 540079000 | Garantizar el funcionamiento operativo de los hospitales Ciudad Hospitalaria Dr. Enrique Tejera y maternidad María Ibarra del estado Carabobo; maternidad Negra Hipólita del estado Bolívar; Hospital General de Táriba y Oncológico del Táchira, estado Táchira y Centro Docente Cardiológico Bolivariano (Cedocabar) del estado Aragua | Paciente | 740.453 | 711.417 | 1.451.870 | 491.252.531 |
| 57 | Ministerio del Poder Popular para las Comunas y Protección Social | 570041000 | Escuela del poder popular | Capacitado (a) | 122.005 | 100.000 | 222.005 | 20.000.000 |
| 58 | Ministerio del Poder Popular para la Mujer y la Igualdad de Género | 580014000 | Escuela de formación socialista para la igualdad de género "Ana María Campos" | Ciudadano Formado | 20.000 | 5.000 | 25.000 | 25.132.390 |
| 60 | Ministerio del Poder Popular de Planificación y Finanzas | 600023000 | Formación, capacitación y adiestramiento en el área de las ciencias fiscales y la administración pública | Alumno | 383 | 255 | 638 | 82.970.905 |
| 61 | Ministerio del Poder Popular para Transporte y Comunicaciones | 610007000 | Servicio educativo integral para los hijos de los trabajadores del MTC y entes adscritos (sede central) | Niño Atendido | 160 | 140 | 300 | 1.600.000 |
| 61 | Ministerio del Poder Popular para Transporte y Comunicaciones | 610009000 | Plan de seguridad industrial, higiene y ergonomía | Trabajador Beneficiado | 3.923 | 5.147 | 9.070 | 500.000 |
| 62 | Ministerio del Poder Popular para Vivienda y Hábitat | 620008000 | Plan de seguridad industrial, higiene y ergonomía | Trabajador Atendido | 758 | 596 | 1.354 | 560.000 |

**Fuente:** Onapre

**Cuadro 6.25-1**

## Servicio de la Deuda Pública Interna

**(Miles de Bolívares)**
**2006-2011**

| CONCEPTO | 2006 | | | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL |
| **A.- DEUDA DIRECTA** | **13.331.358** | **2.912.586** | **16.243.944** | **9.941.504** | **2.527.104** | **12.468.608** | **10.216.455** | **3.536.856** | **13.753.311** |
| Bonos y Otros Titulos Valores | 13.323.239 | 2.912.319 | 16.235.558 | 9.941.504 | 2.527.104 | 12.468.608 | 10.216.455 | 3.372.151 | 13.588.606 |
| Bonos Deuda Pública Nacional | 6.764.887 | 2.911.537 | 9.676.424 | 7.921.504 | 2.526.330 | 10.447.834 | 8.474.477 | 3.371.380 | 11.845.857 |
| Letras del Tesoro | 6.558.243 | 0 | 6.558.243 | 2.020.000 | 0 | 2.020.000 | 1.587.515 | 0 | 1.587.515 |
| Pagarés | 109 | 782 | 891 | 0 | 774 | 774 | 154.463 | 771 | 155.234 |
| Préstamos | 8.119 | 267 | 8.386 | 0 | 0 | 0 | 0 | 164.705 | 164.705 |

**Cuadro 6.25-2**

## Servicio de la Deuda Pública Interna

**(Miles de Bolívares)**
**2006-2011**

| CONCEPTO | 2009 | | | 2010 1/ | | | 2011 2/ | | |
|---|---|---|---|---|---|---|---|---|---|
| | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL |
| **A.- DEUDA DIRECTA** | **11.165.034** | **4.096.451** | **15.261.485** | **8.869.119** | **2.795.191** | **11.664.310** | **3.044.817** | **12.298.617** | **15.343.434** |
| Bonos y Otros Titulos Valores | 11.165.034 | 4.096.036 | 15.261.070 | 8.869.119 | 2.795.191 | 11.664.310 | 3.044.817 | 12.298.617 | 15.343.434 |
| Bonos Deuda Pública Nacional | 5.057.334 | 4.096.036 | 9.153.370 | 3.192.697 | 2.795.107 | 5.987.804 | 3.044.817 | 11.486.672 | 14.531.489 |
| Letras del Tesoro | 6.107.700 | 0 | 6.107.700 | 5.676.000 | 0 | 5.676.000 | 0 | 811.945 | 811.945 |
| Pagarés | 0 | 0 | 0 | 422 | 84 | 506 | 0 | 0 | 0 |
| Préstamos | 0 | 415 | 415 | 0 | 0 | 0 | 0 | 0 | 0 |

**FUENTE:** Ministerio del Poder Popular de Planificación y Finanzas. Oficina Nacional de Crédito Publico

1/ Cifras preliminares al 30-06-10

2/ Proyecto de Ley de Presupuesto

**Nota**: Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

**Cuadro 6.26-1**
## Servicio de la Deuda Pública Externa
**(Millones de Dólares)**
**2006-2011**

| CONCEPTO | 2006 | | | 2007 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL |
| **A.- DEUDA EXTERNA DIRECTA** | **5.759** | **2.413** | **8.172** | **2.205** | **2.303** | **4.508** | **2.301** | **2.488** | **4.789** |
| Tenedores de Bonos y Obligaciones | 4.194 | 2.038 | 6.232 | 571 | 1.949 | 2.520 | 1.461 | 2.192 | 3.653 |
| Bancos Comerciales y Otras Instituciones Financieras | 759 | 146 | 905 | 512 | 119 | 631 | 397 | 94 | 491 |
| Bilateral | 107 | 27 | 134 | 56 | 29 | 85 | 78 | 31 | 109 |
| Multilateral | 623 | 199 | 822 | 1.048 | 205 | 1.253 | 350 | 170 | 520 |
| Proveedores | 76 | 3 | 79 | 18 | 1 | 19 | 15 | 1 | 16 |
| **B.- DEUDA EXTERNA INDIRECTA** | **62** | **2** | **64** | **0** | **0** | **0** | **0** | **0** | **0** |
| **TOTAL SERVICIO (A + B)** | **5.821** | **2.415** | **8.236** | **2.205** | **2.303** | **4.508** | **2.301** | **2.488** | **4.789** |

**Cuadro 6.26-2**
## Servicio de la Deuda Pública Externa
**(Millones de Dólares)**
**2006-2011**

| CONCEPTO | 2009 | | | 2010 1/ | | | 2011 2/ | | |
|---|---|---|---|---|---|---|---|---|---|
| | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL | CAPITAL | INTERESES | TOTAL |
| **A.- DEUDA EXTERNA DIRECTA** | **786** | **2.447** | **3.233** | **443** | **1.360** | **1.803** | **0** | **3.715** | **3.715** |
| Tenedores de Bonos y Obligaciones | 0 | 2.201 | 2.201 | 53 | 1.262 | 1.315 | 0 | 3.482 | 3.482 |
| Bancos Comerciales y Otras Instituciones Financieras | 336 | 53 | 389 | 148 | 13 | 161 | 0 | 13 | 13 |
| Bilateral | 109 | 40 | 149 | 55 | 20 | 75 | 0 | 93 | 93 |
| Multilateral | 338 | 153 | 491 | 184 | 65 | 249 | 0 | 123 | 123 |
| Proveedores | 3 | 0 | 3 | 3 | 0 | 3 | 0 | 3 | 3 |
| **B.- DEUDA EXTERNA INDIRECTA** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **TOTAL SERVICIO (A + B)** | **786** | **2.447** | **3.233** | **443** | **1.360** | **1.803** | **0** | **3.715** | **3.715** |

FUENTE: Ministerio del Poder Popular de Planificación y Finanzas.Oficina Nacional de Crédito Publico
1/ Cifras preliminares al 30-06-10
2/ Proyecto de Ley de Presupuesto

## Cuadro 6.27
# Saldo de la Deuda Pública Interna
**(Miles de Bolívares)**
**2006 - 2010**

| CONCEPTO | 2006 | 2007 | 2008 | 2009 | Al 30-06-10<br>2010 1/ |
|---|---|---|---|---|---|
| **TOTAL DEUDA PUBLICA (A+ B)** | **36.234.215** | **36.004.780** | **30.528.077** | **53.181.998** | **76.033.531** |
| **A.- REPUBLICA** | **36.233.743** | **36.004.308** | **30.527.605** | **53.181.526** | **76.033.059** |
| Bonos Deuda Pública Nacional | 34.091.913 | 35.089.961 | 29.978.907 | 49.983.243 | 68.750.904 |
| Letras del Tesoro (Corto Plazo) | 1.820.000 | 592.500 | 546.000 | 3.196.000 | 7.279.900 |
| Pagares | 154.847 | 154.864 | 419 | 419 | 0 |
| Préstamo | 166.983 | 166.983 | 2.279 | 1.864 | 2.255 |
| **B.- ENTES** | **472** | **472** | **472** | **472** | **472** |

**FUENTE:** Ministerio del Poder Popular de Planificación y Finanzas.Oficina Nacional de Crédito Publico
1/ Cifras Preliminares al 30-06-10

**Nota**: Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

**Cuadro 6.28**

## Saldo de la Deuda Pública Externa

**(Millones de dólares)**

**2006-2010**

| CONCEPTO | 2006 | 2007 | 2008 | 2009 | Al 30-06-10 2010 1/ |
|---|---|---|---|---|---|
| **TOTAL DEUDA PUBLICA (I + II)** | **27.253** | **27.317** | **29.863** | **35.145** | **34.871** |
| **I.- REPÚBLICA** | **27.253** | **27.317** | **29.863** | **35.145** | **34.871** |
| Tenedores de bonos y obligaciones | 21.438 | 22.313 | 24.867 | 29.872 | 29.751 |
| Bancos comerciales u otras inst. financieras | 1.832 | 1.657 | 1.370 | 1.088 | 883 |
| Bilaterales | 537 | 664 | 716 | 913 | 864 |
| Multilaterales | 3.415 | 2.664 | 2.905 | 3.270 | 3.373 |
| Proveedores | 31 | 19 | 5 | 2 | 0 |
| **II.- ENTES** | **0** | **0** | **0** | | **0** |

**FUENTE:** Ministerio del Poder Popular de Planificación y Finanzas.Oficina Nacional de Crédito Publico
1/ Cifras Preliminares al 30-06-10

# CAPÍTULO 7

# ÁMBITO REGIONAL

**Listado de Cuadros de la serie estadística (2005 – 2011)**

7.1 Ingresos Acordados para los Estados y Distritos (2006 – 2011).

7.2 Distribución del Situado Constitucional (2006 – 2011).

7.3 Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público. Recursos Transferidos a los Estados y Distritos para Atender los Servicios de Salud (2006 - 2011).

7.4 Clasificación Sectorial del Gasto Acordado de los Estados y Distritos (2005 – 2010).

7.5 Clasificación por Partidas del Gasto Acordado de los Estados y Distritos (2005 – 2010).

7.6 Gastos de Personal de los Estados y Distritos (2005 – 2010)

7.7 Relación de Ingresos de los Municipios (2006 – 2011).

7.8 Clasificación Sectorial del Gasto Acordado de los Municipios (2005 – 2010).

7.9 Clasificación por Partidas del Gasto Acordado de los Municipios (2005 – 2010).

## Cuadro 7.1
## Ingresos Acordados para los Estados y Distritos
### (Miles de Bolívares)
### 2006 - 2011

| DENOMINACIÓN | 2006 | 2007 | 2008 | 2009 | 2010 (1) | 2011 |
|---|---|---|---|---|---|---|
| **SITUADO CONSTITUCIONAL** (2) | **16.730.545** | **19.471.542** | **24.947.064** | **24.861.612** | **23.045.049** | **26.191.834** |
| **LEY DE ASIGNACIONES ECONÓMICAS ESPECIALES** (3) | **3.228.185** | **2.035.502** | **2.471.177** | **2.196.540** | **2.381.097** | - |
| **FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN (FIDES)** (4) | **2.032.556** | **2.062.365** | **1.703.784** | **2.835.523** | **2.966.320** | - |
| **CONSEJO FEDERAL DE GOBIERNO** (12) | - | - | - | - | - | **3.945.741** |
| **INGRESOS PROPIOS** | **796.107** | **826.590** | **987.222** | **1.157.479** | **1.306.385** | - |
| **APORTES ESPECIALES** | **3.894.760** | **4.206.582** | **5.788.791** | **5.207.331** | **4.949.412** | **4.588.887** |
| - Subsidio de Capitalidad | 35.000 | 65.000 | - | - | 50.000 | 150.052 |
| - Subsidio Régimen Especial | 66.463 | 70.000 | 80.000 | 80.000 | 80.000 | 60.000 |
| - Del Ejecutivo Nacional | 3.760.488 | 3.938.728 | 5.528.535 | 4.947.451 | 4.819.412 | 4.378.835 |
| a) Transferencia de Competencia del Sector Salud | 2.879.922 | 2.866.511 | 4.270.257 | 3.860.901 | 4.388.311 | 4.126.142 |
| b) Tranferencia de competencia para servicios de protección al menor | 17.002 | - | - | - | - | - |
| c) Tranferencias de capital para obras infraestructura | 114.447 | 415.450 | 315.011 | 132.638 (5) | 165.447 (9) | - |
| d) Transferencias para cumplimiento de la Ley de Subsistema de Vivienda y Política Habitacional | 123.614 | 276.817 | 549.145 | - | - | - |
| e) Transferencias del Ministerio del Poder Popular para Relaciones Interiores y Justicia | 425.332 | 143.156 | 272.329 | 832.360 (6) | 154.355 (10) | 6.400 |
| f) Otros Aportes | 200.171 | 236.794 | 121.793 | 121.552 (7) | 111.299 | 246.293 |
| - De los Municipios que conforman el Distrito Metropolitano de Caracas (8) | 32.809 | 132.854 | 180.256 | 179.880 (11) | - | - |
| **TOTAL INGRESOS** | **26.682.153** | **28.602.581** | **35.898.038** | **36.258.485** | **34.648.263** | **34.726.462** |

**Fuente:**

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2006-2010. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

**Notas:**

- Ingresos propios en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.
- Los valores monetarios para los años 2006-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística

(1) Incluye modificaciones al 31 de agosto de 2010.

(2) Excluye el monto del situado constitucional municipal, el cual es transferido por el Ejecutivo Nacional a los municipios, en virtud de la modificación efectuada a la Ley de Reforma Parcial de la Ley Orgánica de Descentralización, Delimitación y Transferencia de Competencias del Poder Público en fecha 14 de agosto de 2003.

(3) No contempla la cuota que de éstos ingresos le corresponde a los municipios y consejos comunales, a partir de la entrada en vigencia de la reforma efectuada a la Ley de Asignaciones Económicas Especiales (LAEE) durante el año 2006.

(4) Excluye el aporte municipal. De igual forma, no se prevé el monto asignado a los consejos comunales generado a partir de la aplicación de la reforma efectuada a la Ley del Fides durante el año 2006.

(5) Aportes a la Gobernación del Estado Aragua para obras de rescate del Patrimonio Histórico del Estado, asi como recuperación de escuelas y hospitales. Adicionalmente, se incluyen recursos otorgados a la Gobernación del Estado Barinas para financiar el Plan SUVI (Sustitución de Ranchos por Vivienda).

(6) Aportes a las Gobernaciones de los Estados Apure, Aragua, Barinas, Bolívar, Cojedes, Guarico, Portuguesa, Sucre y Trujillo para gastos de personal; y a la Gobernación del Estado Aragua, para el equipamiento de la Policía y Cuerpo de Bomberos.

(7) Se incluyen recursos asignados al Distrito Metropolitano de Caracas, con el fin de pagar pensiones y jubilaciones de los extrabajadores de la extinta Gobernación del Distrito Federal y para financiar gastos de personal del Distrito Capital.

(8) Aporte que las Alcaldías de los municipios Libertador, Chacao, Baruta, Sucre y El Hatillo, transfieren al Distrito Metropolitano de Caracas, de acuerdo a las Ordenanzas de Presupuesto de ese Distrito; en cumplimiento a lo establecido en su Ley de Creación. Para el año 2009 se consideró el ajuste del Situado efectuado por el Ejecutivo Nacional y la Ley del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas.

(9) Aporte a la Gobernación del Estado Portuguesa para vialidad; y al Gobierno del Distrito Capital para desarrollos habitacionales en la Ciudad de Caracas .

(10) Aporte otorgado al Distrito Capital para cubrir gastos de funcionamiento y de personal. De igual manera, se incluyen recursos de transferencias de competencias para el manejo del sistema carcelario en el Estado Mérida.

(11) En virtud de la "Ley del Régimen Municipal a Dos Niveles del Área Metropolitana de Caracas", publicada en la GORBV N° 39.276 del 01 de octubre de 2009, se crea el Área Metropolitana de Caracas como gobierno municipal, con la cual desaparece el Distrito Metropolitano de Caracas.

(12) No incluye el aporte para el Distrito del Alto Apure, ni el apartado especial para el fortalecimiento institucional de las Entidades político Territoriales, previsto en el numeral 4 del Artículo 36, del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno.

## Cuadro 7.2
## Distribución del Situado Constitucional
### (Miles de Bolívares)
### 2006 - 2011

| ENTIDADES FEDERALES | 2006 | 2007 | 2008 | 2009 | 2010 (1) | 2011 |
|---|---|---|---|---|---|---|
| DISTRITO METROPOLITANO | 1.110.202 | 1.277.742 | 1.612.489 | 436.616 | - | - |
| DISTRITO CAPITAL | - | - | - | 1.165.381 | 1.462.847 | 1.645.229 |
| AMAZONAS | 269.098 | 313.925 | 401.413 | 404.415 | 372.853 | 424.381 |
| ANZOÁTEGUI | 838.822 | 976.408 | 1.245.666 | 1.251.996 | 1.163.966 | 1.327.022 |
| APURE | 409.708 | 478.457 | 612.731 | 618.393 | 570.896 | 650.623 |
| ARAGUA | 920.307 | 1.069.313 | 1.361.989 | 1.366.452 | 1.261.067 | 1.430.627 |
| BARINAS | 528.981 | 617.302 | 789.594 | 795.866 | 739.211 | 843.018 |
| BOLÍVAR | 861.429 | 1.004.627 | 1.283.890 | 1.292.644 | 1.200.653 | 1.369.089 |
| CARABOBO | 1.158.681 | 1.347.919 | 1.718.703 | 1.726.356 | 1.590.699 | 1.803.867 |
| COJEDES | 336.629 | 392.329 | 501.177 | 504.436 | 465.665 | 529.818 |
| DELTA AMACURO | 274.730 | 320.463 | 409.749 | 412.823 | 379.189 | 431.683 |
| FALCÓN | 592.756 | 690.524 | 881.801 | 887.215 | 819.497 | 933.239 |
| GUÁRICO | 525.834 | 612.956 | 783.326 | 788.744 | 725.909 | 826.235 |
| LARA | 974.336 | 1.133.702 | 1.446.049 | 1.453.019 | 1.344.762 | 1.528.917 |
| MÉRIDA | 567.782 | 661.912 | 845.837 | 851.620 | 784.237 | 892.499 |
| MIRANDA | 1.427.683 | 1.660.859 | 2.117.219 | 2.125.663 | 1.966.217 | 2.232.522 |
| MONAGAS | 571.960 | 667.612 | 853.974 | 860.800 | 798.125 | 910.222 |
| NUEVA ESPARTA | 395.423 | 460.107 | 586.696 | 589.239 | 547.066 | 623.037 |
| PORTUGUESA | 580.245 | 676.566 | 864.873 | 871.222 | 801.873 | 911.775 |
| SUCRE | 600.265 | 698.026 | 995.876 | 788.557 | 822.921 | 934.826 |
| TÁCHIRA | 709.957 | 827.282 | 1.056.852 | 1.063.774 | 980.937 | 1.117.216 |
| TRUJILLO | 511.683 | 596.226 | 761.744 | 766.893 | 706.623 | 803.893 |
| VARGAS | 352.368 | 408.523 | 519.290 | 519.949 | 479.266 | 542.771 |
| YARACUY | 462.898 | 539.848 | 690.167 | 695.272 | 640.629 | 728.856 |
| ZULIA | 1.748.768 | 2.038.914 | 2.605.959 | 2.624.267 | 2.419.941 | 2.750.469 |
| **T O T A L** | **16.730.545** | **19.471.542** | **24.947.064** | **24.861.612** | **23.045.049** | **26.191.834** |

**Fuente:** Onapre. Leyes de Presupuesto y Modificaciones para los Ejercicios Fiscales 2006-2010. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011.

**Notas:**

- Los valores monetarios para los años 2006-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.

(1) Incluye modificaciones al 31 de agosto de 2010.

## Cuadro 7.3

## Ley Orgánica de Descentralización, Delimitación y Transferencias de Competencias del Poder Público

## Recursos Transferidos a los Estados y Distritos para Atender los Servicios de Salud

**(Miles de Bolívares)**

**2006 - 2011**

| ENTIDADES FEDERALES | 2006 | 2007 | 2008 | 2009 (1) | 2010 (2) | 2011 |
|---|---|---|---|---|---|---|
| DISTRITO METROPOLITANO | 272.966 | 285.428 | 434.479 | - | - | - |
| DISTRITO CAPITAL | - | - | - | - | 9.989 | - |
| ANZOÁTEGUI | 179.404 | 183.757 | 268.402 | 271.907 | 308.573 | 295.684 |
| APURE | 116.758 | 117.865 | 173.526 | 266.276 | 208.606 | 202.714 |
| ARAGUA | 206.736 | 202.807 | 307.297 | 317.718 | 376.362 | 355.270 |
| BARINAS | - | - | - | - | 5.699 | - |
| BOLÍVAR | 161.026 | 169.915 | 249.021 | 266.380 | 286.542 | 280.368 |
| CARABOBO | 205.814 | 214.680 | 319.673 | 351.532 | 366.619 | 343.712 |
| FALCÓN | 93.837 | 99.784 | 141.144 | 152.469 | 181.139 | 177.272 |
| LARA | 182.987 | 188.573 | 287.864 | 288.033 | 350.041 | 314.480 |
| MÉRIDA | 146.259 | 153.926 | 218.943 | 219.133 | 261.398 | 240.911 |
| MIRANDA | 167.708 | 176.234 | 263.710 | - | - | - |
| MONAGAS | 110.427 | 117.666 | 169.527 | 163.160 | 209.573 | 199.296 |
| NUEVA ESPARTA | 67.173 | 74.326 | 105.506 | 137.330 | 124.160 | 114.213 |
| SUCRE | 162.417 | 159.863 | 241.989 | 243.801 | 307.232 | 272.306 |
| TÁCHIRA | 161.844 | 162.778 | 239.853 | 260.106 | 287.282 | 287.849 |
| TRUJILLO | 159.260 | 165.688 | 251.425 | 278.900 | 314.687 | 276.831 |
| YARACUY | 93.093 | 102.230 | 148.686 | 152.008 | 186.522 | 176.393 |
| ZULIA | 283.315 | 290.991 | 449.212 | 492.148 | 603.889 | 588.843 |
| **TOTAL** | **2.771.024** | **2.866.511** | **4.270.257** | **3.860.901** | **4.388.311** | **4.126.142** |

**Fuente:** Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2006-2010. Proyecto de Ley de Presupuesto 2011.

**Notas:**

- Recursos transferidos a través del Ministerio del Poder Popular para la Salud.
- La cifra correspondiente al año 2006, incluyen recursos para atender servicios de protección al menor.

˙ Los valores monetarios para los años 2006-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.

(1) Se excluyen los recursos transferidos para los servicios de salud, del Distrito Metropolitano de Caracas y Gobernación del Estado Miranda, producto de la transferencia de los hospitales al Ministerio del Poder Popular para Salud.

(2) Incluye modificaciones al 31 de agosto de 2010.

## Cuadro 7.4
# Clasificación Sectorial del Gasto Acordado de los Estados y Distritos
**(Miles de Bolívares)**
**2005-2010**

| CÓDIGO | DENOMINACIÓN | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 (1) |
|---|---|---|---|---|---|---|---|
| 01 | DIRECCIÓN SUPERIOR DEL ESTADO | 2.462.237 | 4.783.131 | 5.287.600 | 6.463.027 | 6.212.116 | 5.433.085 |
| 02 | SEGURIDAD Y DEFENSA | 1.425.506 | 2.240.437 | 2.572.971 | 3.410.998 | 3.686.523 | 3.708.357 |
| 03 | AGRÍCOLA | 129.592 | 311.073 | 233.529 | 256.430 | 269.363 | 207.818 |
| 04 | ENERGÍA, MINAS Y PETRÓLEO | 16.199 | 16.300 | 16.713 | 25.423 | 14.676 | 2.699 |
| 05 | INDUSTRIA Y COMERCIO | 145.790 | 310.575 | 395.572 | 370.699 | 284.567 | 189.960 |
| 06 | TURISMO Y RECREACIÓN | 80.995 | 134.450 | 137.190 | 173.530 | 170.261 | 135.635 |
| 07 | TRANSPORTE Y COMUNICACIONES | 372.575 | 937.341 | 764.130 | 916.041 | 900.642 | 737.154 |
| 08 | EDUCACIÓN | 2.138.259 | 3.275.816 | 3.776.354 | 5.560.543 | 5.783.970 | 5.672.504 |
| 09 | CULTURA Y COMUNICACIÓN SOCIAL | 145.790 | 241.975 | 318.727 | 405.692 | 383.181 | 354.877 |
| 10 | CIENCIA Y TECNOLOGÍA | 32.398 | 51.387 | 52.764 | 46.775 | 48.712 | 51.270 |
| 11 | VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS | 1.781.882 | 2.589.276 | 2.653.571 | 2.318.582 | 3.198.173 | 3.043.438 |
| 12 | SALUD | 1.943.871 | 2.995.986 | 3.694.889 | 4.623.085 | 3.560.039 | 3.483.051 |
| 13 | DESARROLLO SOCIAL Y PARTICIPACIÓN | 793.748 | 1.127.516 | 1.572.248 | 1.896.895 | 1.987.150 | 1.789.923 |
| 14 | SEGURIDAD SOCIAL | 1.474.102 | 2.484.674 | 3.103.124 | 3.976.888 | 4.835.984 | 5.190.151 |
| 15 | GASTOS NO CLASIFICADOS SECTORIALMENTE | 3.255.983 | 5.182.216 | 4.023.199 | 5.453.430 | 4.923.128 | 4.648.341 |
| | **TOTAL GASTOS** | **16.198.927** | **26.682.153** | **28.602.581** | **35.898.038** | **36.258.485** | **34.648.263** |

**Fuente:**

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2010.
Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

**Notas:**

- Los valores monetarios para los años 2005-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2010.

## Cuadro 7.5
## Clasificación por Partidas del Gasto Acordado de los Estados y Distritos
**(Miles de Bolívares)**
**2005 - 2010**

| CÓDIGO | DENOMINACIÓN | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 (1) |
|---|---|---|---|---|---|---|---|
| 4.01 | GASTOS DE PERSONAL | 5.233.925 | 8.138.529 | 9.401.213 | 13.359.820 | 13.352.534 | 12.722.863 |
| 4.02 | MATERIALES, SUMINISTROS Y MERCANCÍAS | 329.396 | 453.026 | 461.691 | 839.160 | 560.555 | 573.025 |
| 4.03 | SERVICIOS NO PERSONALES | 813.861 | 1.447.132 | 1.702.316 | 2.163.395 | 2.081.230 | 1.722.437 |
| 4.04 | ACTIVOS REALES | 2.669.480 | 4.268.449 | 3.548.703 | 4.779.834 | 3.515.211 | 3.390.644 |
| 4.05 | ACTIVOS FINANCIEROS | 20.228 | 66.297 | 21.303 | 8.759 | 8.847 | 15.853 |
| 4.07 | TRANSFERENCIAS Y DONACIONES | 6.741.620 | 11.819.878 | 12.810.803 | 13.411.300 | 15.975.062 | 15.652.245 |
| 4.08 | OTROS GASTOS | 37.247 | 11.054 | 36.148 | 17.961 | 16.670 | 17.167 |
| 4.11 | DISMINUCIÓN DE PASIVOS | 218.634 | 254.767 | 364.280 | 815.709 | 381.966 | 304.209 |
| 4.98 | RECTIFICACIONES AL PRESUPUESTO | 134.536 | 223.021 | 256.124 | 502.100 | 366.411 | 249.821 |
| | **TOTAL** | **16.198.927** | **26.682.153** | **28.602.581** | **35.898.038** | **36.258.485** | **34.648.263** |

**Fuente:**

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2010.

Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

**Nota:**

- Los valores monetarios para los años 2005-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.
- Distribución de las partidas estimadas en función de las Leyes y Ordenanzas de Presupuesto de Ingresos Gastos de los Estados y los Distritos, respectivamente.

(1) Incluye modificaciones al 31 de agosto de 2010.

## Cuadro 7.6
## Gastos de Personal de los Estados y Distritos
### (Miles de Bolívares)
### 2005 - 2010

| TIPO DE PERSONAL | AÑO 2005 | | AÑO 2006 | | AÑO 2007 | | AÑO 2008 | | AÑO 2009 | | AÑO 2010 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | N° | ASIGNACIÓN ANUAL | N° | ASIGNACIÓN ANUAL | N° | ASIGNACIÓN ANUAL | N° | ASIGNACIÓN ANUAL | N° | ASIGNACIÓN ANUAL | N° | ASIGNACIÓN ANUAL |
| Directivo | 3.717 | 59.228 | 3.476 | 85.266 | 4.032 | 124.671 | 4.804 | 167.670 | 4.679 | 232.160 | 4.484 | 220.303 |
| Universitario y Técnico | 20.343 | 160.973 | 20.842 | 242.748 | 23.603 | 382.167 | 29.051 | 425.747 | 17.166 | 400.335 | 22.215 | 598.803 |
| Médico | 8.006 | 67.151 | 8.499 | 87.041 | 8.669 | 122.169 | 7.807 | 112.731 | 4.151 | 118.273 | 3.237 | 48.114 |
| Docente | 75.980 | 589.359 | 77.538 | 694.993 | 79.526 | 884.152 | 75.281 | 1.722.538 | 80.255 | 1.563.989 | 63.167 | 1.433.075 |
| Policial | 47.008 | 289.977 | 43.671 | 355.986 | 49.260 | 492.395 | 47.945 | 611.599 | 37.723 | 761.888 | 33.774 | 633.641 |
| Bomberil | 4.393 | 31.001 | 7.271 | 62.285 | 4.705 | 52.641 | 4.913 | 58.124 | 5.806 | 90.881 | 1.670 | 25.384 |
| Administrativo | 34.540 | 170.216 | 32.960 | 237.366 | 39.769 | 333.108 | 39.675 | 348.589 | 31.941 | 532.321 | 30.106 | 503.010 |
| Obrero Permanente | 39.287 | 175.311 | 50.701 | 322.868 | 53.085 | 490.956 | 52.660 | 568.956 | 42.032 | 590.169 | 39.544 | 723.699 |
| Obrero no Permanente | 14.253 | 69.611 | 7.099 | 40.232 | 2.930 | 17.681 | 2.057 | 16.234 | 6.489 | 83.232 | 6.875 | 90.399 |
| Contratado | 18.451 | 95.593 | 13.760 | 131.293 | 20.834 | 232.466 | 30.125 | 233.532 | 21.368 | 306.382 | 21.099 | 307.871 |
| Pensionado y Jubilado | 49.115 | 216.224 | 75.506 | 335.088 | 80.323 | 501.666 | 81.833 | 643.169 | 95.490 | 853.442 | 86.972 | 1.115.191 |
| **TOTAL** | **315.093** | **1.924.644** | **341.322** | **2.595.166** | **366.736** | **3.634.072** | **376.151** | **4.908.889** | **347.100** | **5.533.072** | **313.143** | **5.699.490** |

**Fuente:** Leyes y Ordenanzas de Presupuesto de Ingresos y Gastos de los Estados y los Distritos, respectivamente.

**Nota:**

- Los valores monetarios para los años 2005-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.

## Cuadro 7.7
## Relación de Ingresos de los Municipios
**(Miles de Bolívares)**
**2006 - 2011**

| CONCEPTOS | 2006 | 2007 | 2008 | 2009 | 2010 (1) | 2011 |
|---|---|---|---|---|---|---|
| **INGRESOS ORDINARIOS** | **13.807.351** | **16.747.265** | **19.473.061** | **20.179.492** | **22.188.940** | **9.590.330** |
| - SITUADO MUNICIPAL | 4.182.636 | 4.867.886 | 6.210.316 | 6.238.862 | 5.711.181 | 6.547.958 |
| - ASIGNACIONES ECONÓMICAS ESPECIALES | 1.384.422 | 1.357.001 | 1.647.451 | 1.464.360 | 1.587.398 | - |
| - FONDO INTERGUBERNAMENTAL PARA LA DESCENTRALIZACIÓN | 1.339.015 | 1.392.926 | 1.188.991 | 1.867.705 | 1.951.290 | - |
| - CONSEJO FEDERAL DE GOBIERNO (5) | - | - | - | - | - | 2.985.966 |
| - CUOTA DE PARTICIPACIÓN DEL ÁREA METROPOLITANA DE CARACAS (6) | - | - | - | 3.991 | 50.081 | 56.406 |
| - INGRESOS PROPIOS | 6.901.278 | 9.129.452 | 10.426.303 | 10.604.574 | 12.888.990 | - |
| Impuestos Indirectos | 2.705.553 | 3.874.325 | 9.169.088 | 8.865.463 | 10.644.483 | - |
| Ingresos No Tributarios | 171.433 | 200.400 | 408.459 | 552.624 | 704.795 | - |
| Ventas de Bienes y Servicios | 12.011 | 37.767 | 14.101 | 71.600 | 19.813 | - |
| Ingresos de la Propiedad | 34.982 | 53.836 | 135.148 | 129.206 | 142.996 | - |
| Ingresos Diversos | 227.948 | 466.528 | 699.507 | 985.681 | 1.376.903 | - |
| **INGRESOS EXTRAORDINARIOS** | **687.440** | **898.401** | **943.784** | **646.965** | **666.140** | - |
| - VENTAS DE BIENES E INMUEBLES | 18.069 | 30.523 | 84.126 | 47.431 | 82.505 | - |
| - OTROS INGRESOS | 295.896 | 425.382 | 859.658 (2) | 599.534 (3) | 583.635 (4) | - |
| **TOTAL INGRESOS** | **14.494.791** | **17.645.666** | **20.416.845** | **20.826.457** | **22.855.080** | **9.590.330** |

**Fuente:**
Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2006-2010. Proyecto de Ley de Presupuesto para el Ejercicio Fiscal 2011.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

**Notas:**
- Los valores monetarios para los años 2006-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.
- La cuota de participación del Área Metropolitana de Caracas, equivale al 10% del situado que le corresponde a cada uno de los municipios que integran dicha Área.

(1) Incluye modificaciones al 31 de agosto de 2010.
(2) Incluye aportes del Ministerio del Poder Popular para Economía y Finanzas, para el pago de deudas con empresas de recolección de desechos sólidos.
(3) Se preven recursos para el municipio Sucre del Estado Miranda, provenientes de los Ministerios del Poder Popular para la Educación y de la Salud y Recursos para el Área Metropolitana de Caracas y el Municipio Libertador, para cancelar compromisos laborales.
(4) Se preven recursos para el municipio Sucre del Estado Miranda y San Fernando del Estado Apure, provenientes del Ministerio del Poder Popular para la Salud.
(5) No incluye el apartado especial para el fortalecimiento institucional de las Entidades político Territoriales, previsto en el numeral 4 del Artículo 36, del Reglamento de la Ley Orgánica del Consejo Federal de Gobierno.
(6) La cuota de participación del Área Metropolitana de Caracas, equivale al 10% del situado que le corresponde a cada uno de los municipios que integran dicha Área.

## Cuadro 7.8
# Clasificación Sectorial del Gasto Acordado de los Municipios
**(Miles de Bolívares)**
**2005 - 2010**

| CÓDIGO | DENOMINACIÓN | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 (1) |
|---|---|---|---|---|---|---|---|
| 01 | DIRECCIÓN SUPERIOR DEL MUNICIPIO | 1.886.981 | 2.967.933 | 3.669.314 | 4.245.565 | 4.330.741 | 4.752.582 |
| 02 | SEGURIDAD Y DEFENSA | 260.494 | 383.571 | 458.160 | 530.112 | 540.748 | 593.420 |
| 03 | AGRÍCOLA | 27.560 | 26.840 | 48.635 | 56.273 | 57.402 | 62.993 |
| 04 | ENERGÍA, MINAS Y PETRÓLEO | 12.896 | 17.860 | 55.242 | 63.918 | 65.200 | 71.551 |
| 05 | INDUSTRIA Y COMERCIO | 13.682 | 26.563 | 27.230 | 31.506 | 32.138 | 35.269 |
| 06 | TURISMO Y RECREACIÓN | 42.887 | 77.048 | 103.848 | 120.157 | 122.568 | 134.506 |
| 07 | TRANSPORTE Y COMUNICACIONES | 211.257 | 379.383 | 509.135 | 589.093 | 600.911 | 659.444 |
| 08 | EDUCACIÓN | 190.864 | 267.786 | 307.708 | 356.032 | 363.175 | 398.551 |
| 09 | CULTURA Y COMUNICACIÓN SOCIAL | 81.440 | 150.212 | 146.012 | 168.943 | 172.332 | 189.118 |
| 10 | CIENCIA Y TECNOLOGÍA | 1.810 | 35.916 | 60.063 | 69.496 | 70.890 | 77.795 |
| 11 | VIVIENDA, DESARROLLO URBANO Y SERVICIOS CONEXOS | 3.256.174 | 5.267.289 | 6.171.348 | 7.140.533 | 7.283.789 | 7.993.274 |
| 12 | SALUD | 166.641 | 270.045 | 254.859 | 294.884 | 300.800 | 330.099 |
| 13 | DESARROLLO SOCIAL Y PARTICIPACIÓN | 422.787 | 679.345 | 900.326 | 1.041.718 | 1.062.618 | 1.166.123 |
| 14 | SEGURIDAD SOCIAL | 887.026 | 1.684.035 | 2.035.124 | 2.354.732 | 2.401.973 | 2.635.940 |
| 15 | GASTOS NO CLASIFICADOS SECTORIALMENTE | 1.501.937 | 2.260.965 | 2.898.662 | 3.353.883 | 3.421.172 | 3.754.415 |
| | **TOTAL** | **8.964.436** | **14.494.791** | **17.645.666** | **20.416.845** | **20.826.457** | **22.855.080** |

**Fuente:**
Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2010.
Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

**Notas:**
- Los valores monetarios para los años 2005-2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística.
(1) Incluye modificaciones al 31 de agosto de 2010.

## Cuadro 7.9

# Clasificación por Partidas del Gasto Acordado de los Municipios

**(Miles de Bolívares)**

**2005 - 2010**

| CÓDIGO | DENOMINACIÓN | 2005 | 2006 | 2007 | 2008 | 2009 | 2010 (1) |
|---|---|---|---|---|---|---|---|
| 4.01 | GASTOS DE PERSONAL | 2.487.723 | 3.750.528 | 4.525.757 | 5.311.549 | 5.817.544 | 6.773.117 |
| 4.02 | MATERIALES, SUMINISTROS Y MERCANCÍAS | 282.332 | 421.790 | 487.465 | 517.587 | 487.407 | 513.482 |
| 4.03 | SERVICIOS NO PERSONALES | 800.478 | 1.138.993 | 1.487.857 | 1.584.339 | 1.498.004 | 1.578.145 |
| 4.04 | ACTIVOS REALES | 3.043.096 | 5.053.303 | 5.911.324 | 6.489.849 | 6.354.607 | 6.694.569 |
| 4.05 | ACTIVOS FINANCIEROS | 25.517 | 11.404 | 18.032 | 5.794 | 5.910 | 6.227 |
| 4.07 | TRANSFERENCIAS Y DONACIONES | 1.992.621 | 3.644.995 | 4.714.205 | 5.954.560 | 6.147.754 | 6.746.510 |
| 4.08 | OTROS GASTOS | 6.661 | 37.774 | 8.688 | 13.114 | 17.036 | 17.948 |
| 4.11 | DISMINUCIÓN DE PASIVOS | 213.603 | 260.274 | 268.223 | 307.464 | 261.455 | 275.442 |
| 4.98 | RECTIFICACIONES AL PRESUPUESTO | 112.405 | 175.730 | 224.115 | 232.589 | 236.740 | 249.640 |
| | **TOTAL** | **8.964.436** | **14.494.791** | **17.645.666** | **20.416.845** | **20.826.457** | **22.855.080** |

**Fuente**

Onapre. Leyes de Presupuesto y modificaciones para los Ejercicios Fiscales 2005-2010.

Ordenanzas de Presupuesto de Ingresos y Gastos de los municipios.

**Notas:**

- Los valores monetarios para los años 2005 -2007 se reexpresan en escala monetaria vigente a partir del 01/01/2008, a objeto de mantener la uniformidad de la serie estadística

(1) Incluye modificaciones al 31 de agosto de 2010.

# CAPÍTULO 9

## EFECTOS ECONÓMICOS DEL PRESUPUESTO

### Listado de cuadros de la serie estadística (2006 – 2011)

## Cuadro 9.1

# Efecto Neto de la Demanda Agregada Interna de Origen Fiscal

**(Miles de Bolívares)**

**2006 -2011**

### A.- AUMENTO DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS GASTOS FISCALES

| CONCEPTO | 2006 | 2007 | 2008 | 2009 1/ | 2010 2/ | 2011 3/ |
|---|---|---|---|---|---|---|
| 1. Remuneraciones | 14.960.889 | 19.728.701 | 27.976.585 | 33.620.748 | 39.916.071 | 37.290.284 |
| 2. Compra de Bienes y Servicios y Otros Gastos Corrientes | 5.055.261 | 5.289.311 | 8.149.795 | 7.255.536 | 8.926.079 | 8.936.336 |
| 3. Intereses de la Deuda Interna | 2.386.102 | 2.206.833 | 3.015.214 | 3.923.383 | 6.286.531 | 9.306.282 |
| 4. Transferencias Corrientes | 50.012.488 | 57.597.156 | 81.123.967 | 79.987.752 | 92.688.403 | 76.141.137 |
| 4.1 Al Sector Privado | 4.050.491 | 5.819.929 | 7.702.698 | 9.067.725 | 12.473.536 | 10.801.605 |
| 4.2 Situado Constitucional | 8.018.225 | 10.391.415 | 13.257.085 | 13.279.236 | 13.222.514 | 13.977.846 |
| 4.3 Entes Descentralizados | 37.943.773 | 41.385.812 | 60.164.184 | 57.640.791 | 66.992.353 | 51.361.686 |
| 5. Formación Bruta de Capital Fijo y Financiero | 3.467.830 | 3.844.806 | 3.754.913 | 683.090 | 1.615.695 | 1.380.486 |
| 6. Transferencias de Capital | 26.136.908 | 33.547.589 | 40.108.532 | 39.282.744 | 41.619.322 | 40.263.513 |
| 6.1 Al Sector Privado | 44.742 | 58.333 | 126.607 | 77.701 | 87.866 | 9.000 |
| 6.2 Situado Constitucional | 9.390.396 | 12.169.714 | 15.525.790 | 15.551.732 | 15.485.303 | 16.369.896 |
| 6.3 Entes Descentralizados | 16.701.771 | 21.319.542 | 24.456.135 | 23.653.311 | 26.046.153 | 23.884.617 |
| 7. DAI FISCAL AMPLIADA TOTAL (Sumatoria 1 AL 6) | 102.019.479 | 122.214.398 | 164.129.006 | 164.753.253 | 191.052.101 | 173.318.039 |
| 8. DAI AMPLIADA/PIB de la Economía | 25,9% | 25,1% | 24,6% | 23,5% | 19,5% | 15,9% |

**Nota:** Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

### B.- DISMINUCIÓN DE LA DEMANDA AGREGADA INTERNA POR EFECTO DE LOS INGRESOS FISCALES

| CONCEPTO | 2006 | 2007 | 2008 | 2009 1/ | 2010 2/ | 2011 3/ |
|---|---|---|---|---|---|---|
| 1.-Impuestos Directo a Personas | 756.589 | 1.076.130 | 1.379.607 | 1.680.819 | 1.740.394 | 1.954.824 |
| 2.-Impuestos Directos a Empresas | 9.934.506 | 14.740.924 | 19.183.415 | 22.271.572 | 22.476.968 | 24.563.480 |
| 3.-Impuestos Indirectos | 33.790.276 | 39.491.821 | 44.765.450 | 54.655.209 | 68.293.788 | 85.511.053 |
| 4.-Ingresos No Tributarios | 1.715.937 | 2.501.629 | 2.761.995 | 3.207.210 | 2.927.509 | 3.876.989 |
| 5.-Otros Ingresos de carácter extraordinario | 0 | 2.071.937 | 4.966.724 | 0 | 0 | 0 |
| 6.-DISMINUCION TOTAL en DAI | 46.197.308 | 59.882.442 | 73.057.192 | 81.814.810 | 95.438.659 | 115.906.345 |
| 7.- DISMINUCION TOTAL en DAI/PIB de la Economía | 11,7% | 12,3% | 10,9% | 11,7% | 9,7% | 10,6% |

**Nota:** Cada uno de los conceptos están ajustados con sus respectivas propensiones marginales.

### C.- EFECTO NETO DEL PRESUPUESTO FISCAL SOBRE LA DEMANDA AGREGADA INTERNA

| CONCEPTO | 2006 | 2007 | 2008 | 2009 1/ | 2010 2/ | 2011 3/ |
|---|---|---|---|---|---|---|
| EFECTO NETO SOBRE DAI (7-6) | 55.822.171 | 62.331.956 | 91.071.814 | 82.938.443 | 95.613.442 | 57.411.693 |
| PORCENTAJE DEL PIB | 14,2% | 12,8% | 13,6% | 11,8% | 9,8% | 5,3% |

**Fuente:** Oficina Nacional de Presupuesto (Onapre)

**Notas:**:

**1/** Cierre Preliminar.

**2/** Ley de Presupuesto, modificaciones al 31-08-2010 y estimaciones al 31/12/2010 Cifras Preliminares

**3/** Proyecto de Ley de Presupuesto.

Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

**Cuadro 9.2**

## Préstamo Neto del Fisco

**(Miles de Bolívares)**

**2006 - 2011**

| CONCEPTOS | 2006 | 2007 | 2008 | 2009 /1 | 2010 /2 | 2011 /3 |
|---|---|---|---|---|---|---|
| 1. Endeudamiento del Fisco | 6.840.935 | 8.257.983 | 8.808.111 | 33.695.036 | 35.241.516 | 40.359.175 |
| 2. Amortización de la Deuda Fiscal | 7.352.963 | 5.057.986 | 7.028.565 | 5.087.933 | 0 | 3.044.817 |
| 3. Endeudamiento Neto (1 - 2) | -512.029 | 3.199.997 | 1.779.546 | 28.607.104 | 35.241.516 | 37.314.358 |
| 4. Aporte Fiscal para Préstamos | 2.808.445 | 3.690.850 | 5.880.408 | 8.401.520 | 1.880.433 | 1.722.833 |
| 5. Préstamo Neto del Fisco (3 - 4) | -3.320.474 | -490.853 | -4.100.862 | 20.205.584 | 33.361.083 | 35.591.525 |

**Fuente:** Oficina Nacional de Presupuesto (Onapre)

**Notas:**

1/ Cifras preliminares

2/ Ley de Presupuesto, modificaciones al 31/08/2010 y estimaciones al 31/12/2010. Cifras preliminares

3/ Proyecto de Ley de Presupuesto

Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística.

## Cuadro 9.3
# Expansión Primaria de la Oferta Monetaria por Efecto de la Gestión Fiscal
**(Miles de Bolívares)**
**2006 - 2011**

| CONCEPTOS | 2006 | 2007 | 2008 | 2009 /1 | 2010 /2 | 2011 /3 |
|---|---|---|---|---|---|---|
| 1.- Gasto fiscal acordado | 128.261.073 | 143.243.259 | 192.543.448 | 195.722.104 | 219.047.500 | 204.208.188 |
| 2.- Variación de gastos fiscales a pagar | -7.840.769 | -9.502.184 | -10.247.143 | -2.647.484 | -7.345.926 | -5.319.117 |
| 3.- **Gasto fiscal pagado (1+2)** | **120.420.304** | **133.741.075** | **182.296.305** | **193.074.620** | **211.701.574** | **198.889.071** |
| 4.- Desembolsos netos de los entes descentralizados para el desarrollo económico y social de Venezuela | 2.763.850 | 5.906.469 | 8.960.648 | 13.457.293 | 11.024.426 | 12.442.388 |
| 5.- **Gasto fiscal efectivo pagado (3+4)** | **123.184.155** | **139.647.544** | **191.256.954** | **206.531.913** | **222.726.000** | **211.331.459** |
| 6.- Desembolsos fiscales externos: | 9.441.745 | 6.156.731 | 6.826.826 | 8.059.054 | 9.219.269 | 10.333.200 |
| 6.1 Servicio de la deuda fiscal externa | 8.920.501 | 5.435.728 | 6.069.353 | 7.415.975 | 8.583.259 | 9.658.169 |
| 6.2 Otros pagos fiscales externos | 521.244 | 721.004 | 757.473 | 643.079 | 636.010 | 675.032 |
| 7.- **Desembolsos fiscales dirigidos al público (5-6)** | **113.742.410** | **133.490.813** | **184.430.127** | **198.472.859** | **213.506.731** | **200.998.259** |
| 8.- Ingresos internos: | 62.365.936 | 74.219.457 | 91.306.896 | 134.058.578 | 132.589.061 | 150.711.062 |
| 8.1 Ingresos fiscales internos | 60.837.677 | 71.459.467 | 87.330.912 | 127.109.024 | 125.597.153 | 143.923.806 |
| 8.2 Ingresos internos de los entes descentralizados para el desarrollo económico y social de Venezuela | 1.528.259 | 2.759.990 | 3.975.984 | 6.949.554 | 6.991.908 | 6.787.256 |
| 9.- **Oferta monetaria de origen fiscal (7-8)** | **51.376.474** | **59.271.356** | **93.123.231** | **64.414.282** | **80.917.670** | **50.287.197** |
| 10.- Variación porcentual interanual | 137,7% | 15,4% | 57,1% | -30,8% | 25,6% | -37,9% |
| 11.- Porcentaje con respecto Producto Interno Bruto (PIB) | 13,0% | 12,2% | 13,9% | 9,2% | 8,3% | 4,6% |

**Fuente:** Oficina Nacional de Presupuesto (Onapre)

**Notas:**

/1 Cifras preliminares

/2 Ley de Presupuesto, modificaciones al 31/08/10 y estimación al 31/12/10. Cifras preliminares

/3 Proyecto de Ley de Presupuesto

Los valores monetarios para los años 2006-2007, se reexpresan en escala monetaria vigente a partir del 01/01/2008 a objeto de mantener la uniformidad de la serie estadística

## Cuadro N° 9.4
# RESULTADO FINANCIERO DE LA REPUBLICA
## BASE CAJA
### (Miles de Bolívares)

| CONCEPTOS | 2006 (*) | % PIB | 2007 (*) | % PIB | 2008 (*) | % PIB | 2009 (*) | % PIB | Año 2010/1 | % PIB | Año 2011/2 | % PIB |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **TOTAL INGRESOS** | **117.326.096** | **29,8%** | **141.333.361** | **29,1%** | **166.098.284** | **24,9%** | **151.525.495** | **21,2%** | **175.336.936** | **17,9%** | **164.597.827** | **15,1%** |
| **Ingresos Corrientes** | **117.326.096** | **29,8%** | **141.333.361** | **29,1%** | **166.098.284** | **24,9%** | **151.525.495** | **21,2%** | **175.336.936** | **17,9%** | **164.597.827** | **15,1%** |
| Ingresos Tributarios | 61.882.874 | 15,7% | 78.945.822 | 16,2% | 90.706.516 | 13,6% | 94.274.748 | 13,2% | 106.516.618 | 10,9% | 124.491.576 | 11,4% |
| Petroleros | 15.220.148 | 3,9% | 19.958.537 | 4,1% | 17.834.247 | 2,7% | 12.944.054 | 1,8% | 8.899.000 | 0,9% | 6.721.000 | 0,6% |
| No Petroleros | 46.662.726 | 11,8% | 58.987.286 | 12,1% | 72.872.270 | 10,9% | 81.330.694 | 11,6% | 97.617.618 | 10,0% | 117.770.576 | 10,8% |
| Ingresos No Tributarios | 55.443.222 | 14,1% | 62.387.539 | 12,8% | 75.391.767 | 11,3% | 57.250.747 | 8,0% | 68.820.318 | 7,0% | 40.106.251 | 3,7% |
| Petroleros | 46.827.136 | 11,9% | 51.624.513 | 10,6% | 64.597.959 | 9,7% | 40.286.775 | 5,8% | 59.535.941 | 6,1% | 38.572.000 | 3,5% |
| No Petroleros | 8.616.086 | 2,2% | 10.763.026 | 2,2% | 10.793.808 | 1,6% | 16.963.972 | 2,4% | 9.284.377 | 0,9% | 1.534.251 | 0,1% |
| **Ingresos de Capital** | **0** | **0,0%** | **0** | **0,0%** | **0** | **0,0%** | | **0,0%** | | | | |
| **TOTAL GASTOS Y CONCESIÓN NETA DE PREST** | **117.255.400** | **29,8%** | **126.462.055** | **26,0%** | **174.132.756** | **26,1%** | **187.134.606** | **26,7%** | **214.120.261** | **21,9%** | **196.022.438** | **17,9%** |
| **Gastos Corrientes** | **86.491.903** | **22,0%** | **95.950.715** | **19,7%** | **132.262.766** | **19,8%** | **143.752.684** | **20,5%** | **164.733.817** | **16,8%** | **154.008.823** | **14,1%** |
| Remuneraciones | 14.874.217 | 3,8% | 19.196.047 | 3,9% | 28.062.462 | 4,2% | 34.583.213 | 4,9% | 49.845.947 | 5,1% | 42.120.769 | 3,9% |
| Compra de bienes y servicios | 8.094.938 | 2,1% | 4.247.166 | 0,9% | 6.781.494 | 1,0% | 6.150.426 | 0,9% | 8.382.432 | 0,9% | 7.964.049 | 0,7% |
| Otros gastos corrientes | 1.255.939 | 0,3% | 1.785.920 | 0,4% | 1.957.507 | 0,3% | 2.429.268 | 0,3% | 1.355.652 | 0,1% | 3.086.597 | 0,3% |
| Intereses y comisiones | 8.157.766 | 2,1% | 7.402.441 | 1,5% | 8.770.230 | 1,3% | 9.406.802 | 1,3% | 13.896.745 | 1,4% | 20.523.856 | 1,9% |
| Perdidas cuasifiscales del BCV | 0 | 0,0% | 0 | 0,0% | 0 | 0,0% | 0 | | | | | |
| Transferencias | 54.109.043 | 13,7% | 63.319.143 | 13,0% | 86.691.073 | 13,0% | 91.182.975 | 13,0% | 91.253.041 | 9,3% | 80.313.552 | 7,4% |
| **Gastos de Capital** | **26.346.671** | **6,7%** | **28.623.968** | **5,9%** | **38.843.994** | **5,8%** | **38.186.969** | **5,5%** | **41.141.831** | **4,2%** | **41.460.410** | **3,8%** |
| Adquisición de activos de capital fijo | 1.291.113 | 0,3% | 715.875 | 0,1% | 972.283 | 0,1% | 412.963 | 0,1% | 1.631.972 | 0,2% | 1.138.724 | 0,1% |
| Transferencias | 25.055.558 | 6,4% | 27.908.094 | 5,7% | 37.871.711 | 5,7% | 37.774.006 | 5,4% | 39.509.859 | 4,0% | 40.321.686 | 3,7% |
| **Gasto Extrapresupuestario** | **2.522.729** | **0,6%** | **1.362.573** | **0,3%** | **1.584.780** | **0,2%** | **2.221.687** | **0,3%** | **7.494.015** | **0,8%** | **327.015** | **0,0%** |
| **Concesión Neta de Prestamos** | **1.894.097** | **0,5%** | **524.799** | **0,1%** | **1.441.216** | **0,2%** | **2.973.266** | **0,4%** | **750.598** | **0,1%** | **226.191** | **0,0%** |
| **SUPERÁVIT O DÉFICIT PRIMARIO** | **8.228.462** | **2,1%** | **22.273.747** | **4,6%** | **735.757** | **0,1%** | **-26.202.309** | **-3,7%** | **-24.886.580** | **-2,5%** | **-10.900.755** | **-1,0%** |
| **SUPERÁVIT O DÉFICIT CORRIENTE** | **30.834.193** | **7,8%** | **45.382.646** | **9,3%** | **33.835.518** | **5,1%** | **7.772.811** | **1,1%** | **10.276.104** | **1,0%** | **10.261.989** | **0,9%** |
| **SUPERÁVIT O DÉFICIT FINANCIERO** | **70.696** | **0,0%** | **14.871.306** | **3,1%** | **-8.034.473** | **-1,2%** | **-35.609.111** | **-5,1%** | **-38.783.325** | **-4,0%** | **-31.424.611** | **-2,9%** |
| **FINANCIAMIENTO** | **-70.696** | **0,0%** | **-14.871.306** | **-3,1%** | **8.034.473** | **1,2%** | **35.609.111** | **5,1%** | **-38.783.325** | **-4,0%** | **-31.424.611** | **-2,9%** |
| Interno | -5.259.674 | -1,3% | -6.827.255 | -1,4% | -1.776.476 | -0,3% | 25.812.349 | 3,7% | -37.595.333 | -3,8% | -16.740.325 | -1,5% |
| Externo | 5.188.977 | 1,3% | -8.044.052 | -1,7% | 9.810.948 | 1,5% | 9.796.762 | 1,4% | -1.187.992 | -0,1% | -14.684.286 | -1,3% |
| d/c FIEM | 0 | 0,0% | 0 | 0,0% | 0 | 0,0% | | | | | | |

Fuente:
Período 2006 - 2009. Oficina de Estadísticas de las Finanzas Públicas - Ministerio del Poder Popular de Planificación y Finanzas.
* Cifras en revisión y (*) Cifras sujetas a revisión.
1/ Cifras Onapre - Enero - agosto cifras provisionales, resto del año estimadas.
2/ Cifras Onapre - Proyecto de Ley de Presupuesto 2011.
Nota: Dos últimos años incluye Cerificados de Reintegro Tributario (CERT).


República Bolivariana de Venezuela
Asamblea Nacional
www.asambleanacional.gob.ve

## LA ASAMBLEA NACIONAL
## DE LA REPÚBLICA BOLIVARIANA DE VENEZUELA

**Decreta**

la siguiente,

# LEY DE PRESUPUESTO PARA EL EJERCICIO FISCAL 2011

## TÍTULO I
## DISPOSICIONES GENERALES

### Capítulo I
### De los órganos de la República

**Artículo 1.** Los créditos presupuestarios aprobados en esta Ley para financiar los gastos corrientes, de capital y las aplicaciones financieras, así como el monto total señalado para cada órgano del Poder Nacional, constituyen los límites máximos de las autorizaciones para comprometer y causar gastos, a fin de cumplir con las metas previstas y se regirán por los principios y normas contenidos en el Título II de la Ley Orgánica de la Administración Financiera del Sector Público. Se considerarán gastos de capital, los previstos en la normativa que a tal efecto dicte la Oficina Nacional de Presupuesto.

La desagregación de los créditos del presupuesto de gastos y aplicaciones financieras, indicados en esta Ley, distribuidos por proyectos, acciones centralizadas y acciones específicas, se señalan a fines informativos para los órganos del Poder Ejecutivo Nacional.

Dicha desagregación, constituirá el límite máximo de las autorizaciones para gastar del Poder Legislativo Nacional, del Poder Judicial, del Poder Electoral, del Poder Ciudadano y sus órganos; en todo caso, estos órganos podrán implantar su propio sistema de modificaciones presupuestarias, para lo cual, deberán contar con la opinión técnica favorable de la Oficina Nacional de Contabilidad Pública y de la Oficina Nacional de Presupuesto, a los fines de su compatibilización con el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y con el Sistema Integrado de Gestión y Control de las Finanzas Públicas, a cargo del Ministerio del Poder Popular con competencia en materia de planificación y finanzas. Dicho sistema de modificaciones presupuestarias sólo tendrá vigencia para el ejercicio económico financiero en curso a partir de su aprobación, sin la cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional. En todo caso, las modificaciones que afecten los créditos presupuestarios correspondientes a las partidas y subpartidas a que se refiere el numeral 4 del artículo 87 del citado Reglamento N° 1, serán de aprobación exclusiva de la Oficina Nacional de Presupuesto.

**Artículo 2.** De acuerdo con lo establecido en el artículo 50 de la Ley Orgánica de la Administración Financiera del Sector Público, los órganos de la República remitirán la programación de la ejecución física y financiera de compromisos y desembolsos de sus presupuestos de gastos y aplicaciones financieras a la Oficina Nacional de Presupuesto y a la Oficina Nacional del Tesoro, respectivamente, de conformidad con las instrucciones que al efecto dicten, a excepción de lo correspondiente a sueldos, salarios, pensiones y jubilaciones en el primer trimestre del año, de los cuales informarán a las citadas oficinas en un plazo que no excederá de quince días continuos, contados a partir del inicio del ejercicio presupuestario.

**Artículo 3.** A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios, cuya aprobación compete a la Asamblea Nacional, formuladas por los respectivos órganos del Poder Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del Presupuesto de Gastos de la República, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación del o de los organismos afectados y las respectivas imputaciones presupuestarias. Las demás modificaciones del presupuesto de ingresos o de gastos no requerirán autorización de la Asamblea Nacional.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital; deberán ser justificadas por el órgano solicitante ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de conformidad con lo previsto en el primer aparte del artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

Cuando la fuente de financiamiento de un crédito adicional, provenga de una reprogramación de la Ley Especial de Endeudamiento Anual para el Ejercicio Fiscal 2011, autorizada por la Asamblea Nacional, no se requerirá otra autorización legislativa para su incorporación en el presupuesto de gastos de la República.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso, dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Presidente o Presidenta de la República o el Ejecutivo Nacional, según corresponda, decretará y ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

**Artículo 4.** El funcionario o funcionaria a quien competa la aprobación de traspasos de gastos corrientes para gastos de capital, ordenará su publicación en la Gaceta Oficial de la República Bolivariana de Venezuela, de acuerdo con las instrucciones que a tal efecto dicte la Oficina Nacional de Presupuesto.

Los ordenadores u ordenadoras de compromisos y pagos de la República remitirán a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas por aquellos, en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o la acción centralizada, las partidas cedentes y receptoras y sus respectivos montos. En la misma oportunidad y forma, remitirán un ejemplar de la citada relación a la Oficina Nacional de Presupuesto, anexando copia de las modificaciones aprobadas.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él en el mes anterior, señalando los datos exigidos a los ordenadores u ordenadoras de compromisos y pagos de la República.

**Artículo 5.** Los órganos del Poder Nacional deberán participar los resultados de su ejecución presupuestaria y de su gestión, a la Oficina Nacional de Contabilidad Pública, a la Superintendencia Nacional de Auditoría Interna y a la Oficina Nacional de Presupuesto, conforme a las instrucciones que a tal efecto dicten cada uno de estos órganos rectores en el ámbito de sus competencias, pudiendo ser dictadas conjuntamente; asimismo, remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado, con indicación expresa de lo ejecutado con el financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento.

**Artículo 6.** Los ordenadores u ordenadoras de compromisos y pagos de la República, velarán porque los contratos de servicios básicos, tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren suscritos para el 31 de enero de 2011, para la emisión de las órdenes de pago correspondientes. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

Las órdenes de pago se podrán emitir contra facturas de servicios, en aquellos casos en que los referidos contratos no se hayan firmado para la fecha señalada y los organismos indicados reciban dichos servicios; en todo caso, los contratos deberán suscribirse para el mes de febrero del mismo año.

El Ejecutivo Nacional establecerá los mecanismos para asegurar que los ordenadores de compromisos y pagos y los entes descentralizados funcionalmente de la República cumplan con ordenar los pagos periódicos correspondientes, así como los que se desprendan de las conciliaciones que realicen.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevea la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

**Artículo 7.** Los ordenadores u ordenadoras de compromisos y pagos realizarán los aportes patronales como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la Ley que rija la materia, mediante orden de pago cuyo monto mensual será aquél que resulte de aplicar el porcentaje correspondiente a los cargos ocupados para el período a pagar; dicha orden contendrá los elementos que al efecto exijan los órganos rectores de los Sistemas de Administración Financiera del Sector Público.

Sin menoscabo de lo dispuesto en el encabezamiento de este artículo, los ordenadores de compromisos y pagos podrán utilizar como monto mensual a pagar, el señalado en la orden de pago de la nómina al 31 de enero de 2011, en cuyo caso harán las conciliaciones pertinentes con los organismos que correspondan, antes del 30 de noviembre del mismo ejercicio.

Las tesorerías de los entes recaudadores de las contribuciones de los subsistemas de seguridad social a que se refiere este artículo, recibirán los pagos que realicen los ordenadores de compromisos y pagos con cargo a órdenes directas contra el Tesoro Nacional y con cargo a los fondos previstos en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en forma separada, incluidas las retenciones que les realicen a los trabajadores.

La Contraloría General de la República, previo el procedimiento de Ley, aplicará las sanciones pertinentes a quienes incumplieren con los pagos a que se refiere este artículo.

**Artículo 8.** La adquisición de divisas destinadas a la compra de bienes y pago de servicios u otros en el exterior, con créditos presupuestarios asignados a los órganos del Poder Nacional, será tramitada conforme al cronograma que elaborarán conjuntamente la Oficina Nacional del Tesoro y el respectivo órgano; de haber dificultades transitorias de Tesorería para cumplir lo dispuesto en este artículo, se podrán emitir Letras del Tesoro, con vencimiento que no exceda al 31 de diciembre de 2011. La Oficina Nacional del Tesoro depositará las divisas adquiridas preferentemente en una institución financiera del sector público. Antes de que se produzca la ordenación de los pagos correspondientes, los ordenadores de compromisos y pagos revisarán la suficiencia de los créditos presupuestarios, debiendo tramitar las modificaciones necesarias.

**Artículo 9.** Los ordenadores u ordenadoras de compromisos y pagos, responsables de la ejecución presupuestaria con recursos provenientes de operaciones de crédito público, podrán dar inicio a la referida ejecución presupuestaria y cuando corresponda, tramitarán los pagos respectivos siempre que dichos recursos estén disponibles en el Tesoro Nacional. A tal efecto, la Oficina Nacional del Tesoro velará por el cumplimiento efectivo de dichos pagos.

Los órganos del Poder Nacional, deberán emitir las órdenes de pago correspondientes a las transferencias de los entes bajo su adscripción o tutela, que igualmente sean responsables de la ejecución de operaciones de crédito público, de tal forma que se cumpla con lo dispuesto en este artículo; estos órganos indicarán la fuente de financiamiento referida en las respectivas órdenes de pago. En los contratos también deberá indicarse dicha fuente, salvo que se trate de recursos provenientes de la fuente gestión fiscal.

## Capítulo II
## De la administración descentralizada funcionalmente

### Sección primera: de los entes descentralizados funcionalmente sin fines empresariales

**Artículo 10.** Además de los entes descentralizados funcionalmente sin fines empresariales a que se refiere el numeral 1 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público, se consideran entes descentralizados funcionalmente sin fines empresariales, los Institutos Autónomos, los Institutos Públicos, las personas jurídicas estatales de derecho público, asociaciones civiles y demás instituciones constituidas con fondos públicos o dirigidas por algunas de las personas referidas en el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, cuando el cincuenta por ciento o más de su presupuesto provenga de aportes efectuados por una o varias de las personas referidas en el precitado artículo, o de la recaudación de especies tributarias especialmente afectadas. Asimismo, a los solos efectos del proceso presupuestario, los Servicios Autónomos sin Personalidad Jurídica y los Servicios Desconcentrados se entenderán como entes descentralizados funcionalmente sin fines empresariales, y en consecuencia le serán aplicables las normas propias de éstos. Las fundaciones constituidas con fondos públicos, independientemente de su dirección o del monto del aporte anual que reciban de los demás órganos o entes que conforman el sector público, se considerarán entes descentralizados funcionalmente sin fines empresariales y les serán aplicables las normas contenidas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, sobre el Sistema Presupuestario, las disposiciones de esta Ley y las normas dictadas por la Oficina Nacional de Presupuesto.

**Artículo 11.** Una vez promulgada esta Ley, las máximas autoridades de los entes descentralizados funcionalmente sin fines empresariales, realizarán los ajustes respectivos a sus presupuestos. El proyecto así ajustado se convierte en el presupuesto definitivo de recursos y egresos de cada uno de los entes, sin perjuicio de las modificaciones que se autoricen de conformidad con el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. Este presupuesto definitivo, en cuanto a egresos se refiere, equivale a la respectiva distribución general de su presupuesto de gastos.

Hasta tanto no se realice el ajuste a que se refiere este artículo, los ordenadores u ordenadoras de compromisos y pagos deberán abstenerse de emitir las órdenes correspondientes a los aportes previstos en esta Ley, debiendo adecuarlos a los objetivos y metas que sirvieron de fundamento para la formulación de sus respectivos presupuestos.

Las modificaciones a los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, se realizarán de acuerdo con las normas contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario. En tal sentido, los manuales sobre los sistemas de modificaciones presupuestarias de los referidos entes, se ajustarán a los parámetros establecidos en dicho Reglamento.

**Artículo 12.** Los entes descentralizados funcionalmente sin fines empresariales informarán trimestralmente a las Comisiones Permanentes de

Finanzas y de Contraloría de la Asamblea Nacional, acerca de los resultados de su ejecución presupuestaria y de su gestión, con indicación expresa de lo ejecutado con financiamiento previsto en la correspondiente Ley Especial de Endeudamiento Anual u otras autorizaciones especiales de endeudamiento, comparándola con el Presupuesto aprobado e indicando lo comprometido, causado y pagado, en un plazo que no excederá de veinticinco días continuos, contados a partir de la conclusión de cada trimestre.

La información a que se refiere este artículo, también será remitida a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoría Interna, ajustándose a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

**Artículo 13.** Los proyectos de presupuestos de los entes descentralizados funcionalmente sin fines empresariales, que se crearen o entren en funcionamiento durante la ejecución presupuestaria del ejercicio económico financiero 2011, deberán someterse a la consideración del Presidente o Presidenta de la República en Consejo de Ministros para su aprobación; a tal efecto, dichos entes deberán aplicar las normas que regulan la formulación de los presupuestos de los entes descentralizados funcionalmente sin fines empresariales, contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario y en las normas dictadas por la Oficina Nacional de Presupuesto.

Los entes descentralizados funcionalmente sin fines empresariales, que no se incluyeron en el Título III de esta Ley, someterán su presupuesto a la aprobación del Ejecutivo Nacional, a tal efecto, deberán aplicar las normas que regulan la formulación de los presupuestos de estos.

La Oficina Nacional de Presupuesto, en representación del Ejecutivo Nacional, remitirá a la Comisión Permanente de Finanzas de la Asamblea Nacional, dentro de los diez días hábiles siguientes a la aprobación de los presupuestos previstos en este artículo, una copia del resumen de los documentos presupuestarios que se hubieren exigido para su inclusión en el Título III de esta Ley. Dicho resumen será publicado en la Gaceta Oficial de la República Bolivariana de Venezuela por la Oficina Nacional de Presupuesto.

### Sección segunda: de las sociedades mercantiles del Estado y otros entes descentralizados funcionalmente con fines empresariales

**Artículo 14.** Se regirán por esta sección las sociedades mercantiles del Estado y los demás entes estatales a que se refieren los numerales 8 y 9 del artículo 6 y el numeral 2 del artículo 7 de la Ley Orgánica de la Administración Financiera del Sector Público.

**Artículo 15.** Una vez aprobados por el Ejecutivo Nacional, los presupuestos de los entes a que se refiere esta sección, la Oficina Nacional de Presupuesto ordenará la publicación de una síntesis de éstos en la Gaceta Oficial de la República Bolivariana de Venezuela, sin lo cual no podrán realizar operaciones de crédito público, caso en el cual, los ordenadores u ordenadoras de compromisos y pagos se abstendrán de emitir las correspondientes órdenes de pago.

**Artículo 16.** Los entes a que se refiere esta sección participarán los resultados de su ejecución presupuestaria y de gestión, a la Oficina Nacional de Presupuesto y a la Superintendencia Nacional de Auditoria Interna, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias.

Asimismo, deberán remitir a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, los estados financieros, dentro del primer trimestre del año siguiente al cierre de cada ejercicio presupuestario.

Los referidos entes remitirán a las Comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los cuarenta y cinco días continuos siguientes a la culminación de cada semestre, un informe acumulado de su gestión presupuestaria en cuanto a proyectos y acciones centralizadas, comparándola con el presupuesto aprobado.

**Artículo 17.** Los entes a que se refiere esta sección podrán elaborar y establecer su propio sistema de modificaciones presupuestarias, con apego a los lineamientos e instrucciones establecidas en la Ley Orgánica de la Administración Financiera del Sector Público, sus reglamentos y las demás normas que al efecto dicte la Oficina Nacional de Presupuesto.

Hasta tanto no sea aprobado el referido sistema de modificaciones presupuestarias, dichos entes se regirán por las Providencias emanadas de la Oficina Nacional de Presupuesto en esta materia.

**Artículo 18.** Las sociedades mercantiles del sector privado que se conviertan en entes regulados por esta Sección en virtud de haber sido adquiridas por alguno de los sujetos a que se refiere el artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, en el curso del Ejercicio Fiscal 2011, podrán aplicar el sistema presupuestario utilizado antes de que se produjera la adquisición hasta el 31 de diciembre de 2011, salvo que el

Presidente o Presidenta de la República ordene un plazo menor. En cuanto al ejercicio presupuestario siguiente, deberán cumplir las disposiciones pertinentes en cuanto a la formulación presupuestaria previstas en la Ley Orgánica de la Administración Financiera del Sector Público, su Reglamento N° 1, sobre el Sistema Presupuestario y las normas dictadas por la Oficina Nacional de Presupuesto al respecto.

## Sección tercera: del Banco Central de Venezuela

**Artículo 19.** El Banco Central de Venezuela remitirá a la Oficina Nacional de Presupuesto, dentro de los primeros quince días del mes de enero, un ejemplar del presupuesto de ingresos y gastos operativos y de sus anexos aprobado por la Asamblea Nacional para el Ejercicio Económico Financiero 2011, a los fines de su inclusión en el Presupuesto Consolidado del Sector Público; así como para el seguimiento y evaluación de su ejecución; sin perjuicio de las facultades de la Contraloría General de la República, previstas en los artículos 81 y 82 de la Ley del Banco Central de Venezuela.

**Artículo 20.** El Banco Central de Venezuela participará los resultados de su gestión y de la ejecución de su presupuesto de ingresos y gastos operativos a la Oficina Nacional de Presupuesto y a la Oficina Nacional de Contabilidad Pública, conforme a las instrucciones que a tal efecto, conjunta o separadamente, dicten estos órganos rectores en el ámbito de sus competencias. Asimismo, aplicará las técnicas de formulación, programación, ejecución, seguimiento y evaluación presupuestaria dictadas para el Sector Público, de conformidad con lo previsto en la Ley Orgánica de la Administración Financiera del Sector Público, incluso lo relativo a los clasificadores de recursos y egresos a utilizarse.

**Artículo 21.** El Banco Central de Venezuela podrá implantar su propio sistema de modificaciones presupuestarias, el cual someterá a la aprobación de la Asamblea Nacional, previa opinión favorable de la Oficina Nacional de Presupuesto, en la misma oportunidad que presente su proyecto de presupuesto de ingresos y gastos operativos. Dicho sistema de modificaciones sólo regirá durante el Ejercicio Económico Financiero 2011, sin el cual toda modificación presupuestaria deberá ser aprobada por la Asamblea Nacional.

Las autorizaciones de las modificaciones presupuestarias, que conforme a dicho sistema sean de aprobación interna del Banco Central de Venezuela, serán informadas a la Oficina Nacional de Presupuesto conforme a las instrucciones que a tal efecto dicte, y las que requieran aprobación de la Asamblea Nacional, en todo caso, se tramitarán a través de la referida Oficina que emitirá opinión sobre la modificación de que se trate.

**Artículo 22.** La Oficina Nacional de Presupuesto dictará las normas que rijan el proceso presupuestario del Banco Central de Venezuela, observando lo previsto en la Constitución de la República Bolivariana de Venezuela y en la Leyes aplicables, dentro de los principios de libertad, justicia, igualdad, solidaridad, democracia participativa y protagónica, responsabilidad social y, en general, la preeminencia de los derechos humanos, la ética y el pluralismo político.

**Artículo 23.** El incumplimiento de las obligaciones previstas en esta Sección dará lugar a la aplicación de las sanciones establecidas en la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal y demás normas aplicables.

**Sección cuarta: disposiciones comunes**

**Artículo 24.** La constitución de sociedades mercantiles, fundaciones y asociaciones civiles, la suscripción o venta de acciones y la incorporación de nuevos accionistas del Sector Público, por los organismos del Gobierno Central, los Institutos Autónomos, Institutos Públicos, empresas del Estado, fundaciones y asociaciones civiles de carácter público a que se refiere el numeral 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, se informará a la Comisión Permanente de Finanzas de la Asamblea Nacional, a través de la Oficina Nacional de Presupuesto.

**Artículo 25.** Los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, suscribirán los contratos por concepto de arrendamiento de inmuebles y por la prestación de servicios de electricidad, telecomunicaciones, gas, agua, aseo urbano y domiciliario antes del quince de marzo de 2011; asimismo, informarán al respectivo órgano de adscripción o tutela acerca de los contratos suscritos y los pagos que realicen a entes gubernamentales o empresas privadas por tales conceptos. En dichos contratos se fijarán los montos a ser pagados periódicamente, así como la fecha o fechas de conciliación que se acuerden.

La información a que se refiere este artículo se remitirá antes del treinta y uno de marzo de 2011, y se acompañará de la autorización correspondiente para que las empresas prestadoras de los servicios, antes indicados, cobren la orden de pago que emitirá el organismo de adscripción o tutela, con cargo a la correspondiente transferencia asignada en esta Ley.

Si para la fecha mencionada en el aparte anterior, los organismos receptores de los servicios básicos, señalados en el encabezamiento de este artículo, no han informado a su respectivo órgano de adscripción o tutela, de la celebración de los contratos y pago de los servicios convenidos, éste se abstendrá de girar la transferencia correspondiente a los gastos de funcionamiento, hasta tanto reciba la información de los contratos suscritos o de los pagos efectuados por concepto de los servicios recibidos.

Los entes receptores de los servicios a que se refiere este artículo, independientemente de que sean prestados por personas públicas o privadas, conciliarán los montos fijos pagados y el costo del servicio efectivamente prestado, dejando expresa constancia de que si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente, y en caso contrario, en el mismo lapso, exigirán el reintegro correspondiente o solicitarán la formalización del crédito por parte del ente prestador del servicio y su abono al saldo por concepto del referido servicio en el mes siguiente.

La Contraloría General de la República aplicará las sanciones a que hubiere lugar por incumplimiento de lo previsto en este artículo.

**Artículo 26.** Antes del treinta y uno de enero de 2011, los entes señalados en los numerales 6, 7, 8, 9 y 10 del artículo 6 de la Ley Orgánica de la Administración Financiera del Sector Público, informarán al Ministerio de adscripción o tutela, el monto anual que estimen pagar por concepto de aportes patronales, como contribución al sostenimiento de los subsistemas de seguridad social, de conformidad con la ley que rija la materia.

Asimismo, remitirán la autorización correspondiente para que el Ministerio de adscripción o tutela, con cargo a la transferencia asignada al respectivo organismo en esta Ley, emita la orden de pago autorizada, con instrucciones de ser depositada en la cuenta que a tal efecto sea designada para recibir los citados aportes.

Para el día treinta de noviembre de 2011, los organismos beneficiarios de las órdenes de pago conciliarán el monto pagado y el real. Si resultare un saldo deudor, tramitarán su pago dentro del mes siguiente; en caso contrario y en el mismo lapso, exigirán el reintegro, o bien el saldo será asignado al pago de la obligación en el mes siguiente.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

## Capítulo III
## De los entes descentralizados territorialmente

### Sección primera: del Distrito Capital

**Artículo 27.** El Distrito Capital y sus entes descentralizados funcionalmente, con o sin fines empresariales, aplicarán lo establecido en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario, en cuanto a formulación, clasificadores, ejecución y modificaciones a sus presupuestos.

Respecto del presupuesto del Distrito Capital, corresponderá a su Jefe o Jefa de Gobierno las mismas atribuciones que se confieren en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario a las máximas autoridades de los órganos de la República.

**Artículo 28.** A través de la Oficina Nacional de Presupuesto, se formalizarán las solicitudes de traspaso de créditos presupuestarios formuladas por el Distrito Capital, cuya aprobación compete a la Asamblea Nacional.

Las modificaciones presupuestarias que signifiquen incremento en el monto total del presupuesto de gastos del Distrito Capital, requerirán autorización de la Asamblea Nacional y se tramitarán a través de la Oficina Nacional de Presupuesto, con indicación de la respectiva imputación presupuestaria.

Cuando las modificaciones presupuestarias impliquen incremento del gasto corriente en detrimento del gasto de capital, deberán ser justificadas por el Distrito Capital ante la Oficina Nacional de Presupuesto, de acuerdo con las instrucciones que ésta dicte, la cual se dirigirá a la Asamblea Nacional con la debida documentación, de manera análoga a lo previsto en el artículo 52 de la Ley Orgánica de la Administración Financiera del Sector Público.

La Asamblea Nacional dispondrá de quince días continuos para decidir sobre las modificaciones presupuestarias sometidas a su consideración, contados a partir de la fecha en que se dé cuenta de la solicitud en reunión ordinaria. Si transcurrido este lapso dicho órgano legislativo no se hubiere pronunciado, la solicitud en referencia se considerará aprobada.

Una vez autorizada por la Asamblea Nacional la modificación solicitada, el Jefe o Jefa de Gobierno del Distrito Capital decretará y ordenará la publicación, tanto del acuerdo de la Asamblea Nacional como del decreto que se dicte, en la Gaceta Oficial del Distrito Capital.

**Artículo 29.** El Jefe o Jefa de Gobierno del Distrito Capital, remitirá a la Oficina Nacional de Presupuesto, durante los primeros cinco días hábiles de cada mes, una relación de las modificaciones presupuestarias aprobadas internamente en el mes anterior, señalando como mínimo la identificación del órgano, el proyecto o acción centralizada, las partidas cedentes y receptoras y sus respectivos montos.

El Jefe o Jefa de la Oficina Nacional de Presupuesto remitirá a la Asamblea Nacional, durante los primeros cinco días hábiles de cada mes, una relación de los traspasos presupuestarios aprobados por él en el mes anterior, la cual contendrá la misma información exigida al Distrito Capital.

**Artículo 30.** El Jefe o Jefa de Gobierno del Distrito Capital participará a la Oficina Nacional de Presupuesto los resultados de su ejecución presupuestaria y de su gestión, conforme a las instrucciones que dicte la referida Oficina Nacional; asimismo, remitirá a las comisiones Permanentes de Finanzas y de Contraloría de la Asamblea Nacional, dentro de los treinta días continuos siguientes al vencimiento de cada trimestre, un informe de los resultados de su ejecución presupuestaria acumulada al término de dicho trimestre, comparándola con el Presupuesto, señalando lo comprometido, causado y pagado.

**Artículo 31.** El Distrito Capital velará porque los contratos de servicios básicos tales como electricidad, gas, agua, telecomunicaciones, correo, aseo urbano y domiciliario y arrendamiento de inmuebles, se encuentren debidamente suscritos para la emisión de las órdenes de pago correspondientes; en los casos en que se haya suscrito dichos contratos y los servicios hayan sido recibidos, las órdenes de pago se podrán emitir contra facturas de servicios.

El incumplimiento de esta norma dará lugar a la aplicación de las sanciones que al efecto prevé la Ley Orgánica de la Contraloría General de la República y del Sistema Nacional de Control Fiscal.

**Artículo 32.** En el Presupuesto de Gastos del Distrito Capital se incorporará un crédito denominado *"Rectificaciones al Presupuesto"*, cuyo monto será equivalente al uno por ciento (1%) de los ingresos ordinarios estimados en el mismo presupuesto. El Jefe o Jefa de Gobierno del Distrito Capital podrá disponer de este crédito con las mismas limitaciones y formalidades previstas en el artículo 53 de la Ley Orgánica de la Administración Financiera del Sector Público. La decisión que tome el Jefe o Jefa de Gobierno del Distrito Capital en la cual disponga del crédito mencionado en este artículo será publicada en la Gaceta Oficial del Distrito Capital.

### Sección segunda: de los estados, de los distritos y de los municipios

**Artículo 33.** Sin perjuicio de lo establecido en el artículo 62 de la Ley Orgánica de la Administración Financiera del Sector Público, los gobernadores o gobernadoras de estado, y los alcaldes o alcaldesas del Área Metropolitana de Caracas, de los distritos y municipios, remitirán directamente al Ministerio del Poder Popular con competencia en materia de Relaciones Interiores y Justicia y a la Oficina Nacional de Presupuesto, dentro de los treinta días hábiles siguientes al fin de cada trimestre, las modificaciones presupuestarias aprobadas, así como un informe sobre la ejecución del presupuesto, de conformidad con las normas técnicas que dicte la Oficina Nacional de Presupuesto.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por los estados, Área Metropolitana de Caracas, distritos y municipios para la ejecución de planes en coordinación con los organismos nacionales. Igualmente, deberán distinguirse los ingresos derivados de su potestad tributaria, sancionadora y demás actividades económicas propias, que hubieren recaudado en dicho período hasta el nivel de desagregación que les requiera la Oficina Nacional de Presupuesto.

Asimismo, deberá reflejar la información sobre ejecución de los proyectos financiados con los recursos provenientes de la Ley de Asignaciones Económicas Especiales derivadas de Minas e Hidrocarburos, los provenientes de la Ley que crea el Fondo Intergubernamental para la Descentralización y los que devenguen por cualquier otra transferencia derivada de Leyes especiales o acordada discrecionalmente por el Poder Nacional.

**Artículo 34.** Quienes fueren responsables de la consolidación y envío de la información a que se refiere el artículo anterior y no lo realizaren oportunamente, serán sujetos de suspensión del pago de salarios, sueldos, dietas u otras remuneraciones, hasta tanto cumplan con la referida obligación.

Los órganos de control fiscal nacionales, estadales, metropolitana, distritales o municipales velarán por el cumplimiento de esta disposición e impondrán las sanciones correspondientes a quienes incumplan la misma o, en contravención de esta norma, ordenen o efectúen los pagos cuya suspensión se indica.

**Artículo 35.** Los gobernadores o gobernadoras remitirán al Ministerio del Poder Popular con competencia en materia de salud, dentro de los treinta días continuos siguientes al final de cada trimestre, un informe sobre las transferencias que reciban, el cual contendrá la ejecución física y financiera correspondiente al sector salud.

En dicho informe, deberán distinguirse los créditos comprometidos, causados y pagados por estas entidades para el cumplimiento y ejecución de los planes de salud, elaborados coordinadamente con el referido ministerio.

Queda sujeto al cumplimiento de la obligación prevista en este artículo, la entrega de los recursos asignados a los estados en virtud de convenios de transferencia de competencias en materia de salud.

## Capítulo IV
## Otras disposiciones

**Artículo 36.** Hasta tanto se establezca un sistema de modificaciones presupuestarias acorde con la naturaleza y funciones del Consejo Federal de Gobierno, las modificaciones que requieran los créditos asignados a las transferencias de recursos financiados con la Ley de Asignaciones Económicas Especiales derivadas de Minas e Hidrocarburos y otras transferencias de recursos del Fondo de Compensación Interterritorial de conformidad con la Ley Orgánica del Consejo Federal del Gobierno y su Reglamento, serán aprobadas por la Secretaría del Consejo Federal de Gobierno. Las demás modificaciones presupuestarias se regirán por las disposiciones contenidas en el Reglamento N° 1 de la Ley Orgánica de la Administración Financiera del Sector Público, sobre el Sistema Presupuestario.

**Artículo 37.** Los órganos y entes de la Administración Pública Nacional, con créditos asignados en esta Ley, están obligados a depositar los recursos que reciban, bien con el carácter de provisiones de fondos permanentes o por transferencias, no utilizados durante la ejecución de su presupuesto, en cuentas a nombre de dichos órganos y entes, abiertas en instituciones financieras reguladas por la Ley General de Bancos y Otras Instituciones Financieras o en otras leyes especiales. La Oficina Nacional del Tesoro establecerá los mecanismos, trámites e instrucciones necesarias para el cumplimiento de esta disposición.

En caso de que se produzcan rendimientos, los órganos de la República deberán ingresarlos al Tesoro Nacional dentro de los diez primeros días hábiles del mes siguiente al que fueron generados. Los entes descentralizados funcionalmente podrán capitalizar los rendimientos obtenidos o disponer de los mismos, de conformidad con las previsiones legales y demás normas aplicables; o a requerimiento del Presidente o Presidenta de la República, transferirlos al Tesoro Nacional o a otro ente descentralizado funcionalmente, previo el trámite de las modificaciones presupuestarias a que hubiere lugar.

La Contraloría General de la República aplicará las sanciones que correspondan por el incumplimiento de lo previsto en este artículo.

**Artículo 38.** Las máximas autoridades de los órganos de la República, el Jefe o Jefa de Gobierno del Distrito Capital y las autoridades competentes de los entes descentralizados funcionalmente de la República o del Distrito Capital, no podrán aprobar nuevas escalas de sueldos y salarios, ni suscribir convenciones colectivas, sin la certificación expedida por la Oficina Nacional de Presupuesto, en la cual conste que cuentan con recursos presupuestarios para su cumplimiento.

Dicha certificación será igualmente necesaria para los órganos y entes que soliciten al Presidente o Presidenta de la República, en Consejo de Ministros, la autorización de escalas especiales, de conformidad con la norma que rige la materia, y para que los directorios, máximas autoridades o quienes representen acciones o participaciones del Estado en entes descentralizados funcionalmente, con o sin fines empresariales, puedan suscribir convenciones colectivas.

En todo caso, las convenciones colectivas que impliquen erogaciones que afecten el ejercicio presupuestario vigente o los siguientes deberán ser aprobadas por el Presidente o Presidenta de la República en Consejo de Ministros, de conformidad con el artículo 527 de la Ley Orgánica del Trabajo.

La Contraloría General de la República aplicará las sanciones legales pertinentes a quienes incumplan con lo previsto en este artículo.

**Artículo 39.** De conformidad con lo establecido en el artículo 27 de la Ley que establece el Impuesto al Valor Agregado, la alícuota impositiva general a aplicarse en el Ejercicio Fiscal 2011 se fija en doce por ciento (12%), y la alícuota impositiva para las operaciones a que se refiere el artículo 63 de la mencionada ley se fija en ocho por ciento (8%). Quedan a salvo actividades, negocios jurídicos u operaciones realizadas en las zonas libres, puertos libres y zonas francas, que de conformidad con lo establecido en la ley estén exentas del mencionado impuesto o deban aplicar una alícuota distinta.

Las modificaciones durante la ejecución del ejercicio presupuestario 2011 a las alícuotas del Impuesto al Valor Agregado establecidas en esta Ley requerirán una reforma de la Ley que establece el Impuesto al Valor Agregado. En ningún caso dicha modificación supondrá la reforma de las disposiciones generales de esta Ley.

**Artículo 40.** De conformidad con lo establecido en el numeral 3 del artículo 48 de la Ley Orgánica de Hidrocarburos, la alícuota del Impuesto de Consumo General durante el Ejercicio Fiscal 2011, se fija en treinta por ciento (30%).

**Artículo 41.** El Presidente o Presidenta de la República podrá dictar normas especiales para la tramitación y aprobación de las modificaciones presupuestarias, dentro de los límites máximos de las autorizaciones para comprometer y causar gastos previstos en esta Ley para cada fuente de financiamiento, a fin de atender situaciones coyunturales debidamente justificadas. Dichas normas podrán establecer un régimen distinto del previsto en el Reglamento N° 1 de la Ley Orgánica de Administración Financiera del Sector Público, sobre el Sistema Presupuestario y sólo tendrán vigencia para el ejercicio económico financiero 2011, a partir de su aprobación y publicación en la Gaceta Oficial de la República Bolivariana de Venezuela.

**Artículo 42.** Las denominaciones de los órganos y entes que se creen o modifiquen por aplicación de los instrumentos jurídicos que entren en vigencia, se entenderán adecuadas a esta Ley. En tal sentido, se faculta al Ejecutivo Nacional para que a través de la Oficina Nacional de Presupuesto realice las modificaciones presupuestarias pertinentes, aún aquellas que aumenten los conceptos señalados en el artículo 1 de esta Ley, sin aumentar el límite máximo del total del gasto autorizado en la misma.

## TÍTULO II
## PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LA REPÚBLICA

### Capítulo I
### Presupuesto de ingresos y fuentes de financiamiento de la República

**Artículo 43.** La estimación de los ingresos y fuentes de financiamiento de la República para el Ejercicio Fiscal 2011, asciende a la cantidad de **DOSCIENTOS CUATRO MIL DOSCIENTOS OCHO MILLONES CIENTO OCHENTA Y OCHO MIL CUARENTA Y OCHO BOLÍVARES (Bs. 204.208.188.048).**

| CONCEPTO | BOLÍVARES |
|---|---|
| **A. INGRESOS CORRIENTES** | **163.698.961.000** |
| **A.1. INGRESOS CORRIENTES ORDINARIOS** | **163.698.961.000** |
| **1. PETROLEROS** | **45.293.000.000** |
| **1.1. INGRESOS TRIBUTARIOS** | **6.721.000.000** |
| **IMPUESTOS DIRECTOS** | **6.721.000.000** |
| Impuesto a empresas de hidrocarburos públicas - Petróleos de Venezuela, S.A. Casa Matriz y otras filiales (Pdvsa) | 6.721.000.000 |
| **1.2. INGRESOS NO TRIBUTARIOS** | **38.572.000.000** |
| **Ingresos del dominio petrolero** | **34.272.000.000** |
| Regalías petroleras públicas – crudos condensados | 28.101.000.000 |
| Regalías del gas empresas públicas | 1.620.000.000 |
| Impuesto superficial de hidrocarburos | 387.000.000 |
| Participación de azufre | 6.000.000 |
| Impuesto de Extracción | 3.918.000.000 |

| | |
|---|---|
| Impuesto de registro de exportación | 102.000.000 |
| Participación por coque | 138.000.000 |
| **Utilidades, rentas y dividendos** | **4.300.000.000** |
| Utilidades de acciones y participaciones de capital de entes descentralizados con fines empresariales petroleros Dividendos de Petróleos de Venezuela, S.A. (PDVSA) | 4.300.000.000 |
| **2. NO PETROLEROS** | **118.405.961.000** |
| **2.1. INGRESOS TRIBUTARIOS** | **115.945.347.363** |
| **IMPUESTOS DIRECTOS** | **30.436.627.170** |
| **Impuesto sobre la renta a personas jurídicas** | **23.476.169.754** |
| Impuesto sobre la renta a otras personas jurídicas | 23.415.131.644 |
| Reparos administrativos a otras personas jurídicas | 61.038.110 |
| **Impuesto sobre la renta a personas naturales** | **6.744.108.996** |
| Impuesto sobre la renta a personas naturales | 6.717.949.806 |
| Reparos administrativos por impuesto sobre la renta a personas naturales | 26.159.190 |
| **Impuesto sobre herencias, legados y regalos** | **216.348.420** |
| Impuestos sobre sucesiones, donaciones y demás ramos conexos | 213.925.318 |
| Reparos administrativos a impuesto sobre sucesiones, donaciones y demás ramos conexos | 2.423.102 |
| **IMPUESTOS INDIRECTOS** | **85.508.720.193** |
| **Impuestos de importación** | **8.547.130.260** |
| Impuesto de importación ordinario | 8.465.872.587 |
| Impuesto de importación de bultos postales | 3.351.733 |
| Impuesto interno por la importación de alcoholes y bebidas alcohólicas | 77.905.940 |
| **Impuestos sobre la producción, el consumo y transacciones financieras** | **76.690.793.513** |
| Impuesto valor agregado (neto) | 61.366.303.110 |

| | |
|---|---|
| Impuesto sobre licores | 2.557.688.503 |
| Impuesto sobre cigarrillos | 6.247.791.900 |
| Impuesto al consumo propio de gasolina | 4.388.235 |
| Impuesto al consumo general de la gasolina | 502.673.753 |
| Impuesto al consumo propio de otros derivados del petróleo | 32.911.765 |
| Impuesto al consumo general de otros derivados del petróleo | 3.410.366.247 |
| Impuesto sobre telecomunicaciones | 2.568.670.000 |
| **Impuesto a las actividades de juego de envite y azar** | **270.796.420** |
| Impuesto sobre casinos y salas de bingo | 270.796.420 |
| **2.2. INGRESOS NO TRIBUTARIOS** | **1.607.707.637** |
| **Ingresos por Tasas** | **1.253.377.637** |
| **Servicios de aduanas** | **571.850.940** |
| Servicios de aduanas | 564.956.349 |
| Habilitación de aduanas | 6.218.323 |
| Derechos de almacenaje | 675.276 |
| Corretaje de bultos postales | 15 |
| Servicios de consulta sobre clasificación arancelaria, valoración aduanera y análisis de laboratorio | 977 |
| **Servicios de telecomunicaciones** | **54.370.553** |
| **Bandas de garantía, cápsulas y sellos** | **62.656.697** |
| **Timbres fiscales** | **265.250.000** |
| **Servicios sociales y administrativos** | **299.249.447** |
| **Ingresos del dominio minero** | **354.330.000** |
| Hierro | 148.280.000 |
| Otros minerales | 206.050.000 |
| **2.3. INGRESOS DE LA PROPIEDAD** | **1.840.000** |
| **Utilidades, dividendos, alquileres u otros ingresos de la propiedad** | **1.840.000** |
| Alquileres | 1.840.000 |

| | |
|---|---|
| **2.4. OTROS INGRESOS** | **851.066.000** |
| **Diversos ingresos** | **475.935.626** |
| Multas por varios ramos | 77.291.976 |
| Intereses moratorios | 398.611.313 |
| Reparos fiscales | 32.337 |
| **Otros ingresos ordinarios** | **375.130.374** |
| **B. FUENTES DE FINANCIAMIENTO** | **40.509.227.048** |
| **B.1 DISMINUCIÓN DE OTROS ACTIVOS FINANCIEROS** | **150.051.890** |
| Disminución de deudas de cuentadantes por rendir de fondos en avance a corto plazo (Reintegro) | 150.051.890 |
| **B.2. INCREMENTOS DE PASIVOS** | **40.359.175.158** |
| **1. LEY ESPECIAL DE ENDEUDAMIENTO ANUAL 2011** | **40.359.175.158** |
| **Financiamiento de proyectos por endeudamiento** | **9.629.482.575** |
| **Ministerio del Poder Popular para la Defensa** | **29.524.961** |
| Mantenimiento Mayor a las Unidades Operativas de la Armada | 29.524.961 |
| **Ministerio del Poder Popular para el Ambiente** | **915.565.205** |
| Agua potable y saneamiento en Zonas Urbanas y Rurales | 68.421.053 |
| Obras de Regulación y Trasvase, Desarrollo Agrícola del Valle de Quíbor y Conservación de la cuenca del Río Yacambú | 715.525.197 |
| Manejo Sustentable de los recursos naturales en la cuenca del río Caroní | 8.911.914 |
| Proyecto Nacional de Gestión y Conservación Ambiental | 34.583.345 |
| Racionalización de los Consumos de Agua Potable y Saneamiento en Zonas Urbanas y Rurales | 15.772.118 |
| Fortalecimiento de Capacidades Nacionales para el Manejo y Disposición Final de los Residuos y Desechos Sólidos | 52.037.727 |
| Fortalecimiento de la Infraestructura para la Investigación y manejo de Organismos Genéticamente Modificados (OMG´S) | 3.052.632 |
| Atención Acueductos Rurales y Poblaciones Menores, Fase II | 14.261.219 |
| Rehabilitación y Optimización de las Plantas Mayores de | 3.000.000 |

| | |
|---|---|
| Potabilización de Agua en Venezuela | |
| **Ministerio del Poder Popular para Relaciones Interiores y Justicia** | **22.119.535** |
| Ampliación, recuperación, dotación y construcción de la infraestructura penitenciaria | 11.059.768 |
| Despliegue del Cuerpo de Policía Nacional Bolivariana en el Territorio Nacional | 11.059.767 |
| **Vicepresidencia de la República** | **109.565.670** |
| Segunda Fase del Programa de Apoyo al Centro de Acción Social por la Música | 102.400.732 |
| Complejo de Acción Social por la Música Simón Bolívar | 7.164.938 |
| **Ministerio del Poder Popular para la Agricultura y Tierras** | **232.977.998** |
| Desarrollo Sostenible para las Zonas Semiáridas de los estados Lara y Falcón, segunda fase (PROSALAFA II) | 26.798.418 |
| Sistema de Riego Valle de Quíbor | 206.179.580 |
| **Ministerio del Poder Popular del Despacho de la Presidencia** | **31.025.072** |
| Fortalecimiento del Instituto Nacional de Estadística (INE) como ente rector del Sistema Estadístico Nacional (SEN) | 31.025.072 |
| **Ministerio del Poder Popular para las Industrias Básicas y Minería** | **1.408.755.667** |
| Diseño, Construcción y Operación de un Complejo Siderúrgico | 1.408.755.667 |
| **Ministerio del Poder Popular para la Salud** | **3.405.073** |
| Apoyo a las poblaciones Warao del Delta del Orinoco | 3.405.073 |
| **Ministerio del Poder Popular para la Energía Eléctrica** | **4.739.275.717** |
| Central Hidroeléctrica TOCOMA | 2.460.110.414 |
| Fortalecimiento y Desarrollo Institucional de CORPOELEC | 160.690.999 |
| Construcción de Subestaciones Encapsuladas en SF6 en la Zona Urbana de Maracaibo | 162.132.077 |
| Modernización de Subestaciones Santa Teresa, San Gerónimo y el Tigre 400 KV | 117.000.000 |
| Rehabilitación de las Unidades de 1 a 6 de la Casa de | 221.000.000 |

| | |
|---|---|
| Máquinas 1 de la Central Hidroeléctrica Simón Bolívar (Gurí) | |
| Planta Termozulia III | 1.003.642.733 |
| Conversión a Gas Planta Centro | 3.161.494 |
| Proyectos Mayores Generación y Transmisión | 337.650.000 |
| Desarrollo Uribante Caparo – Central Fabricio Ojeda | 68.650.500 |
| Sistema de Transmisión Eléctrica Eje Orinoco - Apure | 205.237.500 |
| **Ministerio del Poder Popular de Planificación y Finanzas** | **33.988.743** |
| Modernización del SENIAT III | 33.988.743 |
| **Ministerio del Poder Popular para Transporte y Comunicaciones** | **2.103.278.943** |
| Adquisición de Material Rodante y Ampliación de los patios de Estacionamientos de la Línea Caracas - Cúa | 21.381.750 |
| Sistema Ferroviario Central "Ezequiel Zamora" Tramo Puerto Cabello – La Encrucijada | 264.421.020 |
| Línea 5. Tramo Plaza Venezuela – Miranda II | 273.347.306 |
| Inversiones Operativas | 85.185.659 |
| Transporte Superficial de la C.A. Metro de Caracas | 6.240.000 |
| Rehabilitación de la Línea I Metro de Caracas | 501.872.501 |
| Línea 2. El Tambor – San Antonio de los Altos | 641.107.187 |
| Línea 2. El Tambor – San Antonio de los Altos Sistema Metro Los Teques (Equipamiento) | 155.644.065 |
| Construcción de la Línea 2 del Metro de Valencia | 91.190.052 |
| Construcción de la Línea 3 del Metro de Valencia | 682.861 |
| Sistema Alimentador en Transporte Superficial al Metro de Valencia | 10.890.676 |
| Plan Maestro de Patios y Talleres | 14.457.280 |
| Inversión Operativa Metro de Valencia | 3.711.296 |
| Construcción de la Extensión de la Línea I del Sistema Masivo de la Ciudad de Maracaibo | 22.822.190 |
| Adecuación, Adaptación, Urbanismo y Paisajismo de los Espacios Públicos y Operacionales del Metro en el Corredor | 10.325.091 |

Vial Sabaneta

| | |
|---|---|
| **Financiamiento del Servicio de la Deuda** | **10.729.692.583** |
| **Financiamiento para Gestión Fiscal** | **20.000.000.000** |
| **TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO** | **204.208.188.048** |

## Capítulo II
## Presupuesto de gastos y aplicaciones financieras de la República

**Artículo 44.** Acuérdense los créditos presupuestarios por la cantidad de **DOSCIENTOS CUATRO MIL DOSCIENTOS OCHO MILLONES CIENTO OCHENTA Y OCHO MIL CUARENTA Y OCHO BOLÍVARES (Bs. 204.208.188.048),** asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

| CONCEPTO | BOLÍVARES |
|---|---|
| **A. GASTOS CORRIENTES** | **159.307.407.855** |
| A.1. GASTOS DE CONSUMO | 55.391.827.779 |
| A.2. GASTOS DE LA PROPIEDAD | 20.526.420.536 |
| A.3. TRANSFERENCIAS Y DONACIONES CORRIENTES | 81.746.850.812 |
| A.4 RECTIFICACIONES AL PRESUPUESTO | 1.636.989.521 |
| A.5 OTROS GASTOS CORRIENTES | 5.319.207 |
| **B. GASTOS DE CAPITAL E INVERSIONES FINANCIERAS** | **41.710.800.755** |
| B.1. INVERSIÓN DIRECTA | 1.221.032.353 |
| B.2. TRANSFERENCIAS Y DONACIONES DE CAPITAL | 40.263.577.845 |
| B.3. APORTES EN ACCIONES Y PARTICIPACIÓN DE CAPITAL | 226.190.557 |
| **C. APLICACIONES FINANCIERAS** | **3.189.979.438** |
| C.1 AMORTIZACIÓN DE LA DEUDA | 3.044.817.303 |

C.2. DISMINUCIÓN DE PASIVOS FINANCIEROS 145.162.135

**Artículo 45.** Acuérdese el monto total de los créditos presupuestarios para cada órgano de la República y para las rectificaciones al presupuesto de gastos, de acuerdo con la distribución siguiente:

| ÓRGANOS | BOLÍVARES |
|---|---|
| 01 Asamblea Nacional | 832.626.998 |
| 02 Contraloría General de la República | 274.824.770 |
| 03 Consejo Nacional Electoral | 1.715.516.130 |
| 06 Ministerio del Poder Popular para Relaciones Exteriores | 1.099.673.549 |
| 08 Ministerio del Poder Popular para la Defensa | 10.228.518.093 |
| 10 Ministerio del Poder Popular para la Educación | 26.191.641.647 |
| 13 Ministerio del Poder Popular para el Trabajo y Seguridad Social | 15.357.092.802 |
| 17 Ministerio del Poder Popular para el Ambiente | 1.886.882.508 |
| 21 Tribunal Supremo de Justicia | 4.728.012.800 |
| 23 Ministerio Público | 1.371.839.217 |
| 25 Procuraduría General de la República | 90.694.204 |
| 26 Ministerio del Poder Popular para Relaciones Interiores y Justicia | 37.190.980.123 |
| 32 Defensoría del Pueblo | 113.420.651 |
| 33 Vicepresidencia de la República | 924.477.580 |
| 34 Ministerio del Poder Popular para la Agricultura y Tierras | 2.511.922.688 |
| 35 Ministerio del Poder Popular para la Educación Universitaria | 11.784.526.958 |
| 36 Ministerio del Poder Popular para la Comunicación y la Información | 598.193.783 |

| | | |
|---|---|---|
| 37 | Ministerio del Poder Popular del Despacho de la Presidencia | 3.415.031.451 |
| 38 | Consejo Moral Republicano | 4.166.576 |
| 39 | Superintendencia Nacional de Auditoria Interna | 20.766.818 |
| 41 | Ministerio del Poder Popular para la Alimentación | 3.171.558.660 |
| 43 | Ministerio del Poder Popular para las Industrias Básicas y Minería | 1.521.922.574 |
| 44 | Ministerio del Poder Popular para el Turismo | 123.708.141 |
| 45 | Ministerio del Poder Popular para la Energía y Petróleo | 290.547.597 |
| 46 | Ministerio del Poder Popular para la Cultura | 950.699.568 |
| 50 | Ministerio del Poder Popular para el Deporte | 778.605.795 |
| 52 | Ministerio del Poder Popular para los Pueblos Indígenas | 146.395.923 |
| 53 | Ministerio del Poder Popular para el Comercio | 236.613.654 |
| 54 | Ministerio del Poder Popular para la Salud | 15.459.046.621 |
| 56 | Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias | 1.957.219.761 |
| 57 | Ministerio del Poder Popular para las Comunas y Protección Social | 2.515.374.985 |
| 58 | Ministerio del Poder Popular para la Mujer y la Igualdad de Género | 308.921.143 |
| 59 | Ministerio del Poder Popular para la Energía Eléctrica | 7.072.484.324 |
| 60 | Ministerio del Poder Popular de Planificación y Finanzas | 29.501.521.321 |
| 61 | Ministerio del Poder Popular para Transporte y Comunicaciones | 5.422.382.260 |
| 62 | Ministerio del Poder Popular para Vivienda y Hábitat | 2.073.575.250 |
| 63 | Consejo Federal de Gobierno | 10.699.811.604 |

| | |
|---|---|
| Rectificaciones al Presupuesto | 1.636.989.521 |
| **TOTAL PRESUPUESTOS DE GASTOS** | **204.208.188.048** |

## Capítulo III
## Cuenta ahorro-inversión-financiamiento de la República

**Artículo 46.** La cuenta ahorro-inversión-financiamiento de la República para el Ejercicio Fiscal 2011, es la siguiente:

| CONCEPTO | | MONTO (En Bolívares) |
|---|---|---|
| **I Ingresos Totales** | | **163.698.961.000** |
| **I.1 Ingresos Corrientes** | | **163.698.961.000** |
| I.1.1 Petroleros | | 45.293.000.000 |
| I.1.2 No Petroleros | | 118.405.961.000 |
| **II Gastos Totales** | | **201.018.208.610** |
| **II.1 Gastos Corrientes** | | **159.307.407.855** |
| II.1.1 Intereses | | 20.523.855.993 |
| II.1.2 Resto de los Gastos Corrientes | | 138.783.551.862 |
| **II.2 Gastos de Capital** | | **41.710.800.755** |
| II.2.1 Gastos de Capital de las Regiones | | 27.034.061.016 |
| II.2.2 Resto del Gasto de Capital | | 14.676.739.739 |
| Superávit / (Déficit) en Cuenta Corriente | =I.1 – II.1 | 4.391.553.145 |
| Superávit / (Déficit) No Petrolero | =I.1.2 – II | (82.612.247.610) |
| Superávit / (Déficit) Primaro | =I – (II - II.1.1) | (16.795.391.617) |
| **Superávit / (Déficit) Financiero** | **=I – II** | **(37.319.247.610)** |
| Superávit / (Déficit) Ordinario | =I – (II - II.2.2) | (22.642.507.871) |
| **III Fuentes de Financiamiento** | | **40.509.227.048** |
| III.1 Disminución de Activos Financieros | | 150.051.890 |
| III.2 Incrementos de Pasivos Financieros | | 40.359.175.158 |
| **IV Aplicaciones Financieras** | | **40.509.227.048** |

| | |
|---|---|
| IV.1 Disminución de Pasivos Financieros | 3.189.979.438 |
| IV.2 Resultado Financiero | 37.319.247.610 |

## TÍTULO III
## PRESUPUESTOS DE INGRESOS, GASTOS Y OPERACIONES DE FINANCIAMIENTO DE LOS ENTES DESCENTRALIZADOS FUNCIONALMENTE DE LA REPÚBLICA, SIN FINES EMPRESARIALES

**Artículo 47.** Se aprueba la estimación de los ingresos y fuentes de financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los entes descentralizados de la República, sin fines empresariales, que a continuación se señalan:

**Asamblea Nacional**

A0420 Fundación Televisora de la Asamblea Nacional (ANTV)

A1603 Fundación Radio de la Asamblea Nacional (A.N. RADIO)

**Contraloría General de la República**

A0398 Fundación Instituto de Altos Estudios de Control Fiscal y Auditoría de Estado Gumersindo Torres (COFAE)

A0416 Fundación para los Servicios de Salud y Previsión Social de la Contraloría General de la República (SERSACON)

**Ministerio del Poder Popular para Relaciones Exteriores**

A0170 Servicio Autónomo Instituto de Altos Estudios Diplomáticos Pedro Gual

**Ministerio del Poder Popular para la Defensa**

A0005 Instituto Autónomo Círculo de las Fuerzas Armadas (IACFA)

A0044 Instituto de Oficiales de las Fuerzas Armadas en Situación de Retiro (IORFAN)

A0050 Instituto de Previsión Social de las Fuerzas Armadas Nacionales (IPSFA)

A0065 Oficina Coordinadora de la Prestación de los Servicios Educativos del Ministerio del Poder Popular para la Defensa (OCPSE)

A0066 Servicio Autónomo de Salud de la Fuerza Armada Nacional Bolivariana

A0100 Unidad Naval Coordinadora de los Servicios de Carenado, Reparaciones de Casco, Reparaciones y Mantenimiento de Equipos y Sistemas de los Buques (UCOCAR)

A0126 Fondo Autónomo de Inversiones y Previsión socio-económica para el personal de empleados y obreros de las Fuerzas Armadas Nacionales (FONDOEFA)

A0157 Servicio Autónomo de Bienes y Servicios del Ejército (SABSE)

A0192 Oficina Coordinadora de Hidrografía y Navegación (OCHINA)

A0193 Oficina Coordinadora de Apoyo Marítimo de la Armada (OCAMAR)

A0194 Servicio Autónomo sin Personalidad Jurídica de la Fuerza Aérea Venezolana (SAFAV)

A0195 Servicio Autónomo de Mantenimiento de Lanchas de la Guardia Nacional (SAMALGUARN)

A0204 Oficina Coordinadora de los Servicios Agropecuarios del Ministerio del Poder Popular para la Defensa (O.C.S.A.)

A0206 Asociación Civil Club de Sub. Oficiales Profesionales de las Fuerzas Armadas Nacionales (CLUSOFA)

A0448 Fundación de Atención Social del Ministerio del Poder Popular para la Defensa (FUNDASMIN)

A0485 Fundación de Cardiología Integral (FUNDACARDIN)

**Ministerio del Poder Popular para la Educación**

A0056 Instituto de Previsión y Asistencia Social para el Personal del Ministerio del Poder Popular para la Educación (IPASME)

A0129 Servicio Nacional Autónomo de Atención Integral a la Infancia y a la Familia (SENIFA)

A0135 Academia Nacional de Ciencias Económicas

A0136 Academia de Ciencias Físicas, Matemáticas y Naturales

A0137 Academia de Ciencias Políticas y Sociales

A0138 Academia Nacional de la Historia

A0139 Academia Venezolana de la Lengua

A0140 Academia Nacional de Medicina

A0323 Fundación de Edificaciones y Dotaciones Educativas (FEDE)

A0387 Fundación Centro Nacional para el Mejoramiento de la Enseñanza de la Ciencia (CENAMEC)

A0409 Fundación Medios Audiovisuales al Servicio de la Educación (EDUMEDIA)

A0410 Fundación Bolivariana de Informática y Telemática (FUNDABIT)

A0425 Fundación Samuel Robinson

A0477 Fundación Colombeia

A0484 Fundación Nacional El Niño Simón

A0911 Academia Nacional de la Ingeniería y el Hábitat

**Ministerio del Poder Popular para el Trabajo y Seguridad Social**

A0051 Instituto Nacional de Capacitación y Recreación de los Trabajadores (INCRET)

A0055 Instituto Venezolano de los Seguros Sociales (IVSS)

A0176 Instituto Nacional de Prevención, Salud y Seguridad Laborales (INPSASEL)

**Ministerio del Poder Popular para el Ambiente**

A0052 Instituto Nacional de Parques (INPARQUES)

A0064 Instituto para el Control y la Conservación del Lago de Maracaibo y su Cuenca Hidrográfica (ICLAM)

A0069 Servicio Autónomo Servicios Ambientales del Ministerio del Poder Popular para el Ambiente y de los Recursos Naturales (SAMARN)

A0103 Fundación Instituto Forestal Latinoamericano

A0107 Autoridad Única de Área Parque Nacional Archipiélago Los Roques

A0324 Fundación de Educación Ambiental

A0343 Fundación Laboratorio Nacional de Hidráulica

A0354 Fundación Nacional de Parques Zoológicos y Acuarios

A0909 Instituto Geográfico de Venezuela "Simón Bolívar"

A1314 Instituto Nacional de Meteorología e Hidrología (INAMEH)

**Tribunal Supremo de Justicia**

A0475 Fundación Gaceta Forense

**Procuraduría General de la República**

A0403 Fundación Procuraduría

**Ministerio del Poder Popular para Relaciones Interiores y Justicia**

A0003 Instituto Autónomo Caja de Trabajo Penitenciario

A0054 Instituto Autónomo de Previsión Social del Cuerpo de Investigaciones Científicas, Penales y Criminalísticas

A0118 Fondo Nacional para Edificaciones Penitenciarias (FONEP)

A0145 Comisión Nacional de Casinos, Salas de Bingo y Máquinas Traganíqueles

A0423 Fundación Misión Identidad

A0498 Fundación para la Asistencia Social de la Policía Metropolitana (FUNDAPOL)

A0940 Instituto Nacional de Transporte Terrestre (INTT)

A1303 Servicio Autónomo de Registros y Notarías (SAREN)

A1342 Servicio Administrativo de Identificación, Migración y Extranjería (SAIME)

A1355 Fondo Nacional Antidrogas

A1358 Universidad Nacional Experimental de la Seguridad (UNES)

**Defensoría del Pueblo**

A0412 Fundación Juan Vives Suriá

**Vicepresidencia de la República**

A0010 Instituto Autónomo Comisión Nacional de Telecomunicaciones (CONATEL)

A0015 Corporación de Desarrollo de la Región Central (CORPOCENTRO)

A0016 Corporación de Desarrollo de la Región de los Llanos (CORPOLLANOS)

A0018 Corporación de Desarrollo de la Región de los Andes (CORPOANDES)

A0019 Corporación de Desarrollo de la Región Zuliana (CORPOZULIA)

A0312 Fundación para el Desarrollo de la Región Centro Occidental de Venezuela (FUDECO)

A0369 Fundación del Estado para el Sistema Nacional de las Orquestas Juveniles e Infantiles de Venezuela (FESNOJIV)

A0460 Fundación Misión Milagro

A0830 Servicio Coordinado de Transporte Aéreo del Ejecutivo Nacional (SATA)

A0908 Servicio Nacional de Contrataciones

A0939 Instituto Nacional de Aeronáutica Civil (INAC)

**Ministerio del Poder Popular para la Agricultura y Tierras**

A0022 Instituto Nacional de Investigaciones Agrícolas (INIA)

A0426 Fundación Tierra Fértil

A0465 Fundación de Capacitación e Innovación para Apoyar la Revolución Agraria (CIARA)

A0844 Instituto Socialista de la Pesca y Acuicultura (INSOPESCA)

A0933 Instituto Nacional de Desarrollo Rural (INDER)

A0934 Corporación Venezolana Agraria (CVA)

A0935 Instituto Nacional de Tierras (INTI)

A1302 Fondo para el Desarrollo Agrario Socialista (FONDAS)

A1330 Instituto Nacional de Salud Agrícola Integral (INSAI)

**Ministerio del Poder Popular para la Educación Universitaria**

A0006 Colegio Universitario Francisco de Miranda

A0007 Colegio Universitario de Caracas

A0008 Colegio Universitario "Profesor José Lorenzo Pérez Rodríguez"

A0009 Colegio Universitario de Los Teques Cecilio Acosta "CULTCA"

A0011 Servicio Autónomo Oficinas Técnicas del Consejo Nacional de Universidades (CNU)

A0026 Instituto Universitario de Tecnología Jacinto Navarro Vallenilla, Carúpano

A0028 Instituto Universitario de Tecnología "Dr. Federico Rivero Palacio", Región Capital

A0029 Instituto Universitario de Tecnología Alonso Gamero, Coro

A0030 Instituto Universitario de Tecnología Agroindustrial Región Los Andes

A0032 Instituto Universitario de Tecnología de los Llanos

A0033 Instituto Universitario de Tecnología de Maracaibo

A0034 Instituto Universitario de Tecnología de Ejido

A0035 Instituto Universitario de Tecnología de Yaracuy

A0036 Instituto Universitario de Tecnología de Puerto Cabello

A0038 Instituto Universitario de Tecnología de Valencia

A0039 Instituto Universitario de Tecnología del Estado Trujillo

A0040 Instituto Universitario de Tecnología "José Antonio Anzoátegui", El Tigre

A0042 Instituto Universitario de Tecnología de Cabimas

A0043 Instituto Universitario de Tecnología del Estado Portuguesa

A0045 Instituto Universitario de Tecnología de Cumana

A0048 Instituto Universitario de Tecnología del Oeste "Mariscal Sucre"

A0053 Instituto Universitario de Tecnología Dr. Delfín Mendoza, Tucupita

A0060 Instituto Universitario de Tecnología de Caripito

A0080 Universidad del Zulia (LUZ)

A0081 Universidad Nacional Experimental Politécnica Antonio José de Sucre (UNEXPO)

A0082 Universidad de Oriente (UDO)

A0083 Universidad de Los Andes (ULA)

A0084 Universidad Nacional Experimental de los Llanos Centrales Rómulo Gallegos (UNERG)

A0085 Universidad Nacional Experimental Rafael María Baralt (UNERMB)

A0086 Universidad Nacional Experimental Simón Bolívar (USB)

A0087 Universidad Nacional Abierta (UNA)

A0088 Universidad Nacional Experimental de Guayana (UNEG)

A0089 Universidad Centroccidental Lisandro Alvarado (UCLA)

A0090 Universidad Pedagógica Experimental Libertador (UPEL)

A0091 Universidad Nacional Experimental de Los Llanos Occidentales Ezequiel Zamora (UNELLEZ)

A0092 Universidad Nacional Experimental del Táchira (UNET)

A0093 Universidad Central de Venezuela (UCV)

A0094 Universidad de Carabobo (UC)

A0095 Universidad Nacional Experimental Simón Rodríguez (UNESR)

A0096 Universidad Nacional Experimental Francisco de Miranda (UNEFM)

A0186 Universidad Nacional Experimental del Yaracuy (UNEY)

A0196 Universidad Nacional Experimental Politécnica de la Fuerza Armada Nacional (UNEFA)

A0208 Universidad Nacional Experimental Sur del Lago "Jesús María Semprúm" (UNESUR)

A0307 Fundación para el Servicio de Asistencia Médica Hospitalaria para estudiantes de Educación Superior (FAMES)

A0413 Fundación Poliedro de Caracas

A0415 Fundación Misión Sucre

A0427 Fundación Centro Internacional Miranda

A0466 Fundación "Dr. Alejandro Próspero Reverend"

A0912 Universidad Nacional Experimental Marítima del Caribe (UNEMC)

A0925 Instituto Universitario de Tecnología del Estado Bolívar

A0942 Universidad Bolivariana de Venezuela (UBV)

A0952 Universidad Deportiva del Sur

A1315 Instituto Universitario Latinoamericano de Agroecología Paulo Freire (IALA)

A1322 Universidad Nacional Experimental de las Artes (UNEARTE)

A1350 Universidad Bolivariana de Trabajadores "Jesús Rivero"

A1364 Universidad Politécnica Territorial del Alto Apure Pedro Camejo

A1365 Universidad Politécnica Territorial del Estado Barinas José Félix Ribas

A1366 Universidad Politécnica Territorial de Barlovento Argelia Laya

A1367 Universidad Politécnica Territorial del Estado Lara Andrés Eloy Blanco

A1368 Universidad Politécnica Territorial del Norte del Táchira Manuela Sáenz

A1369 Universidad Politécnica Territorial del Estado Aragua Federico Brito Figueroa

**Ministerio del Poder Popular para la Comunicación y la Información**

A0079 Servicio Autónomo Imprenta Nacional y Gaceta Oficial

A0468 Fundación Televisora Venezolana Social (TEVES)

A0474 Fundación Premio Nacional de Periodismo

A0490 Fundación Ávila TV

A1601 Fundación El Correo del Orinoco

**Ministerio del Poder Popular del Despacho de la Presidencia**

A0198 Instituto Nacional de Estadística (INE)

A0216 Fundación "Pueblo Soberano"

A0938 Instituto Nacional del Poder Popular de la Juventud

**Ministerio del Poder Popular para la Alimentación**

A0421 Fundación Programa de Alimentos Estratégicos (Fundaproal)

**Ministerio del Poder Popular para las Industrias Básicas y Minería**

A0024 Corporación Venezolana de Guayana (C.V.G.)

A0199 Instituto Nacional de Geología y Minería (INGEOMIN)

A0428 Fundación Misión Piar

**Ministerio del Poder Popular para el Turismo**

A0943 Colegio Universitario Hotel Escuela de los Andes Venezolanos (CUHELAV)

A1329 Instituto Nacional de Turismo (INATUR)

**Ministerio del Poder Popular para la Energía y Petróleo**

A0356 Fundación Guardería Infantil del Ministerio de Energía y Minas "La Alquitrana"

A0361 Fundación Oro Negro

A0418 Fundación Misión Ribas

A0489 Fundación Fondo Nacional para la Producción Lechera

A0900 Ente Nacional del Gas (ENAGAS)

A0956 Servicio Autónomo de Metrología de Hidrocarburos

**Ministerio del Poder Popular para la Cultura**

A0002 Instituto Autónomo Biblioteca Nacional y de Servicios de Bibliotecas

A0150 Instituto del Patrimonio Cultural

A0158 Compañía Nacional de Teatro

A0161 Fundación Compañía Nacional de Música

A0301 Fundación Biblioteca Ayacucho

A0342 Fundación Casa Nacional de las Letras Andrés Bello

A0371 Fundación Vicente Emilio Sojo

A0372 Fundación Teatro Teresa Carreño

A0373 Fundación Centro de Estudios Latinoamericanos Rómulo Gallegos

A0374 Fundación Librerías del Sur

A0375 Fundación Casa del Artista

A0378 Centro de la Diversidad Cultural

A0390 Fundación Cinemateca Nacional

A0417 Fundación Centro Nacional de la Fotografía (CENAF)

A0424 Fundación Museos Nacionales

A0449 Fundación Distribuidora Venezolana de la Cultura

A0450 Fundación Compañía Nacional de Danza

A0451 Fundación Villa del Cine

A0452 Fundación Misión Cultura

A0453 Fundación Editorial El Perro y La Rana

A0454 Fundación Distribuidora Nacional de Cine, Amazonía Films

A0459 Fundación Red de Arte

A0462 Fundación Imprenta de la Cultura

A0469 Fundación Centro Nacional del Disco (CENDIS)

A0486 Fundación Centro Nacional de la Historia

A0821 Centro Nacional Autónomo de Cinematografía (CNAC)

A0829 Centro Nacional del Libro (CNL)

A0948 Instituto de las Artes Escénicas y Musicales

A0949 Instituto de las Artes de la Imagen y el Espacio

**Ministerio del Poder Popular para el Deporte**

A0049 Instituto Nacional de Deportes (IND)

A0479 Fundación para la Atención Integral a los Atletas de Alto Rendimiento en Situación de Retiro y Ex-Atletas Jóvenes, Adultos (as) y Adultos (as) Mayores (FUNDAEXAR)

**Ministerio del Poder Popular para el Comercio**

A0205 Servicio Autónomo Nacional de Normalización, Calidad, Metrología y Reglamentos Técnicos (SENCAMER)

A0828 Servicio Autónomo de la Propiedad Intelectual (SAPI)

A1344 Instituto para la Defensa de las Personas en el Acceso a Bienes y Servicios (INDEPABIS)

**Ministerio del Poder Popular para la Salud**

A0025 Instituto Autónomo Hospital Universitario de Caracas (HUC)

A0057 Instituto Nacional de Nutrición (INN)

A0061 Instituto Nacional de Higiene "Rafael Rangel" (INHRR)

A0119 Servicio Autónomo Servicio de Elaboraciones Farmacéuticas (SEFAR)

A0153 Servicio Autónomo Hospital Universitario de Maracaibo

A0181 Servicio Autónomo Instituto de Biomedicina

A0306 Fundación "José Félix Ribas"(FUNDARIBAS)

A0445 Fundación Hospital Cardiológico Infantil Latinoamericano Dr. Gilberto Rodríguez Ochoa

A0446 Fundación Misión Barrio Adentro

A0457 Fundación de Edificaciones y Equipamiento Hospitalario (FUNDEEH)

A0818 Sociedad Civil para el Control de Enfermedades Endémicas y Asistencia al Indígena, Bolívar (CENASAI BOLÍVAR)

A0907 Servicio Autónomo Instituto de Altos Estudios "Dr. Arnoldo Gabaldón"

A0957 Servicio Autónomo Centro Amazónico de Investigación y Control de Enfermedades Tropicales – Simón Bolívar (CAICET)

A0991 Servicio Autónomo de Contraloría Sanitaria (SACS)

A1602 Fundación Misión Niño Jesús

**Ministerio del Poder Popular para Ciencia, Tecnología e Industrias Intermedias**

A0063 Instituto Venezolano de Investigaciones Científicas (IVIC)

A0191 Observatorio Nacional de Ciencia, Tecnología e Innovación (ONCTI)

A0209 Centro Nacional de Tecnologías de Información (CNTI)

A0303 Fundación Centro de Investigaciones del Estado para la Producción Experimental Agroindustrial (CIEPE)

A0313 Fundación Instituto de Estudios Avanzados (IDEA)

A0314 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Anzoátegui (Fundacite-Anzoátegui)

A0315 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Aragua (Fundacite-Aragua)

A0316 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Carabobo (Fundacite-Carabobo)

A0318 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Falcón (Fundacite-Falcón)

A0319 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Bolívar (Fundacite-Bolívar)

A0320 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Mérida (Fundacite-Mérida)

A0321 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Táchira (Fundacite-Táchira)

A0322 Fundación para el Desarrollo de la Ciencia y la Tecnología del Estado Sucre (Fundacite-Sucre)

A0333 Fundación Gran Mariscal de Ayacucho (FUNDAYACUCHO)

A0334 Fundación Instituto de Ingeniería para la Investigación y Desarrollo Tecnológico (FIIDT)

A0338 Fundación Instituto Zuliano de Investigaciones Tecnológicas (INZIT-CICASI)

A0355 Fundación para el Desarrollo de la Ciencia y la Tecnología en el Estado Zulia (Fundacite-Zulia)

A0363 Fundación Venezolana de Investigaciones Sismológicas (FUNVISIS)

A0382 Fundación Centro de Investigaciones de Astronomía Francisco Duarte (CIDA)

A0405 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Lara (Fundacite-Lara)

A0429 Fundación Centro Nacional de Tecnología Química (CNTQ)

A0430 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Amazonas (Fundacite-Amazonas)

A0431 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Apure (Fundacite-Apure)

A0432 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Barinas (Fundacite-Barinas)

A0433 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Cojedes (Fundacite-Cojedes)

A0434 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Delta Amacuro (Fundacite-Delta Amacuro)

A0435 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Guárico (Fundacite-Guárico)

A0436 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Miranda (Fundacite-Miranda)

A0437 Fundación para el Desarrollo de la Ciencia y la Tecnología del estado Monagas (Fundacite-Monagas)

A0438 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Nueva Esparta (Fundacite-Nueva Esparta)

A0439 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Portuguesa (Fundacite-Portuguesa)

A0440 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Trujillo (Fundacite-Trujillo)

A0442 Fundación para el Desarrollo de la Ciencia y la Tecnología en el estado Yaracuy (Fundacite-Yaracuy)

A0443 Fundación Centro Nacional de Desarrollo e Investigación en Telecomunicaciones (CENDIT)

A0458 Fundación Centro Nacional de Innovación Tecnológica (CENIT)

A0461 Fundación Centro Nacional de Desarrollo e Investigación en Tecnologías Libres (CENDITEL)

A0464 Fundación Infocentro

A0660 Instituto Postal Telegráfico de Venezuela (IPOSTEL)

A0846 Instituto Nacional de Desarrollo para la Pequeña y Mediana Industria (INAPYMI)

A0927 Fondo Venezolano de Reconversión Industrial y Tecnológica (FONDOIN)

A0929 Fondo Nacional de Ciencia, Tecnología e Innovación (FONACIT)

A0937 Superintendencia de Servicios de Certificación Electrónica (SUSCERTE)

A1301 Agencia Bolivariana para Actividades Espaciales (ABAE)

**Ministerio del Poder Popular para las Comunas y Protección Social**

A0046 Instituto Nacional de Capacitación y Educación Socialista (INCES)

A0047 Instituto Nacional del Menor (INAM)

A0124 Consejo Nacional para las Personas con Discapacidad (CONAPDIS)

A0305 Fundación "Centro de Estudios Biológicos sobre Crecimiento y Desarrollo de la Población Venezolana" (FUNDACREDESA)

A0326 Fundación para el Desarrollo y Promoción del Poder Comunal (FUNDACOMUNAL)

A0480 Fundación Misión Negra Hipólita

A0487 Fundación "Misión Che Guevara"

A0842 Fondo de Desarrollo Microfinanciero (FONDEMI)

A0910 Instituto Autónomo Consejo Nacional de Derechos de Niños, Niñas y Adolescentes (IDENA)

A0931 Servicio Autónomo Fondo Nacional de Protección de Niños, Niñas y Adolescentes (FNPNA)

A0950 Instituto Nacional de Servicios Sociales (INASS)

A0953 Servicio Autónomo Fondo Nacional de los Consejos Comunales (SAFONACC)

A0954 Fondo para el Desarrollo Endógeno (FONENDÓGENO)

**Ministerio del Poder Popular para la Mujer y la Igualdad de Género**

A0456 Fundación Misión Madres del Barrio Josefa Joaquina Sánchez

A0936 Instituto Nacional de la Mujer (INAMUJER)

**Ministerio del Poder Popular para la Energía Eléctrica**

A0364 Fundación para el Desarrollo del Servicio Eléctrico (FUNDELEC)

**Ministerio del Poder Popular de Planificación y Finanzas**

A0121 Superintendencia de Bancos y Otras Instituciones Financieras

A0122 Servicio Autónomo de Prestaciones Sociales de los Organismos de la Administración Central

A0123 Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT)

A0185 Superintendencia Nacional de Valores

A0325 Fundación Escuela de Gerencia Social (FEGS)

A0455 Fundación Escuela Venezolana de Planificación

A0463 Fundación Banco de Comercio Exterior (FUNDABANCOEX)

A0653 Corporación para la Zona Libre para el Fomento de la Inversión Turística de la Península de Paraguaná (CORPOTULIPA)

A0806 Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE)

A0906 Servicio Autónomo Superintendencia Nacional de Actividades Hípicas (SUNAHIP)

A0955 Servicio Autónomo Comisión Nacional de Loterías (CONALOT)

A1370 Superintendencia de la Actividad Aseguradora

**Ministerio del Poder Popular para Transporte y Comunicaciones**

A0330 Fundación Fondo Nacional de Transporte Urbano (FONTUR)

A0367 Fundación Laboratorio Nacional de Vialidad (FUNDALANAVIAL)

A0411 Fundación Pro-Patria 2000

A0658 Instituto Aeropuerto Internacional de Maiquetía

A0659 Instituto de Ferrocarriles del Estado (IFE)

A0661 Instituto Nacional de Canalizaciones (INC)

A0932 Instituto Nacional de los Espacios Acuáticos

**Ministerio del Poder Popular para Vivienda y Hábitat**

A0444 Fundación Misión Hábitat

A0662 Instituto Nacional de la Vivienda (INAVI)

A0711 Banco Nacional de Vivienda y Hábitat (BANAVIH)

# TÍTULO IV
# DEL DISTRITO CAPITAL

## Capítulo I
## Presupuesto de ingresos, gastos y operaciones de financiamiento del Distrito Capital

### Sección primera: presupuesto de ingresos y fuentes de financiamiento del Distrito Capital

**Artículo 48.** La estimación de los Ingresos y Fuentes de Financiamiento del Distrito Capital para el Ejercicio Fiscal 2011, asciende a la cantidad de **DOS MIL DOSCIENTOS OCHENTA Y NUEVE MILLONES CIENTO**

**VEINTICINCO MIL CUATROCIENTOS OCHENTA Y TRES BOLÍVARES (Bs. 2.289.125.483).**

| | |
|---|---|
| **INGRESOS CORRIENTES ORDINARIOS** | **2.289.125.483** |
| TRANSFERENCIAS Y DONACIONES CORRIENTES | 2.041.573.283 |
| Del Sector Público | 2.041.573.283 |
| Transferencias corrientes internas recibidas del sector público | 396.344.416 |
| De la República | 396.344.416 |
| Situado y asignaciones legales a Estados y Municipios | 1.645.228.867 |
| Del Situado Constitucional | 1.645.228.867 |
| Del Situado Estadal | 1.645.228.867 |
| OTROS INGRESOS | 247.552.200 |
| Otros ingresos ordinarios | 247.552.200 |
| **TOTAL INGRESOS Y FUENTES DE FINANCIAMIENTO** | **2.289.125.483** |

**Sección segunda: presupuesto de gastos y aplicaciones Financieras del Distrito Capital**

**Artículo 49.** Acuérdense los créditos presupuestarios del Distrito Capital para el Ejercicio Fiscal 2011, por la cantidad de **DOS MIL DOSCIENTOS OCHENTA Y NUEVE MILLONES CIENTO VEINTICINCO MIL CUATROCIENTOS OCHENTA Y TRES BOLÍVARES (Bs. 2.289.125.483),** asignándose a gastos corrientes, gastos de capital y aplicaciones financieras el límite máximo para gastar y cuya distribución interna de carácter informativo, son los montos siguientes:

| | |
|---|---|
| **A. INGRESOS CORRIENTES** | **1.854.424.465** |
| GASTOS DE CONSUMO | 876.648.882 |
| Remuneraciones | 541.355.256 |
| Sueldos, salarios y otras retribuciones | 141.275.118 |

| | |
|---|---|
| Beneficios y complementos de sueldos y salarios | 178.076.336 |
| Aportes Patronales | 25.216.553 |
| Prestaciones sociales y otras indemnizaciones | 33.916.672 |
| Asistencias socioeconómicas | 120.132.795 |
| Otros gastos de personal | 42.737.782 |
| Compra de bienes y servicios | 335.293.626 |
| Bienes de consumo | 75.881.160 |
| Servicios no personales | 259.412.466 |
| TRANSFERENCIAS Y DONACIONES CORRIENTES | 953.634.328 |
| Al sector privado | 343.711.858 |
| Transferencias corrientes al sector privado | 329.196.526 |
| Directas a personas | 329.196.526 |
| Pensiones y otros beneficios asociados | 69.000.000 |
| Jubilaciones y otros beneficios asociados | 252.292.526 |
| Otras transferencia directas a personas | 7.904.000 |
| Donaciones corrientes al sector privado | 14.515.332 |
| Donaciones a personas | 14.515.332 |
| Al sector Público | 609.922.470 |
| Transferencias corrientes al sector público | 582.895.247 |
| A la República | 1.200.000 |
| A los entes descentralizados sin fines empresariales para sus gastos | 363.469.102 |
| A entes descentralizados con fines empresariales no petroleros | 210.000.000 |
| Al Poder Municipal | 8.226.145 |
| Donaciones corrientes al sector público | 23.270.779 |

| | |
|---|---|
| A la República | 23.270.779 |
| Donaciones Corrientes a Consejos Comunales | 3.756.444 |
| OTROS GASTOS CORRIENTES | 24.141.255 |
| Otros Gastos Corrientes | 24.141.255 |
| **GASTOS DE CAPITAL** | **397.363.018** |
| INVERSIÓN REAL DIRECTA | 240.002.970 |
| Formación Bruta de Capital Fijo | 240.002.970 |
| Edificios e instalaciones | 1.000.000 |
| Maquinarias, equipos y otros bienes muebles | 189.364.518 |
| Construcciones de bienes de dominio privado | 3.000.000 |
| Construcciones de bienes de dominio público | 46.638.452 |
| **TRANSFERENCIA Y DONACIONES DE CAPITAL** | **157.360.048** |
| Al sector público | 157.360.048 |
| Transferencia de capital al sector público | 93.724.851 |
| A la República | 93.724.851 |
| Transferencia de Capital a Consejos Comunales | 7.035.260 |
| Donaciones de Capital a Consejos Comunales | 56.599.937 |
| **APLICACIONES FINANCIERAS** | **37.338.000** |
| DISMINUCIÓN DE PASIVOS | 37.338.000 |
| Disminución de cuentas y efectos por pagar | 37.338.300 |
| Disminución de cuentas y efectos por pagar a corto plazo | 37.338.000 |
| Disminución de sueldos, salarios y otras remuneraciones por pagar | 17.338.000 |
| Disminución cuentas por pagar a proveedores a corto plazo | 20.000.000 |
| **TOTAL GASTOS** | **2.289.125.483** |

**Sección tercera: cuenta ahorro–inversión–financiamiento**

**del Distrito Capital**

**Artículo 50.** La cuenta ahorro-inversión-financiamiento del Distrito Capital para el Ejercicio Fiscal 2011, es la siguiente:

| **Denominación** | **Presupuesto 2011 (En Bolívares)** |
|---|---|
| **I. CUENTA CORRIENTE** | |
| **1.1 INGRESOS CORRIENTES** | **2.289.125.483** |
| TRANSFERENCIAS Y DONACIONES CORRIENTES | 2.041.573.283 |
| Del sector público | 2.041.573.283 |
| Transferencia corrientes internas recibidas del sector público | 396.344.416 |
| De la República | 396.344.416 |
| Situado y asignaciones legales a Estados y Municipios | 1.645.228.867 |
| Del Situado Constitucional | 1.645.228.867 |
| Del Situado Estadal | 1.645.228.867 |
| OTROS INGRESOS | 247.552.200 |
| Otros ingresos ordinarios | 247.552.200 |
| **1.2 GASTOS CORRIENTES** | **1.854.424.465** |
| GASTOS DE CONSUMO | 876.648.882 |
| Remuneraciones | 541.355.256 |
| Sueldos, salarios y otras retribuciones | 141.275.118 |
| Beneficios y complementos de sueldos y salarios | 178.076.336 |
| Aportes patronales | 25.216.553 |
| Prestaciones sociales y otras indemnizaciones | 33.916.672 |
| Asistencia socioeconómicas | 120.132.795 |
| Otros Gastos de Personal | 42.737.782 |

| | |
|---|---|
| Compra de Bienes y servicios | 335.293.626 |
| Bienes de consumo | 75.881.160 |
| Servicios no personales | 259.412.466 |
| **TRANSFERENCIAS Y DONACIONES CORRIENTES** | **953.634.328** |
| Al sector privado | 343.711.858 |
| Transferencias corrientes al sector privado | 329.196.526 |
| Directas a personas | 329.196.526 |
| Pensiones y otros beneficios asociados | 69.000.000 |
| Jubilaciones y otros beneficios asociados | 252.292.526 |
| Otras transferencias directas a personas | 7.904.000 |
| Donaciones corrientes al sector privado | 14.515.332 |
| Donaciones a personas | 14.515.332 |
| Al sector público | 609.922.470 |
| Transferencias corrientes al sector público | 582.895.247 |
| A la República | 1.200.000 |
| A los entes descentralizados sin fines empresariales para sus gastos | 363.469.102 |
| A entes descentralizados con fines empresariales no petroleros | 210.000.000 |
| Al Poder Municipal | 8.226.145 |
| Donaciones corrientes al sector público | 23.270.779 |
| A la República | 23.270.779 |
| Donaciones Corrientes a Consejos Comunales | 3.756.444 |
| **OTROS GASTOS CORRIENTES** | **24.141.255** |
| Otros gastos corrientes | 24.141.255 |
| **1.4 RESULTADO ECONÓMICO EN CUENTA CORRIENTE: AHORRO** | **434.701.018** |

| | |
|---|---|
| **II. CUENTA CAPITAL** | |
| **2.1 INGRESOS DE CAPITAL** | **434.701.018** |
| RECURSOS PROPIOS DE CAPITAL | 434.701.018 |
| Ahorro en Cuenta Corriente | 434.701.018 |
| **2.2 GASTOS DE CAPITAL** | **397.363.018** |
| INVERSIÓN REAL DIRECTA | 240.002.970 |
| Formación Bruta de Capital Fijo | 240.002.970 |
| Edificios e instalaciones | 1.000.000 |
| Maquinaria, equipos y otros bienes muebles | 189.364.518 |
| Construcciones de bienes de dominio privado | 3.000.000 |
| Construcciones de bienes de dominio público | 46.638.452 |
| TRANSFERENCIA Y DONACIONES DE CAPITAL | 157.360.048 |
| Al sector público | 157.360.048 |
| Transferencias de capital al sector público | 93.724.851 |
| A la República | 93.724.851 |
| Transferencia de Capital a Consejos Comunales | 7.035.260 |
| Donaciones de Capital a Consejos Comunales | 56.599.937 |
| **2.3 RESULTADO FINANCIERO: SUPERÁVIT** | **37.338.000** |
| **III. CUENTA FINANCIERA** | |
| **3.1 FUENTES DE FINANCIAMIENTO** | **37.338.000** |
| SUPERÁVIT FINANCIERO | 37.338.000 |
| **3.2 APLICACIONES FINANCIERAS** | **37.338.000** |
| DISMINUCIÓN DE PASIVOS | 37.338.000 |
| Disminución de cuentas y efectos por pagar | 37.338.000 |
| Disminución de cuentas y efectos por pagar a corto plazo | 37.338.000 |
| Disminución de sueldos, salarios, y otras remuneraciones | 17.338.000 |

por pagar

Disminución cuentas por pagar a proveedores a corto plazo 20.000.000

## Capítulo II
## Presupuestos de ingresos, gastos y operaciones de financiamiento de los entes descentralizados funcionalmente del Distrito Capital, sin fines empresariales

**Artículo 51.** Se aprueba la estimación de los Ingresos y Fuentes de Financiamiento y se acuerdan los presupuestos de gastos y aplicaciones financieras de los Entes Descentralizados del Distrito Capital sin Fines Empresariales, que a continuación se señalan:

**Distrito Capital**

A0493 Fundación Banda Marcial de Caracas

A0494 Fundación para el Desarrollo Endógeno Comunal Agroalimentario Fundeca Yerba Caracas

A0495 Fundación Vivienda (FUNVI)

A0496 Fundación Caracas para los Niños

A1349 Servicio Autónomo Lotería de Caracas

A1353 Servicio de Administración Tributaria de Distrito Capital (SATDC)

A1354 Cuerpo de Bomberos del Gobierno del Distrito Capital

Dada, firmada y sellada en el Palacio Federal Legislativo, sede de la Asamblea Nacional, en Caracas, a los ocho días del mes de diciembre de dos mil diez. Año 200° de la Independencia y 151° de la Federación.

**CILIA FLORES**

Presidenta de la Asamblea Nacional

**DARÍO VIVAS VELASCO**
Primer Vicepresidente

**MARELIS PÉREZ MARCANO**
Segunda Vicepresidenta

**IVÁN ZERPA GUERRERO**
Secretario

**VÍCTOR CLARK BOSCÁN**
Subsecretario

**Asamblea Nacional N° 942**
Ley de Presupuesto para el Ejercicio Fiscal 2011
IAZG/VC/JCG/yjm